Form 20-F
period 2021-12-31
Codere Online Luxembourg, S.A.
filed 2022-04-29
CIK 1866782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

7 rue Robert Stümper

L-2557 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B255798

+34 91354 28 19
(Address of principal executive offices)

Guillermo Lancha, Director of Investor Relations

ir@codereonline.com

+34 91354 28 00

Avda. Bruselas, 26

28108 Alcobendas, Madrid
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	CDRO	Nasdaq Stock Market LLC
Warrants	CDROW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,121,956 ordinary shares, nominal value €1.00 per share, and 6,435,000 warrants to purchase ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issue by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

ii

Selected Definitions

In this document, unless the context otherwise requires:

“1915 Law” means the Luxembourg Law of August 10, 1915 on commercial companies, as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée).

“AenP Agreement” means the Contrato de Asociación en Participación, dated June 21, 2021, by and between SEJO and Libros Foráneos, S.A. de C.V., which became effective on the Merger Effective Time. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement.”

“ALTA” means Alta Cordillera, S.A., a corporation (sociedad anónima) registered and incorporated under the laws of Panama.

“ALTA License” means the standalone online gaming license granted to ALTA in Panama, under which ALTA is authorized to conduct online gaming operations in Panama for a twenty (20) year term from December 1, 2021.

“Ancillary Agreements” means the Contribution and Exchange Agreement, the Registration Rights and Lock-Up Agreement, the Nomination Agreement, the Indemnification Letter, the Warrant Amendment Agreement, and all other agreements, certificates and instruments executed and delivered by DD3, Codere Newco, Parent, Merger Sub or SEJO in connection with the Transactions and specifically contemplated by the Business Combination Agreement.

“Annual Financial Statements” means the audited consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021 and the audited combined carve-out financial statements of the Codere Online Business as of December 31, 2020 and for the years ended December 31, 2020 and 2019, prepared in accordance with IFRS, as adopted by the International Accounting Standards Board, and the accompanying notes.

“Argentina Restructuring Agreement” refers to the agreement entered into between Iberargen, S.A. a subsidiary within the Codere Group, and SEJO on November 15, 2021, as amended on November 30, 2021 and as further amended on March 28, 2022 to include Codere Argentina as a party thereto. See Item 7.B. “Related Party Transactions—Material Agreements—Argentina Restructuring Agreement.”

“Baron” means Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund.

“Baron Forward Purchase Agreement” means that certain Forward Purchase Agreement, dated as of November 17, 2020, by and between DD3 and Baron, as amended by the Baron FPA Amendment.

“Baron FPA Amendment” means Amendment No. 1 to the original Baron Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 and Baron.

“Baron IPO Shares” refers to the 996,069 Public Shares acquired by Baron in the IPO that Baron agreed not to redeem pursuant to the Baron Support Agreement.

“Baron Support Agreement” means the Investor Support Agreement, dated as of June 21, 2021, by and between DD3 and Baron.

“Buenos Aires License” means the permit granted to Iberargen S.A. by LOTBA under code DI-2021-238-GCABA-LOTBA on March 12, 2021 for a period of five (5) years.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Restructuring, the Exchange, the Class B Conversion, the Merger and the Parent Capital Increase.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 21, 2021, as may be amended, supplemented, or otherwise modified from time to time, by and among DD3, Codere Newco, SEJO, Parent and Merger Sub.

“Codere Argentina” means Codere Argentina, S.A., a company incorporated in Argentina and a wholly-owned subsidiary of Iberargen, S.A.

“CDON” means Codere Online, S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“CDON Licenses” means the following online licenses granted by the DGOJ to CDON: (A) three (3) general licenses for a ten (10) year term which were recently extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (granted until July 30, 2025), (ii) roulette (recently extended until June 22, 2025), (iii) black jack (recently extended until June 22, 2025), (iv) sports betting (granted until April 28, 2025), (v) horse betting (granted until April 28, 2024), and (vi) other bets (granted until April 28, 2025).

“Class B Conversion” means the automatic conversion and exchange immediately that occurred prior to the Merger Effective Time pursuant to the Business Combination Agreement of each share of DD3 Class B Common Stock for one validly issued, fully paid and non-assessable share of DD3 Class A Common Stock.

“Closing” means the consummation of the Business Combination.

“Closing Date” means November 30, 2021.

“Code” means the Internal Revenue Code of 1986, as amended.

“Codere Group” means until November 18, 2021, Codere, S.A. and its subsidiaries and, from November 19, 2021, Codere New Topco S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, and its subsidiaries, including Codere Newco.

“Codere Newco” means Codere Newco, S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“Codere Online,” the “Company,” “we,” “our” and “us” refer to Parent, including the Codere Online Business contributed to Parent, or in respect of which Restructuring Agreements have been entered into, in connection with the consummation of the Business Combination, unless the context otherwise requires.

“Codere Online Business” means the entities and/or businesses of the Codere Group focused on online gambling and other online services in Spain, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Malta and Argentina, which were either transferred to Parent at the time of the Exchange or in respect of which Restructuring Agreements have been entered into.

“Codere Online Panama” means Codere Online Panama S.A., a subsidiary of Codere Online incorporated in Panama.

“Colombia License” means license C1470, which allows for the operation of online gaming, granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A. for a term of five (5) years and which expires on November 15, 2022.

“Colombia Restructuring Agreements” refers to the sale and transfer agreement, the joint accounts agreement (contrato de cuentas en participacion) and the license assignment agreement entered into among Codere Colombia S.A., a subsidiary within the Codere Group, and Codere Online Colombia S.A.S., a subsidiary of Codere Online, on November 15, 2021, in each case as amended on November 30, 2021. See Item 7.B. “Related Party Transactions—Material Agreements—Colombia Restructuring Agreements.”

“Continental” means Continental Stock Transfer & Trust Company, Parent’s transfer agent, registrar and warrant agent.

“Contribution and Exchange Agreement” means that certain Contribution and Exchange Agreement, dated as of June 21, 2021, by and between Parent, SEJO and Codere Newco.

“DD3” means (i) prior to the Merger Effective Time, DD3 Acquisition Corp. II, a Delaware corporation and (ii) following the Merger Effective Time, Codere Online U.S. Corp., a Delaware corporation and wholly-owned subsidiary of Parent.

“DD3 Capital” means DD3 Capital Partners S.A. de C.V.

“DD3 Capital Subscription Agreement” means the Subscription Agreement, dated as of June 21, 2021, by and among DD3, DD3 Capital and Parent, pursuant to which, among other things, DD3 Capital agreed to subscribe for, and DD3 agreed to sell, upon the terms and subject to the conditions of the DD3 Capital Subscription Agreement, 500,000 shares of DD3 Class A Common Stock for an aggregate purchase price of $5,000,000, at a price of $10.00 per each share of DD3 Class A Common Stock, immediately prior to the Closing Date.

“DD3 Class A Common Stock” means the Class A common stock of DD3, par value $0.0001 per share.

“DD3 Class B Common Stock” means the Class B common stock of DD3, par value $0.0001 per share.

“DD3 Common Stock” means the DD3 Class A Common Stock and the DD3 Class B Common Stock, collectively.

“DD3 Units” means the Public Units and the Private Placement Units, collectively.

“DD3 Warrants” means the Public Warrants and the Private Warrants, collectively.

“DGCL” means the General Corporation Law of the State of Delaware.

“DGOJ” means the Spanish Directorate General for the Regulation of Gambling (Dirección General de Ordenación del Juego), the Spanish gaming regulator.

“Exchange” means the contribution and exchange, effective on the Exchange Effective Time, by Codere Newco of its SEJO Ordinary Shares to Parent in exchange for additional Ordinary Shares, which were subscribed for by Codere Newco, as contemplated by and pursuant to the Contribution and Exchange Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Effective Time” means 10:00 a.m. New York time on November 29, 2021.

“Exchange Issuance” has the meaning ascribed to it in the Business Combination Agreement.

“Expenses Reimbursement Letter” means that certain letter agreement entered into immediately prior to the Closing by and among the Sponsor, DD3, Codere Newco and Parent.

“Forward Purchase Agreements” means, collectively, (i) the Baron Forward Purchase Agreement and (ii) the MG Forward Purchase Agreement, in each case as may be amended from time to time.

“Forward Purchase Amendments” means, collectively, (i) the Baron FPA Amendment and (ii) the MG FPA Amendment.

“Forward Purchasers” means Baron and MG, and their permitted transferees under the Forward Purchase Agreements, collectively.

“Forward Purchase Shares” means an aggregate of 5,000,000 shares of DD3 Class A Common Stock issued to the Forward Purchasers in a private placement immediately prior to the Closing pursuant to the Forward Purchase Agreements, which shares were exchanged for Ordinary Shares upon consummation of the Business Combination.

“Gross Proceeds” means the sum of (i) the cash held by DD3 outside of the Trust Account, including the aggregate amount of proceeds from the Investment (as defined in the Business Combination Agreement) pursuant to the Forward Purchase Agreements and Subscription Agreements consummated prior to, or as of, the Closing, and (ii) the cash held in the Trust Account (including the amount of proceeds held in the Trust Account as a result of Baron not exercising any of its Redemption Rights pursuant to the Baron Support Agreement), after deducting all payments made or required to be made pursuant to exercises of Redemption Rights.

“HIPA” means Hípica de Panamá, S.A., a corporation (sociedad anónima) registered and incorporated under the laws of Panama.

“HIPA License” means Resolution No. 921 of September 21, 2017 which authorizes to operate online sports betting by virtue of Contract No. 1 of April 16, 2018 (under which HIPA was awarded 5 licenses for a five (5) year term, renewable for another five (5) years) and Contract No. 193 of 4 October 4, 2005 (under which HIPA was awarded 51 licenses for a twenty (20) year term).

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by the IFRS Foundation and the International Accounting Standards Board (IASB), as in effect from time to time.

“Indemnification Letter” means the indemnification entered into by Codere Newco, Parent and SEJO at Closing.

“IPO” means DD3’s initial public offering of Public Units, consummated on December 10, 2020.

“Italy License” means Remote Gaming License no. 15411 granted to Codere Scommese S.r.l. on October 7, 2019, which expires on December 31, 2022.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Larrain” means Larrain Investment Inc.

“Larrain Subscription Agreement” means the Subscription Agreement, dated as of June 21, 2021, by and among DD3, Larrain and Parent, pursuant to which, among other things, Larrain subscribed for, and DD3 sold, upon the terms and subject to the conditions of the Larrain Subscription Agreement, 1,211,000 shares of DD3 Class A Common Stock for an aggregate purchase price of $12,110,000, at a price of $10.00 per each share of DD3 Class A Common Stock, immediately prior to the Closing Date.

“LIFO” means Libros Foráneos, S.A. de C.V.

“LIFO License” means license 2768 granted to LIFO in May 1990, which was renewed for a period of 12 years under Official Letter DGJS/1018/2015, expiring on May 10, 2027, which allows for the operation of 18 retail locations in Mexico and online gaming. By virtue of Official Letter No. DGJS/234/2019, dated March 14, 2019 the Ministry of Interior authorizes Codere Online to operate online gaming through the website “codere.mx”.

“Merger” means the merger of Merger Sub with and into DD3, with DD3 surviving the Merger as a wholly-owned subsidiary of Parent. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp.”

“Merger Consideration” has the meaning ascribed to it in the Business Combination Agreement.

“Merger Effective Time” means 12:01 a.m. New York time on November 30, 2021.

“Merger Sub” means Codere Online U.S. Corp., a Delaware corporation, which merged with and into DD3 at the Merger Effective Time, with DD3 surviving the Merger.

“MG” means MG Partners Multi-Strategy Fund LP, an Ontario limited partnership.

“MG Forward Purchase Agreement” means that certain Forward Purchase Agreement, dated as of November 19, 2020, by and between DD3 and MG, as amended by the MG FPA Amendment.

“MG FPA Amendment” means Amendment No. 1 to the original MG Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 and MG.

“Nasdaq” means The Nasdaq Stock Market LLC.

“net gaming revenue” means all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets.

“Nomination Agreement” means that certain nomination agreement entered into by Codere Newco, Parent and the Sponsor at Closing.

“ONOL” means Codere Online Operator Limited, a private limited company incorporated in Malta.

“OMSE” means Codere Online Management Services Limited, a private limited company incorporated in Malta.

“Ordinary Shares” means the ordinary shares of Parent, with a nominal value of €1.00 per share.

“Ordinary Shares Merger Issuance” means the issuance of one Ordinary Share in consideration of each share of DD3 Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time (which for the avoidance of doubt did not include shares of DD3 Class A Common Stock as to which Redemption Rights were exercised).

“Original Warrant Agreement” means the warrant agreement, dated as of December 7, 2020, by and between DD3 and Continental, as warrant agent, governing the DD3 Warrants.

“Panama Restructuring Agreements” refers collectively to the agreement entered into among Codere Online Panama and HIPA on November 15, 2021, as amended on November 30, 2021, and the agreement entered into by Codere Online Panama and ALTA on December 1, 2021. See Item 7.B. “Related Party Transactions—Material Agreements—Panama Restructuring Agreements.”

“Parent” means Codere Online Luxembourg, S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798.

“Parent Board” means the board of directors of Parent.

“Parent Capital Increase” means the share capital increase of Parent by way of the Ordinary Shares Merger Issuance.

“Parent Shareholders” means holders of Ordinary Shares.

“Parent Private Warrants” means the 185,000 Private Warrants that converted into Parent Warrants on the Closing Date.

“Parent Public Warrants” means the 6,250,000 Public Warrants that converted into Parent Warrants on the Closing Date.

“Parent Warrants” means the DD3 Warrants as converted into warrants of Parent representing the right to purchase Ordinary Shares, pursuant to the Warrant Amendment Agreement in connection with the Merger and on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the Original Warrant Agreement.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE” means the private placement pursuant to which the Subscribers purchased the PIPE Shares immediately prior to the Closing.

“PIPE Shares” means the shares of DD3 Class A Common Stock issued to the Subscribers in the PIPE, which shares were exchanged for Ordinary Shares upon consummation of the Business Combination. An aggregate of 1,711,000 shares of DD3 Class A Common Stock were issued to the Subscribers in the PIPE.

“Platform and Technology Services Agreement” means the Platform and Technology Services Agreement, effective January 1, 2021, by and among Codere Newco, OMSE and Codere Apuestas España, S.L.U., as amended on March 1, 2022, for the provision of platform and technology services by Codere Newco and Codere Apuestas España, S.L.U. to OMSE’s online casino and sports betting business. See Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

“Private Placement Units” means the aggregate 370,000 units purchased by the Sponsor and the Forward Purchasers in a private placement in connection with the IPO, each of which consisted of one Private Share and one-half of one Private Warrant.

“Private Shareholders” means the holders of Private Shares, and their permitted transferees, collectively.

“Private Shares” means the shares of DD3 Class A Common Stock issued as part of the Private Placement Units.

“Private Warrants” means the warrants included in the Private Placement Units, each of which was exercisable for one share of DD3 Class A Common Stock.

“Proxy Statement” means the definitive proxy statement filed by DD3 with the SEC on October 27, 2021.

“Public Shares” means the shares of DD3 Class A Common Stock issued as part of the Public Units.

“Public Stockholders” means the holders of Public Shares.

“Public Units” means the 12,500,000 units issued in the IPO, each of which consisted of one Public Share and one-half of one Public Warrant.

“Public Warrants” means the warrants included in the Public Units, each of which was exercisable for one share of DD3 Class A Common Stock.

“Redemption Rights” means the redemption rights provided for in Article IX of the DD3 Certificate of Incorporation.

“Relationship and License Agreement” means the Relationship and License Agreement, dated June 21, 2021, by and between Codere Newco and SEJO, which became effective as of the Merger Effective Time. See Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.”

“Registration Rights and Lock-Up Agreement” means that certain registration rights and lock-up agreement entered into by DD3, Codere Newco, Parent, the Sponsor, the Forward Purchasers and the other parties thereto, at Closing.

“Restructuring” means the corporate restructuring pursuant to which all of the Codere Group’s online gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities became operated or owned, as applicable, by SEJO and its subsidiaries by holding or receiving assets, rights and/or entities from the Codere Group, as set forth in the Business Combination Agreement; except that, in Colombia, Panama and the City of Buenos Aires (Argentina), in lieu of causing the consummation of the restructuring step plan agreed with DD3 in respect of each of such jurisdictions, the Codere Online group entered into a Restructuring Agreement with the relevant subsidiaries of Codere Group in the affected jurisdiction.

“Restructuring Agreements” refers, collectively, to the Colombia Restructuring Agreements, the Panama Restructuring Agreements and the Argentina Restructuring Agreement and “Restructuring Agreement” refers to one or any of such agreements, as the context may require.

“RM Sponsorship Agreement” means the sponsorship agreement (“Contrato de Patrocinio”), dated October 11, 2016, between Codere Newco and Real Madrid Club de Fútbol, as amended on April 10, 2019, November 24, 2020 and October 7, 2021 and as further amended from time to time, pursuant to which, Codere Online is, and is expected to continue to be, the licensee of certain rights, marks, names, images, designations, anthems, photographs and brands set forth under the RM Sponsorship Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SEJO” means Servicios de Juego Online S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“SEJO Ordinary Shares” means the ordinary shares of SEJO, all with a nominal value of €1.00 per share.

“Spanish Gaming Law” means Spanish Law 13/2011, of May 27, on gaming regulation.

“Sponsor” means DD3 Sponsor Group, LLC, a Delaware limited liability company.

“Sponsorship and Services Agreement” means the Sponsorship and Services Agreement, dated June 21, 2021, by and between Codere Newco and SEJO, which became effective as of the Merger Effective Time. See Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

“Subscribers” means DD3 Capital, Larrain and their permitted transferees under the Subscription Agreements, collectively.

“Subscription Agreements” means the DD3 Capital Subscription Agreement and the Larrain Subscription Agreement.

“Supporting Entities” means OMSE, Codere Israel Marketing Support Services LTD, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation.

“Surviving Corporation” means DD3 as surviving corporation of the Merger. Upon the Merger, DD3 became a wholly-owned subsidiary of Parent and its corporate name changed to “Codere Online U.S. Corp.”

“Surviving Corporation Exchange” means the exchange in which each share of Merger Sub was converted into one share of the Surviving Corporation.

“TAM” means total addressable market.

“Transaction Documents” means the Business Combination Agreement, including all schedules and exhibits thereto and related disclosure schedules, the Ancillary Agreements and all other agreements, certificates and instruments executed and delivered by DD3, Codere Newco, Parent, Merger Sub or SEJO in connection with the Transactions and specifically contemplated by the Business Combination Agreement.

“Transactions” means the transactions contemplated by the Transaction Documents, including the Restructuring, the Exchange and the Merger.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the Private Placement Units.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Warrant Agreement” means the Original Warrant Agreement, as amended by the Warrant Amendment Agreement.

“Warrant Amendment Agreement” means that certain agreement to amend the Original Warrant Agreement entered into by DD3, Parent and Continental, as warrant agent, at Closing.

Presentation of Financial and Other Information

In this annual report on Form 20-F (this “Form 20-F” or “annual report”), references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union (“EU”) relating to Economic and Monetary Union and references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America.

The historical financial information for Codere Online has been prepared in accordance with IFRS, as issued by the IASB, which can differ in certain significant respects from U.S. GAAP.

Unless otherwise noted, all financial information for Codere Online provided in this annual report is denominated in Euros.

Our fiscal year ends on December 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended December 31, 2019, references to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, and references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021.

Preparation of the Annual Financial Statements

Parent was incorporated on June 4, 2021 and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Parent’s only activities until then were organizational activities and those necessary to prepare for the Business Combination. Parent expects its expenses (and, to a lesser extent, its revenue) to increase substantially as a result of the consummation of the Exchange. As Parent was incorporated on June 4, 2021, it is not accounted for in the audited combined carve-out financial statements of the Codere Online Business as of December 31, 2020 and for the years ended December 31, 2020 and 2019.

As explained in greater detail in Notes 1 and 2 to the Annual Financial Statements, the Annual Financial Statements reflect the combination of the results of all of the entities and/or businesses that formed the Codere Online Business as of the Exchange Effective Time. Upon the consummation of the Exchange, the Codere Online Business was transferred to Parent except (i) as provided in the Business Combination Agreement with respect to Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO (the entity which holds the LIFO License) as asociante, and SEJO as asociado, pursuant to which SEJO has the right to receive 99.99% of any distributed profits (see Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”) and (ii) as indicated below with respect to Colombia, Panama and the City of Buenos Aires (Argentina). The transfer was structured in two steps: first, the transfer to SEJO of all the relevant entities and/or businesses that form the Codere Online Business that were not direct or indirect subsidiaries or businesses of SEJO as of the date of the Business Combination Agreement (as part of the Restructuring) and, secondly, the transfer of SEJO to Parent (as part of the Exchange).

In Spain and Italy, CDON and Codere Scommese S.r.l., respectively, were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange. In accordance with the Business Combination Agreement, as the planned corporate restructuring could not be consummated by October 1, 2021 with respect to Colombia, Panama and the City of Buenos Aires (Argentina), respectively, Restructuring Agreements were entered into on November 15, 2021 (except for the agreement that Codere Online Panama and ALTA entered into on December 1, 2021) between the relevant Codere Group entity holding the online license and a Codere Online entity. Such Restructuring Agreements generally govern the terms and conditions of, among other things, the assignment by the relevant Codere Group entity of assets, contracts, employees and permits, as applicable, necessary for the operation of the online gaming business by the Codere Online entity in Colombia, Panama and the City of Buenos Aires (Argentina), respectively, subject to the required authorizations. See Item 7.B. “Related Party Transactions—Material Agreements.”

The AenP Agreement in Mexico was entered into during 2021 and is accounted for in the audited consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021. Codere Online Panama and Codere Online Colombia SAS were incorporated by Codere Online in Panama and Colombia, respectively, during 2021. Both are wholly-owned subsidiaries of Codere Online and are accounted for in the audited consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021. As of December 31, 2021, Codere Online Argentina, S.A. had not been incorporated and duly registered.

The financial statements as of and for the year ended December 31, 2021 are consolidated and combined carve-out financial statements. The financial statements as of December 31, 2020 and for the years ended December 31, 2020 and 2019 are combined carve-out financial statements. The Annual Financial Statements are considered “combined” financial statements because they reflect the combined results of Parent, SEJO and the entities that were subject to the Restructuring, until the effectiveness of the Exchange on November 29, 2021.

The Restructuring was treated as a reorganization of entities under common control, which is outside of the scope of IFRS 3 (Business Combinations), as such entities were under the common control and management by the Codere Group. Accordingly, the Codere Group made an accounting policy choice to present business combinations under common control using the “predecessor accounting method” or “pooling of interest method”, which involves the following:

●	The assets and liabilities of the entities subject to the Restructuring were reflected at their carrying amounts in Codere Group’s consolidated financial statements. No adjustments were made to reflect fair values, or recognize any new assets or liabilities at the Exchange Effective Time that would otherwise be done under the acquisition method.

●	Any difference between the consideration paid/transferred and the aggregate book value of the assets and liabilities of the entities subject to the Restructuring as of the Exchange Effective Time was reflected as an adjustment to equity.

●	The Annual Financial Statements include all revenues, expenses, assets and liabilities attributed to Codere Online as part of the Restructuring.

●	Under the pooling of interest method, each of the entities subject to the Restructuring is accounted for as if it had always been part of Codere Online.

The Annual Financial Statements are considered “carve-out” financial statements because the 2021 income statement includes carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”.

Additionally, as explained in greater detail in Note 1 to the Annual Financial Statements, the Merger was completed on November 30, 2021 and DD3 became a part of Codere Online. Further, also on November 30, 2021 and in connection with the Merger, the DD3 Warrants were converted into warrants of Parent representing the right to purchase Ordinary Shares on substantially the same terms as were in effect immediately prior to the Merger Effective Time. The Merger was not considered a business combination under IFRS 3 (Business Combinations), but rather it was accounted for under IFRS 2 (Share-based Payment), as DD3 was not considered to be a business under IFRS 3. Therefore, the accounting of the Merger in the Annual Financial Statements is as follows:

●	The equity of DD3 was eliminated and the equity of Parent stayed as the accounting acquirer.

●	The difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares, amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2.

●	Therefore, the cost of the service, which is a non-cash expense, amounted to €35.8 million and was recorded within the listing and transaction costs line in 2021.

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of Parent in the consolidated and combined carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Group, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of Parent in the consolidated and combined carve-out financial statements of Codere Online for the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements.

The Annual Financial Statements reflect only part of Codere Online’s proposed use of the proceeds of the Transactions, which seeks to enhance and expand its business and operations in the coming years, and of Codere Online’s incremental operating expenses (e.g. due to the reinforcement of the management team and/or related to third-party service providers) needed to support such enhancement and expansion of the business and operation as an independent, Nasdaq-listed company. Consequently, the Annual Financial Statements may not be indicative of the results of operations and financial position of Parent. See Item 3.D. “Risk Factors—Risk Factors Related to the Financial Information and this Annual Report—The Annual Financial Statements are not necessarily indicative of the results of operations and financial position of Codere Online.”

Intellectual Property

We have proprietary rights to trademarks, trade names and service marks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

Industry and Market Information

In this annual report, we present industry data, information and statistics regarding the markets in which Codere Online competes as well as Codere Online’s analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to Codere Online’s business and markets. Such information is supplemented where necessary with Codere Online’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and Codere Online’s management’s judgment where information is not publicly available. This information appears in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and other sections of this annual report.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under Item 3.D. “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this annual report may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue;

●	any prospective financial information included in this annual report;

●	changes in Codere Online’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	Codere Online’s strategic advantages and the impact those advantages will have on future financial and operational results;

●	expansion plans and opportunities, including TAM estimates;

●	Codere Online’s expectations with respect to obtaining and maintaining online gaming licenses;

●	Codere Online’s ability to grow its business in a cost-effective manner;

●	the implementation, market acceptance and success of Codere Online’s business model;

●	developments and projections relating to Codere Online’s competitors and industry;

●	Codere Online’s approach and goals with respect to technology;

●	Codere Online’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of the COVID-19 pandemic on Codere Online’s business;

●	changes in foreign currency exchange rates, which can affect revenue and foreign currency prices;

●	changes in applicable laws or regulations, including online gaming rules and regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this annual report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include:

●	changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information;

●	the impacts and ongoing uncertainties created by the COVID-19 pandemic, regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war;

●	the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates;

●	the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so;

●	the risk that Codere Online may never achieve or sustain profitability;

●	the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that Codere Online experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations;

●	the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all;

●	the risk that Codere Online is unable to secure or protect its intellectual property;

●	the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this annual report, including those under Item 3.D. “Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk. In addition to the other information contained in this annual report, including the Annual Financial Statements included elsewhere in this annual report and the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before making and investment decision. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on Codere Online’s business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of our securities could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this annual report to Codere Online’s business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, revenue, results of operations, financial condition, and future prospects of Codere Online.

Risk Factor Summary

Set forth below is a summary of some of the principal risks we face:

Risks Related to Codere Online

●	Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses for the foreseeable future.

●	Codere Online’s future performance may be significantly different from any prospective financial information that Parent may have published in the past.

●	Parent’s management has limited experience in operating a publicly traded company in the United States and will incur increased costs as a result of operating as a public company.

●	The online gaming industry is subject to extensive regulation, including applicable direct and indirect taxation and anti-corruption, anti-money laundering, economic sanctions and data protection and consumer data regulation, and the failure to comply with such regulation could have a material adverse impact on Codere Online’s business, results of operations and financial condition.

●	Codere Online relies on licenses to conduct its operations, and the failure to renew existing licenses or obtain new licenses or the termination of such licenses could have a material adverse effect on its business.

●	Codere Online has international business operations, including in emerging countries in Latin America, which subjects Codere Online to additional costs and risks.

●	Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all.

●	Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand. Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group.

●	The Codere Group has undergone a significant financial restructuring of its liabilities which has recently affected its shareholding structure and may impact its strategy and operations, which could potentially adversely affect Codere Online.

●	Codere Online is dependent on Codere Newco and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs.

●	Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and may be vulnerable to hacker intrusion, cyberattacks and system breaches.

●	Codere Online relies on third-party providers to validate the identity and location of its users, and if such providers fail to accurately confirm user information, Codere Online’s business, results of operations and financial condition could be adversely affected.

●	Negative perceptions and negative publicity surrounding the gaming industry could damage Codere Online’s reputation or lead to increased regulation or taxation.

●	Codere Online may fail to detect money laundering or fraudulent activities by its customers or third parties and may be vulnerable to player fraud.

●	Codere Online depends on the skill and experience of its management and key personnel. The loss of managers or key and highly qualified personnel, or an inability to attract such personnel, could adversely impact Codere Online’s business.

Risks Related to the Financial Information and this Annual Report

●	Parent has identified a material weakness in its internal control over financial reporting. Failure to remediate this material weakness or additional material weakness in the future or otherwise failure to maintain an effective system of disclosure controls and procedures may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants.

●	The Annual Financial Statements are not necessarily indicative of the results of operations and financial position of Codere Online.

Risks Related to the Recently Completed Business Combination

●	The Parent Warrants are accounted for as liabilities under IFRS and the changes in value of the Parent Warrants could have a material effect on Parent’s financial results.

●	Material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements. These material weaknesses or any additional material weaknesses that may be identified in the future could adversely affect the reliability of DD3’s previously issued financial statements.

●	Parent may face litigation and other risks as a result of the material weakness in Parent’s and DD3’s internal control over financial reporting and certain other accounting matters.

●	Certain former shareholders of DD3 may pursue rescission rights and related claims.

●	Codere Online may be required to take write-downs or write-offs, restructuring and impairment or other charges as a result of the Business Combination and may face litigation as a result thereof.

Other Risk Factors

●	Parent is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Parent’s interests or the interests of other shareholders.

●	A market for the Ordinary Shares and the Parent Warrants may not develop and the market price of such securities may be volatile.

●	There can be no assurance that the Parent Warrants will be in the money at any time prior to their expiration and they may expire worthless.

●	As long as Parent is a foreign private issuer, Parent is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Parent’s securities.

Risks Related to Codere Online

Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses for the foreseeable future.

Codere Online has not produced a net profit in any of the periods covered by the Annual Financial Statements and may not produce a net profit in the near future, or at all. Codere Online has incurred losses in the operation of its business driven primarily by its operating expenses, including, among others, marketing and professional services expenses, since its inception. Codere Online anticipates that its expenses will increase and that it will continue to incur losses in the future until at least it reaches full-scale commercial operation. If Codere Online fails to be commercially successful and realize sufficient revenues, its revenues grow slower than anticipated, or if operating expenses exceed Codere Online’s expectations, then Codere Online may not be able to achieve and sustain profitability in the near future or at all, which could materially and adversely affect its business, results of operations and financial condition.

Codere Online expects the rate at which it will incur losses to be significantly higher in future periods as it, among other things, expands in its core and expansion markets, increases its sales and marketing activities, implements technology enhancements, and increases its general and administrative functions to support its growing operations and its public company status. Codere Online may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in the expected revenue growth, which could further increase Codere Online’s losses or otherwise materially and adversely affect its business, results of operations and financial condition.

Codere Online’s future performance may be significantly different from any prospective financial information that Parent may have published in the past.

Parent has, in the past, made certain prospective financial information public. Such information included Codere Online’s estimated potential net gaming revenue for its core markets for certain periods. Such information was prepared in good faith by Codere Online’s management based on certain estimates and assumptions at the time the prospective financial information was prepared. The amount of proceeds finally received by Parent as a result of the Business Combination was lower than the amount assumed for purposes of preparing the prospective financial information. As a result, Codere Online’s future performance may be significantly different from such information.

Further, such information was based on a number of assumptions and factors, many of which are outside Codere Online’s control, including, but not limited to:

●	Codere Online’s ability to manage its growth;

●	the ability to obtain, maintain or renew necessary regulatory authorizations, gaming licenses, approvals or findings of suitability (each, a “license”);

●	market size and demand for Codere Online’s online gaming products and services and its ability to capture market share;

●	the timing and costs of existing and new marketing and promotional efforts;

●	competition, including from established and future competitors;

●	Codere Online’s ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

●	changes in foreign currency exchange rates;

●	the overall performance of the economies in the markets in which it operates or intends to operate in the future; and

●	regulatory, legislative and political changes.

Unfavorable changes in any of these or other factors, many of which are beyond Codere Online’s control, could materially and adversely affect its business, results of operations and financial condition and cause Codere Online’s future performance to further depart from the prospective financial information made public by Parent in the past.

Codere Online has limited experience operating as an independent company.

Parent was incorporated on June 4, 2021 in connection with the spin-off of the online casino and online sports betting businesses of the Codere Group, and Codere Online has limited experience operating as an independent company. As Codere Online has recently transitioned from being fully integrated in the Codere Group to operating as a separate company, it is difficult to forecast Codere Online’s future results, and Codere Online has limited insight into trends that may emerge and affect its business. The costs and timelines estimated by Codere Online to reach full-scale commercial operation are subject to inherent risks and uncertainties, including those involved in connection with the transition to an independent company. There can be no assurance that Codere Online’s estimates related to the costs and steps necessary to operate independently will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. Codere Online cannot guarantee that it or its partners will be able to develop and sustain the operating and administrative capabilities required to enable Codere Online to operate as an independent company, as well as to successfully maintain and expand its current operations.

You should consider Codere Online’s business and prospects in light of the risks and significant challenges it faces as a company with a limited operating history, including, among other things, with respect to its ability to:

●	obtain, maintain and renew the necessary licenses in a timely and cost-effective manner;

●	maintain and expand its customer base;

●	successfully market its current and future products and services;

●	properly price its products and services;

●	successfully service its customers and maintain customer goodwill;

●	maintain and improve its operational efficiency;

●	successfully operate and improve its technology platform and maintain a reliable, secure, high-performance and scalable technology infrastructure;

●	predict its future revenues and appropriately budget for its expenses;

●	attract, retain and motivate qualified personnel;

●	anticipate trends that may emerge and affect its business;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

●	navigate an evolving and complex regulatory environment; and

●	comply with applicable data protection and privacy regulations in any of the jurisdictions in which it operates.

In addition, even if Codere Online is able to bring its operations to market on time and on budget, there can be no assurance that new customers will embrace Codere Online’s products in significant numbers. Market conditions, many of which are outside of Codere Online’s control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, will impact demand for Codere Online’s online casino and online sports betting offerings, and ultimately Codere Online’s success.

If Codere Online fails to adequately address any or all of these risks and challenges, its business, results of operations and financial condition may be materially and adversely affected.

Codere Online has a limited operating history in many of the markets in which it operates and it is difficult to evaluate its future business prospects.

Codere Online has a limited operating history in many of the online casino and online sports betting markets in which it operates, which are continuously evolving. Codere Online has been operating in Mexico since 2016, in Panama since 2018, in Italy since 2019, in Colombia since 2019 and in the City of Buenos Aires (Argentina) since December 2021. Part of Codere Online’s experience in these countries relates to a period in which the COVID-19 pandemic has had a significant impact on economic, political and social conditions and such conditions may not be representative of future conditions. Moreover, it is possible that Codere Online’s estimates of the total addressable market (“TAM”) opportunities in its core and expansion markets are based on certain assumptions which may prove to be incorrect. For example, TAM estimates for certain Latin American markets are based in part on gambling expenditure data of selected representative markets (United Kingdom, Australia, New Jersey, Spain and Italy) (source: H2 Gambling Capital) and adjusted based on relative macroeconomic data (GDP per capita, internet connectivity and gambling expenditure as a percentage of GDP), and this information may not be comparable and may overstate the TAM for Latin America. Furthermore, Codere Online’s expected expansion markets (Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (beyond the City of Buenos Aires, where it started operating in December 2021)), may not open up through new regulatory frameworks and licensing regimes. Codere Online’s limited operating history in many of the online casino and online sports betting markets in which it operates may hinder its ability to successfully meet its objectives and make it difficult for potential investors to evaluate its business or prospective operations. As a consequence, it is difficult to forecast Codere Online’s future results based upon its historical data.

The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.

Regulatory requirements applicable to the online gaming industry vary from jurisdiction to jurisdiction. Because of the broad geographical reach of Codere Online’s operations, Codere Online is subject to a wide range of complex laws and regulations in the jurisdictions in which it operates. These regulations govern, for example, market access, advertisement, payouts, taxation, cash and anti-money laundering compliance procedures and other specific limitations, such as permissible forms of gaming and betting online. In addition to limiting the scope of Codere Online’s permitted activities, these regulations may limit the number and configuration of the online gaming and betting activities it may undertake. Gaming authorities, governments or other regulatory bodies may deny, revoke or suspend Codere Online’s licenses and impose fines or seize Codere Online’s assets if it is found to be in violation of any of these regulations. If a license is required by a regulatory authority, and Codere Online fails to seek or does not obtain the necessary license, then Codere Online may be prohibited from providing its online products or services in the relevant jurisdiction. Codere Online may also experience delays from time to time in obtaining new licenses or renewing its existing licenses, which may result in disruptions to its business and the inability to provide its products or services. Upon the expiration of a license, a regulator could decide to offer that license to one or more third parties (through a competitive tender process or otherwise). In addition, it may issue additional licenses to third parties at any time. Obtaining or renewing a license may be costly and time consuming, and Codere Online’s current licenses may not be renewed upon their expiration on favorable terms or at all. See “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

Codere Online has implemented policies and procedures aimed at preventing and detecting violations of applicable gaming, anti-corruption and anti-money laundering laws and requirements. Despite Codere Online’s efforts to update and maintain such policies and procedures, they may prove to be inadequate or insufficient and Codere Online may be exposed to potential allegations of inappropriate conduct in the future. Codere Online operates in certain countries and regions with a reputation for heightened corruption risk where it may face challenges or be unsuccessful in implementing and ensuring compliance with the policies and procedures aimed at preventing and detecting violations of applicable gaming, anti-fraud, anti-corruption and anti-money laundering laws and requirements.

In addition, changes in existing laws or regulations, or changes in their interpretation, including laws or regulations with a direct impact on the gaming industry, such as laws or regulations that prohibit money laundering and financing of terrorist and other unlawful financial activities, could impact Codere Online’s profitability and restrict its ability to operate its business. In recent years, changes in existing laws or regulations have had a significant impact on the online gaming industry. As an online gaming operator, Codere Online has experienced and may continue to experience increasing regulatory pressure in the form of advertisement restrictions, taxation increases, limitations on payment methods, licensing and sponsorship restrictions, or limitations on promotions, maximum bets or prizes, among others.

For example, in Spain, online operators must pay a 20% tax on gross gaming revenue in addition to corporate income tax. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it. While there is a strict over-18s gambling policy, the Spanish government has recently taken several measures to reduce gaming advertising and exposure of online gaming to minors. Royal Decree 958/2020, of November 3, on the Commercial Communications of Gambling Activities, forbids gambling companies from appearing on uniform shirts of football clubs and sponsoring their stadium names. These restrictions have had a significant impact on the RM Sponsorship Agreement in Spain. On November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. In addition, advertising on television and on the Internet has been restricted to a four-hour window from 1 a.m. to 5 a.m. Furthermore, advertising on the internet must be done through the websites of the gaming operators. The Royal Decree also provides that bonus offers and promotions can only be marketed to existing players, as opposed to new players, among other significant advertising restrictions.

Codere Online cannot be certain that laws, regulations or any authorities in the jurisdictions where it operates from time to time will not restrict Codere Online’s gaming advertising or marketing activities or use and license under the Sponsorship and Services Agreement, the RM Sponsorship Agreements or any other sponsorship agreements, including any future sponsorship agreements under the Sponsorship and Services Agreement, or the rights of Codere Online’s licensors under any such agreements. In addition, Codere Online cannot be certain that third-party services providers or contractors comply with any such laws or regulations in the jurisdictions where Codere Online or such third parties operate. For example, from time to time, Codere Online enters into agreements with third parties, such as affiliate marketers, whereby such third parties direct traffic to Codere Online’s websites and platforms in exchange for a commission or other type of performance-based reward. Any failure or perceived failure by such third parties to comply with applicable regulation, including by offering Codere Online’s online gaming products in violation of advertising restrictions or in jurisdictions where any such offering would be prohibited, may damage Codere Online’s reputation, result in sanctions and/or fines, adversely affect Codere Online’s ability to obtain or renew licenses and to enter any potential strategic partnership, or otherwise materially and adversely affect Codere Online’s business, results of operations and financial condition.

There can be no assurance that law enforcement or gaming regulatory authorities in the jurisdictions where Codere Online operates will not seek to restrict Codere Online’s business in such jurisdictions or to initiate investigations which may result in sanctions or enforcement proceedings affecting Codere Online. In addition, there can be no assurance that any such restrictions or investigations, to the extent they result in sanctions or enforcement proceedings, will not have a material adverse impact on Codere Online’s ability to retain and renew existing licenses or to obtain new licenses in such or other jurisdictions, or that they will not otherwise materially and adversely affect its business, results of operations and financial condition.

In Spain, CDON received several informal communications from the DGOJ, the Spanish gaming regulator, as part of its day-to-day monitoring actions on potential issues related to the reporting/operation of the licensed activities in Spain. Although this type of communication is not considered as binding, the DGOJ typically expects responses from the companies within a reasonable term. In several instances, CDON has not responded within the term. While CDON considers that the formal risks associated with its late response to the DGOJ’s informal communications are currently low, the DGOJ may initiate investigations or sanctions or enforcement proceedings in connection with such informal communications, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Further, CDON has received and in the future may receive sanctions from the DGOJ and other authorities in connection with infringements of gaming regulations, which could individually or in the aggregate result in the imposition of civil and administrative penalties on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition. See “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

In Mexico, LIFO self-reported to the Mexican tax authorities (“SAT”) 125 transactions between January 1, 2021 and August 31, 2021, within their respective statutory 30-day remedy period, involving player deposits that exceeded the required reporting thresholds and had not been duly reported under currently applicable Mexican anti-money laundering legislation. In addition, on September 8, 2021, LIFO self-reported to the SAT 264 additional transactions which had not been duly reported and were reported outside the statutory 30-day remedy period. Codere Online believes that this self-reporting may mitigate both the risk of being sanctioned and, if applicable, the amount of any sanction fees imposed. However there is a risk that, in addition to any economic sanctions imposed by the SAT, which could be material, the Mexican gaming regulator (SEGOB, as defined below) could impose additional sanctions on LIFO including a potential revocation of the LIFO License. There is also a risk that, because this self-reporting option can only be invoked once and LIFO already self-reported certain transactions outside the statutory remedy period in the past, SAT may determine that LIFO may not use this compliance through self-reporting option for the 264 additional self-reported transactions, and LIFO may be deemed a “repeat offender”. If LIFO is considered a “repeat offender” for such reason or because, following the self-reporting of the 264 additional transactions, LIFO commits a similar or otherwise qualifying infraction within two (2) years, SEGOB could impose additional or more severe sanctions on LIFO including a potential revocation of the LIFO License. Although Codere Online has designed and implemented a risk-mitigation action plan in Mexico to address these risks and to ensure all transactions are duly and timely reported in the future, if LIFO is deemed an offender or a “repeat offender”, significant economic sanctions could be imposed on LIFO and/or the LIFO License could be revoked, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

In February 2022, Codere Online was informed that the Maltese Business Registry is in the process of conducting a routine legal and administrative audit of ONOL and has formally requested certain information with respect to ONOL. An unfavorable outcome of such audit or any related proceedings could result in sanctions or enforcement proceedings affecting Codere Online, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Certain of the risks referred to above may be exacerbated with respect to Codere Online’s former “.com” business, which Codere Online disposed of on December 31, 2021. Codere Online offered, through Malta-based Aspire Global plc (“Aspire”), online gaming products via a “.com” website in various markets, including the United Kingdom, Germany, South Africa, Austria and Malta, under Codere Online’s Greenplay brand. Pursuant to an operator services agreement between OMSE and Aspire, Aspire operated the “.com” site and offered online gaming products to customers on either a regulated basis (i.e., pursuant to a local gaming license, as is the case in Austria, Malta and the United Kingdom) or on an unregulated basis pursuant to a Maltese gaming license in countries where the offering of any such online gaming products was not prohibited. Codere Online was responsible for the acquisition of online gaming customers in exchange for a share of the net gaming revenue generated by Aspire as operator of the “.com” site. This “.com” business activity generated limited revenues for Codere Online and was viewed by management as a non-core activity. Effective as of December 31, 2021, Codere Newco, SEJO and OMSE entered into an asset purchase agreement, pursuant to which, among other things, OMSE assigned its position under the operator services agreement between OMSE and Aspire to Vita Media Group ApS in exchange for approximately €200 thousand. As Aspire operated the “.com” site, Codere Online depended on Aspire to comply with applicable regulation, including by not offering Codere Online’s online gaming products in jurisdictions where any such offering would have been prohibited. Any failure or perceived failure by Aspire to have complied with applicable regulation may damage Codere Online’s reputation, result in litigation, administrative enforcement, including sanctions and/or fines, adversely affect Codere Online’s ability to obtain or renew licenses and to enter any potential strategic partnership, or otherwise materially and adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.

Codere Online is required to obtain, renew and maintain licenses in order to conduct its operations. Certain of Codere Online’s licenses currently require that an operating retail presence be maintained (including, licenses in Mexico, Panama and Colombia). In addition, certain jurisdictions (such as Spain) require game-specific licenses in addition to a general license. As part of the Restructuring and Exchange, the Codere Group transferred to subsidiaries of Parent the licenses under which Codere Online operates in its core regions, except as indicated below with respect to Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). For additional information on Codere Online’s licenses, see Item 4.B. “Business Overview—Our Markets.”

The transfer of the relevant licenses in Colombia, Panama and the City of Buenos Aires (Argentina) could not be completed by the time the Business Combination was consummated and there is no assurance that such transfer will ever be completed. While Parent, through one or more of its subsidiaries, has entered a Restructuring Agreement with the relevant Codere Group entity holding the online license in each such jurisdiction to regulate, among other matters, the commercial exploitation of such licenses, until such time as their transfer is completed, Codere Online will be dependent on, among other factors outside of Codere Online’s control, the licensee’s good standing and maintenance of its license and Codere Online will face similar risks to those faced with respect to LIFO in Mexico, as described in the immediately succeeding paragraph. For additional information on the Restructuring Agreements, see Item 7.B. “Related Party Transactions—Material Agreements.”

In Mexico, there is no plan for the existing license (which is owned by LIFO, a wholly-owned subsidiary of the Codere Group) to be transferred to Parent or one of its subsidiaries. In such jurisdiction, Codere Online operates through an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement” for additional information on the agreement with LIFO. As a result, in connection with its operations in Mexico, Codere Online is dependent on, among other factors outside of Codere Online’s control, LIFO’s good standing and maintenance of its license. If LIFO does not continue operating or otherwise does not maintain or renew the LIFO License, or if any disputes or disagreements arise between LIFO and Codere Online, Codere Online may be unable to continue operating in Mexico, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Further, gaming authorities may deny, revoke, suspend or refuse to renew any of Codere Online’s licenses (references in this annual report to Codere Online’s licenses shall be deemed to include the licenses owned by the Codere Group entities in Mexico, Colombia, Panama and the City of Buenos Aires (Argentina) referred to above) and impose fines or seize assets if Codere Online or its partners, licensees or clients were found to be in violation of any relevant regulations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. See “—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.”

Codere Online may also have difficulty or face uncertainty in renewing its existing licenses or obtaining new ones, especially if the relevant regulations are unclear or change, or if new regulations are enacted. Codere Online is currently in the process of renewing and in the next three years intends to obtain new licenses and renew many of its licenses and it cannot assure that any of its licenses will be obtained or renewed, as applicable, or that they will be obtained or renewed on satisfactory terms or on a timely basis. Applications for new licenses and renewals of Codere Online’s licenses, if approved, may be subject to certain delays, upfront application or renewal fees, canon tax surcharges or changes to national and regional regulations of the online gaming industry. Additional changes may occur in the future that may have an impact on Codere Online’s ability to obtain or renew its licenses, such as changes in the license granting process (such as an open bidding process). Changes in national and regional authorities may also impact Codere Online’s license obtainment or renewal processes, which may be subject to change from time to time. Consequently, there can be no assurance that Codere Online will be successful in obtaining new operating licenses or renewing its operating licenses, or that new potential economic terms of such new licenses or renewals will be reasonable or attractive to Codere Online, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, the licenses under which Codere Online operates may be revoked by regulatory authorities in certain circumstances, even if Codere Online is in compliance with all relevant obligations. For example, in Mexico, the Secretaría de Gobernación (“SEGOB”) has complete and discretional authority regarding the granting, renewal, revocation or amendment of licenses. Consequently, Codere Online cannot provide any assurance as to whether the license under which it operates will be amended prior to, or renewed at, the end of its corresponding term. Furthermore, in Italy, the Italian Monopolies and Customs Agency may revoke a license for, among others, supervening reasons of public interest. The CDON Licenses in Spain require that Codere Online establish the necessary systems, controls and procedures to ensure that it complies with applicable rules, laws and regulations in its Spanish operations. If the systems, controls and procedures adopted are not sufficient to comply with the applicable rules, laws and regulations, Codere Online could be deemed to have breached key terms of the CDON Licenses, which may result in its loss.

Moreover, an event of insolvency may constitute a breach of certain of Codere Online’s licenses and result in their revocation. For example, in Mexico, the LIFO License, under which Codere Online operates, could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew its licenses in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco or Codere New Topco S.A. (the parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well.

In Spain, online gaming is regulated at a state level and any operator who wants to operate online gaming in more than one region (Comunidad Autónoma) requires the DGOJ, the Spanish gaming regulator, to grant a general state license. Retail-based gaming activities are regulated on a regional (Comunidad Autónoma) basis. Law 11/2021, of July 9 (“Law 11/2021”) on measures to prevent and fight against tax fraud, establishing policies against tax evasion practices which have a direct impact on the operation of the internal market, became effective on July 11, 2021 and amended various tax and gaming laws and regulations, including certain provisions of Law 13/2011, of May 27, on gaming regulation (the “Spanish Gaming Law”), which provides the regulatory framework for online gaming in Spain. Law 11/2021 amended section (c), paragraph 2 of Article 13 of the Spanish Gaming Law (the “Amendments”), providing that a natural or legal person may not hold a gaming license or authorization if any person, shareholder, officer, director or any other entity which is part of its corporate group, in the aggregate, has been sanctioned in the previous four (4) years, by virtue of a final or firm administrative ruling, with two (2) or more very serious (“muy grave”) infringements of gaming regulations at a state or regional (Comunidad Autónoma) level. Pursuant to the Spanish Gaming Law, the commission of two (2) serious (“grave”) infringements that are declared final or firm, within two (2) years, would amount to a very serious (“muy grave”) infringement and any subsequent serious (“grave”) infringements could amount to very serious (“muy grave”) infringements.

CDON has received and in the future may receive sanctions from the DGOJ and other authorities in connection with infringements of gaming regulations. On September 24, 2021, CDON received a notification of a sanctions proceeding initiated by the DGOJ in connection with a serious (“grave”) infringement of gaming regulations for the failure to prevent the online gaming activities of at least one individual who was listed in the Spanish general register of gaming access bans. On October 7, 2021, Codere Online paid approximately €92 thousand in penalties. Additionally, on December 20, 2021, the DGOJ notified CDON of an additional sanctions proceeding in connection with certain marketing activities that constituted a serious (“grave”) infringement of gaming regulations. On December 29, 2021, Codere Online paid approximately €6 thousand in penalties.

Further, as Parent and CDON are deemed to be part of the Codere Group for these purposes, they may be adversely affected by the actions of other Codere Group entities. The Codere Group operates retail gaming activities in various Spanish regions (Comunidades Autónomas) and two of its operating companies, Codere Apuestas Galicia, S.L. and Codere Apuestas Extremadura, S.A.U., have been sanctioned with two (2) or more very serious (“muy grave”) infringements of gaming regulations in the past four (4) years. Codere Online operates online gaming in Spain through the CDON Licenses granted to CDON.

It is not clear whether the Amendments are effective retroactively, or whether the requirement with respect to the absence of sanctions applies only to any sanctions imposed from the date Law 11/2021 became effective. If the DGOJ applies Law 11/2021 retroactively, there is a risk that the CDON Licenses may be terminated or may not be renewed due to the sanctions imposed on Codere Apuestas Galicia, S.L. and Codere Apuestas Extremadura, S.A.U. Furthermore, if DGOJ does not apply Law 11/2021 retroactively, if CDON or any other company within the Codere Group, in the aggregate, is sanctioned with two (2) or more very serious (“muy grave”) infringements of gaming regulations after the date Law 11/2021 became effective, CDON could be ineligible to have the CDON Licenses renewed. The termination of the CDON Licenses or any failure to renew the CDON Licenses could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Failure to obtain new licenses, or maintain and renew existing licenses, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Changes in taxation or the interpretation or application of tax laws could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

The gaming industry is subject to significant taxation in most of the countries in which Codere Online operates. Taxes on gaming activities, including online games and online sports betting, may be established or increased or new and more exacting regulations may be enacted. These existing or new taxes may be in the form of gaming taxes on Codere Online’s activity or indirect taxes on players (e.g., taxes on players’ deposits or prizes).

In recent years certain gaming taxes have increased, and they may continue to increase, in the jurisdictions in which Codere Online operates. For example, in 2020, several Mexican states introduced a new tax on “erogaciones” (players’ deposits or cash-in). The taxes were set at 10% in most cases and up to 16.5% in the state of Yucatan. While this tax does not currently impact Codere Online’s business in Mexico, as it has not been introduced in the Mexican state in which LIFO’s online server is registered (Guanajuato), it is possible that such a new tax, or a similar tax, will be implemented in such state in the future. As gaming taxes imposed by regional or national authorities apply to a significant percentage of Codere Online’s revenues, increases in gaming taxes may impact the profitability or possibility of being profitable of the affected operations and have a material adverse effect on its business, results of operations and financial condition.

Furthermore, some of Codere Online’s licenses are subject to taxation upon renewal, and Codere Online cannot be certain of the amounts of future renewal fees or canon tax surcharges attributable to its licenses if and when its licenses are renewed. See “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

Any increases in taxation, or the implementation of any new taxes to which Codere Online’s operations may be subject, would increase its regulatory or tax compliance costs and could have a material adverse effect on its business, results of operations and financial condition.

Codere Online’s failure to comply with regulations regarding the use of personal customer data could subject Codere Online to lawsuits or result in the loss of its customers’ goodwill and affect its business, results of operations and financial condition.

The actual and perceived integrity and security of an online gaming operation is critical to attracting gaming customers as Codere Online’s reputation depends to a large extent on the trust it is able to generate among its customers and other stakeholders. Codere Online collects information relating to its customers and potential customers for various business purposes, including regulatory, marketing and promotional purposes. The collection and use of personal data are governed by privacy laws and other regulations enacted in the various jurisdictions in which Codere Online operates. The large amount of information and data that is processed throughout Codere Online, increases the challenges of complying with data protection and privacy regulations. Compliance with applicable privacy regulations may increase Codere Online’s operating costs and/or adversely impact its ability to market its products and services to its customers. Any failure or perceived failure by Codere Online to comply with applicable laws or satisfactorily protect personal information could result in governmental enforcement actions, litigation, or negative publicity, any of which could inhibit Codere Online’s ability to grow its business. Moreover, there is a risk that measures adopted in response to these regulations may restrict Codere Online’s marketing activities and innovation. Conversely, Codere Online’s marketing activities and its efforts to promote innovation may result in increased compliance risks and costs.

Data privacy protection requires careful design of Codere Online’s actions and services, as well as strong internal procedures and rules that can be adapted to regulatory changes in each of the jurisdictions where Codere Online operates where necessary, all of which entails compliance risk. As Codere Online attempts to transition from being fully integrated in the Codere Group to operating as a separate company, Codere Online could suffer implementation delays, poor execution, or breaches of applicable data protection and privacy regulations in any of the jurisdictions in which it operates. In addition, privacy regulations continue to evolve, as a result, implementation standards and enforcement practices are likely to continue evolving for the foreseeable future. Due to the uncertainty and potentially conflicting interpretations of these laws, it is possible that such laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Codere Online’s practices.

In several jurisdictions, including Mexico and Spain, Codere Online has an obligation to report certain information to tax authorities regarding customer prizes or wagered amounts above certain amounts. In addition, in Spain and Italy, Codere Online is subject to Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“General Data Protection Regulation” or “GDPR”). Codere Online is also subject to national laws adopting the GDPR and to national data protection and privacy laws applicable in non-EU member states. The GDPR contains, among other things, high accountability standards that Codere Online must comply with such as, among others, strict requirements for providing information notices to individuals, rules on international data transfers and outsourcing, mandatory data protection impact assessments of certain processing operations, maintenance of an internal data processing register, restrictions on the collection and use of sensitive personal data and mandatory notification of data security breaches. The GDPR imposes administrative fines for data protection compliance violations of up to the greater of €20 million or 4% of the company’s global annual turnover.

Additionally, these laws and regulations apply not only to third-party transactions, but also to transfers of information among the entities and businesses that form Codere Online and other parties with which Codere Online has commercial relations. Codere Online is subject to laws and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside of the European Economic Area (“EEA”). Codere Online relies on transfer mechanisms that it believes are permitted under these laws. Such mechanisms have received heightened regulatory and judicial scrutiny in recent years. If Codere Online cannot rely on existing mechanisms for transferring personal data from the EEA or other jurisdictions, because they are found not to be permitted under applicable law or otherwise, it could be prevented from transferring personal data of users or employees in those regions, limiting the transfer and processing of data and, in some cases, limiting Codere Online’s activities in certain locations. In addition, if Codere Online does not comply with the provisions regarding transmission of customer data contained in the GDPR, Codere Online could face very significant sanctions. In this regard, since 2020 penalties for data protection violations have increased significantly, with fines in the millions of euros. This has increased the public’s awareness of their privacy rights. As a result, if Codere Online failed to hold or transmit customer information in a secure manner, or if any loss of personal customer data were to otherwise occur, this could, among others, result in the loss of Codere Online’s existing customers’ goodwill and deter new customers from using its services or expose it to significant sanctions, which could adversely affect the manner in which Codere Online provides its services or otherwise materially affect Codere Online’s business, results of operations and financial condition.

Notwithstanding its efforts, Codere Online is exposed to the risk that data could be misappropriated, lost or disclosed, or processed in breach of data protection regulations, by it or on its behalf, including by any of Codere Online’s services providers under the Platform and Technology Services Agreement and the Sponsorship and Services Agreement and other parties with which Codere Online has commercial relations. Failure to maintain adequate data security and to comply with any relevant legal requirements by Codere Online or Codere Online’s services providers could result in the imposition of significant sanctions, damage to the Codere Online’s reputation and the loss of trust of customers and users, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

An outbreak of disease or similar public health threat could have a material adverse impact on Codere Online’s business, results of operations and financial condition.

An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on Codere Online’s business, results of operations and financial condition. In addition, outbreaks of disease could result in increased government restrictions and regulation, including quarantines of Codere Online’s personnel, which could adversely affect its operations.

The COVID-19 pandemic resulted in, among other things, the suspension, shortening, delay or cancellation of sporting events and sports leagues which may occur again in the future and, as it happened in the past, Codere Online may not have an attractive and interesting online sports betting offer to sustain sufficient interest in its online sports betting products. Furthermore, shortened seasons for sports leagues may result in a smaller amount of wagers on sporting events throughout the course of each sport’s season. On the other hand, closures or capacity limitations at gaming halls and other similar establishments, lockdowns and other measures imposed in light of the COVID-19 pandemic have resulted in a significant increase in the level of activity for online casinos. As the threat of the COVID-19 pandemic diminishes, and retail establishments are progressively able to return to operations at or near pre-pandemic levels, Codere Online will face increased competition from such retail operators. More generally, as other forms of entertainment that were unavailable, or available on a limited basis, during the COVID-19 pandemic are able to resume their operations, Codere Online will face increased competition for consumers’ discretionary time and income from many more forms of entertainment that were unavailable, or available on a limited basis, during the COVID-19 pandemic. As a result, Codere Online’s business, results of operations and financial condition could be adversely affected.

If the COVID-19 pandemic continues, it may affect Codere Online’s employees, clients, partners and suppliers in ways which could materially and adversely affect Codere Online’s business, results of operations and financial condition. Furthermore, the COVID-19 pandemic and any preventive or protective actions that governments or Codere Online may take in respect of this coronavirus, or other variants thereof, may result in a period of business disruption, reduced customer traffic and reduced operations. The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Even after the COVID-19 pandemic has subsided, Codere Online may suffer an adverse effect to its business due to the global economic effect of the COVID-19 pandemic, changes in customers’ dynamics or otherwise, which could materially and adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online’s business may be negatively impacted by volatility and other economic, market and political conditions in the markets in which it operates and in the locations in which its customers reside.

Codere Online currently operates in Spain, Italy, Mexico, Colombia, Panama and, since December 2021, the City of Buenos Aires (Argentina). In the year ended December 31, 2021, Codere Online derived €49.8 million (or 62.0%) of its revenue from Spain, €24.9 million (or 31.0%) from Mexico and €4.0 million (or 5.0%) from Colombia. In the year ended December 31, 2020, Codere Online derived €48.3 million (or 68.5%) of its revenue from Spain, €18.4 million (or 26.1%) from Mexico and €2.4 million (or 4.7%) from Colombia. In the year ended December 31, 2019, Codere Online derived €44.1 million (or 71.5%) of its revenue from Spain, €15.2 million (or 24.7%) from Mexico and €1.5 million (or 2.4%) from Colombia.

Codere Online’s business is, and is expected to continue to be, particularly sensitive to reductions in discretionary consumer spending, which is affected by general economic conditions and political conditions in the markets in which Codere Online conducts its operations. Economic contraction, which can eventually lead to an unstable job market, economic uncertainty and the perception by customers of weak or weakening economic conditions may cause a decline in demand for entertainment, including the online gaming products and services Codere Online offers. In addition, changes in discretionary consumer spending or consumer preferences could be driven by factors such as an unstable job market, changes in perceived or actual disposable consumer income and wealth or wars or fears of war and acts of terrorism. Codere Online’s business, results of operations and financial conditions will be affected by economic conditions and volatility in the regions where it operates.

As of the date of this annual report, Codere Online is particularly exposed to economic, market and political conditions in Spain. After a protracted period of political uncertainty, a new coalition government was formed in January 2020 with support from certain regional parties. Political conditions under this government have been, and could continue to be, uncertain (particularly with respect to its negative stance against the gaming industry), given differences in the coalition parties’ political agendas and those of the various other parties whose support is needed to reach majorities in congress. In addition, economic indicators could deteriorate further due to specific policies, resulting in higher fiscal pressure, higher levels of public debt, higher unemployment and higher deficits. Political events related to the independence movement in Catalonia could continue to generate economic volatility and political uncertainty, reducing demand for Codere Online’s products and negatively affecting its business.

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic (see “—An outbreak of disease or similar public health threat could have a material adverse impact on Codere Online’s business, results of operations and financial condition”), Codere Online could experience negative impacts to its business, results of operations and financial condition as a result of geopolitical and other challenges and uncertainties globally. Currently, the world economy is facing several exceptional challenges, including Russia’s invasion of Ukraine, the largest military attack on a European state since World War II, which could lead to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The impact of sanctions and export controls that are being imposed or threatened against Russia and Russian interests, as well as potential responses to them by Russia, is currently unknown and, while Codere Online’s direct exposure to Ukraine and Russia is limited, they could significantly and adversely affect Codere Online’s business, financial condition and results of operations. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the rise of populism and tensions in the Middle East. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration and foreign activity, a general reduction of international transactions and trade in goods and services and a reduction in the integration of financial markets, as well as the rise in frequency and sophistication of cyber-attacks and a general loss of confidence in online transactions, any of which could materially and adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online has international business operations, including in emerging countries in Latin America, which subjects Codere Online to additional costs and risks.

A significant portion of Codere Online’s operations are located in Latin America, particularly in Mexico, Colombia and Panama. Codere Online started operating in the City of Buenos Aires (Argentina) in December 2021. Furthermore and, subject to certain regulations being enacted, Codere Online intends to expand its business operations to other countries in the region, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina. As a result of its international operations, Codere Online is subject to a variety of risks and challenges in managing an organization operating in various countries, including, among others, those related to:

●	general economic conditions in the countries in which Codere Online operates or intends to operate;

●	regulatory changes;

●	geopolitical events such as war;

●	challenges caused by distance as well as language and cultural differences;

●	public health risks;

●	overlapping, changes in or onerous tax regimes;

●	difficulties in transferring funds from certain countries; and

●	reduced protection for intellectual property rights in some countries.

Moreover, some or all of these risks may be exacerbated in the case of Codere Online’s operations in emerging economies. Emerging economies may experience significant fluctuations in economic performance, geopolitical events such as war, social or labor unrest, acts of terrorism or other violence. In addition, operating in emerging markets may expose Codere Online to greater risks of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and repatriation of invested capital. Moreover, emerging market economies tend to have significantly higher corruption levels. Furthermore, Codere Online’s Latin American operations expose Codere Online to currency risks as many Latin American countries have experienced significant recessions, inflation, unemployment and social unrest and their economies may be more volatile than the European markets in which Codere Online operates, leading to currency devaluation.

Any of the foregoing factors could materially and adversely affect Codere Online’s business, results of operations and financial condition.

Fluctuations in the exchange rates between Codere Online’s operating currencies and the euro could adversely affect its results of operations.

Codere Online’s functional currency is the euro. Fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso (given the recent start of operations in the City of Buenos Aires (Argentina) in December 2021), could affect not only the economies of the relevant regions but also Codere Online’s business, results of operations and financial condition. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. Codere Online is therefore exposed to the risks associated with the fluctuation of these currencies relative to the euro. See Note 15 to the Annual Financial Statements and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s consolidated and combined income statement and equity as of and for the years ended December 31, 2021, 2020 and 2019.

Any increase (decrease) in the value of the euro against any foreign currency of one of Codere Online’s non-euro operating entities will cause Codere Online to experience unrealized foreign currency translation losses (or gains) with respect to amounts already invested in such foreign currencies. Accordingly, Codere Online may experience a negative impact on its income statement and balance sheet with respect to its holdings solely as a result of foreign currency conversion.

Codere Online may not be able to manage growth in its business effectively.

Codere Online intends to leverage its operations in Spain and Mexico to expand its business in certain high-growth core Latin American markets (Colombia, Panama and the City of Buenos Aires), enter into new Latin American markets once they become regulated (Brazil, Chile, Peru, Puerto Rico, Uruguay and other regions of Argentina), and pursue options to access the large Hispanic market in the Unites States. As part of such expansion, Codere Online may make selective strategic investments, such as in strategic partnerships and acquisitions in the online gaming industry. Growth can place significant strain on Codere Online’s management resources and financial and accounting control systems as it requires that management identify and execute upon appropriate investments and subsequently integrate, train and manage increased numbers of employees. Codere Online may not be able to implement and enhance effectively the operations, infrastructure, systems and processes required to undertake growth. Further, Codere Online may not be able to attract, integrate, train, motivate or retain additional highly-qualified personnel. Unprofitable investments or expansions or an inability to integrate or manage new investments or expansions could adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all. This could hamper Codere Online’s growth and adversely affect its business.

Codere Online intends to make significant investments to support its business growth, including its expansion into new markets, and may require additional funds to respond to business challenges, including the need to develop new product offerings and features, enhance its existing platform, increase its marketing expenses, improve its operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, Codere Online may need to engage in equity or debt financings to secure additional funds.

Codere Online’s ability to obtain additional capital, if and when required, will depend on its business plan, investor demand, Codere Online’s operating performance, capital markets conditions and other factors. If Codere Online raises additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its currently issued and outstanding equity, and its existing shareholders may experience dilution. If Codere Online is unable to obtain additional capital when required, or on satisfactory terms, its ability to continue to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and Codere Online’s business, results of operations and financial condition may be harmed.

Codere Online operates in a highly competitive business environment and, as a result, its market share and business may be adversely affected by factors beyond its control.

In many of the markets in which Codere Online operates, it faces competition from a number of large companies, as well as other smaller operators. In addition, companies with whom Codere Online competes may be larger than Codere Online or may have greater financial resources than Codere Online does, which could materially and adversely affect its revenues and profitability. Increased competition could have an adverse effect on Codere Online’s ability to achieve and sustain profitability in the near future or at all and could impact future profit margins and cash flows. Furthermore, Codere Online faces and will continue to face competition from retail establishments, including those of the Codere Group for the discretionary spending of gaming customers, many of which divide their time between retail and online channels, as well as from certain other permitted online gaming and online sports betting activities that may be undertaken by the Codere Group under the Relationship and License Agreement. See “—Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group” for additional information.

Existing technology, as well as proposed or undeveloped technologies, may become more popular in the future and render Codere Online’s online products less profitable or even obsolete. In general, Codere Online’s ability to compete effectively in the online gaming market will depend on the acceptance by its customers of the products and services it offers. Codere Online cannot assure that it will be able to successfully develop, offer and market appropriate gaming products and services, which could in turn have a material adverse effect on its business, results of operations and financial condition.

Codere Online also faces competition from other existing and future public and private retail gaming establishments including gaming halls, slot route operators and, potentially, integrated destination resorts. Codere Online also competes, although to a limited extent, with lotteries, including national, regional and charitable ones. Moreover, Codere Online competes with illegal retail and online gaming activities, such as all forms of betting that circumvent public regulation, in particular, offshore gaming and operators that, as a result of their disregard of applicable regulations, may offer attractive pricing, promotions or other services. Such unregulated activities may drain significant portions of betting volumes away from the regulated industry. In particular, illegal betting could take away a portion of Codere Online’s regular customers. If such forms of gaming are successful in attracting Codere Online’s customers, its business, results of operations and financial condition could be materially adversely affected.

Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand.

Codere Online has been licensed by Codere Newco to operate under the “Codere” brand and Codere Online’s success is dependent in part on its ability to leverage such brand. Codere Online’s current and potential competitors may have greater name recognition and broader customer relationships and marketing resources than Codere Online does. In addition, as Codere Online does not own the “Codere” brand, even if it succeeds in its marketing efforts, the positioning of the “Codere” brand will depend primarily on the policies and success of the Codere Group.

In particular, any adverse change in the Codere Group’s reputation could, in turn, adversely affect Codere Online’s reputation. The Codere Group’s inability to maintain, enhance or strengthen the “Codere” brand, or any actions by any member of the Codere Group or any of its employees that may negatively affect the “Codere” brand or Codere Online’s reputation, could have a material adverse effect on Codere Online’s business, results of operations and financial condition. For example, the Codere Group has undergone a significant financial restructuring of its liabilities in recent years and has recently undergone a further significant financial restructuring of its liabilities which may adversely impact the reputation of the Codere Group and, as a result, adversely affect Codere Online’s reputation and the “Codere” brand. See “—The Codere Group has undergone a significant financial restructuring of its liabilities which has recently affected its shareholding structure and may impact its strategy and operations, including its performance of the related-party agreements, which could potentially adversely affect Codere Online.”

Furthermore, actions by members of the Codere Group or any of its employees may negatively affect the “Codere” brand, which would in turn negatively affect the confidence of Codere Online’s clients, regulators or other parties and Codere Online’s reputation. Negative public opinion could result from actual or alleged conduct by the Codere Group entities in any number of activities or circumstances, including, among others, operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and from actions taken by regulators or others in response to such conduct. Furthermore, actions by the former controlling shareholders of the Codere Group, including any legal actions brought against the Codere Group and/or Codere Online, may adversely affect the reputation of the Codere Group and/or Codere Online, divert the attention of management and key personnel, result in substantial expense, or otherwise materially and adversely affect Codere Online’s business, results of operations and financial condition. See “—Codere Online is and may be party to legal, administrative and arbitration proceedings, including tax and other disputes with regulatory authorities, and may become party to future litigation or disputes that may adversely affect its business.”

In addition, Codere Online may lose the right to use the “Codere” brand if the Relationship and License Agreement is terminated. See Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” The Relationship and License Agreement may be terminated upon the occurrence of a change of control (described as the (direct or indirect) acquisition of the beneficial ownership of more than 50% of the share capital of Parent or SEJO by a non-affiliated third party or a group of non-affiliated third parties acting in concert with each other) or a sale of substantially all of the assets of Codere Online on a consolidated basis to a non-affiliated third party or a group of non-affiliated third parties acting in concert with each other, among other termination events, linked to the failure of either party to perform or observe any material term, obligation, condition or agreement contained in such Relationship and License Agreement. For the avoidance of doubt, neither Parent, nor Codere Newco nor one or more of Codere Newco’s future or current affiliates, successors, assignees or any entity acquiring all of the assets and/or business of Codere Newco shall be deemed to be non-affiliated parties for the purposes of the application of such change of control clauses in the Relationship and License Agreement.

Pursuant to the Relationship and License Agreement, Codere Online may also not be able to use the “Codere” brand in certain jurisdictions where Codere Online operates from time to time if the use or the registration of the “Codere” brand or any related licensed marks is not legal or otherwise permitted under applicable laws in such jurisdiction or the “Codere” brand or any related licensed marks cannot be used or registered without unreasonable or unusual efforts. For more information, see Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” Developing a new brand would require a substantial investment of resources, and there is no guarantee that Codere Online would be successful operating under a new brand.

Any of the foregoing could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group.

Codere Online’s business may be adversely affected if other members of the Codere Group compete with Codere Online. In order to address this risk, as part of the Relationship and License Agreement entered into by SEJO and Codere Newco, Codere Newco has undertaken, among other commitments, not to invest or operate online gaming businesses within the Territory, as defined therein, or to undertake any other Restricted Activity, as defined therein, subject to certain exceptions. However, Codere Newco is allowed to pursue any regulated gambling and gaming business and related services accessible exclusively through physical retail or other offline channels. Furthermore, Codere Newco may terminate the Relationship and License Agreement in certain circumstances. For additional information on the Relationship and License Agreement, see Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” The Codere Group may elect to focus its investment and resources, including its marketing efforts, on its offline channels, which compete with Codere Online’s business, adversely affecting Codere Online.

Furthermore, due to the existing relationship between Codere Online and the Codere Group, any actual or alleged actions undertaken, or failed to be undertaken, by members of the Codere Group or any of its employees that may affect the “Codere” brand, their licenses, their relationship with governments or regulators, their customers or otherwise affect their reputation, could materially and adversely affect Codere Online’s business, results of operations and financial condition. See also “—The Codere Group has undergone a significant financial restructuring of its liabilities which has recently affected its shareholding structure and may impact its strategy and operations, including its performance of the related-party agreements, which could potentially adversely affect Codere Online”, “—Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand” and, with respect to how actions of members of the Codere Group could affect Codere Online’s licenses, “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

The Codere Group has undergone a significant financial restructuring of its liabilities which has recently affected its shareholding structure and may impact its strategy and operations, including its performance of the related-party agreements, which could potentially adversely affect Codere Online.

The Codere Group has recently completed a significant financial restructuring of its liabilities. As part of the restructuring, the Codere Group’s business was recently transferred from Codere, S.A., the former Spanish-based parent company of the Codere Group, to a new Luxembourg-based holding company structure, Codere New Topco S.A. The new parent company of the Codere Group is majority owned by certain of Codere Group’s bondholders, who became equityholders of the business. Following shareholder approval in its extraordinary general shareholders’ meeting held on December 10, 2021, Codere, S.A. launched its liquidation process and requested the CNMV, the Spanish Stock Market Regulator, to suspend and delist its shares from the Spanish Stock Exchanges. Codere, S.A.’s shares were suspended from trading after market close on December 17, 2021 and are expected to become delisted after market close on May 6, 2022. The composition of Codere New Topco S.A.’s board of directors is significantly different from the composition of Codere, S.A.’s board of directors. The restructuring process has also led to changes in the governing bodies of the entities of the Codere Group, including Codere Newco’s board of directors. Furthermore, the restructuring process could potentially affect the Codere Group’s ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business). Moreover, the restructuring process may adversely impact the reputation of the Codere Group and, as a result, adversely affect Codere Online’s reputation and the “Codere” brand, or otherwise adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online is dependent on Codere Newco and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs, and Codere Online may have difficulty finding replacement services or be required to pay increased costs to replace these services to the extent that its services agreement with Codere Newco terminates.

Historically, Codere Newco and certain of its subsidiaries have provided certain services related to certain business functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. Following the consummation of the Business Combination, Codere Newco has continued to provide many of these services under a Sponsorship and Services Agreement between Codere Online and Codere Newco. Such services are provided by Codere Newco either directly, through certain of its subsidiaries or through certain third-party services providers. See Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

In addition, under the Platform and Technology Services Agreement, the Providers (as defined herein) currently provide certain platform and technology services to OMSE’s online casino and online sports betting business, including personnel, customer support, internal trading personnel, technical assistance and technology, IT operations, security and cybersecurity, systems, communications, equipment, software licenses and trading services. See Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

While these services are being provided to Codere Online by Codere Newco and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation (including platform maintenance), and Codere Online’s operational ability to modify or implement changes with respect to such services and the amounts Codere Online pays for them may be limited. Should the Sponsorship and Services Agreement or the Platform and Technology Services Agreement terminate, Codere Online may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that Codere Online receives from Codere Newco and the Providers under the Sponsorship and Services Agreement and the Platform and Technology Services Agreement, respectively. Although Codere Online may in the future choose to replace fully or partially the services provided by Codere Newco or the Providers, Codere Online may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those Codere Online has or may in the future have in effect.

Codere Online’s failure to keep up with technological developments in the online gaming market could negatively impact its business, results of operations and financial condition.

The market for online gaming products and services is characterized by rapid technological developments, frequent new product and service offerings and evolving industry standards. The emerging character of these products and services and their evolution requires Codere Online to use technologies effectively and continue to improve the performance, features and reliability of its technology and information systems. The widespread adoption of new internet technologies or standards could require substantial expenditures to replace, upgrade, modify or adapt Codere Online’s technologies and systems, which could negatively impact its business, results of operations and financial condition. Additionally, Codere Online depends on the provision of certain services by Codere Newco and certain of its subsidiaries, and their operational ability to keep up with any technological developments or to modify, enhance, develop or otherwise implement changes with respect to such services may be limited. See “—Codere Online is dependent on Codere Newco and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs, and Codere Online may have difficulty finding replacement services or be required to pay increased costs to replace these services to the extent that its services agreement with Codere Newco terminates.” Further, Codere Online’s failure to keep up with technological developments in the online gaming market could negatively impact its business, results of operations and financial condition.

Online games and products are subject to life cycles. Furthermore, changes in consumer preferences, popularity and social acceptance of gaming and sports betting could harm Codere Online’s business.

Based on Codere Online’s net gaming revenue for the year ended December 31, 2021 (defined as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets), approximately 54% of Codere Online’s net gaming revenue is derived from its online sports betting offering, while approximately 40% derives from its online casino products (56% and 44%, respectively, for the year ended December 31, 2020 and 69% and 31%, respectively, for the year ended December 31, 2019). Following their introduction, online games and products generally peak and then decline in popularity. The introduction of new online games and products or the modification of existing online games or products is important to the successful operation of Codere Online’s business. Failure to introduce new online games or products or to modify existing online games or products and to retain or attract customers, as well as the introduction of new online games and products that prove to be unpopular, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online’s business depends on the appeal of its offerings to customers. Codere Online’s offerings compete with various other forms of online and retail gaming and sports betting. Changes in consumer preferences and any inability on Codere Online’s part to anticipate and react to such changes, or the ability of Codere Online’s competitors to adapt faster, could result in reduced demand for Codere Online’s offerings and erosion of its competitive and financial position.

Online casino and sports betting competes, not only with traditional gaming and sports betting establishments, but also with other leisure activities as a form of consumer entertainment and may lose popularity as new leisure activities arise or as other leisure activities become more popular. The popularity and acceptance of online casino and sports betting is also influenced by prevailing social mores, and changes in social mores could result in reduced acceptance of gaming and sports betting as a leisure activity. To the extent that the popularity of gaming or sports betting declines as a result of any of these factors or otherwise, the demand for Codere Online’s offerings may decline, which could have a material adverse effect on its business, results of operations and financial condition.

Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and may be vulnerable to hacker intrusion, cyberattacks and system breaches.

The online casino and sports betting offering by Codere Online depends, to a great extent, on the reliability and security of Codere Online’s information technology systems, software and network, which are subject to error, damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in Codere Online’s systems could have a negative effect on the quality of services offered, on consumer demand and, therefore, on the volume of sales, which in turn could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, Codere Online may be vulnerable to cyberattacks which could adversely affect its business. Examples include DDoS (distributed denial-of-service attacks, which are attacks designed to cause a network to be unavailable to its intended users) and other forms of cybercrime, such as attempts by computer hackers to gain access to Codere Online’s systems and databases, which may cause system failures or business disruption and could have a materially adverse effect on Codere Online’s business, results of operations and financial condition. For example, in November 2020, the Codere Group suffered a security incident consisting of an unauthorized query in its database, which, to Codere Online’s knowledge, did not compromise users’ account deposits or login credentials, and which Codere Group notified to the Spanish Data Protection Agency. While Codere Online will continue to implement measures designed to prevent such attacks, they are, by nature, technologically sophisticated and may be difficult or impossible to detect and defend against. If Codere Online’s prevention measures fail or are circumvented, Codere Online’s reputation may be harmed, which in turn could have a material adverse effect on its business, results of operations and financial condition.

Codere Online’s accounting and reporting systems may also be subject to error, damage and interruption and may result in the unintended misreporting of financial information. While Codere Online continues to develop internal controls and systems to anticipate such risks and increase the robustness of its accounting and reporting platform, there is no assurance that Codere Online’s accounting systems will not be compromised in the future. In addition, Codere Online’s business may be materially and adversely affected by breaches of security and system intrusions conducted for the purpose of stealing Codere Online’s customers’ personal information. Any such activity could harm Codere Online’s reputation and deter current or potential customers from using its services, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

The success, including the margin, of existing or future online casino and sports wagering products and services depends on a variety of factors and may experience significant volatility.

Sports betting is a results driven industry. Pricing for each sports betting event is based on the statistical probability of each possible outcome happening. Codere Online’s theoretical profit is dependent on the implied probabilities of each event. Over a long period of time, the statistical model is expected to correctly project the win/lose rates and to produce the expected theoretical profit. The actual short-term results, however, can significantly differ from the implied probabilities, therefore causing significant short-term volatility in Codere Online’s margin (measured as net gaming revenue over gross amounts wagered). Additional factors causing margin volatility include the unequal distribution of the wagers compared to the implied probabilities, the skills and sports knowledge of customers, and the share of high-roller wagers. In addition, it is possible that Codere Online’s platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers (including odds publishing platforms and web pages) and risk managers are capable of human error, so even if Codere Online’s wagering products are subject to a capped payout, significant volatility can occur. For online casino, it is also possible that a random number generator outcome or game will malfunction and award errant prizes. As a result of the variability in these factors, the actual take rates (measured as customers’ winnings as a percentage of total amounts wagered) on Codere Online’s online casino and sports wagers may differ from the theoretical or projected take rates Codere Online has estimated and could result in the winnings of its customers exceeding those anticipated. The variability of take rates also has the potential to adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online’s current and future performance relies upon continued compatibility between its app and the major mobile operating systems, third-party platforms continuing to allow distribution of its product offerings, high-bandwidth data capabilities and the interoperability of its platform with widely used mobile operating systems.

Codere Online’s users primarily access its online games and sports wagering product offerings through Codere Online’s app on their mobile devices, and Codere Online believes that this will continue to be the case going forward. To provide Codere Online’s users its product offerings through its app on their mobile devices, Codere Online’s app must be compatible with major mobile operating systems. Codere Online’s app relies upon third-party platforms to distribute its product offerings, interoperability of its platform with popular mobile operating systems, technologies, networks and standards and continued high-bandwidth data capabilities. Third parties with whom Codere Online does not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to download apps or access specified content on mobile devices. Furthermore, Codere Online’s app relies upon third-party platforms for distribution of its product offerings. Codere Online’s games and online sports wagering product offerings are also distributed through certain websites (Codere.es, Codere.it, Codere.mx, Codere.co, Codere.pa, Codere.bet.ar), the Apple App Store and The Google Play store.

The promotion, distribution and operation of Codere Online’s app are subject to the respective distribution platforms’ standard terms and policies for application developers, which are very broad and subject to frequent changes and interpretation and may not be uniformly enforced across all applications and geographies and with all publishers. Moreover, Codere Online is, and will continue to be, dependent on the interoperability of its platform with popular mobile operating systems, technologies, networks, and standards that it does not control, such as the Android and iOS operating systems. Any changes, bugs, technical, or regulatory issues in such systems, Codere Online’s relationships with mobile manufacturers and carriers, or in their terms of service or policies that negatively affect its offerings’ functionality, reduce or eliminate Codere Online’s ability to distribute its offerings, provide preferential treatment to competitive products, limit Codere Online’s ability to deliver its offerings, or impose fees or other charges related to delivering its offerings, could adversely affect Codere Online’s product usage and monetization on mobile devices.

In addition, Codere Online’s products require high-bandwidth data capabilities for placement of time-sensitive wagers. If high-bandwidth capabilities do not continue to grow or grow more slowly than generally anticipated, particularly for mobile devices, Codere Online’s user growth, retention, and engagement may be negatively impacted. To deliver high-quality content over mobile cellular networks, Codere Online’s product offerings also must work well with a range of mobile technologies, systems, networks, regulations, and standards that Codere Online does not control. In particular, any future changes to the iOS or Android operating systems (which likely will occur) may impact the accessibility, speed, functionality, and other performance aspects of Codere Online’s platform. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws governing Internet neutrality, could decrease the demand for Codere Online’s products and increase its cost of doing business. Specifically, any laws that would allow mobile providers to impede access to content, or otherwise discriminate against content providers like Codere Online over their data networks, could have a material adverse effect on its business, results of operations and financial condition.

Furthermore, if it becomes more difficult for Codere Online’s users to access and use its platform on their mobile devices, if Codere Online’s users may choose not to access or use its platform on their mobile devices, or if Codere Online’s users choose to use mobile products that do not offer access to its platform, Codere Online’s user growth, retention, and engagement could be materially harmed. Additionally, if any of the third-party platforms used for distribution of Codere Online’s product offerings were to limit or disallow advertising on their platforms or technologies were developed that block the display of Codere Online’s ads, Codere Online’s ability to generate revenue could be negatively impacted. These changes could materially impact Codere Online’s business activities and practices, and if Codere Online or its advertising partners are unable to timely and effectively adjust to those changes, there could be an adverse effect on Codere Online’s business, results of operations and financial condition.

If Internet and other technology-based service providers experience service interruptions, Codere Online’s ability to conduct its business may be impaired.

A substantial portion of Codere Online’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. If Internet service providers experience service interruptions of any kind, communications over the Internet may be interrupted and impair Codere Online’s ability to conduct its business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of Codere Online’s users to access its platform or product offerings in a timely fashion or at all. There can be no assurance that the Internet infrastructure or Codere Online’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming industry and Codere Online’s users. Any difficulties Internet service providers and other technology-based service providers face, as well as certain decisions that such providers may take (on which Codere Online exercises no control), including if certain network traffic receives priority over other traffic (i.e., lack of net neutrality), may adversely affect Codere Online’s business. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of Codere Online’s users’ property or personal information or a delay or interruption in Codere Online’s product offerings, including its ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to Codere Online’s platform and product offerings, cause Codere Online to incur significant legal, remediation and notification costs, degrade the customer experience and cause users to lose confidence in Codere Online’s product offerings, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online relies on third-party providers to validate the identity and location of its users, and if such providers fail to accurately confirm user information, Codere Online’s business, results of operations and financial condition could be adversely affected.

Codere Online cannot guarantee that the third-party geolocation and identity verification systems that it relies on will work effectively. Codere Online relies on these geolocation and identity verification systems to ensure it follows applicable laws and regulations and offers its products and services only in jurisdictions where it is allowed to and to customers who can legally use them. Any service disruption to those systems could prevent Codere Online from ensuring compliance with legal requirements. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in Codere Online inadvertently allowing access to its offerings to individuals who are not permitted to access them, or otherwise inadvertently deny access to individuals who are permitted to access them, in each case based on inaccurate identity or geographic location determinations. Codere Online’s third-party geolocation services providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by Codere Online’s third-party service providers may result in their inability to accurately determine the location of Codere Online’s users. Moreover, failure to maintain Codere Online’s existing contracts with third-party service providers, or to replace them, may result in Codere Online’s inability to access geolocation and identity verification data necessary for Codere Online’s operations. If any of these risks materializes, Codere Online may be subject to disciplinary action, fines, lawsuits, and Codere Online’s business, results of operations and financial condition could be adversely affected.

Codere Online’s platforms contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict Codere Online’s ability to provide its offerings.

Codere Online’s platforms (certain of which are provided by the Codere Group) contain software modules licensed by third-party authors under “open source” licenses. The usage and distribution of open source software may entail greater risks than that of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the software. In addition, the public availability of such software may make it easier for others to compromise Codere Online’s platforms.

In the past, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As such, Codere Online could be subject to lawsuits by parties claiming infringement of intellectual property rights in what Codere Online believes to be open source software. If Codere Online is held to have breached or failed to fully comply with all the terms and conditions of an open source software license, Codere Online could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its offerings on terms that are not economically feasible, to re-engineer Codere Online’s platforms, to discontinue or delay the provision of its offerings if re-engineering could not be accomplished on a timely basis or to make proprietary source code generally available, any of which could adversely affect its business, results of operations and financial condition.

Negative perceptions and negative publicity surrounding the gaming industry could damage Codere Online’s reputation or lead to increased regulation or taxation.

The gaming industry may be, and has been from time to time, perceived as an industry involved in political corruption, organized crime, money laundering, tax evasion and other criminal activities and most gaming companies, including Codere Online, face allegations from time to time relating to their and their partners’ involvement in illegal activities.

In addition, the gaming industry is exposed to negative publicity and attention generated by a variety of sources, including citizens’ groups, non-governmental organizations, media sources, local authorities, and other groups and institutions. In particular, in recent years, public attention has been drawn to findings or allegations of illegal betting and gaming, participation or alleged participation in gaming activities by minors, risks related to social issues such as addiction to online gaming and risks related to data protection and payment security. In addition, publicity regarding social issues related to the gaming industry, even if not directly connected to Codere Online or its business, could adversely impact Codere Online’s business, results of operations and financial condition. If the perception develops that the gaming industry is failing to address such concerns adequately, any accompanying political pressure may result in the gaming industry becoming subject to increased regulation, taxation, limitations on advertising or certain additional controls or restrictions to Codere Online’s operations. Future changes in regulation or taxation could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Corruption, bribery and money-laundering are among the risks Codere Online faces in the course of its activity. Despite Codere Online’s efforts, it may fail to prevent irregular conduct and may face allegations regarding involvement in illegal activities. Further, Codere Online cannot assure that negative public perception toward gaming will not give rise to increased governmental scrutiny of its business or allegations of misconduct or illegal activity concerning it or its partners, or potential increased obligations and controls, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, in order to build and maintain its business, Codere Online must maintain the confidence of its customers, suppliers, analysts and other parties in its products and services, long-term financial viability and business prospects. Maintaining such confidence may be particularly challenging due to the negative perceptions surrounding the gaming industry and other factors largely outside of Codere Online’s control. If Codere Online were to lose the confidence of customers, suppliers, analysts or other parties, this could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Furthermore, any actions by members of the Codere Group or any of its employees that may negatively affect the “Codere” brand or Codere Online’s reputation could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online is dependent upon its ability to provide secure online gaming products and to maintain the integrity of its employees and its reputation.

The integrity and security of online gaming operations are critical factors to attract and retain customers. Codere Online strives to set exacting standards of personal integrity for its employees and security for the online gaming systems that it provides to its customers. Codere Online’s reputation in this regard is an important factor in its business dealings with governmental authorities. For this reason, an allegation or a finding of illegal or improper conduct on Codere Online’s part, or on the part of one or more of its current or former employees, or an actual or alleged system security defect or failure, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online may fail to detect money laundering or fraudulent activities by its customers or third parties.

Codere Online is exposed to the risk of money laundering and fraudulent activities by its customers and third parties, including collusion between online customers and the use of sophisticated computer programs that automatically play skill games in its online gaming platform. In connection with Codere Online’s online betting activities, Codere Online has implemented internal control systems that monitor unusual transaction volumes or patterns and screen the personal details of the customer in order to minimize exposure to money laundering and fraud. Codere Online may not, however, be successful in protecting its customers and itself from such activities. In addition, Codere Online could be targeted by third parties, including criminal organizations, for committing fraudulent activities, such as attempts to compromise its system that processes and collects payment information, or attempts to use its betting services to engage in money laundering.

Codere Online’s network partners are required to abide by applicable laws, including those related to identifying the customers placing bets. Although Codere Online has controls in place, it may fail to detect non-compliance with applicable laws or with its policies by it or its Codere Online’s network partners. To the extent Codere Online is not successful in protecting its customers or itself from money laundering and fraudulent activities, Codere Online could be subject to criminal sanctions and administrative fines and could directly suffer losses or lose the confidence of its customer base, which could have a material adverse effect on its business, results of operations and financial condition. Codere Online’s failure to comply with such provisions could result in the imposition of criminal sanctions and/or fines on its directors, other penalties, revocation of concessions and licenses or operational bans, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, in Italy, Codere Online is subject to Italian Legislative Decree No. 231 of June 8, 2001, as amended (“Decree 231”), regulating quasi-criminal liability of corporate entities, including liability deriving from anti-money laundering violations committed in a company’s interest or for its benefit. In addition, under Spanish law, Codere Online can be held criminally liable if a number of requirements established in the Spanish Criminal Code are met, in particular, it is required that: (i) the criminal activity is carried out by a person acting on behalf of the company (such as its legal representatives, directors, agents, etc.) or by an employee; (ii) there is a failure by the company to observe its supervisory and control duties over its representatives (which shall be determined on a case by case basis taking into account all relevant circumstances); and (iii) the company benefits directly or indirectly from the aforementioned criminal activity. Any violations of Decree 231 and Article 31 bis of the Spanish Criminal Code could result in the imposition of fines and/or operational bans, and/or the revocation of concessions and licenses, and therefore could have a material adverse effect on Codere Online’s business, financial condition and results of operations. In particular, anti-money laundering laws and regulations require, among other requirements, that certain subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations (for customers and providers) and the reporting of suspicious or unusual transactions to the applicable regulatory authorities. While Codere Online has adopted policies and procedures intended to detect and prevent the use of Codere Online’s network for money laundering activities and by terrorists, terrorist organizations and other types of criminal organizations, those policies and procedures may fail to eliminate the risk that Codere Online’s network is used by other parties, without its knowledge, to engage in activities related to money laundering or other illegal activities. To the extent that Codere Online fails to detect money laundering or fraudulent activities by its customers or third parties, it could be subject to fines and other penalties by the relevant authorities. Codere Online cannot guarantee that relevant governmental agencies will not impose penalties or that such penalties will not adversely affect its business, results of operations and financial condition. Furthermore, illegal gaming may drain significant portions of gaming volume away from the regulated industry and adversely affect Codere Online’s business. See “—Codere Online operates in a highly competitive business environment and, as a result, its market share and business may be adversely affected by factors beyond its control.”

Codere Online may be vulnerable to player fraud.

The online gaming industry is vulnerable to attacks by customers through collusion and fraud. Although Codere Online takes steps to minimize the opportunities for fraudulent play, Codere Online can provide no assurance that all instances of collusion and fraud will be detected. If Codere Online fails to detect instances of collusion and fraud either between players or between players and Codere Online’s employees or agents, it could suffer losses directly as a result of such collusion and fraud instances. Further, Codere Online’s customers participating in those games or bets subject to collusion or fraud could also suffer losses and may become dissatisfied with Codere Online’s products. Any of the foregoing could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Further, Codere Online has been affected and may, in the future, continue to be affected by cases of identity theft and fraud. In fraud cases such as the Fraud Complaints (as defined herein), the offender is typically a third party who commits identity theft and opens a Codere player account under a false identity into which the fraud victim is instructed by the offender to deposit certain amounts, which the offender thereafter withdraws via ATMs without the victim’s consent. See Item 4.B. “Business Overview—Legal Proceedings” for more information on the Fraud Complaints. As of the date of this annual report, amounts involved in identified fraud cases have not been material. However, any such fraud cases could result in the imposition of civil and criminal penalties and sanctions on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Increases in the amount or frequency of fraud or other types of misuse of Codere Online’s products and services could have reputational impact for Codere Online and could diminish customer confidence in Codere Online and its products and services, which could result in unfavorable media coverage or publicity and in the imposition of further regulatory restrictions on Codere Online or on the online gaming industry in general. Any of the foregoing factors could materially and adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online’s intellectual property could be subject to infringement or misappropriation by third parties or claims of infringement of rights or misappropriation by third parties.

Codere Online’s intellectual property portfolio consists substantially of licensed intellectual property, including the “Codere” trademarks licensed pursuant to the Relationship and License Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” Codere Online relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and other contractual provisions in order to protect its intellectual property. There can be no assurance that these efforts will be adequate, or that third parties will not infringe upon or misappropriate Codere Online’s proprietary rights, which could harm its business and competitive position. For example, consultants, vendors, former employees and current employees may breach their obligations regarding non-disclosure and restrictions on use of its intellectual property. In addition, intellectual property laws in Latin America and other jurisdictions may provide differing and limited protection, may not permit Codere Online to gain or maintain a competitive advantage and may not prevent Codere Online’s competitors from replicating its products or gaining access to its proprietary or licensed information and technology. Codere Online may also be subject to claims of infringement of the rights of others or party to claims to determine the scope and validity of the intellectual property rights of others. Such claims, whether valid or not, could require Codere Online to spend significant resources in litigation, pay damages, rebrand or re-engineer services, acquire licenses to third-party intellectual property and distract management’s attention away from the business, all of which may have a material adverse effect on Codere Online’s business, results of operations and financial condition.

In addition, Codere Online has acquired licenses to intellectual property rights from third parties, including from Codere Newco under the Relationship and License Agreement and the Sponsorship and Services Agreement (see Item 7.B. “Related Party Transactions—Material Agreements”). If such third parties do not properly maintain or enforce the intellectual property rights subject to such licenses, or if such licenses are terminated, Codere Online could lose the right to use the licensed intellectual property, which could adversely affect Codere Online’s competitive position or its ability to commercialize certain of its technologies, products or services, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

In addition, Codere Online may not be able to use the “Codere” brand, other licensed intellectual property or its own intellectual property in certain jurisdictions where Codere Online operates if the use or the registration of any such intellectual property is not legal or otherwise permitted under applicable laws in such jurisdiction or any such intellectual property cannot be used or registered without unreasonable or unusual efforts. See “—Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand.”

Codere Online is and may be party to legal, administrative and arbitration proceedings, including tax and other disputes with regulatory authorities, and may become party to future litigation or disputes that may adversely affect its business.

Due to the nature of its business, Codere Online is and may be subject to a number of legal, administrative and arbitration proceedings from time to time, including tax and other disputes with regulatory authorities, and could become involved in legal, administrative and arbitration proceedings or investigations by government authorities in the future. See “—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.” Codere Online cannot assure that it will prevail in any current and/or future disputes, and any adverse resolution of any such dispute could have a material adverse effect on its business, results of operations and financial condition.

The Martínez Sampedro family, which were the controlling shareholders of the Codere Group until April 2016, have brought several administrative, civil, mercantile, and criminal claims against the Codere Group, its directors, or its senior management during the past four years. While none of these claims have been successful so far, there is no guarantee that future claims or claims that are pending adjudication will also be resolved favorably to the Codere Group, its directors, or its senior management. As first reported in the Codere Group’s Earnings Results presentation filed by Parent with the SEC on November 12, 2021, Codere Online was made aware that Masampe S.L., José Antonio Martínez Sampedro, Luis Javier Martínez Sampedro and Encarnación Martínez Sampedro filed a criminal complaint with the Audiencia Nacional (a Spanish federal court) in July 2021 (as amended in September 2021), which was dismissed by the court due to a lack of jurisdiction. The plaintiffs appealed the decision in November 2021, which appeal was subsequently dismissed by the court. On December 21, 2021, the plaintiffs filed a second appeal against the court’s decision to dismiss the appeal, which second appeal was dismissed by the court on February 3, 2022. Based on the information currently available to Codere Online, Codere Online understands that the complaint: (i) makes allegations against certain directors, managers and shareholders of Codere, S.A., and certain of their respective affiliates and related parties for embezzlement and scheming to alter the price of things, including shares of Codere, S.A., breach of information rights, passing abusive resolutions, insolvency offences and unfair administration, and (ii) was amended in September 2021 to extend certain allegations of money laundering, payments to and from tax havens, breach of data protection rules and disclosure of secrets in relation to Codere Group’s online business (which may refer to Codere Online), and certain irregularities in the hiring process of certain of its executives, against Novelly (as defined below), Moshe Edree, M&G Plc and several other related entities. Codere Online and its current and former directors and officers may become involved in litigation, investigations or other proceedings involving the foregoing complaint or any related claims or allegations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Even if these claims are dismissed or otherwise terminated without imposing liability on Codere Online and its current and former directors and officers, defending a lawsuit may result in substantial expense to Codere Online, adversely affect its reputation and divert the attention of management and key personnel, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Parent will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

Codere Online recently became a public company and it expects to incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Parent is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Parent is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Further, Parent has become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”). The anti-bribery provisions of the FCPA prohibit providing or promising to provide anything of value to a foreign official to gain an improper business advantage and they impose derivative liability on companies for the actions of its employees and for any third party acting on the company’s behalf, as well as individuals involved in or authorizing such conduct. Parent’s management and other personnel will need to devote a substantial amount of time to new compliance initiatives. Moreover, Parent expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly. These rules and regulations, together with the nature of Parent’s business, make it difficult and expensive for Parent to obtain director and officer liability insurance from third-party insurers. As a result, in the future Parent may need to continue to self-insure its directors and officers or may otherwise be required to accept policy limits or incur substantially higher costs to obtain coverage from third-party insurers. The impact of these requirements could also make it more difficult for Parent to attract and retain qualified persons to serve on the Parent Board or as senior managers. It is also possible that Parent will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods. Furthermore, Parent is subject to onerous obligations under the Registration Rights and Lock-Up Agreement. Efforts to satisfy such obligations may divert the attention of management and key personnel and result in substantial expense.

Parent’s management has limited experience in operating a publicly traded company in the United States.

While Parent’s senior managers have been part of the Codere Group, whose parent company was publicly traded in Spain until Codere, S.A.’s shares were suspended from trading after market close on December 17, 2021 and has publicly traded debt in Euronext Dublin, they had no experience in the management of a standalone publicly traded company in the United States prior to the date of initial trading of the Ordinary Shares and Parent Warrants on December 1, 2021. Parent’s management team may not successfully or effectively manage its transition to a public company subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it may require an increasing amount of their time to be devoted to these activities which will result in less time being devoted to the management and growth of Parent’s business. Parent may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States.

Differences in views with current or future shareholders or partners may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting certain of Codere Online’s businesses.

Differences in views among current or future shareholders or partners in Codere Online’s operations may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting certain of Codere Online’s businesses and, in turn, Codere Online’s business, results of operations and financial condition. Failure to resolve disagreements with our current or future partners could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Additionally, Codere Online may be forced to make certain decisions in the interest of its operations that might not be in agreement with its current or future partners and could result in litigation, arbitration or other legal procedures. Any of the foregoing could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online depends on the skill and experience of its management and key personnel. The loss of managers or key and highly qualified personnel, or an inability to attract such personnel, could adversely impact Codere Online’s business.

The ability to maintain Codere Online’s competitive position and to implement its business strategy is dependent on Codere Online’s senior management team, which has many years of experience leading top tier global gaming operators and digital businesses, and key personnel with expertise in the online casino and online sports betting space.

Codere Online’s management team is led by Moshe Edree, who became an employee of Codere Online in January 2022. See Item 8.C. “Board Practices—Chief Executive Officer Agreements” for information regarding the agreements entered into with Mr. Edree and the compensation payable thereunder. Mr. Edree holds a majority interest in Moha Digital Ltd, which in turn holds 50.1% of Marketplay Ltd, an online marketing company for gaming brands, with Aspire holding the remaining interest. Mr. Edree also acts as an advisor to Marketplay Ltd’s board of directors on marketing and strategy. Although Codere Online and Marketplay Ltd generally operate in different geographic markets, we can provide no assurance that an actual or potential conflict of interest does not exist or will not arise as a result of Mr. Edree’s ownership interest in, and advisory relationship with, Marketplay Ltd. If Codere Online is unable to successfully manage any actual or potential conflict of interest between Mr. Edree’s role as an employee of Codere Online, on the one hand, and his ownership interest in, and advisory relationship with, Marketplay Ltd, or any other ownership interest or relationship of his, on the other, this could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, Codere Online has in the past and may in the future rely on non-employee independent contractors in the ordinary course to carry out its business. Such non-employee independent contractors may have conflicts of interest in allocating their time and activity to matters relating to Codere Business. Furthermore, if any past or future independent contractors were, under relevant labor law, determined by the relevant authorities to be employees, Codere Online could be found to have tax withholding, social security and other employment obligations with respect to such contractors. As a result of the above, Codere Online’s dependence on non-employee independent contractors may expose it to risks that may have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, Codere Online’s inability to retain certain members of the management team or other key personnel could have a material adverse effect on its business, results of operations and financial condition. Codere Online cannot guarantee that it will be able to retain its existing senior executive and management personnel or attract additional qualified senior executive and management personnel. Codere Online’s success depends, in part, on its ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense. Codere Online may not be able to attract, develop or retain qualified personnel in the future, and its failure to do so could adversely affect Codere Online’s business, including the execution of its business strategy.

In addition, Codere Online’s local officers, directors and key employees are generally required, and shareholders may be required, to file applications with the gaming authorities in the jurisdictions in which Codere Online operates and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director, key employee or shareholder unsuitable for licensing or unsuitable to continue having a relationship with Codere Online, Codere Online would have to sever all relationships with that person. Furthermore, the gaming authorities may require Codere Online to terminate the employment of any person who refuses to file appropriate applications. Any of the foregoing factors could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Certain entities that form the Codere Online group may face tax liabilities as a result of their historical membership in the consolidated tax group of companies of which Codere, S.A. was the parent company.

Certain entities that form the Codere Online group were part of a consolidated tax group of companies of which Codere, S.A. was the parent company until the ongoing financial restructuring of Codere, S.A.’s liabilities was finalized in November 2021, and which is currently headed by Codere New Topco, S.A. (the “Codere Tax Group”). In accordance with Spanish taxation law, membership of a company in a tax group is conditional upon the fulfilment of certain requirements, with the principal condition being the direct or indirect participation of the parent company in the share capital of such company (currently, a minimum of 75% of the subsidiary’s share capital or 70% if the shares of the subsidiary are admitted to trading on a regulated market). Upon the consummation of the Business Combination, the Codere Group ceased to maintain the minimum participation shareholding required for any entity of the Codere Online group to remain part of the Codere Tax Group. However, the members of a tax consolidated group are jointly liable for the Spanish Corporate Income Tax and Value Added Tax debts corresponding to tax years in which they were part of a consolidated tax group. As a result, certain entities of the Codere Online group will remain jointly liable for any Corporate Income Tax and Value Added Tax corresponding to the Codere Tax Group for those tax periods in which they were part of the Codere Tax Group. As of the date of this annual report, Spanish tax authorities are carrying out a Corporate Income Tax audit for 2017 and 2018 and a Value Added Tax audit for the period from June 2017 to December 2018, in each case in connection with certain entities of the Codere Tax Group, including Codere, S.A., Codere Newco and Codere Apuestas España, S.L.U., although the scope of the audits may be extended to other entities of the Codere Tax Group. If the entities that form the Codere Online group were to face tax liabilities as a result of their membership in the Codere Tax Group, Codere Online’s business, results of operations and financial condition could be materially and adversely affected.

Codere Online is dependent on credit and debit card payment service providers and other financial institutions to process payments and handle cash generated by its business.

Codere Online accepts credit and debit card payments from customers among other payment methods. Certain U.S.-based card processing and card-issuing institutions currently restrict the use of their credit cards for online betting and gaming transactions. If other major card processing or card-issuing companies stop accepting payment transactions for online betting and gaming operations, this could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, some gaming regulators such as the Gambling Commission in the United Kingdom have recently banned the use of credit cards to place bets online (and offline). Similar measures have been discussed in other markets such as Spain. If any such restrictions to credit cards or other payment methods were to be applied in any of the regions where Codere Online operates, there could be a material adverse effect on its business, results of operations and financial condition.

Risk Factors Related to the Financial Information and this Annual Report

Parent has identified a material weakness in its internal control over financial reporting. If Parent is unable to remediate this material weakness, or if Parent identifies additional material weakness in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants.

As a public company, Parent will act in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Codere Online to produce reliable financial reports and are important to help prevent financial fraud. Parent expects it will be required to provide management’s attestation on internal control over financial reporting in its annual report for the year ended December 31, 2022 at the time of filing with the SEC. Parent’s senior management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to Parent as a public company. If Parent is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of the consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021, a material weakness was identified in Parent’s internal control over financial reporting. See Item 15 “Controls and Procedures”. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Codere Online’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified was primarily related to a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions, such as the Business Combination. The material weakness resulted in corrected adjustments and reclassifications to accounts and disclosures prior to their publication and it could result in potential misstatements of account balances or disclosures that would result in a material misstatement to the published annual or interim consolidated financial statements that would not be prevented or detected.

Additionally, material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements and the integration of DD3 may give rise to additional challenges. See “—Risks Related to the Recently Completed Business Combination—Material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements. These material weaknesses or any additional material weaknesses that may be identified in the future could adversely affect the reliability of DD3’s previously issued financial statements.”

Parent anticipates that the process of building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Parent is in the process of implementing enhancements to its internal control system to strengthen the management of its financial, accounting, human resources and other functions. Any disruptions or difficulties in implementing such enhancements could adversely affect Parent’s controls and harm its business. Moreover, such disruptions or difficulties could result in unanticipated costs and diversion of Parent’s senior management’s attention. Parent currently cannot estimate when we will be able to remediate this material weakness and it cannot, at this time, provide an estimate of the costs we expect to incur in connection with implementing its plan to remediate this material weakness. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Parent is unable to successfully remediate this material weakness or if additional material weaknesses arise in the future, Codere Online’s financial statements could contain material misstatements that, among other matters, could cause Parent to restate its financial statements, fail to meet its future reporting obligations, the price of the Ordinary Shares and Parent Warrants to decline, and other adverse consequences.

Furthermore, measures adopted by Parent to enhance its internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If Parent is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if it is unable to maintain proper and effective internal controls, Parent may not be able to produce timely and accurate financial statements. If Parent cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in its reported financial information and Parent could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Parent’s independent registered public accounting firm is not required to formally attest to the effectiveness of Parent’s internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. At such time, Parent’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Parent’s internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material adverse effect on Codere Online’s business, financial condition and results of operations and could cause the price of the Ordinary Shares and Parent Warrants to decline.

The Annual Financial Statements are not necessarily indicative of the results of operations and financial position of Codere Online.

Parent was incorporated on June 4, 2021 and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Parent’s only activities until then were organizational activities and those necessary to prepare for the Business Combination. Parent expects its expenses (and, to a lesser extent, its revenue) to increase substantially as a result of the consummation of the Exchange. As Parent was incorporated on June 4, 2021, it is not accounted for in the audited combined carve-out financial statements of the Codere Online Business as of December 31, 2020 and for the years ended December 31, 2020 and 2019.

As explained in greater detail in Notes 1 and 2 to the Annual Financial Statements, the Annual Financial Statements reflect the combination of the results of all of the entities and/or businesses that formed the Codere Online Business as of the Exchange Effective Time. Upon the consummation of the Exchange, the Codere Online Business was transferred to Parent except (i) as provided in the Business Combination Agreement with respect to Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO (the entity which holds the LIFO License) as asociante, and SEJO as asociado, pursuant to which SEJO has the right to receive 99.99% of any distributed profits (see Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”) and (ii) as indicated below with respect to Colombia, Panama and the City of Buenos Aires (Argentina). The transfer was structured in two steps: first, the transfer to SEJO of all the relevant entities and/or businesses that form the Codere Online Business that were not direct or indirect subsidiaries or businesses of SEJO as of the date of the Business Combination Agreement (as part of the Restructuring) and, secondly, the transfer of SEJO to Parent (as part of the Exchange).

In Spain and Italy, CDON and Codere Scommese S.r.l., respectively, were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange. In accordance with the Business Combination Agreement, as the planned corporate restructuring could not be consummated by October 1, 2021 with respect to Colombia, Panama and the City of Buenos Aires (Argentina), respectively, Restructuring Agreements were entered into on November 15, 2021 (except for the agreement that Codere Online Panama and ALTA entered into on December 1, 2021) between the relevant Codere Group entity holding the online license and a Codere Online entity. Such Restructuring Agreements generally govern the terms and conditions of, among other things, the assignment by the relevant Codere Group entity of assets, contracts, employees and permits, as applicable, necessary for the operation of the online gaming business by the Codere Online entity in Colombia, Panama and the City of Buenos Aires (Argentina), respectively, subject to the required authorizations. See Item 7.B. “Related Party Transactions—Material Agreements.”

The AenP Agreement in Mexico was entered into during 2021 and is accounted for in the audited consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021. Codere Online Panama and Codere Online Colombia SAS were incorporated by Codere Online in Panama and Colombia, respectively, during 2021. Both are wholly-owned subsidiaries of Codere Online and are accounted for in the audited consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021. As of December 31, 2021, Codere Online Argentina, S.A. had not been incorporated and duly registered.

There is no guarantee that the consummation of the transactions contemplated by the Restructuring Agreements will not give rise to any breach, default or any unwarranted delays, costs or effects. As a result, the combined carve-out financial information included in this annual report is not necessarily indicative of the results of operations and financial position that would have been achieved had Parent and its subsidiaries owned and managed the Codere Online Business during the periods covered by the combined carve-out financial information included in this annual report.

The Annual Financial Statements reflect only part of Codere Online’s proposed use of the proceeds of the Transactions, which seeks to enhance and expand its business and operations in the coming years, and of Codere Online’s incremental operating expenses (e.g. due to the reinforcement of the management team and/or related to third-party service providers) needed to support such enhancement and expansion of the business and operation as an independent, Nasdaq-listed company. Consequently, the Annual Financial Statements may not be indicative of the results of operations and financial position of Parent.

The financial statements as of and for the year ended December 31, 2021 are consolidated and combined carve-out financial statements. The financial statements as of December 31, 2020 and for the years ended December 31, 2020 and 2019 are combined carve-out financial statements. For additional information on the preparation of the Annual Financial Statements, see “Preparation of the Annual Financial Statements.”

Risks Related to the Recently Completed Business Combination

Changes in value of Parent Warrants could have a material effect on Parent’s financial results.

On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “Staff Statement”), wherein the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified under U.S. GAAP as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. In light of the Staff Statement, DD3 undertook a process to re-evaluate the equity classification of its outstanding warrants issued in connection with the IPO, including the Private Warrants. As a result of such re-evaluation and pursuant to the guidance in ASC 815-40, the audit committee of DD3’s board of directors, in consultation with DD3’s management, determined that the Private Warrants should have been classified as derivative liabilities measured at fair value on DD3’s balance sheet, with any changes in fair value to be reported each period in earnings on DD3’s historical statement of operations.

Both the Parent Public Warrants and the Parent Private Warrants are classified as warrant liabilities under IFRS, with any changes in fair value to be reported each period in earnings on Parent’s income statement. As a result of the recurring fair value measurement, the financial statements of Parent (the parent company of DD3) may fluctuate quarterly based on factors which are outside Parent’s control. Due to the recurring fair value measurement, Parent expects that it will recognize non-cash gains or losses on the Parent Warrants each reporting period and that the amount of such gains or losses could be material.

Material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements. These material weaknesses or any additional material weaknesses that may be identified in the future could adversely affect the reliability of DD3’s previously issued financial statements.

Following the issuance of the Staff Statement and prior to the consummation of the Business Combination, the audit committee of DD3’s board of directors, in consultation with DD3’s management, concluded that, in light of the Staff Statement, it was appropriate to restate DD3’s previously issued balance sheet as of December 10, 2020 and its financial statements as of December 31, 2020 and for the period from September 30, 2020 (inception) through December 31, 2020. See “—Changes in value of Parent Warrants could have a material effect on Parent’s financial results.” As part of such processes, DD3 identified a material weakness in its internal control over financial reporting related to the proper accounting classification and valuation of complex financial instruments. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary to provide reliable financial reports and prevent fraud.

Subsequent to the consummation of the Business Combination on November 30, 2021, the internal control structure of DD3 ceased to be in operation. Instead, the relevant internal control structure after completion of the Business Combination is that of Parent. After consultation with DD3’s independent registered public accounting firm, Parent’s management and audit committee identified a material weakness in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements related to DD3’s application of ASC 480-10-S99-3A to its accounting and classification of the Public Shares. Parent and DD3 concluded that DD3’s previously issued financial statements should be restated to classify all shares of DD3 Class A Common Stock subject to possible redemption in temporary equity. On January 26, 2022, Parent’s audit committee authorized management to restate DD3’s previously issued (i) unaudited financial statements as of December 31, 2020 and for the period from September 30, 2020 (inception) through December 31, 2020, (ii) unaudited financial statements as of March 31, 2021 and for the period from September 30, 2020 (inception) through March 31, 2021 and (iii) unaudited financial statements as of June 20, 2021 and for the period from September 30, 2020 (inception) through June 30, 2021 (collectively, the “Affected Periods”), where Parent concluded that the control deficiency that resulted in the incorrect classification of the Public Shares constituted a material weakness related to the proper accounting classification and valuation of complex financial instruments. Historically, a portion of the Public Shares was classified as permanent equity to maintain stockholders’ equity greater than $5 million on the basis that DD3 would not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as described in the amended and restated certificate of incorporation of DD3 in effect prior to the consummation of the Business Combination. Pursuant to such re-evaluation of DD3’s application of ASC 480-10-S99-3A to its accounting and classification of the Public Shares, Parent and DD3 determined that the Public Shares included certain provisions that required classification of all of the Public Shares as temporary equity regardless of the net tangible assets redemption limitation that was contained in the amended and restated certificate of incorporation of DD3, resulting in the filing of amendments to DD3’s quarterly reports on Form 10-Q/A for each of the Affected Periods with the SEC on January 27, 2022. DD3 has also revised its interpretation of net tangible assets to include temporary equity in net tangible assets. In addition, in connection with the change in presentation for the Public Shares, the Company determined it should restate its earnings per share calculation to allocate income and losses shared pro rata between the shares of DD3 Class A Common Stock and DD3 Class B Common Stock. Additionally, DD3’s previously issued financial statements as of December 31, 2020 and for the period from September 30, 2020 (inception) through December 31, 2020 were restated to classify Private Warrants as derivative liabilities measured at fair value on DD3’s balance sheet, as described under “—Changes in value of Parent Warrants could have a material effect on Parent’s financial results” above.

As a result, financial statements issued with respect to the Affected Periods prior to the date of the amendments to DD3’s quarterly reports on Form 10-Q/A should not be relied upon. Parent has presented this restatement in a prospective manner in subsequent filings. Under this approach, the previously issued financial statements of DD3 included in the Proxy Statement and in Parent’s registration statement on Form F-4 (File No. 333-258759) initially filed by Parent with the SEC on August 12, 2021, as amended, have not been amended to reflect DD3’s restated financial statements for the Affected Periods, but historical amounts presented in any filings after the filing date of the amendments to DD3’s quarterly reports on Form 10-Q/A will reflect DD3’s restated financial statements, as applicable.

Additionally, in connection with the preparation of DD3’s audited financial statements for the period from September 30, 2020 (inception) through September 30, 2021, DD3 identified an accrual that was not initially recorded in the financial statements for such period. The accrual was recorded in the audited financial statements for the period from September 30, 2020 (inception) through September 30, 2021 and appropriately reflected in the financial statements contained in the Form 10-K filed by DD3 with the SEC on February 16, 2022. As part of such processes, DD3 identified a material weakness in its internal control over financial reporting related to the process of recording accounts payable and accrued expenses.

As described above, the relevant internal control structure after completion of the Business Combination is that of Parent. Parent is in the process of implementing enhancements to its internal control system to strengthen the management of its financial, accounting, human resources and other functions (see “—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified a material weakness in its internal control over financial reporting. If Parent is unable to remediate this material weakness, or if Parent identifies additional material weakness in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants”). Parent can give no assurance that the measures Parent has taken to remediate these material weakness surrounding DD3’s historical financial statements will prevent any future material weaknesses or deficiencies in internal control over financial reporting. In the future, those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of financial statement and any additional remediation measures may be time consuming and costly.

Parent may face litigation and other risks as a result of the material weakness in Parent’s and DD3’s internal control over financial reporting and certain other accounting matters.

As a result of the restatements and material weaknesses described above, including the material weaknesses with respect to Parent’s lack of sufficient technical accounting and supervisory personnel, the change in accounting for the Private Warrants, the change in the classification of all of the DD3 Class A Common Stock as temporary equity, the revision of the interpretation of net tangible assets to include temporary equity in net tangible assets, the change in the calculation of earnings per share and the accrual that was not initially recorded, all as described in “—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified a material weakness in its internal control over financial reporting. If Parent is unable to remediate this material weakness, or if Parent identifies additional material weakness in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants” and “—Material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements. These material weaknesses or any additional material weaknesses that may be identified in the future could adversely affect the reliability of DD3’s previously issued financial statements” and other matters raised or that may in the future be raised by the SEC in connection with SPACs, Parent and DD3 may face potential litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weakness in Parent’s and DD3’s internal control over financial reporting and the preparation of Parent’s and DD3’s financial statements, the restatement of DD3’s historical financial information and DD3’s historical financial information included in its public filings prior to such restatements, including the Proxy Statement and Parent’s registration statement on Form F-4 (File No. 333-258759), as amended. As of the date of this annual report, Parent has no knowledge of any such litigation or dispute. However, Parent can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

As a result of the foregoing matters, Parent and DD3 may become subject to additional risks and uncertainties, including, among others, unanticipated costs for accounting and legal fees, governmental agency investigations, and inquiries by Nasdaq or other regulatory bodies, which could cause investors to lose confidence in Parent’s and DD3’s reported financial information and could subject Parent and DD3 to civil or criminal penalties, shareholder class actions or derivative actions. Parent and DD3 could face monetary judgments, penalties or other sanctions that could have a material adverse effect on Codere Online’s business, financial condition and results of operations and could cause the price of the Ordinary Shares and Parent Warrants to decline. If any such actions occur, they will, regardless of the outcome, consume a significant amount of management’s time and attention and may result in additional legal, accounting, insurance and other costs.

Heightened scrutiny on SPACs and SPAC business combinations by regulatory bodies may adversely affect Parent.

The SEC and other regulatory bodies have expressed concerns related to SPACs and private operating companies that, like Parent, are going public through business combinations with SPACs. For example, on March 30, 2022 the SEC announced a comprehensive rule proposal that would impose a set of substantive requirements with respect to SPAC business combinations that generally aim to grant investors in de-SPAC transactions the same protections of traditional IPOs. Areas of focus include disclosure regarding projections, conflicts of interests, dilution and fairness of the consideration in de-SPAC transactions, potential deficiencies in the due diligence SPACs perform before acquiring assets, whether payouts to sponsors are sufficiently disclosed to investors and whether target companies may be unprepared for the rigorous financial reporting and internal control requirements expected of public companies. Heightened scrutiny is likely to result in increased SPAC-related enforcement activity which could cause investors to lose confidence in SPACs and SPAC business combinations, and may also result in increased litigation, any of which could have a material adverse effect on Parent’s business, results of operations and financial condition and could cause a decline in the market price of Parent’s securities.

Certain former shareholders of DD3 may pursue rescission rights and related claims.

Any Public Stockholder of DD3 who purchased Public Shares as part of the Public Units in the IPO (excluding the Sponsor and the Forward Purchasers) who did not exercise his or her Redemption Rights and held its Public Shares at the time of the Business Combination might may be able to allege that some aspects of the Business Combination are inconsistent with the disclosure contained in the prospectus issued by DD3 in connection with the offer and sale in the IPO of the Public Units, including the structure of the Business Combination, and seek rescission of the purchase of the Public Units such holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in the value of such holder’s shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. If stockholders bring successful rescission claims against DD3 and/or Parent, Parent’s results of operations could be adversely affected and, in any event, Parent may be required in connection with the defense of such claims to incur expenses and divert employee attention from other business matters.

Codere Online may be required to take write-downs or write-offs, restructuring and impairment or other charges as a result of the Business Combination and may face litigation as a result thereof.

Codere Online may be forced to write-down or write off assets, restructure its operations, or incur impairment or other charges resulting from the integration of DD3 or other elements of the Business Combination (including the Exchange) that could result in Codere Online reporting losses or losses greater than those previously reported. Even though these charges may be non-cash items and may not have an immediate impact on Codere Online’s liquidity, the fact that Codere Online reports charges of this nature could contribute to negative market perceptions about Codere Online, Parent or its securities. In addition, charges of this nature may cause Codere Online to violate net worth or other covenants to which it may be subject or to be unable to obtain future financing on favorable terms or at all. Further, Parent Shareholders who were former shareholders of DD3 may seek to claim that the resulting reduction in the value of their shares was due to the breach by DD3’s officers or directors of a duty of care or other fiduciary duty owed to them, or they may bring a private claim under securities laws that the prospectus relating to the Business Combination contained an actionable material misstatement or material omission, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Parent may face litigation as a result of the Business Combination or past actions or omissions of DD3.

Parent may become subject to legal proceedings and claims that arise from the Business Combination or past actions or omissions of DD3 (including any outstanding claims against DD3 as of the Closing Date). Such litigation, whether or not meritorious, may result in substantial costs, divert management’s attention and resources, affect Parent’s reputation, or otherwise have a material adverse effect on Parent’s business, results of operations and financial condition and could cause a decline in the market price of Parent’s securities.

Additional Risk Factors Related to Parent’s Securities

Parent is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Parent’s interests or the interests of other shareholders.

Codere Newco, a member of the Codere Group, owns 66.49% of the outstanding Ordinary Shares. As long as Codere Newco owns at least 50% of the outstanding Ordinary Shares, Codere Newco will have, except as otherwise described in this annual report, the ability to determine certain corporate actions requiring shareholder approval, including the election and removal of directors and the size of the Parent Board unless it is already determined in the articles of association of Parent.

Furthermore, pursuant to the Nomination Agreement, from the Closing Date until the date on which Parent holds its second general meeting of shareholders after the Closing Date at which directors are to be elected, including any adjournment or postponement thereof (the “Sponsor Proposal Period”), the Parent Board will consist of seven (7) directors and (i) Codere Newco will have the right to propose for appointment four (4) directors, with at least one (1) of them having to qualify as an independent director and one (1) or more of them who may be required by Codere Newco to qualify as a Luxembourg tax resident (collectively, the “Codere Newco Directors”); (ii) the Sponsor will have the right to propose for appointment two (2) directors, with at least one (1) of them having to qualify as an independent director (collectively, the “Sponsor Directors”); and (iii) Codere Newco and the Sponsor will have the right to jointly propose for appointment one (1) additional director who shall qualify as an industry expert and not be an affiliate of either Codere Newco or the Sponsor (the “Industry Expert Independent Director”). After the Sponsor Proposal Period, Codere Newco will have the right to propose for appointment five (5) directors, with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). Both during and after the Sponsor Proposal Period, at least one (1) of the Codere Newco Directors shall qualify as a Luxembourg tax resident. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Parent, which could cause the market price of the Ordinary Shares and Parent Warrants to decline or prevent shareholders from realizing a premium over the market price for the Ordinary Shares and Parent Warrants. Codere Newco’s interests may conflict with Parent’s interests as a company or the interests of Parent’s other shareholders.

There can be no assurance that the Ordinary Shares or the Parent Warrants will continue to be listed on Nasdaq or that Parent will be able to comply with the continued listing standards of Nasdaq.

The Ordinary Shares and Parent Warrants are currently listed on Nasdaq. Parent may continue exploring the possibility of also applying to list its Ordinary Shares and Parent Warrants on a recognized securities exchange in a member state of the European Union, which has not yet been identified, although no assurance can be given that any such additional listing will be sought or approved. If Nasdaq delists the Ordinary Shares or Parent Warrants from trading on its exchange for failure to meet the continued listing standards, Parent and its shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for its securities;

●	a determination that Ordinary Shares are a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

●	limited or no news or analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” So long as the Ordinary Shares and the Parent Warrants are listed on Nasdaq, they will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if Parent ceased to be listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

A market for the Ordinary Shares and the Parent Warrants may not develop and the market price of such securities may be volatile.

The trading of Ordinary Shares and Parent Warrants has and may continue to be volatile. Since the date of initial trading on December 1, 2021, the prices of the Ordinary Shares and Parent Warrants have declined from $9.42 and $1.66 at the time of initial trading, respectively, to $4.96 and $0.47 as at April 20, 2022, with limited trading volumes. Parent may continue exploring the possibility of also applying to list its Ordinary Shares and Parent Warrants on a recognized securities exchange in a member state of the European Union, which has not yet been identified, although no assurance can be given that any such additional listing will be sought or approved. An active trading market for Parent’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Parent’s securities may fluctuate significantly. Factors that could cause fluctuations in the price of such securities include:

●	actual or anticipated variations in operating results and the results of competitors;

●	changes in performance projections by Codere Online or by any securities analysts that might cover Parent’s securities, if any;

●	conditions or trends in the industry, including regulatory changes;

●	announcements by Codere Online or its competitors of significant acquisitions, strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of Codere Online’s operations or lawsuits filed against it or the Codere Group;

●	additions or departures of key personnel; and

●	issuances or sales of Ordinary Shares, including by key investors following expiration of the lock-up arrangements.

Additionally, in the event of a secondary listing of the Ordinary Shares and the Parent Warrants on a securities exchange in a member state of the European Union (in addition to Nasdaq), trading of the Ordinary Shares and the Parent Warrants will take place in different currencies (U.S. dollars on Nasdaq and euros on a securities exchange in a member state of the European Union), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and in the relevant member state of the European Union). The trading prices of Ordinary Shares and Parent Warrants on these two markets may differ due to these and other factors and Parent cannot predict the effect of this potential dual listing on the value of the Ordinary Shares or the Parent Warrants. Further, the dual listing of the Ordinary Shares and the Parent Warrants may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the Ordinary Shares and the Parent Warrants in the United States.

Further, if Parent’s securities become delisted from Nasdaq or, if applicable, the relevant securities exchange in a member state of the European Union for any reason, the liquidity and price of such securities may be more limited than if they were quoted or listed on Nasdaq or such other securities exchange. Moreover, broad general economic, geopolitical, political, market and industry factors may adversely affect the price of Parent’s securities, regardless of Codere Online’s actual operating performance.

You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about Parent, its business, or its market, or if they change their recommendations regarding the Ordinary Shares adversely, then the price and trading volume of the Ordinary Shares and Parent Warrants could decline.

The trading market for the Ordinary Shares may be influenced by the research reports that industry or securities analysts may publish about Parent, its business, its market, or its competitors. If securities or industry analysts do not publish or cease publishing research or reports about Parent, the Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover Parent change their recommendation regarding the Ordinary Shares adversely, or provide more favorable relative recommendations about Parent’s competitors, the price of the Ordinary Shares and Parent Warrants would likely decline. If any analyst were to cease coverage of Parent or fail to regularly publish reports on it, Parent could lose visibility in the financial markets, which could cause the Ordinary Share price and/or trading volume (and, consequently, the price and/or trading volume of the Parent Warrants) to decline.

Parent may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of the Ordinary Shares and Private Warrants.

As of the date of this annual report, Parent has 45,121,956 issued and outstanding Ordinary Shares. Parent’s articles of association authorize Parent to issue Ordinary Shares and rights relating to Ordinary Shares for the consideration and on the terms and conditions established by the Parent Board in its sole discretion, whether in connection with financings, acquisitions, investments, equity incentive plans or otherwise. Any Ordinary Shares issued, including in connection with the exercise of Parent Warrants or any equity incentive plans that Parent may adopt in the future, would dilute the percentage ownership held by you.

Parent’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank could have the following effects:

●	Parent’s existing shareholders’ proportionate ownership interest in Parent will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Ordinary Share may be diminished; and

●	the market price of the Ordinary Shares and Parent Warrants may decline.

Parent may amend the terms of the Parent Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then outstanding Parent Public Warrants. As a result, the exercise price of such warrants could be increased, the exercise period could be shortened and the number of Ordinary Shares purchasable upon exercise of a warrant could be decreased, all without your approval.

The terms of the Parent Warrants may be amended without the consent of any holder (i) to cure any ambiguity or correct any mistake or to cure, correct or supplement any defective provision, or (ii) to add or change any other provisions with respect to matters or questions that the parties deem to not adversely affect the interests of the registered holders of the Parent Warrants. In addition, Parent may amend the terms of the Parent Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Parent Public Warrants approve of such amendment. The ability to amend the terms of such warrants is unlimited and examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Ordinary Shares purchasable upon exercise of a warrant.

Parent may redeem your unexpired Parent Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

None of the Parent Private Warrants will be redeemable by Parent so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. Once such Parent Private Warrants are transferred (other than to permitted transferees under the Warrant Agreement), Parent may redeem such Parent Private Warrants in the same manner as the Parent Public Warrants. Parent may redeem Parent Public Warrants at any time after they became exercisable on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination) and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Parent Warrants became exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date Parent gives notice of redemption and during the entire period thereafter until the time Parent redeems the warrants, Parent has an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Parent Warrants and a current prospectus relating to them is available. As of the date of this annual report, the trading price of Ordinary Shares has not reached the $18.00 threshold. If and when the Parent Warrants become redeemable by Parent, Parent may exercise its redemption right even if Parent is unable to register or qualify the underlying securities for sale under all applicable state securities laws. In the event Parent determined to redeem the Parent Public Warrants, holders would be notified of such redemption as described in the Warrant Agreement. Specifically, Parent would be required to fix a date for the redemption (the “Redemption Date”). Notice of redemption would be mailed by first class mail, postage prepaid, by Parent not less than 30 days prior to the Redemption Date to the registered holders of the Parent Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Parent’s posting of the redemption notice to DTC. Redemption of the Parent Public Warrants could force you (i) to exercise your Parent Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Parent Public Warrants at the then-current market price when you might otherwise wish to hold your Parent Public Warrants or (iii) to accept the nominal redemption price which, at the time the Parent Public Warrants are called for redemption, is likely to be substantially less than the market value of your Parent Public Warrants.

There can be no assurance that the Parent Warrants will be in the money at the time they become exercisable or thereafter, and they may expire worthless.

The exercise price for the Parent Warrants is $11.50 per Ordinary Share (subject to adjustment), and the exercise period commenced on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination) and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. There can be no assurance that the Parent Warrants will be in the money at any time prior to their expiration, and as such, the Parent Warrants may expire worthless.

It is not anticipated that any dividend will be paid to the Parent Shareholders for the foreseeable future.

There are no current plans to pay cash dividends on the Ordinary Shares. When determining or proposing a dividend payment, the Parent Board may take into account general and economic conditions, Parent’s financial condition and operating results, Parent’s available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by Parent to its shareholders and such other factors as the Parent Board may deem relevant. Accordingly, Parent is not expected to pay any dividends on the Ordinary Shares in the foreseeable future.

Risks Related to Investment in a Luxembourg Company and Parent’s Status as a Foreign Private Issuer and Emerging Growth Company

As long as Parent is a foreign private issuer, Parent is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Parent’s securities.

Parent qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Parent is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Parent is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Parent’s senior managers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Parent’s securities. For example, some of Parent’s key executives may sell a significant amount of Ordinary Shares and such sales are not required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Parent’s securities may decline significantly. Moreover, Parent is not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Parent is also not be subject to Regulation FD under the Exchange Act, which would prohibit Parent from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Parent than there is for U.S. public companies.

As a foreign private issuer, Parent is required to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Parent publicly announces these events. However, because of the above exemptions for foreign private issuers, which Parent relies on, Parent Shareholders are not afforded the same information generally available to investors holding shares in U.S. public companies that are not foreign private issuers.

Parent may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Parent to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Parent would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Parent on June 30, 2022.

In the future, Parent could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Parent intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Parent’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Parent under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Parent is not a foreign private issuer, Parent will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, Parent would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Parent also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Parent may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Parent is permitted to follow home country practice in lieu of the above requirements. As long as Parent relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on the Parent Board are not required to be independent directors, it is not required to have a compensation committee, it is not required to have a nominating and corporate governance committee and it is not required to obtain shareholder approval of equity compensation plans. See Item 16G “Corporate Governance” for a description of certain Nasdaq corporate governance standards that Parent does not follow and a brief description of the home country practice followed in lieu of these corporate governance requirements.

Also, if Parent loses its foreign private issuer status, Parent may be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Parent loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Parent may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If Parent no longer qualifies as a foreign private issuer, it may be eligible to take advantage of certain exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” As of the date of this annual report, Codere Newco owns approximately 66.49% of the issued and outstanding Ordinary Shares. As a result, Parent is a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company in respect of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of its board of directors consist of independent directors;

●	the requirement that compensation of its senior managers be determined by a majority of the independent directors of the board or a compensation committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement that director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors of the board or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As long as Parent elects to take advantage of these exemptions, holders of Parent’s securities will not have the same protections afforded to holders of securities of companies that are subject to all the Nasdaq corporate governance standards.

The JOBS Act permits “emerging growth companies” like Parent to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

Parent currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, Parent takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Parent Shareholders may not have access to certain information they deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. Parent has elected to avail itself of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, Parent, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Parent’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Parent cannot predict if investors will find the Ordinary Shares and/or Parent Warrants less attractive because it relies on these exemptions. If some investors find the Ordinary Shares and/or Parent Warrants less attractive as a result, there may be a less active trading market and the price for the Ordinary Shares and/or Parent Warrants may be more volatile.

Parent may not qualify as an emerging growth company in the future and may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act or other matters as a result.

Parent is organized under the laws of Luxembourg and substantially all of its assets are located outside the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against Parent or the members of its board of directors in the United States.

Parent is organized under the laws of the Grand Duchy of Luxembourg. In addition, substantially all of its assets are located outside the United States. Furthermore, we understand that all but one of Parent’s directors and members of the senior management team reside outside the United States as of the date of this annual report. Investors may not be able to effect service of process within the United States upon Parent or these persons or enforce judgments obtained against Parent or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against Parent or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

●	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

●	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

●	the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

●	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

●	the U.S. court acted in accordance with its own procedural laws; and

●	the decisions and the considerations of the U.S. court must not be contrary to Luxembourg’s international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against Parent, the members of the Parent Board or its senior managers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Parent, the members of the Parent Board or its senior managers. In addition, even if a judgment against Parent, the members of the Parent Board or its senior managers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Pursuant to article 8.10 of the articles of association of Parent, subject to the exceptions and limitations listed below and mandatory provisions of Luxembourg law, the directors, senior managers or agents of Parent will be entitled to indemnification from Parent to the fullest extent permitted by Luxembourg law against liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director, senior manager or agent of Parent and against amounts paid or incurred by him or her in the settlement thereof. Luxembourg law permits Parent to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards a third party for breach of the articles of association of Parent or of the provisions of the 1915 Law, except in connection with criminal offenses, bad faith, willful misconduct, gross negligence or fraud. The rights to and obligations of indemnification among or between Parent and any of its current or former directors and senior managers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against Parent’s assets in Luxembourg.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer Parent Shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, Parent is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it, including, among other things, Council and European Parliament Regulation (EU) 2015/848 of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to Parent in accordance with and subject to such European Union regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against Parent. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer Parent Shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of Parent Shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and Parent’s ability to conduct equity financings.

Parent’s corporate affairs are governed by Parent’s articles of association and the laws of the Grand Duchy of Luxembourg, including the 1915 Law. The rights of Parent Shareholders and the responsibilities of its directors and senior managers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its stockholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Although under Delaware law the board of directors bears the ultimate responsibility for management, in certain circumstances a stockholder may bring a derivative action on behalf of a corporation to enforce a corporation’s rights against fiduciaries. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of the Parent Board, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about Parent than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, Parent Shareholders may have more difficulty in protecting their interests in connection with actions taken by Parent’s directors, senior managers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, Parent Shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Foreign direct investment restrictions in Spain may be applicable if any foreign investor holds directly or indirectly 10% or more of the share capital of Parent.

The Spanish Government has enacted restrictions regarding foreign direct investment (“FDI”) in Spain. As a general rule, if a foreign investor (i.e., a non-EU or non-EFTA investor, or a EU and EFTA investor that is deemed to be beneficially owned by a non-EU or non-EFTA investor) acquires, directly or indirectly, 10% or more of a Spanish entity’s share capital (including, potentially, Parent’s Spanish subsidiaries), or otherwise acquires control of such entity, such investment needs to be pre-approved by the relevant Spanish authorities if the Spanish entity operates in one of the sectors that according to article 7.bis of Spanish Law 19/2003, of July 4, have an impact on the public security, public order or public health or if such foreign investor is either (i) controlled directly or indirectly by a foreign government (including federal governments, governmental agencies, armed forces and equivalent public entities); (ii) has invested in other EU member states in sectors which may have an impact on the public security, public order or public health of such member state; and (iii) there is a risk that such investor carries out illegal activities which affect public order, public security and/or public health of Spain. Failure to obtain such prior approval, where required, will render an acquisition null and void. In addition, sanctions could be imposed in an amount equivalent to the restricted investment.

Risks Relating to U.S. Taxes

The Internal Revenue Service may not agree that Parent should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Parent, which is incorporated under the laws of Luxembourg, should be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. However, Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) provides an exception to this general rule. Under Section 7874, a corporation created or organized outside the United States will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and therefore, subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80%, or in certain circumstances 60%, as described below (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares), as determined for purposes of Section 7874 (this test is referred to as the “Ownership Test”). Where the non-U.S. acquiring corporation is a tax resident of a different jurisdiction than an acquired non-U.S. corporation acquired in connection with the acquisition of the U.S. corporation, the Ownership Test will generally be satisfied if the shareholders of the acquired U.S. corporation receive at least 60% of the stock of the non-U.S. acquiring corporation. Under Treasury regulations, in certain circumstances shareholders of the acquired U.S. corporation may be treated as owning stock of the non-U.S. acquiring corporation for purposes of the Ownership Test in excess of their actual ownership stake in the non-U.S. acquiring corporation. Since Parent is incorporated under the laws of Luxembourg, the Ownership Test would generally be satisfied if the stockholders of DD3 were treated as owning at least 60% of the stock of Parent on the Merger date.

For purposes of Section 7874 of the Code the first two conditions described above were met with respect to the Business Combination because Parent acquired indirectly all of the assets of DD3 through the Merger, and Parent, including its “expanded affiliated group,” did not satisfy the substantial business activities test upon consummation of the Merger. As a result, whether Section 7874 applies to cause Parent to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger would depend on the satisfaction of the Ownership Test.

Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, Parent believes that for purposes of the Ownership Test the ownership percentage of DD3 stockholders in Parent was less than 60%. Accordingly, Parent believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, the rules for determining ownership under Section 7874 are complex, unclear in some respects, and the subject of ongoing and recent legislative and regulatory review. Accordingly, there can be no assurance that the Internal Revenue Service (“IRS”) would not assert a contrary position or that such an assertion would not be sustained by a court.

If Parent were treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes. In addition, the gross amount of any dividend paid to its non-U.S. shareholders could be subject to 30% U.S. withholding tax, subject to the provisions of any applicable income tax treaty.

Although Parent believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2021 taxable year, due to the Ordinary Shares’ price fluctuations Parent can give no assurance as to its PFIC status for 2022 or any future taxable year, and if Parent becomes a PFIC U.S. holders of Ordinary Shares or Parent Warrants could be subject to adverse U.S. federal income tax consequences.

If Parent is treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year during which a U.S. shareholder holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. shareholder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the composition of Parent income and assets, and the estimated value of its assets, including goodwill (which is based in part on the trading prices of the Ordinary Shares), Parent believes that it was not a PFIC for its 2021 taxable year. However, because the tests for determining PFIC status are applied annually after the close of each taxable year and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance that Parent will not be a PFIC for any taxable year. In particular, Parent holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Parent’s market capitalization has been volatile and declined substantially since the closing of the Merger, if the value of Parent’s goodwill is determined by reference to its market capitalization there is a risk (which depending on market conditions could be substantial) that the Parent will become a PFIC for its current taxable year of 2022, and possibly future taxable years.

If Parent were treated as a PFIC, a U.S. shareholder generally would be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Under proposed Treasury regulations that have a retroactive effective date, options to acquire stock of a PFIC would be subject to the same rules. Certain elections (such as a mark-to-market election) may be available to U.S. shareholders to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. holders will not be able to make similar elections with respect to the Parent Warrants. See “U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning at least 10% of Ordinary Shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Ordinary Shares, such person may be treated as a “United States shareholder” with respect to any of Parent’s direct and indirect non-U.S. subsidiaries (together, “Parent Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. Because the Parent Group includes DD3, which is a U.S. subsidiary, under constructive ownership attribution rules Parent’s non-U.S. subsidiaries could be treated as CFCs even if Parent itself is not a CFC.

If Parent or any of its subsidiaries is a CFC, 10% “United States shareholders” will be subject to adverse income inclusion and reporting requirements. Parent is not required to assist holders in determining whether Parent or any of its non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a United States shareholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Item 4. Information on the Company

A.	History and Development of the Company

Parent was incorporated under the laws of the Grand Duchy of Luxembourg by Codere Newco on June 4, 2021 as a limited liability company (société anonyme) having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798 and with telephone number +34 91354 28 19. Parent was incorporated with an initial share capital of €30,000, represented by 30,000 Ordinary Shares with a nominal value of €1 per share.

Prior to the consummation of the Business Combination, Parent owned no material assets and did not operate any business. On November 29 and November 30, 2021, the Exchange and the Merger were completed, respectively, and the Business Combination was consummated. As a result of the foregoing, SEJO and DD3 became direct wholly-owned subsidiaries of Parent. The Business Combination resulted in gross proceeds of approximately $116 million to Codere Online, or approximately $103 million net of transaction fees and expenses. The Ordinary Shares and Parent Warrants began trading on the Nasdaq Capital Market on December 1, 2021, under the symbols “CDRO” and “CDROW,” respectively. Codere Online became the first online gaming operator in Latin America to become publicly listed in the United States.

As of the date of this annual report, Parent’s share capital amounts to €45,121,956, represented by 45,121,956 Ordinary Shares, with a nominal value of €1.00 per share. All issued shares are fully paid and subscribed for. The authorized capital of Parent (excluding the issued share capital) is set at €500,000,000 divided into 500,000,000 Ordinary Shares with a nominal value of €1 each.

There have been no material capital expenditures or divestitures for any of the years ended December 31, 2021, 2020 and 2019. There are no material capital expenditures or divestitures currently in progress as of the date of this annual report.

The Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC. We also maintain a website at https://www.codereonline.com. Through our website, we make available, free of charge, the SEC filings. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this annual report.

B.	Business Overview

Overview

Codere Online is an international online casino gaming and online sports betting group focused on providing its customers with a safe and enjoyable online gaming experience. Codere Online currently operates primarily in Spain, Italy, Mexico, Colombia, Panama and, since December 2021, the City of Buenos Aires (Argentina), where it offers its users the ability to play online casino games and bet on sports events. Codere Online seeks to innovate and expand its product offering on its established and flexible technology platform as it pursues its vision to be the leading online casino gaming and online sports betting operator in Latin America. Codere Online maintains a wide and updated catalogue of online casino games with over 1,300 titles from more than 30 third-party content providers.

As part of the Codere Group, Codere Online expects to leverage the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had nearly 57,000 slots in over 10,000 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2019 and approximately 23,000 slots and 6,600 retail venues as of December 31, 2020 and approximately 43,000 slots and 9,700 retail venues as of December 31, 2021, as a result of COVID-19 temporary closings.

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. As of January 31, 2022, Codere Online had approximately 210 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina, Israel, Malta and Gibraltar. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team and an established and flexible technology platform, and due to other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online seeks to expand into other markets in Latin America (many of which are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to pursue options to access the large Hispanic market in the United States (an estimated 60 million people as of 2019, according to the U.S. Census Bureau) in the future.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 8% in each of such markets in terms of net gaming revenue as of December 31, 2021. Codere Online estimates that it had the second largest market share in both Mexico and Panama online gaming markets in terms of net gaming revenue. Codere Online’s management believes that current market shares have been adversely affected by the financial constraints faced by the Codere Group and are not fully reflective of Codere Online’s potential. In the future, Codere Online expects to use a substantial part of the proceeds of the Business Combination, which was consummated in November 2021, to fund customer acquisition costs. Such proceeds, paired with the fact that Codere Online’s marketing spend is currently estimated to be below market leaders in Spain and Mexico and the other competitive advantages detailed herein, are expected to serve as a foundation for its plan to seek a rapid acquisition of customers and market share growth in Spain, Mexico and our other markets.

In the City of Buenos Aires, Iberargen S.A., a subsidiary within the Codere Group, started operating in December 2021 and was the first operator to receive approval for its platform implementation program in October 2020 by the City of Buenos Aires’ regulator, LOTBA (Lotería de Buenos Aires). In addition, Codere Online expects to benefit from the Codere Group’s leading retail presence in the Province of Buenos Aires, where it operates 13 bingo halls and has approximately a 40% market share (based on gross gaming revenue according to Codere Online’s estimates as of December 31, 2021).

For the twelve months ended December 31, 2021, Codere Online’s revenues grew to €80.3 million compared to €70.5 million for the twelve months ended December 31, 2020, mainly due to strong revenue trends in Spain, despite regulatory headwinds, and substantial growth achieved across Latin America on the back of a significant increase in average monthly active players, partially due to the impact from the COVID-19 pandemic on sporting events (i.e. cancellation of events) during the second quarter of 2020. Codere Online’s revenues grew to €70.5 million for the year ended December 31, 2020 from €61.6 million for the year ended December 31, 2019 driven mainly by substantial growth of online casino wagering in Spain and Mexico, partially offset by a decrease in online sports betting activity, which was negatively impacted by the cancellation or postponement of sporting events as a result of the COVID-19 pandemic.

Codere Online’s Plan

Codere Online aims to become the leading online casino gaming and online sports betting operator in Latin America. Codere Online intends to use the proceeds of the Transactions to support its growth plan. In particular, it intends to increase its marketing expenditure in its core markets by signing new high profile sponsorships, increasing its presence in traditional and acquisition media and engaging marketing agencies. It also intends to undertake technology enhancements to support growth, including the continuous improvement of its mobile application features, the implementation of a new bonus engine and a player and content management system upgrade. Finally, it intends to assess options to expand into new high growth markets that are expected to open up through new regulatory frameworks and licensing regimes, in particular, Brazil, Chile, Peru, Uruguay, Puerto Rico and Argentina (beyond the City of Buenos Aires) and fund any resulting licensing costs.

Codere Online’s experience in Latin America is expected to serve as a foundation in the pursuit of options to access the large Hispanic market in the United States in the future, which the Company believes is currently under-penetrated. In particular, Codere Online believes the following to be key factors for any such future expansion: the football-first focus of the online sports betting business leveraging sponsorships with football clubs (including Real Madrid, Rayados, River Plate) and/or former football players (such as Carlos Valderrama in Colombia), an online casino product configuration tailored to Hispanic customers (emphasizing electronic bingo and roulette), adapted marketing messaging and promotional campaigns based on cultural associations and affinities, experienced Spanish-speaking call center and customer service, tested Spanish-language front end user interface and experience operating under multiple regulatory regimes across a number of jurisdictions.

Market Opportunity

As stated above, Codere Online aims to become the leading online casino gaming and online sports betting operator in Latin America, which is a fast-growing part of the larger global gaming industry. Online casino gaming and online sports betting include all online casino games played on a computer or mobile device such as slots, video poker, electronic table games and live dealer table games, bingo and online sports wagering. While the global online casino gaming and online sports betting market has experienced significant growth in the last decade, it still remains in the early innings as customers continue to adopt online and mobile platforms, even more so across our Latin American core and intended expansion markets.

Furthermore, the COVID-19 pandemic has served as a catalyst to accelerate growth in the online casino gaming and online sports betting industry as many people have spent, and continue to spend, more time at home. The COVID-19 pandemic has changed the manner in which people work and live, with an increased use and dependence on technology and a need for at-home entertainment options. The number of people engaging in online casino gaming and online sports betting has increased significantly as a result of these changes, some of which are currently expected to become permanent users.

In Latin America, Codere Online currently operates in Mexico, Colombia, Panama and, since December 2021, the City of Buenos Aires (Argentina). Latin America is expected to represent a key market opportunity within the global online casino gaming and online sports betting industry. While most of the region’s online casino gaming and online sports betting markets are not yet regulated (markets are either unregulated or have express prohibitions), regulatory frameworks are expected to be underway over the medium-term in regions such as Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (excluding the City of Buenos Aires, where there is already a regulatory framework in place). Some key markets have already opened in recent years through new regulatory frameworks and licensing regimes, including Panama in 2018, Colombia in 2019 and the City of Buenos Aires (Argentina) in 2021. As a result, the Latin American region, which has historically been dominated by unregulated and/or illegal offshore market operators is opening up to regulated, on-shore market operators such as Codere Online. The Latin American online casino gaming and online sports betting market is expected to not only experience a shift of customers from offshore operators to regulated operators like Codere Online, but also to grow by attracting new users that previously did not participate, due to a lack of trust playing with offshore operators, a lack of payment processing solutions, lack of local customer support or otherwise.

The Codere Group was an early entrant in Latin America, with retail operations dating back to 1984, and has developed market expertise while facing limited competition from global gaming operators, allowing for a significant first mover advantage. Codere Online believes that it will benefit from its relationship with the Codere Group and its expansive retail footprint of over 10,000 controlled and third-party retail venues as of December 31, 2019 (approximately 6,600 and 9,700 retail venues as of December 31, 2020 and December 31, 2021, respectively, as a result of COVID-19 temporary closings) and over three million registered clients in Spain, Italy, Mexico, Colombia, Panama and Argentina, to create value through the existing omnichannel business model. Furthermore, Codere Online expects to continue to have significant support from the Codere Group through several contractual arrangements described in Item 7.B. “Related Party Transactions.”

Codere Online is led by a seasoned management team of industry experts with decades of experience leading top tier global gaming operators and digital businesses that we believe will enable Codere Online to continue to achieve success in the online casino and online sports betting space. With more than 17 years of experience, Moshe Edree, who serves as Codere Online’s Chief Executive Officer, has an extensive track record in senior operating roles at leading online casino gaming and online sports betting operators such as Ladbrokes and PartyGaming. Oscar Iglesias, who serves as Codere Online’s Chief Financial Officer (CFO), has over 20 years of experience and previously served as CFO and Head of Corporate Development for Franklyn Hotels & Resorts, Principal of WL Ross & Co. and financial (REGAL) and research (gaming) analyst at Bear Stearns. Gonzalo de Osma, who serves as Codere Online’s Chief Accounting Officer, has over 15 years of experience and previously served as Finance Planning Manager and CFO for Mexico for the Codere Group. Aviv Sher, who serves as Codere Online’s Chief Operating Officer (COO), has over 15 years of experience and previously served as COO of NeoGames and chief executive officer (CEO) of Prime Gaming. Alberto Telias, who serves as Codere Online’s Chief Marketing Officer, has over 11 years of experience and previously served as Marketing Manager at William Hill and Head of Paid Social Media at The Stars Group. Yaiza Rodríguez, who serves as Codere Online’s General Counsel, has over 10 years of experience, and previously worked as an M&A and corporate finance attorney in Herbert Smith Freehills and Cuatrecasas. Deborah Guivisdalsky, who serves as Codere Online’s Head of CRM and VIP, has over 15 years of experience and previously served as Head of Customer Experience at Jackpot.com and Head of VIP Digital at Ladbrokes.

Our Products

Codere Online offers its users the ability to play a wide range of online casino games and to bet online on sports events.

Online casino games

Online casino offerings include the full portfolio of games typically available in land-based casinos, gaming halls and gambling establishments, such as slot machines, table games and bingo. For these offerings, Codere Online functions similarly to land-based casinos, generating revenue, as users play against the house. There is certain volatility with online casino wagering, as with land-based wagering, but as the volume of wagers placed increases, the revenue retained from wagers placed becomes easier to predict. Codere Online’s experience has been that online casino margins are less volatile than online sports margins.

Codere Online’s online gaming offerings consist of a combination of licensed content from leading suppliers in the industry. Third-party content is subject to standard revenue-sharing agreements specific to each supplier, whereby the supplier receives a percentage of the gaming revenue generated from the games played on Codere Online’s platform. In exchange, Codere Online receives a limited license to offer the games on its platform to users in jurisdictions where use is approved by the regulatory authorities.

Codere Online maintains a wide and updated catalogue of online casino games with over 1,300 titles from more than 30 third-party content providers. Codere Online believes that its ability to offer a wide array of online gaming products effectively reduces its customer acquisition costs and player churn by providing a superior product offering to customers.

Online sports betting and other bets

Online sports betting involves a user placing a wager on an event at some fixed odds (a “proposition”) determined by Codere Online. If the user wins, Codere Online pays out the bet. If the user loses, Codere Online keeps the amount wagered. Codere Online takes risk on any such wager to the extent that its “book” (i.e., wagers accepted for either or all proposition bet outcomes) may not be balanced and, depending on the result of the event, Codere Online may generate an aggregate win or loss on the overall book. Codere Online seeks to generate revenue by setting odds such that there is a built-in theoretical margin in each proposition offered to its users. While different outcomes of the events may cause volatility in Codere Online’s revenue, Codere Online believes it can deliver a fairly stable sports betting margin over the long term.

As part of the platform, Codere Group’s Trading and Risk team is responsible for implementing the pricing strategy (i.e., setting and continuously adjusting, based on averaging activity, the fixed odds) defined by Codere Online and its furtherance of Codere Online’s online sports betting offering. For a more detailed description, see “—Technology Platform.” In addition to traditional pre-match wagering, where Codere Online has a robust offering with historical data, odds statistics and latest teams and players news, Codere Online offers other sports wagering products such as live betting. Codere Online has also incorporated live streaming of sporting events into its online sports betting offering, on a round-the-clock basis and with industry-leading match visualization features.

Codere Online’s online sports betting business has a vast and diversified offering with over 350,000 live events per year throughout most major sports taking place around the world, which helps to minimize the impact of seasonality. Nonetheless, seasonality has an effect in certain periods of the year given the relative popularity of certain local sports, such as top tier football in Europe.

Other - Greenplay online gaming

Until December 31, 2021, Codere Online offered, through Aspire, online gaming products via a “.com” website in various markets, including the United Kingdom, Germany, South Africa, Austria and Malta, under Codere Online’s Greenplay brand. Pursuant to an operator services agreement between OMSE and Aspire, Aspire operated the “.com” site and offered online gaming products to customers on either a regulated basis (i.e., pursuant to a local gaming license, as is the case in Austria, Malta and the United Kingdom) or on an unregulated basis pursuant to a Maltese gaming license in countries where the offering of any such online gaming products was not prohibited. Codere Online was responsible for the acquisition of online gaming customers in exchange for a share of the net gaming revenue generated by Aspire as operator of the “.com” site. This “.com” business activity generated limited revenues for Codere Online and was viewed by management as a non-core activity. Effective as of December 31, 2021, Codere Newco, SEJO and OMSE entered into an asset purchase agreement, pursuant to which, among other things, OMSE assigned its position under the operator services agreement between OMSE and Aspire to Vita Media Group ApS in exchange for approximately €200 thousand.

Technology Platform

Codere Online, pursuant to the Technology and Platform Services Agreement entered into with the Codere Group, has access to an established and flexible platform that supports online slots, video bingo, live casino, table games, sports live streaming and pre-match and live sports betting in most of the regions in which Codere Online operates (initially Spain, Colombia, Panama and the City of Buenos Aires by the end of 2021 and, expectedly, its Latin American expansion markets). Codere Online operates in Mexico and Italy pursuant to a turn-key solution with Playtech and a similar arrangement with Microgame, respectively. The Playtech and Microgame partnerships enable Codere Online’s management team to leverage leading platforms tailored and proven in the Mexico and Italian markets, respectively. Codere Online’s management team’s extensive experience successfully operating with different technology platforms across various markets allows Codere Online to selectively determine which technology platform is best suited for each market and whether Codere Online’s proprietary technology platform or a third-party solution will best position the business for success.

To further enhance its platform, Codere Online expects to use part (approximately $8-12 million) of the proceeds of the Business Combination to support the development of additional capabilities in order to maintain and enhance the platform. These capabilities are intended to be developed mostly in-house and to feature, within its functional scope, fraud and payments systems, customer relationship management and content management systems (CRM and CMS, respectively), as well as, within its non-functional scope, further improvements in digital architecture, front-end performance, quality assurance, development, security and operations (DevSecOps) resources, and customer service.

Codere Online expects its platform, as improved by these future enhancements, to allow for more efficient and effective CRM campaigns. In particular, Codere Online’s CRM strategy aims to identify customers and drive them to their preferences and most profitable channels, while leveraging all management tools (including email, SMS, push notifications, social media and automated calls) to create manual and automatic campaigns for every moment of the player life cycle, using bonus rewards and top tier content.

The graphic below depicts the integration and orchestration capabilities of the Codere Group’s platform, including the expected improvements referred to above.

(1)	Includes technology and operating capabilities provided by the Codere Group (on an exclusive basis within the Codere Group, subject to certain exceptions) pursuant to the Technology and Platform Services Agreement.
(2)	AI predictive risk segmentation work in progress.

In addition to implementing Codere Online’s pricing strategy, the Codere Group’s Trading and Risk team, which counts with approximately 30 in-house traders, receives, reviews and compares the odds received by third-party feed providers to Codere Online’s strategy and informs management on the risk assumed as a result of the accumulated amount of bets in the event that they exceed the amounts established as per risk management parameters in place at the time. Furthermore, the Codere Group’s traders continuously monitor competitor pricing across a wide range of sporting events to ensure that Codere Online’s betting markets are competitive.

The below operational flow chart summarizes the trading and risk management functions undertaken by the Codere Group with respect to Codere Online’s online sports betting operations through its platform.

Our Markets

Spain

Codere Online started its online gaming business in Spain in 2014 and launched its mobile app in 2016. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 32 thousand, 28 thousand and 34 thousand average monthly active players in this market in 2021, 2020 and 2019, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

The Codere Group has been the official betting sponsor of Real Madrid since 2016. In April 2019, it renewed its sponsorship agreement with Real Madrid for the following three seasons, with the option to renew it through two additional one-year extensions, subject to certain conditions. Nonetheless, on November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. On October 7, 2021, the RM Sponsorship Agreement was further amended to, among other things, extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026 (with either party having a right to terminate the agreement at the end of the 2022-2023 football season) and amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic. The Codere Group has forged a strong relationship with Real Madrid in these last years and is currently exploring new avenues of collaboration in the future. Codere Online benefits from and has use rights to the existing, and any future amended, sponsorship agreement with Real Madrid. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

Online gaming legislation was enacted at the national level in 2012 and the Spanish gaming regulator is DGOJ. Online operators in Spain must be based in the Spanish territory or otherwise be domiciled in the European Union and must apply for two licenses: a general license for the development of a betting business, and a game-specific license, which is required to operate each type of game, such as slots, blackjack, American or French roulette and poker. The general license is for a ten (10)-year term and the game-specific license is for a minimum of one (1)-year term and a maximum of a five (5)-year term and are renewable for another equivalent period (that is, ten (10) or one (1) to five (5) years, as applicable). Furthermore, each autonomous region has the power to regulate gaming, including online gaming, within its region.

Codere Online’s general licenses were granted in June 2012 for a period of ten (10) years and were recently extended for ten (10) additional years (until May 31, 2032). According to the DGOJ, there were 78 active national licenses in the Spanish national online gaming market as of December 31, 2021. Operators mainly offer seven different game types: bingo, poker, roulette, black jack, baccarat, complementary games and slots.

In 2021, the gross gaming revenue for the market was approximately €814 million, which represents a 10% CAGR between 2017 and 2021. The following table sets forth the development of online gaming in terms of gross gaming revenue and the CAGR for that period:

	Year ended December 31,					CAGR %
	2021	2020	2019	2018	2017	(2017 to 2021)
	(In millions of euros)
Casino	506	478	367	333	242	20%
Casino (excl. Bingo and Poker)	407	351	273	238	171	24%
Bingo	14	17	13	13	11	6%
Poker	85	110	81	82	60	9%
Sports betting	306	365	378	365	309	0%
Other	2	8	3	1	6	(20)%
Total online gaming	814	851	748	699	557	10%

Source: DGOJ, National online gaming market report as of December 31, 2021

In recent years, advertising expenditures increased mainly driven by TV campaigns and Spanish “La Liga” (football) team sponsorships. Many operators, including Codere Online, signed sponsorship agreements with football clubs. The advertising restrictions set forth in Royal Decree 958/2020, dated November 3, 2020 on the Commercial Communications of Gambling Activities have led to a sharp decrease in this type of expenditures and the agreements signed with the various football clubs had to be terminated by the end of the 2020/21 season.

This decree forbids gambling companies from appearing on uniform shirts of football clubs and sponsoring their stadium names. In addition, advertising on television has been restricted to a four-hour window from 1 a.m. to 5 a.m. Furthermore, advertising on the internet must be done through the web pages of the game operators. Moreover, bonus offers and promotions can only be marketed to existing players, as opposed to new players, among other significant advertising restrictions.

The following table sets forth information on the approximate average monthly active and new online gaming users in the Spanish market for the years indicated:

	Year ended December 31,					CAGR %
	2021	2020	2019	2018	2017	(2017 to 2021)
	(In thousands)
Active accounts	997	872	903	832	649	11%
New accounts	260	289	266	256	212	5%

Source: DGOJ, National online gaming market report as of December 31, 2021

In 2018, the Spanish Government set a flat tax rate of 20% on gross win for all forms of online gambling. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it.

Italy

Italy is the second largest gaming market in Europe after the United Kingdom. The Italian gaming market includes land-based and online casino and online sports betting. While the Italian online gaming market is highly competitive and regulated (including significant limitations on advertising), Codere Online has opted to enter the market recently in order to, among other factors, leverage its current retail footprint through an omnichannel strategy (as part of the Codere Group) and market knowledge, and establish a presence in one of the largest online gaming markets in Europe with a significant opportunity to benefit from further market growth and geographic diversification. In order to expedite its entry in this market, Codere Online has partnered with Microgame in order to offer its product offering through Microgame’s platform. Microgame is a leading multi-channel Italian-focused gaming platform with a strong track record in both the online and land-based gaming sectors.

Online gaming was legalized in Italy in 2006 with the introduction of online sports betting. The Italian regulator is Agenzia delle Dogane e dei Monopoli (ADM). Codere Online’s Italy License has a three (3)-year term and expires on December 31, 2022. Since the Italy License cannot be renewed or extended, Codere Scommese S.r.l. intends to participate in the next call for tender for a new Remote Gaming License, which is expected to take place during 2022. There were 83 online games concessionaries in Italy as of February 28, 2022. An online concession generally permits the concession holder to operate any number of online games.

The following table sets forth the development of online gaming in Italy in terms of gross gaming revenue and the CAGR for the 2017–2021 period:

	Year ended December 31,					CAGR %
	2021	2020	2019	2018	2017	(2017 to 2021)
	(In millions of euros)
Casino	2,017	1,483	1,007	885	750	28%
Casino (excl. Bingo and Poker)	1,773	1,218	831	710	569	33%
Bingo	67	58	38	28	28	24%
Poker	177	207	138	147	153	4%
Sports betting	1,499	1,086	783	685	589	26%
Total online gaming	3,515	2,559	1,790	1,570	1,339	27%

Source: H2 Gambling Capital, onshore revenue only, as of December 31, 2021

Mexico

Mexico is the largest gaming market in Latin America and includes land-based and online gaming. Codere Online started its online operations in Mexico in 2016, followed by a full commercial launch in 2019. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 18 thousand, 14 thousand and 12 thousand average monthly active players in this market in 2021, 2020 and 2019, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

Despite having one of the oldest regulatory frameworks for gaming operations, Mexican regulations have evolved to allow for new forms of gaming, including online, and local authorities have interpreted that license holders are allowed to take online bets. Mexican authorities have drafted new gaming regulation to replace the archaic 1947 law in order to, among others, regulate online gaming. The new law was passed by the Chamber of Deputies in December 2014, but it has not been considered by the Senate. Nonetheless, based on a 2004 regulatory decree, the Mexican regulator, Secretaría de Gobernación (SEGOB), awarded several online licenses to local licensed land-based operators that allow online gaming since 2016, but to qualify for a license, operators must operate a retail establishment in Mexico. Codere Online does not own a license but rather operates through an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement” for additional information on the agreement with LIFO.

The LIFO License expires in May 2027. Although Codere Online is not aware of reliable publicly available data regarding the number of licensed operators in Mexico, it estimates that there are at least 15 online gaming operators in the country, including Caliente, Bet365, PlayCity and Bigbola. According to Codere Online’s estimates, Caliente is the largest online operator in Mexico, followed by Codere Online and Bet365, with the remainder of competitors lacking a significant market share. The LIFO License could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew the LIFO License in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco, Codere, S.A. (the former parent company of the Codere Group) or Codere New Topco S.A. (the current parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well.

The following table sets forth the development of online gaming in Mexico in terms of gross gaming revenue and the CAGR for the 2017–2021 period:

	Year ended December 31,					CAGR %
	2021	2020	2019	2018	2017	(2017 to 2021)
	(In millions of MXN)
Casino	5,636	4,446	2,974	2,165	1,386	42%
Casino (excl. Bingo and Poker)	4,993	3,779	2,545	1,812	1,150	44%
Bingo	158	154	103	87	65	25%
Poker	486	514	329	266	170	30%
Sports betting	4,248	3,473	3,095	2,380	1,807	24%
Total online gaming	9,884	7,919	6,070	4,545	3,193	33%

Source: H2 Gambling Capital, onshore revenue only, as of December 31, 2021

Colombia

The Colombian gaming market includes land-based and online casino and online sports betting. Colombia was the first Latin American country to introduce nationwide European-style online gambling regulation in 2015. Codere Online started operating in Colombia in 2018. The current online casino and online sports betting product offering in this market includes online slots, video bingo, table games (including live) and online sports betting (pre-match and live). Codere Online had approximately 18 thousand, 8 thousand and 9 thousand average monthly active players in this market in 2021, 2020 and 2019, respectively, of which a majority accessed its products via mobile, and desktop.

Online gaming is regulated by the Colombian gaming regulator, Coljuegos, under the definition of “novelty games.” In October 2016, the Colombian Government approved the “eGaming Act” formally liberalizing a wide range of online products including online casino, sports betting, and poker, making Colombia the first Latin American country to establish a detailed regulatory framework for the operation of online gaming. Coljuegos was entrusted with the licensing process and enforcement of the new regulations.

In November 2017, Codere Colombia, S.A. was issued the Colombia License for a period of five (5) years until November 15, 2022. Codere Online intends to apply for a renewal of the Colombia License at least one month prior to its expiration, in accordance with local law. Pursuant to the Business Combination Agreement and the Colombia Restructuring Agreements, the Codere Group will seek to transfer the Colombia License to Codere Online, but such transfer may not be effected if Coljuegos fails to grant the required authorization. The transfer of the Colombian License to Codere Online Colombia S.A.S. was formally requested on December 21, 2021 pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request is currently pending approval from Coljuegos.

Pending the effective transfer of the Colombia License, the relevant entities of the Codere Group and the Codere Online group, respectively, will exploit the license under a Joint Accounts Agreement (contrato de cuentas en participacion), pursuant to which the Codere Online entity will have the right to receive 99.00% of any distributed profits. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements” for additional information.

According to Coljuegos, in February 2022, there were 17 authorized licensed online gaming operators in Colombia, including Bwin, Sportium, Codere, Luckia, Rush Street and Betfair.

The following table sets forth the development of online gaming in Colombia in terms of gross gaming revenue and CAGR for the 2018–2021 period (Coljuegos awarded the first interactive gaming license in June 2017):

	Year ended December 31,				CAGR %
	2021	2020	2019	2018	(2018 to 2021)
	(In millions of COP)
Casino	696,537	310,890	191,744	103,626	89%
Casino (excl. Bingo and Poker)	434,284	201,820	130,957	60,286	93%
Bingo	72,787	18,197	-	-	N.A.
Poker	189,466	90,872	60,787	43,341	64%
Sports betting	793,863	317,084	264,789	149,121	75%
Total online gaming	1,490,400	627,973	456,533	252,747	81%

Source: H2 Gambling Capital, onshore revenue only, as of December 31, 2021

Panama

Panama’s gaming market includes land-based and online casino and online sports betting. Codere offers Online Sport Betting in Panama since 2017. The current online product offering in this market is limited to sports betting (pre-match and live). Codere Online had approximately 830, 240 and 310 average monthly active players in this market in 2021, 2020 and 2019, respectively.

Online gaming was first authorized in 2002 and was initially limited to foreign-facing websites, which are barred from serving Panamanian citizens. The Panamanian regulator is the Panama Gambling Control Board. Resolution No. 236 dated March 21, 2016, allows land-based operators to capture wagering on international sports events through the Internet from retail registered customers, provided that a previous authorization is granted by the Panama Gaming Control Board. Resolution No. 11 dated March 6, 2020 provided for the issuance of standalone online gaming licenses (allowing for both casino and sports betting). In May 2021, ALTA, a subsidiary within the Codere Group, was awarded the ALTA License for a 20-year term to conduct online gaming operations in Panama starting on December 1, 2021, subject to compliance with certain requirements. As described under Item 7.B. “Related Party Transactions—Material Agreements—Panama Restructuring Agreements”, Codere Online may request the transfer of the ALTA License from ALTA to Codere Online, but such transfer is subject to the authorization from the Panama Gambling Control Board. Until the ALTA License is transferred to Codere Online, Codere Online will operate the ALTA License under the agreement that Codere Online Panama and ALTA entered into on December 1, 2021.

To Codere Online’s knowledge, there are at least two other licensed online gaming operators in Panama: Betcris and Caliente.

The following table sets forth the development of online gaming in Panama in terms of gross gaming revenue and CAGR for the 2017–2021 period:

	Year ended December 31,					CAGR %
	2021	2020	2019	2018	2017	(2017 to 2021)
	(In millions of USD)
Casino	16.9	5.2	4.0	3.9	3.7	46%
Casino (excl. Bingo and Poker)	13.6	4.2	3.2	3.1	2.9	47%
Bingo	2.5	0.8	0.6	0.6	0.5	46%
Poker	0.8	0.3	0.2	0.2	0.2	43%
Sports betting	15.8	7.0	7.4	7.2	6.5	25%
Total online gaming	32.7	12.2	11.4	11.1	10.1	34%

Source: H2 Gambling Capital, offshore (2017 – 2020) and onshore (2021) revenue, as of December 31, 2021

Argentina

Argentina is one of the largest gaming markets in Latin America. The gaming industry in Argentina consists of lotteries, gaming halls and horse racetracks. In October 2020, Codere Online was the first online operator to receive regulatory approval from the City of Buenos Aires’ regulator for its proposed platform implementation program, which was a first step towards being awarded a full online betting and casino license in the City of Buenos Aires, as described below.

In Argentina, gaming is regulated at the provincial rather than federal level. A few provinces, including Buenos Aires, Santa Fe, Córdoba, Santa Cruz, Neuquén, Chubut, San Luis, La Pampa, Misiones, Corrientes, Entre Ríos, Río Negro and Tucumán, have issued online gaming regulation. There are increasing initiatives from the State Lotteries and Casinos Association (ALEA) to issue federal regulation based on European models.

Online legislation in the City of Buenos Aires was enacted in 2018, and the regulator and exclusive holder of the rights to exploit online gaming within the City of Buenos Aires is Lotería de Buenos Aires (LOTBA). LOTBA launched a process in 2020 to grant permits to distribute and commercialize online gaming within the City of Buenos Aires. In March 2021, LOTBA granted the Buenos Aires License to Iberargen S.A., a subsidiary within the Codere Group, for a period of five (5) years and, in December 2021, authorized Iberargen, S.A. to operate in the City of Buenos Aires thereunder. Pursuant to the Business Combination Agreement and the Argentina Restructuring Agreement, the Codere Group will seek to transfer the Buenos Aires License granted to Iberargen S.A. to Codere Online, but such transfer may not be effected if LOTBA fails to grant the required authorization. Pending LOTBA’s approval of such transfer, Iberargen, S.A. has agreed to exploit such license pursuant to the instructions of the relevant Codere Online group entity, and any resulting expenses and income will be assigned to such entity. If, however, LOTBA finally rejects the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to the relevant Codere Online group entity during the term of the Buenos Aires License, Iberargen, S.A. and the relevant entity of the Codere Online group will enter into a Temporary Union Contract (contrato de union transitoria) and exploit the license thereunder, with the Codere Online entity receiving 99.00% of any distributed profits. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements” for additional information.

Codere Online is not aware of reliable publicly available data regarding the online gaming activity in the City of Buenos Aires (Argentina).

Intellectual Property

Codere Online does not currently own any material registered intellectual property. Codere Online’s intellectual property portfolio consists substantially of licensed intellectual property, including the “Codere” trademarks licensed pursuant to the Relationship and License Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” Pursuant to such agreement, Codere Newco has granted Codere Online, subject to certain limitations and exemptions, an exclusive, sublicenseable and non-transferable license to use certain “Codere” trademarks (and other trademarks related to Codere Online’s business) and domain names. In addition, pursuant to the Sponsorship and Services Agreement, Codere Online became the licensee of certain rights, marks, names, images, designations, anthems, photographs and brands set forth under the RM Sponsorship Agreement, as well as the licensee or assignee, as applicable, of new sponsorship rights under sponsorship agreements entered into by Codere Newco and certain of its affiliates as negotiated and agreed between SEJO and Codere Newco from time to time (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”). Furthermore, Codere Newco is the licensee of certain additional intellectual property under the Platform and Technology Services Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

Codere Online licenses certain third-party intellectual property (such as games) under licenses and service agreements with those third parties, including through agreements with gaming content creators and service providers. Although Codere Online believes the licenses under the Relationship and License Agreement, the Sponsorship and Services Agreement, the Platform and Technology Services Agreement and these third-party agreements will be sufficient for the operation of Codere Online’s business in the foreseeable future, these licenses limit the use of the licensed intellectual property in specific manners and for specific time periods and Codere Online relies entirely on such rights granted by third parties or affiliates to operate its business. Codere Online may also rely in part on the counterparties to the Relationship and License Agreement, the Sponsorship and Services Agreement, the Platform and Technology Services Agreement and such other third-party agreements to appropriately register, protect and defend the licensed intellectual property.

Codere Online’s online gaming offering consists of a combination of licensed content from leading suppliers in the industry. Third-party content is subject to standard revenue-sharing agreements specific to each supplier, whereby the supplier receives a percentage of the gaming revenue generated from the games played on Codere Online’s platform. In exchange, Codere Online receives a limited license to offer the games on its platform to users in jurisdictions where use is approved by the regulatory authorities.

Government Regulation

Codere Online is subject to various laws and regulations. For summary information on certain laws and regulations affecting Codere Online’s business, see “—Regulation Applicable to Codere Online’s Business.”

Compliance

Codere Online has an internal compliance program designed to ensure that it complies with legal and regulatory requirements, including with regard to money laundering prevention in connection with its online casino and online sports betting activities. Additionally, Codere Online employs various methods and tools across its operations such as geolocation blocking, which restricts access based upon the user’s geographical location determined through a series of data points such as mobile devices and Wi-Fi networks; age verification to ensure its users are old enough to participate; routine monitoring of user activity; and risk-based user due diligence to ensure the funds used by its users are legitimately derived. Codere Online has a zero-tolerance approach to fraud and collusion.

In accordance with anti-money laundering laws and regulations, Codere Online adopts and implements control policies and procedures that comply with the applicable regulations and reports suspicious transactions to the applicable regulatory authorities.

Anti-money laundering, corruption and bribery are among the risks Codere Online faces in the course of its activity. With the aim of combatting and preventing this problem, in addition to the policies adopted at a Codere Group level, Parent has recently adopted the “Codere Online Group Anti-corruption Policy,” which is accessible through Codere Online’s corporate website. The reference to Parent’s website address in this annual report does not include or incorporate by reference the information on Parent’s website into this annual report.

Codere Online’s platform has been built from the ground up to meet the needs of differing regulatory regimes, including configurable regulatory and responsible gaming controls such as responsible gaming tests, operator alerts on player behavior, deposit limits, betting limits, loss limits, session limits, reality checks, balance thresholds and intended gaming amounts. These features allow the operators’ customers control of their gaming to allow them to play responsibly.

Responsible and Safer Gaming

Codere Online views the safety and welfare of its users as critical to its business. Codere Online is committed to industry-leading responsible gaming practices and seeks to provide its users with the resources and services they need to play responsibly. These practices, resources and services include deposit limits, voluntary restrictions on access and use of certain offerings, temporary self-exclusion and cooling-off periods, voluntary permanent exclusion from Codere Online’s offerings and applications and data science technology, which is able to flag any suspicious or abnormal betting activity. Codere Online prominently promotes its responsible gaming tools, resources and initiatives on its websites and mobile applications, which are supported by an established and flexible technology platform. Codere Online also maintains a self-excluded user list, which prohibits self-identified users from placing bets or participating in real-money gaming and have embedded the software to limit or restrict the amount individual users spend. Codere Online also trains its frontline personnel to identify signs of problematic gaming, ensuring that it is not only utilizing data and technology but also its human resources.

In Spain, members of the gaming sector (representing approximately 70% of gaming activity sector-wide) founded Cejuego, Spain’s leading gaming trade association, with the aim of providing additional information about the industry and its customers to the public and confront existing perceptions with real data and facts. The Codere Group has been a member of Cejuego since 2018 and keeps a constant dialogue with key interest groups. Additionally, in 2019, Codere Online joined Jdigital, the Spanish Association for Digital Gaming, reinforcing its commitment to responsible gaming and to developing its business in a way that minimizes the social impact of its entertainment offerings through the implementation of best practices, transparency and collaboration with regulators.

Codere Online’s commitments to responsible gaming are based on four main principles: transparency, education, information and self-exclusion. To these ends, the Codere Group, together with Codere Online, has established and continues to develop responsible gaming programs in accordance with its Corporate Social Responsibility Policy. The Codere Group is currently developing specific programs centered around cooperation with communities, associations and non-profit organizations, through donations, volunteer programs and trainings.

Competition

In the online casino and online sports betting space, which is vast and rapidly expanding, Codere Online considers any company competing for the time and disposable income of customers within the markets in which it operates to be a competitor, including retail casino and sports betting companies. In addition, there are several gaming companies in Spain, Italy and Latin America that currently provide online casino, online sports betting, or both, including, but not limited to, 888, Bet365, Betcris, Caliente, Entain, Flutter, Lottomatica, Rush Street, Snaitech, Sportium and William Hill.

Codere Online believes the principal competitive factors in the business include reliability, brand recognition, product offering, the ability to acquire and retain users, regulatory compliance, market access, customer service and innovation.

Agreements with the Codere Group

Codere Online has entered into several agreements with other members of the Codere Group, including the Sponsorship and Services Agreement, the Relationship and License Agreement, the AenP Agreement, the Platform and Technology Services Agreement and the Restructuring Agreements. For information on the main terms of such agreements, see Item 7.B. “Related Party Transactions.” Codere Online believes that its relationship with the Codere Group will be beneficial to Codere Online and in furtherance of its goal to maximize value for its stake holders.

Employees

See Item 6.D. “Employees.”

Legal Proceedings

From time to time, Codere Online may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Codere Online may be and in some cases has been subject to claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings involving areas such as online gambling regulation, intellectual property, consumer protection, privacy, data protection, labor and employment, immigration, import and export practices, product labeling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-fraud, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions, related civil and criminal litigation and other matters.

For example, on September 24, 2021, CDON received a notification of a sanctions proceeding initiated by the DGOJ in connection with a serious (“grave”) infringement of gaming regulations for the failure to prevent the online gaming activities of at least one individual who was listed in the Spanish general register of gaming access bans. On October 7, 2021, Codere Online paid approximately €92 thousand in penalties. For additional information on this and other sanctions and regulatory proceedings in Spain and other jurisdictions, see Item 3.D. “Risk Factors—Risks Related to Codere Online—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes” and “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

Additionally, CDON and its legal representative received notices of criminal charges for fraud before the Juzgado de Instrucción nº 1 of San Sebastián in Spain in May 2021 and before the Juzgado de Primera Instancia e Instrucción nº 3 of Collado Villalba (Madrid) in Spain in August 2021 (collectively, the “Fraud Complaints”). The Fraud Complaints involve third parties who allegedly committed identity theft and opened Codere player accounts under false identities which were ultimately used to commit fraud for an amount of €1,200 and €140, respectively. CDON’s legal representative appeared for a preliminary hearing in connection with the San Sebastián Fraud Complaint, and a further hearing, with an additional claimant, was held on October 19, 2021. The investigation phase of the proceeding has been extended until August 2022. The Fraud Complaint in Collado Villalba has been provisionally dismissed.

While it is not currently possible to make a reliable assessment or to quantify the financial impact or predict the outcome or timing of the foregoing proceedings and complaints, they could result in the imposition of civil, administrative and criminal penalties and sanctions on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

The Martínez Sampedro family, which were the controlling shareholders of the Codere Group until April 2016, have brought several administrative, civil, mercantile, and criminal claims against the Codere Group, its directors, or its senior management during the past four years. While none of these claims have been successful so far, there is no guarantee that future claims or claims that are pending adjudication will also be resolved favorably to the Codere Group, its directors, or its senior management. As first reported in the Codere Group’s Earnings Results presentation filed by Parent with the SEC on November 12, 2021, Codere Online was made aware that Masampe S.L., José Antonio Martínez Sampedro, Luis Javier Martínez Sampedro and Encarnación Martínez Sampedro filed a criminal complaint with the Audiencia Nacional (a Spanish federal court) in July 2021 (as amended in September 2021), which was dismissed by the court due to a lack of jurisdiction. The plaintiffs appealed the decision in November 2021, which appeal was subsequently dismissed by the court. On December 21, 2021, the plaintiffs filed a second appeal against the court’s decision to dismiss the appeal, which second appeal was dismissed by the court on February 3, 2022. Based on the information currently available to Codere Online, Codere Online understands that the complaint: (i) makes allegations against certain directors, managers and shareholders of Codere, S.A., and certain of their respective affiliates and related parties for embezzlement and scheming to alter the price of things, including shares of Codere, S.A., breach of information rights, passing abusive resolutions, insolvency offences and unfair administration, and (ii) was amended in September 2021 to extend certain allegations of money laundering, payments to and from tax havens, breach of data protection rules and disclosure of secrets in relation to Codere Group’s online business (which may refer to Codere Online), and certain irregularities in the hiring process of certain of its executives, against Novelly (as defined below), Moshe Edree, M&G Plc and several other related entities. Codere Online and its current and former directors and officers may become involved in litigation, investigations or other proceedings involving the foregoing complaint or any related claims or allegations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Even if these claims are dismissed or otherwise terminated without imposing liability on Codere Online and its current and former directors and officers, defending a lawsuit may result in substantial expense to Codere Online, adversely affect its reputation and divert the attention of management and key personnel, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Except as disclosed above, Codere Online is not currently a party to any legal proceedings the outcome of which, if determined adversely to Codere Online, are believed by it to, either individually or taken together, have a material adverse effect on its business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on Codere Online because of defense and settlement costs, diversion of management resources, and other factors.

Regulation Applicable to Codere Online’s Business

Codere Online is subject to various laws and regulations that affect its ability to operate in the online casino gaming and online sports betting industries. These industries are generally subject to extensive and evolving regulations that could change based on political and social norms and that could be interpreted in ways that could negatively impact Codere Online’s business. The below summary is not intended to be exhaustive or comprehensive and there are other laws and regulations that affect Codere Online’s business.

The gaming industry, which includes online casino gaming and online sports betting, is heavily regulated and in order to continue its operations, Codere Online must maintain licenses and pay gaming taxes or a percentage of revenue in each jurisdiction in which it operates. Codere Online’s business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which it operates. These laws, rules and regulations generally concern the responsibility, financial stability, integrity and character of the owners, managers and persons with material financial interests in gaming operations, along with the integrity and security of Codere Online’s online casino gaming and online sports betting offerings. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Gaming laws are generally based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize state and local tax revenues, as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish stringent procedures to ensure that participants in the gaming industry meet certain standards of character and responsibility. Among other things, gaming laws may require gaming industry participants to, among others:

●	ensure that unsuitable individuals and organizations have no role in gaming operations;

●	establish procedures designed to prevent cheating and fraudulent practices;

●	establish and maintain anti-money laundering practices and procedures;

●	establish and maintain responsible accounting practices and procedures;

●	maintain effective controls over their financial practices, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

●	maintain systems for reliable record keeping;

●	file periodic reports with gaming regulators;

●	establish programs to promote responsible gaming; and

●	enforce minimum age requirements.

Typically, a national or regional regulatory environment is established by statute and underlying regulations and is administered by one or more regulatory agencies which regulate the affairs of owners, managers and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which Codere Online conducts or intends to conduct its business may:

●	adopt rules and regulations under the implementing statutes;

●	interpret and enforce gaming laws and regulations;

●	impose fines and penalties for violations;

●	review the character and fitness of participants in gaming operations and make determinations regarding their suitability or qualification for licensure;

●	grant licenses for participation in gaming operations;

●	collect and review reports and information submitted by participants in gaming operations;

●	review and approve certain transactions, which may include acquisitions or change-of-control transactions of gaming industry participants and securities offerings and debt transactions in which such participants engage; and

●	establish and collect fees and taxes in jurisdictions where applicable.

While Codere Online believes that it is in compliance in all material respects with all applicable online casino gaming and online sports betting laws, licenses and regulatory requirements, Codere Online cannot assure that its activities or the activities of its users will not become the subject of any regulatory, tax or law enforcement investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on Codere Online or its business, results of operations and financial condition.

Licensing and suitability determinations

In order to operate in certain jurisdictions, Codere Online must obtain either a temporary or permanent license or determination of suitability from the responsible authorities. Some of such jurisdictions require operators to operate through retail establishments in order to qualify for an online license. Codere Online seeks to ensure that it obtains all necessary licenses to develop and put forth its offerings in the jurisdictions in which it operates and where its users are located.

Gaming laws require Codere Online, and may require each of its subsidiaries engaged in gaming operations, and certain of its directors, officers and employees and, in some cases, certain of its shareholders to be found suitable by gaming authorities. Licenses and suitability findings require a determination that the applicant is qualified. Where not mandated by statute, rule or regulation, gaming authorities typically have broad discretion in determining who must apply for a license or finding of suitability and whether an applicant qualifies for licensing or should be deemed suitable to conduct operations within a given jurisdiction. When determining to grant a license to an applicant, gaming authorities generally consider: (i) the financial stability, integrity, responsibility and suitability of the applicant and its applicable affiliated entities and individuals (including verification of the applicant’s sources of funding); (ii) the quality and security of the applicant’s online real-money gaming platform, hardware and related software, including the platform’s ability to operate in compliance with local regulation, as applicable; (iii) the applicant’s history; (iv) the applicant’s ability to operate its gaming business in a socially responsible manner; and (v) in certain circumstances, the effect on competition.

Gaming authorities may, subject to certain administrative procedural requirements, (i) deny an application, or limit, condition, revoke or suspend any license issued, or suitability finding made, by them; (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action; (iii) demand that named individuals or shareholders be disassociated from a gaming business; and (iv) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties.

Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) failure to comply with any material term or condition of the gaming license; (iii) declaration of, or otherwise engaging in, certain bankruptcy, insolvency, winding-up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable anti-money laundering or terrorist financing laws or regulations; (vi) failure to meet commitments to users, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee. For example, in Mexico, the LIFO License could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew its licenses in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco or the parent company of the Codere Group from time to time, as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well.

As noted above, in addition to Codere Online and its direct and indirect holding companies and subsidiaries, gaming authorities generally also have the right to investigate individuals or entities having a material relationship to, or material involvement with, Codere Online or any of its affiliates, to determine whether such individual or entity is suitable as a business associate. Specifically, as part of Codere Online’s obtaining online casino gaming and online sports betting licenses, certain of Codere Online’s officers, directors, and employees and in some cases, certain of its shareholders (typically, beneficial owners of more than 5% of a company’s outstanding equity, with most jurisdictions providing that “institutional investors” (as defined by a particular jurisdiction) can seek a waiver of these requirements) may be required to file applications with the gaming authorities and may be required to be found suitable in certain jurisdictions. Qualification and suitability determinations generally require the submission of extensive and detailed personal and financial disclosures followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes with respect to the individuals who occupy licensed positions must be reported to gaming authorities and in addition to the authority to deny an application for licensure, qualification, or a finding of suitability, gaming authorities have jurisdiction to disapprove a change in a corporate position. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a gaming authority, Codere Online may deem it necessary, or be required, to sever its relationship with such person.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised that it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Furthermore, Codere Online may be subject to disciplinary action or its licenses may be in peril if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with Codere Online or any of its subsidiaries, Codere Online: (i) pays that person any dividend or interest upon its voting securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pays remuneration in any form to that person for services rendered or otherwise; or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish its voting securities.

Data protection and privacy

Because Codere Online handles, collects, stores, receives, transmits and otherwise processes certain personal information of its users and employees, Codere Online is also subject to national and international laws related to the privacy and protection of such data. The collection and use of personal data is governed by privacy laws and regulations enacted in various jurisdictions in which Codere Online operates. Privacy regulations continue to evolve in each of the markets served by Codere Online. Nevertheless, Codere Online focuses its efforts and vision on constantly adapting to the different jurisdictions and regulatory environments where it operates, even though these may differ from one another.

Gambling and Gaming Regulation by Country

Spain

Codere Online operates online gaming in Spain pursuant to the following online licenses granted by the DGOJ, the Spanish gaming regulator, to CDON: (A) three (3) general licenses for a ten (10) year term which were recently extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (granted until July 30, 2025), (ii) roulette (recently extended until June 22, 2025), (iii) black jack (recently extended until June 22, 2025), (iv) sports betting (granted until April 28, 2025), (v) horse betting (granted until April 28, 2024), and (vi) other bets (granted until April 28, 2025) (collectively, the “CDON Licenses”).

Online gambling and other gaming activities are regulated along with other forms of gambling by the Spanish Gaming Law. Royal Decree 1614/2011, of November 14, implementing the Spanish Gaming Law, in relation to gambling licenses, permits and registers in order to facilitate access by the various operators to the activities covered by the Law also includes the procedure to obtain the authorization of reserved gambling activities. General licenses are granted after the corresponding public tender process and have a duration of ten (10) years, renewable for an identical period, unless they are specifically limited. The operation of each type of gambling included in the scope of each general license requires the granting of a specific operating license, regulated by Article 11 of the Law.

Title IV of the Spanish Gaming Law establishes the minimum technical requirements established by the National Gambling Commission that must be met by the technical equipment in terms of sufficient authentication mechanisms to guarantee, inter alia, the following:

●	Confidentiality and integrity in communications.

●	The identity of the participants, in the case of gambling using telematic and interactive means, as well as the verification, in the terms established by law, that they are not included in the Register provided for in Article 22.1 .b) of this Law.

●	The authenticity and calculation of the bets.

●	The control of their correct operation.

●	Compliance with the subjective prohibitions regulated by Article 6 of this Law.

●	Access to the components of the computer system exclusively by authorized personnel or by the National Gambling Commission itself, under the conditions that it may establish.

Royal Decree 1613/2011, of November 14, implementing the Spanish Gaming Law, provides the regulation of gambling in relation to the technical requirements of gambling activities, regulating the requirements of gambling activities carried out through websites.

●	In order to market and carry out gambling activities through websites within the scope of the Spanish Gaming Law, operators must create a specific website under the «.es» domain name to which all connections made from Spain or made with a Spanish user account should be directed.

●	The operator must establish the systems, mechanisms or agreements that guarantee that all gambling activities carried out from Spain or using a Spanish user account are handled from the operator’s website under the «.es» domain name. In particular, the operator must guarantee that all connections made from Spain or by participants with Spanish user accounts and that were initially directed to websites under a domain other than the “.es,” domain which are owned or controlled by the operator, its parent or its subsidiaries, are redirected to the operator’s specific website under the «.es» domain.

●	The operator shall notify the National Gambling Commission of the domain name and the relevant information and data on the website that it uses to carry on its activity, as well as any changes therein.

●	Where it deems necessary for the protection of the public interest and of minors, the National Gambling Commission may establish that certain types of gambling be marketed and carried out from an exclusive website created for this purpose by the operator.

The Spanish Gaming Law has a decisive impact on sector legislation on advertising, protection of personal data and electronic commerce. These three disciplines include obligations related to the duties of online games, regulated by General Advertising Law 34/1988, of November 11, and Regulation (EU) 2016/679 of the European Parliament and of The Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data; Organic Law 3/2018, of December 5, of Protection of Personal Data and guarantee of Digital Rights; and Law 34/2002, of July 11, on Services of the Information Society and Electronic Commerce. These measures provide, among others, that betting advertising will only be allowed between 1:00 am and 5:00 a.m. and advertisers using social networks may only broadcast adverts to their followers.

The Spanish Cabinet approved Royal Decree-Law 11/2020, of March 31, whereby urgent supplementary social and economic measures were adopted to respond to the coronavirus health crisis that led to the declaration of the state of emergency by Royal Decree 463/2020, of March 14. The new measures introduced by this Royal Decree included the updating of consumer protection measures in the context of the exceptional events caused by the COVID-19 pandemic. It was also essential to establish certain limitations within the framework of gambling regulations.

Therefore, to avoid an increase in online gambling consumption (in particular, casino, bingo and poker games), which can lead to compulsive or even pathological consumption behaviors (especially to protect minors, young adults or people with gambling disorders at a time of greater exposure), restrictions were placed on commercial communications made by gambling operators with a nationwide reach, including entities designated for the marketing of lottery games. However, this particular measure was ultimately repealed by final provision 5.2 of Law 2/2021, of March 29.

Title VII of the Spanish Gaming Law determines the tax regime applicable to gambling activities in compliance with the provisions of the Additional Provision Twenty of Law 56/2007, of December 28, on measures to promote the information society, the applicable tax rate being:

●	State-run lotteries and games: 22% on the tax base.

●	Parimutuel sports betting, straight sports betting and sports betting exchange; parimutuel horse betting, straight horse betting and horse betting exchange; and other parimutuel betting, straight betting and betting exchange: 20% on the tax base.

●	Raffles: 20% on the tax base, unless they are declared to be of public utility or for charity and are therefore taxed at 5% on the tax base.

●	Contests and other games: 20% on the tax base.

●	Random number combinations for advertising or promotional purposes: 10% on the tax base.

General State Budget Law 6/2018, of July 3, for 2018, introduced a regulatory change in terms of tax benefits by reducing by 50% the tax rates on gambling, included in the Spanish Gaming Law. The objective of this reduction is to transfer tax benefits to the Autonomous Cities of Ceuta and Melilla that are collected in other taxes for them. Since then, both Autonomous Cities have seen a reduction in the tax for online gambling operators, leaving gambling tax at 10%. To qualify for this regime, a company is required to be registered in Ceuta or Melilla and 50% of the employees have to be registered in these territories.

Mexico

Codere Online operates online gaming in Mexico pursuant to license 2768 granted to LIFO in May 1990, which was renewed for a period of 12 years under Official Letter DGJS/1018/2015, expiring on May 10, 2027, which allows for the operation of 18 retail locations in Mexico and online gaming. By virtue of Official Letter No. DGJS/234/2019, dated March 14, 2019 the Ministry of Interior authorizes Codere Online to operate online gaming through the website: www.codere.mx (the “LIFO License”).

Mexico lacks a federal provision for online gambling, and the subsector is regulated under the Federal Law on Games and Drawings, of December 31, 1947 (the “Gaming Law”). The Gaming Law establishes that the Federal Executive, through the Ministry of the Interior, is responsible for the regulation, authorization, control and oversight of gambling and betting of any kind, including draws, with the exception of the National Lottery, which is governed by its own law.

On October 23, 2013, the Regulations for the Federal Law of Games and Draws were published in the Mexican Official State Gazette, in which the main technical requirements for the gambling and gaming activities on the internet were determined, among others:

●	Article 85 - The establishments shall be able to receive wagers via the internet, by telephone or electronically. For that purpose, they shall establish a system of internal control for the transactions that are made through any of these channels, including a written description of the procedures and regulations to ensure inviolability and prevent the manipulation of wager systems. Said system shall have a record of at least: (i) the number of the account and the identity of the player, and (ii) the date, time, number of transaction, wagered amount and requested selection. The mechanism for receiving wagers shall be previously approved by the Secretariat of Government.

●	Article 87 - Permit holders shall fulfill the following procedures for issuing the wager tickets: (i) for each accepted wager, a single and original ticket shall be issued, which shall be given to the player, and it must be printed out with a serial number, bar code and a different number for each ticket machine, apart from the date and time of issue, wagered amount, type of wager and selection; (ii) for the wagers made via the internet, by telephone or electronically, no ticket shall be issued but the information of such wager shall be immediately registered in the central wager system after the wager has been paid. Since these wagers are made via the internet or electronically, the participants shall have access, for consulting or printing, to a voucher of their corresponding number of folio or rights. All wagers by telephone shall be recorded in audio records, with the player’s prior consent; (iii) the ticket machines shall operate connected online, in real time, to the central wager system; (iv) when, at the moment of issuing a voucher, there appears an error in the ticket machine, the voucher shall be cancelled in an administrative way; (v) the vouchers shall only be issued in the time and places appointed or authorized in the permit, and the permit holder can issue early vouchers; and (vi) the wager vouchers shall be paid at the moment that they are requested, whether in cash or through other legally accepted means of payment.

Article 20 of the Gaming Law establishes that the Ministry of the Interior may grant permits to operate betting games and prize draws for the following types of business, without making specific reference to online transactions:

●	for the opening and operation of betting exchange at racecourses, greyhound tracks and fronton courts, as well as for the installation of remote betting centers and rooms for drawing numbers or symbols, only to business entities that are duly constituted in accordance with the laws of the United Mexican States;

●	for the opening and operation of betting exchange at fairs, to Mexican legal persons;

●	for the opening and operation of betting exchange at temporarily established horse races or cock fights, to business entities duly constituted in accordance with the laws of the United Mexican States and natural persons; and

●	for the organization of prize draws, to natural and legal persons constituted in accordance with the laws of the United Mexican States.

The latest reform of the Special Tax on Production and Services Law (the “Special Tax Law”) published by the Mexican Official State Gazette (DOF) 12/09/19 establishes that the operation of betting games and draws, regardless of the name given to them, that require permission in accordance with the provisions of the Gaming Law and its implementing Regulations, are taxed at a rate of 30%.

Article 18 of the Special Tax Law establishes that the taxable base will include the total amount of bets made by the players, minus prizes and refunds obtained by the players (refunds prior to the betting event). A 30% tax rate will be applicable on the taxable base.

According to the Special Tax Law, the resulting amount may be reduced by:

●	the total taxes paid according to the Gaming Law; and

●	up to 20% of the amount paid to the Mexican gaming authority in order to undertake a betting activity.

Finally, local gaming taxes may apply depending on each municipality and ranging from 6% to 15% tax rate on the gaming revenue of the company, and a 6% withholding on the prizes obtained by the player. In addition, in recent years, many states have established a tax on expenditures to be withheld from all players and ranges from 6% to 16.5% on their recharge (cash in).

Colombia

Codere Online operates online gaming in Colombia pursuant to license C1470, which allows for the operation of online gaming, granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A. for a term of five (5) years and which expires on November 15, 2022 (the “Colombia License”). Codere Online intends to apply for a renewal of the Colombia License at least one month prior to its expiration, in accordance with local law.

Decree Law 4142 of 2011, amended by Decree number 1451 of 2015, founded the Empresa Industrial y Comercial del Estado Administradora del Monopolio Rentístico de los Juegos de Suerte y Azar (“Coljuegos”), whose role is “[…] the exploitation, administration, operation and issuance of regulations of the games that are part of the state monopoly of gaming that by law are not attributed to another entity [...].”

Pursuant to Article 38 of Law 643 of 2001, amended by Article 93 of Law 1753 of 2015, games operated over the internet are understood to be those in which betting and the payment of prizes are carried out by means that do not require the presence of the player, after they have registered on the authorized website or portal, and the mechanics of which are based on the use of a random number generator or the occurrence of real events, the results of which are not controlled by the operator of the game. Additionally, and focusing on the online gambling subsector, pursuant to the law “[…] Novelty games are considered, among others, to be pre-printed lotto, the instant lottery, the online lotto in any of its modalities, sports bets or bets at events and all games operated over the internet, or by any other form of information technology that does not require the presence of the bettor.”

Through resolution number 04 of 2016 and subsequently through resolution number 08 of 2020, Coljuegos approved gaming regulations in relation to novelty games operated over the internet. Those legal persons that are awarded a concession may operate online gaming once they execute the corresponding concession contract and following verification of compliance with the requirements under the gambling regulations and any other parameters as determined by Coljuegos. The operation of other novelty games require authorization from Coljuegos and compliance with the selection processes established in the public procurement general statute.

Article 38 of Law 643 of 2001 provides that the operator must pay an operating fee of 17% of its gross gaming revenue to Coljuegos. When the operator operates novelty games that give the player a return in accordance with the gaming regulations of 83% or more, the minimum rate for the operating rights will be 15% of the gross gaming revenue minus the prizes paid. Notwithstanding, those who operate online games will additionally pay 811 legal monthly minimum wages, which will be settled during the first 20 business days of each year operating year.

Article 93 of Law 1753 of 2015, establishes that internet gambling operators, in addition to paying an operating fee of 17% of gross gaming revenue, must pay COP 559,147,194 (legal tender) in tax at the beginning of each operating year. In addition to this tax, Coljuegos will demand payment by the operator of the so-called “Administration Expenses,” which will be 1% of the operating fee.

Italy

Codere Online operates online gaming in Italy pursuant to Remote Gaming License no. 15411 granted to Codere Scommese S.r.l. on October 7, 2019, which expires on December 31, 2022 (the “Italy License”) and which grants Codere Scommese S.r.l. the right to operate the following online gaming activities:

●	fixed odds and ‘totalizator’ bets on sports events, including simulated ones, including those relating to horse racing, as well as on other events;

●	sports and horse racing betting;

●	national horse racing games;

●	skill games, including card games in tournament and different modes, as well as games of chance at fixed odds;

●	fixed odds bets with direct interaction between players; and

●	bingo

Since the Italy License cannot be renewed or extended, Codere Scommese S.r.l. intends to participate in the next call for tender for a new Remote Gaming License, which is expected to take place during 2022.

According to Italian criminal law, gambling that is not subject to State control is illegal under Article 718 of the Italian Criminal Code, whether organized in a public establishment or a private club. Italian law distinguishes between games of luck and games where the outcome depends on the player’s skill. Sports betting, lotteries, and some other activities fall into the category of legal and regulated gambling activities.

Only the State has the right to authorize gaming and gambling activities pursuant to article 1 of the Italian Legislative Decree of April 14, 1948 no. 496. The Autonomous Administration of State Monopolies (Agenzia delle Dogane e dei Monopoli) (the “ADM”), the entity responsible for regulating gambling activities on a state level, has the power to grant gaming licenses to legal persons through tender processes provided they comply with all requirements and parameters included in the tender offer, as well as with any other applicable laws or regulations. The call for tenders for the online business in Italy was announced in March 2018.

The main reason why the Italian government has adhered to strict rules has been the desire to avoid the possible negative effects associated with the industry. The following amendments liberalized the market in 2006:

●	Legalization of interactive peer-to-peer remote betting on fixed odds (betting exchange);

●	Legalization of real-money remote skill games;

●	Possibility for operators based in any EU and EFTA country and even in an offshore jurisdiction, to apply for an Italian gambling license provided they comply with certain suitability requirements and re-locate their gaming servers to Italy; and

●	New license tender aimed at redesigning and reorganizing the offline network of betting shops and betting corners as well as legalizing online gaming yet strictly under the scope of a remote gaming license to be granted by ADM subject to payment of a one-off license fee of €300,000.

Law No. 77 dated as of June 24, 2009 deals with measures concerning the gaming sector following the Abruzzo Decree. The most relevant provision in the tax scheme is the introduction of an unprecedented profit-based tax regime with a flat 20% rate applying to all new games listed above other than the video lotteries. This provision is of paramount importance as it paves the way to the launch of games that otherwise could have never been offered in Italy given its penalizing turnover-based tax regime which however will continue to apply to sports and horse races betting, bingo, lotteries and skill games (including online poker tournaments that will thus continue to be taxed at 3% of the total tournament buy-ins sold by the operator).

Panama

Codere Online operates online gaming in Panama pursuant to Resolution No. 921 of September 21, 2017 which authorizes HIPA to operate online sports betting by virtue of Contract No. 1 of April 16, 2018 (under which it was awarded 5 licenses for a five (5) year term, renewable for another five (5) years) and Contract No. 193 of 4 October 4, 2005 (under which it was awarded 51 licenses for a twenty (20) year term) (the “HIPA License”). In addition, ALTA was awarded a standalone online gaming license, under which ALTA is authorized to conduct online gaming operations in Panama for a twenty (20) year term starting on December 1, 2021, subject to compliance with certain requirements pursuant to the Regulation (the “ALTA License”). As described under Item 7.B. “Related Party Transactions—Material Agreements—Panama Restructuring Agreements”, Codere Online may request the transfer of the ALTA License from ALTA to Codere Online, but such transfer is subject to the authorization from the Panama Gambling Control Board. While the ALTA License is held by ALTA, Codere Online will operate the ALTA License under the agreement that Codere Online Panama and ALTA entered into on December 1, 2021.

Law Decree No. 2 of February 10, 1998 (the “Law Decree”), is the legal framework which regulates gaming and gambling activities in Panama. The Gaming Control Board, in representation of the Panama State, assumes the operation of gambling activities and betting activities, for the exclusive benefit of the Panama State. This operation may be exercised directly or through third parties.

Hence, gambling and betting activities that take place in Panama must be authorized, regulated and supervised according to the dispositions of the Law Decree, including gaming and gambling activities and betting activities which take place abroad, by electronic means or other means of remote communication.

In 2002, The Gambling Control Board Plenary, in exercise of its legal powers, issued the regulations governing the licenses of electronic gambling activities which was recently modified by Resolution No. 11 of March 6, 2020 (the “Resolution”). The Resolution regulates the operation of gambling activities through internet and establishes the procedures and requirements to be fulfilled by all individuals and corporations interested in obtaining a license to operate online gaming platforms. This Resolution expressly excludes from the definition of gambling activities racehorses, lottery, and amateur matches in which Panamanian nationals participate.

Under national law, and individual or corporation may be awarded a maximum of five (5) licenses. Licenses may be granted for a maximum term of twenty (20) years. This license award is always at the discretion of the Gaming Control Board. If the Gaming Control Board authorizes a concession agreement, a one-time fee of fifty thousand balboas (50,000 PAB) must be paid to the Panama State for each gaming license that is awarded, upon the ratification by the National General Controller. Furthermore, during the period established in the concession agreement, the licensee must: (i) pay to Gambling Control Board ten percent (10%) of its gross gaming revenue (to be paid monthly), (ii) grant a compliance guarantee and a prize payment guarantee, and (iii) comply with the terms and conditions of the concession agreement, the Resolution, the Law Decree and any applicable Panamanian legislation, such as:

-	Law No. 27 of March 24, 2015 and the Executive Decree No. 264 of June 17, 2015, that establish a 5.5% gambling tax, which the licensee, as collector agent, should charge to each payment ticket or coupon, tokens and other documents that have a payment obligation due to gambling activities, betting activities and any other gaming and gambling activity authorized by the Panama State;

-	Law No. 23 of April 27, 2015 on prevention of money laundering and the funding of terrorism and the financing of the proliferation of weapons of mass destruction. Therefore, a licensee operating gambling activities, betting activities and any other gaming activity authorized by the Panama State is also regulated and supervised by the Superintendence of Supervision and Regulation of Non-Financial Subjects; and

-	Law No. 81 of March 26, on data privacy.

Before standalone online licenses, such as the ALTA License, were authorized pursuant to the Resolution, some operators, such as HIPA, were authorized to operate online sports betting pursuant to a license that allowed the licensee to operate land-based betting agencies under Resolution No. 43 of October 24, 2016 which modified the Resolution No. 77 of September 4, 1999, provided that (i) the client previously registered through land-based betting agencies, and (ii) the operator obtained prior authorization from the Gaming Control Board.

A sports betting operator must pay the Gaming Control Board the following monthly fees: (i) 2% on prizes paid, (ii) 0.25% on amounts wagered of international sport betting, and (iii) 0.5% on amounts wagered of international greyhound racings.

Argentina

In Argentina, gaming is mainly regulated at the provincial level. Each province has the exclusive power to exploit, organize, manage, operate, control, monitor, and regulate all forms of gaming, and to establish the conditions to operate in the gaming sector. The power to grant licenses and authorizations for gaming activities is vested on each province. However, gaming activities may be subject to both provincial and federal taxes.

Article 50 of the Constitution of the City of Buenos Aires, provides that the City of Buenos Aires has the exclusive right to exploit and commercialize gambling. The City of Buenos Aires cannot delegate its power to exploit online gaming to third parties. It can only grant permits to authorize private companies to distribute and commercialize online gaming. Law N°538 authorizes the Executive Power of the City of Buenos Aires to create and regulate games approved by the City of Buenos Aires Legislature.

In May 2019, the City of Buenos Aires issued resolution RESDI-2018-321-LOTBA (the “Regulation”) approving setting forth the regulatory framework applying to online gaming activities within the City of Buenos Aires. The Regulation was later approved by the City of Buenos Aires Legislature. The regulator of the gambling activity in the City of Buenos Aires is the state owned company Lotería de la Ciudad de Buenos Aires S.E. (“LOTBA”). The Regulation provides that LOTBA may grant permits to third parties for the commercialization and distribution of online gambling. Such permits may be granted for a term of up to five (5) years, renewable for another five (5) years. The holder of such permit shall pay 10% of the gross gaming revenue (“GGR”) to the City of Buenos Aires through LOTBA.

The process to award permits was launched in February 2020 following the approval of resolution RESDI 15/LOTBA/20 (subsequently amended by RESDI/71/LOTBA/20) that provides the legal requirements that must be fulfilled by the applicants in order to obtain a permit.

In 2020, Iberargen S.A. submitted an application for a permit and complied with all the requirements requested by LOTBA. On March 12, 2021, LOTBA granted the permit to Iberargen S.A. under code DI-2021-238-GCABA-LOTBA (the “Buenos Aires License”) for a period of five (5) years and, in December 2021, authorized Iberargen, S.A. to operate in the City of Buenos Aires thereunder.

In addition, gambling in the City of Buenos Aires is subject to a tax on the gross revenue (defined as GGR minus the 10% tax payable to LOTBA) of 6.0%. Law 27.591, as amended on 2021, created a new federal tax applying to online gambling. The tax rate is 2.5% and up to 15% of the net customer deposits, depending on whether the operator is a local company having investments in the gaming sector in Argentina or not. Enforcement of Law 27.591 is subject the issuance of implementing regulations by the federal tax authorities.

Malta

Codere Online holds business-to-consumer (“B2C”) and business-to-business (“B2B”) Maltese gaming licenses, but it does not currently offer online casino and sports betting to customers located in Malta. Codere Online Operator Limited’s (“ONOL”) B2C license was issued on April 15, 2019 and is valid for a period of ten (10) years (the “B2C License”). ONOL requested a voluntary suspension of the B2C License and is in the process of requesting a definitive surrender of such license.

Codere Online Management Services Limited (“OMSE”) was issued a B2B gaming license on April 15, 2019 for a ten (10) year term (the “B2B License”). Codere Online is authorized to provide Type 1 (Casino) and Type 2 (Fixed Odds Betting) B2B gaming services via OMSE’s B2B License.

Regulation 3 of the Gaming Authorisations Regulations (Subsidiary Legislation 583.05 of the Laws of Malta), provides that “no person shall provide or carry out a gaming service or provide a critical gaming supply from Malta or to any person in Malta, or through a Maltese legal entity, except when in possession of a valid licence […]”, without prejudice to any exemptions provided in applicable law.

Regulation 3 (2) of the Gaming Authorisations Regulations provides that “no person shall offer a licensable game, whether as part of a gaming service, critical gaming supply or otherwise, unless such game is approved or otherwise recognised” by the Maltese Gaming Authority’s (“MGA”). A licensable game is “a game which is not an exempt game”. Generally, without prejudice to ad hoc exemptions as may be applicable, games which are licensable are games of chance and controlled skill games.

The authority responsible for, inter alia, the regulation, supervision and enforcement of the Gaming Act and all subsidiary legislation falling under the remit of the same is the MGA. The MGA is considered to be the primary point of contact for regulatory reporting by licensees, with the latter obliged, in terms of numerous Regulations and Directives (such as Directive 3 of 2018), to notify, seek prior approval and inform the MGA of events and changes across multiple aspects of each licensed business, including but not limited to, a change in delivery channel of a gaming service and changes to approved technical set up.

Any person in possession of a license issued by the MGA shall pay the MGA the appropriate fees in relation to the type of license awarded. As operator of the B2C License, ONOL is due to pay (a) a license fee composed of a fixed annual license fee and a variable component known as the compliance contribution and (b) gaming tax. The variable component within the compliance contribution and the calculation method has been established by the MGA in Directive 4 of 2018 – Directive on the Calculation of Compliance Contribution. The compliance contribution is a variable percentage charged on tranches of gaming revenue generated in a particular game type.

As operator of the B2B License, OMSE is due to pay a variable annual license fee. The variable annual fee for the B2B License ranges from €25,000 to €35,000, depending on the company’s annual revenue.

Gaming tax is set at 5% on gaming revenue generated from Malta based players. Accordingly, taxability is determined by whether the player is established, has his permanent address and/or usually resides in Malta. In light of ONOL’s voluntary suspension of the B2C License, ONOL’s obligation to pay the compliance contribution and gaming tax, as applicable, was suspended from the date the suspension was approved by the MGA.

C.	Organizational Structure

Parent is a holding company with the following subsidiaries in the United States, Spain, Italy, Israel, Malta, Panama, Colombia, Mexico and Gibraltar as of December 31, 2021. In addition, Parent’s subsidiary in Argentina is in the process of being duly registered in Argentina.

Name of Subsidiary	Ownership Interest		Jurisdiction of Organization
Asociación en Participación(1)	99.99	%(1)	Mexico(1)
Codere (Gibraltar) Marketing Services Limited	100%		Gibraltar
Codere Israel Marketing Support Services Limited	100%		Israel
Codere Online Argentina S.A.(2)	95	%(2)	Argentina(2)
Codere Online Colombia S.A.S.	100%		Colombia
Codere Online Management Services Limited	100%		Malta
Codere Online Operator Limited	100%		Malta
Codere Online Panama S.A.	100%		Panama
Codere Online U.S. Corp.	100%		Delaware
Codere Online, S.A.U.	100%		Spain
Codere Scommese S.r.l.	100%		Italy
Servicios de Juego Online S.A.U.	100%		Spain

(1)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”.
(2)	Currently in the process of being duly registered in Argentina. See Item 7.B. “Related Party Transactions—Material Agreements—Argentina Restructuring Agreement.”

D.	Property, Plants and Equipment

Codere Online leases from Codere Newco a portion of the space within the offices of the Codere Group headquarters located at Avenida de Bruselas, 26 in Alcobendas (Madrid, Spain). Codere Online also has the right to use certain office space and equipment within the Codere Group headquarters. Codere Online also leases office spaces in Melilla (Spain), Malta, Gibraltar and Israel from third-parties.

E.	Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

The following discussion and analysis provides information which Codere Online’s management believes is relevant to an assessment and understanding of Codere Online’s results of operations and financial condition. This discussion and analysis should be read together with the Annual Financial Statements that are included elsewhere in this annual report. This discussion and analysis should also be read together with the section “Part I, Item 4, Information on the Company—B. Business Overview.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Risk Factors” or elsewhere in this annual report.

This discussion and analysis contains certain financial measures, in particular the presentation of EBITDA, which are not presented in accordance with IFRS. These non-GAAP financial measures are being presented because they provide Codere Online’s management and readers of this annual report with additional insight into Codere Online’s operational performance relative to historical periods and relative to its competitors. These non-GAAP financial measures are not a substitute for any IFRS financial information. Readers of this annual report should use these non-GAAP financial measures only in conjunction with the comparable IFRS financial measures. Reconciliations of EBITDA to Net Income/(Loss), the most comparable IFRS measure, are provided in this annual report.

Overview

Codere Online is an international online casino gaming and online sports betting group focused on providing its customers with a safe and enjoyable online gaming experience. Codere Online currently operates primarily in Spain, Italy, Mexico, Colombia, Panama and, since December 2021, the City of Buenos Aires (Argentina), where it offers its users the ability to play online casino games and bet on sports events. Codere Online seeks to innovate and expand its product offering on its established and flexible technology platform as it pursues its vision to be the leading online casino gaming and online sports betting operator in Latin America. Codere Online maintains a wide and updated catalogue of online casino games with over 1,300 titles from more than 30 third-party content providers.

As part of the Codere Group, Codere Online expects to leverage the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had nearly 57,000 slots in over 10,000 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2019 and approximately 23,000 slots and 6,600 retail venues as of December 31, 2020 and approximately 43,000 slots and 9,700 retail venues as of December 31, 2021, as a result of COVID-19 temporary closings.

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. As of January 31, 2022, Codere Online had approximately 210 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina, Israel, Malta and Gibraltar. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team and an established and flexible technology platform, and due to other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online seeks to expand into other markets in Latin America (many of which are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to pursue options to access the large Hispanic market in the United States (an estimated 60 million people as of 2019, according to the U.S. Census Bureau) in the future.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 8% in each of such markets in terms of net gaming revenue as of December 31, 2021. Codere Online estimates that it had the second largest market share in both Mexico and Panama online gaming markets in terms of net gaming revenue. Codere Online’s management believes that current market shares have been adversely affected by the financial constraints faced by the Codere Group and are not fully reflective of Codere Online’s potential. In the future, Codere Online expects to use a substantial part of the proceeds of the Business Combination, which was consummated in November 2021, to fund customer acquisition costs. Such proceeds, paired with the fact that Codere Online’s marketing spend is currently estimated to be below market leaders in Spain and Mexico and the other competitive advantages detailed herein, are expected to serve as a foundation for its plan to seek a rapid acquisition of customers and market share growth in Spain, Mexico and our other markets.

In the City of Buenos Aires, Iberargen S.A., a subsidiary within the Codere Group, started operating in December 2021 and was the first operator to receive approval for its platform implementation program in October 2020 by the City of Buenos Aires’ regulator, LOTBA (Lotería de Buenos Aires). In addition, Codere Online expects to benefit from the Codere Group’s leading retail presence in the Province of Buenos Aires, where it operates 13 bingo halls and has approximately a 40% market share (based on gross gaming revenue according to Codere Online’s estimates as of December 31, 2021).

For the twelve months ended December 31, 2021, Codere Online’s revenues grew to €80.3 million compared to €70.5 million for the twelve months ended December 31, 2020, mainly due to strong revenue trends in Spain, despite regulatory headwinds, and substantial growth achieved across Latin America on the back of a significant increase in average monthly active players, partially due to the impact from the COVID-19 pandemic on sporting events (i.e. cancellation of events) during the second quarter of 2020. Codere Online’s revenues grew to €70.5 million for the year ended December 31, 2020 from €61.6 million for the year ended December 31, 2019 driven mainly by substantial growth of online casino wagering in Spain and Mexico, partially offset by a decrease in online sports betting activity, which was negatively impacted by the cancellation or postponement of sporting events as a result of the COVID-19 pandemic.

Key Factors Affecting Year-over-Year Comparability

On June 4, 2021, Parent was incorporated and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Parent’s only activities until then were organizational activities and those necessary to prepare for the Business Combination. On November 29 and November 30, 2021, the Exchange and the Merger were completed, respectively, and the Business Combination was consummated. As a result of the foregoing, SEJO and DD3 became direct wholly-owned subsidiaries of Parent. The Business Combination resulted in gross proceeds of approximately $116 million to Codere Online, or approximately $103 million net of transaction fees and expenses. As a result of the Business Combination, Codere Online became a public company listed on the Nasdaq and has incurred costs that are necessary and customary for its operations as a public company, which has contributed to, and is expected to continue to contribute to, higher general and administrative costs.

As Parent was incorporated on June 4, 2021, the Exchange was consummated on November 29, 2021 and the Merger was consummated on November 30, 2021, such events are not accounted for in the audited combined carve-out financial statements of the Codere Online Business as of December 31, 2020 and for the years ended December 31, 2020 and 2019, which also do not account for the accounting impacts of the Closing of the Business Combination.

The financial statements as of and for the year ended December 31, 2021 are consolidated and combined carve-out financial statements. The financial statements as of December 31, 2020 and for the years ended December 31, 2020 and 2019 are combined carve-out financial statements. For additional information on the preparation of the Annual Financial Statements, see “Preparation of the Annual Financial Statements.”

Given the significance of the Business Combination, the financial condition and results of operations as of and for the year ended December 31, 2021 may not be directly comparable with Codere Online’s financial condition and results of operations as of and for other financial periods discussed herein or future financial periods. The consolidated and combined carve-out income statement for the year ended December 31, 2021, includes listing and transaction costs related to the Business Combination under other operating expenses. As the Merger was accounted for under IFRS 2, the difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2 and was recorded within the listing and transaction costs line. Additionally, the net transaction costs associated with the Business Combination were also included within this heading, amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Codere Newco. For additional information, see Note 2 to the Annual Financial Statements.

Further, other operating expenses increased substantially in 2021 due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic, returned at, or near to, pre-pandemic levels for the most part of 2021. During 2021, Codere Online expanded its overall streaming service and increased its marketing expenditure, partially with funds resulting from the consummation of the Business Combination. For additional information, see “Results of Operations–Comparison of the year ended December 31, 2021 to the year ended December 31, 2020–Other operating expenses.”

Key Factors Affecting Operating Results

The following factors have affected, and are expected to continue to affect, our business, results of operations, financial condition and prospects:

COVID-19

COVID-19 has significantly impacted the economic conditions around the world. Beyond disruptions in normal business operations, one of the main impacts of the pandemic on Codere Online’s business was the rescheduling, reconfiguring, suspension, postponement and cancellation of major sports seasons and sporting events, which adversely affected Codere Online’s online sports betting business (which accounts for roughly half of its revenue). At the same time, Codere Online has benefited from a change in consumer habits as a result of people being required to stay in their homes or otherwise voluntarily staying in their homes. The temporary closures of gaming and sports betting facilities and the imposition of capacity limitations on such venues due to COVID-19 have caused an increase in new users utilizing online casino gaming and online sports betting who may continue to wager online even though land-based venues have generally reopened, albeit with operating restrictions, which may provide additional opportunities for Codere Online to market online gaming and sports wagering to traditional land-based gaming and sports wagering users. There are other ways in which COVID-19 may affect our business. If, despite the safety protocols we have in place, a high percentage of Codere Online’s employees and/or a subset of its key employees and executives are infected or otherwise adversely impacted by COVID-19, Codere Online’s ability to continue to operate effectively may be negatively impacted. The ultimate impact of this pandemic, including its impact on customer behavior, on Codere Online’s financial condition and operating results is still unknown, but could be material, and will depend, in part, on the length of time that disruptions resulting from COVID-19 continue to exist.

Industry Opportunity and Competitive Landscape

Codere Online operates within the global entertainment and gaming industry, which is comprised of diverse products and offerings that compete for consumers’ time and disposable income. Our short-to-medium focus is on replicating our Spanish online strategy in certain high growth core markets in Latin America, including Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). We will also seek to expand into new markets in Latin America as they become regulated, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina (beyond the City of Buenos Aires). We may also pursue options to access the Hispanic market in the United States. As Codere Online prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have more experience in online casino gaming and online sports betting and have access to more resources. Codere Online believes that its online gaming platform, experience operating in different jurisdictions, the “Codere” brand and its marketing strategies which appeal to customers and its many unique product offerings and bonus features will enable Codere Online to compete with such established industry players.

Codere Online’s performance may vary from one jurisdiction to the next as a result of the level of competition in each jurisdiction among other factors.

Legalization, Regulation and Taxation

While Codere Online’s financial growth prospects relate mainly to its business in the markets in which it already operates, Codere Online intends to expand its business to additional regions in Latin America (Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (beyond the City of Buenos Aires, where it started operating in December 2021)).

Codere Online’s expansion to such regions depends on the legalization of online casino gaming and online sports betting across Latin America, a trend that Codere Online believes is in its early stage. Online casino gaming and online sports betting may expand further due to many factors, including that countries are seeking ways to increase revenues. Codere Online’s strategy is to enter new jurisdictions that open up through new regulatory frameworks and licensing regimes, where Codere Online believes it is financially prudent for it to enter.

The process of securing and maintaining the necessary licenses or partnerships to operate in a given jurisdiction may take longer than Codere Online anticipates or not be successful at all. See Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.” In addition, legislative or regulatory restrictions and gaming taxes may make it less attractive or more difficult for Codere Online to do business in a particular jurisdiction. Further, certain jurisdictions require Codere Online to have a relationship with a land-based gaming venue for online gaming and sports wagering access, which tends to increase expenses.

In addition, as an online gaming operator, Codere Online has experienced and may continue to experience increasing regulatory pressure in the form of advertisement restrictions, taxation increases, limitations on payment methods, licensing and sponsorship restrictions, limitations on promotions and maximum bets or prizes, among others. Other laws or regulations with a direct impact on the gaming industry include laws or regulations that prohibit money laundering and financing of terrorist and other unlawful financial activities. Changes to any such laws and regulations could impact Codere Online’s profitability and restrict its ability to operate its business. See Item 3.D. “Risk Factors—Risks Related to Codere Online—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.”

Finally, governments impose taxes on online casino gaming and online sports betting, which may vary substantially between jurisdictions and be subject to changes. See Item 3.D. “Risk Factors—Risks Related to Codere Online—Changes in taxation or the interpretation or application of tax laws could have a material adverse effect on Codere Online’s business, results of operations and financial condition.”

Ability to Acquire, Retain and Monetize Users

Codere Online’s ability to effectively market is critical to operational success. Using experience, dynamic learnings and analytics, Codere Online leverages marketing to acquire, convert and retain customers. Codere Online uses a variety of paid marketing channels, in combination with compelling offers and unique product features, to attract and engage customers. Furthermore, Codere Online optimizes its marketing spend using and exhaustively analyzing data collected since the beginning of its operations. Codere Online’s marketing spend is based on a model that considers a variety of factors, including the products offered in each jurisdiction, the performance of the different marketing channels, predicted lifetime value, marginal costs and expenses and behavior of users across various product offerings. Where paid marketing is concerned, Codere Online leverages a broad array of advertising channels, including television, radio, social media platforms, sponsorships, affiliates and paid and organic search, and other digital channels. These efforts are concentrated within the specific jurisdictions where Codere Online operates or intends to operate. Codere Online believes that there is significant benefit to having a flexible approach to advertising spending as it can move its advertising spending around based on dynamic outreach. These investments and personalized promotions are intended to increase consumer awareness and drive engagement. While Codere Online is continuing to assess the efficiency of its marketing and promotion activities, it is difficult for Codere Online to predict when it will achieve its longer-term profitability objectives.

Managing Wagering Risk

The online casino gaming and online sports betting businesses are characterized by an element of chance and the outcome of external results. Accordingly, Codere Online employs theoretical and projected take rates, based on historical data, to estimate how a certain type of online casino or sports wager, on average, will perform in the long run. Although each online casino or sports wager generally performs within a defined statistical range of outcomes in the long run, actual outcomes may vary for any given period, particularly in the short term. In the short term, for online casino and sports wagering, the element of chance and the outcome of external results may affect take rates; these take rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond Codere Online’s control, such as unanticipated event outcomes, a user’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of users, the volume of wagers placed and the amount of time spent gambling. For online casino games, it is very rare, but possible, that a random number generator outcome or game will malfunction and award errant prizes. For online sports wagering, it is possible that Codere Online’s platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if Codere Online’s wagering products are subject to a capped payout, significant volatility can occur. As a result of the variability in these factors, the actual take rates on Codere Online’s online casino games and sports wagers may differ from the theoretical or projected take rates it has estimated and could result in the winnings of Codere Online’s online casino games or sports bet’s users exceeding those anticipated. The variability of take rates also has the potential to adversely affect Codere Online’s business, results of operations, financial condition, prospects and cash flows.

Codere Online seeks to mitigate these risks through data science and analytics and rules built into its platform, as well as active management of its amounts at risk at a point in time, but it may not always be able to do so successfully. In particular, as part of its platform, Codere Group’s Trading and Risk team is responsible for implementing the pricing strategy (i.e., setting and continuously adjusting, based on averaging activity, the fixed odds) defined by Codere Online and its furtherance of Codere Online’s online sports betting offering, as well as identifying fraudulent activity. Codere Group’s Trading and Risk team, which counts with approximately 30 in-house traders, receives, reviews and compares the odds received by third-party feed providers to Codere Online’s strategy and informs management on the risk assumed as a result of the accumulated amount of bets in the event that they exceed the amounts established as per risk management parameters in place at the time. Further, Codere Group’s traders continuously monitor competitor pricing across a wide range of sporting events to ensure that Codere Online’s betting markets are competitive. For additional information, see Item 4.B. “Business Overview—Technology Platform.”

Seasonality and Mix of Revenue Based on Time Period in Markets

Codere Online’s profitability will generally depend on how long it has been operating in each jurisdiction. Generally, but not always, Codere Online’s level of profitability will increase with more years in a jurisdiction. Further, Codere Online’s online sports betting business experiences seasonality based on the relative popularity of certain sports. Although exciting sporting events occur throughout the year, Codere Online’s online sports wagering users are most active during the season of the main sport league in a given jurisdiction as well as during any worldwide events.

Limited Operating History and Potential for Growth

Codere Online has a limited operating history in the online casino gaming and online sports betting industry, which is continuously evolving. Codere Online is in the development stage and, consequently, its results of operations may differ significantly from the financial data included herein. As early stage companies, Codere Online has limited experience and has not yet demonstrated its ability to obtain profit. Codere Online has not produced a net profit in any of the periods covered by the Annual Financial Statements, and may not produce a net profit in the near future, or at all. See Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses for the foreseeable future.”

Additionally, Codere Online intends to make significant investments to support its business growth using the proceeds of the Business Combination and may require additional funds to respond to business challenges, including the need to develop new product offerings and features or enhance its existing platform, improve its operating infrastructure or acquire technologies and attract and retain personnel. There is no assurance that Codere Online’s business growth strategy will be successful. Consequently, any predictions about future performance may not be as accurate as they would be if Codere Online had a history of successfully operating in the online gaming industry or if Codere Online was going to continue to operate in accordance with past practice.

Independent Operations and Listing

Codere Online has limited experience operating as an independent company or as a Nasdaq-listed company. Historically, Codere Newco and certain of its subsidiaries have provided certain services related to corporate functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. Following the consummation of the Business Combination, Codere Newco has continued to provide many of these services under a Sponsorship and Services Agreement between Codere Online and Codere Newco. While these services are being provided to Codere Online by Codere Newco and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation, and Codere Online’s operational flexibility to modify or implement changes with respect to such services and the amounts Codere Online pays for them will be limited. Codere Online’s results of operations may be affected by its dependency on these services.

Furthermore, as a public company, Codere Online acts in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Parent anticipates that the process of building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. In connection with the preparation and audit of the consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021, a material weakness was identified in Parent’s internal control over financial reporting. See Item 3.D. “Risk Factors—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified a material weakness in its internal control over financial reporting. If Parent is unable to remediate this material weakness, or if Parent identifies additional material weakness in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants” and Item 15 “Controls and Procedures—Management’s annual report on internal control over financial reporting”.

In addition, Parent is subject to onerous obligations under the Registration Rights and Lock-Up Agreement. Efforts to satisfy such obligations may divert the attention of management and key personnel and result in substantial expense.

Exchange Rate Fluctuations

Codere Online’s functional currency is the euro. Codere Online’s business, results of operations and financial condition can be affected significantly by fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso (given the recent start of operations in the City of Buenos Aires (Argentina) in December 2021). In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. See Note 15 to the Annual Financial Statements and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s consolidated and combined income statement and equity as of and for the years ended December 31, 2021, 2020 and 2019.

Key Components of Statements of Operations

Segment Reporting

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer of Parent. The CODM is responsible for allocating resources and assessing performance of the business. The CODM measures the performance of Codere Online’s business by its revenue and EBITDA, which is a non-GAAP measure calculated as net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization. See “—Non-GAAP Financial Data” for a reconciliation of EBITDA to net income/(loss).

Codere Online’s business includes the following operating segments:

●	Spain. The Spain segment consists of revenue generated by CDON.

●	Mexico. The Mexico segment consists of revenue generated by the AenP pursuant to the AenP Agreement.

●	Colombia. The Colombia segment consists of revenue generated by Codere Online Colombia S.A.S..

●	Other Operations. The Other Operations segment consists of revenue generated by Codere Online Panama, Codere Scommese, S.r.l., ONOL, and Iberargen, S.A. (collectively, “Other Operations”).

●	Supporting Entities. The Supporting Entities segment consists of revenue generated by OMSE, Codere Israel Marketing Support Services LTD, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation (collectively, the “Supporting Entities”). The Supporting Entities provide support services, such as marketing and management services, to the operating entities of Codere Online. Therefore, most of the revenue generated by the Supporting Entities is eliminated in the consolidation process, as a result of offsetting the corresponding expenses from the relevant operating entities.

The entities that have been aggregated under the Other Operations and Supporting Entities segments have been grouped in accordance with guidance under IFRS 8 (Operating Segments). Based on IFRS 8.BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the applicable quantitative thresholds. Additionally, each of the Other Operations and Supporting Entities segments meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the components of each segment have similar economic characteristics, (iii) the products and services offered by the components of each segment are similar in nature, (iv) the nature of the production processes of the components of each segment are similar in nature, (v) the type or class of customer for the products and services of the components of each segment is similar, (vi) the components of each segment have similar methods to distribute their products and provide their services and (vii) the regulatory environment of the components of each segment is similar.

Revenue

Codere Online earns revenue primarily through online casino and online sports betting.

Online casino games

Online casino offerings include the full portfolio of games typically available in land-based casinos, gaming halls and gambling establishments, such as slot machines, table games and bingo. For these offerings, Codere Online functions similarly to land-based casinos, generating revenue, as users play against the house. There is certain volatility with online casino wagering, as with land-based wagering, but as the volume of wagers placed increases, the revenue retained from wagers placed becomes easier to predict. Codere Online’s experience has been that online casino margins are less volatile than online sports margins.

Codere Online’s online gaming offerings consist of a combination of licensed content from leading suppliers in the industry. Third-party content is subject to standard revenue-sharing agreements specific to each supplier, whereby the supplier receives a percentage of the gaming revenue generated from the games played on Codere Online’s platform. In exchange, Codere Online receives a limited license to offer the games on its platform to users in jurisdictions where use is approved by the regulatory authorities.

Codere Online maintains a wide and updated catalogue of online casino games with over 1,300 titles from more than 30 third-party content providers. Codere Online believes that its ability to offer a wide array of online gaming products effectively reduces its customer acquisition costs and player churn by providing a superior product offering to customers.

Online sports betting and other bets

Online sports betting involves a user placing a wager on an event at some fixed odds (a “proposition”) determined by Codere Online. If the user wins, Codere Online pays out the bet. If the user loses, Codere Online keeps the amount wagered. Codere Online takes risk on any such wager to the extent that its “book” (i.e., wagers accepted for either or all proposition bet outcomes) may not be balanced and, depending on the result of the event, Codere Online may generate an aggregate win or loss on the overall book. Codere Online seeks to generate revenue by setting odds such that there is a built-in theoretical margin in each proposition offered to its users. While different outcomes of the events may cause volatility in Codere Online’s revenue, Codere Online believes it can deliver a fairly stable sports betting margin over the long term.

As part of the platform, Codere Group’s Trading and Risk team is responsible for implementing the pricing strategy (i.e., setting and continuously adjusting, based on averaging activity, the fixed odds) defined by Codere Online and its furtherance of Codere Online’s online sports betting offering. For a more detailed description, see Item 4.B. “Business Overview—Technology Platform.” In addition to traditional pre-match wagering, where Codere Online has a robust offering with historical data, odds statistics and latest teams and players news, Codere Online offers other sports wagering products such as live betting. Codere Online has also incorporated live streaming of sporting events into its online sports betting offering, on a round-the-clock basis and with industry-leading match visualization features.

Codere Online’s online sports betting business has a vast and diversified offering with over 350,000 live events per year throughout most major sports taking place around the world, which helps to minimize the impact of seasonality. Nonetheless, seasonality has an effect in certain periods of the year given the relative popularity of certain local sports, such as top tier football in Europe.

Other - Greenplay online gaming

Until December 31, 2021, Codere Online offered, through Aspire, online gaming products via a “.com” website in various markets, including the United Kingdom, Germany, South Africa, Austria and Malta, under Codere Online’s Greenplay brand. Pursuant to an operator services agreement between OMSE and Aspire, Aspire operated the “.com” site and offered online gaming products to customers on either a regulated basis (i.e., pursuant to a local gaming license, as is the case in Austria, Malta and the United Kingdom) or on an unregulated basis pursuant to a Maltese gaming license in countries where the offering of any such online gaming products was not prohibited. Codere Online was responsible for the acquisition of online gaming customers in exchange for a share of the net gaming revenue generated by Aspire as operator of the “.com” site. This “.com” business activity generated limited revenues for Codere Online and was viewed by management as a non-core activity. Effective as of December 31, 2021, Codere Newco, SEJO and OMSE entered into an asset purchase agreement, pursuant to which, among other things, OMSE assigned its position under the operator services agreement between OMSE and Aspire to Vita Media Group ApS in exchange for approximately €200 thousand.

Personnel expenses

Personnel expenses consist primarily of wages, salaries and similar expenses, as well as, to a lesser extent, social security and other social contributions payable by Codere Online. Personnel expenses reflected in the Annual Financial Statements do not account for certain personnel expenses resulting from Codere Online’s transition into an independent company. The Annual Financial Statements reflect only part of Codere Online’s proposed use of the proceeds of the Transactions, which seeks to enhance and expand its business and operations in the coming years, and of Codere Online’s incremental operating expenses (e.g. due to the reinforcement of the management team and/or related to third-party service providers) needed to support such enhancement and expansion of the business and operation as an independent, Nasdaq-listed company.

For additional information on Codere Online’s employees, see Item 6.D. “Employees.”

Depreciation and amortization

Due to the online nature of the business, investments in property, plant and equipment are not significant.

Depreciation and amortization consists primarily of the amortization of intangible assets and, to a much lesser extent, depreciation of property, plant and equipment and amortization of right-of-use assets. For additional information on Codere Online’s amortization of intangible assets, see Note 5 to the Annual Financial Statements.

Other operating expenses

Other operating expenses consists primarily of marketing expenses, professional services and other expenses, gambling taxes, casino license royalties (which consists of fees paid to third parties for the commercialization of their casino games), listing and transaction costs related to the Business Combination, which are described in more detail below, as well as utilities, repairs and maintenance, among other expenses. Additionally, expenses incurred as a result of the Related Party Agreements (some of which became effective upon the consummation of the Business Combination) are recorded under this heading.

Professional services and other expenses mainly include: (i) streaming services contracted with external parties offered to our customers as a complement to our sports complete betting offer, (ii) the payment processing which allows our customers to deposit and withdraw money using user-friendly platforms from payment processing providers and (iii) some of our less popular sports odds hired to external providers. Additionally, included within this heading are expenses related to our customer relationship management tools.

The consolidated and combined carve-out income statement for the year ended December 31, 2021 includes under this heading certain listing and transaction costs related to the Business Combination. As the Merger was accounted for under IFRS 2, the difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2 and was recorded within the listing and transaction costs line. Additionally, the net transaction costs associated with the Business Combination were also included within this heading, amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Codere Newco.

Codere Online expects to significantly increase its marketing expenses in the future and intends to use a significant portion of the proceeds of the Transactions to boost its marketing expenditure in its core markets. In particular, Codere Online will seek to sign new high profile sponsorships, increase its presence in traditional and acquisition media and engage marketing agencies.

Marketing efforts vary significantly from region to region:

●	Spain. The market in Spain is mature. Therefore, while Codere Online continuously seeks to acquire new customers from its competitors, it mainly focuses its marketing efforts on its existing customers to drive an increase in spending. Recently, the most notable marketing initiative in Spain has been the sponsorship agreement with Real Madrid. Nonetheless, on November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. On October 7, 2021, the RM Sponsorship Agreement was further amended to, among other things, extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026 (with either party having a right to terminate the agreement at the end of the 2022-2023 football season) and amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic. The Codere Group has forged a strong relationship with Real Madrid in these last years and is currently exploring new avenues of collaboration in the future. Codere Online benefits from and has use rights to the existing, and any future amended, sponsorship agreement with Real Madrid. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

●	Mexico. The market in Mexico is expanding. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. The most notable marketing sponsorship agreement in Mexico in 2021 is the one with the football team Rayados in Monterrey, a leading team in the local league, a deal which Codere Online closed in early 2021 in order to replicate its Spanish business model. The most notable marketing sponsorship agreement in 2020 was the one with the U.S. National Basketball Association.

●	Colombia. The market in Colombia is expanding. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. In Colombia, Codere Online has various sponsorships with sports celebrities.

●	Argentina. Codere Online started operating in the City of Buenos Aires (Argentina) in December 2021. In order to boost its brand positioning, the Codere Group entered into a sponsorship agreement with one of the two most important football teams in Argentina, River Plate. Starting in June 2021, the “Codere” brand was added to the sleeve of the uniform shirt of players and, for the 2022/2023 season, it will be on the front of the uniform shirt. Codere Online benefits from Codere Group’s sponsorship agreement with River Plate pursuant to the terms and conditions of the Sponsorship and Services Agreement (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”).

Finance income / (costs)

Finance income / (costs) consists primarily of both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, the Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest expense related to Codere Online’s outstanding loans and borrowings from related parties. All outstanding loans and non-current borrowings from related parties as well as certain current borrowings were capitalized during the year ended December 31, 2021 (see Item 5.B. “Liquidity and Capital Resources—Indebtedness”).

Additionally, finance income related to the change in fair value of Parent Warrants is included under this heading. The Parent Warrants resulted from the conversion of the DD3 Warrants into warrants of Parent representing the right to purchase Ordinary Shares. On November 30, 2021, the date of the conversion, the market price of the Parent Warrants was approximately €1.46 per Parent Warrant or €9.4 million in the aggregate. As of December 31, 2021, the market price decreased to approximately €0.86 per Parent Warrant or €5.5 million in the aggregate. Therefore, as of December 31, 2021, the fair value of the warrant liabilities amounted to approximately €5.5 million. The change in fair value of the Parent Warrants between November 30, 2021 and December 31, 2021 was recorded in the consolidated and combined carve-out income statement as finance income amounting to approximately €3.9 million for the year ended December 31, 2021.

Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax, if any. The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated and combined carve-out income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Codere Online’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Results of Operations

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

The following table sets forth Codere Online’s consolidated and combined carve-out income statements for the periods indicated:

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Revenue	80,253	70,497	9,756	13.8%
Personnel expenses	(7,080)	(5,157)	(1,923)	37.3%
Depreciation and amortization	(721)	(932)	211	(22.6)%
Other operating expenses	(143,481)	(78,657)	(64,824)	82.4%
Operating expenses	(151,282)	(84,746)	(66,536)	78.5%
OPERATING LOSS	(71,029)	(14,249)	(56,780)	398.5%
Finance income / (costs)	3,982	(520)	4,502	(865.8)%
Net financial results	3,982	(520)	4,502	(865.8)%
NET LOSS BEFORE TAX	(67,047)	(14,769)	(52,278)	354.0%
Income tax expense	(966)	(1,510)	544	(36.0)%
NET LOSS FOR THE YEAR	(68,013)	(16,279)	(51,734)	317.8%
Attributable to equity holders of the parent	(68,067)	(16,274)	(51,793)	318.3%
Attributable to non-controlling interest	54	(5)	59	n.m.

The following tables break down certain of the information presented in the consolidated and combined carve-out income statement for the years ended December 31, 2021 and 2020 by operating segments.

	For the year ended December 31, 2021
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(2)	Total
Revenue	49,753	24,908	3,976	989	39,547	(38,920)	80,253
Personnel expenses	(359)	(407)	(95)	(283)	(5,934)	(2)	(7,080)
Depreciation and amortization	(150)	(7)	(3)	(100)	(462)	1	(721)
Other operating expenses(1)	(47,947)	(36,812)	(7,853)	(2,314)	(51,615)	3,060	(143,481)
Operating expenses	(48,456)	(37,226)	(7,951)	(2,697)	(58,011)	3,059	(151,282)
OPERATING INCOME/(LOSS)	1,297	(12,318)	(3,975)	(1,708)	(18,464)	(35,861)	(71,029)
Finance costs	(5)	242	4	32	14,437	(10,167)	4,543
Net financial results	-	(7)	(28)	(2)	(10,649)	10,125	(561)
NET INCOME/(LOSS) BEFORE TAX	1,292	(12,083)	(3,999)	(1,678)	(14,676)	(35,903)	(67,047)
Income tax benefit/(expense)	(68)	-	-	(7)	(891)	-	(966)
NET INCOME/(LOSS) FOR THE YEAR	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,903)	(68,013)
Attributable to equity holders of the parent	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,957)	(68,067)
Attributable to non-controlling interest	-	-	-	-	-	54	54

(1)	Includes listing and transaction costs related to the Business Combination as described in Note 2 to the Annual Financial Statements.
(2)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

	For the year ended December 31, 2020
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	48,279	18,422	2,355	329	31,046	(29,934)	70,497
Personnel expenses	(275)	(18)	(108)	(174)	(4,582)	-	(5,157)
Depreciation and amortization	(470)	(1)	(2)	(3)	(456)	-	(932)
Other operating expenses	(43,230)	(26,277)	(3,497)	(289)	(35,298)	29,934	(78,657)
Operating expenses	(43,975)	(26,296)	(3,607)	(466)	(40,336)	29,934	(84,746)
OPERATING INCOME/(LOSS)	4,304	(7,874)	(1,252)	(137)	(9,290)	-	(14,249)
Finance income	-	-	-	-	602	(434)	168
Finance costs	(332)	7	-	(101)	(696)	434	(688)
Net financial results	(332)	7	-	(101)	(94)	-	(520)
NET INCOME/(LOSS) BEFORE TAX	3,972	(7,867)	(1,252)	(238)	(9,384)	-	(14,769)
Income tax benefit/(expense)	(1,077)	-	-	118	(551)	-	(1,510)
NET INCOME/(LOSS) FOR THE YEAR	2,895	(7,867)	(1,252)	(120)	(9,935)	-	(16,279)
Attributable to equity holders of the parent	2,895	(7,867)	(1,252)	(115)	(9,935)	-	(16,274)
Attributable to non-controlling interest	-	-	-	(5)	-	-	(5)

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €9.8 million, or 13.8%, to €80.3 million for the year ended December 31, 2021 from €70.5 million for the year ended December 31, 2020.

For the year ended December 31, 2021 and the year ended December 31, 2020, online sports betting revenue amounted to €45.9 million and €39.7 million, respectively, and online casino wagering revenue amounted to €34.2 million and €30.8 million, respectively. Other revenue in 2021 resulted from the disposition of the Greenplay brand, which amounted to €0.2 million as described in Note 13 to the Annual Financial Statements.

The following table sets forth the distribution of our revenues by operating segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Spain	49,753	48,279	1,474	3.1%
Mexico	24,908	18,422	6,486	35.2%
Colombia	3,976	2,355	1,621	68.8%
Other Operations	989	329	660	200.6%
Supporting Entities	39,547	31,046	8,501	27.4%
Intercompany eliminations	(38,920)	(29,934)	(8,986)	30.0%
Total	80,253	70,497	9,756	13.8%

Revenue in Spain increased €1.5 million, or 3.1%, to €49.8 million for the year ended December 31, 2021 from €48.3 million for the year ended December 31, 2020. This increase was primarily due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic beginning in mid-March of 2020, returned at, or near to, pre-pandemic levels starting in June 2020 through the end of 2021. The return of sporting events, coupled with increased marketing, despite regulatory headwinds in Spain limiting Codere Online’s (and other online gaming operators) ability to offer player bonuses and other marketing activities in Spain, resulted in an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses. Additionally, as the central and regional governments in Spain began to lift lockdown and mobility and business restrictions in the second half of 2020, retail establishments, including Codere retail branches, progressively were able to return to operations at or near pre-pandemic levels, allowing retail customers to operate their online accounts from Codere retail locations, which they had not been able to do while such restrictions were in place, contributing to an increase in online sports betting and online casino wagering.

Revenue in Mexico increased €6.5 million, or 35.2%, to €24.9 million for the year ended December 31, 2021 from €18.4 million for the year ended December 31, 2020. This increase was primarily due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic beginning in mid-March of 2020, returned at, or near to, pre-pandemic levels starting in June 2020 through the end of 2021. The return of sporting events, coupled with increased marketing, resulted in an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses. Additionally, as the Mexican government began to lift lockdown and mobility and business restrictions in the second half of 2020, retail establishments, including Codere retail branches, progressively were able to return to operations at or near pre-pandemic levels, allowing retail customers to operate their online accounts from Codere retail locations, which they had not been able to do while such restrictions were in place, contributing to an increase in online sports betting and online casino wagering.

Revenue in Colombia increased €1.6 million, or 68.8%, to €4.0 million for the year ended December 31, 2021 from €2.4 million for the year ended December 31, 2020. This increase was primarily due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic beginning in mid-March of 2020, returned at, or near to, pre-pandemic levels starting in June 2020 through the end of 2021. Additionally, in 2021, Codere Online increased its focus on customer loyalty programs and marketing initiatives, including its various sponsorships with teams and sports celebrities. These and other marketing initiatives have contributed to retaining current customers and attracting new customers, resulting in an increase in the overall number of customers, as well as to an increase in average wages per customer.

Revenue from Other Operations increased €0.7 million, or 200.6%, to €1.0 million for the year ended December 31, 2021 from €0.3 million for the year ended December 31, 2020. This increase primarily relates to an increase in Panama’s revenue of €0.5 million to €0.7 million for the year ended December 31, 2021 from €0.2 million for the year ended December 31, 2020 and an increase in Italy’s revenue of €0.2 million to €0.3 million for the year ended December 31, 2021 from €0.1 million for the year ended December 31, 2020. Both of these increases were primarily due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic beginning in mid-March of 2020, returned at, or near to, pre-pandemic levels starting in June 2020 through the end of 2021. Additionally, in 2021, Codere Online increased its focus on marketing initiatives. Such marketing initiatives have contributed to retaining current customers and attracting new customers, resulting in an increase in the overall number of customers, as well as to an increase in average wages per customer.

Revenue generated by the Supporting Entities segment increased €8.5 million, or 27.4%, to €39.5 million for the year ended December 31, 2021 from €31.0 million for the year ended December 31, 2020. This increase was primarily due to the increases in operations in Spain, Mexico and Colombia. The intercompany eliminations shown in the table above relate primarily to the revenue from the Supporting Entities segment.

Personnel expenses

Personnel expenses increased €1.9 million, or 37.3%, to €7.1 million for the year ended December 31, 2021 from €5.2 million for the year ended December 31, 2020. This increase was primarily due to the hiring of additional personnel as a result of the expansion of the business operations and to reinforce Codere Online’s human capital structure following the consummation of the Business Combination.

Depreciation and amortization

Depreciation and amortization decreased €0.2 million, or 22.6%, to €0.7 million for the year ended December 31, 2021 from €0.9 million for the year ended December 31, 2020. The decrease was primarily due to the fact that certain intangible assets were fully amortized in 2020.

Other operating expenses

Other operating expenses increased €64.8 million, or 82.4%, to €143.5 million for the year ended December 31, 2021 from €78.7 million for the year ended December 31, 2020. The increase was primarily due to increases in professional services and other expenses, marketing expenses and listing and transaction costs.

The following table sets forth the breakdown of our other operating expenses for the year ended December 31, 2021 and the year ended December 31, 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Gambling taxes	8,440	8,867	(427)	(4.8)%
Leases	596	575	21	3.7%
Utilities, repairs and maintenance	793	1,258	(465)	(37.0)%
Professional services and other expenses	35,905	28,639	7,266	25.4%
Listing and transaction costs	45,509	-	45,509	100.0%
Casino license royalties	4,024	4,255	(231)	(5.4)%
Marketing expenses	48,214	35,063	13,151	37.5%
Total	143,481	78,657	64,824	82.4%

Professional services and other expenses increased €7.3 million, or 25.4%, to €35.9 million for the year ended December 31, 2021 from €28.6 million for the year ended December 31, 2020. This increase was primarily a result of the following:

●	Expenses for Codere Online’s streaming service are included within the professional services and other expenses line. Codere Online expanded its overall streaming service in 2021 to offer more sporting events, which resulted in increased costs paid to the suppliers of these services.

●	While the number and variety of sporting events returned at, or near to, pre-pandemic levels for the most part of 2021, professional services and other expenses during 2020 were impacted by cancellations of sporting events starting in the second half of March 2020 due to the COVID-19 pandemic, as Codere Online did not incur broadcast costs during that time, resulting in a lower amount of professional services and other expenses in 2020.

Listing and transaction costs amounted to €45.5 million for the year ended December 31, 2021, compared to nil for the year ended December 31, 2020. Listing and transaction costs primarily included the following:

●	A €35.8 million expense was recorded under this heading in connection with the Merger. The Merger was accounted for under IFRS 2 as DD3 was not considered to be a business under IFRS 3. To reflect the combination, the equity of DD3 was eliminated and the equity of Parent stayed as the accounting acquirer. The difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares, which was accounted for as a share-based payment in accordance with IFRS 2. Therefore, the cost of the service, which is a non-cash expense, amounted to €35.8 million and was recorded within the listing and transaction costs line in 2021.

●	Net transaction costs associated with the Business Combination of €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Codere Newco.

Codere Online believes that marketing is a major driver of growth for its business. Codere Online focuses on traditional marketing (including TV, radio and press), digital marketing (including social media and affiliation networks) and sports sponsorships. During 2020 and most of 2021 until the consummation of the Business Combination on November 30, 2021, marketing spend was adversely affected by the limited availability of funding due to the financial condition of the Codere Group, which was significantly affected by the closure of its retail establishments. Marketing expenses increased €13.1 million, or 37.5%, to €48.2 million for the year ended December 31, 2021 from €35.1 million for the year ended December 31, 2020. The highest marketing expenditure levels in 2021 were recorded during the first half of 2021 until May 2021, when new marketing restrictions became effective in Spain, and in December 2021, funded with proceeds from the consummation of the Business Combination on November 30, 2021. This contrasted with marketing spend in 2020 as Codere Online was not able to fully conduct its planned marketing spend due to the disruptions caused by COVID-19 in 2020.

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Spain	47,947	43,230	4,717	10.9%
Mexico	36,812	26,277	10,535	40.1%
Colombia	7,853	3,497	4,356	124.6%
Other operations	2,314	289	2,025	700.7%
Supporting	51,615	35,298	16,317	46.2%
Intercompany eliminations	(3,060)	(29,934)	26,874	(89.8)%
Total	143,481	78,657	64,824	82.4%

Other operating expenses in Spain increased €4.7 million, or 10.9%, to €47.9 million for the year ended December 31, 2021 from €43.2 million for the year ended December 31, 2020. This increase was primarily due to the increase in our investment in marketing, which amounted to €20.8 million in 2021 compared to €18.1 million in 2020.

Other operating expenses in Mexico increased €10.5 million, or 40.1%, to €36.8 million for the year ended December 31, 2021 from €26.3 million for the year ended December 31, 2020. This increase was primarily due to the increase in our investment in marketing, which amounted to €22.2 million in 2021 compared to €13.2 million in 2020.

Other operating expenses in Colombia increased €4.4 million, or 126.6%, to €7.9 million for the year ended December 31, 2021 from €3.5 million for the year ended December 31, 2020. This increase was primarily due to the increase in our investment in marketing, which amounted to €5.5 million in 2021 compared to €2.1 million in 2020.

Other operating expenses incurred by the Other Operations segment increased €2.0 million, or 700.7%, to €2.3 million for the year ended December 31, 2021 from €0.3 million for the year ended December 31, 2020. This increase was primarily due to expenses in connection with the sponsorship agreement with River Plate in Argentina.

Other operating expenses incurred by the Supporting Entities segment increased €16.3 million, or 46.2%, to €51.6 million for the year ended December 31, 2021 from €35.3 million for the year ended December 31, 2020. This increase was primarily due to the listing and transaction costs assumed by SEJO during the year 2021, which amounted to €9.7 million.

Operating loss

As a result of the foregoing, operating loss increased €56.8 million, or 398.6%, to €71.0 million for the year ended December 31, 2021 from €14.2 million for the year ended December 31, 2020.

Finance income / (costs)

Finance income increased €4.5 million to €4.0 million for the year ended December 31, 2021 from finance costs of €0.5 million for the year ended December 31, 2020. The increase was primarily due to the change in the fair value of Parent Warrants. On November 30, 2021, the date of the conversion of the DD3 Warrants into warrants of Parent representing the right to purchase Ordinary Shares, the market price of the Parent Warrants was approximately €1.46 per Parent Warrant or €9.4 million in the aggregate. As of December 31, 2021, the market price decreased to approximately €0.86 per Parent Warrant or €5.5 million in the aggregate. Therefore, as of December 31, 2021, the fair value of the warrant liabilities amounted to approximately €5.5 million. The change in fair value of the Parent Warrants between November 30, 2021 and December 31, 2021 was recorded in the consolidated and combined carve-out income statement as finance income amounting to approximately €3.9 million for the year ended December 31, 2021.

Net loss before tax

As a result of the foregoing, net loss before tax increased €52.2 million, or 354.0%, to €67.0 million for the year ended December 31, 2021 from €14.8 million for the year ended December 31, 2020.

Income tax expense

Income tax expense decreased €0.5 million, or 36.0%, to €1.0 million for the year ended December 31, 2021 from €1.5 million for the year ended December 31, 2020. This was primarily due to the fact that Codere Online had a higher net loss before tax for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Net loss for the period

As a result of the foregoing, net loss for the period increased €51.7 million, or 317.8%, to €68.0 million for the year ended December 31, 2021 from €16.3 million for the year ended December 31, 2020.

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

The following table sets forth Codere Online’s combined carve-out income statements for the periods indicated:

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Revenue	70,497	61,583	8,914	14.5%
Personnel expenses	(5,157)	(5,102)	(55)	1.1%
Depreciation and amortization	(932)	(1,193)	261	(21.9)%
Other operating expenses	(78,657)	(71,165)	(7,492)	10.5%
Operating expenses	(84,746)	(77,460)	(7,286)	9.4%
OPERATING LOSS	(14,249)	(15,877)	1,628	(10.3)%
Finance costs	(520)	(269)	(251)	93.3%
Net financial results	(520)	(269)	(251)	93.3%
NET LOSS BEFORE TAX	(14,769)	(16,146)	1,377	(8.5)%
Income tax benefit/(expense)	(1,510)	53	(1,563)	n.m.
NET LOSS FOR THE YEAR	(16,279)	(16,093)	(186)	1.2%
Attributable to equity holders of the parent	(16,274)	(16,191)	(83)	0.5%
Attributable to non-controlling interest	(5)	98	(103)	(105.1)%

The following tables break down certain of the information presented in the consolidated and combined carve-out income statement for the years ended December 31, 2020 and 2019 by operating segments.

	For the year ended December 31, 2020
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	48,279	18,422	2,355	329	31,046	(29,934)	70,497
Personnel expenses	(275)	(18)	(108)	(174)	(4,582)	-	(5,157)
Depreciation and amortization	(470)	(1)	(2)	(3)	(456)	-	(932)
Other operating expenses	(43,230)	(26,277)	(3,497)	(289)	(35,298)	29,934	(78,657)
Operating expenses	(43,975)	(26,296)	(3,607)	(466)	(40,336)	29,934	(84,746)
OPERATING INCOME/(LOSS)	4,304	(7,874)	(1,252)	(137)	(9,290)	-	(14,249)
Finance income	-	-	-	-	602	(434)	168
Finance costs	(332)	7	-	(101)	(696)	434	(688)
Net financial results	(332)	7	-	(101)	(94)	-	(520)
NET INCOME/(LOSS) BEFORE TAX	3,972	(7,867)	(1,252)	(238)	(9,384)	-	(14,769)
Income tax benefit/(expense)	(1,077)	-	-	118	(551)	-	(1,510)
NET INCOME/(LOSS) FOR THE YEAR	2,895	(7,867)	(1,252)	(120)	(9,935)	-	(16,279)
Attributable to equity holders of the parent	2,895	(7,867)	(1,252)	(115)	(9,935)	-	(16,274)
Attributable to non-controlling interest	-	-	-	(5)	-	-	(5)

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

	For the year ended December 31, 2019
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	44,058	15,222	1,505	731	27,743	(27,676)	61,583
Personnel expenses	(234)	(6)	(79)	-	(4,783)	-	(5,102)
Depreciation and amortization	(746)	(1)	-	-	(446)	-	(1,193)
Other operating expenses	(44,125)	(21,754)	(3,909)	(550)	(28,503)	27,676	(71,165)
Operating expenses	(45,105)	(21,761)	(3,988)	(550)	(33,732)	27,676	(77,460)
OPERATING INCOME/(LOSS)	(1,047)	(6,539)	(2,483)	181	(5,989)	-	(15,877)
Finance income	-	-	-	-	232	(232)	-
Finance costs	(3)	-	-	(126)	(372)	232	(269)
Net financial results	(3)	-	-	(126)	(140)	-	(269)
NET INCOME/(LOSS) BEFORE TAX	(1,050)	(6,539)	(2,483)	55	(6,129)	-	(16,146)
Income tax benefit/(expense)	400	-	-	38	(385)	-	53
NET INCOME/(LOSS) FOR THE YEAR	(650)	(6,539)	(2,483)	93	(6,514)	-	(16,093)
Attributable to equity holders of the parent	(650)	(6,539)	(2,483)	(5)	(6,514)	-	(16,191)
Attributable to non-controlling interest	-	-	-	98	-	-	98

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €8.9 million, or 14.5%, to €70.5 million for the year ended December 31, 2020 from €61.6 million for the year ended December 31, 2019.

For the year ended December 31, 2020 and the year ended December 31, 2019, online sports betting revenue amounted to €33.9 million and €36.3 million, respectively, online casino wagering revenue amounted to €25.3 million and €15.7 million, respectively, and income generated in Mexico from admission fees charged to customers for access to the online system/platform and the management of customers’ online accounts amounted to €11.3 million and €9.6 million, respectively.

The following table sets forth the distribution of our revenues by operating segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Spain	48,279	44,058	4,221	9.6%
Mexico	18,422	15,222	3,200	21.0%
Colombia	2,355	1,505	850	56.5%
Other Operations	329	731	(402)	(55.0)%
Supporting Entities	31,046	27,743	3,303	11.9%
Intercompany eliminations	(29,934)	(27,676)	(2,258)	8.2%
Total	70,497	61,583	8,914	14.5%

Revenue in Spain increased €4.2 million, or 9.6%, to €48.3 million for the year ended December 31, 2020 from €44.1 million for the year ended December 31, 2019. This increase was primarily due to an increase in gambling revenues as a result of increased marketing and increased spending per customer in the online casino business. Business closures, capacity limitations, stay-at-home orders and other measures imposed in light of the COVID-19 pandemic have resulted in a significant increase in online businesses. However, the COVID-19 pandemic also resulted in the cancellation and postponement of several sporting events. During approximately two and a half months during 2020 there were no sporting events and, therefore, there were no revenues earned on online sports betting during that time.

Revenue in Mexico increased €3.2 million, or 21.0%, to €18.4 million for the year ended December 31, 2020 from €15.2 million for the year ended December 31, 2019 and revenue in Colombia increased €0.9 million, or 56.5%, to €2.4 million for the year ended December 31, 2020 from €1.5 million for the year ended December 31, 2019. These increases were primarily due to an increase in gambling revenues as a result of increased marketing and increased spending per customer. The increase was partially offset by the impacts of the cancellation or postponement of sporting events and the closure of retail facilities, given the still limited credit card usage in the region. Furthermore, the increase was offset in part by the depreciation of the average exchange rates of the relevant local currencies against the euro.

Revenue generated by the Supporting Entities segment increased €3.3 million, or 11.9%, to €31.0 million for the year ended December 31, 2020 from €27.7 million for the year ended December 31, 2019. This increase was primarily due to the increases in operations in Spain, Mexico and Colombia. The intercompany eliminations shown in the table above relate primarily to the revenue from the Supporting Entities segment.

Personnel expenses

Personnel expenses remained stable at €5.2 million for the year ended December 31, 2020 as compared to €5.1 million for the year ended December 31, 2019. This was primarily due to the fact that there were no significant changes in personnel between the two periods despite the growth in operations due to the nature of the business, where operations are primarily run by employees at central service centers in Malta and Israel. Therefore, personnel expenses do not necessarily change in proportion to changes in revenue.

Depreciation and amortization

Depreciation and amortization decreased €0.3 million, or 21.9%, to €0.9 million for the year ended December 31, 2020 from €1.2 million for the year ended December 31, 2019. The decrease was primarily due to certain intangible assets being fully amortized in 2019 coupled with less additions to intangible assets during 2020 as compared to 2019.

Other operating expenses

Other operating expenses increased €7.5 million, or 10.5%, to €78.7 million for the year ended December 31, 2020 from €71.2 million for the year ended December 31, 2019. The increase was primarily due to increases in the expenses related to revenue such as gambling taxes, casino license royalties and payment processing expenses. Additionally, the COVID-19 pandemic had an impact on expenses, as some governments, such as the Spanish government, imposed restrictions on marketing that resulted in Codere Online not spending as much as it had planned. As a result, marketing expenses were broadly in line with those of 2019. Furthermore, Codere Online faced funding limitations due to the financial condition of the Codere Group, which was significantly affected by the closure of its retail establishments.

The following table sets forth the breakdown of our other operating expenses for the year ended December 31, 2020 and the year ended December 31, 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Gambling taxes	8,867	7,402	1,465	19.8%
Leases	575	488	87	17.8%
Utilities, repairs and maintenance	1,258	285	973	341.4%
Professional services and other expenses	28,639	26,320	2,319	8.8%
Casino license royalties	4,255	2,241	2,014	89.9%
Marketing expenses	35,063	34,429	634	1.8%
Total	78,657	71,165	7,491	10.5%

Professional services and other expenses increased €2.3 million, or 8.8%, to €28.6 million for the year ended December 31, 2020 from €26.3 million for the year ended December 31, 2019. This increase was primarily a result of the increase in: (i) streaming services contracted with external parties and offered to our customers as a complement to our sports betting offer, (ii) the payment processing which allow our customers to deposit and withdraw money using platforms from payment processing providers and (iii) some of our most popular sports odds were hired through external providers.

Marketing expenses increased €0.6 million, or 1.8%, to €35.1 million for the year ended December 31, 2020 from €34.5 million for the year ended December 31, 2019. Due to the disruptions caused by COVID-19 in 2020, Codere Online was not able to fully conduct its planned marketing spend for the year ended December 31, 2020. Therefore, marketing expenses increased by a smaller margin than Codere Online’s other operating expenses for the year ended December 31, 2020.

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%

Spain	43,230	44,125	(895)	(2.1)%
Mexico	26,277	21,754	4,523	20.8%
Colombia	3,497	3,909	(412)	(10.5)%
Other operations	289	550	(261)	(47.5)%
Supporting	35,298	28,503	6,795	23.8%
Intercompany eliminations	(29,934)	(27,676)	(2,258)	(8.2)%
Total	78,657	71,165	7,491	10.5%

Other operating expenses in Spain decreased €0.9 million, or 2.1%, to €43.2 million for the year ended December 31, 2020 from €44.1 million for the year ended December 31, 2019. This decrease was primarily due to the decrease in marketing expenditure from €18.7 million in 2019 to €18.1 million in 2020, primarily caused by new restrictions on advertising imposed by the government. this marketing expense amounted to.

Other operating expenses in Mexico increased €4.5 million, or 20.8%, to €26.2 million for the year ended December 31, 2020 from €21.8 million for the year ended December 31, 2019. This increase was primarily due to the increase in marketing expenditure from €11.4 million in 2019 to €13.2 million in 2020, in part due by the reallocation of the Spanish budget.

Other operating expenses in Colombia decreased €0.4 million, or 10.5%, to €3.5 million for the year ended December 31, 2020 from €3.9 million for the year ended December 31, 2019. This decrease was primarily due to a decrease in marketing expenditure, which amounted to €2.1 million in 2020 compared to €3.1 million in 2019.

Other operating expenses incurred by the Other Operations segment decreased €0.3 million, or 47.5%, to €0.3 million for the year ended December 31, 2020 from €0.6 million for the year ended December 31, 2019. This decrease was primarily due to a decrease in marketing expenses.

Other operating expenses incurred by the Supporting Entities segment increased €6.8 million, or 23.8%, to €35.3 million for the year ended December 31, 2020 from €28.5 million for the year ended December 31, 2019. This increase was primarily due to the upgrade of our streaming offer, personnel expenses and marketing expenses.

Operating loss

As a result of the foregoing, operating loss decreased €1.7 million, or 10.3%, to €14.2 million for the year ended December 31, 2020 from €15.9 million for the year ended December 31, 2019.

Finance costs

Finance costs increased €0.2 million, or 93.3%, to €0.5 million for the year ended December 31, 2020 from €0.3 million for the year ended December 31, 2019. The increase was primarily due to an increase in interest expense related to the participating intra-group loans (all of which were capitalized on June 30, 2021 (see Item 5.B. “Liquidity and Capital Resources—Indebtedness”)) partially offset by more favorable foreign exchange differences.

Net loss before tax

As a result of the foregoing, net loss before tax decreased €1.3 million, or 8.5%, to €14.8 million for the year ended December 31, 2020 from €16.1 million for the year ended December 31, 2019.

Income tax benefit/(expense)

There was €1.5 million of income tax expense for the year ended December 31, 2020, compared with €0.1 million of income tax benefit for the year ended December 31, 2019. The change was primarily due to a decrease in permanent differences.

Net loss for the year

As a result of the foregoing, net loss for the year was €16.3 million for the year ended December 31, 2020 and €16.1 million for the year ended December 31, 2019.

Non-GAAP Financial Data

In addition to the measures expressly defined in the IFRS, Codere Online also uses EBITDA, which is a non-GAAP measure, for decision-making. Codere Online believes EBITDA is useful in evaluating Codere Online’s operating performance, as it is similar to measures reported by its public competitors and is regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly-titled measures of performance of other companies in other industries or within the same industry. EBITDA should not be viewed in isolation or as a substitute for the measures presented according to IFRS.

EBITDA is calculated as net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the period	(68,013)	(16,279)	(51,734)	317.8%
Interest expense(1)	81	394	(313)	(79.4)%
Income tax expense/(benefit)	966	1,510	(544)	(36.0)%
Depreciation and amortization	721	932	(211)	(22.6)%
EBITDA	(66,245)	(13,443)	(52,802)	392.8%

(1)	Interest expense was calculated by summing all interest expense accounts that are included within finance costs in the consolidated and combined carve-out income statements.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Spain	1,510	4,723	(3,213)	(68.0)%
Mexico	(12,076)	(7,866)	(4,210)	53.5%
Colombia	(3,996)	(1,250)	(2,746)	219.7%
Other Operations	(1,537)	(134)	(1,403)	n.m.
Supporting Entities	(4,107)	(8,480)	4,373	(51.6)%
Intercompany eliminations	(45,971)	(436)	(45,535)	n.m.
EBITDA	(66,177)	(13,443)	(52,734)	392.3%

EBITDA (Spain)

EBITDA from Spain corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the year	1,292	2,895	(1,603)	(55.3)%
Interest expense	-	281	(281)	n.m.
Income tax expense/(benefit)	68	1,077	(1,009)	(93.7)%
Depreciation and amortization	150	470	(320)	(68.1)%
EBITDA from Spain	1,510	4,723	(3,213)	(68.0)%

EBITDA from Spain decreased €3.2 million, or 68.0%, to €1.5 million for the year ended December 31, 2021 from €4.7 million for the year ended December 31, 2020. The year-on-year change was primarily due to the decrease in operating income from €4.3 million for the year ended December 30, 2020 to €1.3 million for the year ended December 31, 2021, which was driven mainly by an increase in other operating expenses of €4.7 million, partially offset by an increase in revenue of €1.5 million. The increase in other operating expenses was primarily a result of an increase in marketing expenses of €2.7 million (on a gross basis, before intercompany eliminations) during 2021. The highest marketing expenditure levels in 2021 were recorded during the first half of 2021 until May 2021, when new marketing restrictions became effective in Spain, and in December 2021, funded with proceeds from the consummation of the Business Combination on November 30, 2021. This contrasted with marketing spend in 2020 as Codere Online was not able to fully conduct its planned marketing spend due to the disruptions caused by COVID-19 in 2020.

EBITDA (Mexico)

EBITDA from Mexico corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the year	(12,083)	(7,867)	(4,216)	53.6%
Interest expense	-	-	-	-
Income tax expense/(benefit)	-	-	-	-
Depreciation and amortization	7	1	6	600.0%
EBITDA from Mexico	(12,076)	(7,866)	(4,210)	53.5%

EBITDA from Mexico decreased €4.2 million, or 53.5%, to negative EBITDA of €12.1 million for the year ended December 31, 2021 from negative EBITDA of €7.9 million for the year ended December 31, 2020. The year-on-year change was primarily due to an increase in operating loss from €7.9 million for the year ended December 31, 2020 to €12.3 million for the year ended December 31, 2021, which was driven mainly by an increase in other operating expenses of €10.5 million partially offset by an increase in revenue of €6.5 million. The increase in other operating expenses was related primarily to the increase in marketing expenses during 2021 of €10.5 million (on a gross basis, before intercompany eliminations). Marketing spend in December 2021 was funded with proceeds from the consummation of the Business Combination on November 30, 2021. This contrasted with marketing spend in 2020 as Codere Online was not able to fully conduct its planned marketing spend due to the disruptions caused by COVID-19 in 2020.

EBITDA (Colombia)

EBITDA from Colombia corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia.

The following table provides a reconciliation of EBITDA from Colombia to net income/(loss) from Colombia for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the year	(3,999)	(1,252)	(2,747)	219.4%
Interest expense	-	-	-	-
Income tax expense/(benefit)	-	-	-	-
Depreciation and amortization	3	2	1	50.0%
EBITDA from Colombia	(3,996)	(1,250)	(2,746)	219.7%

EBITDA from Colombia decreased €2.7 million to negative EBITDA of €4.0 million for the year ended December 31, 2021 from negative EBITDA of €1.3 million for the year ended December 31, 2020. The decrease was primarily due to an increase in operating loss from €1.3 million to €4.0 million, which was driven mainly by an increase in other operating expenses of €4.4 million partially offset by an increase in revenue of €1.6 million. The increase in other operating expenses was related primarily to the increase in marketing expenses during 2021 of €3.4 million (on a gross basis, before intercompany eliminations). Marketing spend in December 2021 was funded with proceeds from the consummation of the Business Combination on November 30, 2021. This contrasted with marketing spend in 2020 as Codere Online was not able to fully conduct its planned marketing spend due to the disruptions caused by COVID-19 in 2020.

EBITDA (Supporting Entities)

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Malta, Gibraltar, Israel, Spain and the United States.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the year	(15,567)	(9,935)	(5,632)	56.7%
Interest expense	10,107	448	9,659	n.m.
Income tax expense/(benefit)	891	551	340	61.7%
Depreciation and amortization	462	456	6	1.3%
EBITDA from the Supporting Entities	(4,107)	(8,480)	4,373	(51.6)%

EBITDA from the Supporting Entities segment increased €4.4 million, or 51.6%, to negative EBITDA of €4.1 million for the year ended December 31, 2021 from negative EBITDA of €8.5 million for the year ended December 31, 2020. The primary driver of the increase relates to an increase in the interest expense add-back from €0.4 million for the year ended December 31, 2020 to €10.1 million for the year ended December 31, 2021. Note that €10.0 million of this interest expense is eliminated upon consolidation. This increase is partially offset by an increase in operating loss of €9.2 million. The increase in operating loss was driven by an increase in other operating expenses of €16.3 million, partially offset by an increase in revenue of €8.5 million.

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Net income/(loss) for the year	(16,279)	(16,093)	(186)	1.2%
Interest expense(1)	394	194	200	103.1%
Income tax expense/(benefit)	1,510	(53)	1,563	n.m.
Depreciation and amortization	932	1,193	(261)	(21.9)%
EBITDA	(13,443)	(14,759)	1,316	(8.9)%

(1)	Interest expense was calculated by summing all interest expense accounts that are included within finance costs in the combined carve-out income statements.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Spain	4,723	(248)	4,971	n.m.
Mexico	(7,866)	(6,538)	(1,328)	20.3%
Colombia	(1,250)	(2,483)	1,233	(49.7)%
Other Operations	(134)	181	(315)	(174.0)%
Supporting Entities	(8,480)	(5,442)	(3,038)	55.8%
Intercompany eliminations	(436)	(229)	(207)	90.4%
EBITDA	(13,443)	(14,759)	1,316	(8.9)%

EBITDA (Spain)

EBITDA from Spain corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Net income/(loss) for the year	2,895	(650)	3,545	n.m.
Interest expense	281	56	225	401.8%
Income tax expense/(benefit)	1,077	(400)	1,477	n.m.
Depreciation and amortization	470	746	(276)	(37.0)%
EBITDA from Spain	4,723	(248)	4,971	n.m.

In Spain, Codere Online recorded positive EBITDA of €4.7 million for the year ended December 31, 2020 compared to negative EBITDA of €0.3 million for the year ended December 31, 2019. The year-on-year change was primarily due to the increase in operating income from a loss of €1.0 million to income of €4.3 million, which was driven mainly by an increase in revenue of €4.2 million and a decrease in other operating expenses of €0.9 million.

EBITDA (Mexico)

EBITDA from Mexico corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Net income/(loss) for the year	(7,867)	(6,539)	(1,328)	20.3%
Interest expense	-	-	-	-
Income tax expense/(benefit)	-	-	-	-
Depreciation and amortization	1	1	-	-
EBITDA from Mexico	(7,866)	(6,538)	(1,328)	20.3%

EBITDA from Mexico decreased €1.3 million, or 20.3%, to negative EBITDA of €7.9 million for the year ended December 31, 2020 from negative EBITDA of €6.6 million for the year ended December 31, 2019. The decrease was primarily due to an increase in operating loss from €6.5 million to €7.9 million, which was driven mainly by an increase in other operating expenses of €4.5 million partially offset by an increase in revenue of €3.2 million. The increase in other operating expenses was related primarily to the increase in marketing expenses.

EBITDA (Colombia)

EBITDA from Colombia corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia.

The following table provides a reconciliation of EBITDA from Colombia to net income/(loss) from Colombia for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Net income/(loss) for the year	(1,252)	(2,483)	1,231	(49.6)%
Interest expense	-	-	-	-
Income tax expense/(benefit)	-	-	-	-
Depreciation and amortization	2	-	-	-
EBITDA from Colombia	(1,250)	(2,483)	1,233	(49.7)%

In Colombia, Codere Online recorded negative EBITDA of €1.3 million for the year ended December 31, 2020 and negative EBITDA of €2.5 million for the year ended December 31, 2019. The change was primarily due to a decrease in operating loss from €2.5 million to €1.3 million, which was driven mainly by an increase in revenue of €0.9 million and a decrease in other operating expenses of €0.4 million.

EBITDA (Supporting Entities)

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Malta, Gibraltar, Israel and Spain.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2020 and 2019.

	For the year ended December 31,		Change
(in thousands of euros)	2020	2019	€	%
Net income/(loss) for the year	(9,935)	(6,514)	(3,421)	52.5%
Interest expense	448	241	207	85.9%
Income tax expense/(benefit)	551	385	166	43.1%
Depreciation and amortization	456	446	10	2.2%
EBITDA from the Supporting Entities	(8,480)	(5,442)	(3,038)	55.8%

EBITDA from the Supporting Entities segment decreased €3.0 million, or 55.8%, to negative EBITDA of €8.5 million for the year ended December 31, 2020 from negative EBITDA of €5.5 million for the year ended December 31, 2019. The decrease was primarily due to an increase in operating loss from €6.0 million to €9.3 million, which was driven mainly by an increase in other operating expenses of €6.8 million partially offset by an increase in revenue of €3.3 million.

B.	Liquidity and Capital Resources

Liquidity

Codere Online has incurred losses in the operation of its business driven primarily by its operating expenses, including, among others, marketing and professional services expenses, since its inception. Codere Online anticipates that its expenses will increase and that it will continue to incur losses in the future until at least it reaches full-scale commercial operation.

Codere Online measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Since inception and up to the consummation of the Business Combination on November 30, 2021, Codere Online has funded the cash requirements of its business operations primarily through cash flows from operations and shareholder contributions and other financing obtained from the Codere Group.

Upon the consummation of the Business Combination on November 30, 2021, Codere Online received approximately $116 million in cash (approximately $103 million net of transaction fees and expenses). Codere Online had €94.9 million in cash and cash equivalents as of December 31, 2021 (€10.9 million and €8.0 million as of December 31, 2020 and 2019, respectively), of which €3.5 million was restricted (€2.6 million and €2.5 million as of December 31, 2020 and 2019, respectively). Restricted cash corresponded to cash from Spanish clients where the regulation requires Codere Online to maintain one (1) euro as restricted cash for each euro the customer has in the virtual wallet. Based on the above and on its current level of operations, Codere Online believes that cash on hand and cash generated from operations will be adequate to meet its anticipated obligations under its contracts, borrowings requirements and working capital needs for the next twelve months. However, Codere Online cannot provide any assurance that this will be the case or that Codere Online will be commercially successful or achieve or sustain profitability in the future. See Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses for the foreseeable future.”

Codere Online had positive equity of €68.2 million as of December 31, 2021 (negative equity of €39.9 million as of December 31, 2020). The increase in equity as of December 31, 2021 of €108.1 million compared to December 31, 2020 was primarily due to the capitalization of €50.6 million of intra-group borrowings and trade payables and the impact of the Merger.

In connection with the Merger, 15,121,956 shares of DD3 Class A Common Stock, representing all issued and outstanding shares of DD3 Class A Common Stock immediately prior to the Merger Effective Time, but after the Class B Conversion, were contributed to Parent in exchange for the Merger Consideration in the form of one Ordinary Share for each share of DD3 Class A Common Stock pursuant to the Parent Capital Increase, as set forth in the Business Combination Agreement. The Merger was accounted for as a share-based payment transaction under IFRS 2 (Share-based Payment). The difference between the fair value of (i) certain of the securities of DD3 Common Stock and DD3 Warrants, which amounted to €79,145 thousand, and (ii) the net assets of DD3 at that time, amounting to €43,300 thousand, was recorded as an expense of €35,845 thousand in the consolidated and combined carve-out income statement of Codere Online for the year ended December 31, 2021, representing the costs associated with the listing process. The following table sets forth the fair value calculations:

(in thousands except for per security data)	Per Security Value (in USD)(1)	Per Security Value (in EUR)(2)	Number of securities	Fair Value (in USD)	Fair Value (in EUR)
Applicable shares of DD3 Class A Common Stock	$9.42	€8.29	8,407,025	$79,194	€69,695
DD3 Warrants	$1.66	€1.46	6,435,000	$10,682	€9,450
			14,842,025	$89,876	€79,145
Net assets of DD3					€43,300
Excess of net assets (listing costs)					€35,845

(1)	Closing price on Nasdaq on November 30, 2021.

(2)	Converted using the exchange rate at November 30, 2021 of €0.8805 per US$1.00.

Further, the Parent Warrants and cash received in connection with the Merger were accounted for under IAS 32 as financial liabilities and financial assets, respectively. As set forth in the table below, Codere Online recognized an equity impact of €128,810 thousand in connection with the Merger pursuant to IFRS 2 and IAS 32. Related thereto, Codere Online recorded €35,845 thousand of service costs and €102,425 thousand of cash, net of €9,450 thousand of warrant liabilities.

	Shares	Cash (USD)	Cash (EUR)(2)	Issued Capital (EUR)	Share Premium (EUR)	Total Equity (EUR)
Ordinary Shares issued to certain holders of shares of DD3 Class A Common Stock	8,407,025	$49,177	€43,300	€8,407	€61,288	€69,695
Additional Ordinary Shares issued to remaining shareholders of DD3(1)	6,714,931	$67,149	€59,124	€6,715	€52,410	€59,124
Total Ordinary Shares issued to holders of DD3 Common Stock	15,121,956	$116,327	€102,425	€15,122	€113,697	€128,819

(1)	Consists of (i) 3,931 Public Shares acquired by Baron in the IPO, (ii) the Forward Purchase Shares and (iii) the PIPE Shares.

(2)	Converted using the exchange rate at November 30, 2021 of €0.8805 per US$1.00.

See Notes 2 and 9 to the Annual Financial Statements for further information regarding equity transactions. The majority of the negative equity as of December 31, 2020 was the result of net losses generated in previous years by companies that are part of the combined perimeter of the Annual Financial Statements.

Codere Online had positive working capital amounting to €73 million as of December 31, 2021 (negative working capital of €19.7 million as of December 31, 2020). The increase in working capital from December 31, 2020 to December 31, 2021 was primarily due to the cash received from the consummation of the Business Combination of €89.4 million. See Notes 7 and 9 to the Annual Financial Statements for further information related to these proceeds. The negative working capital at December 31, 2020 was generated mainly by operating losses.

Codere Online expects its working capital requirements to increase in the immediate future, as it consolidates its position in the Spanish market, invests in becoming an operator of reference in the Latin American market, launches its operations in Argentina (following LOTBA’s approval in December 2021), increases its marketing expenses and enhances its platform. As a result thereof, Codere Online may seek additional funding in the future, including through a combination of equity or debt financings, third-party funding or other sources and arrangements. If any needed financing is not available, or if the terms of financing are less desirable than Codere Online expects, it may be forced to decrease its level of investment in its platform, new product launches or related marketing initiatives or to scale back its existing operations, which could have an adverse impact on Codere Online’s business and financial prospects.

Indebtedness

As of December 31, 2021, Codere Online’s indebtedness primarily consisted of current financial liabilities in the form of borrowings with related parties and non-current financial liabilities in the form of warrants. As of December 31, 2020, Codere Online’s indebtedness primarily consisted of current and non-current financial liabilities in the form of borrowings with related parties.

Codere Online’s borrowings, which amounted to €3.0 million as of December 31, 2021 (€39.2 million as of December 31, 2020), consisted of €3.0 million of current borrowings (€17.8 million as of December 31, 2020) and no non-current borrowings (€21.4 million as of December 31, 2020). During 2021, Codere Online capitalized €38.5 million of its current and non-current borrowings with entities from the Codere Group, thus significantly reducing Codere Online’s debt. As of December 31, 2021 and 2020, current borrowings related to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €2.2 million and €17.8 million, respectively. As of December 31, 2021, there were no non-current borrowings. As of December 31, 2020, the non-current borrowings related to participating loans from entities in the Codere Group.

All transactions between Codere Online and other Codere Group companies were made at arm’s-length.

Codere Online had the following intra-group current financial liabilities as of December 31, 2021, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	937	-	1,165
Codere Operadora de Apuestas S.L.	-	-	-	468
Codere Apuestas España S.L.	-	-	-	749
King Bingo S.R.L.	-	1	-	3
OBIN	26	(18)	-	-
CTEC	50	-	-	-
CITATI	-	(7)	-	-
Other retail companies of the Codere Group	-	-	1,776	520
Other Latin American retail companies of the Codere Group	-	2,405	1,143	824
Total	76	3,318	2,919	3,729

During 2021, Codere Online reduced its debt held with Codere Group entities through the capitalization of €50.6 million. This significantly reduced current borrowings and reduced non-current borrowings to nil. The debt that was capitalized had been formalized between Codere España, S.L. and SEJO for €28.1 million, Codere Newco and OMSE for €4.8 million, Codere Newco and SEJO for €13.9 million, Latin American companies for €2.8 million and Codere Scommese S.r.l and Codere Italy S.A.U. for €1.0 million. Therefore, pursuant to the Business Combination Agreement, prior to the Merger Effective Time, Codere Newco and SEJO either capitalized or canceled all outstanding indebtedness of SEJO and its subsidiaries by Codere Newco or any of its subsidiaries (other than Parent) so that at the Exchange Effective Time neither SEJO nor any of its subsidiaries had any indebtedness outstanding.

Therefore, pursuant to the Business Combination Agreement, prior to the Merger Effective Time, Codere Newco and SEJO had capitalized all outstanding indebtedness of SEJO and its subsidiaries by Codere Newco or any of its subsidiaries (other than Parent) so that at the Exchange Effective Time neither SEJO nor any of its subsidiaries had any indebtedness outstanding.

Cash Flows Summary

Presented below is a summary of Codere Online’s consolidated and combined carve-out operating, investing and financing cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
(in thousands of euros)
Net cash provided by/(used in):
Operating activities	(5,192)	3,856	(1,242)
Investing activities	(83)	(72)	(275)
Financing activities	89,332	(175)	6,814
Effect of exchange rate on cash and cash equivalents	(50)	(726)	91
Net change in cash and cash equivalents	84,007	2,883	5,388

Cash Flows from Operating Activities

Net cash used in operating activities was €5.2 million for the year ended December 31, 2021 compared to net cash provided by operating activities of €3.9 million for the year ended December 31, 2020. The change of approximately €9 million was primarily due to the increase in the marketing expenditure during 2021, which contrasted with the lower marketing expenditure in 2020 due to the restrictions on marketing that were in place as a result of the pandemic. In 2021, Codere Online significantly increased its spending on marketing until May 2021, when new marketing restrictions became effective in Spain (see Item 3.D. “Risk Factors—Risks Related to Codere Online—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes”). The increase in marketing expenses driving the cash outflow was partially offset by an increase in revenue as a result of an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses. An additional driver of the increase in cash used in operating activities was a result of the Company’s increase in professional services and other expenses, including higher expenses for the streaming service due to additional sports being added to the service as well as increased broadcast costs.

Net cash provided by operating activities was €3.9 million for the year ended December 31, 2020 compared to net cash used in operating activities of €1.2 million for the year ended December 31, 2019. The change of €5.1 million was primarily due to changes in working capital, specifically, an increase in income taxes payable as compared to 2019.

Cash Flows from Investing Activities

Net cash used in investing activities was approximately €0.1 million for the years ended December 31, 2021 and 2020. The Company did not make any significant investments in 2021 or 2020. Therefore, the cash outflows from investing activities remained stable.

Net cash used in investing activities was approximately €0.1 million for the year ended December 31, 2020 compared to €0.3 million for the year ended December 31, 2019. The change of €0.2 million was primarily due to the decrease in receivables from payment service providers as a result of the decrease in deposits made by customers through these payment service providers to their online wallets compared to 2019.

Cash Flows from Financing Activities

Net cash provided by financing activities was €89.3 million for the year ended December 31, 2021 compared to net cash used in financing activities of €0.2 million for the year ended December 31, 2020. The change was mainly attributable to the proceeds received from the consummation of the Business Combination in 2021, which amounted to €89.4 million.

Net cash used in financing activities was €0.2 million for the year ended December 31, 2020 compared to cash flows provided by financing activities of €6.8 million for the year ended December 31, 2019. The change was mainly attributable to the drawdown, in 2019, of €7.9 million of additional debt from Codere Group entities by Codere Online.

Trade Receivables and Other Current Assets

Codere Online’s trade receivables and other current assets, which amounted to €5.9 million as of December 31, 2021 (€1.7 million as of December 31, 2020), consisted primarily of receivables from the Codere Group companies, current tax asset related to value added tax (VAT), prepaid expenses and other receivables. Fluctuations in trade receivables and other current assets were mainly driven by changes in receivables from the Codere Group companies and in the current tax asset related to value added tax (VAT).

Trade Payables and Other Current Liabilities

Codere Online’s trade payables and other current liabilities, which amounted to €28.6 million as of December 31, 2021 (€19.2 million as of December 31, 2020), consisted of trade payables, customer online wallets, accrued expenses and other current liabilities. Fluctuations in trade payables and other current liabilities are mainly driven by the growth of the business. With the cash inflow received from the consummation of the Business Combination in 2021, Codere Online immediately increased its marketing expenditures, which significantly increased its payables with suppliers.

Contractual Obligations and Commitments

The following table summarizes Codere Online’s contractual obligations and other commitments for cash expenditures as of December 31, 2021, and the years in which these obligations were due:

	Payments Due by Period
(in thousands of euros)	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations:
Non-current borrowings	-	-	-	-
Current borrowings	2,984	2,984	-	-
Total	2,984	2,984	-	-

Off-Balance Sheet Arrangements

As of December 31, 2021, Codere Online did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C.	Research and development, patents and licenses, etc.

We expect that Codere Online will be making selective investments to support the development of its technology platform, as it believes its ability to grow its market position depends, in part, on technologies that allow for more efficient and effective CRM campaigns. These investments would be made either directly by Codere Online and/or indirectly through the Codere Group, which would recover the amount of such investments over a period of between three to five years through service fees as established in the Platform and Technology Services Agreement.

Codere Online does not currently own any material registered intellectual property. Codere Online’s intellectual property portfolio consists substantially of licensed intellectual property, including the “Codere” trademarks licensed pursuant to the Relationship and License Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” In addition, pursuant to the Sponsorship and Services Agreement, Codere Online became the licensee of certain rights, marks, names, images, designations, anthems, photographs and brands set forth under the RM Sponsorship Agreement, as well as the licensee or assignee, as applicable, of new sponsorship rights under sponsorship agreements entered into by Codere Newco and certain of its affiliates as negotiated and agreed between SEJO and Codere Newco from time to time (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”). Furthermore, Codere Newco is the licensee of certain additional intellectual property under the Platform and Technology Services Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.” Codere Online also licenses certain third-party intellectual property (such as games) under licenses and service agreements with those third parties, including through agreements with gaming content creators and service providers.

Codere Online is required to obtain, renew and maintain licenses in order to conduct its operations. Certain of Codere Online’s licenses currently require that an operating retail presence be maintained (including, licenses in Mexico, Panama and Colombia). In addition, certain jurisdictions (such as Spain) require game-specific licenses in addition to a general license. As part of the Restructuring and Exchange, the Codere Group transferred to subsidiaries of Parent the licenses under which Codere Online operates in its core regions, except as indicated herein with respect to Mexico, Colombia, Panama and the City of Buenos Aires (Argentina).

For more information, see Item 4.B. “Business Overview.”

D.	Trend Information

See Item 5.A. “Operating Results.”

E.	Critical Accounting Policies and Estimates

The Annual Financial Statements have been prepared in accordance with IFRS, as issued by the IASB and pursuant to the interpretations issued by the Interpretation Committee of the IASB.

The preparation of these financial statements requires Codere Online to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Codere Online’s estimates are based on its historical experience and on various other factors that Codere Online believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. Codere Online believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While Codere Online’s significant accounting policies are described in the notes to the Annual Financial Statements, Codere Online believes that the following accounting policies require a greater degree of judgment and complexity and are the most critical to understanding its financial condition and historical and future results of operations. For additional information on Codere Online’s critical accounting policies and estimates, see Note 3 to the Annual Financial Statements.

Basis of consolidation

The Annual Financial Statements incorporate the financial statements of Parent and entities controlled by Parent as of December 31, 2021. Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

Parent holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which Codere Online is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO will initially hold 95% and the economic rights over the remaining 5% once it is incorporated and duly registered (see Item 7.B. “Related Party Transactions—Material Agreements—Argentina Restructuring Agreement”). Consolidation of a subsidiary begins when Codere Online obtains control over the subsidiary and ceases when Codere Online loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date Codere Online gains control until the date when Codere Online ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with Codere Online’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of Codere Online are eliminated on consolidation.

Regarding the Restructuring of the entities under common control and management by the Codere Group, this was treated as a reorganization of entities under common control, which is outside of the scope of IFRS 3 (Business Combinations). Accordingly, Codere Online made an accounting policy choice to present business combinations under common control using the “predecessor accounting method” or “pooling of interest method”, which means the assets and liabilities of the entities subject to the Restructuring were reflected at their carrying amounts in Codere Group’s consolidated financial statements. No adjustments were made to reflect fair values or recognize any new assets or liabilities at the Exchange Effective Time that would otherwise be done under the acquisition method. Additionally, any difference between the consideration paid/transferred and the aggregate book value of the assets and liabilities of the acquired entities as of the Exchange Effective Time was reflected as an adjustment to equity.

The Annual Financial Statements were prepared using Codere Group’s historical basis in the assets and liabilities and include all revenues, expenses, assets and liabilities attributed to Codere Online as part of the Restructuring, including certain general and administrative services provided by Codere Group. Following the consummation of the Business Combination on November 30, 2021, these general and administrative services continue to be provided by the Codere Group either directly or through certain third-party services providers, as described in more detail under Item 7.B. “Related Party Transactions—Material Agreements.” Codere Online believes that by including these costs, the Annual Financial Statements include a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by Codere Online if it had operated as an independent, publicly traded company during the precedent periods or of the costs expected to be incurred in the future.

Financial instruments

Financial assets and financial liabilities are recognized when a Codere Online group entity becomes a party to the contractual provisions of a financial instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at fair value through net income or loss, are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated and combined carve-out income statement.

Accounting for Parent Warrants

The Parent Warrants meet the definition of a derivative financial instrument as they represent written put options that give the holders of the Parent Warrants the right to exchange them for Ordinary Shares at a fixed price. Although the Parent Warrants may be exchanged for Ordinary Shares pursuant to the terms of the Warrant Agreement, the Parent Warrants were classified as a derivative financial liability measured at fair value through profit or loss, and not as an equity instrument, pursuant to IFRS 9 (Financial Instruments). Changes in the fair value of the financial liability are presented in the consolidated and combined carve-out income statements under the heading “Finance income / (costs)”.

Revenue

Revenue from contracts with customers is recognized when service is provided to the customer at an amount that reflects the consideration to which Codere Online expects to be entitled in exchange for those services. Codere Online has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before providing them to the customer.

Online gambling

Codere Online generates its revenues from online gambling, including online casino and online sports betting. Codere Online recognizes revenue from online gambling at the point in time at the conclusion of each wager and is recorded as gambling revenue in the accompanying consolidated income statement, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. Codere Online reports all the wins as revenue and Codere Online’s provider’s share is reported in other operating expenses.

Balances related to revenue

A contract liability is the obligation to provide the gambling service to a customer for which Codere Online has received consideration from the customer, at which time a contract liability is recognized under trade payables and other current liabilities. For example, online sports betting involves a player placing a wager on a particular outcome of a sporting event at some fixed odds.

Taxation

Taxes payable are calculated based on taxable income for the year. Taxable income differs from income before tax because of certain income or expense items from past periods may be taxable or deductible in future periods and certain income or expense items are not taxable or deductible, as applicable. Taxes are calculated using applicable rates as of the end of the reporting period.

Quantitative and Qualitative Disclosures about Market Risk

Codere Online is exposed to a variety of market and other risks, including the effects of changes in foreign currency exchange rates and liquidity, as well as credit risks and other risks and hazard events.

Liquidity risk

Codere Online is exposed to liquidity risk in the event that a mismatch arises between its financing needs, including operating and financial expenses and investments, and its sources of financings, including revenues, divestments and credit lines from financial institutions and financial instruments from related parties (including capital contributions).

Codere Online’s general financial policy consists of managing liquidity to ensure that funds required for future obligations are available via cash from operations and, at times, other financing sources from related parties and/or third parties.

Exchange rate risk

Codere Online is exposed to exchange rate risk given that its functional currency is the euro and the value of any financial assets and liabilities denominated in a different currency is subject to variations as a result of fluctuations in the relevant exchange rates.

The balances of Codere Online related to foreign currency are considered non-significant and almost all with related parties. With the aim to protect its solvency and financial results, Codere Online actively manages exchange rate risks through internal policies to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimize its financial costs.

Sensitivity analysis

The following table details the sensitivity of Codere Online’s consolidated and combined carve-out income statement (net loss) and changes in equity for the years ended December 31, 2020 and 2019, to a 10% increase and decrease, as indicated below, in the euro against the relevant foreign currencies (Colombian peso (COP), Mexican peso (MXN) and Israeli new shekel (ILS) and, for the year ended December 31, 2021, British Pound Sterling (GBP) and United States Dollar (USD)). The analysis assumes that all variables, in particular interest rates, remain constant.

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 31, 2021	Income statement	Equity	Income statement	Equity
COP/EUR	4,509.1	109	-	(109)	-
MXN/EUR	23.2	496	-	(496)	-
GBP/EUR	0.8	0	-	(0)	-
USD/EUR	1.1	8,592	-	(8,592)	-
ARS/EUR	116.3	173	-	(173)	-
ILS/EUR	3.5	55	-	(55)	-

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 31, 2020	Income statement	Equity	Income statement	Equity
COP/EUR	4,212.0	(44)	-	44	-
MXN/EUR	24.5	(212)	-	212	-
ILS/EUR	3.9	(6)	-	6	-

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 31, 2019	Income statement	Equity	Income statement	Equity
COP/EUR	3,681.5	59	-	(59)	-
MXN/EUR	21.2	(11)	-	11	-
GBP/EUR	0.8	21	-	(21)	-
ILS/EUR	3.9	(1)	-	1	-

Credit risk

Codere Online is exposed to the risk of a counterparty to an agreement not complying with its contractual obligations, thus negatively affecting results of operations of Codere Online. Codere Online’s main financial assets exposed to credit risk are trade receivables and other current assets and current financial assets.

Impairment provisions are determined on the basis of lifetime expected credit losses, including those expected at the individual level, using reasonable and supportable forward-looking information, based on the best information available at the date of authorizing the financial statements for issue. They are re-estimated at every reporting date on an individual basis, using the following criteria:

●	the age of the debt;

●	the existence of financial difficulties, including bankruptcy proceedings; and

●	an analysis of the debtor’s ability to repay the loan extended.

As described in Note 3 to the Annual Financial Statements, Codere Online’s historical credit loss experience between Codere Group entities is nil. The expected credit loss is estimated based on external risk parameters that are publicly available, such as the probability of default (PD) of the Codere Group and a loss given at default (LGD) of 100%.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

As of the date of this annual report, the Parent Board is composed of seven directors:

Name	Age	Title
Patrick Joseph Ramsey(1)	48	Director and Chairman of the Parent Board
Moshe Edree(2)	55	Director and Chief Executive Officer
Oscar Iglesias(2)	47	Director and Chief Financial Officer
Alejandro Rodino(2)	48	Director
Laurent Teitgen(2)	43	Director
Dr. Martin M. Werner(3)	58	Director
Daniel Valdez(3)	40	Director

(1)	Jointly nominated by Codere Newco and the Sponsor, pursuant to the Nomination Agreement.
(2)	Nominated by Codere Newco, pursuant to the Nomination Agreement.
(3)	Nominated by the Sponsor, pursuant to the Nomination Agreement.

Pursuant to the Nomination Agreement, during the Sponsor Proposal Period, the Parent Board will consist of seven (7) directors and (i) Codere Newco will have the right to propose for appointment four (4) Codere Newco Directors; (ii) the Sponsor will have the right to propose for appointment two (2) Sponsor Directors; and (iii) Codere Newco and the Sponsor will have the right to jointly propose for appointment the Industry Expert Independent Director. After the Sponsor Proposal Period, Codere Newco will have the right to propose for appointment five (5) directors, with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). Both during and after the Sponsor Proposal Period, at least one (1) of the Codere Newco Directors shall qualify as a Luxembourg tax resident.

Codere Newco will have the right to propose for reappointment the Codere Newco Directors and the Sponsor will have the right to propose for reappointment the Sponsor Directors appointed within the Sponsor Proposal Period; provided that one (1) Sponsor Director shall not have the right to serve as director past the second annual shareholders’ meeting of Parent after the Closing Date and the second Sponsor Director shall not have the right to serve as director past the third annual shareholders’ meeting of Parent after the Closing Date.

Pursuant to the Nomination Agreement, the Parent audit committee shall include at least one (1) Codere Newco Director and one (1) Sponsor Director (in either case only to the extent such director (i) qualifies as an independent director and (ii) meets the heightened independence requirements applicable to audit committees under the SEC rules and regulations and under the criteria established by the Nasdaq). Further, Codere Newco will have the right, but not the obligation, to propose for appointment one (1) non-executive, non-independent director as an observer to the audit committee to be appointed by the Parent Board, subject to compliance with Rule 10A-3 under the Exchange Act.

The initial term of office of each director will be for a maximum period of one (1) year until the annual general meeting of the shareholders of Parent, which is currently expected to be held on or about June 30, 2022, in each case beginning on the day immediately following the date of his/her appointment.

The following is a brief summary of the business experience of the current members of the Parent Board. Unless otherwise indicated, the business address for the members of Parent Board is the same as Parent’s business address: 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Patrick Joseph Ramsey. Mr. Ramsey currently serves as the Chairman of the Parent Board and as a member of the audit committee of the Parent Board. Mr. Ramsey started his career at Harrah’s (now Caesars Entertainment), where he held various management and executive positions around the United States. In 2008, he joined Multimedia Games, a Nasdaq-listed casino gaming technology company, and became the Chief Executive Officer of that business in 2010. The company was sold in December of 2014. After the sale, he joined Aristocrat Technologies, a global gaming technology company, as the Chief Digital Officer and currently serves as the Lead US Director for the Board and the Chairman of the Regulatory and Compliance Committee. In addition, he is a member of the Board of Directors of Simplebet, a member of the Operating Council of Arrow International and serves as a consultant to EPR Properties, a publicly traded REIT focused on experiential real estate. Mr. Ramsey also serves on the Executive Committee for the TPC Shriners Invitational Golf Tournament, he is the Vice Chairman of the Board of Trustees and the head wrestling coach for The Meadows School, and serves as an investor and Board Observer to Worldwide Golf. Mr. Ramsey holds a BA in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.

Moshe Edree. Mr. Edree currently serves as the Chief Executive Officer of Parent and as a member of the Parent Board. Mr. Edree has served as SEJO’s Chief Executive Officer since January 1, 2022. He has also served as Chief Operating Officer and Director in one of the subsidiaries of the Codere Group since 2018, for which he planned and executed a reorganization process and took on responsibility for developing Codere Online. Mr. Edree had various roles in his around two decades of experience in management and directorship in the online gaming world. Between 2012 and 2016, Mr. Edree held an ownership interest as a shareholder of the company that provided services to Ladbrokes to set up its online division. He took a leading role in establishing Ladbroke’s online division and optimizing its digital processes. Between 2010 and 2014, Mr. Edree served as non-executive director of NetPlay TV PLC. Between 2009 and 2012, he also served as Chief Operating Officer of Playtech Turnkey Solution, where he also provided strategic guidance on planning, business and market development for Playtech B2C Partnership. Previously, he was a shareholder and held the office of CEO at IMIntermedia Ltd. Mr. Edree was also a shareholder and partner of Europartners and, since 2012, has served as chairman of Amandi Energy, Ghana. Mr. Edree is founder, owner and holds the office of Chief Executive Officer at Media Serve Ltd. He also serves as director in the board of directors of Top Archive Ltd and Twin City Ltd and provides services to Marketplay Ltd as an advisor to its board of directors on marketing and strategy. In addition, since 2010, Mr. Edree has been a shareholder of Luckyfishgames.com, where he oversaw the creation of this platform focusing on soft casino games tailored to social networks. Mr. Edree earned a Bachelor of Science from the Tel Aviv University and the Holon Institute of Technology in Israel, as well as a Bachelor of Arts from the Pratt University in New York, and a Master of Science in Project Management from the University of Bridgeport (Connecticut).

Oscar Iglesias. Mr. Iglesias currently serves as the Chief Financial Officer of Parent and as a member of the Parent Board. Mr. Iglesias has served since 2015 as Deputy CFO of Codere Group and, since 2017, as Director of Corporate Development. Mr. Iglesias has served as officer and as a member of the board of directors of multiple subsidiaries of the Codere Group and continues to serve as a member of the board of directors of CCJV S.A.P.I. de C.V. and HR Mexico City Project Co. S.A.P.I. de C.V., two subsidiaries of the Codere Group. His previous experience includes CFO and Head of Corporate Development for Franklyn Hotels & Resorts (Barcelona), principal with the private equity group WL Ross & Co. LLC (New York), and roles within the investment banking and equity research departments of Bear, Stearns & Co. Inc. (New York). Mr. Iglesias graduated from the McIntire School of Commerce at the University of Virginia and has an MBA from Columbia Business School. Oscar is a citizen of both the United States and Spain.

Alejandro Rodino. Mr. Rodino currently serves as a member of the Parent Board and as a non-voting observer of the audit committee of the Parent Board. Mr. Rodino is currently Chief Strategy and Corporate Officer for Codere Group, prior to that he also served as COO of the Spanish retail business and was a member of the Office of the CEO. Mr. Rodino provides consultancy and other services to the Codere Group under a consultancy contract between the Codere Group and Jusvil, S.A. Mr Rodino has extensive experience in the gaming industry having been involved with Codere Group either as advisor or employee since 2003. Mr Rodino is also a co-founder of G3M Partners a gaming consultancy founded in 2012, which worked for several years as an operating partner of certain investment funds that have been shareholders of the Codere Group. Prior to Codere Group, Mr Rodino was an investment banker at Violy, Byorum & Partners, based out of New York, where he worked on several M&A, Capital Raising and Strategic advisory assignments for clients in Latin America. He also worked as a management consultant in Buenos Aires, Argentina. Mr. Rodino earned a Bachelor’s degree in Economics from the Catholic University of Argentina as well as an MBA from the Instituto de Empresa in Madrid.

Laurent Teitgen. Mr. Teitgen currently serves as a member of the Parent Board and as a member of the audit committee of the Parent Board. He has also served as a member of the board of directors and as a member of the audit committee of the board of NeoGames S.A. since April 2017. Mr. Teitgen currently serves on the board of directors of Ellomay Luxembourg Holdings S.à r.l., Chelsey Investissement S.C.A., Menora Central Europe Investments S.A., MiddleCap Group S.A. and Kaman Lux Holding S.à r.l. Mr. Teitgen is also the Head of the accounting department at Fiduciaire Jean-Marc Faber S.à r.l. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra). Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

Dr. Martin M. Werner. Dr. Werner currently serves as a member of the Parent Board and as the Chairman of the audit committee of the Parent Board. Dr. Werner was DD3’s Chief Executive Officer and Chairman of the Board of DD3 until the consummation Business Combination. Since January 2021, Dr. Werner has also served as the Chief Executive Officer and Chairman of the Board of DD3 Acquisition Corp. III (“DD3 Acquisition III”). Dr. Werner served as the Chief Executive Officer and Chairman of DD3 Acquisition Corp. I (“DD3 Acquisition I”) from July 2018 until the consummation of its business combination with Betterware de México, S.A.B de C.V. (NASDAQ: BWMX) (“Betterware”) in March 2020, and continues to serve as a member of Betterware’s board of directors. He is a co-founding partner of DD3 Capital, a private investment and financial services firm headquartered in Mexico City that provides a wide range of financial services to clients including, among others, merger and acquisitions advisory, equity and debt capital raising advisory and advisory in highly structured debt financing and financial restructurings. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. From 2011 to December 2019, Dr. Werner served as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), one of Mexico’s largest private concessionaires operating more than 760 kilometers of toll roads, which was previously owned by Goldman Sachs Infrastructure Partners, from 2007 until its sale to Abertis Infraestructuras S.A. and GIC Special Investments Pte Ltd. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Finance Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s public debt during the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion. He was previously a member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States, and is currently a member of the Board of Directors of Empresas ICA, a leading infrastructure construction company in Mexico, and of Grupo Aeroportuario del Centro Norte, one of Mexico’s largest airport operators. He is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor’s degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

Daniel Valdez. Mr. Valdez currently serves as a member of the Parent Board. Mr. Valdez served as an independent director of the board of directors of DD3 until the consummation of the Business Combination. He has also served as a director (alternate) for Betterware since December 2018, when his co-led special purpose vehicle, Promotora Forteza, S.A. de C.V., acquired a minority stake in the business. He is a Managing Partner of Alternative Investments and Portfolio Manager (Public Equities) for MG Capital. Mr. Valdez has also served as an independent member of investment committees for several public and private investment trusts. Prior to joining MG Capital, he held Senior Analyst positions at prominent hedge funds: Sigma Capital Management from 2012 to 2014; Eton Park Capital Management from 2011 to 2012; and Surveyor Capital (Citadel) from 2010 to 2011. Prior to joining Surveyor Capital, Mr. Valdez worked as an Investment Banking Associate for Morgan Stanley in New York from 2008 to 2010. While at Morgan Stanley, he joined the Technology, Media & Telecom group executing several initial equity offerings, mergers and acquisitions, and debt offerings transactions. Mr. Valdez earned an MBA from the Harvard Business School and a Bachelor of Science from Stanford University.

Code of Ethics

See Item 16B “Code of Ethics.”

Senior Management

As of the date of this annual report, the following persons serve as Parent’s senior managers:

Name	Age	Title
Moshe Edree(1)	55	Chief Executive Officer
Oscar Iglesias(2)	47	Chief Financial Officer
Gonzalo de Osma	49	Chief Accounting Officer
Aviv Sher	42	Chief Operating Officer
Alberto Telias	39	Chief Marketing Officer
Yaiza Rodríguez	35	General Counsel
Deborah Guivisdalsky	41	Head of CRM/VIP

(1)	Mr. Edree is an employee of Codere Online since January 1, 2022. For further information, see Item 8.C. “Board Practices—Chief Executive Officer Agreements”.
(2)	Mr. Iglesias is an employee of Codere Online since January 1, 2022.

For biographical information concerning Messrs. Moshe Edree and Oscar Iglesias, see “—Board of Directors”.

Gonzalo de Osma. Mr. de Osma currently serves as the Chief Accounting Officer of Parent. Mr. de Osma has been Codere Group’s Digital Division Chief Financial Officer and member of its Board of Directors since September 2018. Mr. De Osma had various roles in his more than 14-year career at Codere Group and, prior to joining the Digital Division, he was Chief Financial Officer and member of the Board of Directors and Steering Committee of the Codere Group’s Mexican Business unit where it supervised a diversified portfolio, including gaming halls, racetrack, an exhibition center and an amusement park. At that moment, Mr. De Osma lead negotiations on the first international bank loan granted to a Mexican gaming company. In 2017, Mr. De Osma actively participated in the valuation, negotiation and final purchase of a minority stake in the main Mexican Subsidiary of the Codere Group. Previously, he was responsible for the successful merger integration of the joint business under which the Codere Group operated in Mexico. Additionally, he has led several M&A projects, productivity initiatives and implemented cost reductions. Mr. De Osma earned a Bachelor in Business Administration by the University of Wales.

Aviv Sher. Mr. Sher currently serves as the Chief Operating Officer of Parent. Mr. Sher has been Codere Group’s Digital Division Director of Operations for the past three years. Mr. Sher is also the Israeli site manager and director. Mr. Sher oversees all the day-to-day operations across Codere Group sites globally, supervising various teams. Previously, Mr. Sher was General Manager at Primegaming for nine years, where he helped to build a company from five to 50 employees and grew the company online portfolio from one brand to multiple brands. Mr. Sher was a founding team member of Neogames (Nasdaq: NGMS), where he helped to build all its divisions from scratch and left while holding the role of COO three years later. Mr. Sher has a BA and an MBA with finance specialty from Bar Ilan University.

Alberto Telias. Mr. Telias currently serves as the Chief Marketing Officer of Parent. Mr. Telias has been with Codere Group since 2018, first as Acquisition Marketing Manager and, since 2020, as digital Chief Marketing Officer. Mr. Telias served as Head of Paid Social for the Stars Group from 2016 working with the brand PokerStars in all of the regions where they had operations and introducing the new brands of the group PokerStars Casino and BetStars to the regulated markets. In 2010, he joined William Hill as an account manager to take responsibility of the media on the new license acquired by the company in Spain and after three years working on positioning the brand in the Spanish market he moved to take responsibility of the new channel of communication of such company, Paid Social, for all of the countries where it operated. In 2008, he earned a Bachelor of Business and Administration with mention in Marketing at Universidad Nacional Andres Bello.

Yaiza Rodriguez. Ms. Rodriguez currently serves as the General Counsel of Parent. Ms. Rodríguez has been a member of the corporate legal department of Codere Group since 2016, focusing on M&A, corporate finance and restructuring matters. Her previous experience includes working as an M&A and corporate finance attorney in Herbert Smith Freehills and Cuatrecasas. Ms. Rodríguez has an L.L.B. in English Law and European Legal Studies from the University of Reading, an LL.M. in Business Law from Instituto de Empresa and is admitted to the New York Bar, qualified as a Solicitor in England & Wales and qualified as a Spanish attorney.

Deborah Guivisdalsky. Ms. Guivisdalsky currently serves as the Head of CRM/VIP of Parent. Ms. Guivisdalsky has been Codere Group’s Malta site manager for the past four years. She was responsible for the opening of the offices in Malta and the establishment of the different teams and departments. Ms. Guivisdalsky currently oversees all the day-to-day operations across the different teams sitting in Malta such as Fraud, Payments, VIP and CRM. Previously, Ms. Guivisdalsky worked at Ladbrokes as Head of VIP in Gibraltar where she created and managed a team of 60 persons. Previously, Ms. Guivisdalsky was Head of Casino at Xwise, where she helped to build the teams and managed employees directly under her responsibility. Ms. Guivisdalsky was also in charge of the operations handling for VIP, CRM and Customer Support as part as her tasks for over seven years.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

B.	Compensation

Compensation of Directors and Senior Management

Director Compensation

Luxembourg law does not provide for limitations with respect to the aggregate annual compensation paid to the members of Parent Board, such compensation should however be consistent with Parent’s compensation policy.

The general meeting of the shareholders of Parent will determine the remuneration of Parent directors. On November 26, 2021, the sole shareholder of Parent resolved to authorize the payment of a maximum amount of €225 thousand (excluding VAT) as aggregate compensation to the directors who are entitled to compensation under the Nomination Agreement for serving on the Parent Board until the annual shareholders’ meeting of Parent to be held in 2022. Changes to such compensation policy will require a vote of the general meeting of the shareholders of Parent by simple majority of votes cast.

Pursuant to the Nomination Agreement, only Patrick Joseph Ramsey and Laurent Teitgen (the “Remunerated Directors”) are entitled to compensation for serving on the Parent Board. None of the other five (5) directors are entitled to compensation for serving on the Parent Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

Executive Compensation

Decisions with respect to the compensation of certain members of Parent’s senior management are expected to be made by the Parent Board.

Aggregate Compensation of Directors and Senior Management

For the year ended December 31, 2021, the aggregate base compensation paid by the Codere Group to the group of individuals currently serving as members of the senior management team of Parent was approximately €1.6 million. This amount does not include other de-minimis benefits including, but not limited to, relocation travel, professional and business expenses and benefits in kind reimbursed or paid by the Codere Group. The amount also does not include up to €0.4 million in variable compensation that may be paid for the year ended December 31, 2021 by Codere Online Business to certain individuals who are currently serving as Parent’s senior managers.

With respect to the members of the Parent Board, the Remunerated Directors’ compensation from Parent for the year ended December 31, 2021 amounted to an aggregate amount of €16 thousand. In addition, Alejandro Rodino renders services to the Codere Group through Jusvil S.A. and GE3M, S.R.L., an affiliate of Jusvil, S.A., with whom the Codere Group entered into a consultancy contract on February 27, 2020, superseding a prior consultancy contract dated January 12, 2018 and amended on November 13, 2019. For the year ended December 31, 2021, Jusvil S.A. and GE3M, S.R.L. invoiced an aggregate of approximately €1.7 million to the Codere Group.

Dr. Martin M. Werner and Daniel Valdez did not receive any compensation from the Codere Group, Codere Online or from DD3 for the year ended December 31, 2021. Commencing on December 7, 2020 through the consummation of the Business Combination, DD3 was obligated to pay the Sponsor $10,000 per month for providing DD3 with general and administrative services, including office space, utilities and administrative support. However, this arrangement was solely for DD3’s benefit and was not intended to provide DD3’s former officers or directors, including Dr. Martin M. Werner and Daniel Valdez, compensation in lieu of a salary. To Parent’s knowledge, other than the $10,000 per month administrative fee and the repayment of loans from the Sponsor, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, have been paid to the Sponsor, members of DD3’s management team or their respective affiliates, for services rendered prior to or in connection with the consummation of the Business Combination. Certain out-of-pocket expenses incurred by such individuals in connection with activities on DD3’s behalf are reimbursable. There is no limit on the amount of out-of-pocket expenses reimbursable by DD3.

Except as disclosed above, as of the date of this annual report, none of the members of the Parent Board or the senior management team of Parent have received any other compensation, benefits in kind or pension, retirement or similar benefits from Codere Online for the year ended December 31, 2021.

Incentive Plan

On February 2, 2022, the Parent Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Parent Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and Parent Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of Parent and the Remunerated Directors and may include certain employees and independent contractors providing services to Codere Online. The beneficiaries will be proposed by the Chief Executive Officer of Parent and will be subject to approval by the Parent Board. Upon approval by the Parent Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent’s equity value. The share options will have an exercise price of $10.00 per Ordinary Share, subject to certain anti-dilution protections, and will be exercisable at the option of the beneficiary on a cash or cashless basis (subject to Parent’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and will not be transferable by the beneficiary at any time. The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023. The deferred payments will be paid at Parent’s option in cash or Ordinary Shares, will be calculated based on the operating and financial performance of Codere Online and will be payable after the end of the vesting period of the LTIP, subject to certain exceptions and acceleration events.

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Parent Shareholders. Such limit will be increased by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

The incentives granted to the beneficiaries under the LTIP will be subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Except in the case of a termination for gross misconduct, fraud or gross negligence, in which case the relevant beneficiary would forfeit all rights to both vested and unvested compensation under the LTIP, beneficiaries that cease to be employed by Codere Online or to provide services to Codere Online, as applicable, will retain all vested compensation up to the date of any such resignation or termination. Awards are subject to recovery by Codere Online under certain events, including as a result of a breach of the post-contractual non-compete or non-solicit or pursuant to applicable laws and regulations. Except as prohibited by applicable laws, the company may extend loans to beneficiaries to pay certain taxes due in connection with compensation under the LTIP.

The LTIP will be subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to this annual report.

C.	Board Practices

Corporate Governance

Notable features of the corporate governance of Parent include:

●	Parent’s independent directors meet as needed in executive sessions without the presence of its executive directors or non-independent directors;

●	the audit committee of the Parent Board is composed of independent directors (see Item 6.A. “Directors and Senior Management” for more information on the composition of the Parent Board);

●	at least one of Parent’s directors qualify as an “audit committee financial expert” as defined by the SEC and serves on the audit committee; and

●	Parent has implemented a range of other corporate governance best practices, in furtherance of the alignment of Parent’s interests with those of Parent Shareholders.

Non-Classified Board of Directors

In accordance with Parent’s articles of association, the Parent Board is not divided into classes of directors, but the Parent Shareholders may decide to appoint directors of two different classes, namely the class A directors and the class B directors.

Independence of our Board of Directors

A majority of the Parent Board members are independent directors and the Parent Board has an independent audit committee. See Item 6.A. “Directors and Senior Management” for more information on the composition of the Parent Board.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Parent is permitted to follow, and does follow, home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. Parent intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

As indicated above, as a foreign private issuer Parent is permitted to comply with Luxembourg corporate governance practices instead of certain corporate governance rules of Nasdaq, provided that Parent discloses which requirements it is not following and the equivalent requirement in Luxembourg. Parent relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards with respect to matters related to its audit committee, compensation committee requirements, independent director oversight of executive compensation, proxy solicitation, quorum and shareholder approval. In particular, Parent has opted not to establish a compensation committee or a nominating and corporate governance committee. Parent may decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the corporate governance rules applicable from time to time to U.S. domestic companies.

Because Parent is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

See Item 16G “Corporate Governance” for a description of certain Nasdaq corporate governance standards that Parent does not follow and a brief description of the home country practice followed in lieu of these corporate governance requirements.

Controlled Company

For purposes of the rules of the Nasdaq, Parent is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 66.49% of the issued and outstanding Ordinary Shares. Accordingly, Parent is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Chief Executive Officer Agreements

Managing Director Services Agreement

Prior to January 1, 2022, Mr. Edree, who currently serves as the Chief Executive Officer of Parent, served as Parent’s Managing Director and provided services to Codere Online Business as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited, a British Virgin Islands company majority-owned by him (“Novelly”), and Codere Online Business’s subsidiary, OMSE, with an effective date as of October 9, 2018 (as amended on November 30, 2020, the “Edree Services Agreement”). Under the Edree Services Agreement, Mr. Edree and Novelly agreed to provide, on an exclusive dedication basis (subject to their right to continue to manage certain identified holdings), certain services in exchange for a fixed annual fee payable by OMSE to Novelly of €250,000, plus a variable annual fee of up to €125,000, depending on the fulfillment of certain objectives each year. A success fee was also payable by OMSE calculated as 8% of the incremental value (as defined in the Edree Services Agreement) that is created at Codere Online, subject to a cap of €10 million, due to the services provided by Novelly. The success fee vested at a rate of 20% per year for two years (and 12% thereafter), being fully vested on the seventh anniversary of the effective date, or earlier upon the consummation of a company sale event (as defined therein). The Edree Services Agreement included a non-compete provision during the term of the agreement and for 18 months thereafter. Such provision excluded any services provided by Mr. Edree and Novelly to the companies set forth on a schedule to such agreement.

On December 31, 2021, the original parties to the Edree Services Agreement and Codere Newco agreed to amend and terminate the Edree Services Agreement (“Addendum No. 2”). Pursuant to Addendum No.2, Codere Newco agreed to become the sole obligor and assume any payment obligations and other obligations of OMSE with respect to the success fee vested up to December 31, 2021 payable to Novelly under the Edree Services Agreement. Addendum No. 2 was subject to the condition that the Parent Board ratified the signing of Addendum No. 2 and the Edree Executive Employment Agreement (as defined below) on or before March 31, 2022, which condition was satisfied on February 2, 2022.

The Edree Services Agreement and Addendum No.2 are included as exhibits to this annual report.

Chief Executive Officer Employment Agreement

Mr. Edree currently serves as the Chief Executive Officer of Parent pursuant to an executive employment agreement (“contrato laboral de alta dirección”) entered into by Mr. Edree and SEJO, dated January 1, 2022 (the “Edree Executive Employment Agreement”), which the Parent Board ratified on February 2, 2022. Under the Edree Executive Employment Agreement, Mr. Edree accepted his employment as Codere Online’s Chief Executive Officer and undertook to provide certain services under the supervision of the Parent Board and SEJO’s board of directors, on an exclusive dedication basis (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions), for an indefinite term in exchange for a fixed annual salary payable by SEJO of €250,000, plus (i) a variable annual compensation of up to €125,000, depending on the fulfillment of certain objectives each year, (ii) the right to participate in the LTIP, (iii) an annual housing allowance in the amount of €25,000 and (iv) the right to indemnification under Codere Online’s insurance for directors and senior managers from time to time. The Edree Executive Employment Agreement includes a non-compete provision during the term of the agreement and for 12 months thereafter (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions) and a non-solicit provision for 24 months after the term of the agreement. As consideration for the non-compete and non-solicit, Mr. Edree will be entitled to receive €250,000 upon termination of the agreement.

Audit Committee

The audit committee of the Parent Board consists of Dr. Martin M. Werner, Laurent Teitgen and Patrick Joseph Ramsey. Dr. Werner serves as the Chairman of the audit committee. All three members of the audit committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq, in each case applicable to foreign private issuers. Dr. Werner, Mr. Teitgen and Mr. Ramsey are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee charter is accessible through Codere Online’s corporate website. The reference to Parent’s website address in this annual report does not include or incorporate by reference the information on Parent’s website into this annual report.

In addition, Alejandro Rodino serves as a non-voting observer of the audit committee of the Parent Board.

Parent’s audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing Parent’s independent registered public accounting firm;

●	discussing with Parent’s independent registered public accounting firm their independence from management;

●	reviewing, with Parent’s independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by Parent’s independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and Parent’s independent registered public accounting firm the annual financial statements that Parent files with the SEC;

●	overseeing Parent’s financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing Parent’s policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Risk Oversight

The Parent Board is responsible for overseeing Parent’s risk management process. The Parent Board focuses on Parent’s general risk management strategy, the most significant risks facing Parent, and oversees the implementation of risk mitigation strategies by management. Parent’s audit committee is responsible for discussing Parent’s policies in particular with respect to financial and accounting risk assessment and risk management.

D.	Employees

As of January 31, 2022, Codere Online had approximately 210 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina, Israel, Malta and Gibraltar, most of whom are full-time, direct employees of Codere Online. Operations are primarily run by employees at central service centers in Malta and Israel. Codere Online has in the past and may in the future rely on non-employee independent contractors in the ordinary course to carry out its business. None of Codere Online’s employees are represented by a labor organization. Only in Spain our employees are subject to statutory collective bargaining arrangements.

E.	Share Ownership

For information on the beneficial ownership of Ordinary Shares and Parent Warrants of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information on the LTIP, see Item 6.B. “Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of March 11, 2022, by:

●	each person known to beneficially own more than 5% of the issued and outstanding Ordinary Shares and the Ordinary Shares on a fully diluted basis;

●	each of the members of the Parent Board and the senior management team; and

●	all of the members of the Parent Board and the senior management team as a group.

The beneficial ownership of Ordinary Shares of Parent is based on (i) 45,121,956 Ordinary Shares issued and outstanding as of March 11, 2022 and (ii) 51,556,956 Ordinary Shares on a fully diluted basis (includes 45,121,956 Ordinary Shares issued and outstanding as of March 11, 2022 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Parent Warrants).

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are exercisable or exercisable within sixty (60) days. Parent Warrants may be exercised during the period that commenced on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (i) the date that is five (5) years after the Closing Date, (ii) the liquidation of Parent, and (iii) the redemption date as provided in Section 6.2 of the Original Warrant Agreement.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our Ordinary Shares beneficially owned by them.

	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Issued and Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned(3)	Percentage of Ordinary Shares on a Fully Diluted Basis(4)
5% Holders:
Codere Newco, S.A.U.(5)	30,000,000	66.49%	30,000,000	58.19%
Directors and Senior Managers:
Patrick Joseph Ramsey	—	—	—	—
Moshe Edree	—	—	—	—
Oscar Iglesias	—	—	—	—
Alejandro Rodino	—	—	—	—
Laurent Teitgen	—	—	—	—
Dr. Martin M. Werner(6)	500,000	1.11%	500,000	*
Daniel Valdez(7)	25,000	*	25,000	*
Gonzalo de Osma	—	—	—	—
Aviv Sher	—	—	—	—
Alberto Telias	—	—	—	—
Yaiza Rodríguez	—	—	—	—
Erez Leket(8)	—	—	—	—
Deborah Guivisdalsky	—	—	—	—
All Directors and Senior Managers as a Group	525,000	1.16%	525,000	1.02%

*	Less than one percent.

(1)	Excludes Ordinary Shares underlying Parent Warrants.
(2)	Percentage based on 45,121,956 Ordinary Shares issued and outstanding as of March 11, 2022.
(3)	Includes Ordinary Shares underlying Parent Warrants.
(4)	Percentage based on 51,556,956 Ordinary Shares on a fully diluted basis (which includes 45,121,956 Ordinary Shares issued and outstanding as of March 11, 2022 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Parent Warrants).
(5)	Consists of 30,000 Ordinary Shares issued to Codere Newco on June 4, 2021 in connection with Parent’s incorporation and 29,970,000 Ordinary Shares issued to Codere Newco in connection with the Exchange. The address for Codere Newco is Avenida de Bruselas 26, 28108, Alcobendas, Madrid, Spain.
(6)	Consists of 500,000 Ordinary Shares held directly by DD3 Mex II Acquisition Corp. S.A. de C.V., a wholly-owned subsidiary of DD3 Capital Partners. Dr. Martin M. Werner is the CEO of DD3 Capital Partners, holds 33% of the share capital of DD3 Capital Partners and may be deemed to share voting and dispositive power of the Ordinary Shares indirectly held by DD3 Capital Partners. Dr. Martin M. Werner otherwise disclaims beneficial ownership over the Ordinary Shares beneficially owned by DD3 Capital Partners.
(7)	Consists of 25,000 Ordinary Shares held directly by Valhala Limited Partnership. Daniel Valdez is a limited partner of Valhala Limited Partnership, holds 99.9% of Valhala Limited Partnership and exercises voting and dispositive power of the Ordinary Shares held by Valhala Limited Partnership.

(8)	Erez Leket ceased to serve as Codere Online’s Head of Product effective April 12, 2022.

B.	Related Party Transactions

For a description of certain agreements with related parties entered into in connection with the Business Combination, see Item 10.C. “Material Contracts.”

Restructuring and Exchange

In accordance with the Business Combination Agreement, the Codere Group underwent a corporate restructuring pursuant to which, subject to certain exceptions, the entities and/or businesses of the Codere Group that form the Codere Online Business were transferred to Parent prior to the consummation of the Business Combination. This transfer was performed in two steps:

(i)	Restructuring. In this first step, except as indicated below, the relevant entities and/or businesses that form the Codere Online Business that were not direct or indirect subsidiaries or businesses of SEJO as of the date of the Business Combination Agreement were transferred to SEJO. In Spain and Italy, CDON and Codere Scommese S.r.l., respectively, were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange. In accordance with the Business Combination Agreement, as the planned corporate restructuring could not be consummated by October 1, 2021 with respect to Colombia, Panama and the City of Buenos Aires (Argentina), respectively, Restructuring Agreements were entered into on November 15, 2021 (except for the agreement that Codere Online Panama and ALTA entered into on December 1, 2021) between the relevant Codere Group entity holding the online license and a Codere Online entity. Such Restructuring Agreements generally govern the terms and conditions of, among other things, the assignment by the relevant Codere Group entity of assets, contracts, employees and permits, as applicable, necessary for the operation of the online gaming business by the Codere Online entity in Colombia, Panama and the City of Buenos Aires (Argentina), respectively, subject to the required authorizations. See “—Material Agreements—Restructuring Agreements.” In addition, in Mexico, Codere Online operates under an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO (the entity which holds the LIFO License) as asociante, and SEJO as asociado, pursuant to which SEJO has the right to receive 99.99% of any distributed profits (see “—AenP Agreement”).

(ii)	Exchange. In the second step, SEJO was transferred to Parent.

Related-Party Loans and Liabilities

As of December 31, 2020, Codere Online was party to various participating intra-group loans which were capitalized on June 30, 2021.

Codere Online had the following intra-group current financial liabilities as of December 31, 2021, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	937	-	1,165
Codere Operadora de Apuestas S.L.	-	-	-	468
Codere Apuestas España S.L.	-	-	-	749
King Bingo S.R.L.	-	1	-	3
OBIN	26	(18)	-	-
CTEC	50	-	-	-
CITATI	-	(7)	-	-
Other retail companies of the Codere Group	-	-	1,776	520
Other Latin American retail companies of the Codere Group	-	2,405	1,143	824
Total	76	3,318	2,919	3,729

Material Agreements

Relationship and License Agreement

SEJO and Codere Newco entered into a relationship and license agreement dated June 21, 2021 (the “Relationship and License Agreement”) that became effective as of the Merger Effective Time.

Pursuant to the Relationship and License Agreement, Codere Newco granted to SEJO, subject to certain limitations and exemptions, an exclusive, sublicenseable and non-transferable license and authority to use certain trademarks (including logos and designs) listed in Schedule A to the Relationship and License Agreement (the “Licensed Marks”) in connection with the operation of Codere Online’s online gaming business in any jurisdiction in which (i) any member of the Codere Online group conducts the online casino gaming and online sports betting business from time to time, (ii) the governing body of Parent has expressly decided to expand the online casino gaming and online sports betting business, or (iii) Codere Online has taken actual formal steps towards obtaining the required permits to conduct the online casino gaming and online sports betting business in such jurisdiction (collectively, the “Territory,” which, as of the date of the Relationship and License Agreement, included Spain, Italy, Mexico, Brazil, United States of America, Colombia, Panama, Argentina, Malta and Israel). SEJO may sublicense the Licensed Marks to any member of the Codere Online group. In addition to the Licensed Marks, Codere Newco assigned all of its rights, title and interest in and to certain domain names to SEJO.

Use of the Licensed Marks by SEJO and its sublicensees is subject to certain restrictions aimed at protecting Codere Newco’s rights to the Licensed Marks and the Licensed Marks’ reputation and goodwill. Use of the Licensed Marks by SEJO and its sublicensees is also subject to Codere Newco’s use guidelines, including standards relative to the quality, design, identity, size, position, appearance, marking and color of the Licensed Marks, and the manner, disposition and use of the Licensed Marks and accompanying designations, on any document or other media including, without limitation, any promotional material.

Pursuant to the Relationship and License Agreement, SEJO undertakes to maintain a website for its business including a link to the homepage of Codere Newco (as identified by Codere Newco), which link shall be comparable in prominence to other links included on some homepage.

As consideration for the license granted by Codere Newco to SEJO and its sublicensees, SEJO shall pay to Codere Newco quarterly fees measured as a percentage (the “Applicable Percentage”) of all gross amounts wagered of SEJO and each sublicensee, less player wins, player bonuses, promotional bets and applicable gaming taxes (“Net Win”), taking into account applicable transfer pricing requirements at all times. As of the Merger Effective Time, the Applicable Percentage of Net Win was zero. If SEJO and Codere Newco are unable to reach an agreement on the applicable transfer pricing requirements in connection with the Applicable Percentage, the then-applicable Applicable Percentage shall remain in effect until the earlier of (i) SEJO terminates the Relationship and License Agreement or (ii) Codere Newco and SEJO reach an agreement on the Applicable Percentage or fee arrangement and provided, in each case, that SEJO shall thereafter indemnify and hold harmless Codere Newco and its subsidiaries for any tax liabilities incurred by, or imposed on, Codere Newco and its subsidiaries by a court or tax authority as a result of any failure of the Applicable Percentage to reflect the minimum applicable transfer pricing requirements.

In addition, Codere Newco and its direct and indirect subsidiaries shall not (i) engage or invest in, operate, control, fund, assist, participate in the operation, control or funding, or render services or advice to any person (other than Codere Online) that owns or operates, any online casino gaming and online sports betting business; (ii) advise, request, induce, attempt to induce or otherwise divert any customer, supplier, licensee or other business relation of any member of the Codere Online group to curtail, limit or cease doing business with any member of the Codere Online group or in any way interfere with the relationship between any such customer, supplier, joint venture partner, licensee or business relation and any member of the Codere Online group; (iii) directly or indirectly own, acquire, attempt to acquire or solicit the acquisition, or participate in the ownership, acquisition, attempt to acquire or solicitation of the acquisition, of (A) any direct or indirect interests in any online casino gaming and online sports betting business (other than Codere Online) or (B) any interest in any person (other than Codere Online) with direct or indirect interests in any online casino gaming and online sports betting business; (iv) interfere with any of the direct or indirect interests in the online casino gaming and online sports betting business or any other business of any members of the Codere Online group; (v) license, sublicense, sell or otherwise transfer or confer rights with respect to the Licensed Marks and/or other similar or identical marks to any person (other than Codere Online) operating an online casino gaming and online sports betting business; and/or (vi) in any way attempt to do any of the foregoing or assist any other person to do or attempt to do any of the foregoing. Certain permitted activities are exempted from the foregoing restrictions, including any business of regulated gambling and gaming and related services accessible exclusively through physical retail or other offline channels and certain activities that do not exceed a de minimis threshold.

However, the Relationship and License Agreement provides that Codere Newco may submit a written authorization request to the board of SEJO (which shall refer the request to the Parent Board) regarding any of the foregoing restricted actions or activities that Codere Newco or any of its subsidiaries proposes to take in a jurisdiction that is outside the Territory. Any such actions or activities shall be deemed consented to if SEJO does not inform Codere Newco of a determination within 60 business days following receipt of Codere Newco’s request or if, after rejecting Codere Newco’s request, SEJO fails to consummate or materially undertake such actions or activities within six (6) months of Parent Board’s determination.

The Relationship and License Agreement contains representations and warranties of Codere Newco, including in connection with Codere Newco’s valid organization; ownership, enforceability, validity and due registration of the Licensed Marks; authority to license the Licensed Marks; non-existence of actions, suits, legal proceedings or formal investigations contesting the validity of the Licensed Marks or Codere Newco’s rights under the Licensed Marks; non-violation of other agreements, laws and permits and sufficiency of the Licensed Marks and certain other intellectual property for the operation of the online casino gaming and online sports betting business. The Relationship and License Agreement also contains representations and warranties of SEJO.

The Relationship and License Agreement contains indemnification provisions subject to specified limitations.

The Relationship and License Agreement shall be in effect for an indefinite term, unless terminated by either party. Either SEJO or Codere Newco may terminate the Relationship and License Agreement if the other party defaults in the performance or observance of a material term and such default continues uncured or unremedied for a period of 90 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Relationship and License Agreement upon the occurrence of a change of control (described as the direct or indirect acquisition of the beneficial ownership of more than 50% of the share capital of Parent or SEJO by a non-affiliated third party or by a group of non-affiliated third parties acting in concert) or a sale of substantially all of the assets of Codere Online on a consolidated basis to a non-affiliated third party or by a group of non-affiliated third parties acting in concert, provided that such termination shall be effective on the date which is two (2) years after the date of the written notice. For the avoidance of doubt, neither Parent, nor Codere Newco nor one or more of Codere Newco’s future or current affiliates, successors, assigns or any entity acquiring all of the assets and/or business of Codere Newco shall be deemed to be non-affiliated parties for the purposes of the application of such change of control clauses. For the further avoidance of doubt, Codere Newco’s mere failure to control or own, directly or indirectly, a majority of the share capital of Parent or SEJO shall not result in a change of control (unless a non-affiliated third party or a group or non-affiliated third parties acting in concern acquire in one or a series of related transactions or otherwise become the beneficial owner of more than 50% of the share capital of Parent or SEJO). SEJO may also terminate the Relationship and License Agreement at any time, upon written notice to Codere Newco, provided that such termination shall be effective on the date which is 90 days after the date of the written notice.

On the effective date of the termination of the Relationship and License Agreement, SEJO shall, among other things, cease, and cause its sublicensees to cease, using the Licensed Marks, including in the company name. If Codere Newco terminates the Relationship and License Agreement upon the occurrence of a change of control or sale of substantially all of the assets, Codere Newco and its subsidiaries shall be subject to certain restrictions in connection with the use of the Licensed Marks in the Territory for a period of five (5) additional years after the effective date of the termination of the Relationship and License Agreement.

The Relationship and License Agreement is governed by Spanish law.

The foregoing description of the Relationship and License Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Relationship and License Agreement, which has been filed as an exhibit to this annual report.

Sponsorship and Services Agreement

SEJO and Codere Newco entered into a sponsorship and services agreement dated June 21, 2021 (the “Sponsorship and Services Agreement”) that became effective as of the Merger Effective Time.

Pursuant to the Sponsorship and Services Agreement, Codere Newco granted to SEJO, subject to certain limitations and exemptions (including Codere Newco’s right to engage in any permitted activity under the Relationship and License Agreement), an exclusive and non-transferable license and authority to use any and all marks, names, images, designations, anthems, photographs and brands set forth in, or incorporated in the future into, the RM Sponsorship Agreement, within the Territory (subject to any further geographic limitations set forth in the RM Sponsorship Agreement) in connection with the operation of Codere Online’s online business. On October 7, 2021, the RM Sponsorship Agreement was amended to, among other things: (i) extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026, with either party having a right to terminate the agreement at the end of the 2022-2023 football season; (ii) amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic; (iii) amend certain marketing terms; (iv) amend the economic terms, and (v) provide that Codere Newco shall continue to have a right to terminate the RM Sponsorship Agreement if any legislation is passed in the Territory which restricts marketing and advertising of online gaming and which would impact any or all marketing or advertising rights granted to Codere Newco under the RM Sponsorship Agreement. SEJO and Codere Newco also agreed to negotiate in good faith and agree on the terms and conditions of a license and authority to use any and all of Codere Newco’s other rights that are licensable under the RM Sponsorship Agreement, from time to time, by Codere Newco to SEJO within the Territory. SEJO and Codere Newco also agreed to negotiate in good faith and agree on the terms and conditions of the assignment or license of any new sponsorship rights under any sponsorship agreements entered into by Codere Newco and certain of its affiliates and subsidiaries from time to time after the Merger Effective Time (together with the foregoing rights licensed under the RM Sponsorship Agreement, the “Sponsorship Rights”). SEJO may sublicense the Sponsorship Rights to any member of the Codere Online group.

Use of the Sponsorship Rights by SEJO and its sublicensees is subject to certain restrictions (including any further restrictions set forth in the relevant sponsorship agreement) aimed at protecting Codere Newco’s rights to the Sponsorship Rights and the Sponsorship Rights’ reputation and goodwill.

Codere Newco and SEJO shall negotiate and agree in good faith on the fees payable by SEJO to Codere Newco as consideration for the license, assignment or right to use of the Sponsorship Rights from time to time, provided that Codere Newco has the right to suspend SEJO’s and any sublicensee’s use of the Sponsorship Rights until such time as Codere Newco and SEJO agree on the applicable fees.

In addition, since the Merger Effective Time, Codere Newco provides, or arranges for services providers (including Codere Newco affiliates and any other third-parties) to provide, certain services to Codere Online to assist Codere Online in operating the online casino gaming and online sports betting business in a manner that is consistent with the operation of the online casino gaming and online sports betting business prior to the Merger Effective Time. The services include certain internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development services, office space and such other services of the type and nature appropriate for a publicly listed entity in connection with the online casino gaming and online sports betting business, which Codere Online may reasonably request from time to time (collectively, the “Services”). The Sponsorship and Services Agreement contains covenants of Codere Newco in connection with the standard and quality of the Services.

Subject to certain terms and conditions, SEJO is entitled to amend the scope of the Services, including by discontinuing certain Services, reducing the number of Services recipients or the nature or description of the Services or otherwise, provided, however, that, SEJO may not increase the scope of the Services without Codere Newco’s prior written consent; and provided further, however, that prior to such modification, SEJO and Codere Newco shall agree in writing to any modification of the Services fees resulting from such change in scope. Discontinuation of any Services by SEJO is subject to payment to Codere Newco of any costs incurred by Codere Newco directly linked to the discontinuation of any Services, including but not limited to severance payments, third party break-up fees and third party fees related to the Services being discontinued (“Discontinuation Costs”).

As consideration for the provision of the Services, for the period from the Merger Effective Time until December 31, 2022 (the “Reset Date”), SEJO shall pay to Codere Newco on a quarterly basis a cash amount in euro equal to 0.75% of all gross amounts wagered of SEJO together with its subsidiaries, less player wins, player bonuses, and promotional bets. Following the Reset Date, Codere Newco and SEJO shall negotiate and agree in good faith on the fee payable by SEJO for the next-succeeding calendar year as consideration for the provision of the Services during such calendar year. In the event that Codere Newco and SEJO are unable to agree on the applicable fees by the time of the Reset Date or an anniversary thereof, the then-applicable fees shall remain in effect and either Codere Newco or SEJO may terminate the Sponsorship and Services Agreement by providing written notice to the other party within three (3) months of such Reset Date (or anniversary thereof, as applicable), provided that such termination shall not be effective earlier than the date that is three (3) months after such written notice is provided by the terminating party to the other party.

The Sponsorship and Services Agreement contains representations and warranties of Codere Newco, including in connection with Codere Newco’s valid organization; enforceability and validity of the RM Sponsorship Agreement; authority to license the rights under the RM Sponsorship Agreement; non-violation of third-party rights, other agreements, laws and permits; non-existence of actions, suits, legal proceedings or formal investigations contesting the right of Codere Newco to license its rights under the RM Sponsorship Agreement or contesting the provision of the Services; sufficiency of resources, permits and title to intellectual property to perform its obligations and sufficiency of the Services identified in the Sponsorship and Services Agreement to substantially conduct the online gaming business in the ordinary course. The Sponsorship and Services Agreement also contains representations and warranties of SEJO.

The Sponsorship and Services Agreement contains indemnification provisions subject to specified limitations. Codere Newco’s aggregate liability in any fiscal year in connection with the Sponsorship Rights is capped at the aggregate amount of the fees received for the Sponsorship Rights in effect for the prior two (2) fiscal years. Codere Newco’s aggregate liability in any fiscal year in connection with the provision of the Services is capped at the aggregate amount of the fees received for the provision of the Services in effect for the prior two (2) fiscal years.

The initial term of the Sponsorship and Services Agreement is five (5) years from the Merger Effective Time, subject to one (1)-year automatic extensions unless terminated by either party by providing 90 days’ written notice prior to the expiration of the initial term or such extended term. Either SEJO or Codere Newco may terminate the Sponsorship and Services Agreement if the other party defaults in the performance or observance of a material term and such default continues uncured or unremedied for a period of 90 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Sponsorship and Services Agreement upon the occurrence of a change of control (described as the direct or indirect acquisition of the beneficial ownership of more than 50% of the share capital of Parent or SEJO by a non-affiliated third party or by a group of non-affiliated third parties acting in concert) or a sale of substantially all of the assets of Codere Online on a consolidated basis to a non-affiliated third party or by a group of non-affiliated third parties acting in concert, provided that such termination shall be effective on the date which is one (1) year after the date of the written notice. For the avoidance of doubt, neither Parent, nor Codere Newco nor one or more of Codere Newco’s future or current affiliates, successors, assigns or any entity acquiring all of the assets and/or business of Codere Newco shall be deemed to be non-affiliated parties for the purposes of the application of such change of control clauses. For the further avoidance of doubt, Codere Newco’s mere failure to control or own, directly or indirectly, a majority of the share capital of Parent or SEJO shall not result in a change of control (unless a non-affiliated third party or a group or non-affiliated third parties acting in concern acquire in one or a series of related transactions or otherwise become the beneficial owner of more than 50% of the share capital of Parent or SEJO). Either SEJO or Codere Newco may also terminate the Sponsorship and Services Agreement in the event that Codere Newco and SEJO are unable to agree on the applicable fees by the time of the Reset Date or an anniversary thereof, as described above. SEJO may also terminate the Relationship and License Agreement at any time, upon written notice to Codere Newco, which termination shall be effective on the date which is 90 days after the date of the written notice and shall be subject to the payment of any Discontinuation Costs to Codere Newco.

On the effective date of the termination of the Sponsorship and Services Agreement, Codere Newco shall cease the provision of any Services and SEJO shall cease, and cause its sublicensees to cease, using the Sponsorship Rights, among other things. If Codere Newco terminates the Sponsorship and Services Agreement upon the occurrence of a change of control or sale of substantially all of the assets of Codere Online on a consolidated basis, Codere Newco shall use commercially reasonable efforts to negotiate with each of the counterparties to the then-current sponsorship agreements to allow for the continued license or assignment of the Sponsorship Rights to Codere Online, until the later of (i) two (2) years after the date of the written termination notice submitted by Codere Newco or (ii) the expiration of the initial term of the relevant sponsorship agreement.

The Sponsorship and Services Agreement is governed by Spanish law.

The foregoing description of the Sponsorship and Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsorship and Services Agreement, which has been filed as an exhibit to this annual report.

Platform and Technology Services Agreement

Codere Newco, Codere Apuestas España S.L.U. and OMSE entered into a platform and technology services agreement effective January 1, 2021 (the “Platform and Technology Services Agreement”), for the provision of platform and technology services by Codere Newco and Codere Apuestas España S.L.U. (collectively, the “Providers”) to OMSE’s online casino and online sports betting business.

The services include personnel, customer support, internal trading personnel, technical assistance and technology, IT operations, security and cybersecurity, systems, communications, equipment, software licenses, trading and other services or development projects that may be requested by Codere Online (collectively, the “Platform Services”). The parties shall agree on an annual basis the type, nature, timetable, specifications, parameters or terms and conditions of services to be provided by the Providers in the next-succeeding calendar year, provided that OMSE may, at any time, amend the scope of the Platform Services, including by discontinuing the provision of certain Platform Services, by providing prior notice to the Providers. The Platform Services shall be provided by the Providers on an exclusive basis, subject to certain limitations and exemptions.

As consideration for the Platform Services, OMSE agreed to pay to the Providers monthly fees equal to the costs of the Platform Services, plus a markup (5.02% as of January 1, 2021), if applicable, pursuant to transfer pricing requirements. The applicable fees shall be agreed by OMSE and the Providers on an annual basis. OMSE and the Providers agreed to create a steering and budget committee, comprised of representatives from the parties, to negotiate and agree on the annual fees, monitor major projects and infrastructure services, conduct risk assessments and take other decisions in connection with the Platform Services.

The parties acknowledge that the Providers own and are duly licensed to use the existing software and hardware infrastructure constituting the main interface between customers that participate in the online gaming activities and the online casino gaming and online sports betting operators (the “Platform”). The Providers agree to develop and/or perform certain works to the Platform and any embedded software (including certain modifications, enhancements, adaptations, translations or other changes) as required by OMSE, its end users or other third parties. Such works shall be developed and made on a “work for hire” basis.

The Platform and Technology Services Agreement contains representations and warranties of the Providers and OMSE, including in connection with the parties’ authority to enter into the agreement; non-violation of other agreements, laws and permits; absence of required authorizations, consents or approvals and validity and legality of the agreement. The Platform and Technology Services Agreement also contains representations and warranties of the Providers in connection with the provision of the Platform Services.

The Platform and Technology Services Agreement contains indemnification provisions subject to specified limitations. The Providers’ aggregate liability in connection with the Platform and Technology Services Agreement is capped at the aggregate amount of fees paid by OMSE to the Providers in the preceding nine (9) months.

The initial term of the Platform and Technology Services Agreement is five (5) years from January 1, 2021, subject to one (1)-year automatic extensions unless terminated by either the Providers or OMSE by providing 90 days’ written notice prior to the expiration of the initial term or such extended term.

Either the Providers or OMSE may terminate the Platform and Technology Services Agreement (i) if the other party defaults in the performance or observance of a material term, or (ii) for bankruptcy reasons. OMSE may also terminate the Platform and Technology Services Agreement (i) at any time, after three (3) years from January 1, 2021, upon 90 days’ prior written notice to the Providers or (ii) if the access to and availability of certain software is below certain thresholds set forth in the SLA (as defined below), upon 30 days’ prior written notice to the Providers. The Providers may also terminate the Platform and Technology Services Agreement (i) upon the occurrence of a change of control (described as the acquisition by any person other than Parent, Codere Newco or one or more of Codere Newco’s future or current affiliates, successors, assigns or any entity acquiring all of the assets and/or business of Codere Newco, of the beneficial ownership of more than 50% of the share capital of Parent or OMSE), (ii) upon a sale of substantially all of the assets of Codere Online on a consolidated basis ton any person or group of related persons other than within the Codere Newco group, or (iii) if OMSE amends the scope of the Platform Services by reducing the amount of fees below 50% of the annual budget agreed between the Providers and OMSE. Termination by OMSE (other than for a default by the Providers) is subject to the payment of any Discontinuation Costs to the Providers. Termination by the Providers (other than for a default by OMSE or bankruptcy reasons) shall be effective on the date which is six (6) months after the date of the written notice.

Finally, in connection with the provision of the Platform Services, the Providers and OMSE entered into a services and service level agreement (the “SLA”) that became effective on January 31, 2021. The SLA sets forth certain service levels, including the terms and conditions for (i) the provision of the Platform Services, (ii) correcting any defects reported by OMSE and (iii) adjusting current and future fees based on certain events.

The Platform and Technology Services Agreement is governed by Spanish law.

On March 1, 2022, the parties to the Platform and Technology Services Agreement entered into an amendment to the original Platform and Technology Services Agreement effective as of December 31, 2021 to amend the fees included in Schedule A for 2021.

The foregoing description of the Platform and Technology Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Platform and Technology Services Agreement, as amended, which has been filed as an exhibit to this annual report.

AenP Agreement

On June 21, 2021, Libros Foráneos, S.A. de C.V. (“LIFO”) and SEJO entered into an agreement, which became effective on the Merger Effective Time, in order to regulate their rights and obligations in respect of the online gaming business (for purposes of this sub-section, the “Business”) in Mexico that LIFO is authorized to conduct pursuant to the LIFO License granted by the Mexican authorities (the “AenP Agreement”). Pursuant to the AenP Agreement, SEJO and LIFO agreed to make certain contributions in favor of an “Asociación en Participación” or “AenP” (an unincorporated joint venture) created by virtue of the AenP Agreement and LIFO agreed to grant SEJO a 99.99% share in the profit and losses of the Business in Mexico. On December 17, 2021, SEJO contributed 49,950,000 Mexican pesos. The AenP shall have its own tax identification number.

In the event that operational needs of the AenP require it, SEJO shall make the necessary additional contributions to finance the expenses related to the Business in accordance with the Business’ annual budget. Third parties are allowed to join the AenP and to make contributions in favor of the AenP only if SEJO provides its prior written consent. Pursuant to the AenP Agreement, LIFO irrevocably agrees to maintain in force and operate the LIFO License and to comply with the terms and conditions imposed by them, at all times, as well as to request the LIFO License’s renewal in accordance with its terms.

Net profits or losses resulting from the operation of the Business shall be distributed in the following proportion: LIFO shall be entitled to receive 0.01% and SEJO shall be entitled to receive 99.99%. Additionally, the parties agree that losses corresponding to SEJO must not exceed the value of its contributions.

The AenP Agreement includes certain mutual indemnities among the parties and their respective affiliates and is subject to Mexican law.

In the event that, for any reason, a procedure for cancellation or revocation of the LIFO License is initiated, LIFO shall make its best efforts to have another Mexican entity within the Codere Group grant SEJO the right to operate under a permit in accordance with the terms of the AenP but pursuant to the terms of such permit.

Once effective, the AenP Agreement is expected to remain in force during the term of the LIFO License, including its renewals from time to time. SEJO shall be entitled to terminate the AenP Agreement with 15 days prior written notice. LIFO shall not be entitled to terminate the AenP Agreement without the prior written consent of SEJO. In the event that the AenP Agreement is terminated, the AenP shall be dissolved and liquidated in accordance with the terms of the AenP Agreement.

The foregoing description of the AenP Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the AenP Agreement, which has been filed as an exhibit to this annual report.

Internal Affiliate Program Master Agreement

SEJO and Codere Newco entered into an internal affiliate program master agreement effective January 1, 2021 (the “Internal Affiliate Program Master Agreement”) establishing certain revenue sharing principles between the retail and the online businesses in Spain, Italy, Mexico, Argentina, Panama and Colombia (the “Omni-Channel Jurisdictions”).

Pursuant to the Internal Affiliate Program Master Agreement, SEJO and Codere Newco agreed to cause certain of their respective subsidiaries to apply and adhere to certain corporate revenue sharing principles. In each Omni-Channel Jurisdiction, a subsidiary operating in the online channel which registers the online wagering activity of a customer that is active in both the retail and online channels, but used to be a retail-only customer (the “Retail Omni-Channel Customer”), shall pay to the retail subsidiary that operates the retail venue in which such customer was active at the time of becoming a Retail Omni-Channel Customer, 35% of the Net Win of such customer generated in any online platform operated by SEJO or its affiliates and subsidiaries from the time such customer becomes a Retail Omni-Channel Customer and until 18 months thereafter (the “Retail Participation”). Similarly, in each Omni-Channel Jurisdiction, a subsidiary operating in the retail channel which registers the retail wagering activity of a customer that is active in both the retail and online channels, but used to be an online-only customer (the “Online Omni-Channel Customer”), shall pay the online subsidiary in which said customer was active at the time of becoming an Online Omni-Channel Customer, 35% of the Net Win of such customer from the time it becomes an Online Omni-Channel Customer and until 18 months thereafter (the “Online Participation”). Additionally, the Internal Affiliate Program Master Agreement includes exceptions to the revenue sharing principles in the event the retail license and the online license are held by the same entity in an Omni-Channel Jurisdiction or in the event there is a contractual arrangement between an online and a retail subsidiary for the provision of certain operating services. Further, the Internal Affiliate Program Master Agreement sets forth a deposit fee payable by the online subsidiaries for deposits made by online customers in retail venues.

After 18 months from the time a customer becomes a Retail Omni-Channel Customer or an Online Omni-Channel Customer, as the case may, no subsidiary shall be entitled to any Retail Participation or Online Participation, as applicable, in regards to any customer upon which either a Retail Participation or Online Participation had previously applied.

The initial term of the Internal Affiliate Program Master Agreement is one (1) year from January 1, 2021, subject to one (1)-year automatic extensions unless terminated by either party by providing 30 days’ written notice prior to the expiration of the initial term or such extended term. Either SEJO or Codere Newco may terminate the Internal Affiliate Program Master Agreement in the event of a material breach by the other party and if such breach continues uncured or unremedied for a period of 15 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Internal Affiliate Program Master Agreement at any time subject to 30 days’ prior notice.

The Internal Affiliate Program Master Agreement is governed by Spanish law.

The foregoing description of the Internal Affiliate Program Master Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Internal Affiliate Program Master Agreement, which has been filed as an exhibit to this annual report.

Restructuring Agreements

Argentina Restructuring Agreement

On November 15, 2021, Iberargen, S.A. a subsidiary within the Codere Group, and SEJO, a subsidiary of Parent, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Iberargen, S.A. and SEJO initially retaining 5% and 95% stakes, respectively; Iberargen, S.A. agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License; (ii) Iberargen, S.A. undertook to take any required action to facilitate the approval, by LOTBA, of the transfer of the Buenos Aires License to Codere Online Argentina, S.A.; (iii) Iberargen, S.A. undertook to, upon LOTBA’s approval of such transfer (or, if applicable, the granting of a new license to Codere Online Argentina, S.A. by LOTBA) (the “Condition Precedent”), assign to Codere Online Argentina, S.A. the Buenos Aires License (if applicable) as well as any assets, contracts and employees necessary for the operation of the Argentine online gaming business by Codere Online Argentina, S.A.; (iv) Iberargen, S.A. agreed to, if LOTBA authorized it to operate in the City of Buenos Aires before the Condition Precedent is satisfied (as is currently the case), exploit the Buenos Aires License pursuant to the instructions of SEJO (or, once it is incorporated and duly registered, Codere Online Argentina, S.A.), with any resulting expenses and income being assigned to the latter; and (v) if LOTBA denies the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to Codere Online Argentina, S.A. during the term of the Buenos Aires License, Iberargen, S.A. and Codere Online Argentina, S.A. shall enter into a Temporary Union Contract (contrato de union transitoria) and exploit the Buenos Aires License thereunder, with Codere Online Argentina, S.A. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business.

The aforementioned agreement was amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

On March 28, 2022, SEJO, Iberargen, S.A. and Codere Argentina, S.A., a wholly owned subsdiary of Iberargen, S.A. (“Codere Argentina”) further amended the Argentina Restructuring Agreement to provide additional flexibility to support the incorporation and registration of Codere Online Argentina, S.A. in Argentina. As a result of the amendment, Iberargen, S.A. assigned certain of its undertakings to Codere Argentina. In particular, the parties agreed that Codere Online Argentina, S.A. would be jointly incorporated by Codere Argentina and SEJO, with Codere Argentina and SEJO initially retaining 5% and 95% stakes, respectively; and Codere Argentina agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License. As of the date of this annual report, Codere Online Argentina, S.A. is in the process of being duly registered in Argentina.

Colombia Restructuring Agreements

On November 15, 2021, Codere Colombia S.A., a subsidiary within the Codere Group, and Codere Online Colombia S.A.S., a subsidiary of Codere Online, entered into the following agreements:

●	a sale and transfer agreement (as amended from time to time, the “Sale and Transfer Agreement”) that governed the terms and conditions of the assignment, from Codere Colombia S.A. to Codere Online Colombia S.A.S., of all the assets, contracts and employees necessary for the operation of the Colombian online gaming business by Codere Online Colombia S.A.S. Certain of such assets and contracts are pending assignment as of the date of this annual report. In addition, Codere Colombia S.A. agreed to take any required action for the prompt approval, by Coljuegos, of the transfer of the Colombian License to Codere Online Colombia S.A.S.;

●	a joint accounts agreement (contrato de cuentas en participacion) (as amended from time to time, the “Joint Accounts Agreement”) pursuant to which, pending the effective transfer of the Colombia License to Codere Online Colombia S.A.S. (or, if applicable, the granting of a new license to Codere Online Colombia S.A.S.), the parties agreed to jointly exploit the Colombia License, with Codere Online Colombia S.A.S. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business; and

●	a license assignment agreement (as amended from time to time, the “License Assignment Agreement” and, together with the Sale and Transfer Agreement and the Joint Accounts Agreement, the “Colombia Restructuring Agreements”) pursuant to which Codere Colombia S.A. agreed to assign the Colombian License to Codere Online Colombia S.A.S., subject to the approval of Coljuegos.

The aforementioned agreements were amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

The transfer of the Colombian License to Codere Online Colombia S.A.S. was formally requested on December 21, 2021 pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request is currently pending approval from Coljuegos.

Panama Restructuring Agreements

On November 15, 2021, HIPA, ALTA, and Codere Online Panama, entered into an agreement (as amended from time to time the “HIPA Restructuring Agreement”), pursuant to which: (i) HIPA assigned to Codere Online Panama, and Codere Online Panama accepted the assignment of HIPA’s right, title and obligations under certain employment agreements with certain HIPA employees; (ii) HIPA assigned to Codere Online Panama, and Codere Online Panama accepted the assignment of HIPA’s right, title and obligations under certain sponsorship, licensing, marketing and other services agreements; (iii) HIPA assigned to Codere Online Panama, and Codere Online Panama accepted the assignment of HIPA’s right and title to certain assets in connection with HIPA’s online gaming operations; and until the transfer of the ALTA License to Codere Online Panama is effective, Codere Online Panama agreed to provide certain operational and advisory services to HIPA in exchange for monthly payments from HIPA amounting to 99% of HIPA’s net income from gaming operations. The HIPA Restructuring Agreement was amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

In addition, on December 1, 2021, upon the commencement of the term of the ALTA License, Codere Online Panama and ALTA entered into an agreement (as amended from time to time the “ALTA Restructuring Agreement” and the HIPA Restructuring Agreement, as partially terminated and superseded by the ALTA Restructuring Agreement, the “Panama Restructuring Agreements”) whereby Codere Online Panama agreed to provide certain operational and advisory services to ALTA in exchange for periodic payments on similar terms to the HIPA Restructuring Agreement, terminating and superseding the HIPA Restructuring Agreement with respect to the services being provided by Codere Online Panama to HIPA. The agreement between Codere Online Panama and ALTA shall terminate, among other things, if Codere Online Panama requests the transfer of the ALTA License to Codere Online Panama and such transfer is authorized by the Panama Gambling Control Board.

Restructuring Agreement Amendments

On November 30, 2021, the relevant entities of the Codere Group and the Codere Online group entered into amendments to the Restructuring Agreements (except for the agreement that Codere Online Panama and ALTA entered into on December 1, 2021) which provided that any contractual indemnity obligation that the Codere Group entities may have under such agreements shall not be deemed to be duplicative with those included in the Indemnification Letter and that any losses covered by any such contractual indemnity obligation will count towards the $10,000,000 limit set forth in the Indemnification Letter.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements”, which contains the Annual Financial Statements.

Legal Proceedings

From time to time, Codere Online may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. For further information, see item 4.B. “Business Overview—Legal Proceedings.”

Dividend Policy

From the annual net profits of Parent, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”).

That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Parent. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Parent Board may resolve that Parent pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and Parent’s articles of association. The Parent Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and Parent’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Parent’s accounts.

There are no current plans to pay cash dividends on the Ordinary Shares. When determining or proposing a dividend payment, the Parent Board may take into account general and economic conditions, Parent’s financial condition and operating results, Parent’s available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by Parent to its shareholders and such other factors as the Parent Board may deem relevant. Accordingly, Parent is not expected to pay any dividends on the Ordinary Shares in the foreseeable future.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Ordinary Shares and Parent Warrants are listed on Nasdaq under the symbols “CDRO” and “CDROW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. “Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of the articles of association of Parent is attached as Exhibit 1.1 to this annual report. The information called for by this Item 10.B. “Memorandum and Articles of Association” has been reported previously in our Registration Statement on Form F-1, filed with the SEC on February 24, 2022 (the “F-1 Registration Statement”), under the heading “Description of Securities,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our articles of association. Additional information called for by this Item 10.B. “Memorandum and Articles of Association” is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

C.	Material Contracts

Each material contract to which Codere Online has been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to this annual report and is summarized below, under Item 7.B. “Related Party Transactions” and elsewhere herein. The information below describes certain agreements entered into in connection with the Business Combination, but does not purport to describe all of the terms thereof. The full text of these agreements, or forms thereof, are included as exhibits to the Business Combination Agreement attached hereto as an exhibit, and the following descriptions are qualified in their entirety by reference to the full text of such exhibits.

Business Combination Agreement

On June 21, 2021, DD3, Codere Newco, SEJO, Parent and Merger Sub entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, expenses provisions and other terms relating to the Merger and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, following the effectiveness of the transactions contemplated by the Exchange at the Exchange Effective Time and the Merger on the Merger Effective Time, the parties consummated the Business Combination and SEJO and DD3 became direct wholly-owned subsidiaries of Parent. Pursuant to the Business Combination Agreement, each of the following transactions occurred in the following order:

●	pursuant to the Contribution and Exchange Agreement, Codere Newco, effective on the Exchange Effective Time, contributed its SEJO Ordinary Shares constituting all the issued and outstanding share capital of SEJO to Parent in exchange for additional Ordinary Shares, which were subscribed for by Codere Newco. As a result of the Exchange, SEJO became a wholly-owned subsidiary of Parent and Parent continued to be a wholly-owned subsidiary of Codere Newco at the Exchange Effective Time;

●	after the Exchange and immediately prior to the Merger Effective Time, each share of DD3 Class B Common Stock automatically converted into and exchanged for one share of DD3 Class A Common Stock pursuant to the Class B Conversion;

●	on the Closing Date, pursuant to the Merger, Merger Sub merged with and into DD3, with DD3 surviving such merger and becoming a direct wholly-owned subsidiary of Parent and, in connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp.”;

●	in connection with the Merger, all shares of DD3 Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time, but after the Class B Conversion, were contributed to Parent in exchange for the Merger Consideration in the form of one Ordinary Share for each share of DD3 Class A Common Stock pursuant to the Parent Capital Increase, as set forth in the Business Combination Agreement; and

●	as of the Merger Effective Time, each DD3 Warrant that was outstanding immediately prior to the Merger Effective Time no longer represented a right to acquire one share of DD3 Class A Common Stock and instead represented the right to acquire one Ordinary Share on substantially the same terms.

Codere Newco received the Exchange consideration in the form of Ordinary Shares on the Exchange Effective Time. The Ordinary Shares making up the Exchange consideration, minus any Ordinary Shares owned by Codere Newco immediately prior to the Exchange Effective Time, were issued to Codere Newco. After such issuance and as of the date of this annual report, Codere Newco held 30,000,000 Ordinary Shares.

At the Merger Effective Time, each share of DD3 Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time was exchanged for one validly issued and fully paid Ordinary Share.

Contribution and Exchange Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Parent, SEJO and Codere Newco entered into the Contribution and Exchange Agreement, pursuant to which Codere Newco agreed to implement the Exchange by contributing all of the issued and outstanding SEJO Ordinary Shares in exchange for 30,000,000 Ordinary Shares (reduced by the Ordinary Shares held by Codere Newco immediately prior to the Exchange) valued at $300,000,000, on a cash-free and debt-free basis, and subject to a normalized level of working capital of Parent, SEJO and SEJO’s subsidiaries, which valuation was confirmed in a valuation report issued at the Exchange Effective Time by a Luxembourg independent auditor (réviseur d’entreprises). The Contribution and Exchange Agreement contains customary conditions, covenants, representations and warranties.

Subscription Agreements

The purpose of the PIPE was to raise additional capital for use in connection with the Business Combination and to assist in meeting the minimum cash requirement (which consisted of the Gross Proceeds amounting to at least $77 million) which was a condition to the consummation of the Business Combination in the Business Combination Agreement.

Contemporaneously with the execution and delivery of the Business Combination Agreement, DD3 entered into two separate Subscription Agreements with DD3 Capital and Larrain, in each case to which Parent is also a party, pursuant to which DD3 issued and sold, in a private placement that closed immediately prior to the Closing, (i) an aggregate of 500,000 shares of DD3 Common Stock, for an aggregate purchase price of $5,000,000, at a price of $10.00 per each share of DD3 Common Stock, to DD3 Capital and its permitted transferees, and (ii) an aggregate of 1,211,000 shares of DD3 Common Stock, for an aggregate purchase price of $12,110,000, at a price of $10.00 per each share of DD3 Common Stock, to Larrain and its permitted transferees, in each case which shares of DD3 Common Stock became Ordinary Shares as a result of the Merger.

Pursuant to the Subscription Agreements, Parent agreed that, within 30 calendar days after the Closing, Parent would file with the SEC the Registration Statement (as defined in the Subscription Agreements), and Parent would use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof; provided, however, that Parent’s obligations to include the Ordinary Shares held by a Subscriber in the Registration Statement would be contingent upon the respective Subscriber furnishing in writing to Parent such information regarding the Subscriber, such Ordinary Shares held by such Subscriber and the intended method of disposition of such shares as shall be reasonably requested by Parent to effect the registration, and will execute such documents in connection with such registration as Parent may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding anything to the contrary in the Subscription Agreements, Parent may, upon giving prompt written notice of such action to the respective Subscriber, delay the filing or initial effectiveness of, suspend use of, the Registration Statement for a period of not more than sixty (60) consecutive days or more than two times in any calendar year if the filing, initial effectiveness or continued use of the Registration Statement would, in the good faith judgment of the Parent Board, make Parent fail to comply with applicable disclosure requirements or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to Parent for reasons beyond Parent’s control, (ii) audited financial statements as of a date other than Parent’s fiscal year end, or (iii) pro forma financial statements that are required to be included in a registration statement.

Parent made use of such right under the Subscription Agreements and notified the relevant Subscribers and certain other holders of Parent securities

Pursuant to the Subscription Agreements, each Subscriber acknowledged and agreed that, without the prior written consent of DD3 and Parent, during the period commencing on the Closing Date and continuing until the earlier of the ninety (90) calendar day period commencing on the date of the closing of the Business Combination and the date when the Registration Statement is declared effective by the SEC, such Subscriber, and any person or entity acting on its behalf or pursuant to any understanding with it, would not (i) sell, assign, transfer (including by operation of law), incur any liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever, dispose of or otherwise encumber, (ii) make any short sale of, grant any option for the purchase of, or (iii) enter into any hedging or similar transaction with the same economic effect as a transfer in sub-section (i) above of, any of the PIPE Shares.

Forward Purchase Agreements

In connection with the Business Combination, (i) Baron elected to purchase an aggregate of 2,500,000 shares of DD3 Common Stock for an aggregate purchase price of $25,000,000, at a price of $10.00 per each share of DD3 Common Stock, pursuant to the terms of the Baron Forward Purchase Agreement, and (ii) MG elected to purchase an aggregate of 2,500,000 shares of DD3 Common Stock for an aggregate purchase price of $25,000,000, at a price of $10.00 per each share of DD3 Common Stock, pursuant to the terms of the MG Forward Purchase Agreement, in each case in a private placement that occurred immediately prior to the Closing Date.

Pursuant to the Baron FPA Amendment and the MG FPA Amendment, among other matters, (i) DD3 agreed not to enter into any agreement with any other investor or prospective investor on terms that are more favorable to such other investor or prospective investor than the terms provided to Baron or MG, as applicable, and (ii) certain closing conditions were amended in part to align with the closing conditions in the Business Combination Agreement, including that the terms of the Business Combination Agreement (as the same existed on the date of the Baron FPA Amendment and the MG FPA Amendment) shall not have been amended or modified in a manner, and no waiver thereunder shall have occurred, that would reasonably be expected to be materially adverse to the economic benefits that Baron or MG would reasonably expect to receive under their respective Forward Purchase Agreement, without Baron’s or MG’s written consent, as applicable.

Baron Support Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, DD3 and Baron entered into the Baron Support Agreement, pursuant to which Baron irrevocably waived its Redemption Rights with respect to the Baron IPO Shares and agreed not to (a) redeem or exercise any of its Redemption Rights with respect to, any Baron IPO Shares in connection with DD3’s special meeting of stockholders that approved the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement; or (b) directly or indirectly, (i) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Baron IPO Shares or otherwise agree to do any of the foregoing, (ii) deposit any Baron IPO Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Baron Support Agreement, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Baron IPO Shares. The Baron Support Agreement and the obligations of Baron under the Baron Support Agreement automatically terminated upon the Closing of the Business Combination. The Baron Support Agreement was subject to customary conditions, covenants, representations and warranties.

Pursuant to the Business Combination Agreement, DD3 undertook not to amend, modify, waive or otherwise change any of the Baron Support Agreement, Forward Purchase Agreements and Subscription Agreements without the prior written consent of SEJO, such consent not to be unreasonably withheld, delayed or conditioned.

Registration Rights and Lock-Up Agreement

In connection with the Business Combination, DD3, Codere Newco, Parent, the Sponsor, the Forward Purchasers and the other parties thereto, entered into the Registration Rights and Lock-Up Agreement, which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, Parent agreed that, within 30 calendar days after the Closing Date, it would file with the SEC a registration statement to permit the public resale of certain Ordinary Shares and Parent Warrants (including underlying securities) held by the Holders (as defined in the Registration Rights and Lock-Up Agreement), and that it would use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days following the filing deadline, provided that the effectiveness deadline will be extended to 90 calendar days after the filing deadline if the registration statement is reviewed by, and receives comments from, the SEC.

Subject to certain terms and conditions, Parent may delay the filing or initial effectiveness of, or suspend use of, such registration statement for the shortest period of time, but in no event for a period more than sixty (60) consecutive days or more than two times in any calendar year. Parent has made use of such right under the Registration Rights and Lock-Up Agreement and notified the relevant Holders and certain other holders of Parent securities.

In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, certain holders may demand at any time or from time to time, that Parent file a registration statement on Form F-1, or any such other form of registration statement as is then available to effect a registration, or, if available, Form F-3, to register the securities of Parent held by such holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period.

Pursuant to the Registration Rights and Lock-Up Agreement, each of Codere Newco and the Sponsor agreed to not transfer any Lock-Up Securities (as defined in the Registration Rights and Lock-Up Agreement) until the earliest of: (i) the date that is one year from the Closing, (ii) the date on which the closing price of the Ordinary Shares on Nasdaq equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after the Closing or (iii) such date on which Parent completes a liquidation, merger, share exchange or other similar transaction that results in all Parent shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, subject to certain exceptions described in Section 5.2 of the Registration Rights and Lock-Up Agreement. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period.

Nomination Agreement

In connection with the Closing of the Business Combination, the Sponsor, Codere Newco and Parent entered into a Nomination Agreement, pursuant to which Codere Newco and the Sponsor have, among others, certain director nomination rights with respect to Parent.

Pursuant to the Nomination Agreement, during the Sponsor Proposal Period, the Parent Board will consist of seven (7) directors and (i) Codere Newco will have the right to propose for appointment four (4) Codere Newco Directors; (ii) the Sponsor will have the right to propose for appointment two (2) Sponsor Directors; and (iii) Codere Newco and the Sponsor will have the right to jointly propose for appointment the Industry Expert Independent Director. After the Sponsor Proposal Period, Codere Newco will have the right to propose for appointment five (5) directors, with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). Both during and after the Sponsor Proposal Period, at least one (1) of the Codere Newco Directors shall qualify as a Luxembourg tax resident.

Codere Newco will have the right to propose for reappointment the Codere Newco Directors and the Sponsor will have the right to propose for reappointment the Sponsor Directors appointed within the Sponsor Proposal Period; provided that one (1) Sponsor Director shall not have the right to serve as director past the second annual shareholders’ meeting of Parent after the Closing Date and the second Sponsor Director shall not have the right to serve as director past the third annual shareholders’ meeting of Parent after the Closing Date.

Pursuant to the Nomination Agreement, the Parent audit committee shall include at least one (1) Codere Newco Director and one (1) Sponsor Director (in either case only to the extent such director (i) qualifies as an independent director and (ii) meets the heightened independence requirements applicable to audit committees under the SEC rules and regulations and under the criteria established by the Nasdaq). Further, Codere Newco will have the right, but not the obligation, to propose for appointment one (1) non-executive, non-independent director as an observer to the audit committee to be appointed by the Parent Board, subject to compliance with Rule 10A-3 under the Exchange Act.

Codere Newco and the Sponsor agreed to cooperate in facilitating any action or right described in or required by the Nomination Agreement, including by voting their respective Ordinary Shares. Other than reimbursement for reasonable and documented out-of-pocket expenses, only the Remunerated Directors are currently expected to be entitled to compensation as consideration for serving on the Parent Board and/or any committees. See the section entitled “Management” for additional information.

Unless earlier terminated by the mutual agreement of Parent, Codere Newco and the Sponsor, the Nomination Agreement shall continue in full force and effect for a period of five years from the Closing Date; provided, however, that the Nomination Agreement will automatically terminate, with respect to Codere Newco, on the date on which Codere Newco and/or its affiliates cease to beneficially own, in the aggregate, at least 30% of the issued and outstanding Ordinary Shares, and with respect to the Sponsor, after the Sponsor Proposal Period; provided, further, that Codere Newco and Parent shall, no later than 30 days prior to the fifth anniversary of the Nomination Agreement, agree in writing to renew the Nomination Agreement, with respect to Codere Newco and Parent, for an additional five years if Codere Newco and/or its affiliates beneficially own, in the aggregate, no less than 30% of the issued and outstanding Ordinary Shares.

Indemnification Letter

In connection with the Closing of the Business Combination, Codere Newco, Parent and SEJO agreed to cause the Restructuring and entered into the Indemnification Letter, pursuant to which Codere Newco shall indemnify Parent, SEJO and their respective subsidiaries (“Indemnitees”), including under the principles of transferee or successor liability but excluding any debts, losses, damages, fines, penalties, expenses and liabilities (“Liabilities”) reflected or reserved against in the Year-End Financial Statements (as defined in the Business Combination Agreement) or the Interim Financial Statement (as defined in the Business Combination Agreement), for (i) Liabilities incurred by any Indemnitee and arising under or in connection with the ownership of the assets (other than entities, assets or rights to be transferred to SEJO or its subsidiaries pursuant to the Restructuring) of, or the operation of the business (other than the online business) by, Codere Newco or any affiliate of Codere Newco (excluding Parent, Merger Sub, SEJO and its subsidiaries) (“Non-Online Losses”); (ii) Liabilities incurred by any Indemnitee as a result of the consummation of the Restructuring, but only to the extent that such Liabilities would not have been incurred but for the Restructuring (“Restructuring Losses”); and (iii) Taxes (as defined in the Business Combination Agreement) of any Indemnitee, including Transfer Taxes (as defined in the Business Combination Agreement), incurred by any Indemnitee as a result of the consummation of the Restructuring, but only to the extent that such Taxes would not have been incurred but for the Restructuring (such Taxes in (iii), together with Non-Online Losses and Restructuring Losses, “Losses”). The obligations of Codere Newco to indemnify and hold harmless the Indemnitees against, or to contribute to, Losses pursuant to the Indemnification Letter shall remain in full force and effect until the date that is 24 months after the Closing Date. The aggregate amount of all Losses for which Codere Newco shall be liable pursuant to the Indemnification Letter, including, for the avoidance of doubt, any legal or other expenses incurred by the Indemnitees and required to be paid by Codere Newco in connection with investigating and defending any related action or claim, shall not exceed $10,000,000 in the aggregate.

Warrant Amendment Agreement

In connection with the Closing of the Business Combination, DD3, Parent and Continental Stock Transfer & Trust Company, as warrant agent, entered into the Warrant Amendment Agreement, pursuant to which, among others, as of the Merger Effective Time, (i) each of the issued DD3 Warrants that was outstanding immediately prior to the Merger Effective Time ceased to represent a right to acquire one share of DD3 Class A Common Stock and instead represented the right to acquire one Ordinary Share on substantially the same terms as set forth in the Original Warrant Agreement and (ii) DD3 assigned to Parent all of DD3’s right, title and interest in and to the Original Warrant Agreement and Parent assumed, and agreed to pay, perform, satisfy and discharge in full, all of DD3’s liabilities and obligations under the Original Warrant Agreement arising from and after the Merger Effective Time.

Expenses Reimbursement Letter

In connection with the Closing of the Business Combination, DD3, Codere Newco, Parent and the Sponsor entered into the Expenses Reimbursement Letter, pursuant to which (i) the Sponsor agreed to reimburse Parent, as sole shareholder of the Surviving Corporation, for the aggregate amount of SPAC Transaction Expenses (as defined in the Business Combination Agreement) payable by the Surviving Corporation in excess of the maximum SPAC Transaction Expenses (as defined in the Business Combination Agreement) required to be paid by the Surviving Corporation pursuant to Section 11.03 of the Business Combination Agreement, subject to Sections 1 and 2 of the Expenses Reimbursement Letter; and (ii) Codere Newco agreed to reimburse Parent, as sole shareholder of SEJO and the Surviving Corporation, for the aggregate amount of Company Transaction Expenses (as defined in the Business Combination Agreement) payable by the Surviving Corporation, Parent, SEJO or any of its subsidiaries in excess of the maximum Company Transaction Expenses (as defined in the Business Combination Agreement) required to be paid by the Surviving Corporation pursuant to Section 11.03 of the Business Combination Agreement, subject to Sections 1 and 2 of the Expenses Reimbursement Letter.

D.	Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by Codere Online, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and/or EU sanctions.

We currently do not expect to be affected by the existing capital controls in Argentina, which would otherwise restrict our ability to extract cash from the country, given that we expect that cash generated in Argentina will, for the foreseeable future, be reinvested into the business in furtherance of our growth plan in the country.

E.	Taxation

U.S. Federal Income Tax Considerations

This section describes material U.S. federal income tax consequences to the U.S. holders described below of the ownership and disposition of Ordinary Shares or Parent Warrants (collectively, “Parent securities”). This discussion applies only to Parent securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or to U.S. holders subject to special rules, including:

●	dealers and other investors that do not hold their Parent securities as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 10% or more (by vote or value) of Parent’s stock;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners thereof;

●	persons who hold Parent securities as part of a straddle, integrated transaction or other similar transaction ;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	U.S. holders that hold Parent securities in connection with a trade or business conducted outside the United States; or

●	persons that received Parent securities as compensation for services.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, and the income tax treaty between the United States and Luxembourg (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a U.S. holder of Parent securities.

For purposes of this discussion, a U.S. holder means a person who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, a beneficial owner of Parent securities and:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Luxembourg taxes imposed on dividends on the Ordinary Shares. This discussion does not apply to investors in this special situation.

This discussion assumes that our position as to us being tax resident solely in Luxembourg is respected. U.S. Holders should consult their own tax advisers regarding any tax consequences that may arise if we were treated as a tax resident of any other jurisdiction.

U.S. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PARENT SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Parent

As described in Item 3.D. “Risk Factors—Risks Relating to U.S. Taxes—The Internal Revenue Service may not agree that Parent should be treated as a non-U.S. corporation for U.S. federal income tax purposes,” Parent believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, and the remainder of this discussion so assumes.

Ownership of Ordinary Shares and Parent Warrants

Distributions on Ordinary Shares

The following discussion is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

The gross amount of any distribution on Ordinary Shares that is made out of Parent’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Because Parent does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that any distribution by Parent with respect to the Ordinary Shares will be reported to them as dividend income. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations

Subject to applicable limitations, dividends paid to non-corporate U.S. Holders may be eligible for a preferential rate of taxation. The preferential rate will not apply, however, if Parent is a passive foreign investment company for its taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, Luxembourg withholding taxes on dividends paid by Parent that are withheld at a rate not in excess of the applicable Treaty rate may be creditable against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. In lieu of claiming a foreign tax credit, a U.S. holder may elect to deduct creditable non-U.S. taxes (including Luxembourg taxes) in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. The rules governing the U.S. foreign tax credits and deductibility of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of U.S. foreign tax credits or deductions under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Parent Warrants

The following discussion is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

A U.S. holder generally will recognize gain or loss on any sale, exchange or other taxable disposition of Ordinary Shares or Parent Warrants (including a redemption of Parent Warrants) in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares or Parent Warrants generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares or Parent Warrants generally will be U.S. source gain or loss.

Exercise or Lapse of a Parent Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Parent Warrant for cash. A U.S. holder’s tax basis in the Ordinary Shares received upon exercise of Parent Warrants generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Parent Warrants and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Parent Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Parent Warrant and will not include the period during which the U.S. holder held the Parent Warrant. If a Parent Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Parent Warrant.

The tax consequences of a cashless exercise of a Parent Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either case, a U.S. holder’s basis in the Ordinary Shares received would equal the U.S. holder’s basis in the Parent Warrants exercised therefor. If the cashless exercise is treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Parent Warrants. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares will include the holding period of the Parent Warrants exercised therefor.

It is also possible that a cashless exercise of a Parent Warrant could be treated in part as a taxable exchange in which gain or loss will be recognized. In such event, a U.S. holder will recognize gain or loss with respect to the portion of the exercised Parent Warrants treated as surrendered to pay the exercise price of the Parent Warrants (the “surrendered warrants”). The U.S. holder will recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Ordinary Shares received will equal the U.S. holder’s tax basis in the Parent Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Parent Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above will be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Parent Warrants.

Possible Constructive Distributions

The terms of each Parent Warrant provide for an adjustment to the number of Ordinary Shares for which the Parent Warrant may be exercised or to the exercise price of the Parent Warrant in certain events, as discussed in Item 10.B. “Memorandum and Articles of Association.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Parent Warrant will, however, be treated as receiving a constructive distribution from Parent if, for example, the adjustment increases the holder’s proportionate interest in Parent’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that will be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution will be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Parent equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders could be materially different from that described above if Parent is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year. A non-U.S. corporation is a PFIC for any taxable year if either: (i) 75% or more of its gross income for the taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of its assets (generally determined based on the quarterly average of the value of its assets during such year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing passive income and net foreign currency gains. Cash is generally a passive asset. Goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of its income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of its activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year.

Based on the composition of Parent’s income and assets and the estimated value of its assets, including goodwill (which is based in part on the price of the Ordinary Shares), Parent believes that it was not a PFIC for its 2021 taxable year. However, Parent’s PFIC status for any taxable year can be determined only after the end of that year and will depend on the composition of Parent’s income and assets and the value of its assets from time to time (which may be determined, in large part, by reference to the market price of Ordinary Shares, which has declined since the Merger). In particular, Parent holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Parent’s market capitalization has been volatile and declined substantially since the closing of the Merger, if the value of Parent’s goodwill is determined by reference to its market capitalization there is a risk (which depending on market conditions could be substantial) that the Parent will become a PFIC for its current taxable year of 2022, and possibly future taxable years.

The Code provides that, to the extent provided in Treasury regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person. Under proposed Treasury regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. The remainder of this discussion assumes that the PFIC rules will apply to Parent Warrants if Parent were a PFIC. However, U.S. holders should consult their tax advisers regarding the application of the PFIC rules to Parent Warrants prior to the finalization of the proposed Treasury regulations.

If Parent is a PFIC for any taxable year and any subsidiary or other entity in which Parent owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

If Parent is or becomes a PFIC during any taxable year in which a U.S. holder holds Ordinary Shares (or under the proposed regulations, Parent Warrants), the U.S. holder will generally be subject to the excess distribution regime (which is the default regime), unless (in the case of Ordinary Shares) a mark-to-market election is made as described further below. Dividends paid by a PFIC are not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including in certain cases, a pledge) of Ordinary Shares (or under the proposed regulations, Parent Warrants), and (ii) any “excess distribution” received on the Ordinary Shares (generally, the excess of distributions received in a taxable year over 125% of the average of the annual distributions on Ordinary Shares received during the preceding three taxable years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held the Ordinary Shares (or Parent Warrants);

●	the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which Parent became a PFIC will be treated as ordinary income; and

●	the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. holder’s securities cannot be treated as capital gains, even if the U.S. holder holds the securities as capital assets.

If Parent is treated as a PFIC for any taxable year during a U.S. holder’s holding period it will, with respect to such U.S. holder, continue to be a PFIC for subsequent taxable years, regardless of whether it satisfies either of the income or asset test in these years, subject to certain exceptions (such as upon making a “deemed sale” election).

Mark-to-Market Regime. Alternatively, a U.S. holder of shares of a PFIC may make an election to mark-to-market the shares on an annual basis if the shares are marketable. PFIC shares generally are marketable if they are “regularly traded” on a national securities exchange such as the Nasdaq. There can be no assurance that Ordinary Shares will be regularly traded for purposes of these rules. Pursuant to the mark-to-market election, for each taxable year in which Parent is a PFIC a U.S. holder will include as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder will treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares in a taxable year in which Parent is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, with any excess treated as a capital loss). A mark-to-market election applies for the taxable year in which it is made and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should be aware that there is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Parent) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the excess distribution regime described above. U.S. Holders should consult their tax advisers to determine whether the mark-to-market tax election will be available if Parent is a PFIC for any taxable year, and the consequences resulting from such election. U.S. holders of Parent Warrants will not be able to make a mark-to-market election with respect to their warrants.

Parent does not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

PFIC Reporting Requirements. A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received or deemed received with respect to Parent securities, and the proceeds received on the disposition of Parent securities effected within the United States (and, in certain cases, outside the United States), in each case other than in the case of U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Certain U.S. holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Parent securities, or non-U.S. accounts through which the Parent securities are held. U.S. holders should consult their own tax advisers regarding their reporting obligations with respect to Parent securities.

Former U.S. holders of DD3 Securities that exchanged their DD3 Securities for Parent Securities in the Merger are urged to consult with their own tax advisers regarding any reporting requirements that they may have in connection with the Merger.

Material Luxembourg Income Tax Considerations

The following is a general description of certain Luxembourg tax considerations relating to Parent and the Parent Shareholders and the holders of Parent Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and Parent Warrants. Shareholders and holders of Parent Warrants should consult their own tax advisers as to which countries’ tax laws could be relevant to holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The discussion below is intended as a basic overview of certain tax consequences in relation to Parent and the purchase, ownership and disposition of Ordinary Shares and Parent Warrants under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Substance

Under Luxembourg income tax laws, a company is a resident taxpayer of Luxembourg if its statutory seat or its central administration is located in Luxembourg. Having its statutory seat in Luxembourg, Parent should therefore be considered as a Luxembourg tax resident company and could then obtain a certificate of residence from the Luxembourg tax authorities. However, it should be noted that most of the double tax treaties signed by Luxembourg include a so-called tie-break rule according to which companies are only tax resident in the jurisdiction where they are effectively managed (i.e., where their central administration is located). In this respect, should Parent be effectively managed from a treaty jurisdiction, its Luxembourg tax residency may be challenged by foreign tax authorities.

Moreover, the EU released on December 22, 2021 a directive proposal which aims to fight against the misuse of shell entities for tax purposes and ensure that EU entities with no or minimal economic activity are unable to benefit from certain tax advantages (the so-called ATAD 3).

These new rules would mainly apply to EU entities (i) deriving passive income, (ii) engaged in cross-border transactions and (iii) which outsourced the administration of day-to-day operations and the decision-making on significant functions. EU entities that meet these three conditions would need to declare in their annual tax returns whether they meet indicators of minimum substance and provide related documentary evidence. Entities not meeting those indicators of minimum substance will be presumed not to have sufficient substance for tax purposes (unless they can rebut this presumption by providing evidence (i) of the business activities which they perform to generate their passive income or (ii) that they do not serve the objective of obtaining a tax advantage). In this case and in the absence of rebuttal of the presumption, such EU entities would not be allowed to benefit from the provisions of double tax treaties or certain EU Directives (such as the Interest and Royalties EU Directive). In addition, they would not be entitled to a certificate of tax residence to the extent that such certificate serves to obtain the benefit of the aforementioned provisions.

Although it is too early to anticipate how these rules will be transposed in the EU (and interpreted by the Luxembourg tax authorities), it should be kept in mind that these rules (if and when implemented) may increase the withholding tax cost of investments structured via an intermediate vehicle that (i) does not meet the indicators of minimum substance and (ii) cannot rebut the above presumption of lack of substance.

Taxation of Parent

Parent is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by Parent are fully subject to Income Tax in Luxembourg. However, provided the conditions of the Luxembourg participation exemption regime are met, dividends or capital gains realized by Parent upon the disposal of shares are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by Parent at the rate of 0.5% on its total net asset value below or equal to €500 million. The tranche above €500 million will be taxed at a rate of 0.05%.

Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that, the relevant entity holds a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary’s share capital or having an acquisition cost (including both share capital and share premium) of at least €1.2 million; there is no minimum holding period requirement.

Companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and €350,000 are liable to a minimum annual NWT of €4,815. Other companies are liable to a minimum progressive tax (in an amount up to €32,100), depending on the total assets on their balance sheet.

Withholding taxation

Any dividend distributed by Parent to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares and Parent Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares and Parent Warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares and Parent Warrants, or realize capital gains on the sale of any Ordinary Shares and Parent Warrants, unless they sell a participation of more than 10% in Parent within six months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares and Parent Warrants is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares and Parent Warrants sold or redeemed.

Luxembourg resident corporate holders who are family wealth management companies subject to the law of May 11, 2007, undertakings for collective investment subject to the law of December 17, 2010, to the law of February 13, 2007, or to the law of July 23, 2016 on reserved alternative investment funds (provided it is not foreseen in the incorporation documents that (i) the exclusive object is the investment in risk capital and that (ii) article 48 of the aforementioned law of July 23, 2016 applies) are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (i.e., corporate income tax, municipal business tax and net wealth tax), other than the annual subscription tax calculated on their (paid up) share capital (and share premium) or net asset value.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares and Parent Warrants held by a corporate holder, unless: (i) such holder is a Luxembourg resident other than a holder governed by: (a) the laws of December 17, 2010 and February 13, 2007 on undertakings for collective investment; (b) the law of March 22, 2004 on securitization; (c) the law of June 15, 2004 on the investment company in risk capital; (d) the law of May 11, 2007 on family estate management companies; or (e) the law of July 23, 2016 on reserved alternative investment funds or (ii) such Ordinary Shares and Parent Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment.

Luxembourg net wealth tax is levied at a 0.5% rate up to €500 million taxable base and at a 0.05% rate on the taxable base in excess of €500 million. Securitization vehicles, investment companies in risk capital (Société d’investissement en capital à risque (SICAR)), a regulated structure designed for private equity and venture capital investments (organized as tax opaque companies), and reserved alternative investment funds subject to the law of July 23, 2016 (provided it is foreseen in the incorporation documents that (i) the exclusive object is the investment in risk capital and that (ii) article 48 of the aforementioned law of July 23, 2016 applies), are subject to net wealth tax up to the amount of the minimum net wealth tax.

The minimum net wealth tax is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total gross assets and €350,000, the minimum net wealth tax is currently set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the €4,815 minimum net wealth tax, the minimum net wealth tax ranges from €535 to €32,100, depending on the company’s total gross assets.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares and Parent Warrants, unless the documents relating to the Ordinary Shares and Parent Warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares and Parent Warrants or in respect of the payment under the Ordinary Shares and Parent Warrants or the transfer of the Ordinary Shares and Parent Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Parent if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares and Parent Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares and Parent Warrants are included in his taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of the Ordinary Shares and Parent Warrants.

F.	Dividends and paying agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC. We also maintain a website at https://www.codereonline.com. Through our website, we make available, free of charge, the SEC filings. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this annual report.

I.	Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Codere Online is exposed to a variety of market and other risks, including the effects of changes in foreign currency exchange rates and liquidity, as well as credit risks and other risks and hazard events. For information about the effects of and how we manage such risks, see Item 5.E. “Critical Accounting Policies and Estimates.”

Item 12. Description of Securities Other Than Equity Securities

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Parent’s amended articles of association took effect on November 30, 2021 in connection with the Closing of the Business Combination. A copy of our articles of association is filed as Exhibit 1.1 to this annual report. See Item 10.B. “Memorandum and Articles of Association.”

Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2021, Parent’s senior management, including Parent’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of Parent’s disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, Parent’s senior management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2021, Parent did not maintain effective disclosure controls and procedures because of the existence of a material weakness in internal control over financial reporting related to a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions, such as the Business Combination. In light of the material weakness, management completed certain additional procedures and analysis to validate the accuracy and completeness of the items impacted by the control deficiencies. Notwithstanding the material weakness, based on additional analyses and other procedures performed, Parent’s senior management concluded that the Annual Financial Statements included in this report present fairly in all material respects Parent’s financial position, results of operations and cash flows for the periods presented, in conformity with IFRS.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. Commencing with fiscal year 2022, Codere Online must perform system and process evaluation and testing of its internal control over financial reporting to allow Parent’s management to report on the effectiveness of its internal control over financial reporting in its Form 20-F filing for the year ended December 31, 2022, as required by Section 404 of the Sarbanes-Oxley Act.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of Parent’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, Parent’s independent registered public accounting firm will not be required to opine on the effectiveness of Parent’s internal control over financial reporting until Parent is no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

Except to the extent described above, this annual report does not include disclosure of changes in control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Parent Board has determined that Laurent Teitgen qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F and that he is also “independent,” as defined in Rule 10A-3(b)(1) under the Exchange Act and applicable Nasdaq standards. For more information about Mr. Teitgen, see Item 6.A. “Directors and Senior Management.”

Item 16B. Code of Ethics

Parent’s Code of Ethics and Integrity is applicable to Parent’s directors and senior management and complies with the rules and regulations of Nasdaq and the SEC. Codere Online’s Code of Ethics is accessible through its corporate website. In addition, Parent will post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics and Integrity. The reference to Parent’s website address in this annual report does not include or incorporate by reference the information on Parent’s website into this annual report.

Item 16C. Principal Accountant Fees and Services

Ernst & Young, S.L. (“EY”) acted as Codere Online’s independent auditor for the years ended December 31, 2021, 2020 and 2019. The table below sets out the total amount billed to Codere Online by EY for services performed for the years ended December 31, 2021 and 2020, in thousands of euros, and breaks down these amounts by category of service:

	2021	2020
	(in thousands of euros)
Audit fees(1)	€1,234	€133
Audit-related fees	-	-
Tax fees(2)	25	-
All other fees	-	-
Total	€1,259	€133

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of the Annual Financial Statements and interim review services provided in connection with statutory and regulatory filings. The audit fees for 2021 include the fees for attestation services on financial information of the Company included in our registration statements on Form F-1 and Form F-4, as amended.
(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning services in connection with transfer pricing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Parent is permitted to follow, and does follow, home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. Parent’s corporate governance practices differ in certain respects from those that U.S. domestic issuers must adopt in order to maintain a Nasdaq listing. A brief, general summary of those significant differences is provided below:

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Parent do not require that the compensation of Parent’s senior management team be determined, or recommended to the Parent Board for determination, by a compensation committee comprised of independent directors. Parent follows Luxembourg law and its articles of association with regard to compensation of its senior management and has opted not to establish a compensation committee. Parent currently believes that matters in connection with compensation of Parent’s senior management should be discussed and determined by the entire Parent Board.

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Parent do not require director nominations to be made by a nominations committee comprised of independent directors or by independent directors constituting a majority of the Parent Board’s independent directors. Parent follows Luxembourg law, its articles of association and the Nomination Agreement with regard to the process of nominating directors. Pursuant to the Nomination Agreement, Codere Newco and Sponsor have the right to propose certain directors for appointment by the Parent Shareholders. Moreover, directors may also be recommended by the Parent Board for appointment by Parent Shareholders (other than directors appointed by the Parent Board to fill a vacancy). Finally, Parent Shareholders holding at least 10% of the Ordinary Shares of Parent may propose certain directors for appointment by the Parent Shareholders.

●	Nasdaq Listing Rules require that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. Parent is a “foreign private issuer” as defined by the SEC, and the equity securities of Parent are accordingly exempt from the proxy rules set forth in the Exchange Act. Additionally, Parent is not required to solicit proxies in accordance with applicable rules and regulations in Luxembourg.

●	Parent follows Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under the articles of association of Parent and the 1915 Law, lower thresholds are mandatorily required for certain meetings of Parent Shareholders. In addition, under the articles of association of Parent, there is no quorum requirement for resolutions to be considered at certain extraordinary general meetings of Parent Shareholders.

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Parent do not require that shareholder approval be obtained in connection with certain dilutive events. Under the articles of association of Parent and the 1915 Law, the Parent Board is authorized to issue new Ordinary Shares for an amount not to exceed the amount of authorized, but unissued and unsubscribed share capital of Parent and to allot existing or newly issued Ordinary Shares to certain persons, including employees of Parent, without shareholder approval, as set forth under the articles of association of Parent.

Controlled Company

For purposes of the rules of the Nasdaq, Parent is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 66.49% of the issued and outstanding Ordinary Shares. Accordingly, Parent is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

Please refer to pages F-1 through F-56 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Consolidated Articles of Association of Codere Online Luxembourg, S.A., dated as of November 30, 2021 (incorporated by reference to Exhibit 3.1 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

2.1*	Description of Securities.

2.2	Specimen Ordinary Share Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit 4.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

2.3	Warrant Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

2.4	Form of Assignment, Assumption and Amendment Agreement by and among DD3 Acquisition Corp. II, Codere Online Luxembourg, S.A. and Continental Stock Transfer & Trust Company, with respect to the Warrant Agreement dated as of December 7, 2020 (incorporated by reference to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

2.5	Form of Warrant Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit A to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.1#	Business Combination Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit 2.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

4.2	Contribution and Exchange Agreement, dated as of June 21, 2021, by and among Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.3	Investor Support Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.5	Forward Purchase Agreement, dated as of November 17, 2020, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.5 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.6	Forward Purchase Agreement, dated as of November 19, 2020, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.12 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.7	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.6 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.8	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.7 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.9	Form of Registration Rights and Lock-Up Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP, Baron Global Advantage Fund, Baron Emerging Markets Fund, Destinations International Equity Fund, Codere Newco, S.A.U. and DD3 Acquisition Corp. II (incorporated by reference to Exhibit A of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.10	Form of Nomination Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC and Codere Newco, S.A.U. (incorporated by reference to Exhibit B of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.11	Form of Indemnification Letter, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit C of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.12	Form of Redemption Agreement for Codere Ordinary Shares by and between Codere Online Luxembourg, S.A. and Codere Newco, S.A.U. (incorporated by reference to Exhibit G of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.13	Form of Expenses Reimbursement Letter by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit H of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.14	Relationship and License Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.13 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.15#	Sponsorship and Services Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.14 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021)..

4.16	Platform and Technology Services Agreement, dated January 1, 2021, by and among Codere Newco, S.A.U., Codere Apuestas España, S.L.U. and Codere Online Management Services LTD (incorporated by reference to Exhibit 10.15 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.17*	First Amendment to Platform and Technology Services Agreement, dated March 1, 2022, by and among Codere Newco, S.A.U., Codere Apuestas España, S.L.U. and Codere Online Management Services LTD.

4.18	English translation of agreement, dated June 21, 2021, by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 10.16 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.19	Internal Affiliate Program Master Agreement, dated March 12, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.17 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.20#†	Services Agreement, dated October 9, 2018, as amended on November 30, 2020, between Moshe Edree, Novelly Investments Limited and Codere Online Management Services Ltd (incorporated by reference to Exhibit 10.18 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.21†	Addendum Two to Services Agreement, dated December 31, 2021, between Moshe Edree, Novelly Investments Limited, Codere Online Management Services Ltd and Codere Newco S.A.U. (incorporated by reference to Exhibit 10.19 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

4.22	Letter Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP and each of the officers, directors and initial stockholders of DD3 Acquisition Corp. II (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.23	Investment Management Trust Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.24	Stock Escrow Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, Continental Stock Transfer & Trust Company and certain securityholders (incorporated by reference to Exhibit 10.4 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.25*†	Long-term Incentive Plan Master Agreement

8.1*	List of Subsidiaries of Codere Online Luxembourg, S.A.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young, S.L.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Documents.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within Inline XBRL document)

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Codere Online Luxembourg, S.A.

Date: April 29, 2022	By:	/s/ Moshe Edree
		Name:	Moshe Edree
		Title:	Chief Executive Officer

Date: April 29, 2022	By:	/s/ Oscar Iglesias
		Name:	Oscar Iglesias
		Title:	Chief Financial Officer

INDEX TO FINANCIAL INFORMATION

Audited consolidated and combined carve-out financial statements of Codere Online as of and for the year ended December 31, 2021 and audited combined carve-out financial statements of the Codere Online Business as of December 31, 2020 and for the years ended December 31, 2020 and 2019.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Financial Position as of December 31, 2021 and Combined Carve-out Statement of Financial Position as of December 31, 2020	F-3
Consolidated and Combined Carve-out Income Statement for the Years Ended December 31, 2021, 2020 and 2019	F-4
Consolidated and Combined Carve-out Statement of Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019	F-5
Consolidated and Combined Carve-out Statement of Changes in Equity for the Years Ended December 31, 2021, 2020 and 2019	F-6
Consolidated and Combined Carve-out Statement of Cash Flows for the Year Ended December 31, 2021 and Combined Carve-out Statements of Cash Flows for the Years ended December 31, 2020 and 2019	F-8
Notes to Annual Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Codere Online Luxembourg, S.A.
(formerly denominated Codere Online Business)

Opinion on the Consolidated and Combined Carve-out Financial Statements

We have audited the accompanying Consolidated and Combined Carve-out statements of financial position as of December 31, 2021 and 2020 of Codere Online Luxembourg, S.A. (formerly denominated Codere Online Business) and subsidiaries (the “Group”), the related Consolidated and Combined Carve-out income statements and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “Consolidated and Combined Carve-out financial statements”). In our opinion, the Consolidated and Combined Carve-out financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These Consolidated and Combined Carve-out financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s Consolidated and Combined Carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated and Combined Carve-out financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the Consolidated and Combined Carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated and Combined Carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated and Combined Carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young, S.L.

We have served as the Group’s auditor since 2016

Madrid, Spain

April 29, 2022

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF

DECEMBER 31, 2021 AND COMBINED CARVE-OUT STATEMENT OF

FINANCIAL POSITION AS OF DECEMBER 31, 2020

(Thousands of Euros)

	Notes	12/31/2021	12/31/2020 (Note 2)
ASSETS
A) NON-CURRENT ASSETS		606	1,244
Intangible assets	5	469	1,128
Property, plant and equipment	6	133	107
Right-of-use assets		-	9
Non-current financial assets		4	-
B) CURRENT ASSETS		104,669	17,304
Trade receivables and other current assets	8	5,862	1,646
Current financial assets	7	3,899	4,757
Cash and cash equivalents	7	94,908	10,901
TOTAL ASSETS (A+B)		105,275	18,548

	Notes	12/31/2021	12/31/2020
EQUITY AND LIABILITIES
A) EQUITY	9	68,154	(39,925)
Equity attributable to equity holders of the Parent		68,007	(40,017)
Equity attributable to non-controlling interest		147	92
B) NON-CURRENT LIABILITIES		5,513	21,441
Borrowings	10	-	21,441
Non-current financial liabilities	10	5,513	-
C) CURRENT LIABILITIES		31,608	37,032
Lease obligations		-	9
Provisions		-	15
Borrowings	10	2,984	17,777
Trade payables and other current liabilities	11	28,624	19,231
TOTAL EQUITY AND LIABILITIES (A+B+C)		105,275	18,548

The accompanying notes 1 to 17 are an integral part of the consolidated and combined carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CARVE-OUT INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019

(Thousands of Euros)

	Notes	2021	2020	2019
Revenue	13	80,253	70,497	61,583
Personnel expenses		(7,080)	(5,157)	(5,102)
Depreciation and amortization		(721)	(932)	(1,193)
Other operating expenses		(143,481)	(78,657)	(71,165)
Operating expenses	13	(151,282)	(84,746)	(77,460)
OPERATING INCOME/(LOSS)		(71,029)	(14,249)	(15,877)
Finance income / (costs)	13	3,982	(520)	(269)
Net financial results		3,982	(520)	(269)
NET INCOME/(LOSS) BEFORE TAX		(67,047)	(14,769)	(16,146)
Income tax benefit/(expense)	12	(966)	(1,510)	53
NET INCOME/(LOSS) FOR THE YEAR		(68,013)	(16,279)	(16,093)
Attributable to equity holders of the Parent		(68,067)	(16,274)	(16,191)
Attributable to non-controlling interests		54	(5)	98

Basic earnings per share attributable to equity holders of the parent (Euro)	13	(10.18)	(3.65)	(3.63)
Diluted earnings per share attributable to equity holders of the parent (Euro)	13	(10.18)	(3.65)	(3.63)

The accompanying notes 1 to 17 are an integral part of the consolidated and combined carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019

(Thousands of Euros)

	2021	2020	2019
Net loss for the year	(68,013)	(16,279)	(16,093)
Currency translation differences	(1,134)	1,109	(160)
Income tax impact	-	-	-
Items that may be reclassified subsequently to profit or loss	(1,134)	1,109	(160)
Total other comprehensive income/(loss) recognized in the year	(1,134)	1,109	(160)
Total comprehensive loss recognized in the year	(69,147)	(15,170)	(16,253)
Attributable to:
Equity holders of the Parent	(69,201)	(15,262)	(16,350)
Non-controlling interests	54	92	97

The accompanying notes 1 to 17 are an integral part of the consolidated and combined carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019

(Thousands of Euros)

	Attributable to equity holders of the Parent (SEJO)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Net Parent investment	Share premium	Other comprehensive income/(loss)	Total	Non- controlling interest	Total Equity
Balance at January 1, 2019	60	-	(1,505)	(17,904)	-	-	(19,349)	(1)	(19,350)
Net income/(loss) for the year	-	(16,191)	-	-	-	-	(16,191)	98	(16,093)
Other comprehensive income/(loss) for the year	-	-	-	-	-	(160)	(160)	-	(160)
Total comprehensive income/ (loss) for the year	-	(16,191)	-	-	-	(160)	(16,351)	98	(16,253)
Appropriation of result	-	16,191	(16,191)	-	-	-	-	-	-
Net change in Parent investment	-	-	-	4,270	-	-	4,270	-	4,270
Balance at December 31, 2019	60	-	(17,696)	(13,634)	-	(160)	(31,430)	97	(31,333)
Net income/(loss) for the year	-	(16,274)	-	-	-	-	(16,274)	(5)	(16,279)
Other comprehensive income/(loss) for the year	-	-	-	-	-	1,109	1,109	-	1,109
Total comprehensive income/ (loss) for the year	-	(16,274)	-	-	-	1,109	(15,165)	(5)	(15,170)
Appropriation of result	-	16,274	(16,274)	-	-	-	-	-	-
Net change in Parent investment	-	-	-	6,578	-	-	6,578	-	6,578
Balance at December 31, 2020 (Note 9) (*)	60	-	(33,970)	(7,056)	-	949	(40,017)	92	(39,925)

The accompanying notes 1 to 17 are an integral part of the consolidated and combined carve-out financial statements.

(*)	The historical combined carve-out financial statements for the years ended December 31, 2019 and 2020 were presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, where Servicios de Juego Online, S.A.U. (“SEJO”) was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A. which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The net Parent investment balance included the balances that were recorded in the historical combined carve-out financial statements and the transfer of the balance from net Parent investment to other reserves occurred as a result of the Business Combination, as the former structure of the Codere Online Business is now a consolidated group.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Net Parent investment	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non- controlling interest	Total Equity
Balance at December 31, 2020 (SEJO) (*)	60	-	(33,970)	(7,056)	-	-	949	(40,017)	92	(39,925)
Net income/(loss) for the year	-	(68,067)	-	-		-	-	(68,067)	54	(68,013)
Other comprehensive income/(loss) for the year	-	-	-	-		-	(1,134)	(1,134)	-	(1,134)
Total comprehensive income/ (loss) for the year	60	(68,067)	(33,970)	(7,056)		-	(185)	(109,218)	146	(109,072)
Elimination of SEJO equity (former holding company) (*)	(60)	-	-	-	60	-	-	-	-	-
Incorporation of the new Parent at June 4, 2021 (Note 1)	30	-	-	-	-	-	-	30	-	30
Reclassification of net Parent investment (Note 9) (*)	-	-	-	7,056	(7,056)	-	-	-	-	-
Change in net Parent investment (Note 9) (*)	-	-	-	55,154	-	-	-	55,154	-	55,154
Reclassification to other reserves (Note 9) (*)	-	-	-	(55,154)	55,154	-	-	-	-	-
SEJO contribution (Note 9)	29,970	-	-	-	(29,970)	-	-	-	-	-
DD3 contribution (Note 9)	15,122	-	-	-	-	106,920	-	122,042	-	122,042
Balance at December 31, 2021 (*)	45,122	(68,067)	(33,970)	-	18,188	106,920	(185)	68,008	146	68,154

The accompanying notes 1 to 17 are an integral part of the consolidated and combined carve-out financial statements.

(*)	The historical combined carve-out financial statements for the years ended December 31, 2019 and 2020 were presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, SEJO was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A., which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The net Parent investment balance included the balances that were recorded in the historical combined carve-out financial statements and the transfer of the balance from net Parent investment to other reserves occurred as a result of the Business Combination, as the former structure of the Codere Online Business is now a consolidated group. Additionally, as explained in Note 9, the Group capitalized the majority of its outstanding indebtedness with Codere Group. This was initially recorded under the net Parent investment heading and as a result of the Business Combination, has been reclassified to other reserves.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Thousands of Euros)

	2021	2020 (Note 2)	2019 (Note 2)
Net loss before tax	(67,047)	(14,769)	(16,146)
Adjustments for Net financial results	(2,406)	520	269
Operating loss	(69,453)	(14,249)	(15,877)
Non-cash expenses:	40,410	924	1,403
Depreciation and amortization (Note 13)	721	931	1,194
Movements in provisions	(16)	(117)	112
Change in Expected credit loss	(67)	110	97
Other gains and losses (**)	35,835
Changes in fair value (Note 10)	3,937	-	-
Changes in working capital:	24,121	17,542	13,555
Trade receivables and other current assets (Note 8)	10,321	3,676	(3,781)
Trade payables and other current liabilities (Note 11)	13,800	13,866	17,336
Income tax paid	(270)	(361)	(323)
Net cash provided by (used in) operating activities	(5,192)	3,856	(1,242)
Payment for purchases of property, plant and equipment (Note 6)	(80)	(55)	(75)
Payments for investments	(3)	(17)	(200)
Net cash used in investing activities	(83)	(72)	(275)
Drawdown of other borrowings (Note 10)	450	245	7,163
Capitalized lease payments (IFRS 16)	(9)	9	-
Proceeds from closing of the Business Combination (Note 7)	89,366	-	-
Other lease payments *	(475)	(429)	(349)
Net cash provided by (used in) financing activities	89,332	(175)	6,814
Net increase in cash and cash equivalents	84,057	3,609	5,297
Cash and cash equivalents at the beginning of the year	10,901	8,018	2,630
Effect of changes in exchange rates on cash and cash equivalents	(50)	(726)	91
Cash and cash equivalents at the end of the year	94,908	10,901	8,018

*	Include the short-term lease payments, payments for leases of low-value assets and variable lease payments.

**	Other gains and losses correspond to the service cost for the listing of ordinary shares as described in Note 2.

The accompanying notes 1 to 17 are an integral part of the consolidated and combined carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company”, “Codere Online” or “Parent” and, together with its subsidiaries, the “Group”), was incorporated and was registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

The Group (formerly denominated Codere Online Business) is comprised of the integrated online gambling operations of Codere S.A. and its subsidiaries (“Codere Group”) located in Spain, United States, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Argentina and Malta focused on online gambling and other online services. Codere Group controls the Group through Codere Newco, S.A.U. (“CNEW”) holding approximately 66.5% of the ordinary shares of Parent.

Codere Group means until November 19, 2021, Codere S.A. and its subsidiaries and from November 19, 20201, Codere New Topco S.A., a limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, and its subsidiaries, including CNEW. Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks. Codere Group has been listed on the Madrid Stock Exchange since October 19, 2007 and was delisted in 2021 as a result of a corporate restructuring.

The perimeter of the Group consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia SAS*	Operating Entity	100%	Colombia
Codere Online Panama S.A.*	Operating Entity	100%	Panama
LIFO AenP*	Operating Entity	99.99%	Mexico
Codere Scommese S.R.L.	Operating Entity	100%	Italy
Codere Online Operator LTD	Operating Entity	100%	Malta
Iberargen, S.A.(online business)**	Operating Entity	95%	Argentina
Codere Online Management Services LTD	Supporting Entity	100%	Malta
Codere Israel Marketing Support Services LTD	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD	Supporting Entity	100%	Gibraltar

*	In Panama, Colombia and Mexico new entities were created on October 1, 2021 and incorporated with Servicios de Juego Online S.A.U. (Codere Online Panama S.A., Codere Online Colombia SAS and LIFO AenP, respectively). In the historical combined carve-out financial statements, the assets, liabilities and results related to the online businesses in Panama, Colombia and Mexico were carved-out from the Hipica de Panama S.A., Codere Colombia S.A. and Libros Foraneos S.A. de CV entities, respectively. This was the same case for the first nine months of results included in the consolidated and combined carve-out income statement for the year ended December 31, 2021.

**	On November 15, 2021, Iberargen, S.A. a subsidiary within the Codere Group, and SEJO, a subsidiary of Parent, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Iberargen, S.A. and SEJO initially retaining 5% and 95% stakes, respectively. Codere Online Argentina, S.A. was still pending to be incorporated as of December 31, 2021; therefore, the assets, liabilities and results related to the online business in Argentina were carved-out from the Iberagen, S.A. entity and included within the consolidated and combined carve-out financial statements. Additionally, as operations in Argentina began on December 1, 2021, only one month of results are included in the consolidated and combined carve-out income statement.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Following the incorporation of Parent, the creation of the Group was performed in three steps. The first two steps relate to the reorganization of all the online businesses of Servicios de Juego Online, S.A.U. (the “Restructuring”), which involved (1) the transfer of the relevant entities and businesses that were not direct or indirect subsidiaries or businesses of Servicios de Juego Online, S.A.U. (“SEJO”) to SEJO, (2) the transfer of SEJO to Codere Online Luxembourg. The third step relates to the business combination agreement, which was entered into on June 21, 2021, between DD3 Acquisition Corp. II (“DD3”), a publicly listed entity in the United States whose shares are traded on the Nasdaq Capital Market (“Nasdaq”), Codere Online U.S. Corp (“Merger Sub”), a Delaware corporation newly created in 2021 as part of this transaction, CNEW, SEJO and the Company (the “Business Combination Agreement”).

The first step of the creation of the Group (the “Restructuring”) involved a corporate restructuring where all of the Codere Group’sonline gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities became operated or owned by SEJO and its subsidiaries by holding or receiving assets, rights and/or entities from the Codere Group, as set forth in the Business Combination Agreement (except that, in Colombia, Panama and the City of Buenos Aires (Argentina), in lieu of causing the consummation of the restructuring step plan agreed with DD3 in respect of each of such jurisdictions, the Group entered into a Restructuring Agreement with the relevant subsidiaries of Codere Group in the affected jurisdiction). Prior to the corporate restructuring, the following entities were already wholly owned subsidiaries of SEJO: Codere Israel Marketing Support Services LTD, Codere Online Operator LTD, Codere Online Management Services LTD (“OMSE”), and Codere (Gibraltar) Marketing Services LTD.

In Spain and Italy, Codere Online, S.A.U. and Codere Scommese S.R.L., respectively, were transferred to, and became wholly owned subsidiaries of SEJO on June 27, 2021, which became in turn a subsidiary of Parent upon consummation of the Exchange.

In Panama and Colombia, new entities (Codere Online Panama S.A. and Codere Online Colombia SAS, respectively) were incorporated with SEJO as sole or majority shareholder as of October 1, 2021.

On November 15, 2021, Codere Colombia S.A., a subsidiary within Codere Group and the current holder of the online gaming license, and Codere Online Colombia entered into the following agreements, which were amended on November 30, 2021:

(i)	a sale and transfer agreement (as amended from time to time, the “Sale and Transfer Agreement”) that governed the terms and conditions of the assignment, from Codere Colombia S.A. to Codere Online Colombia S.A.S., of all the assets, contracts and employees necessary for the operation of the Colombian online gaming business by Codere Online Colombia S.A.S. Certain of such assets and contracts are pending assignment as of the date of this annual report. In addition, Codere Colombia S.A. agreed to take any required action for the prompt approval, by the Colombian regulator (“Coljuegos”), of the transfer of the Colombian License to Codere Online Colombia S.A.S.

(ii)	a joint accounts agreement (contrato de cuentas en participacion) (as amended from time to time, the “ Joint Accounts Agreement”) pursuant to which, pending the effective transfer of the Colombia License to Codere Online Colombia S.A.S. (or, if applicable, the granting of a new license to Codere Online Colombia S.A.S.), the parties agreed to jointly exploit the Colombia License, with Codere Online Colombia S.A.S. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business; and

(iii)	a license assignment agreement (as amended from time to time, the “License Assignment Agreement” and, together with the Sale and Transfer Agreement and the Joint Accounts Agreement, the “Colombia Restructuring Agreements”) pursuant to which Codere Colombia S.A. agreed to assign the Colombian License to Codere Online Colombia S.A.S., subject to the approval of Coljuegos.

The transfer of the Colombian license to Codere Online Colombia S.A.S. was formally requested on December 21, 2021 pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. As of the date of these consolidated and combined financial statements, the transfer request was still pending approval from Coljuegos.

On November 15, 2021, Hipica de Panama, S.A. (“HIPA”), Alta Cordillera, S.A. (“ALTA”), and Codere Online Panama, entered into an agreement (as amended from time to time the “HIPA Restructuring Agreement”), pursuant to which: (i) HIPA assigned to Codere Online Panama, and Codere Online Panama accepted the assignment of HIPA’s right, title and obligations under certain employment agreements with certain HIPA employees; (ii) HIPA assigned to Codere Online Panama, and Codere Online Panama accepted the assignment of HIPA’s right, title and obligations under certain sponsorship, licensing, marketing and other services agreements; (iii) HIPA assigned to Codere Online Panama, and Codere Online Panama accepted the assignment of HIPA’s right and title to certain assets in connection with HIPA’s online gaming operations; and until the transfer of the ALTA license to Codere Online Panama is effective, Codere Online Panama agreed to provide certain operational and advisory services to HIPA in exchange for monthly payments from HIPA amounting to 99% of HIPA’s net income from gaming operations. The HIPA Restructuring Agreement was amended on November 30, 2021.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

In addition, on December 1, 2021, upon the commencement of the term of the ALTA license, Codere Online Panama and ALTA entered into an agreement (as amended from time to time the “ALTA Restructuring Agreement” and the HIPA Restructuring Agreement, as partially terminated and superseded by the ALTA Restructuring Agreement, the “Panama Restructuring Agreements”) whereby Codere Online Panama agreed to provide certain operational and advisory services to ALTA in exchange for periodic payments on similar terms to the HIPA Restructuring Agreement, terminating and superseding the HIPA Restructuring Agreement with respect to the services being provided by Codere Online Panama to HIPA. The agreement between Codere Online Panama and ALTA shall terminate, among other things, if Codere Online Panama requests the transfer of the ALTA license to Codere Online Panama and such transfer is authorized by the Panama Gambling Control Board.

On June 21, 2021, Libros Foráneos, S.A. de C.V. (“LIFO”) and SEJO entered into an agreement in order to regulate their rights and obligations in respect of the online gaming business in Mexico that LIFO is authorized to conduct pursuant to the LIFO license granted by the Mexican authorities (the “AenP Agreement”). Pursuant to the AenP Agreement, SEJO and LIFO agree to make certain contributions in favor of an “Asociación en Participación” or “AenP” (an unincorporated joint venture) created by virtue of the AenP Agreement and LIFO agrees to grant SEJO a 99.99% share in the profit and losses of the online gaming business in Mexico. The AenP shall have its own tax identification number.

On November 15, 2021, Iberargen, S.A. a subsidiary within the Codere Group, and SEJO entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which:

(i)	the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Iberargen, S.A. and SEJO initially retaining 5% and 95% stakes, respectively; Iberargen, S.A. agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License;

(ii)	Iberargen, S.A. undertook to take any required action to facilitate the approval, by Loteria de la Ciudad de Buenos Aires (“LOTBA”), of the transfer of the Buenos Aires License to Codere Online Argentina, S.A.;

(iii)	Iberargen, S.A. undertook to, upon LOTBA’s approval of such transfer (or, if applicable, the granting of a new license to Codere Online Argentina, S.A. by LOTBA) (the “Condition Precedent”), assign to Codere Online Argentina, S.A. the Buenos Aires License (if applicable) as well as any assets, contracts and employees necessary for the operation of the Argentine online gaming business by Codere Online Argentina, S.A.;

(iv)	Iberargen, S.A. agreed to, if LOTBA authorized it to operate in the City of Buenos Aires before the Condition Precedent is satisfied (as is currently the case), exploit the Buenos Aires License pursuant to the instructions of SEJO (or, once it is incorporated and duly registered, Codere Online Argentina, S.A.), with any resulting expenses and income being assigned to the latter; and

(v)	if LOTBA denies the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to Codere Online Argentina, S.A. during the term of the Buenos Aires License, Iberargen, S.A. and Codere Online Argentina, S.A. shall enter into a Temporary Union Contract (contrato de union transitoria) and exploit the Buenos Aires License thereunder, with Codere Online Argentina, S.A. effectively retaining any distributed profits and generally managing the online gaming business.

The second step of the creation of the Group (the “Exchange”) involved the transfer of SEJO to Parent in exchange for 29,970,000 of additional newly-issued ordinary shares of Parent, nominal value of €1 per ordinary share, which were issued to CNEW. CNEW is a Spanish public limited liability company (Sociedad Anónima Unipersonal), having its registered office at 26, Avenida de Bruselas, 28108 Alcobendas, Madrid, Spain and registered with the trade registry of Madrid under the reference Volume 34399, page 192, section 8, Sheet M-618.784 and is the sole shareholder of the Company.

As explained above, the Group was reorganized through a series of corporate transactions. Firstly, the Restructuring and secondly the Exchange, which was the non-monetary contribution of SEJO to the Company at book value in exchange for 29,970,000 ordinary shares of the Company effective on November 29, 2021 (see Note 9). As result SEJO became a wholly owned subsidiary of Parent. The reorganization of all the online business under SEJO and the subsequent non-monetary contribution was considered a business combination under common control using the “predecessor accounting method”.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

The third step relates to the merger (the “Merger”) of Codere Online U.S. Corp with and into DD3, with DD3 surviving the Merger as a wholly-owned subsidiary of Parent. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp”. The Merger was closed on November 30, 2021, and immediately prior thereto, each share of DD3 Class B Common Stock issued and outstanding immediately prior to the close of the Merger was automatically converted and exchanged for one validly issued, fully paid and non-assessable share of DD3 Class A Common Stock (the “Class B Conversion”). Additionally, each share of DD3 Class A Common Stock issued and outstanding immediately prior to the close of the Merger (15,121,956 shares) was exchanged for one share of the Company (the “Ordinary Shares Merger Issuance”) pursuant to a share capital increase of the Company (the “Parent Capital Increase”) (see Note 9). Additionally, the conversion of each DD3 warrant (6,435,000 warrants), which no longer represented a right to acquire one share of DD3 Class A Common Stock was substituted by the right to acquire one Company ordinary share on substantially the same terms. The Merger was not considered a business combination under IFRS 3, Business Combinations, but rather it has been accounted for under IFRS 2, Share-based Payment, as DD3 was not considered to be a business based on IFRS 3. As a result of the Exchange and the Merger completed on November 29 and November 30, 2021, respectively, SEJO and DD3 became direct wholly-owned subsidiaries of the Company.

The transactions detailed above pursuant to the Business Combination Agreement, including the Restructuring, the Exchange, the Class B Conversion, the Merger and the Parent Capital Increase, collectively represent the “Business Combination”.

The ordinary shares and warrants of Parent have been listed on the Nasdaq since December 1, 2021.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

The accompanying consolidated and combined carve-out financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and pursuant to the interpretations issued by Interpretation Committee of the IASB (“IFRIC”). Note 3 includes a detailed description of the most significant accounting policies used consistently to prepare these consolidated and combined carve-out financial statements.

The consolidated and combined carve-out financial statements were approved by the board of directors on April 29, 2022.

The financial statements as of and for the year ended December 31, 2021 are consolidated and combined carve-out financial statements. The financial statements as of December 31, 2020 and for the years ended December 31, 2020 and 2019 are combined carve-out financial statements. The consolidated and combined carve-out financial statements are considered “combined” financial statements because they reflect the combined results of Parent, SEJO and the entities that were subject to the Restructuring, until the effectiveness of the Exchange on November 29, 2021.

The Restructuring was treated as a reorganization of entities under common control, which is outside of the scope of IFRS 3 (Business Combinations), as such entities were under the common control and managed by the Codere Group. Accordingly, the Codere Group made an accounting policy choice to present business combinations under common control using the “predecessor accounting method” or “pooling of interest method”, which involves the following:

●	The assets and liabilities of the entities subject to the Restructuring were reflected at their carrying amounts in Codere Group’s consolidated financial statements. No adjustments were made to reflect fair values or recognize any new assets or liabilities at the Exchange Effective Time (means 10:00 a.m. New York time on November 29, 2021) that would otherwise be done under the acquisition method.

●	Any difference between the consideration paid/transferred and the aggregate book value of the assets and liabilities of the entities subject to the Restructuring as of the Exchange Effective Time was reflected as an adjustment to equity.

●	Include all revenues, expenses, assets and liabilities attributed to the online business as part of the Restructuring.

●	Under the pooling of interest method, each of the entities subject to the Restructuring is accounted for as if it had always been part of the Group.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

The consolidated and combined carve-out financial statements are considered “carve-out” financial statements because the 2021 income statement includes carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”. The historical financial information included in these consolidated and combined financial statements does not include any carved-out balances or results from Iberagen, S.A., as operations in Argentina did not begin until 2021.

Additionally, as explained in greater detail in Note 1, the Merger was completed on November 30, 2021 and DD3 became a part of Codere Online. The Merger was not considered a business combination under IFRS 3 (Business Combinations), but rather it was accounted for under IFRS 2 (Share-based Payment), as DD3 was not considered to be a business under IFRS 3. Therefore, the accounting of the Merger in the Annual Financial Statements is as follows:

●	To reflect the combination, the equity of DD3 was eliminated and the equity of the Company stayed as the accounting acquirer.

●	The difference in the fair value of the ordinary shares transferred to holders of DD3 common stock in excess of the fair value of the net assets contributed by DD3’s shareholders represented a service cost for the listing of ordinary shares of the Company, amounting to €35.8 million and was accounted for as a share-based payment in accordance with IFRS 2.

●	The cost of the service, which is a non-cash expense, was €35.8 million and was accounted for as an expense for the Company at the time of the consummation of the Business Combination (Note 9).

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of Parent in the consolidated and combined carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Group, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of Parent in the consolidated and combined carve-out financial statements of Codere Online for the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements.

3.	ACCOUNTING POLICIES

As stated in Note 2, the Group’s consolidated and combined carve-out financial statements for the periods ended December 31,2021 and 2020 have been prepared in accordance with IFRS as issued by the IASB and pursuant to the interpretations issued by the IFRIC.

The following is a description of the most significant accounting policies used in preparing the accompanying consolidated and combined carve-out financial statements:

a)	Basis of consolidation

The consolidated and combined carve-out financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, 2021.

Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

Parent holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which Codere Online is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO will initially hold 95% and the economic rights over the remaining 5% once it is incorporated and duly registered. Consolidation of a subsidiary begins when Codere Online obtains control over the subsidiary and ceases when Codere Online loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date Codere Online gains control until the date when Codere Online ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used inline with Codere Online’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of Codere Online are eliminated on consolidation.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Regarding the Restructuring of the entities under common control, was treated as a reorganization of entities under common control, which is outside of the scope of IFRS 3 (Business Combinations). Accordingly, Codere Online made an accounting policy choice to present business combinations under common control using the “predecessor accounting method” or “pooling of interest method”, which means the assets and liabilities of the incorporated businesses were reflected at their carrying amounts. No adjustments were made to reflect fair values or recognize any new assets or liabilities at the date of the Closing of the Business Combination that would otherwise be done under the acquisition method. Additionally, any difference between the consideration paid/transferred and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the relevant transaction was reflected as an adjustment to equity.

The consolidated and combined carve-out financial statements were prepared using Codere Group’s historical basis in the assets and liabilities and include all revenues, expenses, assets and liabilities attributed to the Group as part of the Restructuring, including certain general and administrative services provided by Codere Group. These general and administrative services were provided by Codere Group until consummation of the Business Combination on November 30, 2021. The Group believes that by including these costs, the consolidated and combined carve-out income statements include a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Group if it had operated as an independent, publicly traded company during the precedent periods or of the costs expected to be incurred in the future. The Group entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide the Group with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that the Group is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of the Group’s income.

b)	Functional and presentation currency

The functional currency of all entities comprising the Group is the currency of the countries in which they operate. The presentation currency of the Group is the Euro and therefore, all balances and transactions denominated in currencies other than the Euro are deemed to be denominated in a foreign currency.

Transactions in foreign currencies are translated at their initial valuation at the spot exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rate prevailing at the balance sheet date. Exchange differences, both positive and negative, arising in this process, as well as those arising on settlement of these assets and liabilities, are recognized in the consolidated and combined carve-out income statement for the year in which they arise.

Amounts are presented in these consolidated and combined carve-out financial statements are in thousands of euros, unless otherwise stated.

c)	Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization and impairment losses, if any. These assets are tested for impairment when events or circumstances arise that may indicate that their book value may not be recoverable.

Intangible assets can have (i) an indefinite useful life when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities or (ii) a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized. When intangible assets have an indefinite life, an impairment analysis is required at least annually, regardless of whether there is a triggering event. Management performs an impairment analysis at the end of each reporting period or whenever there is any indication of impairment. As part of this analysis, management also reviews the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps to amortize the asset.

As required, management also performs an analysis on intangible assets with definite useful lives in order to determine whether there are any potential indicators of impairment. Intangible assets with definite useful lives are amortized on a straight-line basis according to the following:

●	Licenses for computer programs acquired from third parties are capitalized based on the costs incurred to acquire them and to prepare each specific program for use. These costs are amortized over their estimated useful lives.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

●	The service concession arrangement of the Group was acquired in Italy which grants it rights to economic benefits for online business and was capitalized based on the costs incurred to acquire it. These costs are amortized over their estimated useful lives.

Years of estimated useful life
Service concession arrangement	2
Software	4

d)	Property, plant and equipment (“PP&E”)

Property, plant and equipment is carried at cost less any accumulated depreciation and impairment in value, if any.

Cost includes, among others, direct labor costs incurred in the installation and the relevant allocable portion of the indirect costs. The Group depreciates its property, plant and equipment from the time they can be placed in service, amortizing the cost of the assets on a straight-line basis over the assets’ estimated useful lives, which are as follows:

Years of estimated useful life
Machinery and equipment	3-10 years
Other fixtures, fittings and tools	3-15 years

e)	Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. Whenever such indicators arise, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows derived from the use of the asset or its cash generating unit, as applicable, are discounted to the asset’s present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

f)	Financial instruments

Classification of financial assets

Financial assets and financial liabilities are recognized when an entity within the Group becomes a party to the contractual provisions of a financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net income or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated and combined carve-out income statement.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Financial assets

Financial assets are classified into three main categories: amortized cost, fair value through net income or loss and fair value through OCI, depending on the business model and the characteristics of the contractual cash flows.

Loans, accounts receivable and financial assets that the Group expressly intends and is able to hold to maturity are subsequently measured at amortized cost less any related impairment losses.

Loans and accounts receivable maturing within no more than 12 months from the reporting date are classified as current items and those maturing within more than 12 months are classified as non-current items.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on investments in debt instruments which are measured at amortized cost. The amount of expected credit losses is updated on each reporting date to reflect changes in credit risk since the initial recognition of the financial instrument.

The Group recognizes lifetime Expected Credit Losses (“ECL”) for receivables, applying the simplified approach established by the IFRS 9 standard. As the Group’s historical credit loss experience between Group’s entities is nil, the expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (PD) of Codere Group and a loss given at default (LGD) of 100%.

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

With respect to the derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received (and which will be received in the future) and the cumulative gain or loss that had been recognized in the consolidated and combined carve-out financial statement of comprehensive income and accumulated in equity is recognized in the consolidated income statement.

Financial liabilities

Financial liabilities at amortized cost

Financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the exact rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss (“FVTPL”) when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

Financial liabilities at fair value through profit or loss are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in net financial results in profit or loss.

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated and combined carve-out income statements. The remaining amount of change in the fair value of liability is recognized in the consolidated and combined carve-out income statements. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the derecognized financial liability and the consideration paid and payable is recognized in the consolidated and combined carve-out income statements.

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for the Group’s shares at a fixed price. Although the warrants will be exchanged for the Group’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument. Changes in the fair value of the financial liability are presented in the consolidated and combined carve-out income statements under the heading “Finance income / (costs)”.

g)	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and at banks, demand deposits and other short-term highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. These items are stated, based on their nature, at historical cost, amortized cost or fair value, which does not differ significantly from realizable value.

h)	Revenue

Revenue from contracts with customers is recognized when service is provided to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before providing them to the customer.

Online gambling

The Group generates its revenues from online gambling (online casino and sports betting). The Group recognizes revenue from online gambling at a point in time when each wager has been made. It is recorded as gambling revenue in the accompanying consolidated and combined carve-out income statement, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. We report all the wins as revenue and our provider’s share is reported in other operating expenses.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Balances related to revenue

A liability is recognized as an obligation to provide the gambling service to a customer for which the Group has received consideration from the customer, at which time a contract liability is recognized under trade payables and other current liabilities. For example, online sports betting involves a player placing a wager on a particular outcome of a sporting event at some fixed odds.

i)	Gambling and Gaming Regulation by Country

Spain

The Group operates online gaming in Spain pursuant to the following online licenses granted by the DGOJ, the Spanish gaming regulator, to CDON: (A) three (3) general licenses for a ten (10) year term which were recently extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (granted until July 30, 2025), (ii) roulette (recently extended until June 22, 2025), (iii) black jack (recently extended until June 22, 2025), (iv) sports betting (granted until April 28, 2025), (v) horse betting (granted until April 28, 2024), and (vi) other bets (granted until April 28, 2025) (collectively, the “CDON Licenses”).

Online gambling and other gaming activities are regulated along with other forms of gambling by the Spanish Gaming Law. Royal Decree 1614/2011, of November 14, implementing the Spanish Gaming Law, in relation to gambling licenses, permits and registers in order to facilitate access by the various operators to the activities covered by the Law also includes the procedure to obtain the authorization of reserved gambling activities. General licenses are granted after the corresponding public tender process and have a duration of ten (10) years, renewable for an identical period, unless they are specifically limited. The operation of each type of gambling included in the scope of each general license requires the granting of a specific operating license, regulated by Article 11 of the Law.

Title IV of the Spanish Gaming Law establishes the minimum technical requirements established by the National Gambling Commission that must be met by the technical equipment in terms of sufficient authentication mechanisms to guarantee, inter alia, the following:

●	Confidentiality and integrity in communications.

●	The identity of the participants, in the case of gambling using telematic and interactive means, as well as the verification, in the terms established by law, that they are not included in the Register provided for in Article 22.1 .b) of this Law.

●	The authenticity and calculation of the bets.

●	The control of their correct operation.

●	Compliance with the subjective prohibitions regulated by Article 6 of this Law.

●	Access to the components of the computer system exclusively by authorized personnel or by the National Gambling Commission itself, under the conditions that it may establish.

Royal Decree 1613/2011, of November 14, implementing the Spanish Gaming Law, provides the regulation of gambling in relation to the technical requirements of gambling activities, regulating the requirements of gambling activities carried out through websites.

●	In order to market and carry out gambling activities through websites within the scope of the Spanish Gaming Law, operators must create a specific website under the «.es» domain name to which all connections made from Spain or made with a Spanish user account should be directed.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

●	The operator must establish the systems, mechanisms or agreements that guarantee that all gambling activities carried out from Spain or using a Spanish user account are handled from the operator’s website under the «.es» domain name. In particular, the operator must guarantee that all connections made from Spain or by participants with Spanish user accounts and that were initially directed to websites under a domain other than the “.es,” domain which are owned or controlled by the operator, its parent or its subsidiaries, are redirected to the operator’s specific website under the «.es» domain.

●	The operator shall notify the National Gambling Commission of the domain name and the relevant information and data on the website that it uses to carry on its activity, as well as any changes therein.

●	Where it deems necessary for the protection of the public interest and of minors, the National Gambling Commission may establish that certain types of gambling be marketed and carried out from an exclusive website created for this purpose by the operator.

The Spanish Gaming Law has a decisive impact on sector legislation on advertising, protection of personal data and electronic commerce. These three disciplines include obligations related to the duties of online games, regulated by General Advertising Law 34/1988, of November 11, and Regulation (EU) 2016/679 of the European Parliament and of The Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data; Organic Law 3/2018, of December 5, of Protection of Personal Data and guarantee of Digital Rights; and Law 34/2002, of July 11, on Services of the Information Society and Electronic Commerce. These measures provide, among others, that betting advertising will only be allowed between 1:00 am and 5:00 a.m. and advertisers using social networks may only broadcast adverts to their followers.

The Spanish Cabinet approved Royal Decree-Law 11/2020, of March 31, whereby urgent supplementary social and economic measures were adopted to respond to the coronavirus health crisis that led to the declaration of the state of emergency by Royal Decree 463/2020, of March 14. The new measures introduced by this Royal Decree included the updating of consumer protection measures in the context of the exceptional events caused by the COVID-19 pandemic. It was also essential to establish certain limitations within the framework of gambling regulations.

Therefore, to avoid an increase in online gambling consumption (in particular, casino, bingo and poker games), which can lead to compulsive or even pathological consumption behaviors (specially to protect minors, young adults or people with gambling disorders at a time of greater exposure), restrictions were placed on commercial communications made by gambling operators with a nationwide reach, including entities designated for the marketing of lottery games. However, this particular measure was ultimately repealed by final provision 5.2 of Law 2/2021, of March 29.

Title VII of the Spanish Gaming Law determines the tax regime applicable to gambling activities in compliance with the provisions of the Additional Provision Twenty of Law 56/2007, of December 28, on measures to promote the information society, the applicable tax rate being:

●	State-run lotteries and games: 22% on the tax base.

●	Parimutuel sports betting, straight sports betting and sports betting exchange; parimutuel horse betting, straight horse betting and horse betting exchange; and other parimutuel betting, straight betting and betting exchange: 20% on the tax base.

●	Raffles: 20% on the tax base, unless they are declared to be of public utility or for charity and are therefore taxed at 5% on the tax base.

●	Contests and other games: 20% on the tax base.

●	Random number combinations for advertising or promotional purposes: 10% on the tax base.

General State Budget Law 6/2018, of July 3, for 2018, introduced a regulatory change in terms of tax benefits by reducing by 50% the tax rates on gambling, included in the Spanish Gaming Law. The objective of this reduction is to transfer tax benefits to the Autonomous Cities of Ceuta and Melilla that are collected in other taxes for them. Since then, both Autonomous Cities have seen a reduction in the tax for online gambling operators, leaving gambling tax at 10%. To qualify for this regime, a company is required to be registered in Ceuta or Melilla and 50% of the employees have to be registered in these territories.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Mexico

Codere Online operates online gaming in Mexico pursuant to license 2768 granted to LIFO in May 1990, which was renewed for a period of 12 years under Official Letter DGJS/1018/2015, expiring on May 10, 2027, which allows for the operation of 18 retail locations in Mexico and online gaming. By virtue of Official Letter No. DGJS/234/2019, dated March 14, 2019 the Ministry of Interior authorizes Codere Online to operate online gaming through the website: www.codere.mx (the “LIFO License”).

Mexico lacks a federal provision for online gambling, and the subsector is regulated under the Federal Law on Games and Drawings, of December 31, 1947 (the “Gaming Law”). The Gaming Law establishes that the Federal Executive, through the Ministry of the Interior, is responsible for the regulation, authorization, control and oversight of gambling and betting of any kind, including draws, with the exception of the National Lottery, which is governed by its own law.

On October 23, 2013, the Regulations for the Federal Law of Games and Draws were published in the Mexican Official State Gazette, in which the main technical requirements for the gambling and gaming activities on the internet were determined, among others:

●	Article 85 - The establishments shall be able to receive wagers via the internet, by telephone or electronically. For that purpose, they shall establish a system of internal control for the transactions that are made through any of these channels, including a written description of the procedures and regulations to ensure inviolability and prevent the manipulation of wager systems. Said system shall have a record of at least: (i) the number of the account and the identity of the player, and (ii) the date, time, number of transaction, wagered amount and requested selection. The mechanism for receiving wagers shall be previously approved by the Secretariat of Government.

●	Article 87 - Permit holders shall fulfill the following procedures for issuing the wager tickets: (i) for each accepted wager, a single and original ticket shall be issued, which shall be given to the player, and it must be printed out with a serial number, bar code and a different number for each ticket machine, apart from the date and time of issue, wagered amount, type of wager and selection; (ii) for the wagers made via the internet, by telephone or electronically, no ticket shall be issued but the information of such wager shall be immediately registered in the central wager system after the wager has been paid. Since these wagers are made via the internet or electronically, the participants shall have access, for consulting or printing, to a voucher of their corresponding number of folio or rights. All wagers by telephone shall be recorded in audio records, with the player’s prior consent; (iii) the ticket machines shall operate connected online, in real time, to the central wager system; (iv) when, at the moment of issuing a voucher, there appears an error in the ticket machine, the voucher shall be cancelled in an administrative way; (v) the vouchers shall only be issued in the time and places appointed or authorized in the permit, and the permit holder can issue early vouchers; and (vi) the wager vouchers shall be paid at the moment that they are requested, whether in cash or through other legally accepted means of payment.

Article 20 of the Gaming Law establishes that the Ministry of the Interior may grant permits to operate betting games and prize draws for the following types of business, without making specific reference to online transactions:

●	for the opening and operation of betting exchange at racecourses, greyhound tracks and fronton courts, as well as for the installation of remote betting centers and rooms for drawing numbers or symbols, only to business entities that are duly constituted in accordance with the laws of the United Mexican States;

●	for the opening and operation of betting exchange at fairs, to Mexican legal persons;

●	for the opening and operation of betting exchange at temporarily established horse races or cock fights, to business entities duly constituted in accordance with the laws of the United Mexican States and natural persons; and

●	for the organization of prize draws, to natural and legal persons constituted in accordance with the laws of the United Mexican States.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

The latest reform of the Special Tax on Production and Services Law (the “Special Tax Law”) published by the Mexican Official State Gazette (DOF) 12/09/19 establishes that the operation of betting games and draws, regardless of the name given to them, that require permission in accordance with the provisions of the Gaming Law and its implementing Regulations, are taxed at a rate of 30%.

Article 18 of the Special Tax Law establishes that the taxable base will include the total amount of bets made by the players, minus prizes and refunds obtained by the players (refunds prior to the betting event). A 30% tax rate will be applicable on the taxable base.

According to the Special Tax Law, the resulting amount may be reduced by:

●	the total taxes paid according to the Gaming Law; and

●	up to 20% of the amount paid to the Mexican gaming authority in order to undertake a betting activity.

Finally, local gaming taxes may apply depending on each municipality and ranging from 6% to 15% tax rate on the gaming revenue of the company, and a 6% withholding on the prizes obtained by the player. In addition, in recent years, many states have established a tax on expenditures to be withheld from all players and ranges from 6% to 16.5% on their recharge (cash in).

Colombia

Codere Online operates online gaming in Colombia pursuant to license C1470, which allows for the operation of online gaming, granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A. for a term of five (5) years and which expires on November 15, 2022 (the “Colombia License”). Codere Online intends to apply for a renewal of the Colombia License at least one month prior to its expiration, in accordance with local law.

Decree Law 4142 of 2011, amended by Decree number 1451 of 2015, founded the Empresa Industrial y Comercial del Estado Administradora del Monopolio Rentístico de los Juegos de Suerte y Azar (“Coljuegos”), whose role is “[…] the exploitation, administration, operation and issuance of regulations of the games that are part of the state monopoly of gaming that by law are not attributed to another entity [...].”

Pursuant to Article 38 of Law 643 of 2001, amended by Article 93 of Law 1753 of 2015, games operated over the internet are understood to be those in which betting and the payment of prizes are carried out by means that do not require the presence of the player, after they have registered on the authorized website or portal, and the mechanics of which are based on the use of a random number generator or the occurrence of real events, the results of which are not controlled by the operator of the game. Additionally, and focusing on the online gambling subsector, pursuant to the law “[…] Novelty games are considered, among others, to be pre-printed lotto, the instant lottery, the online lotto in any of its modalities, sports bets or bets at events and all games operated over the internet, or by any other form of information technology that does not require the presence of the bettor.” Through resolution number 04 of 2016 and subsequently through resolution number 08 of 2020, Coljuegos approved gaming regulations in relation to novelty games operated over the internet. Those legal persons that are awarded a concession may operate online gaming once they execute the corresponding concession contract and following verification of compliance with the requirements under the gambling regulations and any other parameters as determined by Coljuegos. The operation of other novelty games require authorization from Coljuegos and compliance with the selection processes established in the public procurement general statute.

Article 38 of Law 643 of 2001 provides that the operator must pay an operating fee of 17% of its gross gaming revenue to Coljuegos. When the operator operates novelty games that give the player a return in accordance with the gaming regulations of 83% or more, the minimum rate for the operating rights will be 15% of the gross gaming revenue minus the prizes paid. Notwithstanding, those who operate online games will additionally pay 811 legal monthly minimum wages, which will be settled during the first 20 business days of each operating year.

Article 93 of Law 1753 of 2015, establishes that internet gambling operators, in addition to paying an operating fee of 17% of gross gaming revenue, must pay COP 559,147,194 (legal tender) in tax at the beginning of each operating year. In addition to this tax, Coljuegos will demand payment by the operator of the so-called “Administration Expenses,” which will be 1% of the operating fee.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Italy

Codere Online operates online gaming in Italy pursuant to Remote Gaming License no. 15411 granted to Codere Scommese S.r.l. on October 7, 2019, which expires on December 31, 2022 (the “Italy License”) and which grants Codere Scommese S.r.l. the right to operate the following online gaming activities:

●	fixed odds and ‘totalizator’ bets on sports events, including simulated ones, including those relating to horse racing, as well as on other events;

●	sports and horse racing betting;

●	national horse racing games;

●	skill games, including card games in tournament and different modes, as well as games of chance at fixed odds;

●	fixed odds bets with direct interaction between players; and

●	bingo

Since the Italy License cannot be renewed or extended, Codere Scommese S.r.l. intends to participate in the next call for tender for a new Remote Gaming License, which is expected to take place during 2022.

According to Italian criminal law, gambling that is not subject to State control is illegal under Article 718 of the Italian Criminal Code, whether organized in a public establishment or a private club. Italian law distinguishes between games of luck and games where the outcome depends on the player’s skill. Sports betting, lotteries, and some other activities fall into the category of legal and regulated gambling activities.

Only the State has the right to authorize gaming and gambling activities pursuant to article 1 of the Italian Legislative Decree of April 14, 1948 no. 496. The Autonomous Administration of State Monopolies (Agenzia delle Dogane e dei Monopoli) (the “ADM”), the entity responsible for regulating gambling activities on a state level, has the power to grant gaming licenses to legal persons through tender processes provided they comply with all requirements and parameters included in the tender offer, as well as with any other applicable laws or regulations. The call for tenders for the online business in Italy was announced in March 2018.

The main reason why the Italian government has adhered to strict rules has been the desire to avoid the possible negative effects associated with the industry. The following amendments liberalized the market in 2006:

●	Legalization of interactive peer-to-peer remote betting on fixed odds (betting exchange);

●	Legalization of real-money remote skill games;

●	Possibility for operators based in any EU and EFTA country and even in an offshore jurisdiction, to apply for an Italian gambling license provided they comply with certain suitability requirements and re-locate their gaming servers to Italy; and

●	New license tender aimed at redesigning and reorganizing the offline network of betting shops and betting corners as well as legalizing online gaming yet strictly under the scope of a remote gaming license to be granted by ADM subject to payment of a one-off license fee of €300,000.

Law No. 77 dated as of June 24, 2009 deals with measures concerning the gaming sector following the Abruzzo Decree. The most relevant provision in the tax scheme is the introduction of an unprecedented profit-based tax regime with a flat 20% rate applying to all new games listed above other than the video lotteries. This provision is of paramount importance as it paves the way to the launch of games that otherwise could have never been offered in Italy given its penalizing turnover-based tax regime which however will continue to apply to sports and horse races betting, bingo, lotteries and skill games (including online poker tournaments that will thus continue to be taxed at 3% of the total tournament buy-ins sold by the operator).

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Panama

Codere Online operates online gaming in Panama pursuant to Resolution No. 921 of September 21, 2017 which authorizes HIPA to operate online sports betting by virtue of Contract No. 1 of April 16, 2018 (under which it was awarded 5 licenses for a five (5) year term, renewable for another five (5) years) and Contract No. 193 of October 4, 2005 (under which it was awarded 51 licenses for a twenty (20) year term) (the “HIPA License”). In addition, ALTA was awarded a standalone online gaming license, under which ALTA is authorized to conduct online gaming operations in Panama for a twenty (20) year term starting on December 1, 2021, subject to compliance with certain requirements pursuant to the Regulation (the “ALTA License”). As described under Item 7.B. “Related Party Transactions—Material Agreements—Panama Restructuring Agreements”, Codere Online may request the transfer of the ALTA License from ALTA to Codere Online, but such transfer is subject to the authorization from the Panama Gambling Control Board. While the ALTA License is held by ALTA, Codere Online will operate the ALTA License under the agreement that Codere Online Panama and ALTA entered into on December 1, 2021.

Law Decree No. 2 of February 10, 1998 (the “Law Decree”), is the legal framework which regulates gaming and gambling activities in Panama. The Gaming Control Board, in representation of the Panama State, assumes the operation of gambling activities and betting activities, for the exclusive benefit of the Panama State. This operation may be exercised directly or through third parties. Hence, gambling and betting activities that take place in Panama must be authorized, regulated and supervised according to the dispositions of the Law Decree, including gaming and gambling activities and betting activities which take place abroad, by electronic means or other means of remote communication.

In 2002, The Gambling Control Board Plenary, in exercise of its legal powers, issued the regulations governing the licenses of electronic gambling activities which was recently modified by Resolution No. 11 of March 6, 2020 (the “Resolution”). The Resolution regulates the operation of gambling activities through internet and establishes the procedures and requirements to be fulfilled by all individuals and corporations interested in obtaining a license to operate online gaming platforms. This Resolution expressly excludes from the definition of gambling activities racehorses, lottery, and amateur matches in which Panamanian nationals participate.

Under national law, and individual or corporation may be awarded a maximum of five (5) licenses. Licenses may be granted for a maximum term of twenty (20) years. This license award is always at the discretion of the Gaming Control Board. If the Gaming Control Board authorizes a concession agreement, a one-time fee of fifty thousand balboas (50,000 PAB) must be paid to the Panama State for each gaming license that is awarded, upon the ratification by the National General Controller. Furthermore, during the period established in the concession agreement, the licensee must: (i) pay to Gambling Control Board ten percent (10%) of its gross gaming revenue (to be paid monthly), (ii) grant a compliance guarantee and a prize payment guarantee, and (iii) comply with the terms and conditions of the concession agreement, the Resolution, the Law Decree and any applicable Panamanian legislation, such as:

-	Law No. 27 of March 24, 2015 and the Executive Decree No. 264 of June 17, 2015, that establish a 5.5% gambling tax, which the licensee, as collector agent, should charge to each payment ticket or coupon, tokens and other documents that have a payment obligation due to gambling activities, betting activities and any other gaming and gambling activity authorized by the Panama State;

-	Law No. 23 of April 27, 2015 on prevention of money laundering and the funding of terrorism and the financing of the proliferation of weapons of mass destruction. Therefore, a licensee operating gambling activities, betting activities and any other gaming activity authorized by the Panama State is also regulated and supervised by the Superintendence of Supervision and Regulation of Non-Financial Subjects; and

-	Law No. 81 of March 26, on data privacy.

Before standalone online licenses, such as the ALTA License, were authorized pursuant to the Resolution, some operators, such as HIPA, were authorized to operate online sports betting pursuant to a license that allowed the licensee to operate land-based betting agencies under Resolution No. 43 of October 24, 2016 which modified the Resolution No. 77 of September 4, 1999, provided that (i) the client previously registered through land-based betting agency, and (ii) the operator obtained prior authorization from the Gaming Control Board.

A sports betting operator must pay the Gaming Control Board the following monthly fees: (i) 2% on prizes paid, (ii) 0.25% on amounts wagered of international sport betting, and (iii) 0.5% on amounts wagered of international greyhound racings.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Argentina

In Argentina, gaming is mainly regulated at the provincial level. Each province has the exclusive power to exploit, organize, manage, operate, control, monitor, and regulate all forms of gaming, and to establish the conditions to operate in the gaming sector. The power to grant licenses and authorizations for gaming activities is vested on each province. However, gaming activities may be subject to both provincial and federal taxes.

Article 50 of the Constitution of the City of Buenos Aires, provides that the City of Buenos Aires has the exclusive right to exploit and commercialize gambling. The City of Buenos Aires cannot delegate its power to exploit online gaming to third parties. It can only grant permits to authorize private companies to distribute and commercialize online gaming. Law N°538 authorizes the Executive Power of the City of Buenos Aires to create and regulate games approved by the City of Buenos Aires Legislature.

In May 2019, the City of Buenos Aires issued resolution RESDI-2018-321-LOTBA (the “Regulation”) approving setting forth the regulatory framework applying to online gaming activities within the City of Buenos Aires. The Regulation was later approved by the City of Buenos Aires Legislature. The regulator of the gambling activity in the City of Buenos Aires is the state owned company Lotería de la Ciudad de Buenos Aires S.E. (“LOTBA”). The Regulation provides that LOTBA may grant permits to third parties for the commercialization and distribution of online gambling. Such permits may be granted for a term of up to five (5) years, renewable for another five (5) years. The holder of such permit shall pay 10% of the gross gaming revenue (“GGR”) to the City of Buenos Aires through LOTBA.

The process to award permits was launched in February 2020 following the approval of resolution RESDI 15/LOTBA/20 (subsequently amended by RESDI/71/LOTBA/20) that provides the legal requirements that must be fulfilled by the applicants in order to obtain a permit.

In 2020, Iberargen S.A. submitted an application for a permit and complied with all the requirements requested by LOTBA. On March 12, 2021, LOTBA granted the permit to Iberargen S.A. under code DI-2021-238-GCABA-LOTBA (the “Buenos Aires License”) for a period of five (5) years and, in December 2021, authorized Iberargen, S.A. to operate in the City of Buenos Aires thereunder.

In addition, gambling in the City of Buenos Aires is subject to a tax on the gross revenue (defined as GGR minus the 10% tax payable to LOTBA) of 6.0%. Law 27.591, as amended on 2021, created a new federal tax applying to online gambling. The tax rate is 2.5% and up to 15% of the net customer deposits, depending on whether the operator is a local company having investments in the gaming sector in Argentina or not. Enforcement of Law 27.591 is subject the issuance of implementing regulations by the federal tax authorities.

Malta

Codere Online holds business-to-consumer (“B2C”) and business-to-business (“B2B”) Maltese gaming licenses, but it does not currently offer online casino and sports betting to customers located in Malta. Codere Online Operator Limited’s (“ONOL”) B2C license was issued on April 15, 2019 and is valid for a period of ten (10) years (the “B2C License”). ONOL requested a voluntary suspension of the B2C License and is in the process of requesting a definitive surrender of such license.

Codere Online Management Services Limited (“OMSE”) was issued a B2B gaming license on April 15, 2019 for a ten (10) year term (the “B2B License”). Codere Online is authorized to provide Type 1 (Casino) and Type 2 (Fixed Odds Betting) B2B gaming services via OMSE’s B2B License.

Regulation 3 of the Gaming Authorisations Regulations (Subsidiary Legislation 583.05 of the Laws of Malta), provides that “no person shall provide or carry out a gaming service or provide a critical gaming supply from Malta or to any person in Malta, or through a Maltese legal entity, except when in possession of a valid licence […]”, without prejudice to any exemptions provided in applicable law.

Regulation 3 (2) of the Gaming Authorisations Regulations provides that “no person shall offer a licensable game, whether as part of a gaming service, critical gaming supply or otherwise, unless such game is approved or otherwise recognised” by the Maltese Gaming Authority’s (“MGA”). A licensable game is “a game which is not an exempt game”. Generally, without prejudice to ad hoc exemptions as may be applicable, games which are licensable are games of chance and controlled skill games.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

The authority responsible for, inter alia, the regulation, supervision and enforcement of the Gaming Act and all subsidiary legislation falling under the remit of the same is the MGA. The MGA is considered to be the primary point of contact for regulatory reporting by licensees, with the latter obliged, in terms of numerous Regulations and Directives (such as Directive 3 of 2018), to notify, seek prior approval and inform the MGA of events and changes across multiple aspects of each licensed business, including but not limited to, a change in delivery channel of a gaming service and changes to approved technical set up.

Any person in possession of a license issued by the MGA shall pay the MGA the appropriate fees in relation to the type of license awarded. As operator of the B2C License, ONOL is due to pay (a) a license fee composed of a fixed annual license fee and a variable component known as the compliance contribution and (b) gaming tax. The variable component within the compliance contribution and the calculation method has been established by the MGA in Directive 4 of 2018 – Directive on the Calculation of Compliance Contribution. The compliance contribution is a variable percentage charged on tranches of gaming revenue generated in a particular game type.

As operator of the B2B License, OMSE is due to pay a variable annual license fee. The variable annual fee for the B2B License ranges from €25,000 to €35,000, depending on the company’s annual revenue.

Gaming tax is set at 5% on gaming revenue generated from Malta based players. Accordingly, taxability is determined by whether the player is established, has his permanent address and/or usually resides in Malta. In light of ONOL’s voluntary suspension of the B2C License, ONOL’s obligation to pay the compliance contribution and gaming tax, as applicable, was suspended from the date the suspension was approved by the MGA.

j)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax, if any.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated and combined income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Tax impacts of the Business Combination

As a result of the Business Combination explained in Note 1, the following steps were followed:

-	Carve-out process in different countries:

The financial information related to Codere Group’s online business was carved-out from the traditional retail business. See considerations for each country below.

Spain: The Spanish company Codere España S.A. performed a financial spin-off of its shares in Codere Online (Melilla) in favor of SEJO. Based on the valid economic grounds of the transaction, the Group has applied the tax neutrality regime that provides roll over relief for Spanish CIT purposes. The Group complied with the formal obligations to apply this regime (formally opt for the regime and communication to the Tax Authorities). As per IAS 12, no deferred taxes have been recorded as: (i) no tax losses or other tax credits were transferred on this transaction and (ii) the shares transferred were transferred at the value it had in the transferor for accounting and tax purposes.

Mexico: SEJO entered into a joint venture agreement (AenP or “Asociacion en Participacion” in Spanish) and set up “Codere Online Mexico AenP”, which is owned by two partners, Libros Foráneos, which holds 0.01%, and SEJO acting as the online gambling holding entity, which holds 99.99%. From a Mexican tax perspective, entering into this joint venture agreement did not create any adverse (direct or indirect) Mexican tax implications. As per IAS 12, no deferred taxes have been recorded as: (i) no tax losses or other tax credits were transferred on this transaction and (ii) the transfer of the business was done at fair market value for accounting and tax purposes.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Italy: Codere Scommese S.r.l. (“Codere Scommese”) only performs activities related to the online business and not traditional retail activities; therefore, the shares of the entity were directly transferred from Codere Scommese to SEJO. The transfer of the shares has given rise to a capital gain that will be taxed in the corporate income tax of the Group. However, the Group will apply the 95% “participation exemption” as the requirements for the application of the exemption are met. As per IAS 12, no deferred tax assets or liabilities have been recorded as a consequence of this transaction as the transfer of Codere Scommese’s shares were valued for accounting and tax purposes at market value.

Argentina: The entity that held the online license in Argentina was Iberargen, S.A. (“Iberargen”). As Codere Online Argentina has not been registered yet, the entity that is operating the online business is Iberargen and the results from online business of Argentina were carve-out from Iberargen since the online operations in Argentina started on December 1, 2021.There are no tax implications on the incorporation of Codere Online Argentina.

Panama: The entity that held the online license in Panama was Hípica de Panama, S.A. (“HIPA”) until December 1, 2021 and ACOR as from December 1, 2021. SEJO did incorporate a new entity in Panama, Codere Online Panama, that has applied for a new online gambling license, as the ones owned by HIPA and ACOR cannot be transferred to Codere Online Panama for regulatory reasons. There were no tax implications on the incorporation of Codere Online Panama. In the meantime, Codere Online Panama will render online management services to HIPA and ACOR. Remuneration for management services rendered by Codere Online Panama to HIPA and ACOR has been agreed at arm’s length. As per IAS 12, no deferred tax assets or liabilities were recorded on this transaction.

Colombia: The entity that holds the online license in Colombia is Codere Colombia S.A. (“CCOL”). The transfer of the online license from CCOL to Codere Online Colombia has already been requested to the regulatory agent. There were no tax implications on the incorporation of Codere Online Colombia. In the meantime, Codere Online Colombia will render online management services to CCOL. Remuneration for management services rendered by Codere Online Colombia to CCOL has been agreed at arm’s length. As per IAS 12, no deferred tax assets or liabilities were recorded on this transaction.

-	Incorporation of Parent in Luxembourg and Merger Sub in Delaware:

CNEW incorporated Parent in Luxembourg on June 4, 2021. In addition, Parent incorporated a subsidiary corporation in Delaware, Merger Sub. No adverse tax implications arose in Luxembourg or the United States for the incorporation of these entities. As per IAS 12, no deferred tax assets or liabilities were recorded on this transaction.

-	Share for share Exchange:

Following the Restructuring CNEW contributed SEJO to Parent pursuant to the Exchange. In Spain, based on the valid economic grounds of the transaction, the Group has applied the tax neutrality regime that provides roll over relief for Spanish CIT purposes. The Group complied with the formal obligations to apply this regime (formally opt for the regime and communication to the tax authorities). In Luxembourg, no adverse tax impact arose, as the transfer of the shares in SEJO in exchange for new shares in the Company was performed at fair market value and the Company issued shares for the same value. As per IAS 12, no deferred taxes were recorded as: (i) no tax losses or other tax credits were transferred on this transaction and (ii) the shares transferred were transferred at the value it had in the transferor for accounting and tax purposes.

-	Reverse merger for the SPAC (DD3)

The Merger was effective on November 30, 2021 (i.e., one business day after effectiveness of the Exchange. In Luxembourg, no adverse tax impact arose. In the United States, no adverse tax impact arose as the adverse consequences of the inversion rules were not applicable (see “U.S. Anti-Inversion Rules” section below).

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

-	Parent Capital Increase

The Company increased its share capital in connection with the Merger. This share capital increase was subscribed by DD3’s shareholders by means of the contribution of their Class A common stock (following the Class B Conversion) of DD3. That is, DD3’s shareholders exchanged their DD3 common stock for ordinary shares of Parent. Following the consummation of the Merger, the Company became the sole shareholder of DD3 and the former shareholders of DD3 became shareholders of Parent, together with Codere Newco. In Luxembourg, no adverse tax impact arose, as the Company issued new instruments with a value which corresponds to the fair market value of the DD3’s Class A common stock.

United States (“U.S.”) Anti-Inversion Rules

Under the U.S. “anti-inversion” rules, adverse consequences may apply to certain acquisitions of domestic corporations and domestic partnerships (or their assets) by foreign corporations. These consequences generally depend, among other things, on the degree of ownership continuity by former shareholders of the domestic acquired corporation or partnership.

A U.S. inversion transaction generally is a transaction in which a U.S. parented group changes the jurisdiction of its parent corporation to a foreign jurisdiction. Generally, an inversion transaction is subject to Section 7874 and has adverse tax consequences when: (i) a foreign corporation acquires a U.S. corporation (or substantially all of its assets), (ii) the shareholders of the U.S. corporation receive 60% or more of the stock of the foreign corporation and (iii) following the acquisition the foreign corporation does not have 25% or more of its worldwide operations in its country of organization.

The Group and its U.S. tax advisors have reviewed the requirements of the application of the U.S. inversion rules to the reverse merger of Merger Sub into DD3 and concluded that the U.S. inversion rules stated in Section 7874 should not apply because the shareholders of DD3 received for purposes of Section 7874 less than 60% of the ordinary shares of Parent. However, the rules for determining ownership under Section 7874 are complex, unclear in some respects, and the subject of ongoing and recent legislative and regulatory review.

k)	Non-current and current assets and liabilities

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group or are held-for-sale. Non-current assets and liabilities include all other types of assets and liabilities.

l)	Critical judgments and use of estimates

Below is a discussion regarding the key assumptions made by the Group in preparing its estimates concerning future performance and other relevant sources of uncertainty at the reporting date that could have a significant impact on the consolidated and combined carve-out financial statements within the next financial year.

Measurement of assets and liabilities

The measurement of assets and liabilities was based on the carrying amounts that would be included in the Codere Group’s consolidated financial statements, based on Codere, Group’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the Business Combination in which the parent acquired the subsidiary. Thus, any goodwill recorded at Codere Group related to the reorganization of any of the companies/business was not pushed down to any of the entities in the Group perimeter. For the purposes of preparing the consolidated and combined carve-out financial statements, 100% of the individual balance sheets and income statements of seven entities, including SEJO, were transferred to the online perimeter. For the remaining three entities that are included in the online perimeter, the individual income statement and balance sheet accounts were reviewed by management to determine which accounts related solely to the online business and therefore transferred to the online perimeter. These balances were easily identifiable, as the accounting system separately tracked transactions related to the retail and online businesses; therefore, management was able to identify those accounts which were solely related to the online business.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Cost of doing business

During the years presented in these consolidated and combined carve-out financial statements, there were certain costs that were incurred by the Codere Group, which were considered to be common expenses. Therefore, an allocation of these common expenses was performed in order to reflect the portion of these expenses related to the Group in the consolidated and combined carve-out financial statements in 2020 and until November 30, 2021. These common expenses included general corporate expenses, such as, management, audit fees, legal expenses, systems and communication, and office rental expenses. The general corporate expenses that were allocated to the online business were allocated based on the actual expenses related to time spent supporting the entities included in the online perimeter. Office rental expenses were allocated on a per square meter basis used by the entities included in the consolidated and combined carve-out financial statements of the Group. The Group entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide the Group with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that the Group is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of the Group’s income.

m)	Going concern

In the context of the combined carve-out financial statements, the Group had negative equity of €39.9 million as of December 31, 2020, which turned into positive equity of €68.1 million as of December 2021, due to the Merger described in Note 1. This negative equity came from negative results generated in previous years, due to the investment made since its origin. Additionally, as of December 31, 2020 the Group had negative working capital (current assets less current liabilities) amounting to €19.7 million, mainly generated by short-term debts with the Codere Group, for the financing received for the expansion of the online business line; and positive working capital amounting to €73.0 million as of December 31, 2021, due to the cash inflows as result of the Merger described in Note 1.

The Group has a limited operating history and prior to the Business Combination, the Group funded its operations primarily through short-term debts with Codere Group. Since its inception, the Group has incurred recurring losses and negative cash flows from operations including net losses of €68.0 million, €16.3 million and €16.1 million for the years ended December 31, 2021, 2020 and 2019, respectively. At the end of the reporting period the Group expects to continue to generate operating losses through 2023. Securing the financing of development activities and operations represents an ongoing challenge for the Group. As of December 31, 2021, the Group had a shareholders’ equity position of €68.1 million and €94.9 million of cash and cash equivalents, €3.5 million of which was restricted (€10.9 million in cash, of which €2.6 million was restricted in 2020).

As part of its going concern assessment, management developed a business plan with operational and financial projections through 2024. Based on this business plan, management believes the Group currently has sufficient cash available to finance its operations through 2024. This business plan contemplates that the Group will be investing all of its available cash over this three-year period (to fund negative operating cash flow) in order to achieve higher growth and increased market share in its existing core markets throughout Latin America and Europe (primarily Spain), and that the overall business will begin generating positive cash flow at some point in 2024. Also, if the business underperforms in comparison to the business plan targets, the Group may either seek external financing and/or otherwise reduce or delay marketing expenses to mitigate the impact on its cash position.

Based on the Group’s current liquidity position, actual operating performance, and its reasonable expectations regarding operating performance over the coming three years, management believes that the Group has adequate resources to continue in operational existence for the next twelve months. As such, the Group continues to adopt the going concern basis of accounting in preparing the consolidated and combined carve-out financial statements.

n)	New IFRS and interpretations of the IFRS Interpretations Committee (“IFRIC”)

The Group has applied all of the applicable IFRS-IASB standards and amendments that were effective for periods ending December 31, 2021 and prior to such date. The Group has used the same accounting policies in its opening IFRS consolidated statement of financial position and through all of the periods presented in these consolidated and combined carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

As of December 31, 2021, the following standards, amendments and interpretations have been published by the IASB, but their application is not yet mandatory for the Group, and the Group has not elected to early adopt the policies once allowed to do so.

Standards and Amendments		Mandatory application: annual periods beginning on or after
Amendment to IFRS 3 - Reference to the Conceptual Framework	IFRS 3 is updated to align the definitions of assets and liabilities in a business combination with those in the Conceptual Framework.	1 January 2022
Amendment to IAS 16 - Proceeds Before Intended Use	The amendment prohibits deducting any proceeds from the sale of items produced while the company is preparing an asset for its intended use from the cost of an item of property, plant and equipment.	1 January 2022
Amendment to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract	The amendment explains that the direct cost of fulfilling a contract includes the incremental costs of fulfilling that contract and an allocation of other costs directly related to the performance of the contract.	1 January 2022
Annual Improvements to IFRS 2018–2020.	Minor Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41.	1 January 2022
Amendments to IAS 1- Presentation of Financial Statements	Clarifications regarding the presentation of liabilities as current and non-current.	1 January 2023
IFRS 17 - Insurance Contracts	Replaces IFRS 4 and clarifies the principles of registration, measurement, presentation and disclosure of insurance contracts in order to ensure that the entity provides relevant and reliable information that allows the users of the information to determine the effects of the contracts on their financial statements.	1 January 2023
Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	The amendments will make it easier to distinguish between changes in accounting estimates and changes in accounting policies.	1 January 2023
Amendments to IAS 1- Presentation of Financial Statements. Disclosure of accounting policies	The amendments will help improve disclosures on accounting policies to provide more useful information to investors and other primary users of financial statements.	1 January 2023
Amendment to IAS 12 - Deferred tax on leases and decommissioning obligations	The amendments will clarify that the exceptions to initial recognition are not applicable when there are taxable and deductible timing differences for the same amount.	1 January 2023

With regard to IFRS 9, IAS 39 and IFRS 7, IFRS 4 and IFRS 16, the IASB continues to develop guidance and amendments to address the various accounting considerations that may arise when the various Interbank Offered Rates (“IBORs”) are amended or replaced by others. In this second phase, certain practical solutions, clarifications and exceptions are proposed in order for undertakings to better reflect financial assets, financial liabilities and lease liabilities on their financial statements as a result of the IBOR reform.

The Group estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the consolidated and combined carve-out financial statements in the initial period of application.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

4.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of the Group, is the Managing Director of the Group. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, the Group’s operating segments are formed by the Group’s online business in Spain, Mexico, Colombia, Panama, Italy, Malta, Israel and Gibraltar.

The Managing Director measures the performance of the Group’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

The Group will report financial information, both internally and externally, based on the organizational structure approved by the Managing Director of the Group. Thus, the reportable segments for the 2021 consolidated and combined carve-out financial statements are formed by the Group’s operations in Spain, Mexico and Colombia. Panama, Italy, Argentina and Codere Online Operator LTD (Malta) are grouped under “Other operations”. Codere Online Management Services LTD (Malta), Israel, United States, SEJO and Gibraltar have been grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies) to entities that only provide internal support services.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8:BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm’s length basis and are included in the “Eliminations” column. Information relating to other Group companies not specifically included in these segments is reported under “Other Operations”.

The following tables break down certain of the information presented in the consolidated and combined carve-out income statement for the years ended December 31, 2021, 2020 and 2019 by the Group’s operating segments (amounts expressed in thousands of euros).

12/31/2021	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	49,753	24,908	3,976	989	39,547	(38,920)	80,253
Personnel expenses	(359)	(407)	(95)	(283)	(5,934)	(2)	(7,080)
Depreciation and amortization	(150)	(7)	(3)	(100)	(462)	1	(721)
Other operating expenses (*)	(47,947)	(36,812)	(7,853)	(2,314)	(51,615)	3,060	(143,481)
Operating expenses	(48,456)	(37,226)	(7,951)	(2,697)	(58,011)	3,059	(151,282)
OPERATING INCOME/(LOSS)	1,297	(12,318)	(3,975)	(1,708)	(18,464)	(35,861)	(71,029)
Finance income	(5)	242	4	32	14,437	(10,167)	4,543
Finance costs	-	(7)	(28)	(2)	(10,649)	10,125	(561)
Net financial results	(5)	235	(24)	30	3,788	(42)	3,982
NET INCOME/(LOSS) BEFORE TAX	1,292	(12,083)	(3,999)	(1,678)	(14,676)	(35,903)	(67,047)
Income tax benefit/(expense)	(68)	-	-	(7)	(891)	-	(966)
NET INCOME/(LOSS) FOR THE YEAR	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,903)	(68,013)
Attributable to equity holders of the Parent	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,957)	(68,067)
Attributable to non-controlling interests	-	-	-	-	-	54	54

*	Include the transaction costs of the Business Combination as described in Note 2.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

12/31/2020	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	48,279	18,422	2,355	329	31,046	(29,934)	70,497
Personnel expenses	(275)	(18)	(108)	(174)	(4,582)	-	(5,157)
Depreciation and amortization	(470)	(1)	(2)	(3)	(456)	-	(932)
Other operating expenses	(43,230)	(26,277)	(3,497)	(289)	(35,298)	29,934	(78,657)
Operating expenses	(43,975)	(26,296)	(3,607)	(466)	(40,336)	29,934	(84,746)
OPERATING INCOME/(LOSS)	4,304	(7,874)	(1,252)	(137)	(9,290)	-	(14,249)
Finance income	-	-	-	-	602	(434)	168
Finance costs	(332)	7	-	(101)	(696)	434	(688)
Net financial results	(332)	7	-	(101)	(94)	-	(520)
NET INCOME/(LOSS) BEFORE TAX	3,972	(7,867)	(1,252)	(238)	(9,384)	-	(14,769)
Income tax benefit/(expense)	(1,077)	-	-	118	(551)	-	(1,510)
NET INCOME/(LOSS) FOR THE YEAR	2,895	(7,867)	(1,252)	(120)	(9,935)	-	(16,279)
Attributable to equity holders of the Parent	2,895	(7,867)	(1,252)	(115)	(9,935)	-	(16,274)
Attributable to non-controlling interests	-	-	-	(5)	-	-	(5)

12/31/2019	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	44,058	15,222	1,505	731	27,743	(27,676)	61,583
Personnel expenses	(234)	(6)	(79)	-	(4,783)	-	(5,102)
Depreciation and amortization	(746)	(1)	-	-	(446)	-	(1,193)
Other operating expenses	(44,125)	(21,754)	(3,909)	(550)	(28,503)	27,676	(71,165)
Operating expenses	(45,105)	(21,761)	(3,988)	(550)	(33,732)	27,676	(77,460)
OPERATING INCOME/(LOSS)	(1,047)	(6,539)	(2,483)	181	(5,989)	-	(15,877)
Finance income	-	-	-	-	232	(232)	-
Finance costs	(3)	-	-	(126)	(372)	232	(269)
Net financial results	(3)	-	-	(126)	(140)	-	(269)
NET INCOME/(LOSS) BEFORE TAX	(1,050)	(6,539)	(2,483)	55	(6,129)	-	(16,146)
Income tax benefit/(expense)	400	-	-	38	(385)	-	53
NET INCOME/(LOSS) FOR THE YEAR	(650)	(6,539)	(2,483)	93	(6,514)	-	(16,093)
Attributable to equity holders of the Parent	(650)	(6,539)	(2,483)	(5)	(6,514)	-	(16,191)
Attributable to non-controlling interests	-	-	-	98	-	-	98

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

The following tables break down certain of the information presented in the consolidated statement of financial position as of December 31, 2021 and in the combined carve-out statement of financial position as of December 31, 2020 by the Group’s operating segments (amounts expressed in thousands of euros).

12/31/2021	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	73	29	9	107	97,854	(97,466)	606
Current assets	23,831	5,392	3,715	1,919	161,851	(92,039)	104,669
Trade receivables and other current assets	13,353	1,734	1,337	559	37,720	(48,841)	5,862
Current financial assets	7,022	1,084	798	329	37,833	(43,167)	3,899
Cash and cash equivalents	3,456	2,574	1,580	1,031	86,298	(31)	94,908
Total Assets	23,904	5,421	3,724	2,026	259,705	(189,505)	105,275
EQUITY	14,259	(15,494)	(3,990)	(799)	172,734	(98,556)	68,154
NON-CURRENT LIABILITIES	-	-	-	-	5,513	-	5,513
CURRENT LIABILITIES	9,645	20,915	7,714	2,825	81,458	(90,949)	31,608
Lease obligations	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-
Borrowings	1,776	1,209	2,077	577	62,647	(65,302)	2,984
Trade payables and other current liabilities	7,869	19,706	5,637	2,248	18,811	(25,647)	28,624
Total EQUITY AND LIABILITIES	23,904	5,421	3,724	2,026	259,705	(189,505)	105,275

12/31/2020	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	213	3	6	197	9,159	(8,334)	1,244
Current assets	21,734	5,047	1,186	651	14,891	(26,205)	17,304
Trade receivables and other current assets	13,605	-	-	486	12,885	(25,330)	1,646
Current financial assets	3,020	1,025	408	129	1,050	(875)	4,757
Cash and cash equivalents	5,109	4,022	778	36	956	-	10,901
Total Assets	21,947	5,050	1,192	848	24,050	(34,539)	18,548
EQUITY	(15,232)	(5,462)	(1,001)	(1,164)	(16,823)	(243)	(39,925)
NON-CURRENT LIABILITIES	21,191	-	-	-	250	-	21,441
CURRENT LIABILITIES	15,988	10,512	2,193	2,012	40,623	(34,296)	37,032
Lease obligations	9	-	-	-	-	-	9
Provisions	-	-	-	-	15	-	15
Borrowings	7,391	-	-	1,238	31,286	(22,138)	17,777
Trade payables and other current liabilities	8,588	10,512	2,193	774	9,322	(12,158)	19,231
Total EQUITY AND LIABILITIES	21,947	5,050	1,192	848	24,050	(34,539)	18,548

The Group does not have any customers that individually account for 10% or more of its interest and income for the years ended December 31, 2021 and 2020.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

5.	INTANGIBLE ASSETS

The table below reconciles the carrying amounts of “Intangible assets” at the beginning and end of the reporting periods:

Cost	Balance at 12/31/2020	Additions	Derecognitions	Balance at 12/31/2021
Service concession arrangement	200	-	-	200
Software	4,392	-	-	4,392
Total Cost	4,592	-	-	4,592
Accumulated amortization (Note 13)

Service concession arrangement	(3)	(100)	-	(103)
Software	(3,461)	(559)	-	(4,020)
Total Amortization	(3,464)	(659)	-	(4,123)
Total Carrying amount	1,128	(659)	-	469

Cost	Balance at 12/31/2019	Additions	Derecognitions	Balance at 12/31/2020
Service concession arrangement	200	-	-	200
Software	4,392	-	-	4,392
Total Cost	4,592	-	-	4,592
Accumulated amortization (Note 13)

Service concession arrangement	-	(3)	-	(3)
Software	(2,581)	(880)	-	(3,461)
Total Amortization	(2,581)	(883)	-	(3,464)
Total Carrying amount	2,011	(883)	-	1,128

The service concession arrangement of the Group comprised a service concession arrangement acquired in Italy which grants it rights to economic benefits for online business. The contract provides that the concession may be renewed at the end of the initial term for up to an additional 2-years. The additional contract costs that would be incurred upon renewal is dependent upon the term and the base price in the tender notice.

The gross cost, accumulated amortization and impairment losses of intangible assets as of December 31, 2021, 2020 and January 1, 2020 are as follows:

Balance as of 12/31/2021	Useful life (in years)	Accumulated amortization	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangement			200	(103)	-	97
Of which:
with definite useful life	2	Straight line	200	(103)	-	97
Software	4	Straight line	4,392	(4,020)	-	372
Total intangible assets			4,592	(4,123)	-	469

Balance as of 12/31/2020	Useful life (in years)	Accumulated amortization	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangement			200	(3)	-	197
Of which:
with definite useful life	10	Straight line	200	(3)	-	197
Software	4	Straight line	4,392	(3,461)	-	931
Total intangible assets			4,592	(3,464)	-	1,128

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

6.	PROPERTY, PLANT AND EQUIPMENT

The reconciliation of the carrying amounts of the items comprising “Property, plant and equipment” at the beginning and end of the reporting period:

Cost	Balance at 12/31/2020	Additions	Derecognitions	Balance at 12/31/2021
Machinery and equipment	167	80	-	247
Other fixtures, fittings and tools	10	-	-	10
Total	177	80	-	257
Accumulated depreciation (Note 13)

Machinery and equipment	(68)	(53)	-	(121)
Other fixtures, fittings and tools	(2)	(1)	-	(3)
Total	(70)	(54)	-	(124)
Carrying amount	107	26	-	133

Cost	Balance at 12/31/2019	Additions	Derecognitions	Balance at 12/31/2020
Machinery and equipment	113	55	(1)	167
Other fixtures, fittings and tools	10	-	-	10
Total	123	55	(1)	177
Accumulated depreciation (Note 13)

Machinery and equipment	(30)	(39)	1	(68)
Other fixtures, fittings and tools	(1)	(1)	-	(2)
Total	(31)	(40)	1	(70)
Carrying amount	92	15	-	107

Additions in 2021 and 2020 mainly correspond to new machines and equipment in Spain and Mexico.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

7.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading at December 31, 2021 and 2020 is as follows:

	Amortized Cost
12/31/2021	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	104,669	104,513	104,513
Trade receivables and other current assets (Note 8)	5,862	5,706	5,706
Current financial assets	3,899	3,899	3,899
Of which:
with related parties (Note 14)	76	76	76
Cash and cash equivalents	94,908	94,908	94,908

	Amortized Cost
12/31/2020	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	17,304	17,304	17,304
Trade receivables and other current assets (Note 8)	1,646	1,646	1,646
Current financial assets	4,757	4,757	4,757
Of which:
with related parties (Note 14)	-	-	-
Cash and cash equivalents	10,901	10,901	10,901

Cash and cash equivalents include mainly the cash received as a result of the Merger described in Note 1 of€89,365 thousand in exchange of shares of the Company and also include restricted cash related to Spanish clients where the regulation obliges the Group to maintain 1 euro as restricted cash for each euro the customer has in the virtual wallet. As of December 31, 2021 and 2020 it amounted to €3,548 and €2,647 thousand, respectively. The cash received from the Merger is also the reason for the increase in cash from the previous period.

Trade receivables and other current assets include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to its online wallets amounting to €1,926 and €498 thousand as of December 31, 2021 and 2020, respectively.

Current financial assets mainly correspond to deposits made by customers through payment service providers to its online wallets amounting to €3,728 and €4,412 thousand as of December 31, 2021 and 2020, respectively. These deposits are normally settled and appear in the online account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

Current financial assets from related parties correspond to the tax returns from Codere Group, by which the Group has recognized a receivable (see Note 14) amounting to €76 and €0 thousand as of December 31, 2021 and 2020, respectively. These receivables are normally recognized as current financial assets.

The expected credit losses recognized on current financial assets as of December 31, 2021 and 2020 amounted to €55 and €49 thousand, respectively.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

8.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at December 31, 2021 and 2020 is as follows:

	12/31/2021	12/31/2020
Trade receivables:
Other receivables from the Codere Group companies (Note 14)	3,318	936
Impairment of trade receivables	(34)	(101)
Other current assets:
Current tax asset (VAT)	1,523	319
Prepayments	739	254
Other receivables	316	238
Total	5,862	1,646

Other receivables from the Codere Group companies mainly include balances to be paid by Latin American (“Latam”) retail companies from Codere Group amounting to €2,405 thousand as of December 31, 2021.

The carrying amounts of the Group’s trade receivables and other current assets are denominated in the following currencies:

Currency	12/31/2021	12/31/2020
EUR	2,139	1,584
GIP	-	3
ILS	150	59
ARS	290	-
USD	212	-
MXN	1,734	-
COP	1,337	-
Total	5,862	1,646

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

The movement in the allowance for impairment of trade receivables as of December 31, 2021, 2020 and 2019 is as follows:

Expected credit loss as of 01/01/2019	53
Additions	-
Reversal	(23)
Expected credit loss as of 12/31/2019	30
Additions	71
Reversal	-
Expected credit loss as of 12/31/2020	101
Additions	-
Reversal	(67)
Expected credit loss as of 12/31/2021	34

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

9.	EQUITY

Before the Business Combination, SEJO was the holding company of Codere Online Business with €60 thousand share capital. On June 4, 2021, the Company was created as described in Note 1 with an initial share capital amounting to €30 thousand divided into 30 thousand ordinary shares with a nominal value of one euro each (€1), all of which are fully paid up. As of December 31, 2021, the share capital of the Group amounted to €45,121,956 divided into 45,121,956 shares as a result of the capital increases in connection with the Business Combination. These capital increases correspond to the steps mentioned above in Note 1:

●	Exchange: the transfer of SEJO to the Company, in exchange for 29,970,000 of additional newly-issued ordinary shares of the Company, which were subscribed for by CNEW.

●	Merger: the contribution of all shares of DD3 Class A Common Stock issued and outstanding immediately prior to the merger to the Company in exchange for 15,121,956 ordinary shares of the Company.

See the table below for a summary of Parent’s ownership:

	Shares	Percentage
Ordinary shares held by public stockholders	3,915,956	8.7%
Ordinary shares issued to the sponsor and its permitted transferees	3,421,000	7.6%
Ordinary shares issued to forward purchasers and permitted transferees	6,074,000	13.5%
Ordinary shares issued to the subscribers and their permitted transferees	1,711,000	3.8%
Ordinary shares held by CNEW	30,000,000	66.5%
Parent ordinary shares outstanding	45,121,956	100%

The movement in net Parent investment represents:

i)	Pursuant to the Business Combination Agreement, prior to the effective time of the Merger, CNEW and SEJO capitalized all outstanding liabilities of SEJO and its subsidiaries due to CNEW or any of its subsidiaries so that at the time of the Merger neither SEJO nor any of its subsidiaries had any liability outstanding. During 2021, the following liability conversion into equity took place amounting to €55.3 million:

●	Codere España S.A. and SEJO for €28.1 million (€27.8 million correspond to the borrowings and €0.3 million correspond to the trade payables).

●	CNEW and SEJO for €13.9 million (€9.3 million correspond to the borrowings and €4.6 million correspond to the trade payables).

●	Codere Scommesse S.R.L. and Codere Italy S.A.U. for €1.0 million correspond to the borrowings.

●	Latam companies for €2.8 million correspond to the trade payables.

●	Codere Online Management Services LTD and related parties of Codere Group for €4.8 million correspond to the trade payables.

The net parent investment also includes the listing costs supported by CNEW as explained in Note 2, which have been accounted for as parent contribution for €4.6 million in these consolidated and combined carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

ii)	The impacts of the SEJO contribution.

The SEJO contribution to Parent made by CNEW as of November 29, 2021 as part of the Business Combination has been registered based on the consolidated accounting balances of SEJO sub-consolidated balance sheet as of the date of the transaction, as it is considered to be a reorganization under common control. For the purposes of the equity movements presented in these consolidated and combined carve-out financial statements, as the historical values of SEJO were already presented as predecessor values as of December 31, 2020, the impact is only a reclassification from other reserves to issued capital amounting to €29,970 thousand related to the 29,970,000 new shares issued to Codere Newco at €1 nominal value.

iii)	The incorporation of the new parent as of June 4, 2021

As explained in Note 1, the historical financial statements for the years ended December 31, 2019 and 2020 were presented based on the former structure of the Codere Online Business prior to the Business Combination, where SEJO was the holding company. As a result of the Exchange, the Company became the parent of the Group, and consequently, the €30 thousand of issued capital paid upon incorporation of the Company would arise as Issued capital in the consolidated and combined carve-out financial statements.

iv)	The impacts of the DD3 contribution

The DD3 contribution as part of the Business Combination made as of November 30, 2021 implied an exchange of additional 15,121,956 shares issued to DD3 shareholders at €1 nominal value in exchange for the same number of shares outstanding from DD3, immediately before the merge with Codere Online U.S. Corp. The total 15,121,956 shares of DD3 included 8,407,025 shares remaining after redemptions, and additional 6,435,000 shares issued just before the business combination to PIPE investors, as part of the commitments included in the Business Combination.

The transaction with DD3 has been, partly, treated as a shared-based payment transaction that falls under IFRS 2, with the difference between the fair value of DD3 shares issued prior to the PIPE additional contribution, (was derived from quoted prices (Level 1)), which amounted to €79,145 thousand, and the fair value of the identifiable net assets of DD3 at that time, amounting to €43,300 thousand, being recorded as an expense of €35,845 thousand in the consolidated and combined carve-out income statement, representing the costs associated with the listing process. See the table with the calculations below:

(in thousands except for share data)

	Per Share	Per Share	Assuming Real Redemption
	Value USD	Value EUR (*)	Shares	Fair Value (in USD)	Fair Value (in EUR)
Class A common shares	$9.42	€8.29	8,407,025	$79,194	€69,695
Warrants	$1.66	€1.46	6,435,000	$10,682	€9,450
			14,842,025	$89,876	€79,145
Fair Value					€43,300
Excess of fair value (listing costs)					€35,845

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

In addition to that, the financial assets and financial liabilities incorporated as part of DD3 contribution, which included cash and warrants respectively, have been accounted under IAS 32. The total equity impact recognized in relation to DD3 contribution, accounted based on both IFRS 2 and IAS 32 standards as previously explained, is summarized as follows, with counterpart being the €35,845 thousand of service costs and €102,425 thousand assets of cash, net of €9,450 thousand of warrant liabilities:

	Shares	Cash USD	Cash Euro	Issued Capital (EUR)	Share Premium (EUR)	Total Equity (EUR)
Total shares after redemptions	8,407,025	$49,177	€43,300	€8,407	€61,288	€69,695
Additional shares issued to PIPE investors	6,714,931	$67,149	€59,124	€6,715	€52,410	€59,124
Total shares issued to DD3 shareholders	15,121,956	$116,327	€102,425	€15,122	€113,697	€128,819

(*)	Spot rate to convert from USD to EUR as of November 30, 2021 was €0.8805 per US$1.00.

In addition, the share premium incorporated as part of DD3 contribution have been reduced by the transaction costs supporting by CNEW as detailed below:

Thousands of EUR
Transaction costs supported by CNEW	4,648
% equity interest held by DD3 (33%)	1,557
Attributable transaction costs to share premium	1,557

In addition to the above impacts associated with the capital increase, additional transaction costs attributable to DD3 capital increase amounting to €5,220 thousand, have been deducted from share premium.

Equity attributable to non-controlling interest as of December 31, 2021 and December 31, 2020 amounted to €147 and €92 thousand, respectively, which represents 25% of minority shareholder’s interest in the historical online business activity the Group has carried out through Hipica de Panama S.A. until October 1, 2021. As of December 31, 2021, Panama is 100% controlled by the Company.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

10.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

As of December 31, 2021, and 2020 the breakdown of financial instruments by category is as follows:

Current borrowings at amortized cost

	Amortized Cost
12/31/2021	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	2,984	2,984	2,984
Other borrowings	2,984	2,984	2,984
Of which:
with related parties (Note 14)	2,919	2,919	2,919

	Amortized Cost
12/31/2020	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	17,777	17,777	17,777
Other borrowings	17,777	17,777	17,777
Of which:
with related parties (Note 14)	17,777	17,777	17,777

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €2,919 and €17,777 thousand as of December 31, 2021 and 2020, respectively.

Non-current borrowings at amortized cost

There were no non-current borrowings accounted for at amortized cost as of December 31, 2021 as result of the liability conversion into equity during 2021.

As of December 31, 2020, the breakdown of non-current borrowings accounted for at amortized cost is as follows:

	Amortized Cost
12/31/2020	Debt Instruments	Carrying Amount	Fair Value
Non-Current financial liabilities	21,441	21,441	21,441
Loans	21,441	21,441	21,441
Of which:
with related parties (Note 14)	21,441	21,441	21,441

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

The breakdown of the loans by entities as of December 31, 2020 is as follows:

Lender	Debtor	Loan Date	Expire Date	Principal Amount (in thousand Euros)	Interest Rate
Codere España, S.A.	Codere Online S.A.U.	12/30/2011	12/30/2023	75.50	6%
Codere España, S.A.	Codere Online S.A.U.	12/30/2014	12/30/2023	50.00	6%
Codere España, S.A.	Codere Online S.A.U.	03/01/2015	03/01/2024	15.00	6%
Codere España, S.A.	Codere Online S.A.U.	06/01/2015	05/31/2024	3,000.00	6%
Codere España, S.A.	Codere Online S.A.U.	12/30/2015	12/30/2024	600.00	6%
Codere España, S.A.	Codere Online S.A.U.	12/30/2016	12/30/2025	3,500.00	6%
Codere España, S.A.	Codere Online S.A.U.	12/30/2017	12/30/2022	6,000.00	6%
Codere España, S.A.	Codere Online S.A.U.	12/30/2018	12/30/2023	300.00	6%
Codere España, S.A.	Codere Online S.A.U.	01/23/2019	01/16/2024	2,650.00	6%
Codere Newco, S.A.U.	SEJO	03/01/2019	03/01/2024	250.00	6%
Codere España, S.A.	Codere Online S.A.U.	12/31/2019	12/31/2024	5,000.00	6%
Total				21,441

All of the borrowings were denominated in Euros.

The breakdown of the residual maturity contractual undiscounted cash flows of the borrowings of the Group as of December 31, 2021 and 2020, was as follows:

		Non-current
December 31, 2021	Current 2022	2023	2024	2025	2026	Subsequent years	Non-current	Total
Loans	-	-	-	-	-	-	-	-
Other borrowings	2,984	-	-	-	-	-	-	2,984
Of which:
to related parties (Note 14)	2,919	-	-	-	-	-	-	2,919
Total	2,984	-	-	-	-	-	-	2,984

		Non-current
December 31, 2020	Current 2021	2022	2023	2024	2025	Subsequent years	Non-current	Total
Loans	-	6,000	426	11,515	3,500	-	21,441	21,441
Other borrowings	17,777	-	-	-	-	-	-	17,777
Of which:
to related parties (Note 14)	17,777	6,000	426	11,515	3,500	-	21,441	39,218
Total	17,777	6,000	426	11,515	3,500	-	21,441	39,218

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Other borrowings associated with financing activities

The following charts present details regarding the changes in other borrowings in 2021 and 2020 that arose from financial activities:

2021

	Balance at 12/31/2020	Drawdown of related party debt	Related party non-cash payable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 12/31/2021
Loans	21,441	-	-	(21,441)	-	-	-
Other borrowings	17,777	450	1,845	(17,088)	-	-	2,984
Total	39,218	450	1,845	(38,529)	-	-	2,984

2020

	Balance at 12/31/2019	Drawdown of related party debt	Related party non-cash receivable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 12/31/2020
Loans	21,441	-	-		-	-	21,441
Other borrowings	30,236	245	-	(12,704)	-	-	17,777
Total	51,677	245	-	(12,704)	-	-	39,218

As described in Note 9, the debt conversion into equity during 2021 through borrowings amounted to €38.5 million.

Non-current financial liabilities

As of December 31, 2021, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

As of the date of the Business Combination on November 30, 2021, the market price of each warrant was approximately €1.46 per warrant or €9,450 thousand in the aggregate. As of December 31, 2021, the market price decreased to approximately €0.86 per warrant; therefore, as of December 31, 2021, the fair value of the warrant liabilities amounted to €5,513 thousand. The change in fair value of the warrants was recorded in the consolidated and combined carve-out income statement as finance income amounting to €3,937 thousand for the year ended December 31, 2021.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

11.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of December 31, 2021 and 2020 is as follows:

	12/31/2021	12/31/2020
Trade payables	19,687	13,017
Customer online wallets	4,900	4,103
Other current liabilities	3,211	2,014
Accruals	826	97
Total	28,624	19,231
Of which: with related parties (Note 14)	3,729	1,479

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accruals include the Group’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of December 31, 2021 and 2020 is as follows:

	12/31/2021	12/31/2020
Accrued salaries	640	232
Current tax liabilities	966	1,510
Others	1,605	272
Total	3,211	2,014

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

12.	INCOME TAX MATTERS

Each of the entities included in the Group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations for the fiscal years ended December 31, 2021 and 2020 is as follows:

	2021	2020	2019
Accounting net loss before tax	(67,047)	(14,769)	(16,146)
At Codere Online statutory income tax rate *	11,398	3,692	4,037
Tax effect unrecognized tax losses and permanent differences	(17,705)	(5,395)	(7,409)
Utilisation of previously unrecognised tax losses	(1,000)	-	-
Effect of different rates in different jurisdictions	6,341	3,095	2,987
Adjustment of prior year taxes	-	118	437
Income tax benefit/(expense)	(966)	(1,510)	53
Effective tax rate	1%	10.22%	0.33%
Of which -
Current tax expense	(966)	(1,510)	53
Deferred tax benefit/(expense)	-	-	-
Total income tax benefit/(expense)	(966)	(1,510)	53

*	The tax rate for the year 2021 was 17% due to Codere Online Luxembourg, S.A. became to the holding company of the Group. The tax rate for the year 2020 and 2019 was 25%.

As shown in the table below, the Group has generated net losses which can offset against future profits; however, as of December 31, 2021 and 2020, the Group did not recognize these considering it is not expected that these will be utilized within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Previous	2019	2020	2021	Total as of 12/31/2021
SEJO	-	-	-	9,355	9,355
Codere Online S.A.U. (Spain)	4,181	785	-	-	4,966
Codere Online Management Services LTD (Malta)	-	5,971	9,592	9,051	24,614
LIFO AenP (Mexico)				343	343
Codere Online Luxembourg, S.A.	-	-	-	5,400	5,400

Entity	Previous	2018	2019	2020	Total as of 12/31/2020
Codere Online S.A.U. (Spain)	2,643	2,538	785	-	5,966
Codere Online Management Services LTD (Malta)	-	-	5,971	9,592	15,563

It is important to mention that the Group belonged to a tax consolidation group in Spain in the first three quarters of the year 2021. In the last quarter of the year, the Group has ceased to belong to the tax consolidation group and has already made all the tax payments.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

13.	REVENUE AND EXPENSES

Revenue

The breakdown of the Group’s revenues is as follows:

	2021	2020	2019
Online sports betting	45,875	39,719	42,678
Online casino wagering	34,178	30,778	18,905
Others	200	-	-
Total	80,253	70,497	61,583

Others represent the disposition of the Greenplay brand in exchange for 200 thousand euros pursuant to an asset purchase agreement between the Group and Aspire to Vita Media Group ApS on December 31, 2021.

No customer contributed more than 10% of revenue for the years ended December 31, 2021, 2020 and 2019.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	2021	2020	2019
Spain	49,753	48,279	44,058
Mexico	24,908	18,422	15,222
Colombia	3,976	2,355	1,489
Others	1,616	1,441	814
Total	80,253	70,497	61,583

Personnel expenses

The heading personnel expenses for the 2021, 2020 and 2019 periods include expenses for wages, salaries, benefits (and other similar concepts) and social security and other social contributions expenses payable by the Group.

	2021	2020	2019
Wages, salaries and similar	6,248	4,483	4,308
Social security contributions payable by the Group	425	280	417
Other social contributions	407	394	377
Total	7,080	5,157	5,102

Depreciation and amortization

The breakdown of depreciation and amortization for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Depreciation of property, plant and equipment (Note 6)	54	40	27
Amortization of intangible assets (Note 5)	659	883	1,166
Amortization of right-of-use assets	8	9	-
Total	721	932	1,193

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Other operating expenses

The breakdown of other operating expenses for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Gambling taxes	8,440	8,867	7,402
Leases	596	575	488
Utilities, repairs and maintenance	793	1,258	285
Professional services and other expenses	35,905	28,639	26,320
Listing and transaction costs	45,509	-	-
Casino license royalties	4,024	4,255	2,241
Marketing expenses	48,214	35,063	34,429
Total	143,481	78,657	71,165

The Group recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value. The Group has also recognized the cost of doing business until November 2021 (costs that were incurred by the Codere Group, which were considered to be common expenses, and therefore, an allocation of these common expenses was performed in order to reflect the portion of these expenses related to the Group) within leases, which amounted to €117 thousand in 2021 (€127 thousand in 2020 and 2019).

Professional services and other expenses in 2021, 2020 and 2019 mainly include: (i) streaming services contracted to external parties offered to our customers as complement to our sports complete betting offer, (ii) the payment processing which allows our customers to deposit and withdraw money using user-friendly platforms from payment processing providers and (iii) some of our less popular sports odds hired to external providers. Additionally, included within this heading are certain other expenses, such as those relating to marketing and customer relationship management (“CRM”) tools.

Included within listing and transaction costs in 2021 is the cost of the listing of €35.8 million related to the Merger and recorded as a share-based payment in accordance with IFRS 2 (see Notes 2 and 9) and the net transaction costs associated with the Business Combination amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by CNEW.

Finance income / (cost)

Finance income/(cost) for the year ended December 31, 2021 primarily relates to the change in the fair value of the warrants from the date of transfer, November 30, 2021, to the end of the year, which amounted to €3,937 thousand. Additionally, included in this heading for the years ended December 31, 2021, 2020 and 2019 is both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that the Group uses in its operations as well as interest expense related to the Group’s outstanding borrowings from related parties.

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the year attributable to equity holders of the Parent by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the year attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of warrants throughout 2021 qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

As a result of the Business Combination, as described in Note 1, Codere Group has control of the Group through CNEW with approximately 66.5% of the total outstanding ordinary shares of Parent. The remaining shareholders of Parent, which include former DD3 shareholders and certain other investors, collectively hold the remaining 33.5% stake. As of December 31, 2021, Parent had 45,121,956 issued and outstanding shares.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, as a result of the issuance of new shares on November 30, 2021, earnings per share has also been adjusted for all periods presented to reflect the number of shares issued and outstanding giving an amount of 45,121,956 for the year 2021, and an amount of 30,006,101 shares for the 2020 and 2019 periods, which corresponds to the amount of shares attributable to CNEW (66.5%) without giving effect to the capital contribution of the DD3 shareholders and the resources obtained by the Nasdaq listing described in the previous paragraph.

Both basic and diluted earnings per share attributable to equity holders of the Group are calculated based on the following data, in each case for the years ended December 31, 2021, 2020 and 2019:

	12/31/2021	12/31/2020	12/31/2019
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	(68,067)	(16,274)	(16,191)
Weight average number of shares outstanding:
Basic	6,686,432	4,463,482	4,463,482
Diluted	6,686,432	4,463,482	4,463,482
Basic earnings per share (euros)	(10.18)	(3.64)	(3.63)
Diluted earnings per share (euros)	(10.18)	(3.64)	(3.63)

14.	RELATED PARTIES

The parties related to the Group include, in addition to its and Codere Group’s subsidiaries, associates and jointly controlled entities, if any, the Group’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between the Group and its subsidiaries, which are related parties of the Group, have been eliminated in consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Transactions with Codere Group and related companies

2021

Related Companies	Relation to the Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	(4,847)	(4,847)
Codere Newco S.A.U.	Parent of the Group	(81)	(7,418)	(7,499)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	(848)	(848)
Codere Italia S.P.A.	Subsidiary of Codere Group	(29)	-	(29)
Other retail companies	Subsidiary of Codere Group	-	(2,084)	(2,084)

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Balance at 12/31/2021

Related Companies	Relation to the Group	Current financial assets (Note 7)	Trade receivables (Note 8)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Newco S.A.U.	Parent of the Group	-	937	-	1,165
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	-	-	468
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	-	-	749
King Bingo S.R.L.	Subsidiary of Codere Group	-	1	-	3
OBIN	Subsidiary of Codere Group	26	(18)	-	-
CTEC	Subsidiary of Codere Group	50	-	-	-
CITATI	Subsidiary of Codere Group	-	(7)	-	-
Other retail companies	Subsidiary of Codere Group	-	-	1,776	520
Other Latam retail companies	Subsidiary of Codere Group	-	2,405	1,143	824
Total		76	3,318	2,919	3,729

2020

Related Companies	Relation to the Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	(281)	-	(281)
Codere Newco S.A.U.	Parent of the Group	(12)	(3,220)	(3,232)
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	(7,066)	(7,066)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	(1,287)	(1,287)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	(919)	(919)
Codere Apuestas S.A.U.	Subsidiary of Codere Group	-	(79)	(79)
Codere Italia S.P.A.	Subsidiary of Codere Group	(101)	(918)	(1,019)
Administradora Mexicana del Hipódromo	Subsidiary of Codere Group	-	(4,164)	(4,164)
Other retail companies	Subsidiary of Codere Group	-	(534)	(534)

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Balance at 12/31/2020

Related Companies	Relation to the Group	Trade receivables (Note 8)	Non-current borrowings (Note 10)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	463	-	-	-
Codere Italia S.P.A.	Subsidiary of Codere Group	435	-	1,339	101
King Bingo S.R.L.	Subsidiary of Codere Group	2	-	-	-
Codere España S.A.	Subsidiary of Codere Group	-	21,191	6,644	281
Codere Newco S.A.U.	Subsidiary of Codere Group	-	250	9,048	152
Administradora Mexicana del Hipódromo	Subsidiary of Codere Group	-	-	-	-
Other retail companies	Subsidiary of Codere Group	36	-	746	945
Other Latam retail companies	Subsidiary of Codere Group	-	-	-	-
Total		936	21,441	17,777	1,479

2019

Related Companies	Relation to the Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere Newco S.A.U.	Parent of the Group	(9)	(589)	(598)
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	(6,956)	(6,956)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	(1,374)	(1,374)
Codere Apuestas S.A.U.	Subsidiary of Codere Group	-	(1,235)	(1,235)
Codere Italia S.P.A.	Subsidiary of Codere Group	(127)	-	(127)
Administradora Mexicana del Hipódromo	Subsidiary of Codere Group	-	(3,467)	(3,467)
Other retail companies	Subsidiary of Codere Group	(57)	(287)	(344)

As described in Note 9, the Group signed an agreement to reduce debt through a conversion into equity amounting to €50.6 million. The liability conversion into equity process is comprised of the following:

●	Codere España S.A. and SEJO for €28.1 million (€27.8 million correspond to the borrowings and €0.3 million correspond to the trade payables).

●	CNEW and SEJO for €13.9 million (€9.3 million correspond to the borrowings and €4.6 million correspond to the trade payables).

●	Codere Scommese S.r.l. and Codere Italy S.A.U. for €1.0 million correspond to the borrowings.

●	Latam companies for €2.8 million correspond to the trade payables.

●	Codere Online Management Services LTD and related parties of Codere Group for €4.8 million correspond to the trade payables.

The intercompany liability is subject to the “cash free debt free” clause of the Business Combination Agreement. Accordingly, upon the Business Combination consummation (see Note 1) any outstanding liability was forgiven by the counterparty (Codere Group) and hence was converted into equity.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Managing Director Services Agreement

Prior to January 1, 2022, Mr. Edree, who currently serves as the Chief Executive Officer of Parent, served as Parent’s Managing Director and provided services to Codere Online Business as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited, a British Virgin Islands company majority-owned by him (“Novelly”), and Codere Online Business’s subsidiary, OMSE, with an effective date as of October 9, 2018 (as amended on November 30, 2020, the “Edree Services Agreement”). Under the Edree Services Agreement, Mr. Edree and Novelly agreed to provide, on an exclusive dedication basis (subject to their right to continue to manage certain identified holdings), certain services in exchange for a fixed annual fee payable by OMSE to Novelly of €250,000, plus a variable annual fee of up to €125,000, depending on the fulfillment of certain objectives each year. A success fee was also payable by OMSE calculated as 8% of the incremental value (as defined in the Edree Services Agreement) that is created at Codere Online, subject to a cap of €10 million, due to the services provided by Novelly. The success fee vested at a rate of 20% per year for two years (and 12% thereafter), being fully vested on the seventh anniversary of the effective date, or earlier upon the consummation of a company sale event (as defined therein). The Edree Services Agreement included a non-compete provision during the term of the agreement and for 18 months thereafter. Such provision excluded any services provided by Mr. Edree and Novelly to the companies set forth on a schedule to such agreement.

On December 31, 2021, the original parties to the Edree Services Agreement and Codere Newco agreed to amend and terminate the Edree Services Agreement (“Addendum No. 2”). Pursuant to Addendum No.2, Codere Newco agreed to become the sole obligor and assume any payment obligations and other obligations of OMSE with respect to the success fee vested up to December 31, 2021 payable to Novelly under the Edree Services Agreement. Addendum No. 2 was subject to the condition that the Parent Board ratified the signing of Addendum No. 2 and the Edree Executive Employment Agreement (as defined below) on or before March 31, 2022, which condition was satisfied on February 2, 2022.

Chief Executive Officer Employment Agreement

Mr. Edree currently serves as the Chief Executive Officer of Parent pursuant to an executive employment agreement (“contrato laboral de alta dirección”) entered into by Mr. Edree and SEJO, dated January 1, 2022 (the “Edree Executive Employment Agreement”), which the Parent Board ratified on February 2, 2022. Under the Edree Executive Employment Agreement, Mr. Edree accepted his employment as Codere Online’s Chief Executive Officer and undertook to provide certain services under the supervision of the Parent Board and SEJO’s board of directors, on an exclusive dedication basis (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions), for an indefinite term in exchange for a fixed annual salary payable by SEJO of €250,000, plus (i) a variable annual compensation of up to €125,000, depending on the fulfillment of certain objectives each year, (ii) the right to participate in the LTIP, (iii) an annual housing allowance in the amount of €25,000 and (iv) the right to indemnification under Codere Online’s insurance for directors and senior managers from time to time. The Edree Executive Employment Agreement includes a non-compete provision during the term of the agreement and for 12 months thereafter (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions) and a non-solicit provision for 24 months after the term of the agreement. As consideration for the non-compete and non-solicit, Mr. Edree will be entitled to receive €250,000 upon termination of the agreement.

The members of the board of directors as of December 31, 2021 were as follows:

Name	Age	Title
Patrick Joseph Ramsey	48	Director and Chairman of the Board
Moshe Edree	55	Director and Managing Director
Oscar Iglesias	47	Director and Chief Financial Officer
Alejandro Rodino	48	Director
Laurent Teitgen	43	Director
Dr. Martin M. Werner	58	Director
Daniel Valdez	36	Director

The compensation to the members of the board of directors amounted to €15.7 thousand in 2021.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

15.	RISK MANAGEMENT POLICIES

●	Key Group Risk

The key risks to which the Group is exposed are related to the gambling sector. The gambling industry is closely regulated (those regulations extend to the gambling business itself and the gambling formats and channels permitted; management of the risks associated with gambling; gambling advertising; data protection; anti-money laundering; and anti-fraud, among others). Gambling operators are required to fulfil a number of technical and compliance-related obligations in order to operate under licenses that need to be renewed at certain intervals and/or are subject to ongoing oversight. The failure to comply with any of these regulations or requirements or the inability to renew our gambling licenses could have an adverse impact on our business. In addition, new regulations in the future could imply additional restrictions on already-regulated activities that could reduce the Group’s ability to offer products and services to its customers.

The industry is also exposed to the formulation of new and interpretation of existing gambling tax regulations in every market. Any increase in the gambling tax burden or changes in tax calculation methodologies could affect the viability of the Group’s business. The gambling industry is often in the spotlight and the public perception of what the Group does can also have an adverse impact on its performance. Moreover, regulatory changes in the various markets could pave the way for the entry of new competitors or new gambling formats that could have an adverse impact on the Group’s business. Lastly, the Group is and will remain exposed to inspections and/ lawsuits related with the above-mentioned tax regulations and compliance rules.

Elsewhere, the markets in which the Group does business expose it to political, macroeconomic and monetary risks that affect its international operations. The market conditions and social-economic variables in each of the Group’s markets affect its customers’ purchasing power and, by extension, its business performance. The Group is also affected by political and monetary risks (including exposure to currency devaluations and changes in company law in our operating markets).

The Group is exposed to risks deriving from its growth and financing strategies. Indeed, its indebtedness could curtail management of the business, whereas conditions in the capital markets or the undertaking of unprofitable investments could affect the Group’s performance. Moreover, financial market circumstances and the Group’s financial situation could affect the ability to secure the guarantees or sureties needed to operate most of the gambling licenses it manages in its various business markets.

In addition, the Group is exposed to the risk that its customers’ tastes and preferences could change, as well as the risk that technology could lead to alternative leisure pursuits options. It also faces risks deriving from supplier or competitor concentration in certain formats or products and the ability or inability of the former to create safe gambling products that are attractive to customers and comply with prevailing legislation in one or more markets. Lastly, the impact of technology developments on how the business and product are managed (digitalization and interconnection) implies risks with respect to the integrity of the Group’s IT systems and platforms which the Group needs to manage proactively in order to avoid potential contingencies. The Group’s financial systems currently rely significantly on human intervention. The Group is making an effort to reduce the level of human intervention in the related processes.

The Group is exposed to various financial market risks as a result of its ordinary business activities. The main market risks affecting the Group are the following:

●	Liquidity risk: The Group is exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense and investments) and its sources of financings (including revenues, divestments and credit lines from financial institutions and financial instruments from related parties (including capital contributions)).

●	Exchange rate risk: The Group is exposed to exchange rate risk because its functional currency is the euro, and the value of financial assets denominated in a currency that is different from the Group’s functional currency is subject to variations resulting from fluctuations in exchange rates.

●	Credit risk: The Group is exposed to the possibility of a counterparty to an agreement not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Liquidity risk

The Group’s general financial policy consists in managing the liquidity to ensure that the funds required for future obligations are available through cash from operations and, at times, financings from related parties or third parties.

Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency).

The Group actively manages exchange rate risks to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimizing the Group’s financial cost. In this way, it attempts to protect its solvency and financial results.

The following tables include the outstanding current asset and current liability balances in foreign currencies as of December 31, 2021 and 2020 in thousands of euros:

12/31/2021

	Current assets	Current liabilities
ILS	150	829
COP	1,337	2,427
MXN	1,734	6,699
GBP	-	1
ARS	290	1,444
USD	85,763	158
Total	89,274	11,558

12/31/2020

	Current assets	Current liabilities
ILS	351	292
COP	1,187	743
MXN	5,047	2,925
Total	6,585	3,960

The balances exposed to the exchange rate risk from Panama were not significant.

Sensitivity analysis

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2021	Income statement	Equity	Income statement	Equity
COP/EUR	4,509.0	109	-	(109)	-
MXN/EUR	23.0	496	-	(496)	-
GBP/EUR	0.8	0	-	(0)	-
USD/EUR	1.1	8,592	-	(8,592)	-
ARS/EUR	116.0	173	-	(173)	-
ILS/EUR	4.0	55	-	(55)	-

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2020	Income statement	Equity	Income statement	Equity
COP/EUR	4,212.0	(44)	-	44	-
MXN/EUR	24.5	(212)	-	212	-
ILS/EUR	3.9	(6)	-	6	-

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2019	Income statement	Equity	Income statement	Equity
COP/EUR	3,681.5	59	-	(59)	-
MXN/EUR	21.2	(11)	-	11	-
GBP/EUR	0.8	21	-	(21)	-
ILS/EUR	3.9	(1)	-	1	-

Credit risk

The Group’s main financial assets exposed to credit risk are trade receivables, current financial assets and other current assets.

Impairment provisions are determined on the basis of lifetime expected credit losses, including those expected at the individual level, using reasonable and supportable forward-looking information, based on the best information available at the date of authorizing the financial statements for issue. They are re-estimated at every reporting date on an individual basis, using the following criteria:

-	The age of the debt.

-	The existence of financial difficulties, including bankruptcy proceedings.

-	An analysis of the debtor’s ability to repay the loan.

As described in Note 3, the Group’s historical credit loss experience between Group’s entities is nil. The expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (“PD”) of Codere Group and a loss given at default (“LGD”) of 100%.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

16.	COMMITMENTS AND CONTINGENCIES

The Group is faced with certain contingencies, from time to time, involving litigation, claims, assessments or compliance. Such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact the Group’s financial condition or results of operations. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. While the Group maintains insurance coverage that the Group believes is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. The current liability for the estimated losses associated with these proceedings is not material to the consolidated and combined financial condition and those estimated losses are not expected to have a material impact on the Group’s results of operations.

Masampe Allegations

As first reported in the Codere Group’s Earnings Results presentation filed by the Company with the SEC on November 12, 2021, the Group was made aware that Masampe S.L., José Antonio Martínez Sampedro, Luis Javier Martínez Sampedro and Encarnación Martínez Sampedro filed a criminal complaint with the Audiencia Nacional (a Spanish federal court) in July 2021 (as amended in September 2021), which was dismissed by the court due to a lack of jurisdiction. The plaintiffs appealed the decision in November 2021, which appeal was subsequently dismissed by the court. On December 21, 2021, the plaintiffs filed a second appeal against the court’s decision to dismiss the appeal, which second appeal was dismissed by the court on February 3, 2022. Based on the information currently available to the Group, the Group understands that the complaint: (i) makes allegations against certain directors, managers and shareholders of Codere Group, and certain of their respective affiliates and related parties for embezzlement and scheming to alter the price of things, including shares of Codere Group, breach of information rights, passing abusive resolutions, insolvency offences and unfair administration, and (ii) was amended in September 2021 to extend certain allegations of money laundering, payments to and from tax havens, breach of data protection rules and disclosure of secrets in relation to Codere Group’s online business (which may refer to the Group), and certain irregularities in the hiring process of certain of its executives, against Novelly (as defined in Note 14), Moshe Edree, M&G Plc and several other related entities.

CODERE ONLINE LUXEMBOURG, S.A.
(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT
FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020 AND
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(Thousands of Euros)

17.	EVENTS AFTER THE REPORTING DATE

Management Incentive Plan

On February 2, 2022, the Parent Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Parent Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and Parent Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of Parent and the Remunerated Directors and may include certain employees and independent contractors providing services to Codere Online. The beneficiaries will be proposed by the Chief Executive Officer of Parent and will be subject to approval by the Parent Board. Upon approval by the Parent Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent’s equity value. The share options will have an exercise price of $10.00 per Ordinary Share, subject to certain anti-dilution protections, and will be exercisable at the option of the beneficiary on a cash or cashless basis (subject to Parent’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and will not be transferable by the beneficiary at any time. The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023. The deferred payments will be paid at Parent’s option in cash or Ordinary Shares, will be calculated based on the operating and financial performance of Codere Online and will be payable after the end of the vesting period of the LTIP, subject to certain exceptions and acceleration events.

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Parent Shareholders. Such limit will be increased by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

The incentives granted to the beneficiaries under the LTIP will be subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Except in the case of a termination for gross misconduct, fraud or gross negligence, in which case the relevant beneficiary would forfeit all rights to both vested and unvested compensation under the LTIP, beneficiaries that cease to be employed by Codere Online or to provide services to Codere Online, as applicable, will retain all vested compensation up to the date of any such resignation or termination. Awards are subject to recovery by Codere Online under certain events, including as a result of a breach of the post-contractual non-compete or non-solicit or pursuant to applicable laws and regulations. Except as prohibited by applicable laws, the company may extend loans to beneficiaries to pay certain taxes due in connection with compensation under the LTIP.

The LTIP will be subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to this annual report.