Form 20-F
period 2022-12-31
Codere Online Luxembourg, S.A.
filed 2023-04-28
CIK 1866782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Amendments” means Law 11/2021, which amended section (c), paragraph 2 of Article 13 of the Spanish Gaming Law.

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

“Annual Financial Statements” means the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021 and the audited combined carve-out financial statements of the Codere Online Business for the year ended December 31, 2020, prepared in accordance with IFRS, as adopted by the International Accounting Standards Board, and the accompanying notes.

“Argentina Restructuring Agreement” refers to the agreement entered into between Iberargen, S.A. a subsidiary of the Codere Group, and SEJO on November 15, 2021, as amended on November 30, 2021 and as further amended on March 28, 2022 to include Codere Argentina as a party thereto. See Item 7.B. “Related Party Transactions—Material Agreements—Argentina Restructuring Agreement.”

“Average monthly active players” means average monthly real money (i.e., excludes free bets) sports betting and casino active players. Figures may change from prior reporting, which only included real money sports betting.

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

“CDON Licenses” means the following online licenses granted by the DGOJ to CDON: (A) three (3) general licenses for a ten (10) year term which were extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (granted until July 30, 2025), (ii) roulette (extended until June 22, 2025), (iii) black jack (extended until June 22, 2025), (iv) sports betting (granted until April 28, 2025), (v) horse betting (granted until April 28, 2024) and (vi) other bets (granted until April 28, 2025).

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

“Codere Online,” the “Company,” “we,” “our” and “us” refer to Parent and its subsidiaries, including the Codere Online Business contributed to Parent, or in respect of which Restructuring Agreements were entered into, in connection with the consummation of the Business Combination, unless the context otherwise requires.

“Codere Online Business” means the entities and/or businesses of the Codere Group focused on online gambling and other online services in Spain, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Malta and Argentina, which were either transferred to Parent at the time of the Exchange or in respect of which Restructuring Agreements were entered into.

“Codere Online Panama” means Operating Management Services Panama, S.A. (formerly Codere Online Panama, S.A.), a subsidiary of Codere Online incorporated in Panama.

“Colombia License” means license C1470, which allows for the operation of online gaming, originally granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A., a subsidiary of the Codere Group. The Colombia License was transferred to Codere Online Colombia S.A.S., a subsidiary of Codere Online. The license was originally granted for a term of five (5) years until November 15, 2022 and was subsequently renewed until November 14, 2025 pursuant to contract C1901.

“Colombia Restructuring Agreements” refers to the sale and transfer agreement, the joint accounts agreement (contrato de cuentas en participación) and the license assignment agreement entered into among Codere Colombia, S.A., a subsidiary of the Codere Group, and Codere Online Colombia S.A.S., a subsidiary of Codere Online, on November 15, 2021, in each case as amended on November 30, 2021. See Item 7.B. “Related Party Transactions—Material Agreements—Colombia Restructuring Agreements.”

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

“Italy License” means Remote Gaming License no. 15411 granted to Codere Scommese S.r.l. on October 7, 2019, which expired on December 31, 2022. On December 30, 2022, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy.

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

“MG FPA Amendment” means Amendment No. 1 to the original MG Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 and MG.

“Nasdaq” means The Nasdaq Stock Market LLC.

“net gaming revenue” means all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets, subject to certain adjustments. See Item 5.A “Operating Results—Non-GAAP Financial Data” for reconciliations of net gaming revenue to revenue.

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

“Platform and Technology Services Agreement” means the Platform and Technology Services Agreement, effective January 1, 2021, by and among Codere Newco, OMSE and Codere Apuestas España, S.L.U., as amended on March 1, 2022 and September 2, 2022 and as further amended from time to time, for the provision of platform and technology services by Codere Newco and Codere Apuestas España, S.L.U. to OMSE’s online casino and sports betting business. See Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

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

“Spanish Gaming Law” means Spanish Law 13/2011, of May 27, on gaming regulation, as amended.

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

“Subscription Agreements” means the DD3 Capital Subscription Agreement and the Larrain Subscription Agreement.

“Supporting Entities” means OMSE, Codere Israel Marketing Support Services LTD, Parent, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2020 and 2020 are references to the fiscal year ended December 31, 2020, references to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, and references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022.

Preparation of the Annual Financial Statements

Parent was incorporated on June 4, 2021 and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Parent’s only activities until then were organizational activities and those necessary to prepare for the Business Combination. As Parent was incorporated on June 4, 2021, it is not accounted for in the audited combined carve-out financial statements of the Codere Online Business for the year ended December 31, 2020.

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

The AenP Agreement in Mexico was entered into in June 2021 and is accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021. Codere Online Panama and Codere Online Colombia S.A.S. were incorporated by Codere Online in Panama and Colombia, respectively, during 2021. Both are wholly-owned subsidiaries of Codere Online and are accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021. Codere Online Argentina, S.A. was incorporated in July, 2022 and is accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the year ended December 31, 2022.

The financial statements for the year ended December 31, 2020 were combined carve-out financial statements. They were considered “combined” financial statements because they presented the combined financial results of the Codere Group’s online gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities prior to the Restructuring. They were considered “carve-out” financial statements because certain Codere Group entities had both retail and online businesses, and the online business of such entities was carved out from the retail business to be presented in the relevant financial statements.

The financial statements as of and for the years ended December 31, 2022 and 2021 are consolidated carve-out financial statements. They are considered “consolidated” financial statements because Parent controlled the relevant entities that comprise the Codere Online Business as of December 31, 2022 and 2021, except in Argentina, where Codere Online Argentina, S.A., a subsidiary of Codere Online, was not incorporated and registered until July 18, 2022. They are considered “carve-out” financial statements because the 2022 and 2021 income statements and statements of cash flows include carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly owned subsidiaries of SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”, and except for the online business operations carved out from Iberargen, S.A. and presented in the relevant financial statements of Codere Group until the incorporation and registration of Codere Online Argentina, S.A. on July 18, 2022.

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

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of Parent in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Group, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of Parent in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements.

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

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include:

●	Codere Online’s ability to continue as a going concern;

●	changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information;

●	the impacts and ongoing uncertainties created by the COVID-19 pandemic, regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war;

●	the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities;

●	Codere Online’s expansion into new markets and geographies and the disposition, wind-down, liquidation or transformation of Codere Online’s operations in any of the geographies where it operates from time to time;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates;

●	the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so;

●	the risk that Codere Online may never achieve or sustain profitability;

●	the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that Codere Online experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations;

●	the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all;

●	the risk that Codere Online is unable to secure or protect its intellectual property;

●	the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors; and

●	other risks and uncertainties described in this annual report, including those under Item 3.D. “Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risk Factor Summary

Set forth below is a summary of some of the principal risks we face:

Risks Related to Codere Online

●	Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses at least through 2023.

●	Codere Online’s future performance may be significantly different from any prospective financial information published by Codere Online.

●	There has been expressed substantial doubt about Codere Online’s ability to continue as a going concern.

●	Codere Online will continue to incur increased costs as a result of operating as a public company and its management will devote substantial time to new compliance initiatives.

●	The online gaming industry is subject to extensive regulation, including applicable direct and indirect taxation and anti-corruption, anti-money laundering, economic sanctions and data protection and consumer data regulation, and the failure to comply with such regulation could have a material adverse impact on Codere Online’s business, results of operations and financial condition.

●	Codere Online relies on licenses to conduct its operations, and the failure to renew existing licenses or obtain new licenses or the termination of such licenses could have a material adverse effect on its business.

●	Codere Online has international business operations, including in emerging countries in Latin America, which subjects Codere Online to additional costs and risks.

●	Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all.

●	Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand. Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group.

●	The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online.

●	Codere Online is dependent on Codere Newco and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs.

●	Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

●	Codere Online relies on third-party providers to validate the identity and location of its users, and if such providers fail to accurately confirm user information, Codere Online’s business, results of operations and financial condition could be adversely affected.

●	Negative perceptions and negative publicity surrounding the gaming industry could damage Codere Online’s reputation or lead to increased regulation or taxation.

●	Codere Online may fail to detect money laundering or fraudulent activities by its customers or third parties and may be vulnerable to player fraud.

●	Codere Online depends on the skill and experience of its management and key personnel. The loss of managers or key and highly qualified personnel, or an inability to attract such personnel, could adversely impact Codere Online’s business.

Risks Related to the Financial Information and this Annual Report

●	Parent has identified material weaknesses in its internal control over financial reporting. Failure to remediate these material weaknesses or additional material weaknesses in the future or otherwise failure to maintain an effective system of disclosure controls and procedures may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants.

●	The Annual Financial Statements are not necessarily indicative of the results of operations and financial position of Codere Online.

Risks Related to the Business Combination

●	The Parent Warrants are accounted for as liabilities under IFRS and the changes in value of the Parent Warrants could have a material effect on Parent’s financial results.

●	Material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements. These material weaknesses or any additional material weaknesses that may be identified in the future could adversely affect the reliability of DD3’s previously issued financial statements.

●	Parent may face litigation and other risks as a result of the material weaknesses in Parent’s and DD3’s internal control over financial reporting and certain other accounting matters.

Other Risk Factors

●	Parent is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Parent’s interests or the interests of other shareholders.

●	A market for the Ordinary Shares and the Parent Warrants may not develop and the market price of such securities may be volatile.

●	There can be no assurance that the Parent Warrants will be in the money at any time prior to their expiration and they may expire worthless.

●	As long as Parent is a foreign private issuer, Parent is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Parent’s securities.

Risks Related to Codere Online

Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses at least through 2023.

Codere Online has not produced a net profit in any of the periods covered by the Annual Financial Statements and may not produce a net profit in the near future, or at all. Codere Online has incurred losses in the operation of its business driven primarily by its operating expenses, including, among others, marketing and technology platform expenses, since its inception. Codere Online anticipates that its expenses will remain high and that it will continue to incur losses at least through 2023. If Codere Online fails to be commercially successful and realize sufficient revenues, its revenues grow slower than anticipated, or if operating expenses exceed Codere Online’s expectations, then Codere Online may not be able to achieve and sustain profitability in the near future or at all, which could materially and adversely affect its business, results of operations and financial condition.

Codere Online expects the rate at which it will incur losses to be lower in future periods as it, among other things, reduces its sales and marketing activities and other operating expenses. However, Codere Online may find that these efforts are insufficient and that they do not result in the expected loss reduction or otherwise materially and adversely affect its business, results of operations and financial condition.

Codere Online’s future performance may be significantly different from any prospective financial information published by Codere Online.

Parent has made certain prospective financial information public. Such information included Codere Online’s estimated potential net gaming revenue for its core markets for certain periods. Such information was prepared in good faith by Codere Online’s management based on certain estimates and assumptions at the time the prospective financial information was prepared. However, Codere Online’s future performance may be significantly different from such information.

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

Unfavorable changes in any of these or other factors, many of which are beyond Codere Online’s control, could materially and adversely affect its business, results of operations and financial condition and cause Codere Online’s future performance to further depart from the prospective financial information made public by Parent.

Codere Online has limited experience operating as an independent company.

Parent was incorporated on June 4, 2021 in connection with the spin-off of the online casino and online sports betting businesses of the Codere Group, and Codere Online has limited experience operating as an independent company. As Codere Online transitioned from being fully integrated in the Codere Group to operating as a separate company in late 2021, it is difficult to forecast Codere Online’s future results, and Codere Online has limited insight into trends that may emerge and affect its business. The costs and timelines estimated by Codere Online to reach full-scale commercial operation are subject to inherent risks and uncertainties, including those involved in connection with the transition to an independent company. There can be no assurance that Codere Online’s estimates related to the costs and steps necessary to operate independently will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. Codere Online cannot guarantee that it or its partners will be able to develop and sustain the operating and administrative capabilities required to enable Codere Online to operate as an independent company, as well as to successfully maintain and expand its current operations.

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

Codere Online has a limited operating history in many of the online casino and online sports betting markets in which it operates, which are continuously evolving. Codere Online has been operating in Mexico since 2016, in Panama since 2018, in Colombia since 2019 and in Argentina since December 2021. Additionally, Codere Online operated in Italy between 2019 and 2022. Part of Codere Online’s experience in these countries relates to a period in which the COVID-19 pandemic had a significant impact on economic, political and social conditions and such conditions may not be representative of future conditions. Moreover, it is possible that Codere Online’s estimates of the total addressable market (“TAM”) opportunities in its core and expansion markets are based on certain assumptions which may prove to be incorrect. For example, TAM estimates for certain Latin American markets are based in part on gambling expenditure data of selected representative markets (United Kingdom, Australia, New Jersey and Spain) (source: H2 Gambling Capital) and adjusted based on relative macroeconomic data (GDP per capita, internet connectivity and gambling expenditure as a percentage of GDP), and this information may not be comparable, may overstate the TAM for Latin America and may not reflect the most recent macroeconomic and political developments in each of the regions. Furthermore, Codere Online’s expected expansion markets (Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (beyond the City of Buenos Aires, where it started operating in December 2021)), may not open up through new regulatory frameworks and licensing regimes. Codere Online’s limited operating history in many of the online casino and online sports betting markets in which it operates may hinder its ability to successfully meet its objectives and make it difficult for potential investors to evaluate its business or prospective operations. As a consequence, it is difficult to forecast Codere Online’s future results based upon its historical data.

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

In addition, changes in existing laws or regulations, or changes in their interpretation, including laws or regulations with a direct impact on the gaming industry, such as laws or regulations that prohibit money laundering and financing of terrorist and other unlawful financial activities, could impact Codere Online’s profitability and restrict its ability to operate its business. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance (ESG) matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations.

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

For example, in Spain, online operators must pay a 20% tax on gross gaming revenue in addition to corporate income tax. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it. While there is a strict over-18s gambling policy, the Spanish government has taken several measures to reduce gaming advertising and exposure of online gaming to minors. Royal Decree 958/2020, of November 3, on the Commercial Communications of Gambling Activities, forbids gambling companies from appearing on uniform shirts of football clubs and sponsoring their stadium names. These restrictions have had a significant impact on the RM Sponsorship Agreement in Spain. On November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. In addition, advertising on television and on the Internet has been restricted to a four-hour window from 1 a.m. to 5 a.m. Furthermore, advertising on the internet must be done through the websites of the gaming operators. The Royal Decree also provides that bonus offers and promotions can only be marketed to existing players, as opposed to new players, among other significant advertising restrictions. In addition, in November 2022, Law 23/2022 was passed and amended the Spanish Gaming Law setting forth new advertising restrictions, limiting advertising during certain hours of the day and the issuance of welcome bonuses. Law 23/2022 also requires that commercial activity, including marketing, from gambling operators comply with certain principles of corporate social responsibility.

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

In Spain, CDON received several informal communications from the DGOJ, the Spanish gaming regulator, as part of its day-to-day monitoring actions on potential issues related to the reporting/operation of the licensed activities in Spain. Although this type of communication is not considered as binding, the DGOJ typically expects responses from the companies within a reasonable term. In several instances, CDON did not respond within the term. While CDON considers that the risks associated with its late response to the DGOJ’s informal communications are currently low, the DGOJ may initiate investigations or sanctions or enforcement proceedings in connection with such informal communications, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Further, CDON has received and in the future may receive sanctions from the DGOJ and other authorities in connection with infringements of gaming regulations, which could individually or in the aggregate result in the imposition of civil and administrative penalties on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition. See “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

In Mexico, LIFO self-reported to the Mexican tax authorities (“SAT”) 125 transactions between January 1, 2021 and August 31, 2021, within their respective statutory 30-day remedy period, involving player deposits that exceeded the required reporting thresholds and had not been duly reported under currently applicable Mexican anti-money laundering legislation. In addition, on September 8, 2021, LIFO self-reported to the SAT 264 additional transactions which had not been duly reported and were reported outside the statutory 30-day remedy period. Codere Online believes that this self-reporting may mitigate both the risk of being sanctioned and, if applicable, the amount of any sanction fees imposed. However there is a risk that, in addition to any economic sanctions imposed by the SAT, which could be material, the Mexican gaming regulator (SEGOB, as defined below) could impose additional sanctions on LIFO during the 5-year period following the sanction by the SAT, including a potential revocation of the LIFO License. There is also a risk that, because this self-reporting option can only be invoked once and LIFO already self-reported certain transactions outside the statutory remedy period in the past, SAT may determine that LIFO may not use this compliance through self-reporting option for the 264 additional self-reported transactions, and LIFO may be deemed a “repeat offender”. If LIFO is considered a “repeat offender” for such reason or because, following the self-reporting of the 264 additional transactions, LIFO commits a similar or otherwise qualifying infraction within two (2) years, SEGOB could impose additional or more severe sanctions on LIFO including a potential revocation of the LIFO License. Although Codere Online has designed and implemented a risk-mitigation action plan in Mexico to address these risks and to ensure all transactions are duly and timely reported in the future, if LIFO is deemed an offender or a “repeat offender”, significant economic sanctions could be imposed on LIFO and/or the LIFO License could be revoked, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

In February 2022, Codere Online was informed that the Maltese Business Registry was in the process of conducting a routine legal and administrative audit of ONOL, and it formally requested certain information with respect to ONOL. Codere Online responded to the request and the inspection was passed. As of today, no further communications regarding this issue have been sent to Codere Online by the Maltese Business Registry.

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

The transfer of the relevant licenses in Colombia, Panama and the City of Buenos Aires (Argentina) could not be completed by the time the Business Combination was consummated. While the transfer of the Colombia License was approved by the local regulator on July 1, 2022, there is no assurance that the transfer of the relevant licenses in Panama and the City of Buenos Aires (Argentina) will ever be completed. Parent, through one or more of its subsidiaries, has entered a Restructuring Agreement with the relevant Codere Group entity holding the online license in each such jurisdiction to regulate, among other matters, the commercial exploitation of such licenses. However, until such time as the transfer of the licenses in Panama and the City of Buenos Aires (Argentina) is completed, Codere Online will be dependent on, among other factors outside of Codere Online’s control, the licensee’s good standing and maintenance of its license and Codere Online will face similar risks to those faced with respect to LIFO in Mexico, as described in the immediately succeeding paragraph. For additional information on the Restructuring Agreements, see Item 7.B. “Related Party Transactions—Material Agreements.”

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

Further, gaming authorities may deny, revoke, suspend or refuse to renew any of Codere Online’s licenses (references in this annual report to Codere Online’s licenses shall be deemed to include the licenses owned by the Codere Group entities in Mexico, Panama and the City of Buenos Aires (Argentina) referred to above) and impose fines or seize assets if Codere Online or its partners, licensees or clients were found to be in violation of any relevant regulations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. See “—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.”

Codere Online may also have difficulty or face uncertainty in renewing its existing licenses or obtaining new ones, especially if the relevant regulations are unclear or change, or if new regulations are enacted. Codere Online intends to obtain new licenses and renew two of its licenses in the next three years and it cannot assure that any of its licenses will be obtained or renewed, as applicable, or that they will be obtained or renewed on satisfactory terms or on a timely basis. Applications for new licenses and renewals of Codere Online’s licenses, if approved, may be subject to certain delays, upfront application or renewal fees, canon tax surcharges or changes to national and regional regulations of the online gaming industry. Additional changes may occur in the future that may have an impact on Codere Online’s ability to obtain or renew its licenses, such as changes in the license granting process (such as an open bidding process). Changes in national and regional authorities may also impact Codere Online’s license obtainment or renewal processes, which may be subject to change from time to time. Consequently, there can be no assurance that Codere Online will be successful in obtaining new operating licenses or renewing its operating licenses, or that new potential economic terms of such new licenses or renewals will be reasonable or attractive to Codere Online, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

In Spain, online gaming is regulated at a state level and any operator who wants to operate online gaming in more than one region (Comunidad Autónoma) requires the DGOJ, the Spanish gaming regulator, to grant a general state license. Retail-based gaming activities are regulated on a regional (Comunidad Autónoma) basis. Under the Spanish sanctioning procedural law, a very serious (“muy grave”) infringement could result in severe penalties, including revocation of licenses if such infringement involves egregious conduct and results in material adverse consequences and major damages to the market or players. Additionally, pursuant to the Spanish Gaming Law, a serious (“grave”) infringement could be qualified as very serious (“muy grave”) by the DGOJ if, within the two (2) years preceding the relevant sanction, the offender committed two (2) serious (“grave”) infringements that are declared final or firm.

CDON has received and in the future may receive sanctions from the DGOJ and other authorities in connection with infringements of gaming regulations. On September 24, 2021, CDON received a notification of a sanctions proceeding initiated by the DGOJ in connection with a serious (“grave”) infringement of gaming regulations for the failure to prevent the online gaming activities of at least one individual who was listed in the Spanish general register of gaming access bans. On October 7, 2021, Codere Online paid approximately €92 thousand in penalties. Additionally, on December 20, 2021, the DGOJ notified CDON of an additional sanctions proceeding in connection with certain marketing activities that constituted a serious (“grave”) infringement of gaming regulations. On December 29, 2021, Codere Online paid approximately €6 thousand in penalties. Further, on April 26, 2023, CDON received an informal communication from the DGOJ as part of its day-to-day monitoring actions requesting information on an alleged infringement of gaming regulations for the failure to prevent, for a term of 24 hours, the online gaming activities of one individual who was listed in the Spanish general register of gaming access bans. CDON is currently in the process of preparing a response to the DGOJ. After reviewing our response, the DGOJ could terminate the investigation without imposing any sanctions on CDON if the DGOJ is satisfied with our explanations. Otherwise, the DGOJ could initiate enforcement proceedings for a breach of the Spanish Gaming Law. The failure to prevent the online gaming activities of individuals listed in the Spanish general register of gaming access bans is considered a serious (“grave”) infringement and could result in cash fines of up to €1 million.

Failure to obtain new licenses, or maintain and renew existing licenses as a result of the sanctions framework under the Spanish Gaming Law or otherwise, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

The actual and perceived integrity and security of an online gaming operation is critical to attracting gaming customers as Codere Online’s reputation depends to a large extent on the trust it is able to generate among its customers and other stakeholders. Codere Online collects information relating to its customers and potential customers for various business purposes, including regulatory, marketing and promotional purposes. The collection and use of personal data are governed by privacy laws and other regulations enacted in the various jurisdictions in which Codere Online operates. The large amount of information and data that is processed throughout Codere Online increases the challenges of complying with data protection and privacy regulations. Compliance with applicable privacy regulations may increase Codere Online’s operating costs and/or adversely impact its ability to market its products and services to its customers. Any failure or perceived failure by Codere Online to comply with applicable laws or satisfactorily protect personal information could result in governmental enforcement actions, litigation, or negative publicity, any of which could inhibit Codere Online’s ability to grow its business. Moreover, there is a risk that measures adopted in response to these regulations may restrict Codere Online’s marketing activities and innovation. Conversely, Codere Online’s marketing activities and its efforts to promote innovation may result in increased compliance risks and costs.

Data privacy protection requires careful design of Codere Online’s actions and services, as well as strong internal procedures and rules that are compliant with regulatory frameworks in each of the jurisdictions where Codere Online operates, as such frameworks may change from time to time, all of which entails compliance risk. Codere Online could suffer implementation delays, poor execution or breaches of applicable data protection and privacy regulations in any of the jurisdictions in which it operates. In addition, privacy regulations continue to evolve, as a result, implementation standards and enforcement practices are likely to continue evolving for the foreseeable future. Due to the uncertainty and potentially conflicting interpretations of these laws, it is possible that such laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Codere Online’s practices.

In several jurisdictions, including Mexico and Spain, Codere Online has an obligation to report certain information to tax authorities regarding customer prizes or wagered amounts above certain amounts. In addition, in Spain, Codere Online is subject to Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“General Data Protection Regulation” or “GDPR”). Codere Online is also subject to national laws adopting the GDPR and to national data protection and privacy laws applicable in non-EU member states. The GDPR contains, among other things, high accountability standards that Codere Online must comply with such as, among others, strict requirements for providing information notices to individuals, rules on international data transfers and outsourcing, mandatory data protection impact assessments of certain processing operations, maintenance of an internal data processing register, restrictions on the collection and use of sensitive personal data and mandatory notification of data security breaches. The GDPR imposes administrative fines for data protection compliance violations of up to the greater of €20 million or 4% of the company’s global annual turnover.

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

Notwithstanding its efforts, Codere Online is exposed to the risk that data could be misappropriated, lost or disclosed, or processed in breach of data protection regulations, by it or on its behalf, including by any of Codere Online’s services providers under the Platform and Technology Services Agreement and the Sponsorship and Services Agreement and other parties with which Codere Online has commercial relations. Such service providers and third parties may store or have access to Codere Online’s data and may not have effective controls, processes or practices to protect Codere Online’s information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyberattacks or other disruptions to or breaches of information security. See “—Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.” Additionally, certain Codere Online’s employees work remotely from time to time, based on a hybrid work model, which creates a heightened risk that data could be misappropriated, lost or disclosed, or processed in breach of data protection regulations or cyberattacks or other disruptions to or breaches of our information technology systems.

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

The COVID-19 pandemic resulted in, among other things, the suspension, shortening, delay or cancellation of sporting events and sports leagues which may occur again in the future and, as it happened in the past, Codere Online may not have an attractive and interesting online sports betting offer to sustain sufficient interest in its online sports betting products. Furthermore, shortened seasons for sports leagues may result in a smaller amount of wagers on sporting events throughout the course of each sport’s season. On the other hand, closures or capacity limitations at gaming halls and other similar establishments, lockdowns and other measures imposed in light of the COVID-19 pandemic have resulted in a significant increase in the level of activity for online casinos. As the threat of the COVID-19 pandemic diminishes, and retail establishments are progressively able to return to operations at or near pre-pandemic levels, Codere Online will face increased competition from such retail operators. More generally, as other forms of entertainment that were unavailable, or available on a limited basis, during the COVID-19 pandemic are able to resume their full operations, Codere Online will face increased competition for consumers’ discretionary time and income from many more forms of entertainment that were unavailable, or available on a limited basis, during the COVID-19 pandemic. As a result, Codere Online’s business, results of operations and financial condition could be adversely affected.

Codere Online’s business may be negatively impacted by volatility and other economic, market and political conditions in the markets in which it operates and in the locations in which its customers reside.

Codere Online currently operates in Spain, Mexico, Colombia, Panama and Argentina. In the year ended December 31, 2022, Codere Online derived €60.0 million (or 51.9%) of its revenue from Spain, €45.5 million (or 39.3%) from Mexico and €7.0 million (or 6.1%) from Colombia. In the year ended December 31, 2021, Codere Online derived €49.8 million (or 62.0%) of its revenue from Spain, €24.9 million (or 31.0%) from Mexico and €4.0 million (or 5.0%) from Colombia. In the year ended December 31, 2020, Codere Online derived €48.3 million (or 68.5%) of its revenue from Spain, €18.4 million (or 26.1%) from Mexico and €2.4 million (or 4.7%) from Colombia.

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

As of the date of this annual report, Codere Online is particularly exposed to economic, market and political conditions in Spain. After a protracted period of political uncertainty, a new coalition government was formed in January 2020 with support from certain regional parties. Political conditions under this government have been, and could continue to be, uncertain (particularly with respect to its negative stance against the gaming industry), given differences in the coalition parties’ political agendas and those of the various other parties whose support is needed to reach majorities in congress. In addition, economic indicators could deteriorate further due to specific policies, resulting in higher fiscal pressure, higher levels of public debt, higher unemployment, higher deficits and political events that could generate economic volatility and political uncertainty, reducing demand for Codere Online’s products and negatively affecting its business.

In addition to the significant macroeconomic challenges posed by the COVID-19 pandemic (see “—An outbreak of disease or similar public health threat could have a material adverse impact on Codere Online’s business, results of operations and financial condition”), Codere Online could experience negative impacts to its business, results of operations and financial condition as a result of geopolitical and other challenges and uncertainties globally. Currently, the world economy is facing several exceptional challenges, including declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and interest rates and uncertainty about economic stability. Additionally, Russia’s ongoing invasion of Ukraine, the largest military attack on a European state since World War II, has caused, and may continue to cause, significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The impact of sanctions and export controls that are being imposed or threatened against Russia and Russian interests, as well as potential responses to them by Russia, could significantly and adversely affect Codere Online’s business, financial condition and results of operations, even though Codere Online’s direct exposure to Ukraine and Russia is limited. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the rise of populism and tensions in the Middle East. Growing tensions may lead, among others, to a fragmentation and nationalization of the world economy, an increase in protectionism or barriers to immigration and foreign activity, a general reduction of international transactions and trade in goods and services and a reduction in the integration of financial markets, as well as the rise in frequency and sophistication of cyberattacks and a general loss of confidence in online transactions, any of which could materially and adversely affect Codere Online’s business, results of operations and financial condition.

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

Codere Online’s functional currency is the euro. Fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso, could affect not only the economies of the relevant regions but also Codere Online’s business, results of operations and financial condition. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. Codere Online is therefore exposed to the risks associated with the fluctuation of these currencies relative to the euro. See Note 15 to the Annual Financial Statements and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s audited consolidated and combined carve-out balance sheet and statement income/(loss) as of and for the years ended December 31, 2022, 2021 and 2020.

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

Codere Online intends to leverage its operations in Spain and Mexico to expand its business in certain high-growth core Latin American markets (Colombia, Panama and the City of Buenos Aires), enter into new Latin American markets once they become regulated (Brazil, Chile, Peru, Puerto Rico, Uruguay and other regions of Argentina), and explore options to access the large Hispanic market in the Unites States. As part of such expansion, Codere Online may make selective strategic investments, such as in strategic partnerships and acquisitions in the online gaming industry. Growth can place significant strain on Codere Online’s management resources and financial and accounting control systems as it requires that management identify and execute upon appropriate investments and subsequently integrate, train and manage increased numbers of employees. Codere Online may not be able to implement and enhance effectively the operations, infrastructure, systems and processes required to undertake growth. Further, Codere Online may not be able to attract, integrate, train, motivate or retain additional highly-qualified personnel. Unprofitable investments or expansions or an inability to integrate or manage new investments or expansions could adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all. This could hamper Codere Online’s growth and adversely affect its business.

Although Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations, Codere Online intends to continue making significant investments to support its business operations and growth, including its expansion into new markets. Codere Online may require additional funds to respond to business challenges, including the need to develop new product offerings and features, enhance its existing platform, improve its operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, Codere Online may need to engage in equity or debt financings to secure additional funds. There is no assurance that, in the absence of additional funds, the Company will meet its future goals and priorities.

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

In particular, any adverse change in the Codere Group’s reputation could, in turn, adversely affect Codere Online’s reputation. The Codere Group’s inability to maintain, enhance or strengthen the “Codere” brand, or any actions by any member of the Codere Group or any of its employees that may negatively affect the “Codere” brand or Codere Online’s reputation, could have a material adverse effect on Codere Online’s business, results of operations and financial condition. For example, the Codere Group has undergone several significant financial restructurings of its liabilities in recent years and launched a new financial restructuring process in 2023, which may adversely impact the reputation of the Codere Group and, as a result, adversely affect Codere Online’s reputation and the “Codere” brand. See “—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online.”

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

Furthermore, due to the existing relationship between Codere Online and the Codere Group, any actual or alleged actions undertaken, or failed to be undertaken, by members of the Codere Group or any of its employees that may affect the “Codere” brand, their licenses, their relationship with governments or regulators, their customers or otherwise affect their reputation, could materially and adversely affect Codere Online’s business, results of operations and financial condition. See also “—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online”, “—Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand” and, with respect to how actions of members of the Codere Group could affect Codere Online’s licenses, “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online.

The Codere Group completed a significant financial restructuring of its liabilities in 2021 (the “2021 Restructuring”). As part of the 2021 Restructuring, the Codere Group’s business was transferred from Codere, S.A., the former Spanish-based parent company of the Codere Group, to a new Luxembourg-based holding company structure, Codere New Topco S.A., which became majority owned by certain of Codere Group’s bondholders, who became equityholders of the business. Following shareholder approval in its extraordinary general shareholders’ meeting held on December 10, 2021, Codere, S.A. launched its liquidation process and requested the CNMV, the Spanish Stock Market Regulator, to suspend and delist its shares from the Spanish Stock Exchanges. Codere, S.A.’s shares were suspended from trading after market close on December 17, 2021 and became delisted after market close on May 6, 2022. The composition of Codere New Topco S.A.’s board of directors changed significantly from the composition of Codere, S.A.’s board of directors. The 2021 Restructuring process also led to changes in the governing bodies of the entities of the Codere Group, including Codere Newco’s board of directors.

On March 29, 2023, the Codere Group announced a further financial restructuring process (the “2023 Proposed Restructuring”). As part of the 2023 Proposed Restructuring, the Codere Group has entered into a lock-up agreement with a group of its bondholders which provides for a standstill period that is designed to enable the Codere Group to implement a further restructuring of its liabilities. As reported by the Codere Group on April 19, 2023, the Codere Group obtained shareholder approval and received significant positive engagement from noteholders in connection with the 2023 Proposed Restructuring. The Codere Group is in the process of preparing the relevant documentation for the purposes of implementing the 2023 Proposed Restructuring by no later than the end of the second quarter of 2023. The structure of the restructuring is expected to include the provision of €100 million in new money and the amendment of certain maturities, coupon amounts and composition, seniority and other terms of the Codere Group’s existing liabilities.

Given the current lack of visibility about the potential outcome of the 2023 Proposed Restructuring, without which the Codere Group would likely face significant liquidity tensions and potentially default on its debt and other obligations, the audit report issued by the Codere Group’s independent auditors on the Codere Group’s financial statements as of and for the year ended December 31, 2022 contains an explanatory paragraph describing conditions that raise material uncertainty regarding the Codere Group’s ability to continue as a going concern as of December 31, 2022.

Codere Online is dependent on the Codere Group for the use of the Codere brand, certain gaming licenses and certain services. The Codere Group’s ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business) may be affected as a result of changes in Codere Group’s management, business priorities and strategy, or if the Codere Group enters into (or fails to enter into) further corporate reorganizations or restructurings, including the 2023 Proposed Restructuring, or if the Codere Group fails to meet its liquidity needs, its operations are interrupted or intervened or otherwise. Beyond the services provided, an event of insolvency by the Codere Group may constitute a breach of certain of Codere Online’s licenses and result in their revocation. See “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.” Moreover, any of the foregoing events may adversely impact the reputation of the Codere Group and, as a result, adversely affect Codere Online’s reputation and the “Codere” brand, or otherwise adversely affect Codere Online’s business, results of operations and financial condition.

The Annual Financial Statements have been prepared assuming that Codere Online will continue as a going concern.

Codere Online is dependent on the Codere Group for the use of the Codere brand, certain gaming licenses and certain services. The Codere Group’s significant liquidity and operational tensions, which could result in Codere Group’s default on its debt and other obligations and affect Codere Group’s ability to provide services to Codere Online and perform its obligations under the related-party agreements (see “—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online”), raise substantial doubt about Codere Online’s ability to continue as a going concern.

However, Codere Online’s management has prepared the Annual Financial Statements assuming that Codere Online will continue as a going concern. Codere Online’s management has considered its current liquidity position, its actual operating performance, and its reasonable expectations regarding operating performance over the coming three years, which have led management to believe that Codere Online has adequate resources to continue in operational existence for the next twelve months. Consistent with the evaluation made by Codere Group’s management in their financial statements as of December 31, 2022, Codere Online’s management has assumed that the Codere Group’s 2023 Proposed Restructuring will be successfully completed on acceptable terms and will successfully address the Codere Group’s significant liquidity and operational tensions. Therefore, Codere Online’s management has assumed that a material uncertainty about Codere Online’s ability to continue as a going concern due to its dependence on the Codere Group will not materialize.

Codere Online’s expectation may prove to be inaccurate. There is no assurance that Codere Online’s liquidity position and expectation regarding operating performance over the coming three years will provide Codere Online with adequate resources to continue as a going concern. There is also no assurance that the Codere Group’s 2023 Proposed Restructuring will be successfully completed on acceptable terms, that it will successfully address the Codere Group’s significant liquidity and operational tensions and that Codere Group’s ability to provide services to Codere Online will not be affected. The perception that Codere Online may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate Codere Online’s business due to concerns about its ability to meet contractual obligations. If Codere Online is unable to continue as a going concern, investors could suffer the loss of all or a substantial portion of their investment.

Codere Online’s independent registered public accounting firm’s report contains an explanatory paragraph describing conditions that raise substantial doubt about Codere Online’s ability to continue as a going concern.

The report issued by Ernst & Young, S.L., Codere Online’s independent registered public accounting firm, on the Annual Financial Statements includes an explanatory paragraph describing conditions that raise substantial doubt about Codere Online’s ability to continue as a going concern as described in Note 3(n) to the Annual Financial Statements. Codere Online is dependent on the Codere Group for the use of the Codere brand, certain gaming licenses and certain services. The Codere Group’s significant liquidity and operational tensions, which could result in Codere Group’s default on its debt and other obligations and affect Codere Group’s ability to provide services to Codere Online and perform its obligations under the related-party agreements (see “—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online”), raise substantial doubt about Codere Online’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments that might result from Codere Online’s inability to continue as a going concern. If Codere Online is unable to continue as a going concern, investors could suffer the loss of all or a substantial portion of their investment.

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

While these services are being provided to Codere Online by Codere Newco and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation (including, but not limited to, platform maintenance), and Codere Online’s operational and financial flexibility to modify or implement changes with respect to such services may be limited. Codere Online currently relies, and for the foreseeable future expects to continue to rely, in substantial part on Codere Newco and certain of its subsidiaries, as well as certain unrelated third-parties, to provide such services. If Codere Online is unable to effectively manage and control its outsourced activities or if the quality, accuracy or quantity of the services provided is compromised for any reason, Codere Online’s ability to conduct its operations could be materially impacted and Codere Online’s business, results of operations and financial condition could be adversely affected. In addition, service providers may store or have access to Codere Online’s data and may not have effective controls, processes or practices to protect Codere Online’s information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyberattacks or other disruptions to or breaches of information security. See “—Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.”

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

The Codere Group has undergone several significant financial restructurings of its liabilities in recent years and launched a new financial restructuring process in 2023. The 2023 Proposed Restructuring, if consummated, could potentially affect the Codere Group’s ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business). See “—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online.”

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

Based on Codere Online’s net gaming revenue for the year ended December 31, 2022 (defined as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets), approximately 50% of Codere Online’s net gaming revenue is derived from its online sports betting offering, while approximately 50% derives from its online casino products (56% and 44%, respectively, for the year ended December 31, 2021, and 56% and 44%, respectively, for the year ended December 31, 2020). Following their introduction, online games and products generally peak and then decline in popularity. The introduction of new online games and products or the modification of existing online games or products is important to the successful operation of Codere Online’s business. Failure to introduce new online games or products or to modify existing online games or products and to retain or attract customers, as well as the introduction of new online games and products that prove to be unpopular, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

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

Furthermore, Codere Online may be vulnerable to cyberattacks which could adversely affect its business. Cyberattacks are increasing in number and sophistication, are well-financed, in some cases supported by state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, we and third parties associated with us may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, certain global geo-political events can increase our cybersecurity risk. For example, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase cyberattack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There have also been similar publicized threats in connection with the Iranian government, including threats to harm Western countries’ infrastructure and assets. The costs to us to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant.

Examples of cyberattacks include DDoS (distributed denial-of-service attacks, which are attacks designed to cause a network to be unavailable to its intended users) and other forms of cybercrime, such as attempts by computer hackers to gain access to Codere Online’s systems and databases and system intrusions conducted for the purpose of stealing Codere Online’s customers’ personal information. Cyberattacks may cause system failures, business disruption or loss of data or funds and could have a material adverse effect on Codere Online’s business, results of operations and financial condition. For example, in November 2020, the Codere Group suffered a security incident consisting of an unauthorized query in its database, which Codere Group notified to the Spanish Data Protection Agency. Furthermore, during the first half of 2022, Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. After hacking the e-mail account of one of Codere Online’s senior officers, the perpetrators sent illegitimate requests for payments attaching doctored invoices reflecting fraudulent account information for otherwise legitimate payment requests. See Item 5.A. “Operating Results—Business e-Mail Compromise Incident” for additional information on the Business e-Mail Compromise, as defined herein. To Codere Online’s knowledge, these two incidents did not compromise users’ account deposits or login credentials. While Codere Online will continue to implement measures designed to prevent such attacks, they are, by nature, technologically sophisticated and may be difficult or impossible to detect and defend against. If Codere Online’s prevention measures fail or are circumvented, Codere Online could suffer system failures, business disruption or loss of data or funds, which in turn could have a material adverse effect on its business, results of operations and financial condition. Additionally, certain Codere Online’s employees work remotely from time to time, based on a hybrid work model, which creates a heightened risk that data could be misappropriated, lost or disclosed, or processed in breach of data protection regulations or cyberattacks or other disruptions to or breaches of our information technology systems.

Codere Online’s accounting and reporting systems may also be subject to error, damage and interruption and may result in the unintended misreporting of financial information (see “—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified material weaknesses in its internal control over financial reporting. If Parent is unable to remediate these material weaknesses, or if Parent identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants”). While Codere Online continues to develop internal controls and systems to anticipate such risks and increase the robustness of its accounting and reporting platform, there is no assurance that Codere Online’s accounting systems will not be compromised in the future. Any such compromises could harm Codere Online’s reputation and deter current or potential customers from using its services, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Further, Codere Newco, certain of its subsidiaries and other third-party service providers may store or have access to Codere Online’s data and may not have effective controls, processes or practices to protect Codere Online’s information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyberattacks or other disruptions to or breaches of information security. A vulnerability in Codere Online’s service providers’ software or information technology systems, a failure of Codere Online’s service providers’ safeguards, policies or procedures, or a cyberattack or other disruption to or breach of information security affecting any of these service providers could irreparably damage Codere Online’s reputation and business. The costs related to significant cyberattacks or other disruptions to or breaches of Codere Online’s information technology systems could be material and cause Codere Online to incur significant expenses. If the information technology systems of third parties associated with Codere Online become subject to cyberattacks or other disruptions or security breaches, we may have insufficient recourse against such third parties and Codere Online may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage Codere Online’s reputation and business, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Codere Online’s users primarily access its online games and sports wagering product offerings through Codere Online’s app on their mobile devices, and Codere Online believes that this will continue to be the case going forward. To provide Codere Online’s users its product offerings through its app on their mobile devices, Codere Online’s app must be compatible with major mobile operating systems. Codere Online’s app relies upon third-party platforms to distribute its product offerings, interoperability of its platform with popular mobile operating systems, technologies, networks and standards and continued high-bandwidth data capabilities. Third parties with whom Codere Online does not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to download apps or access specified content on mobile devices. Furthermore, Codere Online’s app relies upon third-party platforms for distribution of its product offerings. Codere Online’s games and online sports wagering product offerings are also distributed through certain websites (Codere.es, Codere.mx, Codere.co, Codere.pa, Codere.bet.ar), the Apple App Store and The Google Play store.

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

A substantial portion of Codere Online’s network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. If Internet service providers experience service interruptions of any kind, communications over the Internet may be interrupted and impair Codere Online’s ability to conduct its business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of Codere Online’s users to access its platform or product offerings in a timely fashion or at all. There can be no assurance that the Internet infrastructure or Codere Online’s own network systems will continue to be able to meet the demand placed on it by the continued growth of the Internet, the overall online gaming industry and Codere Online’s users. Any difficulties Internet service providers and other technology-based service providers face, as well as certain decisions that such providers may take (on which Codere Online exercises no control), including if certain network traffic receives priority over other traffic (i.e., lack of net neutrality), may adversely affect Codere Online’s business. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyberattacks, which causes a loss of Codere Online’s users’ property or personal information or a delay or interruption in Codere Online’s product offerings, including its ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to Codere Online’s platform and product offerings, cause Codere Online to incur significant legal, remediation and notification costs, degrade the customer experience and cause users to lose confidence in Codere Online’s product offerings, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Codere Online is exposed to the risk of money laundering and fraudulent activities by its customers and third parties, including collusion between online customers and the use of sophisticated computer programs that automatically play skill games in its online gaming platform. Codere Online may also be exposed to money laundering attempts arising from an inability or failure to identify the origin of funds of deposits made into customer accounts. In connection with Codere Online’s online betting activities, Codere Online has implemented internal control systems that monitor unusual transaction volumes or patterns and screen the personal details of the customer in order to minimize exposure to money laundering and fraud. Codere Online may not, however, be successful in protecting its customers and itself from such activities. In addition, Codere Online could be targeted by third parties, including criminal organizations, for committing fraudulent activities, such as attempts to compromise its system that processes and collects payment information, or attempts to use its betting services to engage in money laundering. For example, in November 2020, the Codere Group suffered a security incident consisting of an unauthorized query in its database, which Codere Group notified to the Spanish Data Protection Agency. Furthermore, during the first half of 2022, Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. After hacking the e-mail account of one of Codere Online’s senior officers, the perpetrators sent illegitimate requests for payments attaching doctored invoices reflecting fraudulent account information for otherwise legitimate payment requests. To Codere Online’s knowledge, these two incidents did not compromise users’ account deposits or login credentials. For additional information on these incidents, see “—Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches” and Item 5.A. “Operating Results—Business e-Mail Compromise Incident”.

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

Furthermore, on December 30, 2022, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy. However Codere Online could be subject to liability for its past operations in Italy under Italian Legislative Decree No. 231 of June 8, 2001, as amended (“Decree 231”), regulating quasi-criminal liability of corporate entities, including liability deriving from anti-money laundering violations committed in a company’s interest or for its benefit. In addition, under Spanish law, Codere Online can be held criminally liable if a number of requirements established in the Spanish Criminal Code are met, in particular, it is required that: (i) the criminal activity is carried out by a person acting on behalf of the company (such as its legal representatives, directors, agents, etc.) or by an employee; (ii) there is a failure by the company to observe its supervisory and control duties over its representatives (which shall be determined on a case by case basis taking into account all relevant circumstances); and (iii) the company benefits directly or indirectly from the aforementioned criminal activity. Any violations of Decree 231 and Article 31 bis of the Spanish Criminal Code could result in the imposition of fines and/or operational bans, and/or the revocation of concessions and licenses, and therefore could have a material adverse effect on Codere Online’s business, financial condition and results of operations. In particular, anti-money laundering laws and regulations require, among other requirements, that certain subsidiaries adopt and implement control policies and procedures which involve “know your customer” principles that comply with the applicable regulations (for customers and providers) and the reporting of suspicious or unusual transactions to the applicable regulatory authorities. While Codere Online has adopted policies and procedures intended to detect and prevent the use of Codere Online’s network for money laundering activities and by terrorists, terrorist organizations and other types of criminal organizations, those policies and procedures may fail to eliminate the risk that Codere Online’s network is used by other parties, without its knowledge, to engage in activities related to money laundering or other illegal activities. To the extent that Codere Online fails to detect money laundering or fraudulent activities by its customers or third parties, it could be subject to fines and other penalties by the relevant authorities. Codere Online cannot guarantee that relevant governmental agencies will not impose penalties or that such penalties will not adversely affect its business, results of operations and financial condition. Furthermore, illegal gaming may drain significant portions of gaming volume away from the regulated industry and adversely affect Codere Online’s business. See “—Codere Online operates in a highly competitive business environment and, as a result, its market share and business may be adversely affected by factors beyond its control.”

Codere Online may be vulnerable to player fraud.

The online gaming industry is vulnerable to attacks by customers through collusion and fraud. Although Codere Online takes steps to minimize the opportunities for fraudulent play, Codere Online can provide no assurance that all instances of collusion and fraud will be detected. If Codere Online fails to detect instances of collusion and fraud either between players or between players and Codere Online’s employees or agents, it could suffer losses directly as a result of such collusion and fraud instances. Negative publicity about potential fraud and corruption in sports events (including collusion and match-fixing), even if not directly or indirectly connected with Codere Online or its services, may adversely impact Codere Online’s reputation and the willingness of the public to participate in sports betting. As a result, the number of potential users available to Codere Online could be adversely affected. Further, Codere Online’s customers participating in those games or bets subject to collusion or fraud could also suffer losses and may become dissatisfied with Codere Online’s products. Any of the foregoing could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Further, Codere Online has been affected and may, in the future, continue to be affected by cases of identity theft and fraud. In fraud cases the offender is typically a third party who commits identity theft and opens a Codere player account under a false identity into which the fraud victim is instructed by the offender to deposit certain amounts, which the offender thereafter withdraws via ATMs without the victim’s consent. Other fraud cases involve identity theft or the creation of simulated customer accounts to benefit from Codere Online’s commercial promotions and marketing efforts. As of the date of this annual report, amounts involved in identified fraud cases have not been material. However, any such fraud cases could result in the imposition of civil and criminal penalties and sanctions on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Due to the nature of its business, Codere Online is and may be subject to a number of legal, administrative and arbitration proceedings from time to time, including tax and other disputes with regulatory authorities, and has been and could become involved in legal, administrative and arbitration proceedings or investigations by government authorities from time to time. See “—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.” Codere Online cannot assure that any investigation will not affect it or that it will prevail in any current and/or future proceedings or disputes, and any such investigation or adverse resolution of any such proceeding or dispute could have a material adverse effect on its business, results of operations and financial condition. Further, we could be required to change or halt our activities pending the resolution of, or as a result of, any such investigation, proceeding or dispute.

The Martínez Sampedro family, which were the controlling shareholders of the Codere Group until April 2016, have brought several administrative, civil, mercantile, and criminal claims against the Codere Group, its directors, or its senior management during the past five years. While none of these claims have been successful so far, there is no guarantee that future claims or claims that are pending adjudication will also be resolved favorably to the Codere Group, its directors, or its senior management. As first reported in the Codere Group’s Earnings Results presentation filed by Parent with the SEC on November 12, 2021, Codere Online was made aware that Masampe S.L., José Antonio Martínez Sampedro, Luis Javier Martínez Sampedro and Encarnación Martínez Sampedro filed a criminal complaint with the Audiencia Nacional (a Spanish federal court) in July 2021 (as amended in September 2021), which was dismissed by the court due to a lack of jurisdiction. The plaintiffs appealed the decision in November 2021, which appeal was subsequently dismissed by the court. On December 21, 2021, the plaintiffs filed a second appeal against the court’s decision to dismiss the appeal, which second appeal was dismissed by the court on February 3, 2022. Based on the information currently available to Codere Online, Codere Online understands that the complaint: (i) makes allegations against certain directors, managers and shareholders of Codere, S.A., and certain of their respective affiliates and related parties for embezzlement and scheming to alter the price of things, including shares of Codere, S.A., breach of information rights, passing abusive resolutions, insolvency offences and unfair administration, and (ii) was amended in September 2021 to extend certain allegations of money laundering, payments to and from tax havens, breach of data protection rules and disclosure of secrets in relation to Codere Group’s online business (which may refer to Codere Online), and certain irregularities in the hiring process of certain of its executives, against Moshe Edree and a British Virgin Islands company majority-owned by him (“Novelly”), M&G Plc and several other related entities. Additionally, two criminal complaints were filed in 2022 against multiple defendants, including certain members of Codere, S.A.’s senior management and certain shareholders and former directors of Codere, S.A. Although Codere Online has not been called as a defendant in any of the two criminal complaints, Codere Online has been made aware that the complaints contain certain allegations of money laundering with respect to Codere Online’s business. Codere Online and its current and former directors and officers may become involved in litigation, investigations or other proceedings involving the foregoing complaints and allegations or any related claims or allegations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Even if these claims are dismissed or otherwise terminated without imposing liability on Codere Online and its current and former directors and officers, defending a lawsuit may result in substantial expense to Codere Online, adversely affect its reputation and divert the attention of management and key personnel, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online will continue to incur increased costs as a result of operating as a public company and its management will devote substantial time to new compliance initiatives.

Codere Online became a public company in the last quarter of 2021 and has incurred significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Parent is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Parent is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Further, Parent is subject to the U.S. Foreign Corrupt Practices Act (“FCPA”). The anti-bribery provisions of the FCPA prohibit providing or promising to provide anything of value to a foreign official to gain an improper business advantage and they impose derivative liability on companies for the actions of its employees and for any third party acting on the company’s behalf, as well as individuals involved in or authorizing such conduct. Parent’s management and other personnel need to devote a substantial amount of time to new compliance initiatives. Moreover, Parent expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly. These rules and regulations, together with the nature of Parent’s business, make it difficult and expensive for Parent to obtain director and officer liability insurance from third-party insurers. As a result, in the future Parent may need to continue to self-insure its directors and officers or may otherwise be required to accept policy limits or incur substantially higher costs to obtain coverage from third-party insurers. The impact of these requirements could also make it more difficult for Parent to attract and retain qualified persons to serve on the Parent Board or as senior managers. It is also possible that Parent will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods. Furthermore, Parent is subject to onerous obligations under the Registration Rights and Lock-Up Agreement. Efforts to satisfy such obligations may divert the attention of management and key personnel and result in substantial expense.

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

Mr. Edree served as the Chief Executive Officer of Parent between January 1, 2022 and March 1, 2023 pursuant to an executive employment agreement (“contrato laboral de alta dirección”) entered into by Mr. Edree and SEJO, dated January 1, 2022. Effective March 1, 2023, Mr. Edree stepped down from his position as Chief Executive Officer of Parent and was replaced by Aviv Sher. See Item 8.C. “Board Practices—Chief Executive Officer Agreement” for information regarding the agreements entered into with Mr. Edree and the compensation payable thereunder. Mr. Edree currently serves as the Executive Vice Chairman of the Parent Board. Mr. Edree holds a majority interest in Moha Digital Ltd, which in turn holds 50.1% of Marketplay Ltd, an online marketing company for gaming brands, with Aspire holding the remaining interest. Mr. Edree also acts as an advisor to Marketplay Ltd’s board of directors on marketing and strategy. Although Codere Online and Marketplay Ltd generally operate in different geographic markets, we can provide no assurance that an actual or potential conflict of interest does not exist or will not arise as a result of Mr. Edree’s ownership interest in, and advisory relationship with, Marketplay Ltd. If Codere Online is unable to successfully manage any actual or potential conflict of interest between any directors and officers of Codere Online, on the one hand, and their ownership interest in, and advisory relationship with, potential competitors of Codere Online, on the other, this could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

If the entities that form the Codere Online group were to face tax liabilities as a result of their membership in the Codere Tax Group, Codere Online’s business, results of operations and financial condition could be materially and adversely affected. For example, in June 2021, Spanish tax authorities initiated a Corporate Income Tax audit for 2017 and 2018 and a Value Added Tax audit for the period from June 2017 to December 2018, in each case in connection with certain entities of the Codere Tax Group, including Codere, S.A., Codere Newco and Codere Apuestas España, S.L.U. The audit concluded in March 2023 without the imposition of any payment requirements or penalties by the Spanish tax authorities.

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

Furthermore, some gaming regulators such as the Gambling Commission in the United Kingdom have banned the use of credit cards to place bets online (and offline). Similar measures have been discussed in other markets such as Spain. If any such restrictions to credit cards or other payment methods were to be applied in any of the regions where Codere Online operates, there could be a material adverse effect on its business, results of operations and financial condition.

Codere Online holds significant amounts of cash on hand on its balance sheet. Codere Online currently holds cash, cash equivalents and investments, and intends to hold them in the future, in large, well-known Spanish financial institutions. However, any failure or entrance into receivership by, or the insolvency of, any of these financial institutions could threaten Codere Online’s ability to access its existing cash, cash equivalents and investments, result in the loss of such cash, cash equivalents and investments and adversely impact Codere Online’s financial position and results of operations.

Risk Factors Related to the Financial Information and this Annual Report

Parent has identified material weaknesses in its internal control over financial reporting. If Parent is unable to remediate these material weaknesses, or if Parent identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants.

As a public company, Parent acts in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Codere Online to produce reliable financial reports and are important to help prevent financial fraud.

Parent’s senior management, including Parent’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Parent’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in COSO (as defined herein). Based on this assessment, Parent’s senior management has determined that the material weaknesses described in Item 15 “Controls and Procedures” existed as of December 31, 2022. As a result, Parent’s senior management, under the supervision of Parent’s Chief Executive Officer and Chief Financial Officer, has concluded that Parent did not maintain effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Parent’s consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our financial statements as of and for the year ended December 31, 2021 and as of and for the six months ended June 30, 2022, we identified material weaknesses in our internal control over financial reporting, which, despite the implementation of certain corrective measures, remained unremedied as of December 31, 2022. The material weaknesses identified related to (i) a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions (the First Material Weakness, as defined herein), (ii) an ineffective design and lack of controls over our cash disbursement process (the Second Material Weakness, as defined herein), and (iii) a failure to establish adequate controls over cybersecurity processes outsourced to the Codere Group pursuant to the Platform and Technology Services Agreement (the Third Material Weakness, as defined herein).

During 2022 we identified a material weakness arising from the lack of implementation of internal controls over internal and outsourced business processes and supporting systems to mitigate risks of material errors in our financial statements. Additionally, we did not effectively implement certain components of the COSO framework, including elements of the control environment, information and communication, risk assessment, control activities and monitoring activities Therefore, we assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2022, which constitutes a material weakness (the Fourth Material Weakness, as defined herein).

Parent’s management has determined that the Parent Material Weaknesses, as defined herein, resulted in the inability to prevent and detect, and adequately respond to once detected, the Business e-Mail Compromise that caused a misappropriation of Codere Online’s assets and for which Codere Online recorded a one-time pre-tax charge of €744 thousand for the year ended December 31, 2022 (see Item 5.A. “Operating Results —Results of Operations—Comparison of the year ended December 31, 2022 to the year ended December 31, 2021–Other operating expenses.”). Notwithstanding the Parent Material Weaknesses, based on additional analyses and other procedures performed, Parent’s senior management concluded that the Annual Financial Statements included in this report present fairly in all material respects Parent’s financial position, results of operations and cash flows for the periods presented, in conformity with IFRS.

Parent’s senior management has taken immediate action to begin remediating the Parent Material Weaknesses. While certain remedial actions have been completed, Codere Online continues to actively plan for and implement additional control procedures. See Item 15 “Controls and Procedures”.

To remediate our identified Parent Material Weaknesses, Parent has implemented, or is in the process of implementing, enhancements to its internal control system to strengthen the management of its financial, accounting, human resources, IT and other business functions. Remediation of the Parent Material Weaknesses is among Parent’s management’s highest priorities. Parent’s management will periodically assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. Parent’s management understands that the improvement and maintenance of internal controls is an ongoing responsibility. However, we cannot assure you that we will remediate the Parent Material Weaknesses in a timely manner, or at all. Parent anticipates that the process of building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Any disruptions or difficulties in implementing such enhancements could adversely affect Parent’s controls and harm its business. Moreover, such disruptions or difficulties could result in unanticipated costs and diversion of Parent’s senior management’s attention. Parent currently cannot estimate when we will be able to remediate the Parent Material Weaknesses and it cannot, at this time, provide an estimate of the costs we expect to incur in connection with implementing its plan to remediate the Parent Material Weaknesses. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Parent is unable to successfully remediate the Parent Material Weaknesses or if additional material weaknesses arise in the future, Codere Online’s financial statements could contain material misstatements that, among other matters, could cause Parent to restate its financial statements, fail to meet its periodic reporting obligations, the price of the Ordinary Shares and Parent Warrants to decline, and other adverse consequences.

Furthermore, measures adopted by Parent to enhance its internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Parent was incorporated on June 4, 2021 and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Parent’s only activities until then were organizational activities and those necessary to prepare for the Business Combination. As Parent was incorporated on June 4, 2021, it is not accounted for in the audited combined carve-out financial statements of the Codere Online Business for the year ended December 31, 2020.

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

The AenP Agreement in Mexico was entered into in June 2021 and is accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021. Codere Online Panama and Codere Online Colombia S.A.S. were incorporated by Codere Online in Panama and Colombia, respectively, during 2021. Both are wholly-owned subsidiaries of Codere Online and are accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021. Codere Online Argentina, S.A. was incorporated in July, 2022 and is accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the year ended December 31, 2022.

There is no guarantee that the transactions contemplated by the Restructuring Agreements will not give rise to any breach, default or any unwarranted delays, costs or effects. As a result, the combined carve-out financial information included in this annual report is not necessarily indicative of the results of operations and financial position that would have been achieved had Parent and its subsidiaries owned and managed the Codere Online Business during the periods covered by the combined carve-out financial information included in this annual report.

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

The financial statements as of and for the years ended December 31, 2022 and 2021 are consolidated carve-out financial statements. The financial statements for the year ended December 31, 2020 are combined carve-out financial statements. For additional information on the preparation of the Annual Financial Statements, see “Preparation of the Annual Financial Statements.”

Risks Related to the Business Combination

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

As a result, financial statements issued with respect to the Affected Periods prior to the date of the amendments to DD3’s quarterly reports on Form 10-Q/A should not be relied upon. Parent presented this restatement in a prospective manner in subsequent filings. Under this approach, the previously issued financial statements of DD3 included in the Proxy Statement and in Parent’s registration statement on Form F-4 (File No. 333-258759) initially filed by Parent with the SEC on August 12, 2021, as amended, were not amended to reflect DD3’s restated financial statements for the Affected Periods, but historical amounts presented in filings after the filing date of the amendments to DD3’s quarterly reports on Form 10-Q/A reflect DD3’s restated financial statements, as applicable.

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

As described above, the relevant internal control structure after completion of the Business Combination is that of Parent. Parent has identified material weaknesses and is in the process of implementing enhancements to its internal control system to strengthen the management of its financial, accounting, human resources, IT and other functions (see “—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified material weaknesses in its internal control over financial reporting. If Parent is unable to remediate these material weaknesses, or if Parent identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants”). Parent can give no assurance that the measures Parent has taken to remediate these material weaknesses surrounding DD3’s historical financial statements will prevent any future material weaknesses or deficiencies in internal control over financial reporting. In the future, those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of financial statement and any additional remediation measures may be time consuming and costly.

Parent may face litigation and other risks as a result of the material weaknesses in Parent’s and DD3’s internal control over financial reporting and certain other accounting matters.

As a result of the restatements and material weaknesses described above, including the Parent Material Weaknesses and the material weaknesses with respect the change in accounting for the Private Warrants, the change in the classification of all of the DD3 Class A Common Stock as temporary equity, the revision of the interpretation of net tangible assets to include temporary equity in net tangible assets, the change in the calculation of earnings per share and the accrual that was not initially recorded, all as described in “—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified material weaknesses in its internal control over financial reporting. If Parent is unable to remediate these material weaknesses, or if Parent identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants” and “—Material weaknesses were identified in DD3’s internal control over financial reporting with respect to DD3’s previously issued financial statements. These material weaknesses or any additional material weaknesses that may be identified in the future could adversely affect the reliability of DD3’s previously issued financial statements” and other matters raised or that may in the future be raised by the SEC in connection with SPACs, Parent and DD3 may face potential litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in Parent’s and DD3’s internal control over financial reporting and the preparation of Parent’s and DD3’s financial statements, the restatement of DD3’s historical financial information and DD3’s historical financial information included in its public filings prior to such restatements, including the Proxy Statement and Parent’s registration statement on Form F-4 (File No. 333-258759), as amended. As of the date of this annual report, Parent has no knowledge of any such litigation or dispute. However, Parent can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Parent may become subject to legal proceedings and claims that arise from the Business Combination, past actions or omissions of DD3 (including any outstanding claims against DD3 as of the Closing Date) or the SEC’s and other regulatory bodies heightened scrutiny on SPACs. Such litigation, whether or not meritorious, may result in substantial costs, divert management’s attention and resources, affect Parent’s reputation, or otherwise have a material adverse effect on Parent’s business, results of operations and financial condition and could cause a decline in the market price of Parent’s securities.

Additional Risk Factors Related to Parent’s Securities

Parent is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Parent’s interests or the interests of other shareholders.

Codere Newco, a member of the Codere Group, owns 66.23% of the outstanding Ordinary Shares as of March 31, 2023. As long as Codere Newco owns at least 50% of the outstanding Ordinary Shares, Codere Newco will have, except as otherwise described in this annual report, the ability to determine certain corporate actions requiring shareholder approval, including the election and removal of directors and the size of the Parent Board unless it is already determined in the articles of association of Parent.

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

The trading of Ordinary Shares and Parent Warrants has and may continue to be volatile. Since the date of initial trading on December 1, 2021, the prices of the Ordinary Shares and Parent Warrants have declined from $9.42 and $1.66 at the time of initial trading, respectively, to $2.47 and $0.07 based on the latest reported sales prices as at April 25, 2023, with limited trading volumes. An active trading market for Parent’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Parent’s securities may fluctuate significantly. Factors that could cause fluctuations in the price of such securities include:

●	actual or anticipated variations in operating results and the results of competitors;

●	changes in performance projections by Codere Online or by any securities analysts that might cover Parent’s securities, if any;

●	conditions or trends in the industry, including regulatory changes;

●	announcements by Codere Online or its competitors of significant acquisitions, strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of Codere Online’s operations or lawsuits filed against it or the Codere Group;

●	additions or departures of key personnel; and

●	issuances or sales of Ordinary Shares, including by key investors, especially as the lock-up restrictions under the Registration Rights and Lock-Up Agreement have expired.

Further, if Parent’s securities become delisted from Nasdaq for any reason, the liquidity and price of such securities may be more limited than if they were quoted or listed on Nasdaq or such other securities exchange. Moreover, broad general economic, geopolitical, political, market and industry factors may adversely affect the price of Parent’s securities, regardless of Codere Online’s actual operating performance.

You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about Parent, its business, or its market, or if they change their recommendations regarding the Ordinary Shares adversely, then the price and trading volume of the Ordinary Shares and Parent Warrants could decline.

The trading market for the Ordinary Shares and Parent Warrants may be influenced by the research reports that industry or securities analysts may publish about Parent, its business, its market, or its competitors. If securities or industry analysts do not publish or cease publishing research or reports about Parent, the prices and trading volumes of the Ordinary Shares and Parent Warrants would likely be negatively impacted. If any of the analysts who may cover Parent change their recommendation regarding the Ordinary Shares adversely, or provide more favorable relative recommendations about Parent’s competitors, the price of the Ordinary Shares and Parent Warrants would likely decline. If any analyst were to cease coverage of Parent or fail to regularly publish reports on it, Parent could lose visibility in the financial markets, which could cause the Ordinary Share price and/or trading volume (and, consequently, the price and/or trading volume of the Parent Warrants) to decline.

Parent may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of the Ordinary Shares and Private Warrants.

As of March 31, 2023, Parent had 45,297,900 issued and outstanding Ordinary Shares. Parent’s articles of association authorize Parent to issue Ordinary Shares and rights relating to Ordinary Shares for the consideration and on the terms and conditions established by the Parent Board in its sole discretion, whether in connection with financings, acquisitions, investments, equity incentive plans or otherwise. Any Ordinary Shares issued, including in connection with the exercise of Parent Warrants or any equity incentive plans that Parent may adopt in the future, would dilute the percentage ownership held by you.

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

There can be no assurance that the Parent Warrants will be in the money and they may expire worthless.

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

As a “foreign private issuer,” Parent would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Parent on June 30, 2023.

In the future, Parent could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Parent intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Parent’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Parent under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Parent is not a foreign private issuer, Parent will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, Parent would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Parent also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Parent may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Parent is permitted to follow home country practice in lieu of the above requirements. As long as Parent relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on the Parent Board are not required to be independent directors, Parent is not required to have a compensation committee or a nominating and corporate governance committee and Parent is not required to obtain shareholder approval of equity compensation plans.

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

If Parent no longer qualifies as a foreign private issuer, it may be eligible to take advantage of certain exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Codere Newco owned approximately 66.23% of the issued and outstanding Ordinary Shares as of March 31, 2023. As a result, Parent is a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company in respect of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

In addition, actions brought in a Luxembourg court against Parent, the members of the Parent Board, its senior managers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Parent, the members of the Parent Board, its senior managers, or the experts named herein. In addition, even if a judgment against Parent, the members of the Parent Board, its senior managers, or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

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

If Parent were treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes. In addition, the gross amount of any dividend paid to its non-U.S. shareholders would be subject to 30% U.S. withholding tax, subject to the provisions of any applicable income tax treaty.

Although Parent believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2022 taxable year, due to the Ordinary Shares’ price fluctuations Parent can give no assurance as to its PFIC status for 2023 or any future taxable year, and if Parent becomes a PFIC U.S. holders of Ordinary Shares or Parent Warrants could be subject to adverse U.S. federal income tax consequences.

If Parent is treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year during which a U.S. shareholder holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. shareholder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the composition of Parent’s income and assets, and the estimated value of its assets, including goodwill (which is based in part on the trading prices of the Ordinary Shares), Parent believes that it was not a PFIC for its 2022 taxable year. However, because the tests for determining PFIC status are applied annually after the close of each taxable year and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance that Parent will not be a PFIC for any taxable year. In particular, Parent holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Parent’s market capitalization has been volatile and declined substantially since the closing of the Merger, if the value of Parent’s goodwill is determined by reference to its market capitalization there is a significant risk that the Parent will be a PFIC for its current taxable year of 2023 or any future taxable year. Therefore, Parent cannot express any expectation regarding its PFIC status for the current or any future taxable year.

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

As of March 31, 2023, Parent’s share capital amounted to €45,297,900, represented by 45,297,900 Ordinary Shares, with a nominal value of €1.00 per share. All issued shares are fully paid and subscribed for. The authorized capital of Parent (excluding the issued share capital) is set at €499,824,056 divided into 499,824,056 Ordinary Shares with a nominal value of €1 each.

There have been no material capital expenditures or divestitures for any of the years ended December 31, 2022, 2021 and 2020. There are no material capital expenditures or divestitures currently in progress as of the date of this annual report.

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

Overview

Codere Online is an international online casino gaming and online sports betting group focused on providing its customers with a safe and enjoyable online gaming experience. Codere Online currently operates primarily in Spain, Mexico, Colombia, Panama and Argentina, where it offers its users the ability to play online casino games and bet on sports events. Codere Online seeks to innovate and expand its product offering on its established and flexible technology platform as it pursues its vision to be a leading online casino gaming and online sports betting operator in Latin America. Codere Online maintains a wide and updated catalogue of online casino games from multiple third-party content providers.

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had nearly 43,000 slots in over 9,700 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2021, and approximately 46,000 slots and 9,400 retail venues as of December 31, 2022.

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. Mr. Edree was replaced by former Chief Operating Officer Aviv Sher on March 1, 2023. As of February 1, 2023, Codere Online had approximately 255 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina, Israel, Malta and Gibraltar. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team and an established and flexible technology platform, and due to other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online seeks to expand into other markets in Latin America (many of which are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to explore options to access the large Hispanic market in the United States (an estimated 62 million people as of 2020, according to the U.S. Census Bureau) in the future.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 10% in each of such markets in terms of net gaming revenue as of December 31, 2022. Since the Business Combination, which was consummated in November 2021, Codere Online has been using a significant part of the proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets. Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations.

In the City of Buenos Aires, Iberargen S.A., a subsidiary of the Codere Group, started operating in December 2021 and was the first operator to receive approval for its platform implementation program in October 2020 by the City of Buenos Aires’ regulator, LOTBA (Lotería de Buenos Aires). In addition, Codere Online expects to benefit from the Codere Group’s leading retail presence in the province of Buenos Aires, where it operates 13 bingo halls and has a significant market share. Further, Codere Online expects to expand its operations in Argentina to the Province of Mendoza, where it was awarded an online gaming license in April 2023.

For the twelve months ended December 31, 2022, Codere Online’s revenues grew to €115.7 million compared to €80.3 million for the twelve months ended December 31, 2021, mainly due to strong revenue trends in Mexico and Spain due to the removal of most of the restrictions imposed in response to the COVID-19 pandemic, which had been relaxed gradually since 2021, Codere Online’s marketing efforts, the modernization of the online gaming systems, and the FIFA World Cup in the last quarter of 2022. For the twelve months ended December 31, 2021, Codere Online’s revenues grew to €80.3 million compared to €70.5 million for the twelve months ended December 31, 2020, mainly due to strong revenue trends in Spain, despite regulatory headwinds, and substantial growth achieved across Latin America on the back of a significant increase in average monthly active players, partially due to the impact from the COVID-19 pandemic on sporting events (i.e. cancellation of events) during the second quarter of 2020.

Codere Online’s Plan

Codere Online aims to become a leading online casino gaming and online sports betting operator in Latin America. Following the Business Combination in November 2021, Codere Online increased its marketing expenditure by signing new high profile sponsorships, increasing its presence in traditional and acquisition media and engaging marketing agencies and affiliates. It is also undertaking technology enhancements to support growth, including the continuous improvement of its mobile application features, the implementation of a new bonus engine and a continuous player and content management system upgrade. Finally, Codere Online is assessing options to expand into new high growth Latin American markets that are expected to open up through new regulatory frameworks and licensing regimes and fund any resulting licensing costs.

Although Codere Online is in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations, Codere Online intends to continue making significant investments to support its business operations and growth as it continues to deploy proceeds from the Business Combination. There is no assurance that Codere Online’s strategy will be successful or that, in the absence of additional funds, the Company will meet its future goals and priorities. Consequently, any predictions about future performance may not be as accurate as they would be if Codere Online had a history of successfully operating in the online gaming industry or if Codere Online was going to continue to operate in accordance with past practice.

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

Market Opportunity

As stated above, Codere Online aims to become a leading online casino gaming and online sports betting operator in Latin America, which is a fast-growing part of the larger global gaming industry. Online casino gaming and online sports betting include all online casino games played on a computer or mobile device such as slots, video poker, electronic table games and live dealer table games, bingo and online sports wagering. While the global online casino gaming and online sports betting market has experienced significant growth in the last decade, it still remains in the early innings as customers continue to adopt online and mobile platforms, even more so across our Latin American core and intended expansion markets.

Furthermore, the COVID-19 pandemic served as a catalyst to accelerate growth in the online casino gaming and online sports betting industry as many people spent, and continue to spend, more time at home. The COVID-19 pandemic changed the manner in which people work and live, with an increased use and dependence on technology and a need for at-home entertainment options. The number of people engaging in online casino gaming and online sports betting increased significantly as a result of these changes.

In Latin America, Codere Online currently operates in Mexico, Colombia, Panama and Argentina. Latin America is expected to represent a key market opportunity within the global online casino gaming and online sports betting industry. While most of the region’s online casino gaming and online sports betting markets are not yet regulated (markets are either unregulated or have express prohibitions), regulatory frameworks are expected to be underway over the medium-term in regions such as Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (excluding the Province and the City of Buenos Aires and the Province of Mendoza, where there are already regulatory frameworks in place). Some key markets have opened in recent years through new regulatory frameworks and licensing regimes, including Panama in 2018, Colombia in 2019, the Province and the City of Buenos Aires (Argentina) in 2021 and the Province of Mendoza in 2023. As a result, the Latin American region, which has historically been dominated by unregulated and/or illegal offshore market operators is opening up to regulated, on-shore market operators such as Codere Online. The Latin American online casino gaming and online sports betting market is expected to not only experience a shift of customers from offshore operators to regulated operators like Codere Online, but also to grow by attracting new users that previously did not participate, due to a lack of trust playing with offshore operators, a lack of payment processing solutions, lack of local customer support or otherwise.

The Codere Group was an early entrant in Latin America, with retail operations dating back to 1984, and has developed market expertise while facing limited competition from global gaming operators, allowing for a significant first mover advantage. Codere Online believes that it benefits from its relationship with the Codere Group and its expansive retail footprint of over 9,700 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2021, and approximately 46,000 slots and 9,400 retail venues as of December 31, 2022 and over three million registered clients in Spain, Italy, Mexico, Colombia, Panama and Argentina, to create value through the existing omnichannel business model. Furthermore, Codere Online expects to continue to have significant support from the Codere Group through several contractual arrangements described in Item 7.B. “Related Party Transactions.”

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

Codere Online maintains a wide and updated catalogue of online casino games from multiple third-party content providers. Codere Online believes that its ability to offer a wide array of online gaming products effectively reduces its customer acquisition costs and player churn by providing a superior product offering to customers.

Online sports betting and other bets

Online sports betting involves a user placing a wager on an event at some fixed odds (a “proposition”) determined by Codere Online. If the user wins, Codere Online pays out the bet. If the user loses, Codere Online keeps the amount wagered. Codere Online takes risk on any such wager to the extent that its “book” (i.e., wagers accepted for either or all propositions bet outcomes) may not be balanced and, depending on the result of the event, Codere Online may generate an aggregate win or loss on the overall book. Codere Online seeks to generate revenue by setting odds such that there is a built-in theoretical margin in each proposition offered to its users. While different outcomes of the events may cause volatility in Codere Online’s revenue, Codere Online believes it can deliver a fairly stable sports betting margin over the long term.

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

Codere Online’s online sports betting business has a vast and diversified offering with over thousands of live events per year throughout most major sports taking place around the world, which helps to minimize the impact of seasonality. Nonetheless, seasonality has an effect in certain periods of the year given the relative popularity of certain local sports, such as top tier football in Europe.

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

Technology Platform

Codere Online, pursuant to the Technology and Platform Services Agreement entered into with the Codere Group, has access to an established and flexible platform that supports online slots, video bingo, live casino, table games, sports live streaming and pre-match and live sports betting in most of the regions in which Codere Online operates (initially Spain, Colombia, Panama and the City of Buenos Aires and, expectedly, its Latin American expansion markets). Codere Online operates in Mexico pursuant to a turn-key solution with Playtech. The Playtech partnership enables Codere Online’s management team to leverage leading platforms tailored and proven in the Mexican market. Codere Online’s management team’s extensive experience successfully operating with different technology platforms across various markets allows Codere Online to selectively determine which technology platform is best suited for each market and whether Codere Online’s proprietary technology platform or a third-party solution will best position the business for success.

To further enhance its platform, Codere Online has used and expects to further use part of the proceeds of the Business Combination to support the development of additional capabilities in order to maintain and enhance the platform. These capabilities are intended to be developed mostly in-house and to feature, within its functional scope, fraud and payments systems, customer relationship management and content management systems (CRM and CMS, respectively), as well as, within its non-functional scope, further improvements in digital architecture, front-end performance, quality assurance, development, security and operations (DevSecOps) resources, and customer service.

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

In addition to implementing Codere Online’s pricing strategy, the Codere Group’s Trading and Risk team receives, reviews and compares the odds received by third-party feed providers to Codere Online’s strategy and informs management on the risk assumed as a result of the accumulated amount of bets in the event that they exceed the amounts established as per risk management parameters in place at the time. Furthermore, the Codere Group’s traders continuously monitor competitor pricing across a wide range of sporting events to ensure that Codere Online’s betting markets are competitive.

The below operational flow chart summarizes the trading and risk management functions undertaken by the Codere Group with respect to Codere Online’s online sports betting operations through its platform.

Our Markets

Spain

Codere Online started its online gaming business in Spain in 2014 and launched its mobile app in 2016. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 38 thousand, 38 thousand and 34 thousand average monthly active players in this market in 2022, 2021 and 2020, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

Codere Online’s general licenses were granted in June 2012 for a period of ten (10) years and were extended for ten (10) additional years (until May 31, 2032). According to the DGOJ, there were 77 active national licenses in the Spanish national online gaming market as of March 31, 2023. Operators mainly offer seven different game types: bingo, poker, roulette, black jack, baccarat, complementary games and slots.

In 2022, the gross gaming revenue for the market was approximately €962 million, which represents a 8% CAGR between 2018 and 2022. The following table sets forth the development of online gaming in terms of gross gaming revenue and the CAGR for that period:

	Year ended December 31,					CAGR %
	2022	2021	2020	2019	2018	(2018 to 2022)
	(In millions of euros)
Casino	602	506	478	367	333	16%
Casino (excl. Bingo and Poker)	498	407	351	273	238	20%
Bingo	14	14	17	13	13	2%
Poker	90	85	110	81	82	2%
Sports betting	360	306	365	378	365	n.m.
Other	0	2	8	3	1	n.m.
Total online gaming	962	814	851	748	699	8%

Source: DGOJ, National online gaming market report as of December 31, 2022

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

The following table sets forth information on the approximate average monthly active and new online gaming users in the Spanish market for the years indicated:

	Year ended December 31,					CAGR %
	2022	2021	2020	2019	2018	(2018 to 2022)
	(In thousands)
Active accounts	1,057	991	872	903	832	6%
New accounts	115	217	289	266	256	(18)%

Source: DGOJ, National online gaming market report as of December 31, 2022

In 2018, the Spanish Government set a flat tax rate of 20% on gross win for all forms of online gambling. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it.

Italy

Codere Online commenced operations in Italy in 2019. On December 30, 2022, after evaluating a number of strategic alternatives with respect to its Italian business, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy.

Mexico

Mexico is the largest gaming market in Latin America and includes land-based and online gaming. Codere Online started its online operations in Mexico in 2016, followed by a full commercial launch in 2019. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 38, 24 thousand and 20 thousand average monthly active players in this market in 2022, 2021 and 2020, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

Despite having one of the oldest regulatory frameworks for gaming operations, Mexican regulations have evolved to allow for new forms of gaming, including online, and local authorities have interpreted that license holders are allowed to take online bets. Mexican authorities passed new gaming regulation to replace the archaic 1947 law in order to, among others, regulate online gaming. The new law was passed by the Chamber of Deputies in December 2014, but it has not been considered by the Senate. Nonetheless, based on a 2004 regulatory decree, the Mexican regulator, Secretaría de Gobernación (SEGOB), awarded several online licenses to local licensed land-based operators that allow online gaming since 2016, but to qualify for a license, operators must operate a retail establishment in Mexico. Codere Online does not own a license but rather operates through an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement” for additional information on the agreement with LIFO.

The LIFO License expires in May 2027. Although Codere Online is not aware of reliable publicly available data regarding the number of licensed operators in Mexico, it estimates that there are at least 18 online gaming operators in the country, including Caliente, Bet365, PlayCity, Bigbola and Rush Street. According to Codere Online’s estimates, Caliente is the largest online operator in Mexico, followed by Codere Online and Bet365, with the remainder of competitors lacking a significant market share. The LIFO License could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew the LIFO License in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco, Codere, S.A. (the former parent company of the Codere Group) or Codere New Topco S.A. (the current parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well.

The following table sets forth the development of online gaming in Mexico in terms of gross gaming revenue and the CAGR for the 2018–2022 period:

	Year ended December 31,					CAGR %
	2022	2021	2020	2019	2018	(2018 to 2022)
	(In millions of MXN)
Casino	6,074	5,636	4,446	2,974	2,165	29%
Casino (excl. Bingo and Poker)	5,441	4,993	3,779	2,545	1,812	32%
Bingo	158	158	154	103	87	16%
Poker	474	486	514	329	266	16%
Sports betting	5,944	4,248	3,473	3,095	2,380	26%
Total online gaming	12,017	9,884	7,919	6,070	4,545	28%

Source: H2 Gambling Capital, onshore revenue only, as of December 31, 2022

Colombia

The Colombian gaming market includes land-based and online casino and online sports betting. Colombia was the first Latin American country to introduce nationwide European-style online gambling regulation in 2015. Codere Online started operating in Colombia in 2018. The current online casino and online sports betting product offering in this market includes online slots, video bingo, table games (including live) and online sports betting (pre-match and live). Codere Online had approximately 29, 20 thousand and 9 thousand average monthly active players in this market in 2022, 2021 and 2020, respectively, of which a majority accessed its products via mobile, and desktop.

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

In November 2017, Codere Colombia, S.A., a subsidiary of the Codere Group, was issued the Colombia License for an initial period of five (5) years until November 15, 2022. On December 21, 2021, the transfer of the Colombia License to Codere Online Colombia S.A.S. was formally requested pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request was approved by Coljuegos on July 1, 2022 and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022. On September 2, 2022, an application for the renewal of the Colombia License was submitted to Coljuegos. On November 10, 2022, Coljuegos renewed the Colombia License until November 14, 2025.

Prior to the effective transfer of the Colombia License, the relevant entities of the Codere Group and the Codere Online group, respectively, exploited the license under the Joint Accounts Agreement (contrato de cuentas en participación) (as defined herein), pursuant to which the Codere Online had the right to receive 99.00% of any distributed profits. The agreement was automatically terminated upon approval of the transfer of the Colombia License by Coljuegos. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements” for additional information.

According to Coljuegos, in December 2022, there were 16 authorized licensed online gaming operators in Colombia, including Bwin, Sportium, Codere, Luckia, Rush Street and Betfair.

The following table sets forth the development of online gaming in Colombia in terms of gross gaming revenue and CAGR for the 2018–2022 period:

	Year ended December 31,					CAGR %
	2022	2021	2020	2019	2018	(2018 to 2022)
	(In millions of COP)
Casino	620,289	696,537	310,890	191,744	103,626	56%
Casino (excl. Bingo and Poker)	601,680	434,284	201,820	130,957	60,286	78%
Bingo	-	72,787	18,197	-	-	-
Poker	18,609	189,466	90,872	60,787	43,341	(19)%
Sports betting	1,029,152	793,863	317,084	264,789	149,121	62%
Total online gaming	1,649,441	1,490,400	627,973	456,533	252,747	60%

Source: H2 Gambling Capital, onshore revenue only, as of December 31, 2022

Panama

Panama’s gaming market includes land-based and online casino and online sports betting. Codere offers Online Sport Betting in Panama since 2017. The current online product offering in this market is limited to sports betting (pre-match and live). Codere Online had approximately 3,200, 830 and 240 average monthly active players in this market in 2022, 2021 and 2020, respectively.

Online gaming was first authorized in 2002 and was initially limited to foreign-facing websites, which are barred from serving Panamanian citizens. The Panamanian regulator is the Panama Gambling Control Board. Resolution No. 236 dated March 21, 2016, allows land-based operators to capture wagering on international sports events through the Internet from retail registered customers, provided that a previous authorization is granted by the Panama Gaming Control Board. Resolution No. 11 dated March 6, 2020 provided for the issuance of standalone online gaming licenses (allowing for both casino and sports betting). In May 2021, ALTA, a subsidiary of the Codere Group, was awarded the ALTA License for a 20-year term to conduct online gaming operations in Panama starting on December 1, 2021, subject to compliance with certain requirements. As described under Item 7.B. “Related Party Transactions—Material Agreements—Panama Restructuring Agreements”, Codere Online may request the transfer of the ALTA License from ALTA to Codere Online, but such transfer is subject to the authorization from the Panama Gambling Control Board. Until the ALTA License is transferred to Codere Online, Codere Online will operate the ALTA License under the agreement that Codere Online Panama and ALTA entered into on December 1, 2021.

To Codere Online’s knowledge, there are at least two other licensed online gaming operators in Panama: Betcris and Caliente.

The following table sets forth the development of online gaming in Panama in terms of gross gaming revenue and CAGR for the 2018–2022 period:

	Year ended December 31,					CAGR %
	2022	2021	2020	2019	2018	(2018 to 2022)
	(In millions of USD)
Casino	22.4	16.9	5.2	4.0	3.9	55%
Casino (excl. Bingo and Poker)	18.0	13.6	4.2	3.2	3.1	55%
Bingo	3.2	2.5	0.8	0.6	0.6	54%
Poker	1.1	0.8	0.3	0.2	0.2	52%
Sports betting	22.5	15.8	7.0	7.4	7.2	33%
Total online gaming	44.8	32.7	12.2	11.4	11.1	42%

Source: H2 Gambling Capital, offshore (2017 – 2020) and onshore (2021 onwards) revenue, as of December 31, 2022

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

In Argentina, gaming is regulated at the provincial rather than federal level. A few provinces, including Buenos Aires, Santa Fe, Córdoba, Santa Cruz, Neuquén, Chubut, San Luis, La Pampa, Misiones, Corrientes, Entre Ríos, Río Negro, Mendoza and Tucumán, have issued online gaming regulation. There are increasing initiatives from the State Lotteries and Casinos Association (ALEA) to issue federal regulation based on European models.

Online legislation in the City of Buenos Aires was enacted in 2018, and the regulator and exclusive holder of the rights to exploit online gaming within the City of Buenos Aires is Lotería de Buenos Aires (LOTBA). LOTBA launched a process in 2020 to grant permits to distribute and commercialize online gaming within the City of Buenos Aires. In March 2021, LOTBA granted the Buenos Aires License to Iberargen S.A., a subsidiary of the Codere Group, for a period of five (5) years and, in December 2021, authorized Iberargen, S.A. to operate in the City of Buenos Aires thereunder. Pursuant to the Business Combination Agreement and the Argentina Restructuring Agreement, the Codere Group will seek to transfer the Buenos Aires License granted to Iberargen S.A. to Codere Online, but such transfer may not be effected if LOTBA fails to grant the required authorization. On October 6, 2022, LOTBA communicated that, upon granting such authorization, Iberargen S.A. must assign certain contracts and resources to Codere Online Argentina S.A. Such contracts and resources are currently in the process of being prepared to be effectively assigned to Codere Online Argentina S.A. upon the transfer of the license.

Pending LOTBA’s authorization of the transfer of the Buenos Aires License to Codere Online, Iberargen, S.A. has agreed to exploit such license pursuant to the instructions of Codere Online Argentina, S.A., and any resulting expenses and income will be assigned to Codere Online Argentina, S.A. If, however, LOTBA finally rejects the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to Codere Online Argentina, S.A. during the term of the Buenos Aires License, Iberargen, S.A. and Codere Online Argentina, S.A. will enter into a Temporary Union Contract (contrato de union transitoria) and exploit the Buenos Aires License thereunder, with Codere Online Argentina, S.A. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements” for additional information.

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 97%-owned by Codere Online) signed an online gaming license agreement with the local authority (Instituto Provincial de Juegos y Casinos, “IPJC”) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023.

Codere Online is not aware of reliable publicly available data regarding the online gaming activity in the City of Buenos Aires or the Province of Mendoza in Argentina.

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

Anti-money laundering, corruption and bribery are among the risks Codere Online faces in the course of its activity. With the aim of combatting and preventing this problem, in addition to the policies adopted at a Codere Group level, Codere Online has its own Anti-corruption, Anti-fraud, Conflict of Interest and Whistleblower Channel policies, which are accessible through Codere Online’s corporate website. The reference to Parent’s website address in this annual report does not include or incorporate by reference the information on Parent’s website into this annual report.

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

Competition

In the online casino and online sports betting space, which is vast and rapidly expanding, Codere Online considers any company competing for the time and disposable income of customers within the markets in which it operates to be a competitor, including retail casino and sports betting companies. In addition, there are several gaming companies in Spain and Latin America that currently provide online casino, online sports betting, or both, including, but not limited to, 888, Bet365, Betcris, Caliente, Entain, Flutter, Rush Street, Sportium and William Hill.

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

Employees

See Item 6.D. “Employees.”

Legal Proceedings

From time to time, Codere Online may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Codere Online may be and in some cases has been subject to claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings involving areas such as online gambling regulation, intellectual property, consumer protection, privacy, data protection, labor and employment, immigration, import and export practices, product labeling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-fraud, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions, related civil and criminal litigation and other matters. Any of the foregoing could result in the imposition of civil, administrative and criminal penalties and sanctions on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

On April 26, 2023, CDON received an informal communication from the DGOJ as part of its day-to-day monitoring actions requesting information on an alleged infringement of gaming regulations for the failure to prevent, for a term of 24 hours, the online gaming activities of one individual who was listed in the Spanish general register of gaming access bans. CDON is currently in the process of preparing a response to the DGOJ. After reviewing our response, the DGOJ could terminate the investigation without imposing any sanctions on CDON if the DGOJ is satisfied with our explanations. Otherwise, the DGOJ could initiate enforcement proceedings for a breach of the Spanish Gaming Law. The failure to prevent the online gaming activities of individuals listed in the Spanish general register of gaming access bans is considered a serious (“grave”) infringement and could result in cash fines of up to €1 million and could have an adverse impact on our ability to maintain our licenses in Spain as set forth under Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

CDON has filed fraud complaints in several instances involving identity theft and the creation of simulated customer accounts to benefit from Codere Online’s commercial promotions and marketing efforts. For example, in 2020, CDON filed a claim against a third party who allegedly placed bets using promotional bonuses (i.e., credits) obtained from simulated new customer accounts that had been created to fraudulently benefit from Codere Online’s commercial promotions designed to attract new customer registrations.

The Martínez Sampedro family, which were the controlling shareholders of the Codere Group until April 2016, have brought several administrative, civil, mercantile, and criminal claims against the Codere Group, its directors, or its senior management during the past five years. While none of these claims have been successful so far, there is no guarantee that future claims or claims that are pending adjudication will also be resolved favorably to the Codere Group, its directors, or its senior management. As first reported in the Codere Group’s Earnings Results presentation filed by Parent with the SEC on November 12, 2021, Codere Online was made aware that Masampe S.L., José Antonio Martínez Sampedro, Luis Javier Martínez Sampedro and Encarnación Martínez Sampedro filed a criminal complaint with the Audiencia Nacional (a Spanish federal court) in July 2021 (as amended in September 2021), which was dismissed by the court due to a lack of jurisdiction. The plaintiffs appealed the decision in November 2021, which appeal was subsequently dismissed by the court. On December 21, 2021, the plaintiffs filed a second appeal against the court’s decision to dismiss the appeal, which second appeal was dismissed by the court on February 3, 2022. Based on the information currently available to Codere Online, Codere Online understands that the complaint: (i) makes allegations against certain directors, managers and shareholders of Codere, S.A., and certain of their respective affiliates and related parties for embezzlement and scheming to alter the price of things, including shares of Codere, S.A., breach of information rights, passing abusive resolutions, insolvency offences and unfair administration, and (ii) was amended in September 2021 to extend certain allegations of money laundering, payments to and from tax havens, breach of data protection rules and disclosure of secrets in relation to Codere Group’s online business (which may refer to Codere Online), and certain irregularities in the hiring process of certain of its executives, against Novelly, Moshe Edree, M&G Plc and several other related entities. Additionally, two criminal complaints were filed in 2022 against multiple defendants, including certain members of Codere, S.A.’s senior management and certain shareholders and former directors of Codere, S.A. Although Codere Online has not been called as a defendant in any of the two criminal complaints, Codere Online has been made aware that the complaints contain certain allegations of money laundering with respect to Codere Online’s business. Codere Online and its current and former directors and officers may become involved in litigation, investigations or other proceedings involving the foregoing complaints and allegations or any related claims or allegations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Even if these claims are dismissed or otherwise terminated without imposing liability on Codere Online and its current and former directors and officers, defending a lawsuit may result in substantial expense to Codere Online, adversely affect its reputation and divert the attention of management and key personnel, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

As discussed elsewhere herein, during the first half of 2022, Codere Online was the victim of the Business e-Mail Compromise, which involved electronic communications impersonating one of Codere Online’s vendors. For additional information on the Business e-Mail Compromise, see Item 5.A. “Operating Results—Business e-Mail Compromise Incident”.

Furthermore, Codere Online, directly or through its subsidiaries, has filed criminal complaints in Spain and is the plaintiff in such criminal proceedings for various offenses, including fraud, identity theft, money laundering, corruption in sports and belonging to a criminal organization.

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

Gambling and Gaming Regulation by Country

Spain

Codere Online operates online gaming in Spain pursuant to the following online licenses granted by the DGOJ, the Spanish gaming regulator, to CDON: (A) three (3) general licenses for a ten (10) year term which were extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (granted until July 30, 2025), (ii) roulette (extended until June 22, 2025), (iii) black jack (extended until June 22, 2025), (iv) sports betting (granted until April 28, 2025), (v) horse betting (granted until April 28, 2024) and (vi) other bets (granted until April 28, 2025) (collectively, the “CDON Licenses”).

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

Royal Decree 958/2020, dated November 3, 2020, on Commercial Communications of Gambling Activities, sets forth certain advertising restrictions and, among other things, forbids gambling companies from appearing on uniform shirts of football clubs and sponsoring their stadium names. On November 3, 2022 the Spanish Official Gazette published a new parliamentary act amending the Spanish Gambling Law.

On March 14, 2022, Royal Decree 176/2023 on Safer Gambling Environments was passed. This Royal Decree supplements Royal Decree 958/2020 on Commercial Communications of Gambling Activities regarding the responsible and safe gambling duties and supersedes the provisions related to responsible gambling (i.e., Articles 29 to 35 of RD 958/2020). This Royal Decree emphasizes the responsible or safe gambling policies already contemplated in the Spanish Gaming Law and establishes special protection categories such as participants with intensive gambling behavior, young players or participants with risky gambling behaviors. The Royal Decree sets forth special protective measures that range from restricting the use of credit cards as opposed to debit cards by participants with intensive gambling behavior or participants with risky gambling behaviors, to the prohibition of treating young players (between 18 and 25 years old) as “VIP players”. Operators are required to provide detailed information to players regarding their gaming behavior such as time played, amounts wagered and losses incurred. Certain provisions of this Royal Decree will enter into force on September 15, 2023 and the remaining provisions will enter into force on March 15, 2024.

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

Colombia

Codere Online operates online gaming in Colombia pursuant to license C1470, which allows for the operation of online gaming, granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A., a subsidiary of the Codere Group. The Colombia License was transferred to Codere Online Colombia S.A.S., a subsidiary of Codere Online. The license was originally granted for a term of five (5) years until November 15, 2022 and was subsequently renewed until November 14, 2025 pursuant to contract C1901 (the “Colombia License”).

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

Italy

On December 30, 2022, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy. Codere Online operated online gaming in Italy pursuant to Remote Gaming License no. 15411 granted to Codere Scommese S.r.l. on October 7, 2019, which expired on December 31, 2022 (the “Italy License”) and which granted Codere Scommese S.r.l. the right to operate certain online gaming activities.

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

In 2002, The Gambling Control Board Plenary, in exercise of its legal powers, issued the regulations governing the licenses of electronic gambling activities which was modified by Resolution No. 11 of March 6, 2020 (the “Resolution”). The Resolution regulates the operation of gambling activities through internet and establishes the procedures and requirements to be fulfilled by all individuals and corporations interested in obtaining a license to operate online gaming platforms. This Resolution expressly excludes from the definition of gambling activities racehorses, lottery, and amateur matches in which Panamanian nationals participate.

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

In March 2023, Codere Online withdrew its application for a license in the province of Cordoba (Argentina), which was in the pre-award phase, given regulatory and tax uncertainties related to online gaming activities in the city and the province of Cordoba.

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 97%-owned by Codere Online) signed an online gaming license agreement with the local authority (IPJC) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023.

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

In 2022, the federal government has published a decree to enact indirect taxes on online gambling deposits. Decree 293/2022, published on June 1, implements the 2020 federal Budget Law 27,591. According to the 2020 budget law and the new implementing decree, the value of net deposits made by Argentines with online gambling platforms is taxable, with the tax rate ranging from 2.5% to 15% depending on the circumstances of the operator in question.

Malta

Codere Online held business-to-consumer (“B2C”) and business-to-business (“B2B”) Maltese gaming licenses until the first quarter of 2023. Codere Online voluntarily surrendered its B2C license on February 28, 2023 as it does not currently offer online casino and sports betting to customers located in Malta. On March 3, 2023, Codere Online voluntarily surrendered its B2B license, which authorized the provision of B2B gaming services.

On October 20, 2022, the Parent Board approved the liquidation of its Maltese operating entity ONOL, of its Maltese supporting entity OMSE, and of its Gibraltar supporting entity Codere (Gibraltar) Marketing Services Limited. The liquidation is expected to be completed by the end of 2023, subject to certain conditions.

C.	Organizational Structure

Parent is a holding company with the following subsidiaries in the United States, Spain, Israel, Malta, Panama, Colombia, Mexico and Gibraltar as of December 31, 2022.

Name of Subsidiary(1)	Ownership Interest		Jurisdiction of Organization
Asociación en Participación(2)	99.99	%(2)	Mexico(2)
Codere (Gibraltar) Marketing Services Limited(3)	100%		Gibraltar
Codere Israel Marketing Support Services Limited	100%		Israel
Codere Online Argentina S.A.	95%		Argentina
Codere Online Colombia S.A.S.	100%		Colombia
Codere Online Management Services Limited(3)	100%		Malta
Codere Online Operator Limited(3)	100%		Malta
Operating Management Services Panama, S.A.(4)	100%		Panama
Codere Online U.S. Corp.	100%		Delaware
Codere Online, S.A.U.	100%		Spain
Servicios de Juego Online S.A.U.	100%		Spain

(1)	Codere Online completed the sale of Codere Scommese S.r.l. on December 30, 2022, which is not included in this table.
(2)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”.
(3)	Under liquidation, expected to be completed by the end of 2023.
(4)	Formerly Codere Online Panama, S.A.

D.	Property, Plants and Equipment

Codere Online leases from Codere Newco a portion of the space within the offices of the Codere Group headquarters located at Avenida de Bruselas, 26 in Alcobendas (Madrid, Spain). Codere Online also has the right to use certain office space and equipment within Codere Group’s offices across various jurisdictions. Codere Online also leases office spaces in Melilla (Spain), Malta, Gibraltar, Luxembourg and Israel from third-parties.

E.	Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

The following discussion and analysis provides information which Codere Online’s management believes is relevant to an assessment and understanding of Codere Online’s results of operations and financial condition. This discussion and analysis should be read together with the Annual Financial Statements that are included elsewhere in this annual report. This discussion and analysis should also be read together with Item 4.B. “Business Overview.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Risk Factors” or elsewhere in this annual report.

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

Overview

Codere Online is an international online casino gaming and online sports betting group focused on providing its customers with a safe and enjoyable online gaming experience. Codere Online currently operates primarily in Spain, Mexico, Colombia, Panama and Argentina, where it offers its users the ability to play online casino games and bet on sports events. Codere Online seeks to innovate and expand its product offering on its established and flexible technology platform as it pursues its vision to be a leading online casino gaming and online sports betting operator in Latin America. Codere Online maintains a wide and updated catalogue of online casino games from multiple third-party content providers.

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had nearly 43,000 slots in over 9,700 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2021, and approximately 46,000 slots and 9,400 retail venues as of December 31, 2022.

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. Mr. Edree was replaced by former Chief Operating Officer Aviv Sher on March 1, 2023. As of February 1, 2023, Codere Online had approximately 255 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina, Israel, Malta and Gibraltar. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team and an established and flexible technology platform, and due to other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online seeks to expand into other markets in Latin America (many of which are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to explore options to access the large Hispanic market in the United States (an estimated 62 million people as of 2020, according to the U.S. Census Bureau) in the future.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 10% in each of such markets in terms of net gaming revenue as of December 31, 2022. Since the Business Combination, which was consummated in November 2021, Codere Online has been using a significant part of the proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets. Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations.

In the City of Buenos Aires, Iberargen S.A., a subsidiary of the Codere Group, started operating in December 2021 and was the first operator to receive approval for its platform implementation program in October 2020 by the City of Buenos Aires’ regulator, LOTBA (Lotería de Buenos Aires). In addition, Codere Online expects to benefit from the Codere Group’s leading retail presence in the province of Buenos Aires, where it operates 13 bingo halls and has a significant market share. Further, Codere Online expects to expand its operations in Argentina to the Province of Mendoza, where it was awarded an online gaming license in April 2023.

For the twelve months ended December 31, 2022, Codere Online’s revenues grew to €115.7 million compared to €80.3 million for the twelve months ended December 31, 2021, mainly due to strong revenue trends in Mexico and Spain due to the removal of most of the restrictions imposed in response to the COVID-19 pandemic, which had been relaxed gradually since 2021, Codere Online’s marketing efforts, the modernization of the online gaming systems, and the FIFA World Cup in the last quarter of 2022. For the twelve months ended December 31, 2021, Codere Online’s revenues grew to €80.3 million compared to €70.5 million for the twelve months ended December 31, 2020, mainly due to strong revenue trends in Spain, despite regulatory headwinds, and substantial growth achieved across Latin America on the back of a significant increase in average monthly active players, partially due to the impact from the COVID-19 pandemic on sporting events (i.e. cancellation of events) during the second quarter of 2020.

Going Concern

The report issued by Ernst & Young, S.L., Codere Online’s independent registered public accounting firm, on the Annual Financial Statements includes an explanatory paragraph describing conditions that raise substantial doubt about Codere Online’s ability to continue as a going concern as described in Note 3(n) to the Annual Financial Statements. Codere Online is dependent on the Codere Group for the use of the Codere brand, certain gaming licenses and certain services. The Codere Group’s significant liquidity and operational tensions, which could result in Codere Group’s default on its debt and other obligations and affect Codere Group’s ability to provide services to Codere Online and perform its obligations under the related-party agreements, raise substantial doubt about Codere Online’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments that might result from Codere Online’s inability to continue as a going concern. If Codere Online is unable to continue as a going concern, investors could suffer the loss of all or a substantial portion of their investment.

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

As Parent was incorporated on June 4, 2021, the Exchange was consummated on November 29, 2021 and the Merger was consummated on November 30, 2021, such events are not accounted for in the audited combined carve-out financial statements of the Codere Online Business as of and for the year ended December 31, 2020, which also do not account for the accounting impacts of the Closing of the Business Combination.

The financial statements for the year ended December 31, 2020 are combined carve-out financial statements. The financial statements as of and for the years ended December 31, 2022 and 2021 are consolidated carve-out financial statements. For additional information on the preparation of the Annual Financial Statements, see “Preparation of the Annual Financial Statements.”

Given the significance of the Business Combination, the financial condition and results of operations as of and for the year ended December 31, 2021 may not be directly comparable with Codere Online’s financial condition and results of operations as of and for other financial periods discussed herein or future financial periods. The consolidated carve-out income statement for the year ended December 31, 2021, includes listing and transaction costs related to the Business Combination under other operating expenses. As the Merger was accounted for under IFRS 2, the difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2 and was recorded within the listing and transaction costs line. Additionally, the net transaction costs associated with the Business Combination were also included within this heading, amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Codere Newco. For additional information, see Note 2 to the Annual Financial Statements.

Key Factors Affecting Operating Results

The following factors have affected, and are expected to continue to affect, our business, results of operations, financial condition and prospects:

COVID-19

COVID-19 significantly impacted the economic conditions around the world. Beyond disruptions in normal business operations, one of the main impacts of the pandemic on Codere Online’s business was the rescheduling, reconfiguring, suspension, postponement and cancellation of major sports seasons and sporting events in 2020 and 2021, which adversely affected Codere Online’s online sports betting business (which accounts for roughly half of its revenue). At the same time, Codere Online benefited from a change in consumer habits as a result of people being required to stay in their homes or otherwise voluntarily staying in their homes, especially during the most intense periods of the COVID-19 pandemic in 2020. The temporary closures of gaming and sports betting facilities and the imposition of capacity limitations on such venues due to COVID-19 caused an increase in new users utilizing online casino gaming and online sports betting.

Industry Opportunity and Competitive Landscape

Codere Online operates within the global entertainment and gaming industry, which is comprised of diverse products and offerings that compete for consumers’ time and disposable income. Our short-to-medium focus is on replicating our Spanish online strategy in certain high growth core markets in Latin America, including Mexico, Colombia, Panama and Argentina. We will also seek to expand into new markets in Latin America as they become regulated, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina (beyond the City of Buenos Aires, where it started operating in December 2021). We also intend to explore options to access the Hispanic market in the United States. As Codere Online prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have more experience in online casino gaming and online sports betting and have access to more resources. Codere Online believes that its online gaming platform, experience operating in different jurisdictions, the “Codere” brand and its marketing strategies which appeal to customers and its many unique product offerings and bonus features will enable Codere Online to compete with such established industry players.

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

Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations. While Codere Online is continuing to assess the efficiency of its marketing and promotion activities, it is difficult for Codere Online to predict when it will achieve its longer-term profitability objectives.

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

Codere Online seeks to mitigate these risks through data science and analytics and rules built into its platform, as well as active management of its amounts at risk at a point in time, but it may not always be able to do so successfully. In particular, as part of its platform, Codere Group’s Trading and Risk team is responsible for implementing the pricing strategy (i.e., setting and continuously adjusting, based on averaging activity, the fixed odds) defined by Codere Online and its furtherance of Codere Online’s online sports betting offering, as well as identifying fraudulent activity. Codere Group’s Trading and Risk team receives, reviews and compares the odds received by third-party feed providers to Codere Online’s strategy and informs management on the risk assumed as a result of the accumulated amount of bets in the event that they exceed the amounts established as per risk management parameters in place at the time. Further, Codere Group’s traders continuously monitor competitor pricing across a wide range of sporting events to ensure that Codere Online’s betting markets are competitive. For additional information, see Item 4.B. “Business Overview—Technology Platform.”

Seasonality and Mix of Revenue Based on Time Period in Markets

Codere Online’s profitability will generally depend on how long it has been operating in each jurisdiction. Generally, but not always, Codere Online’s level of profitability will increase with more years in a jurisdiction. Further, Codere Online’s online sports betting business experiences seasonality based on the relative popularity of certain sports. Although exciting sporting events occur throughout the year, Codere Online’s online sports wagering users are most active during the season of the main sport league in a given jurisdiction as well as during any worldwide events, such as the FIFA World Cup in the last quarter of 2022.

Limited Operating History and Potential for Growth

Codere Online has a limited operating history in the online casino gaming and online sports betting industry, which is continuously evolving. Codere Online is in the development stage and, consequently, its future results of operations may differ significantly from the financial data included herein. As early stage companies, Codere Online has limited experience and has not yet demonstrated its ability to obtain profit outside of Spain, where it launched its operations before than in other markets. Codere Online has not produced a net profit in any of the periods covered by the Annual Financial Statements, and may not produce a net profit in the near future, or at all. See Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses at least through 2023.”

Although Codere Online is in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations, Codere Online intends to continue making significant investments to support its business operations and growth as it continues to deploy proceeds from the Business Combination. There is no assurance that Codere Online’s strategy will be successful or that, in the absence of additional funds, the Company will meet its future goals and priorities. Consequently, any predictions about future performance may not be as accurate as they would be if Codere Online had a history of successfully operating in the online gaming industry or if Codere Online was going to continue to operate in accordance with past practice.

Independent Operations and Listing

Codere Online has limited experience operating as an independent company or as a Nasdaq-listed company. Historically, Codere Newco and certain of its subsidiaries have provided certain services related to corporate functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. Following the consummation of the Business Combination, Codere Newco has continued to provide many of these services under a Sponsorship and Services Agreement between Codere Online and Codere Newco. While these services are being provided to Codere Online by Codere Newco and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation, and Codere Online’s operational and financial flexibility to modify or implement changes with respect to such services may be limited. Codere Online’s results of operations may be affected by its dependency on these services. The Codere Group’s ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business) may be affected as a result of changes in Codere Group’s management, business priorities and strategy, or if the Codere Group enters into (or fails to enter into) further corporate reorganizations or restructurings, including the 2023 Proposed Restructuring, or if the Codere Group fails to meet its liquidity needs, its operations are interrupted or intervened or otherwise. The Codere Group’s significant liquidity and operational tensions, which could result in Codere Group’s default on its debt and other obligations and affect Codere Group’s ability to provide services to Codere Online and perform its obligations under the related-party agreements, raise substantial doubt about Codere Online’s ability to continue as a going concern. However, Codere Online’s management has prepared the Annual Financial Statements assuming that Codere Online will continue as a going concern. See Item 3.D “Risk Factors—Risks Related to Codere Online—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online”, “—The Annual Financial Statements have been prepared assuming that Codere Online will continue as a going concern” and “—Codere Online’s independent registered public accounting firm’s report contains an explanatory paragraph describing conditions that raise substantial doubt about Codere Online’s ability to continue as a going concern.”

Furthermore, as a public company, Codere Online acts in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Parent anticipates that the process of building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Parent’s senior management has determined that the material weaknesses described in Item 15 “Controls and Procedures” existed as of December 31, 2022. See Item 3.D. “Risk Factors—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified material weaknesses in its internal control over financial reporting. If Parent is unable to remediate these material weaknesses, or if Parent identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants” and Item 15 “Controls and Procedures—Management’s annual report on internal control over financial reporting”.

In addition, Parent is subject to onerous obligations under the Registration Rights and Lock-Up Agreement. Efforts to satisfy such obligations may divert the attention of management and key personnel and result in substantial expense.

Exchange Rate Fluctuations

Codere Online’s functional currency is the euro. Codere Online’s business, results of operations and financial condition can be affected significantly by fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. See Note 15 to the Annual Financial Statements and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s audited consolidated carve-out balance sheet and statement income/(loss) as of and for the year ended December 31, 2022, 2021 and 2020.

Business e-Mail Compromise Incident

During the first half of 2022, Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. After hacking the e-mail account of one of Codere Online’s senior officers, the perpetrators sent illegitimate requests for payments attaching doctored invoices reflecting fraudulent account information for otherwise legitimate payment requests. As a result, in the first half of 2022, Codere Online made certain payments on outstanding invoices totaling approximately €744 thousand to foreign accounts controlled by the impersonator rather than to the account of the real vendor (the “Business e-Mail Compromise”).

Codere Online launched an internal investigation to determine the full extent of the fraud scheme and related potential exposure in connection with the Business e-Mail Compromise, and recorded a one-time pre-tax charge of €744 thousand in the year ended December 31, 2022 as the result of this event (see “—Results of Operations—Comparison of the year ended December 31, 2022 to the year ended December 31, 2021–Other operating expenses.”). Following the discovery of the Business e-Mail Compromise, Codere Online promptly initiated contact with the banks involved in the wire transfers as well as appropriate law enforcement authorities. To date, Codere Online has recovered a de minimis portion of the amounts transferred to illegitimate recipients in connection with the Business e-Mail Compromise. Codere Online is continuing to pursue the recovery of the amounts transferred. Codere Online may be limited in what information it can disclose as it is currently considering legal action and other remedies available in connection with the Business e-Mail Compromise. The ultimate amount of the loss will depend on Codere Online’s success in recovering some or all of the funds. Codere Online currently believes the Business e-Mail Compromise is an isolated event and, to its knowledge, it did not compromise users’ account deposits or login credentials and did not result in any unauthorized access to any of the confidential consumer information or other user data that Codere Online maintains. To date, Codere Online has not found any evidence of additional fraudulent activity. While this matter will result in some additional near-term expenses, Codere Online does not expect the Business e-Mail Compromise incident to have a material impact on its business.

Codere Online, led by the Internal Audit team of Codere Group, conducted an investigation into the Business e-Mail Compromise. The investigation concluded on June 27, 2022 with a report to the audit committee of the Parent Board. The investigation uncovered that the information contained in the e-mail account of the Codere Online senior officer was accessible to, and may have been accessed by, the perpetrators. Except for the information contained in such e-mail account, there is no evidence that Codere Online’s systems were penetrated or that any corporate information, including our financial and accounting information, was accessed. The investigation found no evidence of employee criminal involvement in the Business e-Mail Compromise. In connection with this investigation, Parent’s senior management concluded that Codere Online did not maintain effective disclosure controls and procedures because of the existence of certain material weaknesses in internal control over financial reporting described below. Codere Online has implemented enhanced internal controls over financial reporting and is in the process of implementing additional procedures and controls pursuant to recommendations from the investigation, as further described below. See Item 15 “Controls and Procedures”.

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

Codere Online’s business includes the following operating segments:

●	Spain. The Spain segment consists of revenue generated by CDON.

●	Mexico. The Mexico segment consists of revenue generated by the AenP pursuant to the AenP Agreement.

●	Colombia. The Colombia segment consists of revenue generated by Codere Online Colombia S.A.S..

●	Other Operations. The Other Operations segment consists of revenue generated by Codere Online Panama, Codere Scommese, S.r.l., Codere Online Operator Limited, Iberargen, S.A. and Codere Online Argentina, S.A. (collectively, “Other Operations”). On December 30, 2022, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy.

●	Supporting Entities. The Supporting Entities segment consists of revenue generated by Codere Online Management Services Limited, Codere Israel Marketing Support Services LTD, Codere Online Luxembourg S.A., Codere Online U.S. Corp., Codere (Gibraltar) Marketing Services LTD, Servicios de Juego Online S.A.U. and Surviving Corporation (collectively, the “Supporting Entities”). The Supporting Entities provide support services, such as marketing and management services, to the operating entities of Codere Online. Therefore, most of the revenue generated by the Supporting Entities is eliminated in the consolidation process, as a result of offsetting the corresponding expenses from the relevant operating entities.

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

Codere Online maintains a wide and updated catalogue of online casino games from multiple third-party content providers. Codere Online believes that its ability to offer a wide array of online gaming products effectively reduces its customer acquisition costs and player churn by providing a superior product offering to customers.

Online sports betting and other bets

Online sports betting involves a user placing a wager on an event at some fixed odds (a “proposition”) determined by Codere Online. If the user wins, Codere Online pays out the bet. If the user loses, Codere Online keeps the amount wagered. Codere Online takes risk on any such wager to the extent that its “book” (i.e., wagers accepted for either or all propositions bet outcomes) may not be balanced and, depending on the result of the event, Codere Online may generate an aggregate win or loss on the overall book. Codere Online seeks to generate revenue by setting odds such that there is a built-in theoretical margin in each proposition offered to its users. While different outcomes of the events may cause volatility in Codere Online’s revenue, Codere Online believes it can deliver a fairly stable sports betting margin over the long term.

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

Codere Online’s online sports betting business has a vast and diversified offering with thousands of live events per year throughout most major sports taking place around the world, which helps to minimize the impact of seasonality. Nonetheless, seasonality has an effect in certain periods of the year given the relative popularity of certain local sports, such as top tier football in Europe.

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

Other operating expenses

Other operating expenses consists primarily of marketing expenses, professional services and other expenses, gambling taxes, casino license royalties (which consists of fees paid to third parties for the commercialization of their casino games), which are described in more detail below, as well as utilities, repairs and maintenance, among other expenses.

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

For the year ended December 31, 2021, other operating expenses also includes expenses incurred as a result of the Related Party Agreements (some of which became effective upon the consummation of the Business Combination) and certain listing and transaction costs related to the Business Combination. As the Merger was accounted for under IFRS 2, the difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2 and was recorded within the listing and transaction costs line. Additionally, the net transaction costs associated with the Business Combination were also included within this heading, amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Codere Newco.

As part of its growth strategy, Codere Online significantly increased its marketing expenses following the consummation of the Business Combination in 2021 and 2022. Although Codere Online is in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations, Codere Online intends to continue using a significant portion of the proceeds from the Business Combination to fund its marketing expenditure in its core markets at least through 2023.

Marketing efforts vary significantly from region to region:

●	Spain. The market in Spain is mature. Therefore, while Codere Online continuously seeks to acquire new customers from its competitors, it mainly focuses its marketing efforts on its existing customers to drive an increase in spending. The most notable marketing initiative in Spain in recent years has been the sponsorship agreement with Real Madrid. Nonetheless, on November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. On October 7, 2021, the RM Sponsorship Agreement was further amended to, among other things, extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026 (with either party having a right to terminate the agreement at the end of the 2022-2023 football season) and amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic. The Codere Group has forged a strong relationship with Real Madrid in these last years and is currently exploring new avenues of collaboration in the future. Codere Online benefits from and has use rights to the existing, and any future amended, sponsorship agreement with Real Madrid. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

●	Mexico. The market in Mexico is expanding. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. The most notable marketing sponsorship agreement in Mexico is the agreement with the football team Rayados in Monterrey, a leading team in the local league, a deal which Codere Online closed in early 2021 in order to replicate its Spanish marketing model.

●	Colombia. The market in Colombia is expanding. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. In Colombia, Codere Online has various sponsorships with sports celebrities.

●	Argentina. Codere Online started operating in the City of Buenos Aires in December 2021. In order to boost its brand positioning, the Codere Group entered into a sponsorship agreement with one of the two most important football teams in Argentina, River Plate. Starting in June 2021, the “Codere” logo was added to the sleeve of the uniform shirt of players and, since the 2022/2023 season, it appears on the front of the shirt. Codere Online benefits from Codere Group’s sponsorship agreement with River Plate pursuant to the terms and conditions of the Sponsorship and Services Agreement (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”).

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

Additionally, finance income related to the change in fair value of Parent Warrants is included under this heading. The Parent Warrants resulted from the conversion of the DD3 Warrants into warrants of Parent representing the right to purchase Ordinary Shares. On November 30, 2021, the date of the conversion, the market price of the Parent Warrants was approximately €1.46 per Parent Warrant or €9.4 million in the aggregate. As of December 31, 2021, the market price decreased to approximately €0.86 per Parent Warrant or €5.5 million in the aggregate. Therefore, as of December 31, 2021, the fair value of the warrant liabilities amounted to approximately €5.5 million. The change in fair value of the Parent Warrants between November 30, 2021 and December 31, 2021 was recorded in the consolidated carve-out income statement as finance income amounting to approximately €3.9 million for the year ended December 31, 2021. As of December 31, 2022, the fair value of the warrant liabilities amounted to approximately €1.3 million. The change in fair value of the Parent Warrants between December 31, 2021 and December 31, 2022 was recorded in the consolidated carve-out income statement as finance income amounting to approximately approximately €4.3 million for the year ended December 31, 2022.

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

Results of Operations

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following table sets forth Codere Online’s consolidated carve-out income statements for the periods indicated:

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Revenue	115,747	80,253	35,494	44.2%
Personnel expenses	(15,301)	(7,080)	(8,221)	116.1%
Depreciation and amortization	(556)	(721)	165	(22.9)%
Other operating expenses	(155,765)	(143,481)	(12,284)	8.6%
Operating expenses	(171,622)	(151,282)	(20,340)	13.4%
OPERATING LOSS	(55,875)	(71,029)	15,154	(21.3)%
Finance income / (costs)	12,460	3,982	8,478	212.9%
Net financial results	12,460	3,982	8,478	212.9%
NET LOSS BEFORE TAX	(43,415)	(67,047)	23,632	(35.2)%
Income tax expense	(2,968)	(966)	(2,002)	207.2%
NET LOSS FOR THE YEAR	(46,383)	(68,013)	21,630	(31.8)%
Attributable to equity holders of the parent	(46,382)	(68,067)	21,685	(31.9)%
Attributable to non-controlling interest	(1)	54	(55)	n.m.

The following tables break down certain of the information presented in the consolidated carve-out income statement for the years ended December 31, 2022 and 2021 by operating segments.

	For the year ended December 31, 2022
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	60,043	45,518	7,007	3,179	56,310	(56,310)	115,747
Personnel expenses	(559)	(1,184)	(178)	(875)	(12,505)	-	(15,301)
Depreciation and amortization	(51)	(21)	(4)	(125)	(355)	-	(556)
Other operating expenses	(53,521)	(74,074)	(14,315)	(9,383)	(60,770)	56,298	(155,765)
Operating expenses	(54,131)	(75,279)	(14,497)	(10,383)	(73,630)	56,298	(171,622)
OPERATING INCOME/(LOSS)	5,912	(29,761)	(7,490)	(7,204)	(17,320)	(12)	(55,875)
Finance income	256	3,366	1,477	1,344	25,327	(6,667)	25,103
Finance costs	(1)	(2,724)	(1,776)	290	(57,385)	48,953	(12,643)
Net financial results	255	642	(299)	1,634	(32,058)	42,286	12,460
NET INCOME/(LOSS) BEFORE TAX	6,167	(29,119)	(7,789)	(5,570)	(49,378)	42,274	(43,415)
Income tax benefit/(expense)	(576)	10	(4)	(4)	(2,406)	12	(2,968)
NET INCOME/(LOSS) FOR THE YEAR	5,591	(29,109)	(7,793)	(5,574)	(51,784)	42,286	(46,383)
Attributable to equity holders of the parent	5,591	(29,108)	(7,793)	(5,574)	(51,784)	42,286	(46,382)
Attributable to non-controlling interest	-	(1)	-	-	-	-	(1)

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

	For the year ended December 31, 2021
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(2)	Total
Revenue	49,753	24,908	3,976	989	39,547	(38,920)	80,253
Personnel expenses	(359)	(407)	(95)	(283)	(5,934)	(2)	(7,080)
Depreciation and amortization	(150)	(7)	(3)	(100)	(462)	1	(721)
Other operating expenses(1)	(47,947)	(36,812)	(7,853)	(2,314)	(51,615)	3,060	(143,481)
Operating expenses	(48,456)	(37,226)	(7,951)	(2,697)	(58,011)	3,059	(151,282)
OPERATING INCOME/(LOSS)	1,297	(12,318)	(3,975)	(1,708)	(18,464)	(35,861)	(71,029)
Finance income	(5)	242	4	32	14,437	(10,167)	4,543
Finance costs	-	(7)	(28)	(2)	(10,649)	10,125	(561)
Net financial results	(5)	235	(24)	30	3,788	(42)	3,982
NET INCOME/(LOSS) BEFORE TAX	1,292	(12,083)	(3,999)	(1,678)	(14,676)	(35,903)	(67,047)
Income tax benefit/(expense)	(68)	-	-	(7)	(891)	-	(966)
NET INCOME/(LOSS) FOR THE YEAR	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,903)	(68,013)
Attributable to equity holders of the parent	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,957)	(68,067)
Attributable to non-controlling interest	-	-	-	-	-	54	54

(1)	Includes listing and transaction costs related to the Business Combination as described in Note 2 to the Annual Financial Statements.
(2)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €35.4 million, or 44.2%, to €115.7 million for the year ended December 31, 2022 from €80.3 million for the year ended December 31, 2021, primarily due to the increase in revenue in Mexico and Spain as set forth below.

For the year ended December 31, 2022 and the year ended December 31, 2021, online sports betting revenue amounted to €58.5 million and €45.9 million, respectively, and online casino wagering revenue amounted to €57.3 million and €34.2 million, respectively. Other revenue in 2021 resulted from the disposition of the Greenplay brand, which amounted to €0.2 million as described in Note 13 to the Annual Financial Statements.

The following table sets forth the distribution of our revenues by operating segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Spain	60,043	49,753	10,290	20.7%
Mexico	45,518	24,908	20,610	82.7%
Colombia	7,007	3,976	3,031	76.2%
Other Operations	3,179	989	2,190	221.4%
Supporting Entities	56,310	39,547	16,763	42.4%
Intercompany eliminations	(56,310)	(38,920)	(17,390)	44.7%
Total	115,747	80,253	35,494	44.2%

Revenue in Spain increased €10.3 million, or 20.7%, to €60.0 million for the year ended December 31, 2022 from €49.8 million for the year ended December 31, 2021. This increase was primarily due to an increase in online casino wagering, mainly due to the addition of new casino games to Codere Online’s online gaming system. Also, online sports betting results were especially strong in the last quarter of 2022 due to the FIFA World Cup, which attracted new customers and maintained the commitment of existing customers in online sports betting. This increase was also supported by the marketing efforts in Spain, despite the approval in November 2022 of Law 23/2022, which amended the Spanish Gaming Law and set forth new advertising restrictions, limiting advertising during certain hours of the day and the issuance of welcome bonuses, based on certain principles of corporate social responsibility.

Revenue in Mexico increased €20.6 million, or 82.7%, to €45.5 million for the year ended December 31, 2022 from €24.9 million for the year ended December 31, 2021. This increase was primarily due to the marketing efforts in Mexico, where we deployed a significant amount of our marketing spend in 2022, the addition of new casino games, which contributed to an increase in online casino wagering, and the FIFA World Cup in the last quarter of 2022 which both attracted new customers and maintained the commitment of existing customers in online sports betting. During 2022, revenue from online casino wagering increased by €14.1 million, while revenue from online sports betting increased by €6.5 million.

Revenue in Colombia increased €3.0 million, or 76.2%, to €7.0 million for the year ended December 31, 2022 from €4.0 million for the year ended December 31, 2021. This increase was driven by a significant increase in the number of customers, due to the marketing efforts in Colombia, an increase in online sports betting, especially in the last quarter of 2022 due to the FIFA World Cup, and an increase in online casino wagering, mainly due to the addition of new casino games to Codere Online’s online gaming system. During 2022, revenue from online casino wagering increased by €1.3 million, while revenue from online sports betting increased by €1.7 million. Codere Online increased its focus on customer loyalty programs and marketing initiatives, including its sponsorships with celebrities in Colombia.

Revenue from Other Operations increased €2.2 million, or 221.4%, to €3.2 million for the year ended December 31, 2022 from €1.0 million for the year ended December 31, 2021. This increase was primarily driven by Codere Online’s operations in the City of Buenos Aires (Argentina), where Codere Online started operating in December 2021. Revenue from Codere Online’s operations in the City of Buenos Aires (Argentina) amounted to €1.1 million in 2022.

Revenue generated by the Supporting Entities segment increased €16.8 million, or 42.4%, to €56.3 million for the year ended December 31, 2022 from €39.5 million for the year ended December 31, 2021. This increase was primarily due to the growth of Codere Online’s business, especially in Mexico, Spain and Colombia, which demanded support services, such as marketing and management services from the Supporting Entities. The intercompany eliminations shown in the table above relate primarily to the revenue from the Supporting Entities segment.

Personnel expenses

Personnel expenses increased €8.2 million, or 116.1%, to €15.3 million for the year ended December 31, 2022 from €7.1 million for the year ended December 31, 2021. This increase was primarily due to the hiring of additional personnel as a result of the expansion of the business and to reinforce Codere Online’s corporate structure as a U.S.-listed company. Codere Online had approximately 253 employees as of December 31, 2022, of which 249 were full-time employees, compared to approximately 139 employees as of December 31, 2021, of which 137 were full-time employees.

Depreciation and amortization

Depreciation and amortization decreased €0.1 million, or 22.9%, to €0.6 million for the year ended December 31, 2022 from €0.7 million for the year ended December 31, 2021. The decrease was primarily due to the fact that certain intangible assets were fully amortized in 2021.

Other operating expenses

Other operating expenses increased €12.3 million, or 8.6%, to €155.8 million for the year ended December 31, 2022 from €143.5 million for the year ended December 31, 2021. The increase was primarily due to an increase in marketing expenses followed by an increase in professional services and other expenses.

The following table sets forth the breakdown of our other operating expenses for the year ended December 31, 2022 and the year ended December 31, 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Gambling taxes	11,529	8,440	3,089	36.6%
Leases	526	596	(70)	(11.7)%
Utilities, repairs and maintenance	1,059	793	266	33.5%
Professional services and other expenses	49,396	35,905	13,491	37.6%
Listing and transaction costs	-	45,509	(45,509)	n.m.
Casino license royalties	4,843	4,024	819	20.4%
Marketing expenses	88,412	48,214	40,198	83.4%
Total	155,765	143,481	12,284	8.6%

Professional services and other expenses increased €13.5 million, or 37.6%, to €49.4 million for the year ended December 31, 2022 from €35.9 million for the year ended December 31, 2021. This increase was primarily a result of additional professional services required in connection with the expansion of the business and the expenses related to the fact that Codere Online became a U.S.-listed company, especially legal, audit and consulting expenses. Additionally, during the first half of 2022, Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. As a result, in the first half of 2022, Codere Online made certain payments on outstanding invoices totaling approximately €744 thousand to foreign accounts controlled by the impersonator rather than to the account of the real vendor. See Item 5.A. “Operating Results—Business e-Mail Compromise Incident” for additional information on the Business e-Mail Compromise.

There were no listing and transaction costs recorded for the year ended December 31, 2022, compared to €45.5 million for the year ended December 31, 2021. In 2022 there were no listing and transaction costs because Codere Online did not carry out any capital markets transactions. Listing and transaction costs for the year ended December 31, 2021 primarily included the following:

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

Codere Online believes that marketing is a major driver of growth for its business. Codere Online focuses on traditional marketing (including TV, radio and press), digital marketing (including social media and affiliation networks) and sports sponsorships. Marketing expenses increased €40.2 million, or 83.4%, to €88.4 million for the year ended December 31, 2022 from €48.2 million for the year ended December 31, 2021.

This increase in spending was mainly centered in Mexico and, to a lesser extent, Spain, given the applicable marketing restrictions under the Spanish Gaming Law. During most of 2021 until the consummation of the Business Combination on November 30, 2021, marketing spend was adversely affected by the limited availability of funding due to the financial condition of the Codere Group, which was significantly affected by the closure of its retail establishments. The highest marketing expenditure levels in 2021 were recorded during the first half of 2021 until May 2021, when new marketing restrictions became effective in Spain, and in December 2021, funded with proceeds from the consummation of the Business Combination on November 30, 2021. Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations and is in the process of improving the efficiency of its marketing and promotion activities.

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Spain	53,521	47,947	5,574	11.6%
Mexico	74,074	36,812	37,262	101.2%
Colombia	14,315	7,853	6,462	82.3%
Other operations	9,383	2,314	7,069	305.5%
Supporting	60,770	51,615	9,155	17.7%
Intercompany eliminations	(56,298)	(3,060)	(53,238)	1,739.8%
Total	155,765	143,481	12,284	8.6%

Other operating expenses in Spain increased €5.6 million, or 11.6%, to €53.5 million for the year ended December 31, 2022 from €47.9 million for the year ended December 31, 2021. This increase was primarily due to the increase in marketing expenses from €20.8 million in 2021 to €21.2 million in 2022 and the increase in gambling tax expense from €5.7 million in 2021 to €7.7 million in 2022.

Other operating expenses in Mexico increased €37.3 million, or 101.2%, to €74.1 million for the year ended December 31, 2022 from €36.8 million for the year ended December 31, 2021. This increase was primarily due to the increase in marketing spend from €22.2 million in 2021 to €47.2 million in 2022 and the increase in professional services and other expenses from €5.05 million in 2021 to €8.5 million in 2022. Codere Online concentrated its marketing efforts in Mexico in 2022, where it deployed a significant amount of its marketing spend. Such efforts supported the growth of the business in Mexico and resulted in an 82.7% revenue increase in Mexico compared to 2021.

Other operating expenses in Colombia increased €6.4 million, or 82.3%, to €14.3 million for the year ended December 31, 2022 from €7.9 million for the year ended December 31, 2021. This increase was primarily due to the increase in marketing spend of €4.3 million in 2022.

Other operating expenses incurred by the Other Operations segment increased €7.1 million, or 305.5%, to €9.4 million for the year ended December 31, 2022 from €2.3 million for the year ended December 31, 2021. This increase was primarily driven by Codere Online’s operations in the City of Buenos Aires (Argentina), where Codere Online started operating in December 2021. Operating expenses incurred by Codere Online in Argentina increased from €2.3 million in 2021 to €6.4 million in 2022, mainly due to the increase in marketing expenses and professional services in Argentina.

Other operating expenses incurred by the Supporting Entities segment increased €9.2 million, or 17.7%, to €60.8 million for the year ended December 31, 2022 from €51.6 million for the year ended December 31, 2021. This increase was primarily driven by the increase in marketing expenses and professional services due to Codere Online’s business expansion in 2022. 92.6% of the Supporting Entities other operating expenses have been eliminated in the consolidation process.

Operating loss

As a result of the foregoing, operating loss decreased €15.2 million, or 21.4%, to €55.8 million for the year ended December 31, 2022 from €71.0 million for the year ended December 31, 2021.

Finance income / (costs)

Finance result increased €8.5 million to €12.5 million for the year ended December 31, 2022 from finance income of €4.0 million for the year ended December 31, 2021. The increase was primarily due to positive foreign exchange differences resulting from the fluctuation of the exchange rates between the euro and the other currencies, mainly the Colombian peso and the Argentine peso. The positive exchange rate impact amounted to approximately €5.8 million for the year ended December 31, 2022. Additionally, finance income was recorded for the year ended December 31, 2022 due to the change in the fair value of Parent Warrants. On December 31, 2021, the market price of the Parent Warrants was approximately €0.86 per Parent Warrant or €5.5 million in the aggregate. As of December 31, 2022, the market price decreased to approximately €0.20 per Parent Warrant or €1.3 million in the aggregate. Therefore, as of December 31, 2022, the fair value of the warrant liabilities amounted to approximately €1.3 million. The change in fair value of the Parent Warrants between December 31, 2021 and December 31, 2022 was recorded in the consolidated carve-out income statement as finance income amounting to approximately €4.2 million for the year ended December 31, 2022.

Net loss before tax

As a result of the foregoing, net loss before tax decreased €23.6 million, or 35.3%, to €43.4 million for the year ended December 31, 2022 from €67.0 million for the year ended December 31, 2021.

Income tax expense

Income tax expense increased €2.0 million, or 207.2%, to €3.0 million for the year ended December 31, 2022 from €1.0 million for the year ended December 31, 2021. This was primarily due to the fact that Codere Online had a lower net loss before tax for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Net loss for the period

As a result of the foregoing, net loss for the period decreased €21.6 million, or 31.8%, to €46.4 million for the year ended December 31, 2022 from €68.0 million for the year ended December 31, 2021.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

The following table sets forth Codere Online’s consolidated and combined carve-out income statements for the periods indicated:

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Revenue	80,253	70,497	9,756	13.8%
Personnel expenses	(7,080)	(5,157)	(1,923)	37.3%
Depreciation and amortization	(721)	(932)	211	(22.6)%
Other operating expenses	(143,481)	(78,657)	(64,824)	82.4%
Operating expenses	(151,282)	(84,746)	(66,536)	78.5%
OPERATING LOSS	(71,029)	(14,249)	(56,780)	398.5%
Finance income / (costs)	3,982	(520)	4,502	n.m.
Net financial results	3,982	(520)	4,502	n.m.
NET LOSS BEFORE TAX	(67,047)	(14,769)	(52,278)	354.0%
Income tax expense	(966)	(1,510)	544	(36.0)%
NET LOSS FOR THE YEAR	(68,013)	(16,279)	(51,734)	317.8%
Attributable to equity holders of the parent	(68,067)	(16,274)	(51,793)	318.3%
Attributable to non-controlling interest	54	(5)	59	n.m.

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

Revenue in Spain increased €1.5 million, or 3.1%, to €49.8 million for the year ended December 31, 2021 from €48.3 million for the year ended December 31, 2020. This increase was primarily due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic beginning in mid-March of 2020, returned at, or near to, pre-pandemic levels starting in June 2020 through the end of 2021. The return of sporting events, coupled with increased marketing, despite regulatory headwinds in Spain limiting Codere Online’s (and other online gaming operators) ability to offer player bonuses and other marketing activities in Spain, resulted in an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses. Additionally, as the central and regional governments in Spain began to lift lockdown and mobility and business restrictions in the second half of 2020, retail establishments, including Codere retail branches, progressively were able to return to operations at or near pre-pandemic levels, allowing retail customers to operate their online accounts from Codere retail locations, which they had not been able to do while such restrictions were in place, which contributed to an increase in online sports betting and online casino wagering.

Revenue in Mexico increased €6.5 million, or 35.2%, to €24.9 million for the year ended December 31, 2021 from €18.4 million for the year ended December 31, 2020. This increase was primarily due to the fact that the number and variety of sporting events, many of which had been cancelled due to the COVID-19 pandemic beginning in mid-March of 2020, returned at, or near to, pre-pandemic levels starting in June 2020 through the end of 2021. The return of sporting events, coupled with increased marketing, resulted in an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses. Additionally, as the Mexican government began to lift lockdown and mobility and business restrictions in the second half of 2020, retail establishments, including Codere retail branches, progressively were able to return to operations at or near pre-pandemic levels, allowing retail customers to operate their online accounts from Codere retail locations, which they had not been able to do while such restrictions were in place, which contributed to an increase in online sports betting and online casino wagering.

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

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Gambling taxes	8,440	8,867	(427)	(4.8)%
Leases	596	575	21	3.7%
Utilities, repairs and maintenance	793	1,258	(465)	(37.0)%
Professional services and other expenses	35,905	28,639	7,266	25.4%
Listing and transaction costs	45,509	-	45,509	n.m.
Casino license royalties	4,024	4,255	(231)	(5.4)%
Marketing expenses	48,214	35,063	13,151	37.5%
Total	143,481	78,657	64,824	82.4%

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

Finance income / (costs)

Finance income increased €4.5 million to €4.0 million for the year ended December 31, 2021 from finance costs of €0.5 million for the year ended December 31, 2020. The increase was primarily due to the change in the fair value of Parent Warrants. On November 30, 2021, the date of the conversion of the DD3 Warrants into warrants of Parent representing the right to purchase Ordinary Shares, the market price of the Parent Warrants was approximately €1.46 per Parent Warrant or €9.4 million in the aggregate. As of December 31, 2021, the market price decreased to approximately €0.86 per Parent Warrant or €5.5 million in the aggregate. Therefore, as of December 31, 2021, the fair value of the warrant liabilities amounted to approximately €5.5 million. The change in fair value of the Parent Warrants between November 30, 2021 and December 31, 2021 was recorded in the consolidated carve-out income statement as finance income amounting to approximately €3.9 million for the year ended December 31, 2021.

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

Non-GAAP Financial Data

In addition to the measures expressly defined in the IFRS, Codere Online also uses EBITDA and net gaming revenue, which are non-GAAP measures, for decision-making. These non-GAAP financial measures are being presented because they provide Codere Online’s management and readers with additional insight into Codere Online’s operational performance relative to historical periods and relative to its competitors. These non-GAAP financial measures are not a substitute for any IFRS financial information. Readers should use these non-GAAP financial measures only in conjunction with the comparable IFRS financial measures. Reconciliations of EBITDA to Net Income/(Loss), and net gaming revenue to revenue, the most comparable IFRS measures, respectively, are provided below.

Codere Online believes EBITDA and net gaming revenue are useful in evaluating Codere Online’s operating performance, as they are similar to measures reported by its public competitors and are regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. EBITDA and net gaming revenue are not intended to be substitutes for any IFRS financial measure and, as calculated, may not be comparable to other similarly-titled measures of performance of other companies in other industries or within the same industry. EBITDA and net gaming revenue should not be viewed in isolation or as a substitute for the measures presented according to IFRS.

EBITDA

EBITDA is calculated as net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the period	(46,383)	(68,013)	21,630	(31.8)%
Interest expense(1)	(32)	81	(113)	n.m.
Income tax expense/(benefit)	2,968	966	2,002	207.2%
Depreciation and amortization	556	721	(165)	(22.9)%
EBITDA	(42,891)	(66,245)	23,354	(35.3)%

(1)	Interest expense was calculated by summing all interest expense accounts that are included within finance costs in the consolidated carve-out income statements.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Spain	6,218	1,442	4,776	331.2%
Mexico	(27,292)	(12,076)	(15,216)	126.0%
Colombia	(7,731)	(3,996)	(3,735)	93.5%
Other Operations	(5,053)	(1,537)	(3,516)	228.8%
Supporting Entities	(44,788)	(4,107)	(40,681)	990.5%
Intercompany eliminations	35,755	(45,971)	81,726	n.m.
EBITDA	(42,891)	(66,245)	23,354	(35.3)%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	5,591	1,224	4,367	356.8%
Interest expense	-	-	-	-
Income tax expense/(benefit)	576	68	508	747.1%
Depreciation and amortization	51	150	(99)	(66.0)%
EBITDA from Spain	6,218	1,442	4,776	331.2%

EBITDA from Spain increased €4.8 million to €6.2 million for the year ended December 31, 2022 from €1.4 million for the year ended December 31, 2021. The year-on-year change was primarily due to an increase in operating income from €1.3 million for the year ended December 31, 2021 to €6.0 million for the year ended December 31, 2022. The increase in operating income was primarily a result of the revenue increase from €49.8 million for the year ended December 31, 2021 to €60.0 million for the year ended December 31, 2022 explained above.

Mexico

EBITDA from Mexico corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(29,109)	(12,083)	(17,026)	140.9%
Interest expense	1,805	-	1,805	-
Income tax expense/(benefit)	(10)	-	(10)	-
Depreciation and amortization	21	7	14	200.0%
EBITDA from Mexico	(27,293)	(12,076)	(15,217)	126.0%

EBITDA from Mexico decreased €15.2 million to negative EBITDA of €27.3 million for the year ended December 31, 2022 from negative EBITDA of €12.1 million for the year ended December 31, 2021. The year-on-year change was primarily due to an increase in operating loss from €12.3 million for the year ended December 31, 2021 to €29.8 million for the year ended December 31, 2022, which was driven mainly by an increase in other operating expenses of €37.3 million partially offset by an increase in revenue of €20.6 million. The increase in other operating expenses was related primarily to the increase in marketing expenses of €39.8 million and the increase in professional services and other expenses of €7.0 million during 2022 (both on a gross basis, before intercompany eliminations). Marketing spend in 2022 was funded with proceeds from the consummation of the Business Combination on November 30, 2021.

Colombia

EBITDA from Colombia corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia.

The following table provides a reconciliation of EBITDA from Colombia to net income/(loss) from Colombia for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(7,793)	(3,999)	(3,794)	94.9%
Interest expense	54	-	54	-
Income tax expense/(benefit)	4	-	4	-
Depreciation and amortization	4	3	1	33.3%
EBITDA from Colombia	(7,731)	(3,996)	(3,735)	93.5%

EBITDA from Colombia decreased €3.7 million to negative EBITDA of €7.7 million for the year ended December 31, 2022 from negative EBITDA of €4.0 million for the year ended December 31, 2021. The decrease was primarily due to an increase in operating loss from €4.0 million to €7.5 million, which was driven mainly by an increase in other operating expenses of €6.5 million partially offset by an increase in revenue of €3.0 million. The increase in other operating expenses was related primarily to the increase in marketing expenses during 2022 of €3.3 million (on a gross basis, before intercompany eliminations). Marketing spend in 2022 was funded with proceeds from the consummation of the Business Combination on November 30, 2021.

Other operations

EBITDA from Other operations corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Panama, Argentina and Italy.

The following table provides a reconciliation of EBITDA from Other operations to net income/(loss) from the Other operations entities segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(5,574)	(1,685)	(3,889)	230.8%
Interest expense	392	41	351	856.8%
Income tax expense/(benefit)	4	7	(3)	(42.9)%
Depreciation and amortization	125	100	25	25.0%
EBITDA from Other operations	(5,053)	(1,537)	(3,516)	228.8%

EBITDA from Other operations decreased €3.5 million to negative EBITDA of €5.1 million for the year ended December 31, 2022 from negative EBITDA of €1.5 million for the year ended December 31, 2021. The decrease in EBITDA from Other operations was primarily due to an increase in operating loss from €1.7 million to €7.2 million, which was driven mainly by an increase in other operating expenses of €7.1 million partially offset by an increase in revenue of €2.2 million. The increase in other operating expenses was related primarily to the fact that 2022 was the first full year of Codere Online’s operations in the City of Buenos Aires (Argentina), where Codere Online started operating in December 2021. As a result of Codere Online’s operations in the City of Buenos Aires (Argentina), marketing expenses increased by €4.8 million and a professional services and other expenses increased by €0.5 million during 2022 (on a gross basis, before intercompany eliminations).

Supporting Entities

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Malta, Gibraltar, Israel, Spain and the United States.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(51,784)	(15,567)	(36,217)	232.7%
Interest expense	4,235	10,107	(5,872)	(58.1)%
Income tax expense/(benefit)	2,406	891	1,515	170.0%
Depreciation and amortization	355	462	(107)	(23.2)%
EBITDA from the Supporting Entities	(44,788)	(4,107)	(40,681)	990.5%

EBITDA from the Supporting Entities segment decreased €40.7 million to negative EBITDA of €44.8 million for the year ended December 31, 2022 from negative EBITDA of €4.1 million for the year ended December 31, 2021. The primary driver of the decrease relates to an increase in operating loss from €15.6 million to €51.8 million, which was driven mainly by an increase in finance costs from €10.6 million to €57.4 million, and increase in other operating expenses of €9.2 million partially offset by an increase in revenue of €16.8 million. The increase in finance costs of the Supporting entities does not substantially affect the consolidated results because 85.3% (€49.0 million) of such costs is eliminated due to intercompany eliminations.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the period	(68,013)	(16,279)	(51,734)	317.8%
Interest expense(1)	81	394	(313)	(79.4)%
Income tax expense/(benefit)	966	1,510	(544)	(36.0)%
Depreciation and amortization	721	932	(211)	(22.6)%
EBITDA	(66,245)	(13,443)	(52,802)	392.8%

(1)	Interest expense was calculated by summing all interest expense accounts that are included within finance costs in the consolidated and combined carve-out income statements.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Spain	1,442	4,723	(3,281)	(69.5)%
Mexico	(12,076)	(7,866)	(4,210)	53.5%
Colombia	(3,996)	(1,250)	(2,746)	219.7%
Other Operations	(1,537)	(134)	(1,403)	n.m.
Supporting Entities	(4,107)	(8,480)	4,373	(51.6)%
Intercompany eliminations	(45,971)	(436)	(45,535)	n.m.
EBITDA	(66,245)	(13,443)	(52,802)	392.8%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the year	1,224	2,895	(1,671)	(57.7)%
Interest expense	-	281	(281)	n.m.
Income tax expense/(benefit)	68	1,077	(1,009)	(93.7)%
Depreciation and amortization	150	470	(320)	(68.1)%
EBITDA from Spain	1,442	4,723	(3,281)	(69.5)%

EBITDA from Spain decreased €3.3 million, or 69.5%, to €1.4 million for the year ended December 31, 2021 from €4.7 million for the year ended December 31, 2020. The year-on-year change was primarily due to the decrease in operating income from €4.3 million for the year ended December 30, 2020 to €1.3 million for the year ended December 31, 2021, which was driven mainly by an increase in other operating expenses of €4.7 million, partially offset by an increase in revenue of €1.5 million. The increase in other operating expenses was primarily a result of an increase in marketing expenses of €2.7 million (on a gross basis, before intercompany eliminations) during 2021. The highest marketing expenditure levels in 2021 were recorded during the first half of 2021 until May 2021, when new marketing restrictions became effective in Spain, and in December 2021, funded with proceeds from the consummation of the Business Combination on November 30, 2021. This contrasted with marketing spend in 2020 as Codere Online was not able to fully conduct its planned marketing spend due to the disruptions caused by COVID-19 in 2020.

Mexico

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

Colombia

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

Other operations

EBITDA from Other operations corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Panama, Argentina and Italy.

The following table provides a reconciliation of EBITDA from Other operations to net income/(loss) from the Other operations entities segment for the years ended December 31, 2021 and 2020.

	For the year ended December 31,		Change
(in thousands of euros)	2021	2020	€	%
Net income/(loss) for the year	(1,685)	(120)	(1,565)	n.m.	%
Interest expense	41	101	(60)	(59.4)%
Income tax expense/(benefit)	7	(118)	125	(105.9)%
Depreciation and amortization	100	3	97	n.m.	%
EBITDA from Other operations	(1,537)	(134)	(1,403)	n.m.	%

EBITDA from Other operations decreased €1.4 million to negative EBITDA of €1.5 million for the year ended December 31, 2021 from negative EBITDA of €0.1 million for the year ended December 31, 2020. The decrease was primarily due to an increase in operating loss from €0.1 million to €1.7 million, which was driven mainly by an increase in other operating expenses of 2.0 million partially offset by an increase in revenue of €0.7 million. The increase in other operating expenses in 2021 was related primarily due to the fact that Codere Online began operating in Argentina in December 2021.

Supporting Entities

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

Net Gaming Revenue

Net gaming revenue is calculated as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets, subject to certain adjustments.

The following table sets forth the distribution of our revenue and net gaming revenue by segment for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
(in millions of euros)	2022	2021	2020
Revenue
Spain	60.0	49.8	48.3
Mexico	45.5	24.9	18.4
Colombia	7.0	4.0	2.4
Other(1)	3.2	1.6	1.4
Total	115.7	80.3	70.5

Net Gaming Revenue
Spain	60.0	49.8	48.3
Mexico	45.5	27.9	20.2
Colombia	7.0	4.6	2.5
Other(1)(2)	3.2	1.0	0.2
Total	115.7	83.2	71.3

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Includes Other Operations, Supporting Entities and intercompany eliminations.
(2)	Net gaming revenue for the years ended December 31, 2022, 2021 and 2020 excludes revenue generated by Codere Online’s Greenplay brand. See reconciliation table below. Effective as of December 31, 2021, Codere Newco, SEJO and OMSE entered into an asset purchase agreement, pursuant to which, among other things, OMSE assigned its position under the operator services agreement between OMSE and Aspire to Vita Media Group ApS. For more information see “Business—Our products—Other – Greenplay online gaming.”

The following table reconciles the total net gaming revenue figures shown above with Codere Online’s revenue for the periods indicated.

	For the year ended December 31,
(in millions of euros)	2022	2021	2020
Revenue	115.7	80.3	70.5
Greenplay(1)	-	(0.4)	(1.2)
Accounting Adjustments(2)	-	3.3	2.0
Net Gaming Revenue	115.7	83.2	71.3
Revenue (Spain)	60.0	49.8	48.3
Accounting Adjustments	-	-	-
Net Gaming Revenue (Spain)	60.0	49.8	48.3
Revenue (Mexico)	45.5	24.9	18.4
Accounting Adjustments(2)	-	3.0	1.8
Net Gaming Revenue (Mexico)	45.5	27.9	20.2
Revenue (Colombia)	7.0	4.0	2.4
Accounting Adjustments(2)	-	0.6	0.1
Net Gaming Revenue (Colombia)	7.0	4.6	2.5
Revenue (Other)(3)	3.2	1.6	1.4
Greenplay(1)	-	(0.4)	(1.2)
Accounting Adjustments(2)	-	(0.2)	0.0
Net Gaming Revenue (Other)(3)	3.2	1.0	0.2

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Reflects revenue generated by Codere Online’s Greenplay brand, which was disposed of on December 31, 2021 and has been excluded for comparability purposes. For more information see “Business—Our products—Other – Greenplay online gaming.”
(2)	Accounting adjustments primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and the value added tax (VAT) impact from entry fees in Mexico.
(3)	Includes Other Operations, Supporting Entities and intercompany eliminations.

B.	Liquidity and Capital Resources

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

Upon the consummation of the Business Combination on November 30, 2021, Codere Online received approximately $116 million in cash (approximately $103 million net of transaction fees and expenses). Codere Online had €53.8 million in cash and cash equivalents as of December 31, 2022 (€94.9 million and €10.9 million as of December 31, 2021 and 2020, respectively), of which €4.8 million was restricted (€3.5 million and €2.6 million as of December 31, 2021 and 2020, respectively). Restricted cash corresponded to cash from Spanish clients where the regulation requires Codere Online to maintain one (1) euro as restricted cash for each euro the customer has in the virtual wallet. Based on the above and on its current level of operations, Codere Online believes that cash on hand and cash generated from operations will be adequate to meet its anticipated obligations under its contracts, borrowings requirements and working capital needs for the next twelve months. However, Codere Online cannot provide any assurance that this will be the case or that Codere Online will be commercially successful or achieve or sustain profitability in the future. See Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online is an early stage company which has not yet demonstrated its ability to obtain profits and expects to incur significant expenses and continuing losses at least through 2023.”

Codere Online had positive equity of €24.5 million as of December 31, 2022 (positive equity of 68.2 million as of December 31, 2021 and negative equity of €39.9 million as of December 31, 2020). The decrease in equity as of December 31, 2022 of €43.7 million compared to December 31, 2021 was primarily due to the net loss recorded for the year ended December 31, 2022. The increase in equity as of December 31, 2021 of €108.1 million compared to December 31, 2020 was primarily due to the capitalization of €50.6 million of intra-group borrowings and trade payables and the impact of the Merger.

In connection with the Merger, 15,121,956 shares of DD3 Class A Common Stock, representing all issued and outstanding shares of DD3 Class A Common Stock immediately prior to the Merger Effective Time, but after the Class B Conversion, were contributed to Parent in exchange for the Merger Consideration in the form of one Ordinary Share for each share of DD3 Class A Common Stock pursuant to the Parent Capital Increase, as set forth in the Business Combination Agreement. The Merger was accounted for as a share-based payment transaction under IFRS 2 (Share-based Payment). The difference between the fair value of (i) certain of the securities of DD3 Common Stock and DD3 Warrants, which amounted to €79,145 thousand, and (ii) the net assets of DD3 at that time, amounting to €43,300 thousand, was recorded as an expense of €35,845 thousand in the consolidated carve-out income statement of Codere Online for the year ended December 31, 2021, representing the costs associated with the listing process. The following table sets forth the fair value calculations:

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

Further, the Parent Warrants and cash received in connection with the Merger were accounted for under IAS 32 as financial liabilities and financial assets, respectively. As set forth in the table below, Codere Online recognized as of December 31, 2021 an equity impact of €128,810 thousand in connection with the Merger pursuant to IFRS 2 and IAS 32. Related thereto, Codere Online recorded €35,845 thousand of service costs and €102,425 thousand of cash, net of €9,450 thousand of warrant liabilities.

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

Codere Online had positive working capital amounting to €25.5 million as of December 31, 2022 (positive working capital amounting to €73 million as of December 31, 2021 and negative working capital of €19.7 million as of December 31, 2020). The decrease in working capital from December 31, 2021 to December 31, 2022 was primarily due to the net reduction of cash and cash equivalents resulting from the operating loss for the year ended December 31, 2022. The increase in working capital from December 31, 2020 to December 31, 2021 was primarily due to the cash received from the consummation of the Business Combination of €89.4 million. See Notes 7 and 9 to the Annual Financial Statements for further information related to these proceeds. The negative working capital at December 31, 2020 was generated mainly by operating losses.

Codere Online expects its working capital requirements to increase in the immediate future, as it consolidates its position in the Spanish market, invests in becoming an operator of reference in the Latin American market, expands its operations in Argentina beyond the City of Buenos Aires, increases its marketing expenses and enhances its platform. As a result thereof, Codere Online may seek additional funding in the future, including through a combination of equity or debt financings, third-party funding or other sources and arrangements. If any needed financing is not available, or if the terms of financing are less desirable than Codere Online expects, it may be forced to decrease its level of investment in its platform, new product launches or related marketing initiatives or to scale back its existing operations, which could have an adverse impact on Codere Online’s business and financial prospects.

On March 29, 2023, the Codere Group announced a further financial restructuring process (the “2023 Proposed Restructuring”). As part of the 2023 Proposed Restructuring, the Codere Group has entered into a lock-up agreement with a group of its bondholders which provides for a standstill period that is designed to enable the Codere Group to implement a further restructuring of its liabilities. As reported by the Codere Group on April 19, 2023, the Codere Group obtained shareholder approval and received significant positive engagement from noteholders in connection with the 2023 Proposed Restructuring. The Codere Group is in the process of preparing the relevant documentation for the purposes of implementing the 2023 Proposed Restructuring by no later than the end of the second quarter of 2023. The structure of the restructuring is expected to include the provision of €100 million in new money and the amendment of certain maturities, coupon amounts and composition, seniority and other terms of the Codere Group’s existing liabilities.

Given the current lack of visibility about the potential outcome of the 2023 Proposed Restructuring, without which the Codere Group would likely face significant liquidity tensions and potentially default on its debt and other obligations, the audit report issued by the Codere Group’s independent auditors on the Codere Group’s financial statements as of and for the year ended December 31, 2022 contains an explanatory paragraph describing conditions that raise material uncertainty regarding the Codere Group’s ability to continue as a going concern as of December 31, 2022.

Codere Online is dependent on the Codere Group for the use of the Codere brand, certain gaming licenses and certain services. The Codere Group’s significant liquidity and operational tensions, which could result in Codere Group’s default on its debt and other obligations and affect Codere Group’s ability to provide services to Codere Online and perform its obligations under the related-party agreements, raise substantial doubt about Codere Online’s ability to continue as a going concern. However, Codere Online’s management has prepared the Annual Financial Statements assuming that Codere Online will continue as a going concern. Codere Online’s management has considered its current liquidity position, its actual operating performance, and its reasonable expectations regarding operating performance over the coming three years, which have led management to believe that Codere Online has adequate resources to continue in operational existence for the next twelve months. Consistent with the evaluation made by Codere Group’s management in their financial statements as of December 31, 2022, Codere Online’s management has assumed that the Codere Group’s 2023 Proposed Restructuring will be successfully completed on acceptable terms and will successfully address the Codere Group’s significant liquidity and operational tensions. Therefore, Codere Online’s management has assumed that a material uncertainty about Codere Online’s ability to continue as a going concern due to its dependence on the Codere Group will not materialize. See Item 3.D “Risk Factors—Risks Related to Codere Online—The Codere Group went through a significant financial restructuring of its liabilities in 2021, which affected its shareholding structure, and is currently undergoing an additional financial restructuring process which may impact its strategy and operations and which could potentially adversely affect Codere Online”, “—The Annual Financial Statements have been prepared assuming that Codere Online will continue as a going concern” and “—Codere Online’s independent registered public accounting firm’s report contains an explanatory paragraph describing conditions that raise substantial doubt about Codere Online’s ability to continue as a going concern.”

Indebtedness

As of December 31, 2022 and 2021, Codere Online’s indebtedness primarily consisted of current financial liabilities in the form of borrowings with related parties and non-current financial liabilities in the form of warrants. As of December 31, 2020, Codere Online’s indebtedness primarily consisted of current and non-current financial liabilities in the form of borrowings with related parties.

Codere Online’s borrowings, which amounted to €4.2 million as of December 31, 2022 (€3.0 million as of December 31, 2021 and €39.2 million as of December 31, 2020), consisted of €4.3 million of current borrowings (€3.0 million as of December 31, 2021 and €17.8 million as of December 31, 2020) and no non-current borrowings (no non-current borrowings as of December 31, 2021 and €21.4 million as of December 31, 2020). During 2021, Codere Online capitalized €38.5 million of its current and non-current borrowings with entities from the Codere Group, thus significantly reducing Codere Online’s debt. As of December 31, 2022, current borrowings related to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €4.2 million (€2.9 million and €17.8 million as of December 31, 2021 and 2020, respectively). As of December 31, 2022 and December 31, 2021, there were no non-current borrowings. As of December 31, 2020, the non-current borrowings related to participating loans from entities in the Codere Group.

All transactions between Codere Online and other Codere Group companies were made at arm’s-length.

Codere Online had the following intra-group current financial liabilities as of December 31, 2022, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	3	8	1,779
Codere Operadora de Apuestas S.L.	-	-	-	-
Codere Apuestas España S.L.	-	109	-	369
Other retail companies of the Codere Group	-	-	306	788
Libros Foráneos, S.A. de C.V. AenP	-	1,034	3,187	1,497
Codere Colombia, S.A.	-	2,832	68	1,953
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	331	674	111
Total	-	4,309	4,243	6,497

Codere Online had the following intra-group current financial liabilities as of December 31, 2021, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	937	-	1,165
Codere Operadora de Apuestas S.L.	-	-	-	468
Codere Apuestas España S.L.	-	-	-	749
King Bingo S.R.L.	-	1	-	3
Operbingo Italia S.P.A.	26	(18)	-	-
Cristaltec Service S.R.L.	50	-	-	-
Codere Italia S.P.A.	-	(7)	-	-
Other retail companies of the Codere Group	-	-	1,776	520
Libros Foráneos, S.A. de C.V. AenP	-	1,123	580	(607)
Codere Colombia, S.A.	-	1,073	145	146
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	209	416	71
Total	76	3,318	2,919	3,729

Codere Online had the following intra-group current financial liabilities as of December 31, 2020, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Apuestas Galicia S.L.	463	-	-	-
Codere Italia S.P.A.	435	-	1,339	101
King Bingo S.R.L.	2	-	-	-
Codere España S.A.	-	21,191	6,644	281
Codere Newco S.A.U.	-	250	9,048	152
Administradora Mexicana del Hipódromo	-	-	-	-
Other retail companies of the Codere Group	36	-	746	945
Libros Foráneos, S.A. de C.V. AenP	-	-	-	-
Total	936	21,441	17,777	1,479

During 2022, Codere Online maintained its non-current debt with group entities at zero after the capitalization in 2021. Codere Online current borrowings with group entities amounted to €4.2 million at December 31, 2022, mainly due to the €3.2 million granted by Libros Foráneos, S.A. de C.V. AenP, the Mexican subsidiary of the Codere Group, followed by €0.6 million granted by ALTA/HIPA.

During 2021, Codere Online reduced its debt held with Codere Group entities through the capitalization of €50.6 million. This significantly reduced current borrowings and reduced non-current borrowings to nil. The debt that was capitalized had been formalized between Codere España, S.L. and SEJO for €28.1 million, Codere Newco and OMSE for €4.8 million, Codere Newco and SEJO for €13.9 million, Latin American companies for €2.8 million and Codere Scommese S.r.l and Codere Italy S.A.U. for €1.0 million. This capitalization also included the listing costs supported by CNEW, which were accounted for as a parent contribution for €4.6 million. Therefore, pursuant to the Business Combination Agreement, prior to the Merger Effective Time, Codere Newco and SEJO either capitalized or canceled all outstanding indebtedness of SEJO and its subsidiaries by Codere Newco or any of its subsidiaries (other than Parent) so that at the Exchange Effective Time neither SEJO nor any of its subsidiaries had any indebtedness outstanding.

Therefore, pursuant to the Business Combination Agreement, prior to the Merger Effective Time, Codere Newco and SEJO had capitalized all outstanding indebtedness of SEJO and its subsidiaries by Codere Newco or any of its subsidiaries (other than Parent) so that at the Exchange Effective Time neither SEJO nor any of its subsidiaries had any indebtedness outstanding.

Trade receivables with group entities amounted to €21.4 million as of December 31, 2020, mainly due the €21.2 million allocated to Codere España, S.A. Current borrowings amounted €17.8 million as of December 31, 2020 due primarily to the €6.6 million current borrowings granted by Codere España, S.A. related to platform services provided to Codere Online and €9.0 million current borrowings granted by Codere Newco, S.A. related to support services. Pursuant to the Business Combination Agreement, both borrowings were canceled prior to the Merger Effective Time.

Cash Flows Summary

Presented below is a summary of Codere Online’s consolidated carve-out operating, investing and financing cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands of euros)	2022	2021	2020
Net cash provided by/(used in):
Operating activities	(42,357)	(5,667)	3,427
Investing activities	(164)	(83)	(72)
Financing activities	-	89,807	254
Effect of exchange rate on cash and cash equivalents	1,421	(50)	(726)
Net change in cash and cash equivalents	(41,100)	84,007	2,883

Cash Flows from Operating Activities

Net cash used in operating activities was €42.4 million for the year ended December 31, 2022 compared to net cash used in operating activities of €5.7 million for the year ended December 31, 2021. The change of approximately €36.7 million was primarily due to a significant increase in our investment in marketing in Mexico, Colombia, Panama and the City of Buenos Aires (Argentina), where Codere Online started operating in December 2021 through a subsidiary of the Codere Group. The increase in marketing expenses driving the cash outflow was partially offset by an increase in revenue as a result of an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses.

Net cash used in operating activities was €5.7 million for the year ended December 31, 2021 compared to net cash provided by operating activities of €3.4 million for the year ended December 31, 2020. The change of approximately €2.3 million was primarily due to the increase in the marketing expenditure during 2021, which contrasted with the lower marketing expenditure in 2020 due to the restrictions on marketing that were in place as a result of the pandemic. In 2021, Codere Online significantly increased its spending on marketing until May 2021, when new marketing restrictions became effective in Spain (see Item 3.D. “Risk Factors—Risks Related to Codere Online—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes”). The increase in marketing expenses driving the cash outflow was partially offset by an increase in revenue as a result of an increase in the number of customers and in increased wages per customer both in the online casino and online sports betting businesses. An additional driver of the increase in cash used in operating activities was a result of the Company’s increase in professional services and other expenses, including higher expenses for the streaming service due to additional sports being added to the service as well as increased broadcast costs.

Cash Flows from Investing Activities

Net cash used in investing activities was approximately €0.2 million for the year ended December 31, 2022 and €0.1 million for the years ended December 31, 2021 and 2020. The Company did not make any significant investments in 2022, 2021 or 2020. Therefore, the cash outflows from investing activities remained stable.

Cash Flows from Financing Activities

Net cash used in financing activities was nil for the year ended December 31, 2022. Net cash provided by financing activities amounted to €89.8 million for the year ended December 31, 2021, and consisted primarily of the proceeds received from the consummation of the Business Combination, which amounted to €89.4 million.

Net cash provided by financing activities was €89.8 million for the year ended December 31, 2021 compared to net cash used in financing activities of €0.3 million for the year ended December 31, 2020. The change was mainly attributable to the proceeds received from the consummation of the Business Combination in 2021, which amounted to €89.4 million.

Trade Receivables and Other Current Assets

Codere Online’s trade receivables and other current assets, which amounted to €7.7 million as of December 31, 2022, (€5.9 million as of December 31, 2021 and €1.7 million as of December 31, 2020), consisted primarily of receivables from the Codere Group companies, current tax asset related to value added tax (VAT), prepaid expenses and other receivables. Fluctuations in trade receivables and other current assets were mainly driven by changes in receivables from the Codere Group companies and in the current tax asset related to value added tax (VAT).

Trade Payables and Other Current Liabilities

Codere Online’s trade payables and other current liabilities, which amounted to €38.5 million as of December 31, 2022 (€28.6 million as of December 31, 2021 and €19.2 million as of December 31, 2020), consisted of trade payables, customer online wallets, accrued expenses and other current liabilities. Fluctuations in trade payables and other current liabilities are mainly driven by the growth of the business. With the cash inflow received from the consummation of the Business Combination at the end of 2021, Codere Online immediately increased its marketing expenditures, which significantly increased its payables with suppliers.

Contractual Obligations and Commitments

The following table summarizes Codere Online’s contractual obligations and other commitments for cash expenditures as of December 31, 2022, and the years in which these obligations were due:

	Payments Due by Period
(in thousands of euros)	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations:
Non-current borrowings	-	-	-	-
Current borrowings	4,243	4,243	-	-
Total	4,243	4,243	-	-

Off-Balance Sheet Arrangements

As of December 31, 2022, Codere Online did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C.	Research and development, patents and licenses, etc.

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

Basis of consolidation

The Annual Financial Statements incorporate the financial statements of Parent and entities controlled by Parent as of December 31, 2022, 2021 and 2020, as applicable. Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

Parent holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which Codere Online is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO holds shares representing 95% of the share capital plus the economic rights over the remaining 5% (see Item 7.B. “Related Party Transactions—Material Agreements—Argentina Restructuring Agreement”). Consolidation of a subsidiary begins when Codere Online obtains control over the subsidiary and ceases when Codere Online loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date Codere Online gains control until the date when Codere Online ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with Codere Online’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of Codere Online are eliminated on consolidation.

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

Financial instruments

Financial assets and financial liabilities are recognized when a Codere Online group entity becomes a party to the contractual provisions of a financial instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets and financial liabilities at fair value through net income or loss, are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated carve-out income statements.

Accounting for Parent Warrants

The Parent Warrants meet the definition of a derivative financial instrument as they represent written put options that give the holders of the Parent Warrants the right to exchange them for Ordinary Shares at a fixed price. Although the Parent Warrants may be exchanged for Ordinary Shares pursuant to the terms of the Warrant Agreement, the Parent Warrants were classified as a derivative financial liability measured at fair value through profit or loss, and not as an equity instrument, pursuant to IFRS 9 (Financial Instruments). Changes in the fair value of the financial liability are presented in the consolidated carve-out income statements under the heading “Finance income / (costs)”.

Revenue

Revenue from contracts with customers is recognized when service is provided to the customer at an amount that reflects the consideration to which Codere Online expects to be entitled in exchange for those services. Codere Online has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before providing them to the customer.

Online gambling

Codere Online generates its revenues from online gambling, including online casino and online sports betting. Codere Online recognizes revenue from online gambling at the point in time at the conclusion of each wager and is recorded as gambling revenue in the accompanying consolidated income statements, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. Codere Online reports all the wins as revenue and Codere Online’s provider’s share is reported in other operating expenses.

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

The balances of Codere Online related to foreign currency are not considered significant and are nearly entirely with related parties. With the aim to protect its solvency and financial results, Codere Online actively manages exchange rate risks through internal policies to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimize its financial costs.

Sensitivity analysis

The following table details the sensitivity of Codere Online’s consolidated carve-out income statement (net loss) and changes in equity for the years ended December 31, 2022, 2021 and 2020 to a 10% increase and decrease, as indicated below, in the euro against the relevant foreign currencies (Colombian peso (COP), Mexican peso (MXN) and Israeli new shekel (ILS) and, for the years ended December 31, 2022 and 2021, British Pound Sterling (GBP), United States Dollar (USD) and Argentine peso (ARS)). The analysis assumes that all variables, in particular interest rates, remain constant.

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 30, 2022	Income statement	Equity	Income statement	Equity
COP/EUR	5,130.6	18	-	(18)	-
MXN/EUR	20.65	938	-	(938)	-
GBP/EUR	0.88	1	-	(1)	-
USD/EUR	1.07	4,224	-	(4,224)	-
ARS/EUR	188.96	273	-	(273)	-
ILS/EUR	3.75	51	-	(51)	-

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 31, 2021	Income statement	Equity	Income statement	Equity
COP/EUR	4,509.1	109	-	(109)	-
MXN/EUR	23.2	496	-	(496)	-
GBP/EUR	0.8	0	-	(0)	-
USD/EUR	1.1	8,592	-	(8,592)	-
ARS/EUR	116.3	173	-	(173)	-
ILS/EUR	3.5	55	-	(55)	-

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 31, 2020	Income statement	Equity	Income statement	Equity
COP/EUR	4,212.0	(44)	-	44	-
MXN/EUR	24.5	(212)	-	212	-
ILS/EUR	3.9	(6)	-	6	-

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

As of the date of this annual report, the Parent Board is composed of seven directors:

Name	Age	Title
Patrick Joseph Ramsey(1)	49	Director and Chairman of the Parent Board
Moshe Edree(2)	56	Director and Executive Vice Chairman of the Parent Board
Oscar Iglesias(2)	48	Director and Chief Financial Officer
Borja Fernández(2)(4)	49	Director
Laurent Teitgen(2)	44	Director
Dr. Martin M. Werner(3)	59	Director
Daniel Valdez(3)	41	Director

(1)	Jointly nominated by Codere Newco and the Sponsor, pursuant to the Nomination Agreement.
(2)	Nominated by Codere Newco, pursuant to the Nomination Agreement.
(3)	Nominated by the Sponsor, pursuant to the Nomination Agreement.
(4)	Mr. Fernández was appointed to fill the vacancy caused by Alejandro Rodino’s resignation as a member of the Parent Board and non-voting observer of the audit committee on October 20, 2022.

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

The initial term of office of each director will be for a maximum period of one (1) year until the annual general meeting of the shareholders of Parent, which is currently expected to be held on or about June 22, 2023, in each case beginning on the day of his/her appointment.

The following is a brief summary of the business experience of the current members of the Parent Board. Unless otherwise indicated, the business address for the members of Parent Board is the same as Parent’s business address: 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Patrick Joseph Ramsey. Mr. Ramsey serves as the Chairman of the Parent Board and as a member of the audit committee of the Parent Board. Mr. Ramsey started his career at Harrah’s (now Caesars Entertainment), where he held various management and executive positions around the United States. In 2008, he joined Multimedia Games, a Nasdaq-listed casino gaming technology company, and became the Chief Executive Officer of that business in 2010. The company was sold in December of 2014. After the sale, he joined Aristocrat Technologies, a global gaming technology company, as the Chief Digital Officer and currently serves as the Lead US Director for the Board and the Chairman of the Regulatory and Compliance Committee. In addition, he is a member of the Board of Directors of Simplebet, a member of the Operating Council of Arrow International and serves as a consultant to EPR Properties, a publicly traded REIT focused on experiential real estate. Mr. Ramsey also serves on the Executive Committee for the TPC Shriners Invitational Golf Tournament, he is the Vice Chairman of the Board of Trustees and the head wrestling coach for The Meadows School, and serves as an investor and Board Observer to Worldwide Golf. Mr. Ramsey holds a BA in Economics from Harvard University and an MBA from the Kellogg School of Management at Northwestern University.

Moshe Edree. Mr. Edree serves as the Executive Vice Chairman of the Parent Board. Mr. Edree was Codere Online’s Chief Executive Officer and Managing Director until March 1, 2023. Prior to that, Mr. Edree led Codere Group’s Digital Division since 2018, for which he planned and executed a reorganization process and took on responsibility for developing what today is Codere Online, including the Business Combination that eventually led to Codere Online being Nasdaq listed. Under his leadership, Codere Online increased its revenue every year, including in 2022 in its first full year as a public company. Prior to his involvement in Codere, Mr. Edree had various roles in his around two decades of experience in management and directorship in the online gaming space, in companies such as Ladbrokes, NetPlay TV PLC, Playtech and IMIntermedia Ltd, among others. Mr. Edree holds a Bachelor of Science from the Tel Aviv University and the Holon Institute of Technology in Israel, as well as a Bachelor of Arts from the Pratt University in New York, and a Master of Science in Project Management from the University of Bridgeport (Connecticut).

Oscar Iglesias. Mr. Iglesias serves as the Chief Financial Officer of Parent and as a member of the Parent Board. Mr. Iglesias has served since 2015 as Deputy CFO of Codere Group and, since 2017, as Director of Corporate Development. Mr. Iglesias has served as officer and as a member of the board of directors of multiple subsidiaries of the Codere Group and continues to serve as a member of the board of directors of CCJV S.A.P.I. de C.V. and HR Mexico City Project Co. S.A.P.I. de C.V., two subsidiaries of the Codere Group. His previous experience includes CFO and Head of Corporate Development for Franklyn Hotels & Resorts (Barcelona), principal with the private equity group WL Ross & Co. LLC (New York), and roles within the investment banking and equity research departments of Bear, Stearns & Co. Inc. (New York). Mr. Iglesias graduated from the McIntire School of Commerce at the University of Virginia and has an MBA from Columbia Business School. Oscar is a citizen of both the United States and Spain.

Borja Fernández. Mr. Fernández serves as a member of the Parent Board and as a non-voting observer of the audit committee of the Parent Board. Mr. Fernández has more than 17 years of experience as Director in multiple boards and across different sectors as well as over 24 years of private equity, structured finance, capital markets (equity and debt) and corporate CFO experience. He currently serves as Managing Partner for Ahorro Corporación Financiera in Madrid, where he leads their Private Equity and Corporate Investment Banking (CIB) practices. Mr. Fernández holds a BA in Business Administration from Universidad Autónoma de Madrid, has attended executive development programs from INSEAD and IE Business School and speaks four languages.

Laurent Teitgen. Mr. Teitgen serves as a member of the Parent Board and as a member of the audit committee of the Parent Board. He has also served as a member of the board of directors and as a member of the audit committee of the board of NeoGames S.A. since April 2017. Mr. Teitgen currently serves on the board of directors of Ellomay Luxembourg Holdings S.à r.l., Chelsey Investissement S.C.A., Menora Central Europe Investments S.A., MiddleCap Group S.A. and Kaman Lux Holding S.à r.l. Mr. Teitgen is also the Head of the accounting department at Fiduciaire Jean-Marc Faber S.à r.l. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra). Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

Dr. Martin M. Werner. Dr. Werner serves as a member of the Parent Board and as the Chairman of the audit committee of the Parent Board. Dr. Werner was DD3’s Chief Executive Officer and Chairman of the Board of DD3 until the consummation Business Combination. Since January 2021, Dr. Werner has also served as the Chief Executive Officer and Chairman of the Board of DD3 Acquisition Corp. III (“DD3 Acquisition III”). Dr. Werner served as the Chief Executive Officer and Chairman of DD3 Acquisition Corp. I (“DD3 Acquisition I”) from July 2018 until the consummation of its business combination with Betterware de México, S.A.B de C.V. (NASDAQ: BWMX) (“Betterware”) in March 2020, and continues to serve as a member of Betterware’s board of directors. He is a co-founding partner of DD3 Capital, a private investment and financial services firm headquartered in Mexico City that provides a wide range of financial services to clients including, among others, merger and acquisitions advisory, equity and debt capital raising advisory and advisory in highly structured debt financing and financial restructurings. Prior to founding DD3 Capital in 2016, Dr. Werner worked at Goldman Sachs for 16 years (2000 – 2016) becoming a Managing Director in 2000 and a Partner in 2006. He was co-head of the Investment Banking Division for Latin America and the country head of the Mexico office. From 2011 to December 2019, Dr. Werner served as the Chairman of the board of directors of Red de Carreteras de Occidente (RCO), one of Mexico’s largest private concessionaires operating more than 760 kilometers of toll roads, which was previously owned by Goldman Sachs Infrastructure Partners, from 2007 until its sale to Abertis Infraestructuras S.A. and GIC Special Investments Pte Ltd. Prior to his time with Goldman Sachs, Dr. Werner served in the Mexican Treasury Department as the General Director of Public Credit from 1995 to 1997, and as Deputy Finance Minister from 1997 to 1999. Among his numerous activities, he was in charge of restructuring Mexico’s public debt during the financial crisis of 1994 and 1995. Dr. Werner is the second largest investor of Banca Mifel, a leading mid-market Mexican bank with $3.3 billion in assets and a credit portfolio of $2.0 billion. He was previously a member of the Board of Directors of Grupo Comercial Chedraui, a leading supermarket chain in Mexico and the United States, and is currently a member of the Board of Directors of Empresas ICA, a leading infrastructure construction company in Mexico, and of Grupo Aeroportuario del Centro Norte, one of Mexico’s largest airport operators. He is a member of Yale University’s School of Management Advisory Board. Dr. Werner holds a bachelor’s degree in economics from Instituto Tecnológico Autónomo de Mexico (ITAM) and a Ph.D. in economics from Yale University.

Daniel Valdez. Mr. Valdez serves as a member of the Parent Board. Mr. Valdez served as an independent director of the board of directors of DD3 until the consummation of the Business Combination. He has also served as a director (alternate) for Betterware since December 2018, when his co-led special purpose vehicle, Promotora Forteza, S.A. de C.V., acquired a minority stake in the business. He is a Managing Partner of Alternative Investments and Portfolio Manager (Public Equities) for MG Capital. Mr. Valdez has also served as an independent member of investment committees for several public and private investment trusts. Prior to joining MG Capital, he held Senior Analyst positions at prominent hedge funds: Sigma Capital Management from 2012 to 2014; Eton Park Capital Management from 2011 to 2012; and Surveyor Capital (Citadel) from 2010 to 2011. Prior to joining Surveyor Capital, Mr. Valdez worked as an Investment Banking Associate for Morgan Stanley in New York from 2008 to 2010. While at Morgan Stanley, he joined the Technology, Media & Telecom group executing several initial equity offerings, mergers and acquisitions, and debt offerings transactions. Mr. Valdez earned an MBA from the Harvard Business School and a Bachelor of Science from Stanford University.

Code of Ethics

See Item 16B “Code of Ethics.”

Senior Management

As of the date of this annual report, the following persons serve as Parent’s senior managers:

Name	Age	Title
Aviv Sher(1)	43	Chief Executive Officer
Oscar Iglesias(2)	48	Chief Financial Officer
Gonzalo de Osma	50	Chief Accounting Officer
Alberto Telias	40	Chief Marketing Officer
Yaiza Rodríguez	36	General Counsel
Deborah Guivisdalsky	42	Head of CRM/VIP
Matan Shemesh	42	Chief of Growth and Strategy

(1)	Former Chief Operating Officer Mr. Sher replaced Mr. Edree as the Chief Executive Officer of Parent effective March 1, 2023. Mr. Edree has been an employee of Codere Online since January 1, 2022. For further information, see Item 8.C. “Board Practices—Chief Executive Officer Agreement”.
(2)	Mr. Iglesias is an employee of Codere Online since January 1, 2022.

For biographical information concerning Oscar Iglesias, see “—Board of Directors”.

Aviv Sher. Mr. Sher serves as the Chief Executive Officer of Codere Online since March 1, 2023. Prior to that, Mr. Sher was Codere Online’s Chief Operating Officer since the Company went public in 2021, following his tenure as Codere Group’s Digital Division Director of Operations since 2018. Previously, Mr. Sher was General Manager at Primegaming for nine years, where he helped to build the company from 5 to 50 employees and grew its online portfolio from just one to multiple brands. Mr. Sher was a founding team member of NeoGames (Nasdaq: NGMS), where he helped to build all of its divisions from scratch and where he spent 3 years as Chief Operating Officer. Mr. Sher has a BA in Economics and an MBA with financing specialty from Bar Ilan University (Israel).

Gonzalo de Osma. Mr. de Osma serves as the Chief Accounting Officer of Parent. Mr. de Osma has been Codere Group’s Digital Division Chief Financial Officer and member of its Board of Directors since September 2018. Mr. De Osma had various roles in his more than 14-year career at Codere Group and, prior to joining the Digital Division, he was Chief Financial Officer and member of the Board of Directors and Steering Committee of the Codere Group’s Mexican Business unit where it supervised a diversified portfolio, including gaming halls, racetrack, an exhibition center and an amusement park. At that moment, Mr. De Osma lead negotiations on the first international bank loan granted to a Mexican gaming company. In 2017, Mr. De Osma actively participated in the valuation, negotiation and final purchase of a minority stake in the main Mexican Subsidiary of the Codere Group. Previously, he was responsible for the successful merger integration of the joint business under which the Codere Group operated in Mexico. Additionally, he has led several M&A projects, productivity initiatives and implemented cost reductions. Mr. De Osma earned a Bachelor in Business Administration by the University of Wales.

Alberto Telias. Mr. Telias serves as the Chief Marketing Officer of Parent. Mr. Telias has been with Codere Group since 2018, first as Acquisition Marketing Manager and, since 2020, as digital Chief Marketing Officer. Mr. Telias served as Head of Paid Social for the Stars Group from 2016 working with the brand PokerStars in all of the regions where they had operations and introducing the new brands of the group PokerStars Casino and BetStars to the regulated markets. In 2010, he joined William Hill as an account manager to take responsibility of the media on the new license acquired by the company in Spain and after three years working on positioning the brand in the Spanish market he moved to take responsibility of the new channel of communication of such company, Paid Social, for all of the countries where it operated. In 2008, he earned a Bachelor of Business and Administration with mention in Marketing at Universidad Nacional Andres Bello.

Yaiza Rodriguez. Ms. Rodriguez serves as the General Counsel of Parent. Ms. Rodríguez has been a member of the corporate legal department of Codere Group since 2016, focusing on M&A, corporate finance and restructuring matters. Her previous experience includes working as an M&A and corporate finance attorney in Herbert Smith Freehills and Cuatrecasas. Ms. Rodríguez has an L.L.B. in English Law and European Legal Studies from the University of Reading, an LL.M. in Business Law from Instituto de Empresa and is admitted to the New York Bar, qualified as a Solicitor in England & Wales and qualified as a Spanish attorney.

Deborah Guivisdalsky. Ms. Guivisdalsky serves as the Head of CRM/VIP of Parent. Ms. Guivisdalsky has been Codere Group’s Malta site manager for the past four years. She was responsible for the opening of the offices in Malta and the establishment of the different teams and departments. Ms. Guivisdalsky currently oversees all the day-to-day operations across the different teams sitting in Malta such as Fraud, Payments, VIP and CRM. Previously, Ms. Guivisdalsky worked at Ladbrokes as Head of VIP in Gibraltar where she created and managed a team of 60 persons. Previously, Ms. Guivisdalsky was Head of Casino at Xwise, where she helped to build the teams and managed employees directly under her responsibility. Ms. Guivisdalsky was also in charge of the operations handling for VIP, CRM and Customer Support as part as her tasks for over seven years.

Matan Shemesh. Mr. Shemesh serves as Chief of Growth and Strategy of Codere Online since January 2022. Prior to that, he co-founded two Ad-tech and marketing companies, holding these positions since April 2019 and March 2017, respectively. Before starting his own companies, Matan worked for Ladbrokes Coral, where he served as CEO of Ladbrokes Israel and CFO of Digital Israel. He also worked as an Accounting Manager for CA Technologies and CPA at KPMG. Matan has a demonstrated history of working with online companies and possesses skills in online marketing, digital acquisition, product development, operations management, and customer relationship management. He has a strong financial background as a CPA and a BA in Accounting and Economics from Tel Aviv University. His professional experience includes business development and executive leadership roles as a CEO and CFO.

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

Pursuant to the Nomination Agreement, only Patrick Joseph Ramsey and Laurent Teitgen (the “Remunerated Directors”) are entitled to compensation for serving on the Parent Board. None of the other five (5) directors are entitled to compensation from Codere Online for serving on the Parent Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

The general meeting of the shareholders of Parent is responsible for determining the remuneration of Parent directors. On November 26 and November 29, 2021, the sole shareholder of Parent approved the annual remuneration of the Remunerated Directors for their service on the Parent Board.

Executive Compensation

Decisions with respect to the compensation of certain members of Parent’s senior management are made by the Parent Board.

Aggregate Compensation of Directors and Senior Management

For the year ended December 31, 2022, the aggregate base compensation paid by Codere Online to the group of individuals serving as members of the senior management team of Parent was approximately €1.4 million. This amount does not include de-minimis benefits including, but not limited to, relocation travel, professional and business expenses and benefits in kind reimbursed or paid by Codere Online. The amount also does not include up to €0.6 million in variable compensation that may be paid for the year ended December 31, 2022 by Codere Online to certain individuals who served as Parent’s senior managers during the year ended December 31, 2022.

For the year ended December 31, 2022, the aggregate compensation paid by Codere Online to the Remunerated Directors amounted to approximately €188 thousand. None of the other members of the Parent Board (including certain members of the senior management team of Parent who served as members of the Parent Board during the year ended December 31, 2022) were entitled to compensation from Codere Online for serving on the Parent Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

Except as disclosed above, as of the date of this annual report, none of the members of the Parent Board or the senior management team of Parent have received any other compensation, benefits in kind or pension, retirement or similar benefits from Codere Online for the year ended December 31, 2022.

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

The LTIP is primarily for the benefit of certain existing and future senior managers of Parent and the Remunerated Directors and may include certain employees and independent contractors providing services to Codere Online. The beneficiaries are proposed by the Chief Executive Officer of Parent and approved by the Parent Board from time to time. Upon approval by the Parent Board, such beneficiaries received an invitation letter to participate in the LTIP. Beneficiaries were required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP is based on the beneficiary’s expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent’s equity value. The share options have an exercise price of $10.00 per Ordinary Share, subject to certain anti-dilution protections, and are exercisable at the option of the beneficiary on a cash or cashless basis (subject to Parent’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and are not be transferable by the beneficiary at any time. The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023. The deferred payments will be paid at Parent’s option in cash or Ordinary Shares, will be calculated based on the operating and financial performance of Codere Online and will be payable after the end of the vesting period of the LTIP, subject to certain exceptions and acceleration events.

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares is limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Parent Shareholders. Such limit will be increased by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

The incentives granted to the beneficiaries under the LTIP are subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

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

The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP is being awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to this annual report.

In 2022, 179,028 restricted shares and 178,942 share options vested under the LTIP. In 2023, Codere Online issued 175,944 shares (3,084 less than the total number of vested restricted shares in 2022 as a result of the exercise of the cash settlement option by certain LTIP participants to cover withholding taxes), therefore increasing to 45,297,900 the number of issued and outstanding Ordinary Shares.

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

Controlled Company

For purposes of the rules of the Nasdaq, Parent is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 66.23% of the outstanding Ordinary Shares as of March 31, 2023. Accordingly, Parent is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Chief Executive Officer Agreement

Mr. Edree served as the Chief Executive Officer of Parent between January 1, 2022 and March 1, 2023 pursuant to an executive employment agreement (“contrato laboral de alta dirección”) entered into by Mr. Edree and SEJO, dated January 1, 2022 (the “Edree Executive Employment Agreement”), which the Parent Board ratified on February 2, 2022. Under the Edree Executive Employment Agreement, Mr. Edree accepted his employment as Codere Online’s Chief Executive Officer for an indefinite term in exchange for a fixed annual salary payable by SEJO of €250,000, plus (i) a variable annual compensation of up to €125,000, depending on the fulfillment of certain objectives each year, (ii) the right to participate in the LTIP, (iii) an annual housing allowance in the amount of €25,000 and (iv) the right to indemnification under Codere Online’s insurance for directors and senior managers from time to time. The Edree Executive Employment Agreement includes a non-compete provision during the term of the agreement and for 12 months thereafter (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions) and a non-solicit provision for 24 months after the term of the agreement. As consideration for the non-compete and non-solicit, Mr. Edree is entitled to receive €250,000 upon termination of the agreement. Effective March 1, 2023, Mr. Edree stepped down from his position as Chief Executive Officer of Parent. Mr. Edree currently serves as the Executive Vice Chairman of the Parent Board. The Edree Executive Employment Agreement is currently in the process of being amended to reflect his new position as the Executive Vice Chairman of the Parent Board.

Prior to January 1, 2022, Mr. Edree served as Parent’s Managing Director and provided services to Codere Online Business as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited, Novelly, and Codere Online Business’s subsidiary, OMSE, with an effective date as of October 9, 2018 (as amended on November 30, 2020, the “Edree Services Agreement”). Under the Edree Services Agreement, Mr. Edree and Novelly provided certain services on an exclusive dedication basis in exchange for a fixed annual fee of €250,000 and a variable annual fee of up to €125,000 payable by OMSE to Novelly. A success fee was also payable by OMSE calculated as set forth in the Edree Services Agreement, subject to a cap of €10 million. On December 31, 2021, the original parties to the Edree Services Agreement and Codere Newco agreed to amend and terminate the Edree Services Agreement (“Addendum No. 2”) and Codere Newco assumed any payment obligations with respect to the payment of the success fee vested up to December 31, 2021.

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

In addition, Borja Fernández serves as a non-voting observer of the audit committee of the Parent Board.

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

As of February 1, 2023, Codere Online had approximately 255 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina, Israel, Malta and Gibraltar, most of whom are full-time, direct employees of Codere Online. Operations are primarily run by employees at central service centers in Spain and Israel. Codere Online has in the past and may in the future rely on non-employee independent contractors in the ordinary course to carry out its business. None of Codere Online’s employees are represented by a labor organization. Only in Spain our employees are subject to statutory collective bargaining arrangements.

E.	Share Ownership

For information on the beneficial ownership of Ordinary Shares and Parent Warrants of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information on the LTIP, see Item 6.B. “Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of March 31, 2023, except as set forth below, by:

●	each person known to beneficially own more than 5% of the issued and outstanding Ordinary Shares and the Ordinary Shares on a fully diluted basis;

●	each of the members of the Parent Board and the senior management team; and

●	all of the members of the Parent Board and the senior management team as a group.

The beneficial ownership of Ordinary Shares of Parent is based on (i) 45,297,900 Ordinary Shares issued and outstanding as of March 31, 2023 and (ii) 51,732,900 Ordinary Shares on a fully diluted basis (includes 45,297,900 Ordinary Shares issued and outstanding as of March 31, 2023 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Parent Warrants).

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

	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Issued and Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned(3)	Percentage of Ordinary Shares on a Fully Diluted Basis(4)
5% Holders:
Codere Newco, S.A.U.(5)	30,000,000	66.23%	30,000,000	57.99%
BAMCO, Inc.(6)	4,037,000	8.91%	4,037,000	7.80%

Directors and Senior Managers:
Patrick Joseph Ramsey	8,536	*	8,536	*
Moshe Edree	74,215	*	74,215	*
Oscar Iglesias	49,790	*	49,790	*
Borja Fernández	-	-	-	-
Laurent Teitgen	-	-	-	-
Dr. Martin M. Werner(7)	500,000	1.10%	500,000	*
Daniel Valdez(8)	25,000	*	25,000	*
Gonzalo de Osma	3,153	*	3,153	*
Aviv Sher	8,946	*	8,946	*
Alberto Telias	5,155	*	5,155	*
Yaiza Rodríguez	1,875	*	1,875	*
Deborah Guivisdalsky	2,886	*	2,886	*
Matan Shemesh	4,578	*	4,578	*
All Directors and Senior Managers as a Group	684,134	1.51%	684,134	1.32%

*	Less than one percent.

(1)	Excludes Ordinary Shares underlying Parent Warrants.

(2)	Percentage based on 45,297,900 Ordinary Shares issued and outstanding as of March 31, 2023.

(3)	Includes Ordinary Shares underlying Parent Warrants.

(4)	Percentage based on 51,732,900 Ordinary Shares on a fully diluted basis (which includes 45,297,900 Ordinary Shares issued and outstanding as of March 31, 2023 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Parent Warrants).

(5)	Consists of 30,000 Ordinary Shares issued to Codere Newco on June 4, 2021 in connection with Parent’s incorporation and 29,970,000 Ordinary Shares issued to Codere Newco in connection with the Exchange. The address for Codere Newco is Avenida de Bruselas 26, 28108, Alcobendas, Madrid, Spain.

(6)	Based on information reported on a Schedule 13G filed on February 14, 2023, BAMCO, Inc. (“BAMCO”), Ronald Baron and Baron Capital Group, Inc. (“BCG”) have shared voting and dispositive power over 4,037,000 Ordinary Shares and Baron Capital Management, Inc. (“BCM”) does not have shared voting or dispositive power over any Ordinary Shares. The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares in their accounts. To the best of BAMCO, Ronald Baron, BCG and BCM’s knowledge, no such person has such interest relating to more than 5% of the Ordinary Shares. BAMCO and BCM are subsidiaries of BCG. Ronald Baron owns a controlling interest in BCG. The respective addresses of BAMCO, Ronald Baron, BCG and BCM is 767 Fifth Avenue, 49th floor, New York.

(7)	Consists of 500,000 Ordinary Shares held directly by DD3 Mex II Acquisition Corp. S.A. de C.V., a wholly-owned subsidiary of DD3 Capital Partners. Dr. Martin M. Werner is the CEO of DD3 Capital Partners, holds 33% of the share capital of DD3 Capital Partners and may be deemed to share voting and dispositive power of the Ordinary Shares indirectly held by DD3 Capital Partners. Dr. Martin M. Werner otherwise disclaims beneficial ownership over the Ordinary Shares beneficially owned by DD3 Capital Partners.

(8)	Consists of 25,000 Ordinary Shares held directly by Valhala Limited Partnership. Daniel Valdez is a limited partner of Valhala Limited Partnership, holds 99.9% of Valhala Limited Partnership and exercises voting and dispositive power of the Ordinary Shares held by Valhala Limited Partnership.

B.	Related Party Transactions

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

Related-Party Loans and Liabilities

Codere Online had the following intra-group current financial liabilities as of December 31, 2022, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	3	8	1,779
Codere Operadora de Apuestas S.L.	-	-	-	-
Codere Apuestas España S.L.	-	109	-	369
Other retail companies of the Codere Group	-	-	306	788
Libros Foráneos, S.A. de C.V. AenP	-	1,034	3,187	1,497
Codere Colombia, S.A.	-	2,832	68	1,953
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	331	674	111
Total	-	4,309	4,243	6,497

Codere Online had the following intra-group current financial liabilities as of December 31, 2021, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	937	-	1,165
Codere Operadora de Apuestas S.L.	-	-	-	468
Codere Apuestas España S.L.	-	-	-	749
King Bingo S.R.L.	-	1	-	3
Operbingo Italia S.P.A.	26	(18)	-	-
Cristaltec Service S.R.L.	50	-	-	-
Codere Italia S.P.A.	-	(7)	-	-
Other retail companies of the Codere Group	-	-	1,776	520
Libros Foráneos, S.A. de C.V. AenP	-	1,123	580	(607)
Codere Colombia, S.A.	-	1,073	145	146
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	209	416	71
Total	76	3,318	2,919	3,729

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

As consideration for the Platform Services, OMSE agreed to pay to the Providers monthly fees equal to the costs of the Platform Services, plus a markup (5.02% as of January 1, 2021), if applicable, pursuant to transfer pricing requirements. The applicable fees have been agreed by OMSE and the Providers. OMSE and the Providers agreed to create a steering and budget committee, comprised of representatives from the parties, to negotiate and agree on the annual fees, monitor major projects and infrastructure services, conduct risk assessments and take other decisions in connection with the Platform Services.

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

On September 2, 2022, the parties entered into a Supplementary Agreement effective as of January 1, 2022 in order to execute and implement the terms set forth in Clause 3.3 of the Platform and Technology Services Agreement, and, in particular, to reflect the terms of the agreement reached on the budgeted fees for 2022.

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

The initial term of the Internal Affiliate Program Master Agreement was one (1) year from January 1, 2021, subject to one (1)-year automatic extensions unless terminated by either party by providing 30 days’ written notice prior to the expiration of the initial term or such extended term. Either SEJO or Codere Newco may terminate the Internal Affiliate Program Master Agreement in the event of a material breach by the other party and if such breach continues uncured or unremedied for a period of 15 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Internal Affiliate Program Master Agreement at any time subject to 30 days’ prior notice.

The Internal Affiliate Program Master Agreement is governed by Spanish law.

The foregoing description of the Internal Affiliate Program Master Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Internal Affiliate Program Master Agreement, which has been filed as an exhibit to this annual report.

Restructuring Agreements

Argentina Restructuring Agreement

On November 15, 2021, Iberargen, S.A. a subsidiary of the Codere Group, and SEJO, a subsidiary of Parent, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Iberargen, S.A. and SEJO initially retaining 5% and 95% stakes, respectively; Iberargen, S.A. agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License; (ii) Iberargen, S.A. undertook to take any required action to facilitate the approval, by LOTBA, of the transfer of the Buenos Aires License to Codere Online Argentina, S.A.; (iii) Iberargen, S.A. undertook to, upon LOTBA’s approval of such transfer (or, if applicable, the granting of a new license to Codere Online Argentina, S.A. by LOTBA) (the “Condition Precedent”), assign to Codere Online Argentina, S.A. the Buenos Aires License (if applicable) as well as any assets, contracts and employees necessary for the operation of the Argentine online gaming business by Codere Online Argentina, S.A.; (iv) Iberargen, S.A. agreed to, if LOTBA authorized it to operate in the City of Buenos Aires before the Condition Precedent is satisfied (as is currently the case), exploit the Buenos Aires License pursuant to the instructions of SEJO (and, since its incorporation, Codere Online Argentina, S.A.), with any resulting expenses and income being assigned to the latter; and (v) if LOTBA denies the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to Codere Online Argentina, S.A. during the term of the Buenos Aires License, Iberargen, S.A. and Codere Online Argentina, S.A. shall enter into a Temporary Union Contract (contrato de union transitoria) and exploit the Buenos Aires License thereunder, with Codere Online Argentina, S.A. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business.

The aforementioned agreement was amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

On March 28, 2022, SEJO, Iberargen, S.A. and Codere Argentina, S.A., a wholly owned subsdiary of Iberargen, S.A. (“Codere Argentina”), further amended the Argentina Restructuring Agreement to provide additional flexibility to support the incorporation and registration of Codere Online Argentina, S.A. in Argentina. As a result of the amendment, Iberargen, S.A. assigned certain of its undertakings to Codere Argentina. In particular, the parties agreed that Codere Online Argentina, S.A. would be jointly incorporated by Codere Argentina and SEJO, with Codere Argentina and SEJO initially retaining 5% and 95% stakes, respectively; and Codere Argentina agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License. On July 18, 2022, the Public Registry of Commerce of the City of Buenos Aires formalized the registration of Codere Online Argentina, S.A.

Pursuant to the Argentina Restructuring Agreement, the Codere Group will seek to transfer the Buenos Aires License granted to Iberargen S.A. to Codere Online, but such transfer may not be effected if LOTBA fails to grant the required authorization. On October 6, 2022, LOTBA communicated that, upon granting such authorization, Iberargen S.A. must assign certain contracts and resources to Codere Online Argentina S.A. Such contracts and resources are currently in the process of being prepared to be effectively assigned to Codere Online Argentina S.A. upon the transfer of the license. Pending LOTBA’s authorization of the transfer of the Buenos Aires License to Codere Online, Iberargen, S.A. has agreed to exploit such license pursuant to the instructions of Codere Online Argentina, S.A., and any resulting expenses and income will be assigned to Codere Online Argentina, S.A. However, if LOTBA rejects the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to Codere Online Argentina, S.A. during the term of the Buenos Aires License, Iberargen, S.A. and Codere Online Argentina, S.A. will enter into a Temporary Union Contract (contrato de union transitoria) as discussed above.

Colombia Restructuring Agreements

On November 15, 2021, Codere Colombia, S.A., a subsidiary of the Codere Group, and Codere Online Colombia S.A.S., a subsidiary of Codere Online, entered into the following agreements:

●	A sale and transfer agreement (as amended from time to time, the “Sale and Transfer Agreement”) that governed the terms and conditions of the assignment, from Codere Colombia, S.A. to Codere Online Colombia S.A.S., of all the assets, contracts and employees necessary for the operation of the Colombian online gaming business by Codere Online Colombia S.A.S, including the Colombia License.

●	A joint accounts agreement (contrato de cuentas en participacion) (as amended from time to time, the “Joint Accounts Agreement”) pursuant to which, pending the effective transfer of the Colombia License to Codere Online Colombia S.A.S. (or, if applicable, the granting of a new license to Codere Online Colombia S.A.S.), the parties agreed to jointly exploit the Colombia License, with Codere Online Colombia S.A.S. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business. The agreement was automatically terminated as a result of the transfer of the Colombia License to Codere Online Colombia S.A.S., as further described below.

●	A license assignment agreement (as amended from time to time, the “License Assignment Agreement” and, together with the Sale and Transfer Agreement and the Joint Accounts Agreement, the “Colombia Restructuring Agreements”) pursuant to which Codere Colombia, S.A. agreed to assign the Colombia License to Codere Online Colombia S.A.S., subject to the approval of Coljuegos.

The aforementioned agreements were amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

On December 21, 2021, the transfer of the Colombia License to Codere Online Colombia S.A.S. was formally requested pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request was approved by Coljuegos on July 1, 2022 and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022. On September 2, 2022, an application for the renewal of the Colombia License was submitted to Coljuegos. On November 10, 2022, Coljuegos renewed the Colombia License until November 14, 2025 pursuant to contract C1901.

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

Business Combination Agreement

On June 21, 2021, DD3, Codere Newco, SEJO, Parent and Merger Sub entered into the Business Combination Agreement, which contained customary representations and warranties, covenants, closing conditions, expenses provisions and other terms relating to the Merger and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

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

Subscription Agreements

The purpose of the PIPE was to raise additional capital for use in connection with the Business Combination and to assist in meeting the minimum cash requirement, which was a condition to the consummation of the Business Combination in the Business Combination Agreement.

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

Registration Rights and Lock-Up Agreement

In connection with the Business Combination, DD3, Codere Newco, Parent, the Sponsor, the Forward Purchasers and the other parties thereto, entered into the Registration Rights and Lock-Up Agreement, which provided customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, Parent agreed that, within 30 calendar days after the Closing Date, it would file with the SEC a registration statement to permit the public resale of certain Ordinary Shares and Parent Warrants (including underlying securities) held by the Holders (as defined in the Registration Rights and Lock-Up Agreement), and that it would use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days following the filing deadline, provided that the effectiveness deadline will be extended to 90 calendar days after the filing deadline if the registration statement is reviewed by, and receives comments from, the SEC.

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

Pursuant to the Registration Rights and Lock-Up Agreement, each of Codere Newco and the Sponsor agreed to not transfer any Lock-Up Securities (as defined in the Registration Rights and Lock-Up Agreement) until the earliest of: (i) the date that is one year from the Closing, (ii) the date on which the closing price of the Ordinary Shares on Nasdaq equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after the Closing or (iii) such date on which Parent completes a liquidation, merger, share exchange or other similar transaction that results in all Parent shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, subject to certain exceptions described in Section 5.2 of the Registration Rights and Lock-Up Agreement. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period. As of the date of this annual report, the lock-up restrictions under the Registration Rights and Lock-Up Agreement have expired.

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

We currently do not expect to be affected by the existing capital controls in Argentina, which would otherwise restrict our ability to extract cash from the country, given that we expect that cash generated in Argentina will, for the foreseeable future, be reinvested into the business in furtherance of our growth plan in the country. However, we may be affected when we transfer funds to our subsidiary in Argentina from time to time.

E.	Taxation

U.S. Federal Income Tax Considerations

This section describes material U.S. federal income tax consequences to the U.S. holders described below of the ownership and disposition of Ordinary Shares or Parent Warrants (collectively, “Parent securities”). This discussion applies only to Parent securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or status, including alternative minimum tax consequences, Medicare contribution tax consequences and any impact of the special tax accounting rules under Section 451(b) of the Code, or to U.S. holders subject to special rules, including:

●	dealers and other investors that do not hold their Parent securities as capital assets;

●	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 10% or more (by vote or value) of Parent’s stock;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners thereof;

●	persons who hold Parent securities as part of a straddle, integrated transaction or other similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	U.S. holders that hold Parent securities in connection with a trade or business conducted outside the United States; or

●	persons that received Parent securities as compensation for services.

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

The gross amount of any distribution on Ordinary Shares that is made out of Parent’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Because Parent does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that any distribution by Parent with respect to the Ordinary Shares will be reported to them as dividend income. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to applicable limitations, dividends paid to non-corporate U.S. Holders may be eligible for a preferential rate of taxation. The preferential rate will not apply, however, if Parent is a passive foreign investment company for its taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, Luxembourg withholding taxes on dividends paid by Parent that are withheld at a rate not in excess of the applicable Treaty rate may be creditable against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets this requirement. In lieu of claiming a foreign tax credit, a U.S. holder may elect to deduct creditable non-U.S. taxes (including Luxembourg taxes) in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. The rules governing the U.S. foreign tax credits and deductibility of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of U.S. foreign tax credits or deductions under their particular circumstances.

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

Based on the composition of Parent’s income and assets and the estimated value of its assets, including goodwill (which is based in part on the price of the Ordinary Shares), Parent believes that it was not a PFIC for its 2022 taxable year. However, Parent’s PFIC status for any taxable year can be determined only after the end of that year and will depend on the composition of Parent’s income and assets and the value of its assets from time to time (which may be determined, in large part, by reference to the market price of Ordinary Shares, which has declined since the Merger). In particular, Parent holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Parent’s market capitalization has been volatile and declined substantially since the closing of the Merger, if the value of Parent’s goodwill is determined by reference to its market capitalization there is a significant risk that the Parent will be a PFIC for its current taxable year of 2023, and possibly future taxable years. Therefore, Parent cannot express any expectation regarding its PFIC status for the current or any future taxable year.

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

Moreover, the EU released on December 22, 2021 a directive proposal which aims to fight against the misuse of shell entities for tax purposes and ensure that EU entities with no or minimal economic activity are unable to benefit from certain tax advantages (the so-called ATAD 3). On January 17, 2023, the European Parliament approved the European Commission’s draft of ATAD 3, as amended by the Committee on Economic and Monetary Affairs. The final text will be further discussed and potentially amended by the Council of the European Union.

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

Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2022, Parent’s senior management, including Parent’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of Parent’s disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on such evaluation, Parent’s senior management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2022, Parent did not maintain effective disclosure controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Parent’s senior management, including Parent’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Parent’s internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Parent’s consolidated financial statements for external reporting purposes in accordance with IFRS.

Parent’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of Parent’s assets that could have a material effect on the financial statements of Parent.

Parent’s senior management, including Parent’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Parent’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Parent’s senior management has determined that the material weaknesses described below existed as of December 31, 2022. As a result, Parent’s senior management, under the supervision of Parent’s Chief Executive Officer and Chief Financial Officer, has concluded that Parent did not maintain effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria described above.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Parent’s consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our financial statements as of and for the year ended December 31, 2021 and as of and for the six months ended June 30, 2022, we identified material weaknesses in our internal control over financial reporting, which, despite the implementation of certain corrective measures, remained unremedied as of December 31, 2022. The material weaknesses identified related to (i) a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions (the “First Material Weakness”), (ii) an ineffective design and lack of controls over our cash disbursement process (the “Second Material Weakness”), and (iii) a failure to establish adequate controls over cybersecurity processes outsourced to the Codere Group pursuant to the Platform and Technology Services Agreement (the “Third Material Weakness”).

During 2022 we identified a material weakness arising from the lack of implementation of internal controls over internal and outsourced business processes and supporting systems to mitigate risks of material errors in our financial statements. Additionally, we did not effectively implement certain components of the COSO framework, including elements of the control environment, information and communication, risk assessment, control activities and monitoring activities Therefore, we assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2022, which constitutes a material weakness (the “Fourth Material Weakness” and, together with the First Material Weakness, the Second Material Weakness and the Third Material Weakness, the “Parent Material Weaknesses”).

Parent’s management has determined that the Parent Material Weaknesses resulted in the inability to prevent and detect, and adequately respond to once detected, the Business e-Mail Compromise that caused a misappropriation of Codere Online’s assets and for which Codere Online recorded a one-time pre-tax charge of €744 thousand for the year ended December 31, 2022 (see Item 5.A. “Operating Results —Results of Operations—Comparison of the year ended December 31, 2022 to the year ended December 31, 2021–Other operating expenses.”). Notwithstanding the Parent Material Weaknesses, based on additional analyses and other procedures performed, Parent’s senior management concluded that the Annual Financial Statements included in this report present fairly in all material respects Parent’s financial position, results of operations and cash flows for the periods presented, in conformity with IFRS.

Remediation plans

Parent’s senior management has taken immediate action to begin remediating the Parent Material Weaknesses. While certain remedial actions have been completed, Codere Online continues to actively plan for and implement additional control procedures.

To remediate our identified Parent Material Weaknesses, Parent has implemented, or is in the process of implementing, enhancements to its internal control system to strengthen the management of its financial, accounting, human resources, IT and other business functions. Parent has reviewed, or otherwise intends to review, contracts with service providers to include certain internal control requirements designed to reinforce the protection of Codere Online assets and remediate the Parent Material Weaknesses, as applicable. Remediation of the Parent Material Weaknesses is among Parent’s management’s highest priorities. Parent’s management will periodically assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. Parent’s management understands that the improvement and maintenance of internal controls is an ongoing responsibility. However, we cannot assure you that we will remediate the Parent Material Weaknesses in a timely manner, or at all. See Item 3.D. “Risk Factors—Risk Factors Related to the Financial Information and this Annual Report—Parent has identified material weaknesses in its internal control over financial reporting. If Parent is unable to remediate these material weaknesses, or if Parent identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Parent to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Parent Warrants”.

In addition, Parent’s management has reviewed, implemented, or otherwise continues to review and/or implement the following actions on its own and in coordination with the Codere Group, as applicable:

●	certain enhancements to its security systems with respect to user access to company systems and communication tools, including multi-factor authentication tools;

●	certain enhancements to its cybersecurity controls with respect to the protection of existing endpoint devices and systems used by Parent’s senior management to improve their ability to prevent and detect future cybersecurity threats in a timely manner and adequately respond to detected incursions and other cybersecurity threats involving senior management;

●	additional procedures and controls, including mandatory training classes with respect to cybersecurity for certain employees with increased exposure to cyberattacks and generally raising awareness internally;

●	software aimed at automating certain invoicing procedures and enhancing invoice approval workflows; and

●	user access policies and access privileges to its accounting information systems

Measures adopted by Parent to enhance its internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material adverse effect on Codere Online’s business, financial condition and results of operations and could cause the price of the Ordinary Shares and Parent Warrants to decline.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of Parent’s independent registered public accounting firm. Parent’s independent registered public accounting firm will not be required to opine on the effectiveness of Parent’s internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there has been no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young, S.L. (“EY”) acted as Codere Online’s independent auditor for the years ended December 31, 2022, 2021 and 2020. The table below sets out the total amount billed to Codere Online by EY for services performed for the years ended December 31, 2022 and 2021, in thousands of euros, and breaks down these amounts by category of service:

	2022	2021
	(in thousands of euros)
Audit fees(1)	€962	€1,234
Audit-related fees	-	-
Tax fees(2)	31	25
All other fees	24	-
Total	€1,017	€1,259

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of the Annual Financial Statements and interim review services provided in connection with statutory and regulatory filings. The audit fees for 2021 include the fees for attestation services on financial information of the Company included in our registration statements on Form F-1 and Form F-4, as amended.
(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning services in connection with transfer pricing.

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

Controlled Company

For purposes of the rules of the Nasdaq, Parent is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 66.23% of the outstanding Ordinary Shares as of March 31, 2023. Accordingly, Parent is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

Please refer to pages F-1 through F-66 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Consolidated Articles of Association of Codere Online Luxembourg, S.A., dated as of November 30, 2021 (incorporated by reference to Exhibit 3.1 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

2.1*	Description of Securities.

2.2	Specimen Ordinary Share Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit 4.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

2.3	Warrant Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

2.4	Form of Assignment, Assumption and Amendment Agreement by and among DD3 Acquisition Corp. II, Codere Online Luxembourg, S.A. and Continental Stock Transfer & Trust Company, with respect to the Warrant Agreement dated as of December 7, 2020 (incorporated by reference to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

2.5	Form of Warrant Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit A to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.1#	Business Combination Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit 2.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

4.2	Contribution and Exchange Agreement, dated as of June 21, 2021, by and among Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.3	Investor Support Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.5	Forward Purchase Agreement, dated as of November 17, 2020, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.5 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.6	Forward Purchase Agreement, dated as of November 19, 2020, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.12 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.7	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.6 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.8	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.7 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.9	Form of Registration Rights and Lock-Up Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP, Baron Global Advantage Fund, Baron Emerging Markets Fund, Destinations International Equity Fund, Codere Newco, S.A.U. and DD3 Acquisition Corp. II (incorporated by reference to Exhibit A of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.10	Form of Nomination Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC and Codere Newco, S.A.U. (incorporated by reference to Exhibit B of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.11	Form of Indemnification Letter, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit C of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.12	Form of Redemption Agreement for Codere Ordinary Shares by and between Codere Online Luxembourg, S.A. and Codere Newco, S.A.U. (incorporated by reference to Exhibit G of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.13	Form of Expenses Reimbursement Letter by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit H of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.14	Relationship and License Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.13 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.15#	Sponsorship and Services Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.14 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.16	Platform and Technology Services Agreement, dated January 1, 2021, by and among Codere Newco, S.A.U., Codere Apuestas España, S.L.U. and Codere Online Management Services LTD (incorporated by reference to Exhibit 10.15 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.17	First Amendment to Platform and Technology Services Agreement, dated March 1, 2022, by and among Codere Newco, S.A.U., Codere Apuestas España, S.L.U. and Codere Online Management Services LTD (incorporated by reference to Exhibit 4.17 to Codere Online Luxembourg, S.A.’s Annual Report on Form 20-F filed with the SEC on April 29, 2022).

4.18	2022 Supplementary Agreement to Platform and Technology Services Agreement, dated September 2, 2022, by and among Codere Newco, S.A.U., Codere Apuestas España, S.L.U. and Codere Online Management Services LTD (incorporated by reference to Exhibit 10.17 to Codere Online Luxembourg, S.A.’s Post-effective Amendment No. 2 to Form F-1, File No. 333-262940, filed with the SEC on September 30, 2022).

4.19	English translation of agreement, dated June 21, 2021, by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 10.16 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.20	Internal Affiliate Program Master Agreement, dated March 12, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.17 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.21#†	Services Agreement, dated October 9, 2018, as amended on November 30, 2020, between Moshe Edree, Novelly Investments Limited and Codere Online Management Services Ltd (incorporated by reference to Exhibit 10.18 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.22†	Addendum Two to Services Agreement, dated December 31, 2021, between Moshe Edree, Novelly Investments Limited, Codere Online Management Services Ltd and Codere Newco S.A.U. (incorporated by reference to Exhibit 10.19 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

4.23	Letter Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP and each of the officers, directors and initial stockholders of DD3 Acquisition Corp. II (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.24	Investment Management Trust Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.25	Stock Escrow Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, Continental Stock Transfer & Trust Company and certain securityholders (incorporated by reference to Exhibit 10.4 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.26†	Long-term Incentive Plan Master Agreement (incorporated by reference to Exhibit 4.25 to Codere Online Luxembourg, S.A.’s Annual Report on Form 20-F filed with the SEC on April 29, 2022).

8.1*	List of Subsidiaries of Codere Online Luxembourg, S.A.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young, S.L.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Documents.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within Inline XBRL document)

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Codere Online Luxembourg, S.A.

Date: April 28, 2023	By:	/s/ Aviv Sher
		Name:	Aviv Sher
		Title:	Chief Executive Officer

Date: April 28, 2023	By:	/s/ Oscar Iglesias
		Name:	Oscar Iglesias
		Title:	Chief Financial Officer

INDEX TO FINANCIAL INFORMATION

Audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021 and the audited combined carve-out financial statements of the Codere Online Business for the year ended December 31, 2020.

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statement of Financial Position as of December 31, 2022, and Consolidated Carve-out Statement of Financial Position as of December 31, 2021	F-3

Consolidated Carve-out Income Statement for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Income Statement for the Year Ended December 31, 2020	F-4

Consolidated Carve-out Statement of Comprehensive Income for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Comprehensive Income for the Year Ended December 31, 2020	F-5

Consolidated Carve-out Statement of Changes in Equity for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Changes in Equity for the Year Ended December 31, 2020	F-6

Consolidated Carve-out Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Cash Flows for the Year ended December 31, 2020	F-8

Notes to Annual Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Codere Online Luxembourg, S.A.

Opinion on the Consolidated Carve-out Financial Statements

We have audited the accompanying consolidated statement of financial position as of December 31, 2022 and the consolidated carve-out statement of financial position as of December 31, 2021 of Codere Online Luxembourg, S.A. and subsidiaries (the Company), the related consolidated carve-out income statements and statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, the related consolidated combined carve-out income statement and statement of comprehensive income, changes in equity and cash flow for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated carve-out financial statements”). In our opinion, the consolidated carve-out financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

The Company’s Ability to Continue as Going Concern

The accompanying consolidated carve-out financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 n) to the consolidated carve-out financial statements, the Company is dependent on its controlling shareholder (Codere Group) for the use of the Codere brand, certain gaming licenses, and certain services. Codere Group is currently undergoing a financial restructuring and due to the uncertainties surrounding the outcome of this process, Codere Group’s actions could have a significant effect on Company’s business, results of operations and financial condition. Management’s evaluation of the events and conditions and management’s plans regarding this matter are also described in Note 3 n). The consolidated carve-out financial statement statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young, S.L.

We have served as the Company’s auditor since 2016

Madrid, Spain

April 28, 2023

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND

CONSOLIDATED CARVE-OUT STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021

(Thousands of Euros)

	Notes	12/31/2022	12/31/2021
ASSETS
A) NON-CURRENT ASSETS		983	606
Intangible assets	5	10	469
Property, plant and equipment	6	200	133
Non-current financial assets		2	4
Deferred tax assets	12	771	-
B) CURRENT ASSETS		68,325	104,669
Trade receivables and other current assets	8	7,742	5,862
Current financial assets	7	6,775	3,899
Cash and cash equivalents	7	53,808	94,908
TOTAL ASSETS (A+B)		69,308	105,275

	Notes	12/31/2022	12/31/2021
EQUITY AND LIABILITIES
A) EQUITY	9	24,547	68,154
Equity attributable to equity holders of the Parent		24,401	68,007
Equity attributable to non-controlling interest		146	147
B) NON-CURRENT LIABILITIES		2,008	5,513
Non-current financial liabilities	10	1,298	5,513
Deferred tax liability	12	710	-
C) CURRENT LIABILITIES		42,753	31,608
Borrowings	10	4,243	2,984
Trade payables and other current liabilities	11	38,510	28,624
TOTAL EQUITY AND LIABILITIES (A+B+C)		69,308	105,275

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED CARVE-OUT INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021, AND

CONSOLIDATED COMBINED CARVE-OUT INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	Notes	2022	2021	2020
Revenue	13	115,747	80,253	70,497
Personnel expenses		(15,301)	(7,080)	(5,157)
Depreciation and amortization		(556)	(721)	(932)
Other operating expenses		(155,765)	(143,481)	(78,657)
Operating expenses	13	(171,622)	(151,282)	(84,746)
OPERATING INCOME/(LOSS)		(55,875)	(71,029)	(14,249)
Finance income / (costs)	13	12,460	3,982	(520)
Net financial results		12,460	3,982	(520)
NET INCOME/(LOSS) BEFORE TAX		(43,415)	(67,047)	(14,769)
Income tax benefit/(expense)	12	(2,968)	(966)	(1,510)
NET INCOME/(LOSS) FOR THE YEAR		(46,383)	(68,013)	(16,279)
Attributable to equity holders of the Parent		(46,382)	(68,067)	(16,274)
Attributable to non-controlling interests		(1)	54	(5)

Basic earnings per share attributable to equity holders of the parent (Euro)	13	(1.03)	(10.18)	(3.65)
Diluted earnings per share attributable to equity holders of the parent (Euro)	13	(1.03)	(10.18)	(3.65)

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 AND

CONSOLIDATED COMBINED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	2022	2021	2020
Net loss for the year	(46,383)	(68,013)	(16,279)
Currency translation differences	(1,470)	(1,134)	1,109
Income tax impact	-	-	-
Items that may be reclassified subsequently to profit or loss	(1,470)	(1,134)	1,109
Total other comprehensive income/(loss) recognized in the year	(1,470)	(1,134)	1,109
Total comprehensive loss recognized in the year	(47,853)	(69,147)	(15,170)
Attributable to:
Equity holders of the Parent	(47,852)	(69,201)	(15,262)
Non-controlling interests	(1)	54	92

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 AND

CONSOLIDATED COMBINED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Net Parent investment	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at January 1, 2020	60	-	(17,696)	(13,634)	-	-	(160)	(31,430)	97	(31,333)
Net income/(loss) for the year	-	(16,274)	-	-	-		-	(16,274)	(5)	(16,279)
Other comprehensive income/(loss) for the year	-	-	-	-	-		1,109	1,109	-	1,109
Total comprehensive income/ (loss) for the year	-	(16,274)	-	-	-		1,109	(15,165)	(5)	(15,170)
Appropriation of result	-	16,274	(16,274)	-	-		-	-	-	-
Net change in Parent investment	-	-	-	6,578	-	-	-	6,578	-	6,578
Balance at December 31, 2020 (SEJO) (*)	60	-	(33,970)	(7,056)	-	-	949	(40,017)	92	(39,925)
Net income/(loss) for the year	-	(68,067)	-	-		-	-	(68,067)	54	(68,013)
Other comprehensive income/(loss) for the year	-	-	-	-		-	(1,134)	(1,134)	-	(1,134)
Total comprehensive income/ (loss) for the year	60	(68,067)	(33,970)	(7,056)		-	(185)	(109,218)	146	(109,072)
Elimination of SEJO equity (former holding company) (*)	(60)	-	-	-	60	-	-	-	-	-
Incorporation of the new Parent at June 4, 2021 (Note 1)	30	-	-	-	-	-	-	30	-	30
Reclassification of net Parent investment (Note 9) (*)	-	-	-	7,056	(7,056)	-	-	-	-	-
Change in net Parent investment (Note 9) (*)	-	-	-	55,154	-	-	-	55,154	-	55,154
Reclassification to other reserves (Note 9) (*)	-	-	-	(55,154)	55,154	-	-	-	-	-
SEJO contribution (Note 9)	29,970	-	-	-	(29,970)	-	-	-	-	-
DD3 contribution (Note 9)	15,122	-	-	-	-	106,920	-	122,042	-	122,042
Balance at December 31, 2021 (*)	45,122	(68,067)	(33,970)	-	18,188	106,920	(185)	68,008	146	68,154

(*)	The historical combined carve-out financial statement for the year ended December 31, 2020 was presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, where Servicios de Juego Online, S.A.U. (“SEJO”) was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A. which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The Net Parent Investment balance included the balances that were recorded in the historical combined carve-out financial statements and the transfer of the balance from Net Parent Investment to other reserves occurred as a result of the Business Combination. Additionally, as explained in Note 9, the Group capitalized the majority of its outstanding indebtedness with Codere Group. This was initially recorded under the Net Parent Investment heading and as a result of the Business Combination, has been reclassified to other reserves

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 AND

CONSOLIDATED COMBINED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2021 (*)	45,122	(68,067)	(33,970)	18,188	106,920	(185)	68,008	146	68,154
Net income/(loss) for the year	-	(46,382)	-	-	-	-	(46,382)	(1)	(46,383)
Other comprehensive income/(loss) for the year	-	-	-	-	-	(1,470)	(1,470)	-	(1,470)
Total comprehensive income/ (loss) for the year	45,122	(114,449)	(33,970)	18,188	106,920	(1,655)	20,156	145	20,301
Appropriation of result	-	68,067	(68,067)	-	-	-	-	-	-
Employee share-based compensation (Note 9)	-	-	-	3,369	-	-	3,369	-	3,369
Other movements (Note 9)	-	-	-	877	-	-	877	-	877
Balance at December 31, 2022	45,122	(46,382)	(102,037)	22,434	106,920	(1,655)	24,402	145	24,547

(*)	The historical combined carve-out financial statement for the year ended December 31, 2020 was presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, where Servicios de Juego Online, S.A.U. (“SEJO”) was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A. which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The Net Parent Investment balance included the balances that were recorded in the historical Combined Carve-out Financial Statements and the transfer of the balance from Net Parent Investment to other reserves occurred as a result of the Business Combination. Additionally, as explained in Note 9, the Group capitalized the majority of its outstanding indebtedness with Codere Group. This was initially recorded under the Net Parent Investment heading and as a result of the Business Combination, has been reclassified to other reserves

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 AND

COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	2022	2021	2020
Net loss before tax	(43,415)	(67,047)	(14,769)
Adjustments to profit/loss:	(8,595)	40,505	1,444
Depreciation and amortization (Note 13)	556	721	931
Movements in provisions	3,369	(16)	(117)
Change in Expected credit loss	150	(67)	110
Exchange rate impact	(5,828)	50	520
Effect of hyperinflation on results	(2,265)	70	-
Other gains and losses (*)	-	35,835	-
Changes in fair value (Notes 10 and 13)	(4,215)	3,937	-
Deferred Taxes (Note 12)	(61)	-	-
Interest (Income)/Expenses	(88)	6	-
Others	(213)	(31)	-
Changes in working capital:	10,534	21,145	17,113
Trade receivables and other current assets (Note 8)	(3,935)	10,321	3,676
Trade payables and other current liabilities (Note 11)	14,469	10,824	13,437
Income tax paid	(881)	(270)	(361)
Net cash provided by (used in) operating activities	(42,357)	(5,667)	3,427
Payment for purchases of property, plant and equipment (Note 5 and 6)	(164)	(80)	(55)
Payments for investments	-	(3)	(17)
Net cash used in investing activities	(164)	(83)	(72)
Drawdown of other borrowings (Note 10)	-	450	245
Capitalized lease payments (IFRS 16)	-	(9)	9
Proceeds from closing of the Business Combination (Note 7)	-	89,366	-
Net cash provided by (used in) financing activities	-	89,807	254
Net increase in cash and cash equivalents	(42,521)	84,057	3,609
Cash and cash equivalents at the beginning of the year	94,908	10,901	8,018
Effect of changes in exchange rates on cash and cash equivalents	1,421	(50)	(726)
Cash and cash equivalents at the end of the year	53,808	94,908	10,901

*	Other gains and losses correspond to the service cost for the listing of ordinary shares as described in Note 2.

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

The Group (formerly denominated Codere Online Business) is comprised of the integrated online gambling operations of Codere S.A. and its subsidiaries (“Codere Group”) located in Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta focused on online gambling and other online services. Codere Group controls the Group through Codere Newco, S.A.U. (“CNEW”) holding approximately 66.5% of the ordinary shares of Parent.

Codere Group means until November 19, 2021, Codere S.A. and its subsidiaries and from November 19, 2021, Codere New Topco S.A., a limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, and its subsidiaries, including CNEW. Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks. Codere Group has been listed on the Madrid Stock Exchange since October 19, 2007 and was delisted in 2021 as a result of a corporate restructuring.

The perimeter of the Group consists of 10 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia SAS*	Operating Entity	100%	Colombia
Codere Online Panama S.A.*	Operating Entity	100%	Panama
LIFO AenP*	Operating Entity	99.99%	Mexico
Codere Online Operator LTD	Operating Entity	100%	Malta
Iberargen, S.A. (online business)**	Operating Entity	95%	Argentina
Codere Online Management Services LTD	Supporting Entity	100%	Malta
Codere Israel Marketing Support Services LTD	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD	Supporting Entity	100%	Gibraltar

*	In Panama, Colombia and Mexico new entities were created on October 1, 2021 and incorporated with Servicios de Juego Online S.A.U. (Codere Online Panama S.A., Codere Online Colombia SAS and LIFO AenP, respectively). In the historical combined carve-out financial statements, the assets, liabilities and results related to the online businesses in Panama, Colombia and Mexico were carved-out from the Hipica de Panama S.A., Codere Colombia S.A. and Libros Foráneos S.A. de CV entities, respectively. This was the same case for the first nine months of results included in the consolidated carve-out income statement for the year ended December 31, 2021.
**	On November 15, 2021, Iberargen, S.A. a subsidiary within the Codere Group, and SEJO, a subsidiary of Parent, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Codere Argentina, S.A. and SEJO initially retaining 5% and 95% stakes, respectively. Codere Online Argentina, S.A. was still pending to be incorporated as of December 31, 2021; therefore, the assets, liabilities and results related to the online business in Argentina were carved-out from the Iberagen, S.A. entity and included within the consolidated carve-out financial statements. Additionally, as operations in Argentina began on December 1, 2021, only one month of results are included in the consolidated carve-out income statement for the year ended December 31, 2021.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Following the incorporation of Parent, the creation of the Group was performed in three steps. The first two steps relate to the reorganization of all the online businesses of Servicios de Juego Online, S.A.U. (the “Restructuring”), which involved (1) the transfer of the relevant entities and businesses that were not direct or indirect subsidiaries or businesses of Servicios de Juego Online, S.A.U. (“SEJO”) to SEJO, (2) the transfer of SEJO to Codere Online Luxembourg. The third step relates to the business combination agreement, which was entered into on June 21, 2021, between DD3 Acquisition Corp. II (“DD3”), a publicly listed entity in the United States whose shares were traded on the Nasdaq Capital Market (“Nasdaq”), Codere Online U.S. Corp (“Merger Sub”), a Delaware corporation newly created in 2021 as part of this transaction, CNEW, SEJO and the Company (the “Business Combination Agreement”).

The first step of the creation of the Group (the “Restructuring”) involved a corporate restructuring where all of the Codere Group’s online gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities became operated or owned by SEJO and its subsidiaries by holding or receiving assets, rights and/or entities from the Codere Group, as set forth in the Business Combination Agreement (except that, in Colombia, Panama and the City of Buenos Aires (Argentina), in lieu of causing the consummation of the restructuring step plan agreed with DD3 in respect of each of such jurisdictions, the Group entered into a Restructuring Agreement with the relevant subsidiaries of Codere Group in the affected jurisdiction). Prior to the corporate restructuring, the following entities were already wholly owned subsidiaries of SEJO: Codere Israel Marketing Support Services LTD, Codere Online Operator LTD, Codere Online Management Services LTD (“OMSE”), and Codere (Gibraltar) Marketing Services LTD.

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

The transfer of the Colombian license to Codere Online Colombia S.A.S. was formally requested on December 21, 2021 pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. As of July 1, 2022, the transfer of the Colombian license to Codere Online Colombia S.A.S. has been approved from Coljuegos and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

On June 21, 2021, Libros Foráneos, S.A. de C.V. (“LIFO”) and SEJO entered into an agreement in order to regulate their rights and obligations in respect of the online gaming business in Mexico that LIFO is authorized to conduct pursuant to the LIFO license granted by the Mexican authorities (the “AenP Agreement”). Pursuant to the AenP Agreement, SEJO and LIFO agree to make certain contributions in favour of an “Asociación en Participación” or “AenP” (an unincorporated joint venture) created by virtue of the AenP Agreement and LIFO agrees to grant SEJO a 99.99% share in the profit and losses of the online gaming business in Mexico. The AenP shall have its own tax identification number.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

The second step of the creation of the Group (the “Exchange”) involved the transfer of SEJO to Parent in exchange for 29,970,000 of additional newly issued ordinary shares of Parent, nominal value of €1 per ordinary share, which were issued to CNEW. CNEW is a Spanish public limited liability company (Sociedad Anónima Unipersonal), having its registered office at 26, Avenida de Bruselas, 28108 Alcobendas, Madrid, Spain and registered with the trade registry of Madrid under the reference Volume 34399, page 192, section 8, Sheet M-618.784 and is the sole shareholder of the Company.

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

The third step relates to the merger (the “Merger”) of Codere Online U.S. Corp with and into DD3, with DD3 surviving the Merger as a wholly owned subsidiary of Parent. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp”. The Merger was closed on November 30, 2021, and immediately prior thereto, each share of DD3 Class B Common Stock issued and outstanding immediately prior to the close of the Merger was automatically converted and exchanged for one validly issued, fully paid and non-assessable share of DD3 Class A Common Stock (the “Class B Conversion”). Additionally, each share of DD3 Class A Common Stock issued and outstanding immediately prior to the close of the Merger (15,121,956 shares) was exchanged for one share of the Company (the “Ordinary Shares Merger Issuance”) pursuant to a share capital increase of the Company (the “Parent Capital Increase”) (see Note 9). Additionally, the conversion of each DD3 warrant (6,435,000 warrants), which no longer represented a right to acquire one share of DD3 Class A Common Stock was substituted by the right to acquire one Company ordinary share on substantially the same terms. The Merger was not considered a business combination under IFRS 3, Business Combinations, but rather it has been accounted for under IFRS 2, Share-based Payment, as DD3 was not considered to be a business based on IFRS 3. As a result of the Exchange and the Merger completed on November 29 and November 30, 2021, respectively, SEJO and DD3 became direct wholly owned subsidiaries of the Company.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED CARVE-OUT FINANCIAL STATEMENTS

The accompanying consolidated carve-out financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and pursuant to the interpretations issued by Interpretation Committee of the IASB (“IFRIC”). Note 3 includes a detailed description of the most significant accounting policies used consistently to prepare these consolidated carve-out financial statements.

The consolidated carve-out financial statements were approved by the board of directors on April 28, 2023.

The financial statements as of and for the years ended December 31, 2022 and 2021 are consolidated carve-out financial statements. The financial statements as of December 31, 2020 are combined carve-out financial statements. They were considered “combined” financial statements because they reflected the combined results of Parent, SEJO and the entities that were subject to the Restructuring, until the effectiveness of the Exchange on November 29, 2021.

The Restructuring was treated as a reorganization of entities under common control, which is outside of the scope of IFRS 3 (Business Combinations), as such entities were under the common control and managed by the Codere Group. Accordingly, the Codere Group made an accounting policy choice to present business combinations under common control using the “predecessor accounting method” or “pooling of interest method”, which involves the following:

●	The assets and liabilities of the entities subject to the Restructuring were reflected at their carrying amounts in Codere Group’s consolidated carve-out financial statements. No adjustments were made to reflect fair values or recognize any new assets or liabilities at the Exchange Effective Time (means 10:00 a.m. New York time on November 29, 2021) that would otherwise be done under the acquisition method.

●	Any difference between the consideration paid/transferred and the aggregate book value of the assets and liabilities of the entities subject to the Restructuring as of the Exchange Effective Time was reflected as an adjustment to equity.

●	Include all revenues, expenses, assets and liabilities attributed to the online business as part of the Restructuring.

●	Under the pooling of interest method, each of the entities subject to the Restructuring is accounted for as if it had always been part of the Group.

The consolidated carve-out financial statements are considered “carve-out” financial statements because the 2022 and 2021 income statements and statements of cash flows include carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly owned subsidiaries of SEJO, which became in turn a subsidiary of Parent upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”, and except for the online business results carved out from Iberagen, S.A. to be presented in the relevant financial statements of Codere Group, until the incorporation of Codere Online Argentina, S.A. in July 18, 2022.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of Parent in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Group, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of Parent in the consolidated carve-out financial statements of Codere Online from the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements.

Changes in perimeter

As of 30 December, 2022, the Italian operating entity (Codere Scommese S.R.L.) was sold. The Malta operating entity (Codere Online Operator LTD) and the Malta and Gibraltar supporting entities (Codere Online Management Services LTD and Codere (Gibraltar) Marketing Services LTD, respectively) will be liquidated in 2023 as detailed in the Events After the Reporting Date Note (Note 18).

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

3.	ACCOUNTING POLICIES

As stated in Note 2, the Group’s consolidated carve-out financial statements for the periods ended December 31, 2022 and 2021, have been prepared in accordance with IFRS as issued by the IASB and pursuant to the interpretations issued by the IFRIC.

The following is a description of the most significant accounting policies used in preparing the accompanying consolidated carve-out financial statements:

a)	Basis of consolidation

The consolidated carve-out financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, 2022.

Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

Parent holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which Codere Online is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO will initially hold 95% and the economic rights over the remaining 5% once it is incorporated and duly registered. Consolidation of a subsidiary begins when Codere Online obtains control over the subsidiary and ceases when Codere Online loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date Codere Online gains control until the date when Codere Online ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with Codere Online’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of Codere Online are eliminated on consolidation.

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

The consolidated carve-out financial statements were prepared using Codere Group’s historical basis in the assets and liabilities and include all revenues, expenses, assets and liabilities attributed to the Group as part of the Restructuring, including certain general and administrative services provided by Codere Group. These general and administrative services were provided by Codere Group until consummation of the Business Combination on November 30, 2021. The Group believes that by including these costs, the consolidated carve-out income statements include a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Group if it had operated as an independent, publicly traded company during the precedent periods or of the costs expected to be incurred in the future. The Group entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide the Group with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that the Group is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of the Group’s revenue.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

b)	Functional and presentation currency

The functional currency of all entities comprising the Group is the currency of the countries in which they operate. The presentation currency of the Group is the Euro and therefore, all balances and transactions denominated in currencies other than the Euro are deemed to be denominated in a foreign currency.

Transactions in foreign currencies are translated at their initial valuation at the spot exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rate prevailing at the balance sheet date. Exchange differences, both positive and negative, arising in this process, as well as those arising on settlement of these assets and liabilities, are recognized in the consolidated carve-out income statement for the year in which they arise.

Amounts are presented in these consolidated carve-out financial statements are in thousands of euros, unless otherwise stated.

c)	Entities located in hyperinflationary economies

In accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” a subsidiary operates in a country with hyperinflationary economy when the cumulative inflation rate over three years approaches or exceeds 100%. The standard provides the following criteria for determining whether an economy is experiencing hyperinflation: The population expresses prices in terms of a foreign currency or a relatively stable index, the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency, sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short or the inflation rate over 12 months is equal to or exceeds 50%.

Since 2018, the economy of Argentina, has been considered hyperinflationary under the above criteria and mainly because Argentina had a significant increase in inflation which by the end of 2018 had reached 48% per year (147% accumulated in three years).

When IAS 29 applies, the subsidiary’s financial statements are adjusted for the effects of changes in the general price level, in order to provide users with information that is more meaningful and useful, which means that:

-	Adjust the historical cost of the non-monetary assets and liabilities and the various equity items from the date of acquisition or incorporation onto the consolidated statement of financial position until the end of the financial year to reflect changes in the purchasing power of the currency as a result of inflation.

-	To reflect the gain or loss corresponding to the impact of the year’s inflation on the net monetary position on the income statement.

-	Adjust the different items on the income statement and cash flow statement by the inflationary index since their generation, with a balancing entry in financial results and a reconciling item in the cash flow statement, respectively.

-	Convert all components of the financial statements to the closing exchange rate. In the case of the Argentine companies, to the closing exchange rate as at 31 December 2020 being 103.26 pesos per euro.

At 31 December 2022, no other country than Argentina in which the consolidated entities of Codere Online are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by IFRS-IASB.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

d)	Intangible assets

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

As required, management also performs an analysis on intangible assets with definite useful lives in order to determine whether there are any potential indicators of impairment. Intangible assets with definite useful lives are amortized on a straight-line basis according to the following:

●	Licenses for computer programs acquired from third parties are capitalized based on the costs incurred to acquire them and to prepare each specific program for use. These costs are amortized over their estimated useful lives.

●	The service concession arrangement of the Group was acquired in Italy which grants it rights to economic benefits for online business and was capitalized based on the costs incurred to acquire it. These costs are amortized over their estimated useful lives.

Years of estimated useful life
Service concession arrangement	2
Software	4

e)	Property, plant and equipment (“PP&E”)

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

f)	Impairment of non-current assets

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

g)	Financial instruments

Classification of financial assets

Financial assets and financial liabilities are recognized when an entity within the Group becomes a party to the contractual provisions of a financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net income or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated carve-out income statement.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

With respect to the derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received (and which will be received in the future) and the cumulative gain or loss that had been recognized in the consolidated carve-out financial statements of comprehensive income and accumulated in equity is recognized in the Consolidated Income Statement.

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

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated carve-out income statements. The remaining amount of change in the fair value of liability is recognized in the consolidated carve-out income statements. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the derecognized financial liability and the consideration paid and payable is recognized in the consolidated carve-out income statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for the Group’s shares at a fixed price. Although the warrants will be exchanged for the Group’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument. Changes in the fair value of the financial liability are presented in the consolidated carve-out income statements under the heading “Finance income / (costs)”.

h)	Cash and cash equivalents

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

i)	Revenue

Revenue from contracts with customers is recognized when service is provided to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before providing them to the customer.

Online gambling

The Group generates its revenues from online gambling (online casino and sports betting). The Group recognizes revenue from online gambling at a point in time when each wager has been made and resolved. It is recorded as gambling revenue in the accompanying consolidated carve-out income statement, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. We report all the wins as revenue and our provider’s share is reported in other operating expenses.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

j)	Gambling and Gaming Regulation by Country

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

Online gambling and other gaming activities are regulated along with other forms of gambling by the Spanish Gaming Law. Royal Decree 1614/2011, of November 14, 2011, implementing the Spanish Gaming Law, in relation to gambling licenses, permits and registers in order to facilitate access by the various operators to the activities covered by the Law also includes the procedure to obtain the authorization of reserved gambling activities. General licenses are granted after the corresponding public tender process and have a duration of ten (10) years, renewable for an identical period, unless they are specifically limited. The operation of each type of gambling included in the scope of each general license requires the granting of a specific operating license, regulated by Article 11 of the Law.

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

Royal Decree 1613/2011, of November 14, 2011, implementing the Spanish Gaming Law, provides the regulation of gambling in relation to the technical requirements of gambling activities, regulating the requirements of gambling activities carried out through websites.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

The Spanish Gaming Law has a decisive impact on sector legislation on advertising, protection of personal data and electronic commerce. These three disciplines include obligations related to the duties of online games, regulated by General Advertising Law 34/1988, of November 11, 1988, and Regulation (EU) 2016/679 of the European Parliament and of The Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data; Organic Law 3/2018, of December 5, 2018, of Protection of Personal Data and guarantee of Digital Rights; and Law 34/2002, of July 11, 2002, on Services of the Information Society and Electronic Commerce. These measures provide, among others, that betting advertising will only be allowed between 1:00 am and 5:00 a.m. and advertisers using social networks may only broadcast adverts to their followers.

The Spanish Cabinet approved Royal Decree-Law 11/2020, of March 31, 2020, whereby urgent supplementary social and economic measures were adopted to respond to the coronavirus health crisis that led to the declaration of the state of emergency by Royal Decree 463/2020, of March 14, 2020. The new measures introduced by this Royal Decree included the updating of consumer protection measures in the context of the exceptional events caused by the COVID-19 pandemic. It was also essential to establish certain limitations within the framework of gambling regulations.

Therefore, to avoid an increase in online gambling consumption (in particular, casino, bingo and poker games), which can lead to compulsive or even pathological consumption behaviours (specially to protect minors, young adults or people with gambling disorders at a time of greater exposure), restrictions were placed on commercial communications made by gambling operators with a nationwide reach, including entities designated for the marketing of lottery games. However, this particular measure was ultimately repealed by final provision 5.2 of Law 2/2021, of March 29, 2021.

Title VII of the Spanish Gaming Law determines the tax regime applicable to gambling activities in compliance with the provisions of the Additional Provision Twenty of Law 56/2007, of December 28, 2007, on measures to promote the information society, the applicable tax rate being:

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

On October 23, 2013, the Regulations for the Federal Law of Games and Draws were published in the Mexican Official State Gazette, in which the main technical requirements for the gambling and gaming activities on the internet were determined, among others:

●	Article 85 - The establishments shall be able to receive wagers via the internet, by telephone or electronically. For that purpose, they shall establish a system of internal control for the transactions that are made through any of these channels, including a written description of the procedures and regulations to ensure inviolability and prevent the manipulation of wager systems. Said system shall have a record of at least: (i) the number of the account and the identity of the player, and (ii) the date, time, number of transactions, wagered amount and requested selection. The mechanism for receiving wagers shall be previously approved by the Secretariat of Government.

●	Article 87 - Permit holders shall fulfil the following procedures for issuing the wager tickets: (i) for each accepted wager, a single and original ticket shall be issued, which shall be given to the player, and it must be printed out with a serial number, bar code and a different number for each ticket machine, apart from the date and time of issue, wagered amount, type of wager and selection; (ii) for the wagers made via the internet, by telephone or electronically, no ticket shall be issued but the information of such wager shall be immediately registered in the central wager system after the wager has been paid. Since these wagers are made via the internet or electronically, the participants shall have access, for consulting or printing, to a voucher of their corresponding number of folio or rights. All wagers by telephone shall be recorded in audio records, with the player’s prior consent; (iii) the ticket machines shall operate connected online, in real time, to the central wager system; (iv) when, at the moment of issuing a voucher, there appears an error in the ticket machine, the voucher shall be cancelled in an administrative way; (v) the vouchers shall only be issued in the time and places appointed or authorized in the permit, and the permit holder can issue early vouchers; and (vi) the wager vouchers shall be paid at the moment that they are requested, whether in cash or through other legally accepted means of payment.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Colombia

Codere Online operates online gaming in Colombia pursuant to license C1470, which allows for the operation of online gaming, granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A. for a term of five (5) years and which expires on November 15, 2022 (the “Colombia License”). As of July 1, 2022, the transfer of the Colombian license to Codere Online Colombia S.A.S. has been approved from Coljuegos and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License number C1901 on September 1, 2022.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

In May 2019, the City of Buenos Aires issued resolution RESDI-2018-321-LOTBA (the “Regulation”) approving setting forth the regulatory framework applying to online gaming activities within the City of Buenos Aires. The Regulation was later approved by the City of Buenos Aires Legislature. The regulator of the gambling activity in the City of Buenos Aires is the state-owned company Lotería de la Ciudad de Buenos Aires S.E. (“LOTBA”). The Regulation provides that LOTBA may grant permits to third parties for the commercialization and distribution of online gambling. Such permits may be granted for a term of up to five (5) years, renewable for another five (5) years. The holder of such permit shall pay 10% of the gross gaming revenue (“GGR”) to the City of Buenos Aires through LOTBA.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

k)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax, if any.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Tax impacts of the Business Combination

As a result of the Business Combination explained in Note 1, the following steps were followed:

-	Carve-out process in different countries:

The financial information related to Codere Group’s online business was carved-out from the traditional retail business. See considerations for each country below.

Spain: The Spanish company Codere España S.A. performed a financial spin-off of its shares in Codere Online (Melilla) in favour of SEJO. Based on the valid economic grounds of the transaction, the Group has applied the tax neutrality regime that provides roll over relief for Spanish CIT purposes. The Group complied with the formal obligations to apply this regime (formally opt for the regime and communication to the Tax Authorities). As per IAS 12, no deferred taxes have been recorded as: (i) no tax losses or other tax credits were transferred on this transaction and (ii) the shares transferred were transferred at the value it had in the transferor for accounting and tax purposes.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

l)	Non-current and current assets and liabilities

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group or are held-for-sale. Non-current assets and liabilities include all other types of assets and liabilities.

m)	Critical judgments and use of estimates

Below is a discussion regarding the key assumptions made by the Group in preparing its estimates concerning future performance and other relevant sources of uncertainty at the reporting date that could have a significant impact on the consolidated carve-out financial statements within the next financial year.

Measurement of assets and liabilities

The measurement of assets and liabilities was based on the carrying amounts that would be included in the Codere Group’s consolidated financial statements, based on Codere, Group’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the Business Combination in which the parent acquired the subsidiary. Thus, any goodwill recorded at Codere Group related to the reorganization of any of the companies/business was not pushed down to any of the entities in the Group perimeter. For the purposes of preparing the consolidated carve-out financial statements, 100% of the individual balance sheets and income statements of seven entities, including SEJO, were transferred to the online perimeter. For the remaining three entities that are included in the online perimeter, the individual income statement and balance sheet accounts were reviewed by management to determine which accounts related solely to the online business and therefore transferred to the online perimeter. These balances were easily identifiable, as the accounting system separately tracked transactions related to the retail and online businesses; therefore, management was able to identify those accounts which were solely related to the online business.

Cost of doing business

During 2021 and 2020, there were certain costs that were incurred by the Codere Group, which were considered to be common expenses. Therefore, an allocation of these common expenses was performed in order to reflect the portion of these expenses related to the Group in the consolidated carve-out financial statements in 2020 and until November 30, 2021. These common expenses included general corporate expenses, such as, management, audit fees, legal expenses, systems and communication, and office rental expenses. The general corporate expenses that were allocated to the online business were allocated based on the actual expenses related to time spent supporting the entities included in the online perimeter. Office rental expenses were allocated on a per square meter basis used by the entities included in the consolidated carve-out financial statements of the Group. The Group entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide the Group with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that the Group is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of the Group’s income.

n)	Going concern

In the context of the Consolidated Carve-out Financial Statements, the Group had positive equity of €68.1 million as of 31 December, 2021 and 24.5 million as of 31 December, 2022. Additionally, as of December 31, 2022 the Group had positive working capital (current assets less current liabilities) amounting to €25.5 million and positive working capital amounting to €73.0 million as of December 31, 2021, due to the cash inflows as result of the 2021 Merger described in Note 1.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

The Group has a limited operating history and prior to the Business Combination, the Group funded its operations primarily through short-term debts with Codere Group. Since its inception, the Group has incurred recurring losses and negative cash flows from operations including net losses of €46.3 million, €68.0 million and €16.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. At the end of the reporting period the Group expects to continue to generate operating losses through 2023. Securing the financing of development activities and operations represents an ongoing challenge for the Group. As of December 31, 2022, the Group had a shareholders’ equity position of €24.5 million and €53.8 million of cash and cash equivalents, €4.8 million of which was restricted (€94.9 million in cash, of which €3.5 million was restricted in 2021).

On March 29, 2023, Codere Group announced a further financial restructuring process (the “2023 Proposed Restructuring”). As part of the 2023 Proposed Restructuring, Codere Group has entered into a lock-up agreement with a group of its bondholders which provides for a standstill period that would enable it to implement a further restructuring of its liabilities. The form of the restructuring will be based on the bondholder support obtained but which is expected to include the provision of €100 million in new money and the amendment of certain maturities, coupon amounts and composition, seniority and other terms of the Codere Group’s existing liabilities.

The Group currently depends on Codere Group for the provision of certain services. Codere Group’s ability to provide these services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business) may be affected by Codere Group’s ongoing financial restructuring, particularly if it failed to meet its liquidity needs, its operations were interrupted or intervened or otherwise. Moreover, any of the foregoing events may adversely impact the reputation of the Codere Group and, as a result, adversely affect Codere Online’s reputation and the “Codere” brand, or otherwise adversely affect Codere Online’s business, results of operations and financial condition.

Beyond the services provided, an event of insolvency by Codere Group may constitute a breach of certain of Codere Online’s licenses and result in their revocation. For example, in Mexico, the LIFO License, under which Codere Online operates, could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew its licenses in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco or Codere New Topco S.A. (the parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well.

The Group’s dependence on Codere Group for the use of the Codere brand, certain gaming licenses, and certain services (as described above), results in a material uncertainty about the Group’s ability to continue as a going concern. However, management has prepared the financial statements as of December 31, 2022 under the going concern principle, considering not only that Codere Group’s ongoing financial restructuring processes will be successfully completed, and therefore, the uncertainties about the Group due to its dependence on the Codere Group will not materialize, but also the Group’s current liquidity position, actual operating performance, and its reasonable expectations regarding operating performance over the coming three years which lead them to believe that the Group has adequate resources to continue in operational existence for the next twelve months. The evaluation about Codere Group’s ongoing financial restructuring processes being successfully completed is consistent with the evaluation made by management of the Codere Group regarding this situation in their financial statements as of December 31, 2022.

As part of its going concern assessment, management developed a business plan with operational and financial projections through 2025. Based on this business plan, management believes the Group currently has sufficient cash available to finance its operations through 2025. This business plan contemplates that the Group will be investing a substantial part of its available cash over this three-year period (to fund negative operating cash flow) in order to achieve higher growth and increased market share in its existing core markets throughout Latin America and Europe (primarily Spain), and that the overall business will begin generating positive cash flow in 2024. Also, if the business underperforms in comparison to the business plan targets, the Group may either seek external financing and/or otherwise reduce or delay marketing expenses to mitigate the impact on its cash position.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

o)	New IFRS and interpretations of the IFRS Interpretations Committee (“IFRIC”)

The Group has applied all of the applicable IFRS-IASB standards and amendments that were effective for periods ending December 31, 2022 and prior to such date. The Group has used the same accounting policies in its opening IFRS consolidated statement of financial position and through all of the periods presented in these consolidated carve-out financial statements.

As of December 31, 2022, the following standards, amendments and interpretations have been published by the IASB, but their application is not yet mandatory for the Group, and the Group has not elected to early adopt the policies once allowed to do so.

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

1 January 2023

Amendments to IAS 1- Presentation of Financial Statements, disclosure of accounting policies and IFRS Practice Statement 2, Making Materiality Judgements

Clarifications regarding the presentation of liabilities as current and non-current.

The amendments will help improve disclosures on accounting policies to provide more useful information to investors and other primary users of financial statements.

The IASB also amended IFRS Practice Statement 2 to include guidance and examples on applying materiality to accounting policy disclosures.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Standards and Amendments		Mandatory application: annual periods beginning on or after

Amendment to IAS 1 - Classification of Liabilities as Current or Non-current. Non-current Liabilities with Covenants

The amendment clarifies a criterion in IAS 1 for classifying a liability as non-current. The requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments improve the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments also respond to stakeholders’ concerns about the classification of such a liability as current or non-current.

1 January 2024

Amendment to IFRS 16 - Lease Liability in a Sale and Leaseback	Lease Liability in a Sale and Leaseback amends IFRS 16 by adding subsequent measurement requirements for sale and leaseback transactions:	1 January 2024

The IASB is prioritizing collaborating with the new International Sustainability Standards Board (ISSB®) and is committed to ensuring connectivity in financial reporting to meets users’ needs.

The IASB is limiting its plans to a new maintenance pipeline project on climate-related risks, that will address users’ concerns about inconsistent application of IFRS Accounting Standards to climate related risk and insufficient disclosures in the financial statements about these risks. The IASB is also limiting its plan to two new research pipeline projects on intangible assets and the statement of cash flows. Operating segments and pollutant pricing mechanisms projects could be added to the work plan if additional capacity becomes available.

The Group estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the consolidated carve-out financial statements in the initial period of application.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

4.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of the Group, is the Managing Director of the Group. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, the Group’s operating segments are formed by the Group’s online business in Spain, Mexico, Colombia, Panama, Malta, Argentina Israel and Gibraltar.

The Managing Director measures the performance of the Group’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

The Group will report financial information, both internally and externally, based on the organizational structure approved by the Managing Director of the Group. Thus, the reportable segments for the 2022 consolidated carve-out financial statements are formed by the Group’s operations in Spain, Mexico and Colombia. Panama, Argentina and Codere Online Operator LTD (Malta) are grouped under “Other operations”. Codere Online Management Services LTD (Malta), Israel, United States, SEJO and Gibraltar have been grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies) to entities that only provide internal support services.

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

The following tables break down certain of the information presented in the consolidated carve-out income statement for the years ended December 31, 2022, 2021 and 2020 by the Group’s operating segments (amounts expressed in thousands of euros).

12/31/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Revenue	60,043	45,518	7,007	3,179	56,310	(56,310)	115,747
Personnel expenses	(559)	(1,184)	(178)	(875)	(12,505)	-	(15,301)
Depreciation and amortization	(51)	(21)	(4)	(125)	(355)	-	(556)
Other operating expenses	(53,521)	(74,074)	(14,315)	(9,383)	(60,770)	56,298	(155,765)
Operating expenses	(54,131)	(75,279)	(14,497)	(10,383)	(73,630)	56,298	(171,622)
OPERATING INCOME/(LOSS)	5,912	(29,761)	(7,490)	(7,204)	(17,320)	(12)	(55,875)
Finance income	256	3,366	1,477	1,344	25,327	(6,667)	25,103
Finance costs	(1)	(2,724)	(1,776)	290	(57,385)	48,953	(12,643)
Net financial results	255	642	(299)	1,634	(32,058)	42,286	12,460
NET INCOME/(LOSS) BEFORE TAX	6,167	(29,119)	(7,789)	(5,570)	(49,378)	42,274	(43,415)
Income tax benefit/(expense)	(576)	10	(4)	(4)	(2,406)	12	(2,968)
NET INCOME/(LOSS) FOR THE YEAR	5,591	(29,109)	(7,793)	(5,574)	(51,784)	42,286	(46,383)
Attributable to equity holders of the Parent	5,591	(29,108)	(7,793)	(5,574)	(51,784)	42,286	(46,382)
Attributable to non-controlling interests	-	(1)	-	-	-	-	(1)

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

The following tables break down certain of the information presented in the consolidated statement of financial position as of December 31, 2022 and in the carve-out statement of financial position as of December 31, 2021 by the Group’s operating segments (amounts expressed in thousands of euros).

12/31/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	29	70	7	38	111,129	(110,290)	983
Current assets	31,665	4,787	5,133	2,594	180,924	(156,778)	68,325
Trade receivables and other current assets	13,460	2,132	3,261	742	33,814	(45,667)	7,742
Current financial assets	10,476	1,995	873	696	103,816	(111,081)	6,775
Cash and cash equivalents	7,729	660	999	1,156	43,294	(30)	53,808
Total Assets	31,694	4,857	5,140	2,632	292,053	(267,068)	69,308
EQUITY	19,883	(47,067)	(1,554)	(6,057)	169,899	(110,557)	24,547
NON-CURRENT LIABILITIES	-	-	-	-	2,008	-	2,008
CURRENT LIABILITIES	11,811	51,924	6,694	8,689	120,146	(156,511)	42,753
Lease obligations	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-
Borrowings	306	37,657	68	6,251	99,986	(140,025)	4,243
Trade payables and other current liabilities	11,505	14,267	6,626	2,438	20,160	(16,486)	38,510
Total EQUITY AND LIABILITIES	31,694	4,857	5,140	2,632	292,053	(267,068)	69,308

12/31/2021	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Group
Non-current assets	73	29	9	107	97,854	(97,466)	606
Current assets	23,831	5,392	3,715	1,919	161,851	(92,039)	104,669
Trade receivables and other current assets	13,353	1,734	1,337	559	37,720	(48,841)	5,862
Current financial assets	7,022	1,084	798	329	37,833	(43,167)	3,899
Cash and cash equivalents	3,456	2,574	1,580	1,031	86,298	(31)	94,908
Total Assets	23,904	5,421	3,724	2,026	259,705	(189,505)	105,275
EQUITY	14,259	(15,494)	(3,990)	(799)	172,734	(98,556)	68,154
NON-CURRENT LIABILITIES	-	-	-	-	5,513	-	5,513
CURRENT LIABILITIES	9,645	20,915	7,714	2,825	81,458	(90,949)	31,608
Lease obligations	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-
Borrowings	1,776	1,209	2,077	577	62,647	(65,302)	2,984
Trade payables and other current liabilities	7,869	19,706	5,637	2,248	18,811	(25,647)	28,624
Total EQUITY AND LIABILITIES	23,904	5,421	3,724	2,026	259,705	(189,505)	105,275

The Group does not have any customers that individually account for 10% or more of its interest and income for the years ended December 31, 2022 and 2021.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

5.	INTANGIBLE ASSETS

The table below reconciles the carrying amounts of “Intangible assets” at the beginning and end of the reporting periods:

Cost	Balance at 12/31/2021	Additions	Derecognitions	Balance at 12/31/2022
Service concession arrangement	200	-	(200)	-
Software	4,392	17	-	4,409
Total Cost	4,592	17	(200)	4,409
Accumulated amortization (Note 13)

Service concession arrangement	(103)	(97)	200	-
Software	(4,020)	(379)	-	(4,399)
Total Amortization	(4,123)	(476)	200	(4,399)
Total Carrying amount	469	(459)	-	10

Cost	Balance at 12/31/2020	Additions	Derecognitions	Balance at 12/31/2021
Service concession arrangement	200	-	-	200
Software	4,392	-	-	4,392
Total Cost	4,592	-	-	4,592
Accumulated amortization (Note 13)

Service concession arrangement	(3)	(100)	-	(103)
Software	(3,461)	(559)	-	(4,020)
Total Amortization	(3,464)	(659)	-	(4,123)
Total Carrying amount	1,128	(659)	-	469

The service concession arrangement total derecognition for 200 thousand is caused by the liquidation of the Italian subsidiary (Codere Scommese S.R.L.) because the Group’s service concession contract included a service concession contract acquired in Italy that granted rights to economic benefits for the online business.

The gross cost, accumulated amortization and impairment losses of intangible assets as of December 31, 2022, 2021 and January 1, 2021 are as follows:

Balance as of 12/31/2022	Useful life (in years)	Accumulated amortization	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Software	4	Straight line	4,409	(4,399)	-	10
Total intangible assets			4,409	(4,399)	-	10

Balance as of 12/31/2021	Useful life (in years)	Accumulated amortization	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangement			200	(103)	-	97
Of which: with definite useful life	2	Straight line	200	(103)	-	97
Software	4	Straight line	4,392	(4,020)	-	372
Total intangible assets			4,592	(4,123)	-	469

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

6.	PROPERTY, PLANT AND EQUIPMENT

The reconciliation of the carrying amounts of the items comprising “Property, plant and equipment” at the beginning and end of the reporting period:

Cost	Balance at 12/31/2021	Additions	Derecognitions	Balance at 12/31/2022
Machinery and equipment	247	147	-	394
Other fixtures, fittings and tools	10	-	-	10
Total	257	147	-	404
Accumulated depreciation (Note 13)

Machinery and equipment	(121)	(79)	-	(200)
Other fixtures, fittings and tools	(3)	(1)	-	(4)
Total	(124)	(80)	-	(204)
Carrying amount	133	67	-	200

Cost	Balance at 12/31/2020	Additions	Derecognitions	Balance at 12/31/2021
Machinery and equipment	167	80	-	247
Other fixtures, fittings and tools	10	-	-	10
Total	177	80	-	257
Accumulated depreciation (Note 13)

Machinery and equipment	(68)	(53)	-	(121)
Other fixtures, fittings and tools	(2)	(1)	-	(3)
Total	(70)	(54)	-	(124)
Carrying amount	107	26	-	133

Additions in 2022 and 2021 mainly correspond to new machines and equipment in Colombia, Argentina, Spain and Mexico.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

7.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading at December 31, 2022 and 2021 is as follows:

	Amortized Cost
12/31/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	68,325	68,325	68,325
Trade receivables and other current assets (Note 8)	7,742	7,742	7,742
Current financial assets	6,775	6,775	6,775
Of which:
with related parties (Note 14)	-	-	-
Cash and cash equivalents	53,808	53,808	53,808

	Amortized Cost
12/31/2021	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	104,669	104,513	104,513
Trade receivables and other current assets (Note 8)	5,862	5,706	5,706
Current financial assets	3,899	3,899	3,899
Of which:
with related parties (Note 14)	76	76	76
Cash and cash equivalents	94,908	94,908	94,908

Cash and cash equivalents as of December 31, 2022 decreased by €41,100 thousand compared to December 31, 2021 mainly due the 2022 Operating loss and the lack of financing activities in the period.

As of December 31, 2021 Cash and cash equivalents mainly include the cash received as a result of the 2021 Merger described in Note 1 of €89,366 thousand in exchange of shares of the Company.

Cash and cash equivalents also include restricted cash related to Spanish clients where the regulation obliges the Group to maintain 1 euro as restricted cash for each euro the customer has in the virtual wallet. As of December 31, 2022 and 2021 it amounted to €4,829 and €3,548 thousand, respectively.

Trade receivables and other current assets include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to its online wallets amounting to €3,357 and €1,926 thousand as of December 31, 2022 and 2021, respectively.

Current financial assets mainly correspond to deposits made by customers through payment service providers to its online wallets amounting to €6,455 and €3,728 thousand as of December 31, 2022 and 2021, respectively. These deposits are normally settled and appear in the online account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

Current financial assets from related parties correspond to the tax returns from Codere Group, by which the Group has not recognized any receivable as of December 31, 2022 and has recognized a receivable amounting to €76 thousand (see Note 14) as of December 31, 2021. These receivables are normally recognized as current financial assets.

The expected credit losses recognized on current financial assets as of December 31, 2022 and 2021 amounted to €138 and €55 thousand, respectively.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

8.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at December 31, 2022 and 2021 is as follows:

	12/31/2022	12/31/2021
Trade receivables:
Other receivables from the Codere Group companies (Note 14)	4,309	3,318
Impairment of trade receivables	(99)	(34)
Other current assets:
Current tax asset (VAT)	2,793	1,523
Prepayments	677	739
Other receivables	62	316
Total	7,742	5,862

Other receivables from the Codere Group companies mainly include balances to be paid by Latin American (“Latam”) retail companies from Codere Group amounting to €4,197 thousand and €2,405 thousand as of December 31, 2022 and December 31, 2021, respectively.

The carrying amounts of the Group’s trade receivables and other current assets are denominated in the following currencies:

Currency	12/31/2022	12/31/2021
EUR	1,580	2,139
ILS	61	150
ARS	365	290
USD	343	212
MXN	2,132	1,734
COP	3,261	1,337
Total	7,742	5,862

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

The movement in the allowance for impairment of trade receivables as of December 31, 2022, 2021 and 2020 is as follows:

Expected credit loss as of 01/01/2020	30
Additions	71
Reversal	-
Expected credit loss as of 12/31/2020	101
Additions	-
Reversal	(67)
Expected credit loss as of 12/31/2021	34
Additions	65
Reversal	-
Expected credit loss as of 12/31/2022	99

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

9.	EQUITY

Before the Business Combination, SEJO was the holding company of Codere Online Business with €60 thousand share capital. On June 4, 2021, the Company was created as described in Note 1 with an initial share capital amounting to €30 thousand divided into 30 thousand ordinary shares with a nominal value of one euro each (€1), all of which are fully paid up. As of December 31, 2021, the share capital of the Group amounted to €45,121,956 divided into 45,121,956 shares as a result of the capital increases in connection with the Business Combination. These 2021 capital increases correspond to the steps mentioned above in Note 1:

●	Exchange: the transfer of SEJO to the Company, in exchange for 29,970,000 of additional newly issued ordinary shares of the Company, which were subscribed for by CNEW.

●	Merger: the contribution of all shares of DD3 Class A Common Stock issued and outstanding immediately prior to the merger to the Company in exchange for 15,121,956 ordinary shares of the Company.

See the table below for a summary of Parent’s ownership:

	Shares	Percentage
Ordinary shares held by public stockholders	3,915,956	8.7%
Ordinary shares issued to the sponsor and its permitted transferees	3,421,000	7.6%
Ordinary shares issued to forward purchasers and permitted transferees	6,074,000	13.5%
Ordinary shares issued to the subscribers and their permitted transferees	1,711,000	3.8%
Ordinary shares held by CNEW	30,000,000	66.5%
Parent ordinary shares outstanding	45,121,956	100%

The 2021 movement in Net Parent Investment represents:

i)	Pursuant to the Business Combination Agreement, prior to the effective time of the Merger, CNEW and SEJO capitalized all outstanding liabilities of SEJO and its subsidiaries due to CNEW or any of its subsidiaries so that at the time of the Merger neither SEJO nor any of its subsidiaries had any liability outstanding. During 2021, the following liability conversion into equity took place amounting to €55.3 million:

●	Codere España S.A. and SEJO for €28.1 million (€27.8 million correspond to the borrowings and €0.3 million correspond to the trade payables).

●	CNEW and SEJO for €13.9 million (€9.3 million correspond to the borrowings and €4.6 million correspond to the trade payables).

●	Codere Scommesse S.R.L. and Codere Italy S.A.U. for €1.0 million correspond to the borrowings.

●	Latam companies for €2.8 million correspond to the trade payables.

●	Codere Online Management Services LTD and related parties of Codere Group for €4.8 million correspond to the trade payables.

The Net Parent Investment also includes the listing costs supported by CNEW as explained in Note 2 as parent contribution for €4.6 million in these consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

ii)	The impacts of the SEJO contribution.

The SEJO contribution to Parent made by CNEW as of November 29, 2021 as part of the Business Combination has been registered based on the consolidated accounting balances of SEJO sub-consolidated balance sheet as of the date of the transaction, as it is considered to be a reorganization under common control. For the purposes of the equity movements presented in these consolidated carve-out financial statements, as the historical values of SEJO were already presented as predecessor values as of December 31, 2020, the impact is only a reclassification from other reserves to issued capital amounting to €29,970 thousand related to the 29,970,000 new shares issued to Codere Newco at €1 nominal value.

iii)	The incorporation of the new parent as of June 4, 2021

As explained in Note 1, the historical financial statements for the years ended December 31, 2019 and 2020 were presented based on the former structure of the Codere Online Business prior to the Business Combination, where SEJO was the holding company. As a result of the Exchange, the Company became the parent of the Group, and consequently, the €30 thousand of issued capital paid upon incorporation of the Company would arise as Issued capital in the consolidated carve-out financial statements.

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

The transaction with DD3 has been, partly, treated as a shared-based payment transaction that falls under IFRS 2, with the difference between the fair value of DD3 shares issued prior to the PIPE additional contribution, (was derived from quoted prices (Level 1)), which amounted to €79,145 thousand, and the fair value of the identifiable net assets of DD3 at that time, amounting to €43,300 thousand, being recorded as an expense of €35,845 thousand in the consolidated carve-out income statement, representing the costs associated with the listing process. See the table with the calculations below:

	Per Share	Per Share	Assuming Real Redemption
(in thousands except for share data)	Value USD	Value EUR (*)	Shares	Fair Value (in USD)	Fair Value (in EUR)
Class A common shares	$9.42	€8.29	8,407,025	$79,194	€69,695
Warrants	$1.66	€1.46	6,435,000	$10,682	€9,450
			14,842,025	$89,876	€79,145
Fair Value					€43,300
Excess of fair value (listing costs)					€35,845

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

As of December 31, 2022 the Employee share-based compensation in Other reserves, amounted to €3,369 thousand, mainly related to the management incentive plan described in Note 17.

As of December 31, 2022 the Other movements allocated in Other reserves that amounted to €898 thousand correspond to an adjustment that reflects the forgiveness of the Cost of Doing Business debt from Codere Group to Codere in 2022.

Equity attributable to non-controlling interest as of December 31, 2022 and December 31, 2021 amounted to €145 and €146 thousand, respectively, which represents 25% of minority shareholder’s interest in the historical online business activity the Group has carried out through Hipica de Panama S.A. until October 1, 2021. From December 31, 2021, Panama is 100% controlled by the Company. Currently, the only entity that is not 100% controlled by the Company is LIFO AenP (Mexico), in which it has the 99.99% of the ownership.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

10.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

As of December 31, 2022, and 2021 the breakdown of financial instruments by category is as follows:

Current borrowings at amortized cost

	Amortized Cost
12/31/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	4,243	4,243	4,243
Other borrowings	4,243	4,243	4,243
Of which:
with related parties (Note 14)	4,243	4,243	4,243

	Amortized Cost
12/31/2021	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	2,984	2,984	2,984
Other borrowings	2,984	2,984	2,984
Of which:
with related parties (Note 14)	2,919	2,919	2,919

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €4,243 and €2,919 thousand as of December 31, 2022 and 2021, respectively.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Non-current borrowings at amortized cost

There were no non-current borrowings accounted for at amortized cost as of December 31, 2022 and December 31, 2021 as result of the liability conversion into equity during 2021.

The breakdown of the residual maturity contractual undiscounted cash flows of the borrowings of the Group as of December 31, 2022 and 2021, was as follows:

		Non-current
December 31, 2022	Current 2023	2024	2025	2026	2027	Subsequent years	Non-current	Total
Loans	-	-	-	-	-	-	-	-
Other borrowings	4,243	-	-	-	-	-	-	4,243
Of which:
to related parties (Note 14)	4,243	-	-	-	-	-	-	4,243
Total	4,243	-	-	-	-	-	-	4,243

		Non-current
December 31, 2021	Current 2022	2023	2024	2025	2026	Subsequent years	Non-current	Total
Loans	-	-	-	-	-	-	-	-
Other borrowings	2,984	-	-	-	-	-	-	2,984
Of which:
to related parties (Note 14)	2,919	-	-	-	-	-	-	2,919
Total	2,984	-	-	-	-	-	-	2,984

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Other borrowings associated with financing activities

The following charts present details regarding the changes in other borrowings in 2022 and 2021 that arose from financial activities:

2022

	Balance at 12/31/2021	Drawdown of related party debt	Related party non-cash payable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 12/31/2022
Loans	-	-	-	-	-	-	-
Other borrowings	2,984	-	1,259	-	-	-	4,243
Total	2,984	-	1,259	-	-	-	4,243

2021

	Balance at 12/31/2020	Drawdown of related party debt	Related party non-cash payable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 12/31/2021
Loans	21,441	-	-	(21,441)	-	-	-
Other borrowings	17,777	450	1,845	(17,088)	-	-	2,984
Total	39,218	450	1,845	(38,529)	-	-	2,984

As described in Note 9, the debt conversion into equity during 2021 through borrowings amounted to €38.5 million.

Non-current financial liabilities

As of December 31, 2022, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

As of the date of the Business Combination on November 30, 2021, the market price of each warrant was approximately €1.46 per warrant or €9,450 thousand in the aggregate. As of December 31, 2021, the market price decreased to approximately €0.86 per warrant; therefore, as of December 31, 2021, the fair value of the warrant liabilities amounted to €5,513 thousand. As of December 31, 2022, the market price decreased to approximately €0.20 per warrant; therefore, as of December 31, 2022, the fair value of the warrant liabilities amounted to €1,298 thousand. The change in fair value of the warrants was recorded in the consolidated income statement as finance income amounting to €4,215 thousand for the year ended December 31, 2022.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

11.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of December 31, 2022 and 2021 is as follows:

	12/31/2022	12/31/2021
Trade payables	23,791	19,687
Customer online wallets	7,034	4,900
Other current liabilities	7,685	3,211
Accruals	-	826
Total	38,510	28,624
Of which: with related parties (Note 14)	6,497	3,729

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accruals include the Group’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of December 31, 2022 and 2021 is as follows:

	12/31/2022	12/31/2021
Accrued salaries	1,874	640
Current tax liabilities	5,756	2,501
Others	55	70
Total	7,685	3,211

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

As of December 31, 2022, it was approved by the tax authority the creation of the for tax consolidation group in Spain, that will be effective starting 2023

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations for the fiscal years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Accounting net loss before tax	(43,415)	(67,047)	(14,769)
At Codere Online statutory income tax rate	7,381	11,398	3,692
Tax effect unrecognized tax losses and permanent differences	(19,486)	(17,705)	(5,395)
Utilisation of previously unrecognised tax losses	-	(1,000)	-
Effect of different rates in different jurisdictions	9,137	6,341	3,095
Adjustment of prior year taxes	-	-	118
Income tax benefit/(expense)	(2,968)	(966)	(1,510)
Effective tax rate	7%	1%	10.22%
Of which -
Current tax expense	(3,029)	(966)	(1,510)
Deferred tax benefit/(expense)	61	-	-
Total income tax benefit/(expense)	(2,968)	(966)	(1,510)

Deferred taxes

	12/31/2022	12/31/2021
Deferred tax asset	771	-
Deferred tax liability	710	-

The deferred tax asset generated as of December 31, 2022 due to the recognition of the long-term incentive plan impact as described in Note 17, and the deferred tax liability mainly due to the fluctuation of the exchange rates between the euro and the other currencies.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

As shown in the table below, the Group has generated net losses which can offset against future profits; however, as of December 31, 2021 and 2022, the Group did not recognize these considering it is not expected that these will be utilized within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Previous	2020	2021	2022	Total as of 12/31/2022
SEJO	-	-	9,355	4,224	13,579
Codere Online S.A.U. (Spain)	2,639	-	-	-	2,639
Codere Online Management Services LTD (Malta)	5,971	9,592	9,051	12,356	36,970
LIFO AenP (Mexico)	-	-	343	25,006	25,349
Codere Online Luxembourg, S.A.	-	-	-	-	-

Entity	Previous	2019	2020	2021	Total as of 12/31/2021
SEJO	-	-	-	9,355	9,355
Codere Online S.A.U. (Spain)	1,854	785	-	-	2,639
Codere Online Management Services LTD (Malta)	-	5,971	9,592	9,051	24,614
LIFO AenP (Mexico)				343	343
Codere Online Luxembourg, S.A.	-	-	-	-	-

It is important to mention that the Group belonged to a tax consolidation group in Spain in the first three quarters of the year 2021. In the last quarter of 2021, the Group ceased to belong to the tax consolidation group and made all the tax payments.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

13.	REVENUE AND EXPENSES

Revenue

The breakdown of the Group’s revenues is as follows:

	2022	2021	2020
Online sports betting	58,470	45,875	39,719
Online casino wagering	57,277	34,178	30,778
Others	-	200	-
Total	115,747	80,253	70,497

In 2021 Others represented the disposition of the Greenplay brand in exchange for 200 thousand euros pursuant to an asset purchase agreement between the Group and Aspire to Vita Media Group ApS on December 31, 2021.

No customer contributed more than 10% of revenue for the years ended December 31, 2022, 2021 and 2020.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	2022	2021	2020
Spain	60,043	49,753	48,279
Mexico	45,518	24,908	18,422
Colombia	7,007	3,976	2,355
Argentina	1,077	-	-
Others	2,102	1,616	1,441
Total	115,747	80,253	70,497

Personnel expenses

The heading personnel expenses for the 2022, 2021 and 2020 periods include expenses for wages, salaries, benefits (and other similar concepts) and social security and other social contributions expenses payable by the Group.

	2022	2021	2020
Wages, salaries and similar	9,363	6,248	4,483
Social security contributions payable by the Group	790	425	280
Other social contributions	5,148	407	394
Total	15,301	7,080	5,157

The personnel expenses increase in the 2022 period is due to the approval by the company of the Management Incentive Plan in 2022 described in Note 17 and for the increase in personnel number.

Other social contribution includes those expenses resulting from the LTIP executive bonus amounting to 3,369 thousand euro in 2022.

Depreciation and amortization

The breakdown of depreciation and amortization for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Depreciation of property, plant and equipment (Note 6)	80	54	40
Amortization of intangible assets (Note 5)	476	659	883
Amortization of right-of-use assets	-	8	9
Total	556	721	932

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Other operating expenses

The breakdown of other operating expenses for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Gambling taxes	11,529	8,440	8,867
Leases	526	596	575
Utilities, repairs and maintenance	1,059	793	1,258
Professional services and other expenses	49,396	35,905	28,639
Listing and transaction costs	-	45,509	-
Casino license royalties	4,843	4,024	4,255
Marketing expenses	88,412	48,214	35,063
Total	155,765	143,481	78,657

The Group recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses in 2022, 2021 and 2020 mainly include: (i) streaming services contracted to external parties offered to our customers as complement to our sports complete betting offer, (ii) the payment processing which allows our customers to deposit and withdraw money using user-friendly platforms from payment processing providers and (iii) some of our less popular sports odds hired to external providers. Additionally, included within this heading are certain other expenses, such as those relating to marketing and customer relationship management (“CRM”) tools.

Included within listing and transaction costs in 2021 is the cost of the listing of €35.8 million related to the Merger and recorded as a share-based payment in accordance with IFRS 2 (see Notes 2 and 9) and the net transaction costs associated with the Business Combination amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by CNEW.

Finance income / (cost)

The breakdown of finance income for the year ended December 31, 2022, 2021 and 2020 is as follows

	2022	2021	2020
Interest Income/(Expenses)	88	(6)	-
Exchange rate impact	5,828	(50)	(520)
Argentina Hyperinflation Impact	2,265	70	-
Decrease/(Increase) in Fair Value of Public Warrants (note 10)	4,215	3,937	-
Impact of IFRS 9 on accounting for financial instruments, including impairment*	(149)	31	-
Others	213	-	-
Total	12,460	3,982	(520)

*	Impact of IFRS 9 on accounting for financial instruments, including impairment is the result of adding, Impairment of trade receivables, Current financial assets and cash equivalents.

Regarding the finance income/(cost) for the year ended December 31, 2022 and 2021 primarily relates to the change in the fair value of the warrants from the date of transfer, November 30, 2021, to the end of the year, which amounted to €4,215 and €3,937 thousand, respectively. Additionally, included in this heading for the years ended December 31, 2022, 2021 and 2020 is both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that the Group uses in its operations as well as interest expense related to the Group’s outstanding borrowings from related parties.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

As a result of the 2021 Business Combination, as described in Note 1, Codere Group has control of the Group through CNEW with approximately 66.5% of the total outstanding ordinary shares of Parent. The remaining shareholders of Parent, which include former DD3 shareholders and certain other investors, collectively hold the remaining 33.5% stake. As of December 31, 2022, Parent had 45,121,956 issued and outstanding shares.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, as a result of the issuance of new shares on November 30, 2021, earnings per share has also been adjusted for all periods presented to reflect the number of shares issued and outstanding giving an amount of 45,121,956 for the years 2022 and 2021, and an amount of 30,006,101 shares for the 2020 period, which corresponds to the amount of shares attributable to CNEW (66.5%) without giving effect to the capital contribution of the DD3 shareholders and the resources obtained by the Nasdaq listing described in the previous paragraph.

Both basic and diluted earnings per share attributable to equity holders of the Group are calculated based on the following data, in each case for the years ended December 31, 2022, 2021 and 2020:

	12/31/2022	12/31/2021	12/31/2020
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	(46,382)	(68,067)	(16,274)
Weight average number of shares outstanding:
Basic	45,121,956	6,686,432	4,463,482
Diluted	45,121,956	6,686,432	4,463,482
Basic earnings per share (euros)	(1.03)	(10.18)	(3.64)
Diluted earnings per share (euros)	(1.03)	(10.18)	(3.64)

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

Transactions with Codere Group and related companies

2022

Related Companies	Relation to the Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	(3,645)	(3,645)
Codere Newco S.A.U.	Parent of the Group	-	(9,504)	(9,423)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	(1,520)	(1,520)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	(162)	(162)
Other retail companies	Subsidiary of Codere Group	-	(857)	(857)
Mexico retail companies	Subsidiary of Codere Group	-	(3,456)	(3,456)
Retail Latam	Subsidiary of Codere Group	-	(3,365)	(3,365)

Balance at 12/31/2022

Related Companies	Relation to the Group	Current financial assets (Note 7)	Trade receivables (Note 8)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Newco S.A.U.	Parent of the Group	-	3	8	1,779
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	-	-	-
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	109	-	369
Other retail companies	Subsidiary of Codere Group	-	-	306	788
Other latam retail companies	Subsidiary of Codere Group	-	1,034	3,187	1,497
CCOL	Subsidiary of Codere Group	-	2,832	68	1,953
ACOR/HIPA	Subsidiary of Codere Group	-	331	674	111
Total		-	4,309	4,243	6,497

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

As described in Note 9, during 2021 the Group signed an agreement to reduce debt through a conversion into equity amounting to €55.3 million. The liability conversion into equity process is comprised of the following:

●	Codere España S.A. and SEJO for €28.1 million (€27.8 million correspond to the borrowings and €0.3 million correspond to the trade payables).

●	CNEW and SEJO for €13.9 million (€9.3 million correspond to the borrowings and €4.6 million correspond to the trade payables).

●	Codere Scommese S.r.l. and Codere Italy S.A.U. for €1.0 million correspond to the borrowings.

●	Latam companies for €2,8 million correspond to the trade payables.

●	Codere Online Management Services LTD and related parties of Codere Group for €4.8 million correspond to the trade payables.

The intercompany liability is subject to the “cash free debt free” clause of the Business Combination Agreement. Accordingly, upon the Business Combination consummation (see Note 1) any outstanding liability was forgiven by the counterparty (Codere Group) and hence was converted into equity.

Managing Director Services Agreement

Prior to January 1, 2022, Mr. Edree, who currently serves as the Chief Executive Officer of Parent, served as Parent’s Managing Director and provided services to Codere Online Business as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited, a British Virgin Islands company majority-owned by him (“Novelly”), and Codere Online Business’s subsidiary, OMSE, with an effective date as of October 9, 2018 (as amended on November 30, 2020, the “Edree Services Agreement”). Under the Edree Services Agreement, Mr. Edree and Novelly agreed to provide, on an exclusive dedication basis (subject to their right to continue to manage certain identified holdings), certain services in exchange for a fixed annual fee payable by OMSE to Novelly of €250,000, plus a variable annual fee of up to €125,000, depending on the fulfilment of certain objectives each year. A success fee was also payable by OMSE calculated as 8% of the incremental value (as defined in the Edree Services Agreement) that is created at Codere Online, subject to a cap of €10 million, due to the services provided by Novelly. The success fee vested at a rate of 20% per year for two years (and 12% thereafter), being fully vested on the seventh anniversary of the effective date, or earlier upon the consummation of a company sale event (as defined therein). The Edree Services Agreement included a non-compete provision during the term of the agreement and for 18 months thereafter. Such provision excluded any services provided by Mr. Edree and Novelly to the companies set forth on a schedule to such agreement.

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Chief Executive Officer Employment Agreement

Mr. Edree currently serves as the Chief Executive Officer of Parent pursuant to an executive employment agreement (“contrato laboral de alta dirección”) entered into by Mr. Edree and SEJO, dated January 1, 2022 (the “Edree Executive Employment Agreement”), which the Parent Board ratified on February 2, 2022. Under the Edree Executive Employment Agreement, Mr. Edree accepted his employment as Codere Online’s Chief Executive Officer and undertook to provide certain services under the supervision of the Parent Board and SEJO’s board of directors, on an exclusive dedication basis (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions), for an indefinite term in exchange for a fixed annual salary payable by SEJO of €250,000, plus (i) a variable annual compensation of up to €125,000, depending on the fulfilment of certain objectives each year, (ii) the right to participate in the LTIP, (iii) an annual housing allowance in the amount of €25,000 and (iv) the right to indemnification under Codere Online’s insurance for directors and senior managers from time to time. The Edree Executive Employment Agreement includes a non-compete provision during the term of the agreement and for 12 months thereafter (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions) and a non-solicit provision for 24 months after the term of the agreement. As consideration for the non-compete and non-solicit, Mr. Edree will be entitled to receive €250,000 upon termination of the agreement.

The members of the board of directors as of December 31, 2022 were as follows:

Name	Age	Title
Patrick Joseph Ramsey	49	Director and Chairman of the Board
Moshe Edree	56	Director and Managing Director
Oscar Iglesias	48	Director and Chief Financial Officer
Borja Fernández	49	Director
Laurent Teitgen	44	Director
Dr. Martin M. Werner	59	Director
Daniel Valdez	41	Director

With respect to the members of the Parent Board, the Remunerated Directors’ compensation from Parent for the year ended December 31, 2022 amounted to an aggregate amount of approximately €188 thousand.

Additionally, for the year ended December 31, 2022, the aggregate base compensation paid by Codere Online to the group of individuals serving as members of the senior management team of Parent was approximately €1.4 million. Certain members of this group also serve as Directors in the Parent Board, but receive no compensation in that capacity. This amount does not include de-minimis benefits including, but not limited to, relocation travel, professional and business expenses and benefits in kind reimbursed or paid by Codere Online. The amount also does not include up to €0.6 million in variable compensation that may be paid for the year ended December 31, 2022 by Codere Online to certain individuals who served as Parent’s senior managers during the year ended December 31, 2022.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Market Risk

As a publicly traded company, the Group is exposed to market risks that arise from changes in market prices and rates, including foreign currency exchange rates, interest rates, equity prices, and other factors that affect the capital markets.

Additionally, our company has issued warrants that are also subject to market risk. Adverse changes in these market conditions could have a negative impact on our financial performance and position.

These market risks may impact the financial performance and position of the Company.

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

The Group actively manages exchange rate risks to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimizing the Group’s financial cost. In this way, it attempts to protect its solvency and financial results.]

The following tables include the outstanding current asset and current liability balances in foreign currencies as of December 31, 2022 and 2021 in thousands of euros:

12/31/2022

	Current assets	Current liabilities
ILS	483	996
COP	5,354	5,529
MXN	4,788	14,164
GBP	14	-
PAB	922	1,214
ARS	1,368	1,361
USD	-	57
Total	12,929	23,321

12/31/2021

	Current assets	Current liabilities
ILS	150	829
COP	1,337	2,427
MXN	1,734	6,699
GBP	-	1
ARS	290	1,444
USD	85,763	158
Total	89,274	11,558

The balances exposed to the exchange rate risk from Panama were not significant.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Sensitivity analysis

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2022	Income statement	Equity	Income statement	Equity
COP/EUR	5,130.56	18	-	(18)	-
MXN/EUR	20.65	938	-	(938)	-
GBP/EUR	0.88	1	-	(1)	-
USD/EUR	1.07	4,224	-	(4,224)	-
ARS/EUR	188.96	273	-	(273)	-
ILS/EUR	3.75	51	-	(51)	-

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2021	Income statement	Equity	Income statement	Equity
COP/EUR	4,509.0	109	-	(109)	-
MXN/EUR	23.0	496	-	(496)	-
GBP/EUR	0.8	-	-	-	-
USD/EUR	1.1	8,592	-	(8,592)	-
ARS/EUR	116.0	173	-	(173)	-
ILS/EUR	4.0	55	-	(55)	-

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2020	Income statement	Equity	Income statement	Equity
COP/EUR	4,212.0	(44)	-	44	-
MXN/EUR	24.5	(212)	-	212	-
ILS/EUR	3.9	(6)	-	6	-

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

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

16.	COMMITMENTS AND CONTINGENCIES

The Group is faced with certain contingencies, from time to time, involving litigation, claims, assessments or compliance. Such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact the Group’s financial condition or results of operations. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. While the Group maintains insurance coverage that the Group believes is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. The current liability for the estimated losses associated with these proceedings is not material to the consolidated financial condition and those estimated losses are not expected to have a material impact on the Group’s results of operations.

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

Business e-Mail Compromise Incident

Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. After hacking the e-mail account of one of Codere Online’s senior officers, the perpetrators sent illegitimate requests for payments attaching doctored invoices reflecting fraudulent account information for otherwise legitimate payment requests. As a result, during 2022, Codere Online made certain payments on outstanding invoices totalling approximately €744 thousand to foreign accounts controlled by the impersonator rather than to the account of the real vendor (the “Business e-Mail Compromise”).

Codere Online launched an internal investigation to determine the full extent of the fraud scheme and related potential exposure in connection with the Business e-Mail Compromise, and has recorded a one-time pre-tax charge of €744 thousand in 2022 as the result of this event. Following the discovery of the Business e-Mail Compromise, Codere Online promptly initiated contact with the banks involved in the wire transfers as well as appropriate law enforcement authorities. To date, Codere Online has recovered a de minimis portion of the amounts transferred to illegitimate recipients in connection with the Business e-Mail Compromise. Codere Online is continuing to pursue the recovery of the amounts transferred. Codere Online may be limited in what information it can disclose as it is currently considering legal action and other remedies available in connection with the Business e-Mail Compromise. The ultimate amount of the loss will depend on Codere Online’s success in recovering some or all of the funds. Codere Online currently believes the Business e-Mail Compromise is an isolated event and, to its knowledge, it did not compromise users’ account deposits or login credentials and did not result in any unauthorized access to any of the confidential consumer information or other user data that Codere Online maintains. To date, Codere Online has not found any evidence of additional fraudulent activity. While this matter will result in some additional near-term expenses, Codere Online does not expect the Business e-Mail Compromise incident to have a material impact on its business.

Codere Online, led by the Internal Audit team of Codere Group, has conducted an investigation into the Business e-Mail Compromise. The investigation concluded on June 27, 2022 with a report to the audit committee of the Parent Board. The investigation has uncovered that the information contained in the e-mail account of the Codere Online senior officer was accessible to, and may have been accessed by, the perpetrators. Except for the information contained in such e-mail account, there is no evidence that Codere Online’s systems were penetrated or that any corporate information, including our financial and accounting information, was accessed. The investigation has found no evidence of employee criminal involvement in the Business e-Mail Compromise. In connection with this investigation, Parent’s senior management has concluded that Codere Online did not maintain effective disclosure controls and procedures because of the existence of certain material weaknesses in internal control over financial reporting. Codere Online has implemented enhanced internal controls over financial reporting and is in the process of implementing additional procedures and controls pursuant to recommendations from the investigation.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

17.	OTHER INFORMATION

Italian subsidiary liquidation

Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy on December 30, 2022, after evaluating a number of strategic alternatives with respect to its Italian business.

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

The LTIP is primarily for the benefit of certain existing and future senior managers of Parent and the Remunerated Directors and certain employees and independent contractors providing services to Codere Online from time to time. The beneficiaries will be proposed by the Chief Executive Officer of Parent and will be subject to approval by the Parent Board. Upon approval by the Parent Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent’s equity value. And/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value will be calculated considering the Exercise Equity Value (which will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value (amounted to $ 350 million) and the Invested Capital from shareholders (cash contributions to shareholders, in each case to the extent made after the Date of Commencement of these Plan and will be capitalized at an annual rate of 8%).

According to the LTIP Agreement, the termination date of the restricted shares and deferred payments will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The number of share options to be granted will be based on the portion of the Target Comp. tied to this stock option component, a $10,00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

The share options granted to the Beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period. The share options will be exercisable at the option of the beneficiary on a cash or cashless basis (subject to Parent’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and will not be transferable by the beneficiary at any time.

The number of Restricted Shares to be granted will be based on the portion of the Target Comp tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

The deferred payments right are also part of the LTIP to enhancing the alignment between senior management and directors’ interest with those of Codere Online and Holdco Shareholders and to strength the retention and motivation of senior management and directors in the long term. Deferred Payments are measured in USD and employee will receive as many shares as are worth to the Deferred Payments Right amount on December 31, 2026. The deferred payments right granted to the Beneficiaries shall have a 20% vesting per calendar year and will be paid at Parent’s option in cash or Ordinary Shares subject to certain exceptions and acceleration events.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

The company formally issuing the shares will be the Parent. However, the Employer Company of each Beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

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

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	900,148	897,970	-
Fair value of the LTIP in USD	1,058,967	3,632,610	4,131,152
Weighted average price in USD	1,18	4,05	-
Options granted during the period	180,030	179,594	37,918
Options exercised during the period	-	-	-
Options outstanding as of December 31, 2022	180,030	179,594	37,918
Exercisable as of December 31, 2022	-	-	-

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50,13%
Plan duration (years)	5,00
Expected dividend yield	0,00%
Risk-free interest rate	U.S. Sovereign Bond yield

Regarding the forecasted share price volatility, given the recent listing of the Company’s shares, the annualized share price volatility has been calculated as the average historical standard deviation among the company’s selected peers, considering a 5-year period, matching the LTIP tenor.

More specifically, the restricted share’s fair value has been calculated as the number of estimated vested instruments times the expected share value at the assumed restricted shares exercise date. The number of estimated vested instruments used has been the one established in each beneficiary’s invitation letter, and the expected share value has been determined according to the aforementioned Monte Carlo simulation and the valuation inputs previously detailed.

Regarding the fair value of the stock options which may be converted into the Company’s ordinary equity at a previously specified price for a determined time period, has been obtained in a similar way, by multiplying the number of vested stock options times the expected option value as of that date. In this sense, in order to determine the stock option value as of each of the grant dates, we have also used the expected share price evolution as determined by the Monte Carlo simulation model. Additionally, it is worth mentioning that options’ value can be divided into intrinsic value, consisting in the difference between the underlying share’s price and the option’s strike if this is a positive value for the acquirer of the option shares; and time value, which represents the possibility that the option may obtain intrinsic value in the future. In this sense, according to the valuation model’s share price expected evolution, the Company’s stock options only have time value as of each of the grant dates, due to the value of the underlying ordinary shares as of the grant dates and the strike price of $10 per share.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

Finally, it must be noted that the fair value of deferred payments to be made in a future date, depends directly on a non-market condition (evolution of the Company’s EBITDA during the Sub-Plan’s life). However, it is possible to determine the number of shares to be delivered, based on the expected evolution of the Company’s EBITDA in line with its business plan, which will be revised subsequently until the payment date. To this extent, in order to establish the preliminary number of shares which will be delivered to the Sub-Plans’ beneficiaries, the main input used has been the Company’s business plan.

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

The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of the Group as of December 31, 2021. As of December 31, 2022, the impact of the LTIP was recorded in the Consolidated Carve-out Financial Statements of Income (Loss) as personnel expenses amounted to 3,567 thousand dollars.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CARVE-OUT

FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2022 AND

2021 AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Thousands of Euros)

18.	EVENTS AFTER THE REPORTING DATE

Liquidation of Subsidiary

On October 20, 2022, the board of directors of Codere Online Luxembourg, S.A. approved the liquidation of its Malta operating entity named Codere Online Operator LTD, of its Malta supporting entity named Codere Online Management Services LTD and of its Gibraltar supporting entity named Codere (Gibraltar) Marketing Services LTD. The liquidation is expected to be completed on or before December 31, 2023, subject to customary closing conditions. Codere Online voluntarily surrendered its B2C license on February 28, 2023 as it does not currently offer online casino and sports betting to customers located in Malta. On March 3, 2023, Codere Online voluntarily surrendered its B2B license, which authorized the provision of B2B gaming services

The liquidation represents a significant event for Codere Online Luxembourg, S.A. This liquidation is not expected to have any significant financial impact in the financial statements for the period in which the liquidation occurs.

Board composition changes

On March 1, 2023, Moshe Edree was replaced by Aviv Sher as a Chief Executive Officer of Codere Online Luxembourg, S.A.

2023 Proposed Restructuring

On March 29, 2023, the Codere Group announced a new financial restructuring process (the “2023 Proposed Restructuring”). As part of the 2023 Proposed Restructuring, the Codere Group has entered into a lock-up agreement with a group of its bondholders which provides for a standstill period that is designed to enable the Codere Group to implement a further restructuring of its liabilities. As reported by the Codere Group on April 19, 2023, the Codere Group obtained shareholder approval and received significant positive engagement from noteholders in connection with the 2023 Proposed Restructuring. The Codere Group is in the process of preparing the relevant documentation for the purposes of implementing the 2023 Proposed Restructuring by no later than the end of the second quarter of 2023. The structure of the restructuring is expected to include the provision of €100 million in new money and the amendment of certain maturities, coupon amounts and composition, seniority and other terms of the Codere Group’s existing liabilities.

There were no additional events subsequent to the closing date which could have a significant effect on the Group’s audited consolidated carve-out financial statements.