Form 20-F
period 2023-12-31
Codere Online Luxembourg, S.A.
filed 2025-05-01
CIK 1866782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

L-2557 Luxembourg

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,297,900 ordinary shares, nominal value €1.00 per share, as of December 31, 2023 6,435,000 warrants to purchase ordinary shares, as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☒

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

“AenP Agreement” means the Contrato de Asociación en Participación, dated June 21, 2021, by and between SEJO and Libros Foráneos, S.A. de C.V., which became effective on the Merger Effective Time, as amended from time to time. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement.”

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

“Amendments” means Law 11/2021, which amended section (c), paragraph 2 of Article 13 of the Spanish Gaming Law.

“Ancillary Agreements” means the Contribution and Exchange Agreement, the Registration Rights and Lock-Up Agreement, the Nomination Agreement, the Indemnification Letter, the Warrant Amendment Agreement, and all other agreements, certificates and instruments executed and delivered by DD3, Codere Newco, Codere Online, Merger Sub or SEJO in connection with the Transactions and specifically contemplated by the Business Combination Agreement.

“Annual Financial Statements” means the (i) audited consolidated financial statements of Codere Online as of and for the year ended December 31, 2023 and (ii) the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021, prepared in accordance with IFRS, as adopted by the International Accounting Standards Board, and the accompanying notes.

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

“Baron Support Agreement” means the Investor Support Agreement, dated as of June 21, 2021, by and between DD3 and Baron.

“Buenos Aires License” means the permit granted to Iberargen S.A. by LOTBA under code DI-2021-238-GCABA-LOTBA on March 12, 2021 for a period of five (5) years and transferred to Codere Online Argentina, S.A. on May 3, 2023.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Restructuring, the Exchange, the Class B Conversion, the Merger and the Codere Online Capital Increase.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 21, 2021, as may be amended, supplemented, or otherwise modified from time to time, by and among DD3, Codere Newco, SEJO, Codere Online and Merger Sub.

“Codere Argentina” means Codere Argentina, S.A., a company incorporated in Argentina and a wholly-owned subsidiary of Iberargen, S.A.

“CDON” means Codere Online, S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“CDON Licenses” means the following online licenses granted by the DGOJ to CDON: (A) three (3) general licenses for a ten (10) year term which were extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (renewed until December 12, 2029), (ii) roulette (renewed until December 12, 2027), (iii) black jack (renewed until December 12, 2027), (iv) sports betting (renewed until December 12, 2029), (v) horse betting (renewed until February 20, 2029) and (vi) other bets (renewed until December 12, 2029).

“CIMSS” means Codere Israel Marketing Support Services L.T.D.

“Class B Conversion” means the automatic conversion and exchange that occurred immediately prior to the Merger Effective Time pursuant to the Business Combination Agreement of each share of DD3 Class B Common Stock for one validly issued, fully paid and non-assessable share of DD3 Class A Common Stock.

“Closing” means the consummation of the Business Combination on the Closing Date.

“Closing Date” means November 30, 2021.

“Code” means the Internal Revenue Code of 1986, as amended.

“Codere Group” means (i) until November 18, 2021, Codere, S.A. and its subsidiaries; (ii) from November 18, 2021 until September 30, 2024, Codere New Topco S.A. and its subsidiaries; and (iii) as of September 30, 2024, Codere Group Topco, S.A., its successors and assigns, and its subsidiaries from time to time, including Codere Newco.

“Codere Newco” means Codere Newco, S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain.

“Codere Online,” the “Company,” “we,” “our” and “us” refer to, unless the context otherwise requires, means Codere Online Luxembourg, S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798, and its subsidiaries, including the Codere Online Business contributed to Codere Online, or in respect of which Restructuring Agreements were entered into, in connection with the consummation of the Business Combination.

“Codere Online Capital Increase” means the share capital increase of Codere Online by way of the Ordinary Shares Merger Issuance.

“Codere Online Board” means the board of directors of Codere Online.

“Codere Online Business” means the entities and/or businesses of the Codere Group focused on online gambling and other online services in Spain, Mexico, Colombia, Panama, Italy, Gibraltar, Israel, Malta and Argentina, which were either transferred to Codere Online at the time of the Exchange or in respect of which Restructuring Agreements were entered into.

“Codere Online Panama” means Operating Management Services Panama, S.A. (formerly Codere Online Panama, S.A.), a subsidiary of Codere Online incorporated in Panama.

“Codere Online Private Warrants” means the 185,000 Private Warrants that converted into Codere Online Warrants on the Closing Date.

“Codere Online Public Warrants” means the 6,250,000 Public Warrants that converted into Codere Online Warrants on the Closing Date.

“Codere Online Shareholders” means holders of Ordinary Shares.

“Codere Online Warrants” means the DD3 Warrants as converted into warrants of Codere Online representing the right to purchase Ordinary Shares, pursuant to the Warrant Amendment Agreement entered into in connection with the Merger and on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the Original Warrant Agreement.

“Colombia License” means license C1470, which allows for the operation of online gaming, originally granted by the Colombian gaming regulator, Coljuegos, to Codere Colombia, S.A., a subsidiary of the Codere Group. The Colombia License was transferred to Codere Online Colombia S.A.S., a subsidiary of Codere Online, in 2022. The license was originally granted for a term of five (5) years until November 15, 2022 and was subsequently renewed until November 14, 2025 pursuant to contract C1901.

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

“Continental” means Continental Stock Transfer & Trust Company, Codere Online’s transfer agent, registrar and warrant agent.

“Contribution and Exchange Agreement” means that certain Contribution and Exchange Agreement, dated as of June 21, 2021, by and between Codere Online, SEJO and Codere Newco.

“DD3” means (i) prior to the Merger Effective Time, DD3 Acquisition Corp. II, a Delaware corporation and (ii) following the Merger Effective Time, Codere Online U.S. Corp., a Delaware corporation and wholly-owned subsidiary of Codere Online.

“DD3 Capital” means DD3 Capital Partners S.A. de C.V.

“DD3 Capital Subscription Agreement” means the Subscription Agreement, dated as of June 21, 2021, by and among DD3, DD3 Capital and Codere Online, pursuant to which, among other things, DD3 Capital agreed to subscribe for, and DD3 agreed to sell, upon the terms and subject to the conditions of the DD3 Capital Subscription Agreement, 500,000 shares of DD3 Class A Common Stock for an aggregate purchase price of $5,000,000, at a price of $10.00 per each share of DD3 Class A Common Stock, immediately prior to the Closing Date.

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

“DD3 Common Stock” means the DD3 Class A Common Stock and the DD3 Class B Common Stock, collectively.

“DD3 Units” means the Public Units and the Private Placement Units, collectively.

“DD3 Warrants” means the Public Warrants and the Private Warrants, collectively.

“DGOJ” means the Spanish Directorate General for the Regulation of Gambling (Dirección General de Ordenación del Juego), the Spanish gaming regulator.

“Exchange” means the contribution and exchange, effective on the Exchange Effective Time, by Codere Newco of its SEJO Ordinary Shares to Codere Online in exchange for additional Ordinary Shares, which were subscribed for by Codere Newco, as contemplated by and pursuant to the Contribution and Exchange Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Effective Time” means 10:00 a.m. New York time on November 29, 2021.

“Expenses Reimbursement Letter” means that certain letter agreement entered into immediately prior to the Closing by and among the Sponsor, DD3, Codere Newco and Codere Online.

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

“Indemnification Letter” means the indemnification entered into by Codere Newco, Codere Online and SEJO at Closing.

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

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Larrain” means Larrain Investment Inc.

“Larrain Subscription Agreement” means the Subscription Agreement, dated as of June 21, 2021, by and among DD3, Larrain and Codere Online, pursuant to which, among other things, Larrain subscribed for, and DD3 sold, upon the terms and subject to the conditions of the Larrain Subscription Agreement, 1,211,000 shares of DD3 Class A Common Stock for an aggregate purchase price of $12,110,000, at a price of $10.00 per each share of DD3 Class A Common Stock, immediately prior to the Closing Date.

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

“Merger” means the merger of Merger Sub with and into DD3, with DD3 surviving the Merger as a wholly-owned subsidiary of Codere Online. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp.”

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

“MG FPA Amendment” means Amendment No. 1 to the original MG Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 and MG.

“Nasdaq” means The Nasdaq Stock Market LLC.

“net gaming revenue” means all gross amounts wagered on Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets, subject to certain adjustments. See Item 5.A “Operating Results—Non-GAAP Financial Data” for reconciliations of net gaming revenue to revenue.

“New Platform and Technology Services Agreement” means the Platform and Technology Services Agreement, effective January 1, 2023, by and among CDON, SEJO, Codere Newco and Codere Apuestas España, S.L.U. for the provision of platform and technology services by Codere Newco and Codere Apuestas España, S.L.U. to SEJO and CDON’s online casino and sports betting businesses. See Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

“Nomination Agreement” means that certain nomination agreement entered into by Codere Newco, Codere Online and the Sponsor at Closing.

“ONOL” means Codere Online Operator Limited, a private limited company incorporated in Malta.

“OMSE” means Codere Online Management Services Limited, a private limited company incorporated in Malta.

“Ordinary Shares” means the ordinary shares of Codere Online, with a nominal value of €1.00 per share.

“Ordinary Shares Merger Issuance” means the issuance of one Ordinary Share in consideration of each share of DD3 Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time (which for the avoidance of doubt did not include shares of DD3 Class A Common Stock as to which Redemption Rights were exercised).

“Original Platform and Technology Services Agreement” means the Platform and Technology Services Agreement, effective January 1, 2021, by and among Codere Newco, OMSE and Codere Apuestas España, S.L.U., as amended on March 1, 2022 and September 2, 2022 and as further amended from time to time, for the provision of platform and technology services by Codere Newco and Codere Apuestas España, S.L.U. to OMSE’s online casino and sports betting business, which was terminated on December 31, 2022 and substituted by the New Platform and Technology Services Agreement. See Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

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

“Registration Rights and Lock-Up Agreement” means that certain registration rights and lock-up agreement entered into by DD3, Codere Newco, Codere Online, the Sponsor, the Forward Purchasers and the other parties thereto, at Closing.

“Restructuring” means the corporate restructuring pursuant to which all of the Codere Group’s online gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities became operated or owned, as applicable, by SEJO and its subsidiaries by holding or receiving assets, rights and/or entities from the Codere Group, as set forth in the Business Combination Agreement; except that, in Colombia, Panama and the City of Buenos Aires (Argentina), in lieu of causing the consummation of the restructuring step plan agreed with DD3 in respect of each of such jurisdictions, the Codere Online entered into a Restructuring Agreement with the relevant subsidiaries of Codere Group in the affected jurisdiction.

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

“SEJO Ordinary Shares” means the ordinary shares of SEJO, with a nominal value of €1.00 per share.

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

“Subscription Agreements” means the DD3 Capital Subscription Agreement and the Larrain Subscription Agreement.

“Supporting Entities” means OMSE, Codere Israel Marketing Support Services LTD, Codere Online, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation.

“Surviving Corporation” means DD3 as surviving corporation of the Merger. Upon the Merger, DD3 became a wholly-owned subsidiary of Codere Online and its corporate name changed to “Codere Online U.S. Corp.”

“Surviving Corporation Exchange” means the exchange in which each share of Merger Sub was converted into one share of the Surviving Corporation.

“TAM” means total addressable market.

“Transaction Documents” means the Business Combination Agreement, including all schedules and exhibits thereto and related disclosure schedules, the Ancillary Agreements and all other agreements, certificates and instruments executed and delivered by DD3, Codere Newco, Codere Online, Merger Sub or SEJO in connection with the Transactions and specifically contemplated by the Business Combination Agreement.

“Transactions” means the transactions contemplated by the Transaction Documents, including the Restructuring, the Exchange and the Merger.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Warrant Agreement” means the Original Warrant Agreement, as amended by the Warrant Amendment Agreement.

“Warrant Amendment Agreement” means that certain agreement to amend the Original Warrant Agreement entered into by DD3, Codere Online and Continental, as warrant agent, at Closing.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2021 and 2021 are references to the fiscal year ended December 31, 2021, references to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, and references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023.

Preparation of the Annual Financial Statements

Codere Online Luxembourg, S.A. was incorporated on June 4, 2021 and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Codere Online’s only activities until then were organizational activities and those necessary to prepare for the Business Combination.

As explained in greater detail in Notes 1 and 2 to the Annual Financial Statements beginning on page F-9 the Annual Financial Statements reflect the combination of the results of all of the entities and/or businesses that formed the Codere Online Business as of the Exchange Effective Time. Upon the consummation of the Exchange, the Codere Online Business was transferred to Codere Online except (i) as provided in the Business Combination Agreement with respect to Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO (the entity which holds the LIFO License) as asociante, and SEJO as asociado, pursuant to which SEJO has the right to receive 99.99% of any distributed profits (see Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”) and (ii) as indicated below with respect to Colombia, Panama and the City of Buenos Aires (Argentina). The transfer was structured in two steps: first, the transfer to SEJO of all the relevant entities and/or businesses that form the Codere Online Business that were not direct or indirect subsidiaries or businesses of SEJO as of the date of the Business Combination Agreement (as part of the Restructuring) and, secondly, the transfer of SEJO to Codere Online (as part of the Exchange).

In Spain and Italy, CDON and Codere Scommese S.r.l., respectively, were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Codere Online upon consummation of the Exchange. In accordance with the Business Combination Agreement, as the planned corporate restructuring could not be consummated by October 1, 2021 with respect to Colombia, Panama and the City of Buenos Aires (Argentina), respectively, Restructuring Agreements were entered into on November 15, 2021 (except for the agreement that Codere Online Panama and ALTA entered into on December 1, 2021) between the relevant Codere Group entity holding the online license and a Codere Online entity. Such Restructuring Agreements generally governed the terms and conditions of, among other things, the assignment by the relevant Codere Group entity of assets, contracts, employees and permits, as applicable, necessary for the operation of the online gaming business by the Codere Online entity in Colombia, Panama and the City of Buenos Aires (Argentina), respectively, subject to the required authorizations. See Item 7.B. “Related Party Transactions—Material Agreements.”

The AenP Agreement in Mexico was entered into in June 2021 and is accounted for in Annual Financial Statements. Codere Online Panama and Codere Online Colombia S.A.S. were incorporated by Codere Online in Panama and Colombia, respectively, during 2021. Both are wholly-owned subsidiaries of Codere Online and are accounted for in the Annual Financial Statements. Codere Online Argentina, S.A. was incorporated in July 2022 and is accounted for in the audited consolidated carve-out financial statements of Codere Online as of and for the years ended December 31, 2022 and 2021.

The financial statements as of and for the years ended 2022 and 2021 are consolidated carve-out financial statements. They are considered “consolidated” financial statements because Codere Online controlled the relevant entities that comprise the Codere Online Business as of December 31, 2023, 2022 and 2021, except in Argentina, where Codere Online Argentina, S.A., a subsidiary of Codere Online, was not incorporated and registered until July 18, 2022. They are considered “carve-out” financial statements because the 2022 and 2021 income statements and statements of cash flows include carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly owned subsidiaries of SEJO, which became in turn a subsidiary of Codere Online upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”, and except for the online business operations carved out from Iberargen, S.A. and presented in the relevant financial statements of Codere Group until the incorporation and registration of Codere Online Argentina, S.A. on July 18, 2022.

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

As explained in greater detail in Note 1 to the Annual Financial Statements, the Merger was completed on November 30, 2021 and DD3 became a part of Codere Online. Further, also on November 30, 2021 and in connection with the Merger, the DD3 Warrants were converted into warrants of Codere Online representing the right to purchase Ordinary Shares on substantially the same terms as were in effect immediately prior to the Merger Effective Time. The Merger was not considered a business combination under IFRS 3 (Business Combinations), but rather it was accounted for under IFRS 2 (Share-based Payment), as DD3 was not considered to be a business under IFRS 3. Therefore, the accounting of the Merger in the Annual Financial Statements is as follows:

●	The equity of DD3 was eliminated and the equity of Codere Online stayed as the accounting acquirer.

●	The difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares, amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2.

●	Therefore, the cost of the service, which is a non-cash expense, amounted to €35.8 million and was recorded within the listing and transaction costs line in 2021.

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of Codere Online in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Group, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of Codere Online in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements beginning on page F-13.

The Annual Financial Statements reflect only part of Codere Online’s proposed use of the proceeds of the Transactions, which seeks to enhance and expand its business and operations in the coming years, and of Codere Online’s incremental operating expenses (e.g. due to the reinforcement of the management team and/or related to third-party service providers) needed to support such enhancement and expansion of the business and operation as an independent, Nasdaq-listed company. Consequently, the Annual Financial Statements may not be indicative of the results of operations and financial position of Codere Online. See Item 3.D. “Risk Factors—Risk Factors Related to the Financial Information and this Annual Report—The Annual Financial Statements are not necessarily indicative of the results of operations and financial position of Codere Online.”

Intellectual Property

We have proprietary rights or authorization to use certain trademarks, trade names and service marks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

Industry and Market Information

In this annual report, we present industry data, information and statistics regarding the markets in which Codere Online competes as well as Codere Online’s analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to Codere Online’s business and markets. Such information is supplemented where necessary with Codere Online’s own internal estimates, taking into account publicly available information about other industry participants and Codere Online’s management’s judgment where information is not publicly available. This information appears in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and other sections of this annual report.

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

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include:

●	changes in applicable laws or regulations, including, among others, online gaming, anti-money laundering, artificial intelligence, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information;

●	the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war;

●	the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities;

●	Codere Online’s expansion into new markets and geographies and the disposition, wind-down, liquidation or transformation of Codere Online’s operations in any of the geographies where it operates from time to time;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates;

●	the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so;

●	the risk that Codere Online may not be able to sustain profitability in the future;

●	the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that Codere Online experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations;

●

the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all;

●	the risk that Codere Online is unable to secure or protect its intellectual property;

●

the risk that Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

●	the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors, including the ongoing Israel-Hamas war and its potential impact on our operations; and

●	other risks and uncertainties described in this annual report, including those under Item 3.D. “Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risk Factor Summary

Set forth below is a summary of some of the principal risks we face:

Risks Related to Codere Online

●	Codere Online’s future performance may be significantly different from any prospective financial information published by Codere Online.

●	The online gaming industry is subject to extensive regulation, including, among others, applicable direct and indirect taxation and anti-corruption, anti-money laundering, responsible gaming, economic sanctions, data protection and consumer data regulation, artificial intelligence and the failure to comply with such regulation could have a material adverse impact on Codere Online’s business, results of operations and financial condition.

●	Codere Online relies on licenses to conduct its operations, and the failure to renew existing licenses or obtain new licenses or the termination of such licenses could have a material adverse effect on its business.

●	Codere Online has international business operations, including in emerging countries in Latin America, which subjects Codere Online to additional costs and risks.

●	Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all.

●	Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand. Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group.

●	Codere Online is dependent on Codere Newco and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs.

●	Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

●

Codere Online relies on third-party providers to validate the identity and location of its users, and if such providers fail to accurately confirm user information, Codere Online’s business, results of operations and financial condition could be adversely affected.

●	Codere Online will continue to incur increased costs as a result of operating as a public company and its management will devote substantial time to existing and/or new compliance initiatives.

●	Negative perceptions and negative publicity surrounding the gaming industry could damage Codere Online’s reputation or lead to increased regulation or taxation.

●	Codere Online may fail to detect money laundering or fraudulent activities by its customers or third parties and may be vulnerable to player fraud.

●	Codere Online depends on the skill and experience of its management and key personnel. The loss of managers or key and highly qualified personnel, or an inability to attract such personnel, could adversely impact Codere Online’s business.

Risks Related to the Financial Information and this Annual Report

●	Codere Online has identified material weaknesses in its internal control over financial reporting. Failure to remediate these material weaknesses or additional material weaknesses in the future or otherwise failure to maintain an effective system of disclosure controls and procedures may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants.

●	The Annual Financial Statements are not necessarily indicative of the results of operations and financial position of Codere Online.

Risks Related to the Business Combination

●	Changes in value of Codere Online Warrants could have a material effect on Codere Online’s financial results.

●	Codere Online may face litigation and other risks as a result of the Business Combination and related agreements.

Other Risk Factors

●	Codere Online is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Codere Online’s interests or the interests of other shareholders.

●	A market for the Ordinary Shares and the Codere Online Warrants may not be sustained and the market price of such securities may be volatile.

●	There can be no assurance that the Codere Online Warrants will be in the money at any time prior to their expiration and they may expire worthless.

●	As long as Codere Online is a foreign private issuer, Codere Online is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Codere Online’s securities.

Risks Related to Codere Online

Codere Online’s future performance may be significantly different from any prospective financial information published by Codere Online.

Codere Online has made and continues to make on a yearly basis certain prospective financial information public. Such information includes Codere Online’s estimated potential net gaming revenue and adjusted EBITDA. Such information is prepared in good faith by Codere Online’s management based on certain estimates and assumptions at the time the prospective financial information is prepared. However, Codere Online’s future performance may be significantly different from such information.

Further, such information is based on a number of assumptions and factors, many of which are outside Codere Online’s control, including, but not limited to:

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

Unfavorable changes in any of these or other factors, many of which are beyond Codere Online’s control, could materially and adversely affect its business, results of operations and financial condition and cause Codere Online’s future performance to differ from the prospective financial information made public by Codere Online.

Codere Online has only operated as an independent company since 2021.

Codere Online Luxembourg, S.A. was incorporated on June 4, 2021 in connection with the spin-off of the online casino and online sports betting businesses of the Codere Group and Codere Online has only operated independently from the Codere Group as of the Merger Effective Time. Therefore, Codere Online has only been operating as an independent company for a relatively limited period of time.

You should consider Codere Online’s business and prospects in light of the risks and significant challenges it faces as a relatively new independent company, including, among other things, with respect to its ability to:

●	obtain, maintain and renew the necessary licenses in a timely and cost-effective manner;

●	maintain and expand its customer base;

●	successfully market its current and future products and services;

●	properly price its products and services;

●	successfully service its customers and maintain customer goodwill;

●	maintain and improve its operational efficiency;

●	successfully operate and improve its technology platform and maintain a reliable, secure, high-performance and scalable technology infrastructure;

●	predict its future revenues and appropriately budget for its expenses;

●	attract, retain and motivate qualified personnel;

●	anticipate trends that may emerge and affect its business;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

●	navigate an evolving and complex regulatory environment; and

●	comply with applicable law, including, among others, anti-corruption, anti-money laundering, data protection and privacy and artificial intelligence regulations in any of the jurisdictions in which it operates.

If Codere Online fails to adequately address any or all of these risks and challenges, its business, results of operations and financial condition may be materially and adversely affected.

Many of the markets in which Codere Online operates are still developing and, as a result, it may be difficult to evaluate future business prospects.

Codere Online has operations in many continuously evolving online casino and online sports betting markets. Codere Online has been operating in Mexico since 2016, in Panama since 2018, in Colombia since 2019 and in Argentina since December 2021. Part of Codere Online’s experience in these countries relates to a period in which the COVID-19 pandemic had a significant impact on economic, political and social conditions and such conditions may not be representative of future conditions. Moreover, it is possible that Codere Online’s estimates of the TAM opportunities in its core and expansion markets are based on certain assumptions which may prove to be incorrect, and certain expansion markets may not open up through new regulatory frameworks and licensing regimes. The lack of development of any of these markets in which Codere Online operates in may hinder Codere Online’s ability to successfully meet its objectives and make it difficult for potential investors to evaluate its business or prospective operations.

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

Codere Online has implemented policies and procedures aimed at preventing and detecting violations of applicable laws and regulations, including but not limited to, gaming, anti-corruption and anti-money laundering and data protection laws and requirements. Despite Codere Online’s efforts to update and maintain such policies and procedures, they may prove to be inadequate or insufficient and Codere Online may be exposed to potential allegations of inappropriate conduct in the future. Codere Online operates in certain countries and regions with a reputation for heightened corruption risk where it may face challenges or be unsuccessful in implementing and ensuring compliance with the policies and procedures aimed at preventing and detecting violations of applicable gaming, anti-fraud, anti-corruption, anti-money laundering and data protection laws and requirements.

In addition, changes in existing laws or regulations, or changes in their interpretation, including laws or regulations with a direct impact on the gaming industry, such as laws or regulations that prohibit money laundering and financing of terrorist and other unlawful financial activities as well as those focused on responsible gaming, could impact Codere Online’s profitability and restrict its ability to operate its business. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance (ESG) matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations.

In recent years, changes in existing laws or regulations have had a significant impact on the online gaming industry. As an online gaming operator, Codere Online has experienced and may continue to experience increasing regulatory pressure in the form of advertisement restrictions, taxation increases, limitations on payment methods, licensing and sponsorship restrictions, or limitations on promotions, maximum bets or prizes, enhanced due diligence requirements and reporting obligations, among others.

For example, in Spain, online operators must pay a 20% tax on gross gaming revenue in addition to corporate income tax. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it. While there is a strict over-18 gambling policy, the Spanish government has taken several measures to reduce gaming advertising and exposure of online gaming to minors, prohibited players and players who show intensive or risky behaviour. Royal Decree 958/2020, of November 3, on the Commercial Communications of Gambling Activities (the “Advertising Decree”), introduced significant changes to the advertising framework of gaming companies in Spain, including, among others, a prohibition on sponsorships consisting of including gaming operator’s brands on sports clubs’ equipment and sports clubs’ premises (such as stadiums). These restrictions have had a significant impact on the RM Sponsorship Agreement in Spain. On November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. In addition, advertising on television and on the Internet has been restricted to a four-hour window (from 1 a.m. to 5 a.m.). Notwithstanding the foregoing, on April 10, 2024, the Spanish Supreme Court issued a ruling on the appeal filed by JDigital (an iGaming operators’ association in Spain) against the Advertising Decree in which several provisions have been declared null and void on legal/constitutional grounds. The immediate consequences of this ruling are: (i) operators may now offer promotions to attract new customers; (ii) commercial communications related to promotions are no longer restricted to existing players, they can be sent to any user who is legally entitled to receive this sort of communication; (iii) operators may use celebrities / famous persons in their advertising materials; (iv) operators may advertise themselves through digital channels; (v) operators are no longer required to send commercial communications just to certain categories of eligible users of social media platforms, and (vi) operators are no longer required to restrict sending commercial communications through social media profiles focused on gambling and apply other restrictions that were contemplated in that respect in the Advertising Decree.

In the event an operator, like Codere Online, is undergoing sanctioning procedures or has received a sanction from the DGOJ in the past based on one or more of the voided provisions, it would be legally entitled to formally request the DGOJ to review its decision. It is still unclear what measures, if any, will be adopted by Codere Online or by other gaming operators in Spain in response to this ruling. There is a risk that the Spanish Government may decide to reintroduce the restrictions contemplated in the voided provisions of the Advertising Decree by approving them in a new piece of legislation.

In addition, in November 2022, Law 23/2022 was passed and amended the Spanish Gaming Law setting forth new advertising restrictions, limiting advertising during certain hours of the day and the issuance of welcome bonuses. Law 23/2022 also requires that commercial activity, including marketing, from gambling operators comply with certain principles of corporate social responsibility. As of August 5, 2023, the DGOJ has also reinforced due diligence and client verification requirements with respect to certain players and requires operators to communicate player de-registrations.

In recent years, the DGOJ has introduced strict requirements in the areas of player protection, fraud prevention and the promotion of responsible gaming. Royal Decree 176/2023 implementing safer gambling environments, effective as of March 15, 2024, introduced further measures to promote safer gambling environments with a particular focus on the protection of young players, prohibited players and players who show intensive or risky gambling behaviour. On June 22, 2024, the DGOJ published its resolution of June 6, 2024, approving a new data model updating data reporting obligations with the aim of harmonizing technical procedures with the current regulatory framework, especially following the entry into force of Royal Decree 176/2023 on safer gambling environments.

A draft Royal Decree is expected to be approved in or around June 2025 (effective a year later, in June 2026) introducing a system of joint deposit limits per player with respect to their activity with all online operators (a joint deposit limit per player of €600 per day and €1,500 per week) which the player will presumably have the ability to amend or delete in the DGOJ’s portal. Generally, the DGOJ is increasing pressure on and scrutiny of operators with respect to due diligence requirements and reporting obligations.

Codere Online cannot be certain that laws, regulations or any authorities in the jurisdictions where it operates from time to time will not restrict Codere Online’s gaming advertising or marketing activities or use and license under the Sponsorship and Services Agreement, the RM Sponsorship Agreements or any other sponsorship agreements, including any future sponsorship agreements under the Sponsorship and Services Agreement, or the rights of Codere Online’s licensors under any such agreements. In addition, Codere Online cannot be certain that third-party services providers or contractors comply with any such laws or regulations in the jurisdictions where Codere Online or such third parties operate. For example, from time to time, Codere Online enters into agreements with third parties, such as affiliate marketers, whereby such third parties direct traffic to Codere Online’s websites and platforms in exchange for a commission or other type of performance-based reward. Any failure or perceived failure by Codere Online or by such third parties to comply with applicable regulation, including by offering Codere Online’s online gaming products in violation of advertising restrictions or in jurisdictions where any such offering would be prohibited, may damage Codere Online’s reputation, result in sanctions and/or fines, adversely affect Codere Online’s ability to obtain or renew licenses and to enter any potential strategic partnership, or otherwise materially and adversely affect Codere Online’s business, results of operations and financial condition.

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

In Spain, CDON has received and in the future may receive sanctions from the DGOJ and other authorities in connection with infringements of gaming regulations, which could individually or in the aggregate result in the imposition of civil and administrative penalties on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition. See “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

In Mexico, LIFO self-reported to the Mexican tax authorities (“SAT”) 125 transactions between January 1, 2021 and August 31, 2021, within their respective statutory 30-day remedy period, involving player deposits that exceeded the required reporting thresholds and had not been duly reported under currently applicable Mexican anti-money laundering legislation. In addition, on September 8, 2021, LIFO self-reported to the SAT 264 additional transactions which had not been duly reported and were reported outside the statutory 30-day remedy period. Codere Online believes that this self-reporting may mitigate both the risk of being sanctioned and, if applicable, the amount of any sanction fees imposed. However, there is a risk that, in addition to any economic sanctions imposed by the SAT, which could be material, the Mexican gaming regulator, the Secretaría de Gobernación (“SEGOB”) could impose additional sanctions on LIFO during the 5-year period following the sanction by the SAT, including a potential revocation of the LIFO License. There is also a risk that, because this self-reporting option can only be invoked once and LIFO already self-reported certain transactions outside the statutory remedy period in the past, SAT may determine that LIFO may not use this compliance through self-reporting option for the 264 additional self-reported transactions, and LIFO may be deemed a “repeat offender”. If LIFO is considered a “repeat offender” for such reason or because, following the self-reporting of the 264 additional transactions, LIFO commits a similar or otherwise qualifying infraction within two (2) years, SEGOB could impose additional or more severe sanctions on LIFO including a potential revocation of the LIFO License. Although Codere Online has designed and implemented a risk-mitigation action plan in Mexico to address these risks and to ensure all transactions are duly and timely reported in the future, if LIFO is deemed an offender or a “repeat offender”, significant economic sanctions could be imposed on LIFO and/or the LIFO License could be revoked, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.

Codere Online is required to obtain, renew and maintain licenses in order to conduct its operations. Certain of Codere Online’s licenses have in the past required (such as Panama and Colombia) or currently require (such as Mexico) that an operating retail presence be maintained. In addition, certain jurisdictions (such as Spain) require game-specific licenses in addition to a general license. As part of the Restructuring and Exchange (together with certain subsequent steps taken pursuant to the Restructuring Agreements), the Codere Group transferred to subsidiaries of Codere Online the licenses under which Codere Online operates in its core regions, except as indicated below with respect to Mexico and Panama. For additional information on Codere Online’s licenses, see Item 4.B. “Business Overview—Our Markets.”

In Mexico, Codere Online operates pursuant to a license, which is owned by LIFO (a wholly-owned subsidiary of the Codere Group). In such jurisdiction, Codere Online operates through an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement” for additional information on the agreement with LIFO. As a result, in connection with its operations in Mexico, Codere Online is dependent on, among other factors outside of Codere Online’s control, LIFO’s good standing and maintenance of its license. If LIFO does not continue operating or otherwise does not maintain or renew the LIFO License, or if any disputes or disagreements arise between LIFO and Codere Online, Codere Online may be unable to continue operating in Mexico, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Further, gaming authorities may deny, revoke, suspend or refuse to renew any of Codere Online’s licenses (references in this annual report to Codere Online’s licenses shall be deemed to include the licenses owned by the Codere Group entities in Mexico and Panama referred to above) and impose fines or seize assets if Codere Online or its partners, licensees or clients were found to be in violation of any relevant regulations, any of which could have a material adverse effect on Codere Online’s business, results of operations and financial condition. See “—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.”

Codere Online may also have difficulty or face uncertainty in renewing its existing licenses or obtaining new ones, especially if the relevant regulations are unclear or change, or if new regulations are enacted. Codere Online intends to obtain new licenses and renew two of its licenses in the following years and it cannot assure that any of its licenses will be obtained or renewed, as applicable, or that they will be obtained or renewed on satisfactory terms or on a timely basis. Applications for new licenses and renewals of Codere Online’s licenses, if approved, may be subject to certain delays, upfront application or renewal fees, canon tax surcharges or changes to national and regional regulations of the online gaming industry. Additional changes may occur in the future that may have an impact on Codere Online’s ability to obtain or renew its licenses, such as changes in the license granting process (such as an open bidding process). Changes in national and regional authorities may also impact Codere Online’s license obtainment or renewal processes, which may be subject to change from time to time. Consequently, there can be no assurance that Codere Online will be successful in obtaining new operating licenses or renewing its operating licenses, or that new potential economic terms of such new licenses or renewals will be reasonable or attractive to Codere Online, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Furthermore, the licenses under which Codere Online operates may be revoked by regulatory authorities in certain circumstances, even if Codere Online is in compliance with all relevant obligations. For example, in Mexico, the SEGOB has complete and discretional authority regarding the granting, renewal, revocation or amendment of licenses. Specifically, a Presidential Decree amending the Regulations of the Federal Gaming Law in Mexico (the “Mexico Gaming Decree”) came into effect on November 17, 2023 which, although it does not expressly refer to online gaming, may be deemed to apply to both retail and online gaming operations given that online permits are dependent on retail licenses in Mexico. Among other things, the Mexico Gaming Decree requires that any permit renewals must be limited to bingo and sports betting. On December 15, 2023, LIFO, together with other Codere Group permit holders, filed a claim against the Mexico Gaming Decree arguing that the sole publication of the Decree affects the grandfathered rights of the permit holders. LIFO’s claim was admitted on December 19, 2023 by the Fourteenth Court on Administrative Matters in Mexico City. On November 21, 2024, the Sixteenth Court on Administrative Matters in Mexico City issued a resolution in LIFO’s favour. This resolution was challenged by the Ministry of the Interior, and it is now pending resolution by a Court of Appeal. If the Codere Group is unsuccessful in its appeal, any renewed permits could be limited in scope relative to Codere Online’s existing permits, and as a result, Codere Online’s operations in Mexico could be materially adversely affected, which could have a material adverse effect on Codere Online’s business, results of operation and financial condition. See Item 4.B. “Business Overview—Regulation Applicable to Codere Online’s Business.”

The CDON Licenses in Spain require that Codere Online establish the necessary systems, controls and procedures to ensure that it complies with applicable rules, laws and regulations in its Spanish operations. If the systems, controls and procedures adopted are not sufficient to comply with the applicable rules, laws and regulations, Codere Online could be deemed to have breached key terms of the CDON Licenses, which may result in sanctions or even the loss of the revocation of the CDON Licenses.

Moreover, an event of insolvency may constitute a breach of certain of Codere Online’s licenses and result in their revocation. For example, in Mexico, the LIFO License, under which Codere Online operates, could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew its licenses in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco or Codere Group Topco S.A. (the parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well.

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

CDON has received, and in the future may receive, sanctions from the DGOJ and other authorities in connection with potential infringements of gaming regulations. In 2023, CDON received two sanctions from the DGOJ of €125,000 each (reduced to €75,000 for prompt payment and assumption of liability) for breaches of regulatory obligations, including failing to prevent, for a period of 24 hours, the online gaming activities of one individual who was listed in the Spanish general register of gaming access bans. In 2024, CDON received a sanction from the DGOJ of €100,000 (reduced to €60,000 for prompt payment and assumption of liability) for a breach of the Advertising Decree, related to promotional material published on one of the CDON’s social media platforms in 2022.

Failure to obtain licenses or maintain and renew existing licenses as a result of the sanctions framework under the Spanish Gaming Law or otherwise, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

In February 2025, the Colombian President declared a state of internal commotion (state of emergency) and issued an executive decree, effective as of February 22, 2025 until December 31, 2025, introducing, among others: (i) a 19% VAT tax on all online deposits (equivalent to 16% of the deposit amount), and (ii) a 1% stamp duty on all private and public documents (including contracts) entered into on or after February 22, 2025 for (a) an undetermined amount, or (b) a value above COP 298,794. As of the date of this filing, this decree is undergoing an automatic review by the Constitutional Court of Colombia. If deemed constitutional, the 19% VAT and 1% stamp duty could remain in effect until December 31, 2025, which may adversely affect Codere Online’s business in Colombia, results of operations and financial condition.

Any further increases in taxation, or the implementation of any new taxes to which Codere Online’s operations may be subject, would increase its regulatory or tax compliance costs and could have a material adverse effect on its business, results of operations and financial condition.

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

Data privacy protection requires careful design of Codere Online’s actions and services, as well as strong internal procedures and rules that are compliant with regulatory frameworks in each of the jurisdictions where Codere Online operates, as such frameworks may change from time to time and can be subject to new and differing interpretations by regulatory bodies, all of which entails compliance risk. Codere Online could suffer implementation delays, poor execution or breaches of applicable data protection and privacy regulations in any of the jurisdictions in which it operates. In addition, privacy regulations continue to evolve, as a result, implementation standards and enforcement practices are likely to continue evolving for the foreseeable future. Due to the uncertainty and potentially conflicting interpretations of these laws, it is possible that such laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or Codere Online’s practices.

In Spain, Codere Online is subject to Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“General Data Protection Regulation” or “GDPR”). Codere Online is also subject to national laws adopting the GDPR and to national data protection and privacy laws applicable in non-EU member states. The GDPR contains, among other things, high accountability standards that Codere Online must comply with such as, among others, strict requirements for providing information notices to individuals, rules on international data transfers and outsourcing, mandatory data protection impact assessments of certain processing operations, maintenance of an internal data processing register, restrictions on the collection and use of sensitive personal data and mandatory notification of data security breaches. The GDPR imposes administrative fines for data protection compliance violations of up to the greater of €20 million or 4% of a company’s global annual turnover.

Additionally, these laws and regulations apply not only to third-party transactions, but also to transfers of information among the entities and businesses that form Codere Online and other parties with which Codere Online has commercial relations. Codere Online is subject to laws and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside of the European Economic Area (“EEA”). Codere Online relies on transfer mechanisms that it believes are permitted under these laws. Such mechanisms have received heightened regulatory and judicial scrutiny in recent years. If Codere Online cannot rely on existing mechanisms for transferring personal data from the EEA or other jurisdictions, because they are found not to be permitted under applicable law or otherwise, it could be prevented from transferring personal data of users or employees in those regions, limiting the transfer and processing of data and, in some cases, limiting Codere Online’s activities in certain locations. In addition, if Codere Online does not comply with the provisions regarding transmission of customer data contained in the GDPR, Codere Online could face very significant sanctions. In this regard, since 2020 penalties for data protection violations have increased significantly, with fines in the millions of euros. This has increased the public’s awareness of their privacy rights. As a result, if Codere Online failed to comply with the GDPR, it could result in fines or the loss of customer goodwill. Codere Online also shares personal data with third party services providers who process the data on our behalf. While Codere Online endeavours to ensure those processors understand their obligations under the GDPR and similar privacy laws, non-compliance by those processors could subject Codere Online to liability. Any failure to comply with regulations regarding the use of personal customer data could subject Codere Online to lawsuits or result in the loss of its customers’ goodwill and materially affect its business, results of operations and financial condition.

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

The COVID-19 pandemic resulted in, among other things, the suspension, shortening, delay or cancellation of sporting events and sports leagues which may occur again in the future and, as it happened in the past, Codere Online may not have an attractive and interesting online sports betting offer to sustain sufficient interest in its online sports betting products. Furthermore, shortened seasons for sports leagues may result in a smaller amount of wagers on sporting events throughout the course of each sport’s season. On the other hand, closures or capacity limitations at gaming halls and other similar establishments, lockdowns and other measures imposed in light of the COVID-19 pandemic have resulted in a significant increase in the level of activity for online casinos. As the threat of the COVID-19 pandemic has diminished, and retail establishments have returned to operations at or near pre-pandemic levels, Codere Online faces increased competition from such retail operators. More generally, as other forms of entertainment that were unavailable, or available on a limited basis, during the COVID-19 pandemic, are able to resume their full operations, Codere Online faces increased competition for consumers’ discretionary time and income from many more forms of entertainment that were unavailable, or available on a limited basis, during the COVID-19 pandemic. As a result, Codere Online’s business, results of operations and financial condition could be adversely affected.

Codere Online’s business may be negatively impacted by volatility and other economic, market and political conditions in the markets in which it operates and in the locations in which its customers reside.

Codere Online currently operates in Spain, Mexico, Colombia, Panama and Argentina. In the year ended December 31, 2023, Codere Online derived €75.7 million (or 46.6%) of its revenue from Spain, €73.3 million (or 45.1%) from Mexico, €9.3 million (or 5.7%) from Colombia and €1.7 million (or 1.1%) from Argentina. In the year ended December 31, 2022, Codere Online derived €60.0 million (or 51.9%) of its revenue from Spain, €45.5 million (or 39.3%) from Mexico and €7.0 million (or 6.1%) from Colombia. In the year ended December 31, 2021, Codere Online derived €49.8 million (or 62.0%) of its revenue from Spain, €24.9 million (or 31.0%) from Mexico and €4.0 million (or 5.0%) from Colombia.

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

In addition, Codere Online could experience negative impacts to its business, results of operations and financial condition as a result of geopolitical and other challenges and uncertainties globally. Currently, the world economy is facing several exceptional challenges, including declines in consumer confidence, declines in economic growth, increases in unemployment rates, high inflation rates, tariffs and interest rates and uncertainty about economic stability. Geopolitical and economic risks have further escalated in recent months due to trade tensions between the United States and several countries, including the E.U, as well as ongoing instability in Europe and political shifts in key global economies. Additionally, Russia’s ongoing invasion of Ukraine has caused, and may continue to cause, significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The impact of sanctions and export controls that are being imposed or threatened against Russia and Russian interests, as well as potential responses to them by Russia, could significantly and adversely affect Codere Online’s business, financial condition and results of operations, even though Codere Online’s direct exposure to Ukraine and Russia is limited. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the rise of populism and tensions in the Middle East, including the ongoing Israel-Hamas war, to which we are particularly exposed given we currently have more than 40 employees in Israel. See “—Security, political and economic instability in the Middle East may harm our business, including the duration and intensity of the ongoing Israel-Hamas War and its impact on our operations and workforce.” Growing tensions may lead, among others, to a fragmentation and nationalization of the world economy, an increase in protectionism or barriers to immigration and foreign activity, a general reduction of international transactions and trade in goods and services and a reduction in the integration of financial markets, as well as the rise in frequency and sophistication of cyberattacks and a general loss of confidence in online transactions, any of which could materially and adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online has international business operations, including in emerging countries in Latin America, which subjects Codere Online to additional costs and risks.

A significant portion of Codere Online’s operations are located in Latin America, particularly in Mexico, Colombia and Panama. In addition, Codere Online has been operating in the City of Buenos Aires (Argentina) since December 2021 and in the Province of Mendoza (Argentina), where Codere Online was awarded an online gaming license in April 2023 and began operating in 2024. Subject to, among other factors, adequate regulatory frameworks being enacted, Codere Online may also expand its business operations to other countries in the region, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina. As a result of its international operations, Codere Online is subject to a variety of risks and challenges in managing an organization operating in various countries, including, among others, those related to:

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

Codere Online’s reporting currency is the euro. Fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso, could affect not only the economies of the relevant regions but also Codere Online’s business, results of operations and financial condition. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. Codere Online is therefore exposed to the risks associated with the fluctuation of these currencies relative to the euro. See Note 15 to the Annual Financial Statements beginning on page F-49 and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s Annual Financial Statements.

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

In 2024, the Mexican peso experienced significant depreciation, weakening by approximately 22.5%, from 17.6 MXN per EUR at the beginning of the year to 21.6 MXN per EUR by the end of December. This devaluation was driven by multiple factors, including the approval of constitutional reforms in Mexico and uncertainties surrounding the national elections.

Additionally, the prospect of new tariffs on Mexican, Colombian and Argentine imports by the United States in 2025 further pressured the Mexican peso, the Colombian peso and the Argentine peso, respectively, contributing to increased economic uncertainty and the currency’s depreciation.

Although we may use in the future use, derivative financial instruments to hedge against some of our risk exposures arising from our obligations in foreign currencies, there can be no assurance that our hedging activities will effectively manage our foreign exchange risks. In particular, we may not fully hedge our positions in certain currencies and may not always obtain funding in all the currencies we require. Therefore, to the extent we are unable to hedge our position in a currency or is imperfectly hedged in respect of that currency, we may experience unrealized or realized losses. If we are not able to effectively anticipate and manage these risks, they may have a material adverse effect on our international operations or our business as a whole. During the years presented in this Annual Report, the Company did not use any such derivative financial instruments.

Codere Online may not be able to manage growth in its business effectively.

Codere Online intends to leverage its operations in Spain and Mexico to expand its business in certain high-growth core Latin American markets (Colombia, Panama, Argentina), enter into new Latin American markets that have or are being regulated (Brazil, Peru and Puerto Rico) and others once they become regulated (Chile, Uruguay and other regions of Argentina), and explore options to access the large Hispanic market in the United States. As part of such expansion, Codere Online may make selective strategic investments, such as in strategic partnerships and acquisitions in the online gaming industry. Growth can place significant strain on Codere Online’s management resources and financial and accounting control systems as it requires that management identify and execute upon appropriate investments and subsequently integrate, train and manage increased numbers of employees. Codere Online may not be able to implement and enhance effectively the operations, infrastructure, systems and processes required to undertake growth. Further, Codere Online may not be able to attract, integrate, train, motivate or retain additional highly-qualified personnel. Unprofitable investments or expansions or an inability to integrate or manage new investments or expansions could adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all. This could hamper Codere Online’s growth and adversely affect its business.

Codere Online intends to continue making significant investments to support its business operations and growth, including its expansion into new markets. Codere Online may require additional funds to respond to business challenges, expand into new markets or acquire complementary businesses. Accordingly, Codere Online may need to engage in equity or debt financings to secure additional funds. There is no assurance that, in the absence of additional funds, Codere Online will meet its potential expansion goals and priorities.

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

In many of the markets in which Codere Online operates, it faces competition from a number of large companies, as well as other smaller operators. In addition, companies with whom Codere Online competes may be larger than Codere Online or may have greater financial resources than Codere Online does, which could materially and adversely affect its revenues and profitability. Increased competition could have an adverse effect on Codere Online’s ability to achieve and sustain profitability in the near future or at all and could impact future profit margins and cash flows. Furthermore, Codere Online faces and will continue to face competition from retail establishments, including those of the Codere Group for the discretionary spending of gaming customers, some of which divide their time between retail and online channels, as well as from certain other permitted online gaming and online sports betting activities that may be undertaken by the Codere Group under the Relationship and License Agreement. See “—Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group” for additional information.

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

Codere Online has a license from Codere Newco to operate under the “Codere” brand and Codere Online’s success is dependent in part on its ability to leverage such brand. Codere Online’s current and potential competitors may have greater name recognition and broader customer relationships and marketing resources than Codere Online does. In addition, as Codere Online does not own the “Codere” brand, even if it succeeds in its marketing efforts, the positioning of the “Codere” brand will depend primarily on the policies and success of the Codere Group.

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

In addition, Codere Online may lose the right to use the “Codere” brand if the Relationship and License Agreement is terminated. See Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” The Relationship and License Agreement may be terminated upon the occurrence of a change of control (described as the (direct or indirect) acquisition of the beneficial ownership of more than 50% of the share capital of Codere Online or SEJO by a non-affiliated third party or a group of non-affiliated third parties acting in concert with each other) or a sale of substantially all of the assets of Codere Online on a consolidated basis to a non-affiliated third party or a group of non-affiliated third parties acting in concert with each other, among other termination events, linked to the failure of either party to perform or observe any material term, obligation, condition or agreement contained in such Relationship and License Agreement. For the avoidance of doubt, neither Codere Online, nor Codere Newco nor one or more of Codere Newco’s future or current affiliates, successors, assignees or any entity acquiring all of the assets and/or business of Codere Newco shall be deemed to be non-affiliated parties for the purposes of the application of such change of control clauses in the Relationship and License Agreement.

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

Furthermore, due to the existing relationship between Codere Online and the Codere Group, any actual or alleged actions undertaken, or failed to be undertaken, by members of the Codere Group or any of its employees that may affect the “Codere” brand, their licenses, their relationship with governments or regulators, their customers or otherwise affect their reputation, could materially and adversely affect Codere Online’s business, results of operations and financial condition. See also “—Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand” and, with respect to how actions of members of the Codere Group could affect Codere Online’s licenses, “—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

The Annual Financial Statements have been prepared assuming that Codere Online will continue as a going concern.

Codere Online’s management has prepared the Annual Financial Statements assuming that Codere Online will continue as a going concern. Codere Online’s management has considered its current liquidity position and actual operating performance. Furthermore, Codere Online management’s expectations regarding operating performance over the coming three years, in addition to the completion on October 15, 2024, of Codere Group’s recapitalization, lead them to believe that the Company has adequate resources to fund its operations for at least the next twelve months.

Codere Online’s expectation may prove to be inaccurate. The perception that Codere Online may not be able to continue as a going concern may also make it more difficult to operate Codere Online’s business due to concerns about its ability to meet contractual obligations. If Codere Online is unable to continue as a going concern, investors could suffer the loss of all or a substantial portion of their investment.

Codere Online is dependent on Codere Group and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs, and Codere Online may have difficulty finding replacement services or be required to pay increased costs to replace these services to the extent that its services agreement with Codere Group terminates.

Historically, Codere Group and certain of its subsidiaries have provided certain services related to certain business functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. Since the consummation of the Business Combination, Codere Group has continued to provide some of these services under a Sponsorship and Services Agreement between Codere Online and Codere Group. Such services are provided by Codere Group either directly, through certain of its subsidiaries or through certain third-party services providers. See Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

In addition, under the New Platform and Technology Services Agreement, the Providers (as defined herein) currently provide certain platform and technology services to SEJO and CDON’s online casino and online sports betting business, including personnel, customer support, internal trading personnel, technical assistance and technology, IT operations, security and cybersecurity, systems, communications, equipment, software licenses and trading services. See Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

While these services are being provided to Codere Online by Codere Group and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation (including, but not limited to, platform maintenance), and Codere Online’s operational and financial flexibility to modify or implement changes with respect to such services may be limited. Codere Online currently relies, and for the foreseeable future expects to continue to rely, in substantial part on Codere Group and certain of its subsidiaries, as well as certain unrelated third-parties, to provide such services. If Codere Online is unable to effectively manage and control its outsourced activities or if the quality, accuracy or quantity of the services provided is compromised for any reason, Codere Online’s ability to conduct its operations could be materially impacted and Codere Online’s business, results of operations and financial condition could be adversely affected. In addition, service providers may store or have access to Codere Online’s data and may not have effective controls, processes or practices to protect Codere Online’s information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyberattacks or other disruptions to or breaches of information security. See “—Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.”

Should the Sponsorship and Services Agreement or the New Platform and Technology Services Agreement terminate, Codere Online may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost and quality of service, comparable to those that Codere Online receives from Codere Group and the Providers under the Sponsorship and Services Agreement and the New Platform and Technology Services Agreement, respectively. Although Codere Online may in the future choose to replace fully or partially the services provided by Codere Group or the Providers, Codere Online may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those Codere Online has or may in the future have in effect.

Codere Group has undergone several significant financial restructurings of its liabilities in recent years and completed a new recapitalization of approximately 90% of its debt on October 15, 2024. Although this recapitalization was aimed at achieving a stable capital structure and clean balance sheet for Codere Group, Codere Online cannot provide any assurances that additional restructurings will not occur in the future that may impact Codere Group’s strategy, operations and/or ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business).

Codere Online’s failure to keep up with technological developments in the online gaming market could negatively impact its business, results of operations and financial condition.

The market for online gaming products and services is characterized by rapid technological developments, frequent new product and service offerings and evolving industry standards. The emerging character of these products and services and their evolution requires Codere Online to use technologies effectively and continue to improve the performance, features and reliability of its technology and information systems. The widespread adoption of new internet technologies or standards could require substantial expenditures to replace, upgrade, modify or adapt Codere Online’s technologies and systems, which could negatively impact its business, results of operations and financial condition. Additionally, Codere Online depends on the provision of certain services by Codere Newco and certain of its subsidiaries, and their operational ability to keep up with any technological developments or to modify, enhance, develop or otherwise implement changes with respect to such services may be limited. See “—Codere Online is dependent on Codere to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs, and Codere Online may have difficulty finding replacement services or be required to pay increased costs to replace these services to the extent that its services agreement with Codere Newco terminates.” Further, Codere Online’s failure to keep up with technological developments in the online gaming market could negatively impact its business, results of operations and financial condition.

Codere Online uses artificial intelligence and related technologies within its business operations. Mishandling these technologies could lead to reputational damage, competitive setbacks, legal liabilities, regulatory sanctions and potentially impact our results of operations and financial condition.

We currently use artificial intelligence (AI) and related technologies in our technology and infrastructure, with their significance in our operations expected to grow over time. However, our competitors or other third parties may adopt AI in similar or different ways, potentially outpacing us in speed or effectiveness, thus hindering our ability to compete and impacting our results of operations negatively. Furthermore, if AI-generated content, analyses, materials, or recommendations infringe upon or are alleged to infringe upon others’ rights (including intellectual property rights) or are deemed illegal, we may face legal liabilities or experience adverse effects on our business, results of operations and financial condition. Moreover, the use of AI could lead to breaches of data security or privacy laws, or cybersecurity incidents compromising the personal data of customers, employees, or other third parties. Such violations or incidents associated with our AI usage could result in legal liabilities or damage our reputation and results of operations. Any controversies surrounding our AI implementation might cause brand or reputational harm or competitive disadvantages.

Additionally, the rapid advancements in AI, including compliance with existing and potential government regulations, may demand substantial resources for developing, testing, and maintaining platforms, offerings, services, and features to ensure compliance with the law and minimize adverse effects on our results of operations. For example, the European Union has passed the world’s first comprehensive regulation on artificial intelligence (the “AI Act”), which was published on July 12, 2024. After entering into force on August 1, 2024, its enforcement follows a phased approach: within six months (February 2, 2025), regulations related to prohibited practices were implemented, and will be followed by obligations related to general-purpose AI models on August 2, 2025, and full enforcement of the AI Act after 24 months (August 2, 2026).

The AI Act introduces a novel set of obligations and conditions for operating AI systems and models. These obligations vary and may impact Codere Online based on the type of AI utilized (systems or models), Codere Online’s specific role concerning each AI, and the risk level associated with each system or model. Compliance with the AI Act will require monitoring and assessment of all AI systems and models operated by Codere Online to ensure adherence to prohibited practices and to identify all applicable obligations based on the aforementioned variables.

Furthermore, the AI Act will impose more stringent administrative penalties than those outlined in the GDPR, with fines potentially amounting to €35 million or 7% of a company’s global annual revenue. In Spain, a dedicated regulatory body, the Spanish Agency for the Supervision of Artificial Intelligence (AESIA), has been established to oversee compliance with the AI Act. Unlike other EU member states, where national data protection authorities will also oversee AI compliance, this regulatory structure may result in having separate administrative procedures for the same business processes, particularly in instances where AI systems are involved in the processing of personal data. Furthermore, different fines may be imposed for AI Act violations and GDPR violations within the same business process, as determined by the respective authorities.

Online games and products are subject to life cycles. Furthermore, changes in consumer preferences, popularity and social acceptance of gaming and sports betting could harm Codere Online’s business.

Based on Codere Online’s net gaming revenue for the year ended December 31, 2023 (defined as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets), approximately 46% of Codere Online’s net gaming revenue is derived from its online sports betting offering, while approximately 54% derives from its online casino products (50% each for the year ended December 31, 2022, and 56% and 44%, respectively, for the year ended December 31, 2021). Following their introduction, online games and products generally peak and then decline in popularity. The introduction of new online games and products or the modification of existing online games or products is important to the successful operation of Codere Online’s business. Failure to introduce new online games or products or to modify existing online games or products and to retain or attract customers, as well as the introduction of new online games and products that prove to be unpopular, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Furthermore, Codere Online may be vulnerable to cyberattacks which could adversely affect its business. Cyberattacks are increasing in number and sophistication, are well-financed, in some cases supported by nation-state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, we and third parties associated with us may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, certain global geo-political events can increase our cybersecurity risk. The costs to us to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant.

Examples of cyberattacks include DDoS (distributed denial-of-service attacks, which are attacks designed to cause a network to be unavailable to its intended users) and other forms of cybercrime, such as attempts by computer hackers to gain access to Codere Online’s systems and databases and system intrusions conducted for the purpose of stealing Codere Online’s customers’ personal information. Cyberattacks may cause system failures, business disruption or loss of data or funds and could have a material adverse effect on Codere Online’s business, results of operations and financial condition. For example, in 2022, Codere Online was the victim of cyber-related fraud activity which involved electronic communications impersonating one of Codere Online’s vendors. After hacking the e-mail account of one of Codere Online’s senior officers, the perpetrators sent illegitimate requests for payments attaching doctored invoices reflecting fraudulent account information for otherwise legitimate payment requests. While Codere Online will continue to implement measures designed to prevent such attacks, they are, by nature, technologically sophisticated and may be difficult or impossible to detect and defend against. If Codere Online’s prevention measures fail or are circumvented, Codere Online could suffer system failures, business disruption or loss of data or funds, which in turn could have a material adverse effect on its business, results of operations and financial condition. Additionally, certain Codere Online’s employees work remotely from time to time, based on a hybrid work model, which creates a heightened risk that data could be misappropriated, lost or disclosed, or processed in breach of data protection regulations or cyberattacks or other disruptions to or breaches of our information technology systems.

Codere Online’s accounting and reporting systems may also be subject to error, damage and interruption and may result in the unintended misreporting of financial information (see “—Risk Factors Related to the Financial Information and this Annual Report— Codere Online has identified material weaknesses in its internal control over financial reporting. If Codere Online is unable to remediate these material weaknesses, or if Codere Online identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Codere Online to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants”). While Codere Online continues to develop internal controls and systems to anticipate such risks and increase the robustness of its accounting and reporting platform, there is no assurance that Codere Online’s accounting systems will not be compromised in the future. Any such compromises could harm Codere Online’s reputation and deter current or potential customers from using its services, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Codere Online’s current and future performance relies upon continued compatibility between its apps and the major mobile operating systems, third-party platforms continuing to allow distribution of its product offerings, high-bandwidth data capabilities and the interoperability of its platform with widely used mobile operating systems.

Codere Online’s users primarily access its online games and sports wagering product offerings through Codere Online’s apps on their mobile devices, and Codere Online believes that this will continue to be the case going forward. To provide Codere Online’s users its product offerings through its apps on their mobile devices, Codere Online’s apps must be compatible with major mobile operating systems. Codere Online’s apps relies upon third-party platforms to distribute its product offerings, interoperability of its platform with popular mobile operating systems, technologies, networks and standards and continued high-bandwidth data capabilities. Third parties with whom Codere Online does not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to download apps or access specified content on mobile devices. Furthermore, Codere Online’s apps relies upon third-party platforms for distribution of its product offerings. Codere Online’s games and online sports wagering product offerings are also distributed through certain websites (Codere.es, Codere.mx, Codere.co, Codere.pa, Codere.bet.ar), the Apple App Store and the Google Play store.

The promotion, distribution and operation of Codere Online’s apps are subject to the respective distribution platforms’ standard terms and policies for application developers, which are very broad and subject to frequent changes and interpretation and may not be uniformly enforced across all applications and geographies and with all publishers. Moreover, Codere Online is, and will continue to be, dependent on the interoperability of its platform with popular mobile operating systems, technologies, networks, and standards that it does not control, such as the Android and iOS operating systems. Any changes, bugs, technical, or regulatory issues in such systems, Codere Online’s relationships with mobile manufacturers and carriers, or in their terms of service or policies that negatively affect its offerings’ functionality, reduce or eliminate Codere Online’s ability to distribute its offerings, provide preferential treatment to competitive products, limit Codere Online’s ability to deliver its offerings, or impose fees or other charges related to delivering its offerings, could adversely affect Codere Online’s product usage and monetization on mobile devices.

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

Codere Online is exposed to the risk of money laundering and fraudulent activities by its customers and third parties, including collusion between online customers and the use of sophisticated computer programs that automatically play skill games in its online gaming platform. Codere Online may also be exposed to money laundering attempts arising from an inability or failure to identify the origin of funds of deposits made into customer accounts. In connection with Codere Online’s online betting activities, Codere Online has implemented internal control systems that monitor unusual transaction volumes or patterns and screen the personal details of the customer in order to minimize exposure to money laundering and fraud. Codere Online may not, however, be successful in protecting its customers and itself from such activities. In addition, Codere Online could be targeted by third parties, including criminal organizations, for committing fraudulent activities, such as attempts to compromise its system that processes and collects payment information, or attempts to use its betting services to engage in money laundering. See also “—Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.”

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

The online gaming industry is vulnerable to attacks by customers through collusion and fraud. Although Codere Online takes steps to minimize the opportunities for fraudulent play, Codere Online can provide no assurance that all instances of collusion and fraud will be detected. If Codere Online fails to detect instances of collusion and fraud either between players or between players and Codere Online’s employees or agents, it could suffer losses directly as a result of such collusion and fraud instances. For example, a fraud resulting in misappropriation of funds was committed against Codere Online in Spain related to a series of fraudulent withdrawals over a four-month period, from April to July 2023, totalling €0.5 million made by an online customer from his online account at a third-party retail gaming hall located in Cádiz, Andalucía. The online customer’s account was frozen on July 25, 2023. Codere Online filed a police report on August 1, 2023, and the investigation is ongoing, including with respect to recovery of the misappropriated funds.

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

Codere Online will continue to incur increased costs as a result of operating as a public company and its management will devote substantial time to existing or new compliance initiatives.

Codere Online became a public company in the last quarter of 2021 and has incurred significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Codere Online is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Codere Online is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Further, Codere Online is subject to the U.S. Foreign Corrupt Practices Act (“FCPA”). The anti-bribery provisions of the FCPA prohibit providing or promising to provide anything of value to a foreign official to gain an improper business advantage and they impose derivative liability on companies for the actions of its employees and for any third party acting on the company’s behalf, as well as individuals involved in or authorizing such conduct. Codere Online’s management and other personnel need to devote a substantial amount of time to new compliance initiatives. Moreover, Codere Online expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly. These rules and regulations, together with the nature of Codere Online’s business, make it difficult and expensive for Codere Online to obtain and maintain director and officer liability insurance from third-party insurers. As a result, in the future, Codere Online may need to self-insure its directors and officers or may otherwise be required to accept policy limits or incur substantially higher costs to obtain coverage from third-party insurers. The impact of these requirements could also make it more difficult for Codere Online to attract and retain qualified persons to serve on the Codere Online Board or as senior managers. It is also possible that Codere Online will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods. Furthermore, Codere Online is subject to onerous obligations under the Registration Rights and Lock-Up Agreement and Warrant Agreement. Efforts to satisfy such obligations may divert the attention of management and key personnel and result in substantial expense, and Codere Online’s ongoing failure or inability to comply with such obligations could result in disputes and litigation. Any of the foregoing could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

In addition, Codere Online’s local officers, directors, key employees and shareholders may be required to file applications with the gaming authorities in the jurisdictions in which Codere Online operates and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director, key employee or shareholder unsuitable for licensing or unsuitable to continue having a relationship with Codere Online, Codere Online would have to sever all relationships with that person. Furthermore, the gaming authorities may require Codere Online to terminate the employment of any person who refuses to file appropriate applications. Any of the foregoing factors could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Security, political and economic instability in the Middle East may harm our business, including the duration and intensity of the ongoing Israel-Hamas War and its impact on our operations and workforce.

We maintain offices in Israel, where more than 40 of our employees (13% of our total) are located. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In October 2023, Hamas infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. Since then, the conflict has evolved with multiple offensives, mediation efforts, and a worsening humanitarian situation in the region. While a potential ceasefire with Hamas has been negotiated in the past, tensions remain high.

In addition, in April 2024, Israel experienced a direct attack from Iran, involving hundreds of drones and missiles launched towards various parts of the country, mostly targeting military bases. The Israeli defense systems, aided by international allies, successfully intercepted the majority of these attacks, minimizing physical damage and casualties. More recently, in February 2025, Iran has intensified its diplomatic activities concerning its nuclear program, raising concerns within the international community.

Additionally, since October 2023, the Houthis, a military organization based in Yemen, have launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel.

While the ongoing war with Hamas and the conflict with Iran and its proxies has not, since its inception, materially impacted our business or operations, we cannot currently predict the intensity or duration of the Israel-Hamas war, nor can we predict how this war will ultimately affect our personnel in the country, business and operations.

Our operations may be disrupted by the obligations of personnel to perform military service.

Our employees in Israel, generally, may be called upon to perform up to 42 days (and in some cases more) of annual military reserve duty until they generally reach the age of 45 (or older in some cases) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, since September 2000 there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008, November 2012 and July 2014 conflicts with Hamas. In October 2023, Hamas invaded southern Israel and launched a widespread terrorist attack on Israel. As a result, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. To date, several employees were called for duty, but it is possible that there will be further or longer military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, which may materially adversely affect our operations, business and results of operations. Our operations could also be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service in connection with other military and security matters.

Certain entities that form the Codere Online group may face tax liabilities as a result of their historical membership in the consolidated tax group of companies of which Codere, S.A. was the parent company.

Certain entities that form the Codere Online group were part of a consolidated tax group of companies of which Codere, S.A. was the parent company until the financial restructuring of Codere, S.A.’s liabilities was finalized in November 2021, and as of October 2024 Codere Group Topco, S.A. is the parent company of Codere Group (the “Codere Tax Group”). In accordance with Spanish taxation law, membership of a company in a tax group is conditional upon the fulfilment of certain requirements, with the principal condition being the direct or indirect participation of the parent company in the share capital of such company (currently, a minimum of 75% of the subsidiary’s share capital or 70% if the shares of the subsidiary are admitted to trading on a regulated market). Upon the consummation of the Business Combination, the Codere Group ceased to maintain the minimum participation shareholding required for any entity of the Codere Online group to remain part of the Codere Tax Group. However, the members of a tax consolidated group are jointly liable for the Spanish Corporate Income Tax and Value Added Tax debts corresponding to tax years in which they were part of a consolidated tax group. As a result, certain entities of the Codere Online group will remain jointly liable for any Corporate Income Tax and Value Added Tax corresponding to the Codere Tax Group for those tax periods in which they were part of the Codere Tax Group.

Based on Spanish legislation, taxes cannot be considered definitively settled until the returns filed have been audited by the Spanish Tax Authorities or until the four-year limitation period has elapsed - NOLs and tax credits could be audited for a period of up to 10 years following their respective submission. Consequently, if the entities that form the Codere Online group were to face tax liabilities as a result of being part of the Codere Tax Group for the fiscal years not expired, Codere Online’s business, results of operations and financial condition could be materially and adversely affected.

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

Risk Factors Related to the Financial Information and this Annual Report

Codere Online has identified material weaknesses in its internal control over financial reporting. If Codere Online is unable to remediate these material weaknesses, or if Codere Online identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Codere Online to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants. Consequences may entail financial, regulatory, legal, and reputational repercussions.

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

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Codere Online’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Codere Online’s senior management has determined that the material weakness described in Item 15 “Controls and Procedures” existed as of December 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Parent’s consolidated financial statements will not be prevented or detected on a timely basis.

Codere Online previously reported material weaknesses, which were identified in connection with the preparation of our financial statements as of and for the years ended December 31, 2021 and December 31, 2022 related to (i) a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions (the “First Material Weakness”), (ii) an ineffective design and lack of controls over our cash disbursement process (the “Second Material Weakness”), (iii) a failure to establish adequate controls over cybersecurity processes outsourced to the Codere Group pursuant to the Original Platform and Technology Services Agreement (the “Third Material Weakness”) and (iv) lack of sufficient internal controls to support effective financial reporting (the “Fourth Material Weakness”). The First Material Weakness, the Second Material Weakness, the Third Material Weakness and, together with the Fourth Material Weakness, are collectively referred to herein as the “Codere Online Material Weaknesses”. Codere Online’s management has determined that certain of the Codere Online Material Weaknesses resulted in the inability to prevent and detect, and adequately respond to once detected, the Business e-Mail Compromise that caused a misappropriation of Codere Online’s assets and for which Codere Online recorded a one-time pre-tax charge of €744 thousand for the year ended December 31, 2022.

Codere Online’s senior management has determined that the First Material Weakness, Second Material Weakness and Third Material Weakness have been remediated as of December 31, 2023. Nevertheless, Codere Online’s senior management, under the supervision of Codere Online’s Chief Executive Officer and Chief Financial Officer, cannot affirmatively conclude that the Fourth Material Weakness has been remediated as of December 31, 2023.

In 2023, Codere Online’s senior management took steps to remediate the Codere Online Material Weaknesses. While certain remedial actions have been completed, Codere Online remains actively engaged in planning and implementing additional control procedures. See Item 15 “Controls and Procedures”.

Codere Online’s remediation efforts with respect to the Codere Online Material Weaknesses included the implementation of enhancements to its internal control system to strengthen the management of its financial, accounting, human resources, IT and other business functions. Codere Online’s management will periodically assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. Codere Online’s management understands that the improvement and maintenance of internal controls is an ongoing responsibility. These remediation efforts are more fully described in Item 15 “Controls and Procedures.”

However, we cannot assure that we will remediate the Fourth Material Weakness in a timely manner, or at all. If we are unable to successfully remediate the Fourth Material Weakness or if additional material weaknesses arise in the future, Codere Online’s financial statements could contain material misstatements that, among other matters, could cause Codere Online to restate its financial statements, fail to meet its periodic reporting obligations, the price of the Ordinary Shares and Codere Online Warrants to decline, and other adverse consequences.

Furthermore, measures adopted by Codere Online to enhance its internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Codere Online’s independent registered public accounting firm is not required to formally attest to the effectiveness of Codere Online’s internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. At such time, Codere Online’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Codere Online’s internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material adverse effect on Codere Online’s business, financial condition and results of operations and could cause the price of the Ordinary Shares and Codere Online Warrants to decline.

Risks Related to the Business Combination

Changes in value of Codere Online Warrants could have a material effect on Codere Online’s financial results.

Both the Codere Online Public Warrants and the Codere Online Private Warrants are classified as warrant liabilities under IFRS, with any changes in fair value to be reported each period in earnings on Codere Online’s income statement. As a result of the recurring fair value measurement, the financial statements of Codere Online may fluctuate quarterly based on factors which are outside Codere Online’s control. Due to the recurring fair value measurement, Codere Online expects that it will recognize non-cash gains or losses on the Codere Online Warrants each reporting period and that the amount of such gains or losses could be material.

Codere Online may face litigation and other risks as a result of the Business Combination and related agreements.

Codere Online may become subject to legal proceedings and claims that arise from the Business Combination, past actions or omissions of DD3 (including any outstanding claims against DD3 as of the Closing Date) or the SEC’s and other regulatory bodies heightened scrutiny on SPACs, including any potential claims related to previously disclosed accounting restatements and material weaknesses disclosed by DD3, as well as potential legal proceedings and claims arising out of Codere Online’s obligations under the Registration Rights and Lock-Up Agreement and the Warrant Agreement. Such litigation, whether or not meritorious, may result in substantial costs, divert management’s attention and resources, affect Codere Online’s reputation, or otherwise have a material adverse effect on Codere Online’s business, results of operations and financial condition and could cause a decline in the market price of Codere Online’s securities.

Additional Risk Factors Related to Codere Online’s Securities

Codere Online is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Codere Online’s interests or the interests of other shareholders.

Codere Newco, a member of the Codere Group, owns approximately 65.7% of the outstanding Ordinary Shares as of March 31, 2025. As long as Codere Newco owns at least 50% of the outstanding Ordinary Shares, Codere Newco will have, except as otherwise described in this annual report, the ability to determine certain corporate actions requiring shareholder approval, including the election and removal of directors and the size of the Codere Online Board unless it is already determined in the articles of association of Codere Online.

Furthermore, pursuant to the Nomination Agreement, Codere Newco has the right to propose for appointment five (5) directors (collectively, the “Codere Newco Directors”), with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). In addition, at least one (1) of the Codere Newco Directors shall qualify as a Luxembourg tax resident. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Codere Online, which could cause the market price of the Ordinary Shares and Codere Online Warrants to decline or prevent shareholders from realizing a premium over the market price for the Ordinary Shares and Codere Online Warrants. Codere Newco’s interests may conflict with Codere Online’s interests as a company or the interests of Codere Online’s other shareholders.

There can be no assurance that the Ordinary Shares or the Codere Online Warrants will continue to be listed on Nasdaq or that Codere Online will be able to comply with the continued listing standards of Nasdaq.

The Ordinary Shares and Codere Online Warrants are currently listed on Nasdaq.

If Nasdaq delists the Ordinary Shares or Codere Online Warrants from trading on its exchange for failure to meet the continued listing standards, Codere Online and its shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for its securities;

●	as a result of any potential future decline in the price of the Ordinary Shares, a determination that Ordinary Shares are a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

●	limited or no news or analyst coverage; shareholder litigation; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” So long as the Ordinary Shares and the Codere Online Warrants are listed on Nasdaq, they will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if Codere Online ceased to be listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

On November 18, 2024, Codere Online received a staff determination letter (the “Letter”), from the Listing Qualifications Department (the “Staff”) of Nasdaq, notifying Codere Online of the determination from the Staff to delist the Company’s securities from The Nasdaq Stock Market, given that Codere Online had not timely filed this Form 20-F for the year ended December 31, 2023 in accordance with continued Listing Rule 5250(c)(1) (the “Public Reports Rule”). Following receipt of the Letter, Codere Online requested both a hearing to appeal the delisting determination by the Nasdaq Hearings Panel (the “Panel”) and a further stay of suspension of trading through the duration of the hearing process. On January 16, 2025, Codere Online participated in a hearing, at which the Panel considered Codere Online’s plan to regain compliance with the Public Reports Rule. Following such hearing, on February 12, 2025, the Panel determined to grant Codere Online’s request to continue its listing on The Nasdaq Stock Market, subject to Codere Online filing its 2023 20-F on or before May 12, 2025. Although we believe Codere Online has regained compliance with the Nasdaq listing requirements by filing this Form 20-F, Nasdaq will continue to monitor our ongoing compliance, and Codere Online would in the future become immediately subject to delisting without a cure period for any failure to comply with the Public Reports Rule, including with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 20-F”). Codere Online would be permitted to and currently expects to appeal any delisting determination to the Panel in a new hearing, and we expect our Ordinary Shares would remain listed on the Nasdaq Capital Market pending the Panel’s decision after said hearing. If Codere Online does not regain compliance by filing its 2024 20-F before the haring takes place and/or otherwise does not succeed in such appeal, the Ordinary Shares would be removed from trading on the Nasdaq Capital Market. No assurance can be given that Codere Online will meet applicable Nasdaq continued listing standards. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of the Ordinary Shares and Codere Online Warrants.

A market for the Ordinary Shares and the Codere Online Warrants may not develop and the market price of such securities may be volatile.

The trading of Ordinary Shares and Codere Online Warrants has been and may continue to be volatile and subject to limited volume in trading. An active trading market for Codere Online’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Codere Online’s securities has fluctuated and may continue to fluctuate significantly. Factors that could cause fluctuations in the price of such securities include:

●	actual or anticipated variations in operating results and the results of competitors;

●	changes in performance projections by Codere Online or by any securities analysts that might cover Codere Online’s securities, if any;

●	conditions or trends in the industry, including regulatory changes;

●	announcements by Codere Online or its competitors of significant acquisitions, strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of Codere Online’s operations or lawsuits filed against it or the Codere Group;

●	additions or departures of key personnel; and

●	issuances or sales of Ordinary Shares, including by key investors, especially as the lock-up restrictions under the Registration Rights and Lock-Up Agreement have expired.

Further, if Codere Online’s securities become delisted from Nasdaq for any reason, the liquidity and price of such securities may be more limited than if they were quoted or listed on Nasdaq or such other securities exchange. Moreover, broad general economic, geopolitical, political, market and industry factors may adversely affect the price of Codere Online’s securities, regardless of Codere Online’s actual operating performance.

You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about Codere Online, its business, or its market, or if they change their recommendations regarding the Ordinary Shares adversely, then the price and trading volume of the Ordinary Shares and Codere Online Warrants could decline.

The trading market for the Ordinary Shares and Codere Online Warrants may be influenced by the research reports that industry or securities analysts may publish about Codere Online, its business, its market, or its competitors. If securities or industry analysts do not publish or cease publishing research or reports about Codere Online, the prices and trading volumes of the Ordinary Shares and Codere Online Warrants would likely be negatively impacted. If any of the analysts who may cover Codere Online change their recommendation regarding the Ordinary Shares adversely, or provide more favorable relative recommendations about Codere Online’s competitors, the price of the Ordinary Shares and Codere Online Warrants would likely decline. If any analyst were to cease coverage of Codere Online or fail to regularly publish reports on it, Codere Online could lose visibility in the financial markets, which could cause the Ordinary Share price and/or trading volume (and, consequently, the price and/or trading volume of the Codere Online Warrants) to decline.

Codere Online may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of the Ordinary Shares and Private Warrants.

As of March 31, 2025, Codere Online had 45,640,814 issued and outstanding Ordinary Shares. Codere Online’s articles of association authorize Codere Online to issue Ordinary Shares and rights relating to Ordinary Shares for the consideration and on the terms and conditions established by the Codere Online Board in its sole discretion, whether in connection with financings, acquisitions, investments, equity incentive plans or otherwise. Any Ordinary Shares issued, including in connection with the exercise of Codere Online Warrants or any equity incentive plans that Codere Online may adopt in the future, would dilute the percentage ownership held by you.

Codere Online’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank could have the following effects:

●	Codere Online’s existing shareholders’ proportionate ownership interest in Codere Online will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding Ordinary Share may be diminished; and

●	the market price of the Ordinary Shares and Codere Online Warrants may decline.

Codere Online may amend the terms of the Codere Online Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then outstanding Codere Online Public Warrants. As a result, the exercise price of such warrants could be increased, the exercise period could be shortened and the number of Ordinary Shares purchasable upon exercise of a warrant could be decreased, all without your approval.

The terms of the Codere Online Warrants may be amended without the consent of any holder (i) to cure any ambiguity or correct any mistake or to cure, correct or supplement any defective provision, or (ii) to add or change any other provisions with respect to matters or questions that the parties deem to not adversely affect the interests of the registered holders of the Codere Online Warrants. In addition, Codere Online may amend the terms of the Codere Online Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Codere Online Public Warrants approve of such amendment. The ability to amend the terms of such warrants is unlimited and examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, allow for cashless exercise of the warrants, shorten the exercise period or decrease the number of shares of Ordinary Shares purchasable upon exercise of a warrant.

Codere Online may redeem your unexpired Codere Online Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

None of the Codere Online Private Warrants will be redeemable by Codere Online so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. Once such Codere Online Private Warrants are transferred (other than to permitted transferees under the Warrant Agreement), Codere Online may redeem such Codere Online Private Warrants in the same manner as the Codere Online Public Warrants. Codere Online may redeem Codere Online Public Warrants at any time after they became exercisable on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination) and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Codere Online Warrants became exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date Codere Online gives notice of redemption and during the entire period thereafter until the time Codere Online redeems the warrants, Codere Online has an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Codere Online Warrants and a current prospectus relating to them is available. As of the date of this annual report, the trading price of Ordinary Shares has not reached the $18.00 threshold. If and when the Codere Online Warrants become redeemable by Codere Online, Codere Online may exercise its redemption right even if Codere Online is unable to register or qualify the underlying securities for sale under all applicable state securities laws. In the event Codere Online determined to redeem the Codere Online Public Warrants, holders would be notified of such redemption as described in the Warrant Agreement. Specifically, Codere Online would be required to fix a date for the redemption (the “Redemption Date”). Notice of redemption would be mailed by first class mail, postage prepaid, by Codere Online not less than 30 days prior to the Redemption Date to the registered holders of the Codere Online Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Codere Online’s posting of the redemption notice to DTC. Redemption of the Codere Online Public Warrants could force you (i) to exercise your Codere Online Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Codere Online Public Warrants at the then-current market price when you might otherwise wish to hold your Codere Online Public Warrants or (iii) to accept the nominal redemption price which, at the time the Codere Online Public Warrants are called for redemption, is likely to be substantially less than the market value of your Codere Online Public Warrants.

There can be no assurance that the Codere Online Warrants will be in the money and they may expire worthless.

The exercise price for the Codere Online Warrants is $11.50 per Ordinary Share (subject to adjustment), and the exercise period commenced on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination) and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. There can be no assurance that the Codere Online Warrants will be in the money at any time prior to their expiration, and as such, the Codere Online Warrants may expire worthless.

It is not anticipated that any dividend will be paid to the Codere Online Shareholders for the foreseeable future.

There are no current plans to pay cash dividends on the Ordinary Shares. When determining or proposing a dividend payment, the Codere Online Board may take into account general and economic conditions, Codere Online’s financial condition and operating results, Codere Online’s available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by Codere Online to its shareholders and such other factors as the Codere Online Board may deem relevant. Accordingly, Codere Online is not expected to pay any dividends on the Ordinary Shares in the foreseeable future.

Risks Related to Investment in a Luxembourg Company and Codere Online’s Status as a Public Company

Codere Online has substantial regulatory reporting obligations and requirements, and as a result, Codere Online may be delayed in complying with any such obligations.

Codere Online is subject to extensive corporate governance, reporting and accounting disclosure requirements under U.S. securities laws and regulations, including the Sarbanes-Oxley Act, as well as pursuant to Nasdaq listing standards. These laws, as well as the listing standards of Nasdaq, impose certain compliance requirements, costs and obligations on listed companies. This requires a significant commitment of resources and management oversight and Codere Online may be delayed or fail to comply with all such obligations. For example, Codere Online was delayed in timely filing this annual report on Form 20-F and expects to be delayed in timely filing the Form 20-F for the fiscal year ended December 31, 2024. Failure to comply with these laws and listing standards could potentially subject us to sanctions or investigations by the SEC or other regulatory, exchange or market authorities, and related penalties, fines and litigation.

As long as Codere Online is a foreign private issuer, Codere Online is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Codere Online’s securities.

Codere Online qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Codere Online is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Codere Online is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Codere Online’s senior managers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Codere Online’s securities. For example, some of Codere Online’s key executives may sell a significant amount of Ordinary Shares and such sales are not required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Codere Online’s securities may decline significantly. Moreover, Codere Online is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Codere Online is also not be subject to Regulation FD under the Exchange Act, which would prohibit Codere Online from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Codere Online than there is for U.S. public companies.

As a foreign private issuer, Codere Online is required to file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Codere Online publicly announces these events. However, because of the above exemptions for foreign private issuers, which Codere Online relies on, Codere Online Shareholders are not afforded the same information generally available to investors holding shares in U.S. public companies that are not foreign private issuers.

Codere Online may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Codere Online to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Codere Online would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Codere Online on June 30, 2025.

In the future, Codere Online could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Codere Online intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Codere Online’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Codere Online under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Codere Online is not a foreign private issuer, Codere Online will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Codere Online also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Codere Online may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Codere Online is permitted to follow home country practice in lieu of the above requirements. As long as Codere Online relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on the Codere Online Board are not required to be independent directors, Codere Online is not required to have a compensation committee or a nominating and corporate governance committee and Codere Online is not required to obtain shareholder approval of equity compensation plans.

Also, if Codere Online loses its foreign private issuer status, Codere Online may be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Codere Online loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Codere Online may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If Codere Online no longer qualifies as a foreign private issuer, it may be eligible to take advantage of certain exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Codere Newco owned approximately 65.7% of the issued and outstanding Ordinary Shares as of March 31, 2025. As a result, Codere Online is a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company in respect of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

As long as Codere Online elects to take advantage of these exemptions, holders of Codere Online’s securities will not have the same protections afforded to holders of securities of companies that are subject to all the Nasdaq corporate governance standards.

The JOBS Act permits “emerging growth companies” like Codere Online to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

Codere Online currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, Codere Online takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Codere Online Shareholders may not have access to certain information they deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. Codere Online has elected to avail itself of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, Codere Online, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Codere Online’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Codere Online cannot predict if investors will find the Ordinary Shares and/or Codere Online Warrants less attractive because it relies on these exemptions. If some investors find the Ordinary Shares and/or Codere Online Warrants less attractive as a result, there may be a less active trading market and the price for the Ordinary Shares and/or Codere Online Warrants may be more volatile.

Codere Online may not qualify as an emerging growth company in the future and may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act or other matters as a result.

Codere Online is organized under the laws of Luxembourg and substantially all of its assets are located outside the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against Codere Online or the members of its board of directors in the United States.

Codere Online is organized under the laws of the Grand Duchy of Luxembourg. In addition, substantially all of its assets are located outside the United States. Furthermore, we understand that all but one of Codere Online’s directors and members of the senior management team reside outside the United States as of the date of this annual report. Investors may not be able to effect service of process within the United States upon Codere Online or these persons or enforce judgments obtained against Codere Online or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against Codere Online or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

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

In addition, actions brought in a Luxembourg court against Codere Online, the members of the Codere Online Board, its senior managers, or the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Codere Online, the members of the Codere Online Board, its senior managers, or the experts named herein. In addition, even if a judgment against Codere Online, the members of the Codere Online Board, its senior managers, or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Pursuant to article 8.10 of the articles of association of Codere Online, subject to the exceptions and limitations listed below and mandatory provisions of Luxembourg law, the directors, senior managers or agents of Codere Online will be entitled to indemnification from Codere Online to the fullest extent permitted by Luxembourg law against liability and expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she would be involved by virtue of his or her being or having been a director, senior manager or agent of Codere Online and against amounts paid or incurred by him or her in the settlement thereof. Luxembourg law permits Codere Online to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards a third party for breach of the articles of association of Codere Online or of the provisions of the 1915 Law, except in connection with criminal offenses, bad faith, willful misconduct, gross negligence or fraud. The rights to and obligations of indemnification among or between Codere Online and any of its current or former directors and senior managers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against Codere Online’s assets in Luxembourg.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer Codere Online Shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, Codere Online is subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it, including, among other things, Council and European Parliament Regulation (EU) 2015/848 of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to Codere Online in accordance with and subject to such European Union regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against Codere Online. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer Codere Online Shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of Codere Online Shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and Codere Online’s ability to conduct equity financings.

Codere Online’s corporate affairs are governed by Codere Online’s articles of association and the laws of the Grand Duchy of Luxembourg, including the 1915 Law. The rights of Codere Online Shareholders and the responsibilities of its directors and senior managers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its stockholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Although under Delaware law the board of directors bears the ultimate responsibility for management, in certain circumstances a stockholder may bring a derivative action on behalf of a corporation to enforce a corporation’s rights against fiduciaries. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of the Codere Online Board, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about Codere Online than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, Codere Online Shareholders may have more difficulty in protecting their interests in connection with actions taken by Codere Online’s directors, senior managers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, Codere Online Shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Foreign direct investment restrictions in Spain may be applicable if any foreign investor holds directly or indirectly 10% or more of the share capital of Codere Online.

The Spanish Government has enacted restrictions regarding foreign direct investment (“FDI”) in Spain. As a general rule, if a foreign investor (i.e., a non-EU or non-EFTA investor, or a EU and EFTA investor that is deemed to be beneficially owned by a non-EU or non-EFTA investor) acquires, directly or indirectly, 10% or more of a Spanish entity’s share capital (including, potentially, Codere Online’s Spanish subsidiaries), or otherwise acquires control of such entity, such investment needs to be pre-approved by the relevant Spanish authorities if the Spanish entity operates in one of the sectors that according to article 7.bis of Spanish Law 19/2003, of July 4, have an impact on the public security, public order or public health or if such foreign investor is either (i) controlled directly or indirectly by a foreign government (including federal governments, governmental agencies, armed forces and equivalent public entities); (ii) has invested in other EU member states in sectors which may have an impact on the public security, public order or public health of such member state; and (iii) there is a risk that such investor carries out illegal activities which affect public order, public security and/or public health of Spain. Failure to obtain such prior approval, where required, will render an acquisition null and void. In addition, sanctions could be imposed in an amount equivalent to the restricted investment.

Risks Relating to U.S. Taxes

The Internal Revenue Service may not agree that Codere Online should be treated as a non-U.S. corporation for U.S. federal income tax purposes. Codere Online

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Codere Online, which is incorporated under the laws of Luxembourg, should be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. However, Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) provides an exception to this general rule. Under Section 7874, a corporation created or organized outside the United States will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and therefore, subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80%, or in certain circumstances 60%, as described below (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares), as determined for purposes of Section 7874 (this test is referred to as the “Ownership Test”). Where the non-U.S. acquiring corporation is a tax resident of a different jurisdiction than an acquired non-U.S. corporation acquired in connection with the acquisition of the U.S. corporation, the Ownership Test will generally be satisfied if the shareholders of the acquired U.S. corporation receive at least 60% of the stock of the non-U.S. acquiring corporation. Under Treasury regulations, in certain circumstances shareholders of the acquired U.S. corporation may be treated as owning stock of the non-U.S. acquiring corporation for purposes of the Ownership Test in excess of their actual ownership stake in the non-U.S. acquiring corporation. Since Codere Online is incorporated under the laws of Luxembourg, the Ownership Test would generally be satisfied if the stockholders of DD3 were treated as owning at least 60% of the stock of Codere Online on the Merger date.

For purposes of Section 7874 of the Code the first two conditions described above were met with respect to the Business Combination because Codere Online acquired indirectly all of the assets of DD3 through the Merger, and Codere Online, including its “expanded affiliated group,” did not satisfy the substantial business activities test upon consummation of the Merger. As a result, whether Section 7874 applies to cause Codere Online to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger would depend on the satisfaction of the Ownership Test.

Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, Codere Online believes that for purposes of the Ownership Test the ownership percentage of DD3 stockholders in Codere Online was less than 60%. Accordingly, Codere Online believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, the rules for determining ownership under Section 7874 are complex, unclear in some respects, and the subject of ongoing and recent legislative and regulatory review. Accordingly, there can be no assurance that the Internal Revenue Service (“IRS”) would not assert a contrary position or that such an assertion would not be sustained by a court.

If Codere Online were treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes. In addition, the gross amount of any dividend paid to its non-U.S. shareholders would be subject to 30% U.S. withholding tax, subject to the provisions of any applicable income tax treaty.

Although Codere Online believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2023 or 2024 taxable years, due to the Ordinary Shares’ price fluctuations Codere Online can give no assurance as to its PFIC status for 2025 or any future taxable year, and if Codere Online becomes a PFIC U.S. holders of Ordinary Shares or Codere Online Warrants could be subject to adverse U.S. federal income tax consequences.

If Codere Online is treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year during which a U.S. shareholder holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. shareholder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the composition of Codere Online’s income and assets, and the estimated value of its assets, including goodwill (which is based in part on the trading prices of the Ordinary Shares), Codere Online believes that it was not a PFIC for its 2023 or 2024 taxable years. However, because the tests for determining PFIC status are applied annually after the close of each taxable year and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance that Codere Online will not be a PFIC for any taxable year. In particular, Codere Online holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Codere Online’s market capitalization has been volatile, if the value of Codere Online’s goodwill is determined by reference to its market capitalization there is a significant risk that Codere Online could be a PFIC for its current taxable year of 2025 or any future taxable year. Therefore, Codere Online cannot express any expectation or assurance regarding its PFIC status for the current or any future taxable year.

If Codere Online were treated as a PFIC, a U.S. shareholder generally would be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Under proposed Treasury regulations that have a retroactive effective date, options to acquire stock of a PFIC would be subject to the same rules. Certain elections (such as a mark-to-market election) may be available to U.S. shareholders to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. holders will not be able to make similar elections with respect to the Codere Online Warrants. See “U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning at least 10% of Ordinary Shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Ordinary Shares, such person may be treated as a “United States shareholder” with respect to any of Codere Online’s direct and indirect non-U.S. subsidiaries (together, “Codere Online Group”) that is a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes. Because the Codere Online Group includes DD3, which is a U.S. subsidiary, under constructive ownership attribution rules Codere Online’s non-U.S. subsidiaries could be treated as CFCs even if Codere Online itself is not a CFC.

If Codere Online or any of its subsidiaries is a CFC, 10% “United States shareholders” will be subject to adverse income inclusion and reporting requirements. Codere Online is not required to assist holders in determining whether Codere Online or any of its non-U.S. subsidiaries is treated as a CFC or whether any holder is treated as a United States shareholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Item 4. Information on the Company

A.	History and Development of the Company

Codere Online Luxembourg, S.A. was incorporated under the laws of the Grand Duchy of Luxembourg by Codere Newco on June 4, 2021 as a limited liability company (société anonyme) having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798 and with telephone number +34 91354 28 19. Codere Online Luxembourg, S.A. was incorporated with an initial share capital of €30,000, represented by 30,000 Ordinary Shares with a nominal value of €1 per share.

Prior to the consummation of the Business Combination, Codere Online owned no material assets and did not operate any business. On November 29 and November 30, 2021, the Exchange and the Merger were completed, respectively, and the Business Combination was consummated. As a result of the foregoing, SEJO and DD3 became direct wholly-owned subsidiaries of Codere Online. The Business Combination resulted in gross proceeds of approximately $116 million to Codere Online, or approximately $103 million net of transaction fees and expenses. The Ordinary Shares and Codere Online Warrants began trading on the Nasdaq Capital Market on December 1, 2021, under the symbols “CDRO” and “CDROW,” respectively. Codere Online became the first online gaming operator in Latin America to become publicly listed in the United States.

As of December 31, 2024, Codere Online’s share capital amounted to €45,491,175, represented by 45,491,175 Ordinary Shares, with a nominal value of €1.00 per share. All issued shares are fully paid and subscribed for. The authorized capital of Codere Online amounts to €499,481,142 divided into 499,481,142 Ordinary Shares with a nominal value of €1.00 each.

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1 million of the Company’s ordinary shares over a one-year period. As of April 30, 2025, Codere Online had repurchased 68,384 shares at an average price of $6.63 under the authorized share buyback plan.

There have been no material capital expenditures or divestitures for any of the years ended December 31, 2023, 2022 and 2021. There are no material capital expenditures or divestitures currently in progress as of the date of this annual report.

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

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had nearly 45,000 slots in over 9,000 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2023.

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. Mr. Edree was replaced by former Chief Operating Officer Aviv Sher on March 1, 2023. As of March 31, 2025, Codere Online had approximately 325 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina and Israel. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team, its established and flexible technology platform, and other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online may decide to expand into other markets in Latin America (several of which have recently regulated or are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021 and the Province of Mendoza, where it was awarded an online gaming license in April 2023 and began operating in 2024), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to explore options to access the large Hispanic market in the United States.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 8% in each of such markets in terms of net gaming revenue as of December 31, 2024. Since the Business Combination, which was consummated in November 2021, Codere Online has been using a significant part of the proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets. Codere Online is currently in the process of shifting its priority from primarily pursuing growth to also focusing on profitability and sustainability of its operations.

In the City of Buenos Aires, Iberargen S.A., a subsidiary of the Codere Group, started operating in December 2021 and was the first operator to receive approval for its platform implementation program in October 2020 by the City of Buenos Aires’ regulator, LOTBA (Lotería de Buenos Aires). In addition, Codere Online expects to benefit from the Codere Group’s leading retail presence in the province of Buenos Aires, where it operates 13 bingo halls and has a significant market share. Further, Codere Online has expanded its operations in Argentina to the Province of Mendoza, where it was awarded an online gaming license in April 2023 and began operating in 2024.

For the twelve months ended December 31, 2023, Codere Online’s revenues grew to €161.6 million compared to €115.7 million for the twelve months ended December 31, 2022, mainly driven by strong revenue growth in online casino for the year compared to 2022. For the twelve months ended December 31, 2022, Codere Online’s revenues grew to €115.7 million compared to €80.3 million for the twelve months ended December 31, 2021, mainly due to strong revenue trends in Mexico and Spain due to Codere Online’s marketing efforts, the modernization of the online gaming systems, and the FIFA World Cup in the last quarter of 2022.

Codere Online’s Plan

Codere Online aims to become a leading online casino gaming and online sports betting operator in Latin America. Following the Business Combination in November 2021, Codere Online increased its marketing expenditure by signing new high-profile sponsorships, increasing its presence in traditional and acquisition media and engaging marketing agencies and affiliates. It is also undertaking technology enhancements to support growth, including the continuous improvement of its mobile application features, the implementation of a new bonus engine and a continuous player and content management system upgrade. Finally, Codere Online is assessing options to expand into new high growth Latin American markets that are expected to open up through new regulatory frameworks and licensing regimes and fund any resulting licensing costs.

Although Codere Online is in the process of shifting its priority from primarily pursuing growth to also focusing on profitability and sustainability of its operations, Codere Online intends to continue making significant investments to support its business operations.

Codere Online’s experience in Latin America is expected to serve as a foundation in the pursuit of options to access the large Hispanic market in the United States in the future, which the Company believes is currently under-penetrated. In particular, Codere Online believes the following to be key factors for any such future expansion: the football-first focus of the online sports betting business leveraging sponsorships with football clubs (including Real Madrid and Rayados) and/or former football players (such as Carlos Valderrama in Colombia), an online casino product configuration tailored to Hispanic customers (emphasizing electronic bingo and roulette), adapted marketing messaging and promotional campaigns based on cultural associations and affinities, experienced Spanish-speaking call center and customer service, tested Spanish-language front end user interface and experience operating under multiple regulatory regimes across a number of jurisdictions.

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

In Latin America, Codere Online currently operates in Mexico, Colombia, Panama and Argentina. Latin America is expected to represent a key market opportunity within the global online casino gaming and online sports betting industry. While most of the region’s online casino gaming and online sports betting markets are not yet regulated (markets are either unregulated or have express prohibitions), regulatory frameworks have either been put in place or are expected to be underway over the short to medium-term in regions such as Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (excluding the Province and the City of Buenos Aires, the Province of Cordoba and the Province of Mendoza (Argentina), where there are already regulatory frameworks in place). Some key markets have opened in recent years through new regulatory frameworks and licensing regimes, including Panama in 2018, Colombia in 2019, the Province and the City of Buenos Aires (Argentina) in 2021, the Province of Mendoza in 2023 and Brazil and Peru in 2024. As a result, the Latin American region, which has historically been dominated by unregulated and/or illegal offshore market operators is opening up to regulated, on-shore market operators such as Codere Online. The Latin American online casino gaming and online sports betting market is expected to not only experience a shift of customers from offshore operators to regulated operators like Codere Online, but also to grow by attracting new users that previously did not participate, due to a lack of trust playing with offshore operators, a lack of payment processing solutions, lack of local customer support or otherwise.

The Codere Group was an early entrant in Latin America, with retail operations dating back to 1984, and has developed market expertise while facing limited competition from global gaming operators, allowing for a significant first mover advantage. Codere Online believes that it benefits from its relationship with the Codere Group and its expansive retail footprint of approximately 45,000 slots in around 9,000 controlled and third-party retail venues throughout Latin America and Spain as of December 31, 2024 and December 31, 2023 and a significant number of registered clients in Spain, Mexico, Colombia, Panama and Argentina, to create value through the existing omnichannel business model. Furthermore, Codere Online expects to continue to have significant support from the Codere Group through several contractual arrangements described in Item 7.B. “Related Party Transactions.”

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

Technology Platform

Codere Online, pursuant to the New Platform and Technology Services Agreement entered into with the Codere Group, has access to an established and flexible platform that supports online slots, video bingo, live casino, table games, sports live streaming and pre-match and live sports betting in most of the regions in which Codere Online operates (initially Spain, Colombia, Panama, the City of Buenos Aires, and, expectedly, its Latin American expansion markets). Codere Online operates in Mexico pursuant to a turn-key solution with Playtech. The Playtech partnership enables Codere Online’s management team to leverage leading platforms tailored and proven in the Mexican market. Codere Online’s management team’s extensive experience successfully operating with different technology platforms across various markets allows Codere Online to selectively determine which technology platform is best suited for each market and whether Codere Online’s proprietary technology platform or a third-party solution will best position the business for success.

To further enhance its platform, Codere Online has invested and expects to continue investing to support the development of additional capabilities in order to maintain and enhance the platform. These capabilities are intended to be developed mostly in-house and to feature, within its functional scope, fraud and payments systems, customer relationship management and content management systems (CRM and CMS, respectively), as well as, within its non-functional scope, further improvements in digital architecture, front-end performance, quality assurance, development, security and operations (DevSecOps) resources, and customer service.

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

(1)	Includes technology and operating capabilities provided by the Codere Group (on an exclusive basis within the Codere Group, subject to certain exceptions) pursuant to the New Platform and Technology Services Agreement.
(2)	AI predictive risk segmentation work in progress.

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

Our Markets

Spain

Codere Online started its online gaming business in Spain in 2014 and launched its mobile app in 2016. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 52 thousand, 42 thousand and 38 thousand average monthly active players in this market in 2024, 2023 and 2022, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

Codere Online’s general licenses were granted in June 2012 for a period of ten (10) years and were extended for ten (10) additional years (until May 31, 2032). According to the DGOJ, there were 77 active national licenses in the Spanish national online gaming market as of December 31, 2024. Operators mainly offer seven different game types: bingo, poker, roulette, black jack, baccarat, complementary games and slots.

In 2024, the gross gaming revenue for the market was approximately €1,455 million, which represents a 14% CAGR between 2020 and 2024. The following table sets forth the development of online gaming in terms of gross gaming revenue and the CAGR for that period:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In millions of euros)
Casino	845	744	602	506	478	15.31%
Casino (excl. Bingo and Poker)	730	625	498	407	351	20.08%
Bingo	15	14	14	14	17	(3.08)%
Poker	100	105	90	85	110	(2.35)%
Sports betting	609	492	360	306	365	13.65%
Other	0	0	0	2	8
Total online gaming	1,454	1,236	962	814	851	14.32%

Source: DGOJ, National online gaming market report as of December 31, 2024

In recent years, advertising expenditures increased mainly driven by TV campaigns and Spanish “La Liga” (football) team sponsorships. Many operators, including Codere Online, signed sponsorship agreements with football clubs. The advertising restrictions set forth in the Advertising Decree have led to a sharp decrease in this type of expenditures and the agreements signed with the various football clubs had to be terminated by the end of the 2020/21 season.

The Advertising Decree, among other laws, forbids gambling companies from appearing on uniform shirts of football clubs and sponsoring their stadium names, and limits advertising on television to a four-hour window (from 1 a.m. to 5 a.m). However, certain aspects of the Advertising Decree were deemed unconstitutional by the Spanish supreme court. See Item 3.D. “Risk Factors—Risks Related to Codere Online— The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes” for more information on the Advertising Decree and supreme court decision.

The following table sets forth information on the approximate average monthly active and new online gaming users in the Spanish market for the years indicated:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In thousands)
Active accounts	1,434	1,161	1,057	991	872	13.24%
New accounts	152	113	115	217	289	(14.83)%

Source: DGOJ, National online gaming market report as of December 31, 2024

In 2018, the Spanish Government set a flat tax rate of 20% on gross win for all forms of online gambling. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it.

Mexico

Mexico is the largest gaming market in Latin America and includes land-based and online gaming. Codere Online started its online operations in Mexico in 2016, followed by a full commercial launch in 2019. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 80 thousand, 52 thousand and 38 thousand average monthly active players in this market in 2024, 2023 and 2022, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

The LIFO License expires in May 2027. Although Codere Online is not aware of reliable publicly available data regarding the number of licensed operators in Mexico, it estimates that there are over 25 online gaming operators in the country, including Caliente, Bet365, PlayCity, Playdoit and Betcris. According to Codere Online’s estimates, Caliente is the largest online operator in Mexico, followed by Codere Online and Bet365, with the remainder of competitors lacking a significant market share. The LIFO License could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew the LIFO License in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco, Codere, S.A. (the former parent company of the Codere Group) or Codere Group Topco S.A. (the current parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well. See also “—Regulation Applicable to Codere Online’s Business—Gambling and Gaming Regulation by Country—Mexico” and Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business” for more information regarding the Mexico Gaming Decree and its potential effect on the renewal of our existing licenses.

The following table sets forth the development of online gaming in Mexico in terms of gross gaming revenue and the CAGR for the 2020–2024 period:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In millions of MXN)
Casino	18,456	14,361	6,073	5,636	4,447	43%
Casino (excl. Bingo and Poker)	17,038	13,023	5,441	4,992	3,778	46%
Bingo	326	322	158	158	154	21%
Poker	1,092	1,016	474	486	514	21%
Sports betting	13,908	10,298	5,944	4,248	3,473	41%
Total online gaming	32,364	24,659	12,017	9,884	7,919	42%

Source: H2 Gambling Capital, onshore revenue only, as of April 9, 2025

Colombia

The Colombian gaming market includes land-based and online casino and online sports betting. Colombia was the first Latin American country to introduce nationwide European-style online gambling regulation in 2015. Codere Online started operating in Colombia in 2018. The current online casino and online sports betting product offering in this market includes online slots, video bingo, table games (including live) and online sports betting (pre-match and live). Codere Online had approximately 21 thousand, 24 thousand and 29 thousand average monthly active players in this market in 2024, 2023 and 2022, respectively, of which a majority accessed its products via mobile, and desktop.

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

In November 2017, Codere Colombia, S.A., a subsidiary of the Codere Group, was issued the Colombia License for an initial period of five (5) years until November 15, 2022. On December 21, 2021, the transfer of the Colombia License to Codere Online Colombia S.A.S. was formally requested pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request was approved by Coljuegos on July 1, 2022 and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022. On September 2, 2022, an application for the renewal of the Colombia License was submitted to Coljuegos. On November 10, 2022, Coljuegos renewed the Colombia License until November 14, 2025. Codere Online is currently in the process of renewing the Colombia License.

Prior to the effective transfer of the Colombia License, the relevant entities of the Codere Group and the Codere Online group, respectively, exploited the license under the Joint Accounts Agreement (contrato de cuentas en participación) (as defined herein), pursuant to which Codere Online had the right to receive 99.00% of any distributed profits. The agreement was automatically terminated upon approval of the transfer of the Colombia License by Coljuegos. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements” for additional information.

According to Coljuegos, in December 2024, there were 15 authorized licensed online gaming operators in Colombia, including Bwin, Sportium, Codere, Luckia and Rush Street.

The following table sets forth the development of online gaming in Colombia in terms of gross gaming revenue and CAGR for the 2020–2024 period:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In millions of COP)
Casino	910,297	718,618	620,289	696,537	310,889	31%
Casino (excl. Bingo and Poker)	894,790	706,376	601,680	434,284	201,820	45%
Bingo	-	-	-	72,787	18,197	n.m
Poker	15,507	12,242	18,609	189,466	90,872	(36)%
Sports betting	2,026,145	1,507,430	1,029,152	793,863	317,084	59%
Total online gaming	2,936,442	2,226,048	1,649,441	1,490,400	627,973	47%

Source: H2 Gambling Capital, onshore revenue only, as of April 9, 2025

Panama

Panama’s gaming market includes land-based and online casino and online sports betting. Codere has offered Online Sport Betting in Panama since 2017. The current online product offering in this market is limited to sports betting (pre-match and live). Codere Online had approximately 6,400, 4,500 and 3,200 average monthly active players in this market in 2024, 2023 and 2022, respectively.

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

To Codere Online’s knowledge, there are at least four other licensed online gaming operators in Panama: Betcris, Betcha, Sportium and Starplay.

The following table sets forth the development of online gaming in Panama in terms of gross gaming revenue:

	Year ended December 31,					CAGR %
	2024	2023	2022	2021	2020	(2019 to 2024)
	(In millions of USD)
Casino	7.2	4.80	22.3	16.9	5.2	n.m.
Casino (excl. Bingo and Poker)	6.5	4.3	18.0	13.6	4.1	n.m.
Bingo	0.3	0.2	3.2	2.5	0.8	n.m.
Poker	0.4	0.3	1.1	0.8	0.3	n.m.
Sports betting	13.0	9.8	22.5	15.8	7.0	n.m.
Total online gaming	20.1	14.6	44.8	32.7	12.2	n.m.

Source: H2 Gambling Capital, offshore (2020) and onshore (2021 onwards) revenue, as of December 31, 2024

Argentina

Argentina is one of the largest gaming markets in Latin America. The gaming industry in Argentina consists of lotteries, gaming halls and horse racetracks. In October 2020, Codere Online was the first online operator to receive regulatory approval from the City of Buenos Aires’ regulator for its proposed platform implementation program, which was a first step towards being awarded a full online betting and casino license in the City of Buenos Aires, as described below. Codere Online had approximately 4,800 and 4,600 average monthly active players in this market in 2024 and 2023, respectively.

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

Online legislation in the City of Buenos Aires was enacted in 2018, and the regulator and exclusive holder of the rights to exploit online gaming within the City of Buenos Aires is Lotería de Buenos Aires (LOTBA). LOTBA launched a process in 2020 to grant permits to distribute and commercialize online gaming within the City of Buenos Aires. In March 2021, LOTBA granted the Buenos Aires License to Iberargen S.A., a subsidiary of the Codere Group, for a period of five (5) years and, in December 2021, authorized Iberargen, S.A. to operate in the City of Buenos Aires thereunder. Pursuant to the Business Combination Agreement and the Argentina Restructuring Agreement, the Codere Group would seek to transfer the Buenos Aires License granted to Iberargen S.A. to Codere Online subject to LOTBA granting the required authorization. Pending LOTBA’s authorization of the transfer of the Buenos Aires License to Codere Online, Iberargen, S.A. agreed to exploit such license pursuant to the instructions of Codere Online Argentina, S.A., and any resulting expenses and income would be assigned to Codere Online Argentina, S.A. On May 3, 2023, LOTBA authorised the transfer of the Buenos Aires License to Codere Online.

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 97%-owned by Codere Online) signed an online gaming license agreement with the local authority (Instituto Provincial de Juegos y Casinos, “IPJC”) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. On December 5, 2023, Codere Online and Cela, S.A. (local partner and owner of a 2% stake of the Temporary Union Contract) entered into a collaboration agreement for the operation of online gaming in the Province of Mendoza, where Codere Online started to operate in May 2024.

Codere Online is not aware of reliable publicly available data regarding the online gaming activity in the City of Buenos Aires or the Province of Mendoza in Argentina.

Intellectual Property

Pursuant to the Relationship and Licensing Agreement, as of October 25, 2021 Codere Group assigned to Codere Online the following internet domains, from which it operates its online business in the different territories it is licensed to do so: codere.es, codere.mx, codere.pa, codere.com.co and codere.bet.ar. Additionally, Codere Online’s intellectual property portfolio consists substantially of licensed intellectual property, including the “Codere” trademarks licensed pursuant to the Relationship and License Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” Pursuant to such agreement, Codere Newco has granted Codere Online, subject to certain limitations and exemptions, an exclusive, sublicenseable and non-transferable license to use certain “Codere” trademarks (and other trademarks related to Codere Online’s business) and domain names. In addition, pursuant to the Sponsorship and Services Agreement, Codere Online became the licensee of certain rights, marks, names, images, designations, anthems, photographs and brands set forth under the RM Sponsorship Agreement, as well as the licensee or assignee, as applicable, of new sponsorship rights under sponsorship agreements entered into by Codere Newco and certain of its affiliates as negotiated and agreed between SEJO and Codere Newco from time to time (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”). Furthermore, Codere Newco is the licensee of certain additional intellectual property under the New Platform and Technology Services Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.”

Codere Online licenses certain third-party intellectual property (such as games) under licenses and service agreements with those third parties, including through agreements with gaming content creators and service providers. Although Codere Online believes the licenses under the Relationship and License Agreement, the Sponsorship and Services Agreement, the New Platform and Technology Services Agreement and these third-party agreements will be sufficient for the operation of Codere Online’s business in the foreseeable future, these licenses limit the use of the licensed intellectual property in specific manners and for specific time periods and Codere Online relies entirely on such rights granted by third parties or affiliates to operate its business. Codere Online may also rely in part on the counterparties to the Relationship and License Agreement, the Sponsorship and Services Agreement, the New Platform and Technology Services Agreement and such other third-party agreements to appropriately register, protect and defend the licensed intellectual property.

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

Compliance

Codere Online has a robust internal compliance program designed to ensure that it complies with legal and regulatory requirements, including with regard to money laundering prevention in connection with its online casino and online sports betting activities. Additionally, Codere Online employs various methods and tools across its operations such as geolocation blocking, which restricts access based upon the user’s geographical location determined through a series of data points such as mobile devices and Wi-Fi networks; age verification to ensure its users are old enough to participate; routine monitoring of user activity; and risk-based user due diligence to ensure the funds used by its users are legitimately derived. Codere Online has a zero-tolerance approach to fraud and collusion.

In accordance with anti-money laundering laws and regulations, Codere Online adopts and implements control policies and procedures that comply with the applicable regulations and reports suspicious transactions to the applicable regulatory authorities.

Anti-money laundering, corruption and bribery are among the risks Codere Online faces in the course of its activity. With the aim of combatting and preventing this problem, in addition to the policies adopted at a Codere Group level, Codere Online has its own Anti-corruption, Anti-fraud, Conflict of Interest and Whistleblower Channel policies, which are accessible through Codere Online’s corporate website. The reference to Codere Online’s website address in this annual report does not include or incorporate by reference the information on Codere Online’s website into this annual report.

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

Agreements with the Codere Group

Codere Online has entered into several agreements with other members of the Codere Group, including the Sponsorship and Services Agreement, the Relationship and License Agreement, the AenP Agreement, the New Platform and Technology Services Agreement and the Restructuring Agreements. For information on the main terms of such agreements, see Item 7.B. “Related Party Transactions.” Codere Online believes that its relationship with the Codere Group will be beneficial to Codere Online and in furtherance of its goal to maximize value for its stake holders.

Employees

See Item 6.D. “Employees.”

Legal Proceedings

From time to time, Codere Online may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business or otherwise. Codere Online may be and in some cases has been subject to claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings involving areas such as online gambling regulation, intellectual property, consumer protection, privacy, data protection, labor and employment, immigration, import and export practices, product labelling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, anti-fraud, anti-money laundering, anti-corruption, counter-terrorist financing, sanctions, related civil and criminal litigation and other matters. Any of the foregoing could result in the imposition of civil, administrative and criminal penalties and sanctions on Codere Online and could affect Codere Online’s ability to renew any of its licenses, including the CDON Licenses, which, individually or in the aggregate, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

In 2023, CDON received two sanctions from the DGOJ of €125,000 each (reduced to €75,000 for prompt payment and assumption of liability) for breaches of regulatory obligations, including failing to prevent, for a period of 24 hours, the online gaming activities of one individual who was listed in the Spanish general register of gaming access bans. In 2024, CDON received a sanction from the DGOJ of €100,000 (reduced to €60,000 for prompt payment and assumption of liability) for a serious breach of the Advertising Decree, related to promotional material published on one of the CDON’s social media platforms in 2022.

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

Gaming laws require Codere Online and may require each of its subsidiaries engaged in gaming operations, and certain of its directors, officers and employees and, in some cases, certain of its shareholders to be found suitable by gaming authorities. Licenses and suitability findings require a determination that the applicant is qualified. Where not mandated by statute, rule or regulation, gaming authorities typically have broad discretion in determining who must apply for a license or finding of suitability and whether an applicant qualifies for licensing or should be deemed suitable to conduct operations within a given jurisdiction. When determining to grant a license to an applicant, gaming authorities generally consider: (i) the financial stability, integrity, responsibility and suitability of the applicant and its applicable affiliated entities and individuals (including verification of the applicant’s sources of funding); (ii) the quality and security of the applicant’s online real-money gaming platform, hardware and related software, including the platform’s ability to operate in compliance with local regulation, as applicable; (iii) the applicant’s history; (iv) the applicant’s ability to operate its gaming business in a socially responsible manner; and (v) in certain circumstances, the effect on competition.

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

Data protection and privacy

Because Codere Online handles, collects, stores, receives, transmits and otherwise processes certain personal information of its users and employees, Codere Online is also subject to national and international laws related to the privacy and protection of such data. The collection and use of personal data is governed by privacy laws and regulations enacted in various jurisdictions in which Codere Online operates. Privacy regulations continue to evolve in each of the markets served by Codere Online. Nevertheless, Codere Online has an internal data protection and privacy program designed to ensure that it complies with its legal and regulatory requirements and focuses its efforts and vision on constantly adapting to the different jurisdictions and regulatory environments where it operates, even though these may differ from one another.

Gambling and Gaming Regulation by Country

Spain

Codere Online operates online gaming in Spain pursuant to the following online licenses granted by the DGOJ, the Spanish gaming regulator, to CDON: (A) three (3) general licenses for a ten (10) year term which were extended for ten (10) additional years (until May 31, 2032): (i) Other Games License, (ii) Betting License and (iii) Contests License; and (B) six (6) singular licenses for: (i) slots (renewed until December 12, 2029), (ii) roulette (renewed until December 12, 2027), (iii) black jack (renewed until December 12, 2027), (iv) sports betting (renewed until December 12, 2029), (v) horse betting (renewed until February 20, 2029) and (vi) other bets (renewed until December 12, 2029) (collectively, the “CDON Licenses”).

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

Title IV of the Spanish Gaming Law establishes the minimum technical requirements established by the National Gambling Commission that must be met by the technical equipment in terms of sufficient authentication mechanisms to guarantee, inter alia, the following:

●	Confidentiality and integrity in communications.

●	The identity of the participants, in the case of gambling using telematic and interactive means, as well as the verification, in the terms established by law, that they are not included in the Register provided for in Article 22.1 b) of this Law.

●	The authenticity and calculation of the bets.

●	The control of their correct operation.

●	Compliance with the subjective prohibitions regulated by Article 6 of this Law.

●	Access to the components of the computer system exclusively by authorized personnel or by the National Gambling Commission itself, under the conditions that it may establish.

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

The Advertising Decree, sets forth certain advertising restrictions and, among other things, forbids gambling companies from appearing on uniform shirts of football clubs and sponsoring their stadium names. On November 3, 2022, the Spanish Official Gazette published a new parliamentary act amending the Spanish Gambling Law.

On March 14, 2023, Royal Decree 176/2023 on Safer Gambling Environments was passed. This Royal Decree supplements Royal Decree 958/2020 on Commercial Communications of Gambling Activities regarding the responsible and safe gambling duties and supersedes the provisions related to responsible gambling (i.e., Articles 29 to 35 of the Advertising Decree). This Royal Decree emphasizes the responsible or safe gambling policies already contemplated in the Spanish Gaming Law and establishes special protection categories such as participants with intensive gambling behavior, young players or participants with risky gambling behaviors. The Royal Decree sets forth special protective measures that range from restricting the use of credit cards as opposed to debit cards by participants with intensive gambling behavior or participants with risky gambling behaviors, to the prohibition of treating young players (between 18 and 25 years old) as “VIP players”. Operators are required to provide detailed information to players regarding their gaming behavior such as time played, amounts wagered and losses incurred. Certain provisions of this Royal Decree will enter into force on September 15, 2023 and the remaining provisions entered into force on March 15, 2024. Notwithstanding the foregoing, on April 10, 2024, the Spanish Supreme Court issued a ruling on the appeal filed by JDigital (an iGaming operators’ association in Spain) against the Advertising Decree in which several provisions have been declared null and void on legal/constitutional grounds. The immediate consequences of this ruling are: (i) operators may now offer promotions to attract new customers; (ii) commercial communications related to promotions are no longer restricted to existing players, they can be sent to any user who is legally entitled to receive this sort of communication; (iii) operators may use celebrities / famous persons in their advertising materials; (iv) operators may advertise themselves through digital channels; (v) operators are no longer required to send commercial communications just to certain categories of eligible users of social media platforms, and (vi) operators are no longer required to restrict sending commercial communications through social media profiles focused on gambling and apply other restrictions that were contemplated in that respect in the Advertising Decree.

In the event an operator, like Codere Online, is undergoing sanctioning procedures or has received a sanction from the DGOJ in the past based on one or more of the voided provisions, it would be legally entitled to formally request the DGOJ to review its decision. It is still unclear what measures, if any, will be adopted by Codere Online or by other gaming operators in Spain in response to this ruling. There is a risk that the Spanish Government may decide to reintroduce the restrictions contemplated in the voided provisions of the Advertising Decree by approving them in a new piece of legislation.

On August 5, 2023, the DGOJ published a decision from July 18, 2023, amending several previous decisions which establishes, among others, that (i) operators must notify the DGOJ of the cancellation of user registrations, and (ii) operators must check the existence of new information with respect to player KYC or banned players in the DGOJ’s verification service on a daily basis and subsequently respond to the DGOJ after applying the required actions. Additionally, the DGOJ sent a communication dated January 31, 2024, requiring operators to follow a mandatory protocol for players who have suffered identity theft and have received notifications from the Spanish tax authorities for untaxed gambling winnings, to provide the means of contact and the necessary information to defend their position before the authorities.

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

The Mexico Gaming Decree came into effect on November 17, 2023 which, although does not expressly refer to online gaming, may be deemed to apply to both retail and online operations given online permits are dependent on retail licenses in Mexico. The key amendments provided for in the Mexico Gaming Decree are the following:

(i)	No additional permits will be issued for slots and live games, only sport betting and bingo will be authorized under newly issued permits.

(ii)	Existing permits (that are currently being operated) will not be affected by the amendments (i.e. authorizations under such permits will be respected until their expiration).

(iii)	Existing permits may be renewed provided new requirements under the Mexico Gaming Decree are complied with.

(iv)	Maximum term of permits is reduced to 15 years.

(v)	Third parties will no longer be authorized to operate a permit pursuant to an operating agreement.

(vi)	Any retail halls that are not currently being operated would need to abide by requirements under the Mexico Gaming Decree and any change in location of a retail hall would require requesting an additional permit.

(vii)	SEGOB will issue new criteria providing that “participations” (taxes) will be paid based on the type of permit issued, instead of pursuant to the terms of each independent permit.

On December 15, 2023, LIFO, together with other Codere Group permit holders, filed a claim (amparo) against the Mexico Gaming Decree arguing that the sole publication of the Mexico Gaming Decree affects the grandfathered rights of the permit holders. LIFO’s claim was admitted on December 19, 2023 by the Fourteenth Court on Administrative Matters in Mexico City. On November 21, 2024, the Sixteenth Court on Administrative Matters in Mexico City issued a resolution in LIFO’s favour. This resolution was challenged by the Ministry of the Interior, and it is now pending resolution by a Court of Appeal. See also Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

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

Coljuegos approved a regulation, applicable to all gaming operators effective as of January 1, 2024, to regulate advertising, sponsorships, promotions and any other form of communications related to gaming in Colombia. The key provisions included in such regulation are the following:

(i)	An advertising and sponsorship spending limit is set on the maximum amount that operators can spend on advertising and sponsorship. This limit can be one of two amounts, determined at the operator’s discretion, namely: (i) an amount equivalent to 20% of the gross gaming revenue net of taxes paid to Coljuegos in the preceding year, and (ii) 11,000 current legal minimum monthly salaries.

(ii)	Operators who outspend their limit will be fined up to 100 percent of the excess spend.

(iii)	Operators are also required to submit an advertising investment plan for the following year to ensure it falls within the authorized range. Advertising investment will be audited by Coljuegos on a quarterly basis.

(iv)	Professional sports teams in Colombia will not be authorized to enter into advertising contracts or sponsorship agreements with an unlicensed gambling operator.

(v)	Restrictions on advertising in digital platforms and social media are also imposed to promote responsible gaming and to ensure the protection of underage persons.

(vi)	Operators are required to establish mechanisms to ensure the identification of players who exhibit signs of problematic gaming.

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

Panama

Codere Online operates online gaming in Panama pursuant to the standalone online gaming license under which ALTA is authorized to conduct online gaming operations in Panama for a twenty (20) year term starting on December 1, 2021, subject to compliance with certain requirements pursuant to the Regulation (the “ALTA License”). As described under Item 7.B. “Related Party Transactions—Material Agreements—Panama Restructuring Agreements”, Codere Online may request the transfer of the ALTA License from ALTA to Codere Online, but such transfer is subject to the authorization from the Panama Gambling Control Board. While the ALTA License is held by ALTA, Codere Online will operate the ALTA License under the agreement that Codere Online Panama and ALTA entered into on December 1, 2021.

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

In 2020, Iberargen S.A. submitted an application for a permit and complied with all the requirements requested by LOTBA. On March 12, 2021, LOTBA granted the permit to Iberargen S.A. under code DI-2021-238-GCABA-LOTBA (the “Buenos Aires License”) for a period of five (5) years and, in December 2021, authorized Iberargen, S.A. to operate in the City of Buenos Aires thereunder. As of May 3, 2023, through the disposition number ‘DI-2023-359-GCABA-LOTBA’, LOTBA authorized the assignment of the permit to Codere Online Argentina S.A.

In March 2023, Codere Online withdrew its application for a license in the province of Cordoba (Argentina), which was in the pre-award phase, given regulatory and tax uncertainties related to online gaming activities in the city and the province of Cordoba.

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 97%-owned by Codere Online) signed an online gaming license agreement with the local authority (IPJC) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. Codere Online started operating in the Province of Mendoza in May 2024.

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

On September 29, 2023, the national regulator on anti-money laundering, the Financial Information Unit (“UIF”), issued a series of resolutions applicable to all gaming operators in Argentina pursuant to which they must comply with additional requirements, including, among others, reinforced due diligence measures, client verification and risk classification of clients. These new requirements became effective on March 1, 2024.

On October 20, 2023 LOTBA issued a new set of regulations requiring gaming regulators operating in the City of Buenos Aires to submit an “Adaptation Plan”, which, among others, needs to address (i) amendments to the reporting system data model, (ii) adaptations of the internal control system, (iii) review of the operation with the self-exclusion registration system, (iv) accounts suspension and closure, (v) fraud control mechanisms, and (vi) management report and certifications that evidence compliance with these new requirements. Codere Online submitted the Adaptation Plan to LOTBA within the required deadline (on December 15, 2023) but LOTBA has not confirmed its approval yet. On March 14, 2024, a law reforming the National Regulatory System for the Prevention of Money Laundering and Financing of Terrorism (LA/FT) was passed in Argentina, a project that was promoted by the UIF. This new law introduces more tools for the fight against organized crime, promotes the effectiveness of the preventive and repressive system, promotes compliance with AML/CFT obligations by the private sector and the adaptation to new technologies and their related products and services.

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

On October 20, 2022, the Codere Online Board approved the liquidation of its Maltese supporting entity OMSE, which was liquidated on December 1, 2023, of its Gibraltar supporting entity Codere (Gibraltar) Marketing Services Limited, which was liquidated on January 17, 2024 and of its Maltese operating entity ONOL, that once completed, will be effective as of August 28, 2024.

C.	Organizational Structure

Codere Online is a holding company with the following subsidiaries in the United States, Spain, Israel, Malta, Panama, Colombia, and Mexico as of December 31, 2024.

Name of Subsidiary	Ownership Interest		Jurisdiction of Organization
Asociación en Participación(1)	99.99	%(1)	Mexico(1)
Codere Israel Marketing Support Services Limited	100%		Israel
Codere Online Argentina S.A.	95%		Argentina
Codere Online Argentina, S.A. Unión Transitoria	92.2%		Argentina
Codere Online Colombia S.A.S.	100%		Colombia
Codere Online Operator Limited(2)	100%		Malta
Operating Management Services Panama, S.A.(3)	100%		Panama
Codere Online U.S. Corp.	100%		United States
Codere Online, S.A.U.	100%		Spain
Servicios de Juego Online S.A.U.	100%		Spain

(1)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”.
(2)	Currently in dissolution, with its liquidation pending approval by the Malta Business Registry. Once approved, the liquidation will be effective as of August 28, 2024.
(3)	Formerly Codere Online Panama, S.A.

D.	Property, Plants and Equipment

Codere Online leases from Codere Newco a portion of the space within the offices of the Codere Group headquarters located at Avenida de Bruselas, 26 in Alcobendas (Madrid, Spain). Codere Online also has the right to use certain office space and equipment within Codere Group’s offices across various jurisdictions. Codere Online also leases office spaces in Melilla (Spain), Luxembourg and Israel from third-parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

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

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had nearly 45,000 slots in over 9,000 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2023, and approximately 46,000 slots and 9,400 retail venues as of December 31, 2022.

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. Mr. Edree was replaced by former Chief Operating Officer Aviv Sher on March 1, 2023. As of December 31, 2024, Codere Online had approximately 325 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina and Israel. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team and an established and flexible technology platform, and due to other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online may decide to expand into other markets in Latin America (several of which have recently regulated or are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021), subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to explore options to access the large Hispanic market in the United States (an estimated 64 million people as of 2022, according to the U.S. Census Bureau) in the future.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 8% in each of such markets in terms of net gaming revenue as of December 31, 2023. Since the Business Combination, which was consummated in November 2021, Codere Online has been using a significant part of the proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets. Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations.

In the City of Buenos Aires, Iberargen S.A., a subsidiary of the Codere Group, started operating in December 2021 and was the first operator to receive approval for its platform implementation program in October 2020 by the City of Buenos Aires’ regulator, LOTBA (Lotería de Buenos Aires). In addition, Codere Online expects to benefit from the Codere Group’s leading retail presence in the province of Buenos Aires, where it operates 13 bingo halls and has a significant market share. Further, Codere Online further expanded its operation to the Province of Mendoza, where it was awarded an online gaming license in April 2023 and began operating in 2024.

For the twelve months ended December 31, 2023, Codere Online’s revenues grew to €161.6 million compared to €115.7 million for the twelve months ended December 31, 2022, mainly driven by strong revenue growth from casinos for the year compared to 2022. For the twelve months ended December 31, 2022, Codere Online’s revenues grew to €115.7 million compared to €80.3 million for the twelve months ended December 31, 2021, mainly due to strong revenue trends in Mexico and Spain due to Codere Online’s marketing efforts, the modernization of the online gaming systems, and the FIFA World Cup in the last quarter of 2022.

Key Factors Affecting Operating Results

The following factors have affected, and are expected to continue to affect, our business, results of operations, financial condition and prospects:

Industry Opportunity and Competitive Landscape

Codere Online operates within the global entertainment and gaming industry, which is comprised of diverse products and offerings that compete for consumers’ time and disposable income. Our short-to-medium focus is on replicating our Spanish online strategy in certain high growth core markets in Latin America, including Mexico, Colombia, Panama and Argentina. We will also seek to expand into new markets in Latin America as they become regulated, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina (beyond the City of Buenos Aires, where we started operating in December 2021 and the Province of Mendoza, where we started operating in April 2024). We also intend to explore options to access the Hispanic market in the United States. As Codere Online prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have more experience in online casino gaming and online sports betting and have access to more resources. Codere Online believes that its online gaming platform, experience operating in different jurisdictions, the “Codere” brand and its marketing strategies which appeal to customers and its many unique product offerings and bonus features will enable Codere Online to compete with such established industry players.

Codere Online’s performance may vary from one jurisdiction to the next as a result of the level of competition in each jurisdiction among other factors.

Legalization, Regulation and Taxation

While Codere Online’s financial growth prospects relate mainly to its business in the markets in which it already operates, Codere Online intends to expand its business to additional regions in Latin America (Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (beyond the City of Buenos Aires, where it started operating in December 2021 and the Province of Mendoza, where it has started operating in May 2024).

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

Codere has begun shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations. While Codere Online is continuing to assess the efficiency of its marketing and promotion activities, it is difficult for Codere Online to predict when it will achieve its longer-term profitability objectives.

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

Limited Operating History and Potential for Growth

Codere Online has a limited operating history in the online casino gaming and online sports betting industry, which is continuously evolving. As an early-stage company, Codere Online has not yet demonstrated its ability to obtain profit in all of its operating segments.

Although Codere Online has begun shifting its priority from primarily pursuing growth to also focusing on profitability and sustainability of its operations, Codere Online intends to continue making significant investments to support its business operations and growth as it continues to invest. There is no assurance that Codere Online’s strategy will be successful or that the Company will meet its future goals and priorities. Consequently, any predictions about future performance may not be as accurate as they would be if Codere Online had a history of successfully operating in the online gaming industry or if Codere Online was going to continue to operate in accordance with past practice.

Independent Operations and Listing

Codere Online has limited experience operating as an independent company or as a Nasdaq-listed company. Historically, Codere Newco and certain of its subsidiaries have provided certain services related to corporate functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. Following the consummation of the Business Combination, Codere Newco has continued to provide some of these services under a Sponsorship and Services Agreement between Codere Online and Codere Newco. While these services are being provided to Codere Online by Codere Newco and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation, and Codere Online’s operational and financial flexibility to modify or implement changes with respect to such services may be limited. Codere Online’s results of operations may be affected by its dependency on these services. The Codere Group’s ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the New Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business) may be affected as a result of changes in Codere Group’s management, business priorities and strategy, or if the Codere Group enters into (or fails to enter into) further corporate reorganizations or restructurings or if the Codere Group fails to meet its liquidity needs, its operations are interrupted or intervened or otherwise. Codere Online’s management has prepared the Annual Financial Statements assuming that Codere Online will continue as a going concern. See Item 3.D “Risk Factors—The Annual Financial Statements have been prepared assuming that Codere Online will continue as a going concern”

Furthermore, as a public company, Codere Online acts in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Codere Online anticipates that the process of building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Codere Online’s senior management has determined that the material weakness described in Item 15 “Controls and Procedures” existed as of December 31, 2023. See Item 3.D. “Risk Factors—Risk Factors Related to the Financial Information and this Annual Report— Codere Online has identified material weaknesses in its internal control over financial reporting. If Codere Online is unable to remediate these material weaknesses, or if Codere Online identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Codere Online to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants” and Item 15 “Controls and Procedures—Management’s annual report on internal control over financial reporting”.

Exchange Rate Fluctuations

Codere Online’s functional currency is the euro. Codere Online’s business, results of operations and financial condition can be affected significantly by fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. See Note 15 to the Annual Financial Statements beginning on page F-49 and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s audited consolidated balance sheets as of December 31, 2023 and 2022 and consolidated statement of operations for the year ended December 31, 2023 and carve-out income statements for the years ended December 31, 2022 and 2021.

Key Components of Statements of Operations

Segment Reporting

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer of Codere Online. The CODM is responsible for allocating resources and assessing performance of the business. The CODM measures the performance of Codere Online’s business by its revenue and EBITDA, which is a non-GAAP measure calculated as net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization. See “—Non-GAAP Financial Data” for a reconciliation of EBITDA to net income/(loss).

Codere Online’s business includes the following operating segments:

●	Spain. The Spain segment consists of revenue generated by CDON.

●	Mexico. The Mexico segment consists of revenue generated by the AenP pursuant to the AenP Agreement.

●	Colombia. The Colombia segment consists of revenue generated by Codere Online Colombia S.A.S.

●	Other Operations. The Other Operations segment consists of revenue generated by Codere Online Panama, Codere Scommese, S.r.l., Codere Online Operator Limited, Iberargen, S.A., Codere Online Argentina, S.A. and Codere Online Argentina S.A. Union Transitoria (collectively, “Other Operations”). On December 30, 2022, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy.

●	Supporting Entities. The Supporting Entities segment consists of revenue generated by Codere Online Management Services Limited, Codere Israel Marketing Support Services LTD, Codere Online Luxembourg S.A., Codere Online U.S. Corp., Codere (Gibraltar) Marketing Services LTD, Servicios de Juego Online S.A.U. and Surviving Corporation (collectively, the “Supporting Entities”). The Supporting Entities provide support services, such as marketing and management services, to the operating entities of Codere Online. Therefore, most of the revenue generated by the Supporting Entities is eliminated in the consolidation process, as a result of offsetting the corresponding expenses from the relevant operating entities.

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

Depreciation and amortization consist primarily of the amortization of intangible assets and, to a much lesser extent, depreciation of property, plant and equipment and amortization of right-of-use assets. For additional information on Codere Online’s amortization of intangible assets, see Note 5 to the Annual Financial Statements beginning on page F-29.

Other operating expenses

Other operating expenses consist primarily of marketing expenses, professional services and other expenses, gambling taxes, casino license royalties (which consists of fees paid to third parties for the commercialization of their casino games), which are described in more detail below, as well as utilities, repairs and maintenance, among other expenses.

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

For the year ended December 31, 2021, other operating expenses also includes expenses incurred as a result of the Related Party Agreements (some of which became effective upon the consummation of the Business Combination) and certain listing and transaction costs related to the Business Combination. As the Merger was accounted for under IFRS 2, the difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares amounting to €35.8 million, which was accounted for as a share-based payment in accordance with IFRS 2 and was recorded within the listing and transaction costs line. Additionally, the net transaction costs associated with the Business Combination were also included within this heading, amounting to €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Group Newco.

As part of its growth strategy, Codere Online significantly increased its marketing expenses following the consummation of the Business Combination in 2021 and 2022. Although Codere Online started to shift its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations in 2023, Codere Online has continued to invest significant proceeds to fund its marketing expenditure in its core markets through 2023.

Marketing efforts vary significantly from region to region:

●	Spain. The market in Spain is mature. Therefore, while Codere Online continuously seeks to acquire new customers from its competitors, it mainly focuses its marketing efforts on its existing customers to drive an increase in spending. The most notable marketing initiative in Spain in recent years has been the sponsorship agreement with Real Madrid. Nonetheless, on November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. On October 7, 2021, the RM Sponsorship Agreement was further amended to, among other things, extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026 (with either party having a right to terminate the agreement at the end of the 2022-2023 football season) and amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic. Codere Online benefits from and has use rights to the existing, and any future amended, sponsorship agreement with Real Madrid. See the section entitled Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

●	Mexico. The market in Mexico is expanding. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. The most notable marketing sponsorship agreement in Mexico is the agreement with the football team Rayados in Monterrey, a leading team in the local league, a deal which Codere Online closed in early 2021 and further extended in 2024 in order to replicate its Spanish marketing model.

●	Colombia. The market in Colombia is expanding. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. In Colombia, Codere Online has various sponsorships with sports celebrities.

●	Argentina. Codere Online started operating in the City of Buenos Aires in December 2021 and has expanded its operation to the Province of Mendoza in 2024, where it was awarded an online gaming license in April 2023. In order to boost its brand positioning, the Codere Group entered into a sponsorship agreement between 2021 and April 2025 with one of the two most important football teams in Argentina, River Plate. Codere Online benefitted from Codere Group’s sponsorship agreement with River Plate pursuant to the terms and conditions of the Sponsorship and Services Agreement. On December 12, 2024, the parties agreed to terminate the River Plate sponsorship agreement with effect as of April 30, 2025 (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”).

Finance income / (costs)

Finance income / (costs) consists primarily of both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the US Dollar, the Mexican peso, the Colombian peso, the Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest expense related to Codere Online’s outstanding loans and borrowings from related parties. All outstanding loans and non-current borrowings from related parties as well as certain current borrowings were capitalized during the year ended December 31, 2021 (see Item 5.B. “Liquidity and Capital Resources—Indebtedness”).

Additionally, finance income related to the change in fair value of Codere Online Warrants is included under this heading. The Codere Online Warrants resulted from the conversion of the DD3 Warrants into warrants of Codere Online representing the right to purchase Ordinary Shares. On November 30, 2021, the date of the conversion, the market price of the Codere Online Warrants was approximately €1.46 per Codere Online Warrant or €9.4 million in the aggregate. As of December 31, 2023, and 2022, the fair value of the warrant liabilities amounted to approximately €0.4 million and €1.3 million, respectively. The change in fair value of the Codere Online Warrants for the years ended December 31, 2023 and 2022 was recorded in the consolidated statement of operations and income statement as finance income amounting to approximately €0.9 million and €4.3 million, respectively.

Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax, if any. The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated statement of operations and combined carve-out income statements because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Codere Online’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Results of Operations

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

The following table sets forth Codere Online’s consolidated statement of operations and carve-out income statement for the periods indicated, respectively:

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Revenue	161,647	115,747	45,900	39.7%
Personnel expenses	(17,437)	(15,301)	(2,136)	14.0%
Depreciation and amortization	(114)	(556)	442	(79.5)%
Other operating expenses	(158,850)	(155,765)	(3,085)	2.0%
Operating expenses	(176,401)	(171,622)	(4,779)	2.8%
OPERATING LOSS	(14,754)	(55,875)	41,121	(73.6)%
Finance income / (costs)	5,826	12,460	(6,634)	(53.2)%
Net finance income / (costs)	5,826	12,460	(6,634)	(53.2)%
NET LOSS BEFORE TAX	(8,928)	(43,415)	34,487	(79.4)%
Income tax benefit/(expense)	6,513	(2,968)	9,481	(319.4)%
NET LOSS FOR THE YEAR	(2,415)	(46,383)	43,968	(94.8)%
Attributable to equity holders of the parent	(2,417)	(46,382)	43,965	(94.8)%
Attributable to non-controlling interest	2	(1)	3	n.m.

The following tables break down certain of the information presented in the consolidated statement of operations and carve-out income statement for the years ended December 31, 2023 and 2022, respectively by operating segments.

	For the year ended December 31, 2023
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	75,669	73,315	8,581	4,082	45,263	(45,263)	161,647
Personnel expenses	(1,968)	(1,776)	(292)	(700)	(12,701)	-	(17,437)
Depreciation and amortization	(24)	(32)	(2)	(6)	(50)	-	(114)
Other operating expenses	(60,362)	(83,181)	(10,587)	(8,897)	(41,086)	45,263	(158,850)
Operating expenses	(62,354)	(84,989)	(10,881)	(9,603)	(53,837)	45,263	(176,401)
OPERATING INCOME/(LOSS)	13,315	(11,674)	(2,300)	(5,521)	(8,574)	-	(14,754)
Finance income / (costs)	979	1,632	392	18	(246,870)	249,675	5,826
Net finance income / (costs)	979	1,632	392	18	(246,870)	249,675	5,826
NET INCOME/(LOSS) BEFORE TAX	14,294	(10,042)	(1,908)	(5,503)	(255,444)	249,675	(8,928)
Income tax benefit/(expense)	(1,500)	(8)	187	15	7,819	-	6,513
NET INCOME/(LOSS) FOR THE YEAR	12,794	(10,050)	(1,721)	(5,488)	(247,625)	249,675	(2,415)
Attributable to equity holders of the parent	12,794	(10,052)	(1,721)	(5,488)	(247,625)	249,675	(2,417)
Attributable to non-controlling interest	-	2	-	-	-	-	2

	For the year ended December 31, 2022
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	60,043	45,518	7,007	3,179	56,310	(56,310)	115,747
Personnel expenses	(559)	(1,184)	(178)	(875)	(12,505)	-	(15,301)
Depreciation and amortization	(51)	(21)	(4)	(125)	(355)	-	(556)
Other operating expenses	(53,521)	(74,074)	(14,315)	(9,383)	(60,770)	56,298	(155,765)
Operating expenses	(54,131)	(75,279)	(14,497)	(10,383)	(73,630)	56,298	(171,622)
OPERATING INCOME/(LOSS)	5,912	(29,761)	(7,490)	(7,204)	(17,320)	(12)	(55,875)
Finance income / (costs)	255	642	(299)	1,634	(32,058)	42,286	12,460
Net finance income / (costs)	255	642	(299)	1,634	(32,058)	42,286	12,460
NET INCOME/(LOSS) BEFORE TAX	6,167	(29,119)	(7,789)	(5,570)	(49,378)	42,274	(43,415)
Income tax benefit/(expense)	(576)	10	(4)	(4)	(2,406)	12	(2,968)
NET INCOME/(LOSS) FOR THE YEAR	5,591	(29,109)	(7,793)	(5,574)	(51,784)	42,286	(46,383)
Attributable to equity holders of the parent	5,591	(29,108)	(7,793)	(5,574)	(51,784)	42,286	(46,382)
Attributable to non-controlling interest	-	(1)	-	-	-	-	(1)

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €45.9 million, or 40.5%, to €161.6 million for the year ended December 31, 2023 from €115.7 million for the year ended December 31, 2022, primarily due to the increase in revenue in Mexico and Spain as set forth below.

For the year ended December 31, 2023 and the year ended December 31, 2022, online sports betting revenue amounted to €73.1 million and €58.5 million, respectively, and online casino wagering revenue amounted to €88.6 million and €57.3 million, respectively.

The following table sets forth the distribution of our revenues by operating segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Spain	75,669	60,043	15,626	26.0%
Mexico	73,315	45,518	27,797	61.1%
Colombia	8,581	7,007	1,574	22.5%
Other Operations	4,082	3,179	903	28.4%
Supporting Entities	45,263	56,310	(11,047)	(19.6)%
Intercompany eliminations	(45,263)	(56,310)	11,047	(19.6)%
Total	161,647	115,747	45,900	39.7%

Revenue in Spain increased €15.6 million, or 26.0%, to €75.7 million for the year ended December 31, 2023 from €60.0 million for the year ended December 31, 2022. This increase was primarily due to an increase in online casino wagering, mainly due to the acquisition of casino first players, crossing sports betting customers over to casino to maximize overall player yield, as well as a 15% increase in the number of active players.

Revenue in Mexico increased €27.8 million, or 61.1%, to €73.3 million for the year ended December 31, 2023 from €45.5 million for the year ended December 31, 2022. This increase was primarily driven by a 25% increase in the number of active players and a 41% higher spend per active customer. During 2023, revenue from online casino wagering increased by €19.1 million, while revenue from online sports betting increased by €8.7 million.

Revenue in Colombia increased €1.6 million, or 22.5%, to €8.6 million for the year ended December 31, 2023 from €7.0 million for the year ended December 31, 2022. This increase was driven by improved quality of our customer acquisitions and, as a result, portfolio of active customers. During 2023, revenue from online casino wagering increased by €1.0 million, while revenue from online sports betting increased by €0.6 million. Codere Online increased its focus on targeted promotional initiatives and marketing campaigns, including sponsorships with certain celebrities in Colombia.

Revenue from Other Operations increased €0.9 million, or 28.4%, to €4.1 million for the year ended December 31, 2023 from €3.2 million for the year ended December 31, 2022. This increase was primarily driven by Codere Online’s operations in the City of Buenos Aires (Argentina) and Panamá.

Personnel expenses

Personnel expenses increased €2.1 million, or 14.0%, to €17.4 million for the year ended December 31, 2023 from €15.3 million for the year ended December 31, 2022. This increase was primarily due to the increase in the number of personnel.

Depreciation and amortization

Depreciation and amortization decreased €0.4 million, or 79.5%, to €0.1 million for the year ended December 31, 2023 from €0.6 million for the year ended December 31, 2022. The decrease was primarily due to the fact that certain intangible assets were fully amortized in 2022.

Other operating expenses

Other operating expenses increased €3.1 million, or 2.0%, to €158.9 million for the year ended December 31, 2023 from €155.8 million for the year ended December 31, 2022. The increase was primarily due to an increase in gambling taxes and professional services and other expenses partially offset by a significant decrease in marketing expenses.

The following table sets forth the breakdown of our other operating expenses for the year ended December 31, 2023 and the year ended December 31, 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Gambling taxes	16,281	11,529	4,752	41.2%
Leases	528	526	2	0.4%
Utilities, repairs and maintenance	1,432	1,059	373	35.2%
Professional services and other expenses	59,203	49,396	9,807	19.9%
Casino license royalties	6,279	4,843	1,436	29.7%
Marketing expenses	75,127	88,412	(13,285)	(15.0)%
Total	158,850	155,765	3,085	2.0%

Professional services and other expenses increased €9.8 million, or 19.9%, to €59.2 million for the year ended December 31, 2023 from €49.4 million for the year ended December 31, 2022. This increase was primarily a result of additional professional services required in connection with the expansion of the business, especially legal, audit and consulting expenses.

Codere Online believes that marketing is a major driver of growth for its business. Codere Online focuses on traditional marketing (including TV, radio and press), digital marketing (including paid media, social media and affiliation networks) and sports sponsorships. Marketing expenses decreased €13.3 million, or 15.0%, to €75.1 million for the year ended December 31, 2023 from €88.4 million for the year ended December 31, 2022.

Codere Online has begun shifting its priority from primarily pursuing revenue growth to also focusing on profitability and sustainability of its operations and is in the process of improving the efficiency of its marketing and promotion activities.

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Spain	60,362	53,521	6,841	12.8%
Mexico	83,181	74,074	9,107	12.3%
Colombia	10,587	14,315	(3,728)	(26.0)%
Other operations	8,897	9,383	(486)	(5.2)%
Supporting	41,086	60,770	(19,684)	(32.4)%
Intercompany eliminations	(45,263)	(56,298)	11,035	(19.6)%
Total	158,850	155,765	3,085	2.0%

Other operating expenses in Spain increased €6.8 million, or 12.8%, to €60.4 million for the year ended December 31, 2023 from €53.5 million for the year ended December 31, 2022. This increase was primarily due to the increase in professional services and other expenses from €3.4 million in 2022 to €16.9 million in 2023.

Other operating expenses in Mexico increased €9.1 million, or 12.3%, to €83.2 million for the year ended December 31, 2023 from €74.1 million for the year ended December 31, 2022. This increase was primarily due to the increase in gambling taxes from €3.3 million in 2022 to €6.4 million in 2023. Codere Online concentrated its marketing efforts in Mexico in 2023, where it deployed a significant amount of its marketing spend for a total of €46.0 million, or 61.2% of total marketing expense. Despite this, marketing expenses in Mexico decreased by €1.2 million to €46.0 million for the year ended December 31, 2023 from €47.2 million for the year ended December 31, 2022.

Other operating expenses in Colombia decreased €3.7 million, or 26.0%, to €10.6 million for the year ended December 31, 2023 from €14.3 million for the year ended December 31, 2022. This decrease was primarily due to a reduction in marketing spend of €6.5 million in 2023, from €8.8 million for the year ended December 31, 2022, to €2.3 million for the year ended December 31, 2023

Other operating expenses incurred by the Other Operations segment decreased €0.5 million, or 5.2%, to €8.9 million for the year ended December 31, 2023 from €9.4 million for the year ended December 31, 2022. This decrease was primarily due to the decrease in marketing expenses from €7.5 million in 2022 to €4.4 million in 2023.

Other operating expenses incurred by the Supporting Entities segment decreased €19.7 million, or 32.4%, to €41.1 million for the year ended December 31, 2023 from €60.8 million for the year ended December 31, 2022. This decrease was primarily driven by the decrease in professional services and marketing expenses.

Operating loss

As a result of the foregoing, operating loss decreased €41.1 million, or 73.6%, to €14.8 million for the year ended December 31, 2023 from €55.9 million for the year ended December 31, 2022.

Finance income / (costs)

Finance income decreased €6.6 million, or 53.2%, to €5.8 million for the year ended December 31, 2023 from finance income of €12.5 million for the year ended December 31, 2022. The decrease was primarily due to negative foreign exchange differences resulting from the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, Colombian peso and the Argentine peso and Panamanian balboa. The negative exchange rate impact amounted to approximately €2.0 million for the year ended December 31, 2023. Additionally, finance income was recorded for the year ended December 31, 2023 due to hyperinflation adjustment in Argentina which amounted €5.3 million and due to the change in the fair value of Codere Online Warrants which amounted €0.9 million. On December 31, 2022, the market price of the Codere Online Warrants was approximately €0.20 per Codere Online Warrant or €1.3 million in the aggregate. As of December 31, 2023, the market price decreased to approximately €0.07 per Codere Online Warrant or €0.4 million in the aggregate. Therefore, as of December 31, 2023, the fair value of the warrant liabilities amounted to approximately €0.4 million. The change in fair value of the Codere Online Warrants between December 31, 2022 and December 31, 2023 was recorded in the consolidated statement of operations as finance income amounting to approximately €0.9 million for the year ended December 31, 2023.

Net loss before tax

As a result of the foregoing, net loss before tax decreased €34.5 million, or 79.4%, to €8.9 million loss for the year ended December 31, 2023 from €43.4 million loss for the year ended December 31, 2022.

Income tax benefit / (expense)

Income tax benefit increased €9.5 million, or 319.4% to €6.5 million for the year ended December 31, 2023 from €3.0 million income tax expense for the year ended December 31, 2022. This was primarily due to the fact that Codere Online had a lower net loss before tax for the year ended December 31, 2023 as compared to the year ended December 31, 2022 and recognized new deferred tax assets.

Net loss for the period

As a result of the foregoing, net loss for the period decreased €44.0 million, or 94.8%, to €2.4 million for the year ended December 31, 2023 from €46.4 million for the year ended December 31, 2022.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following table sets forth Codere Online’s consolidated carve-out income statements for the periods indicated:

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Revenue	115,747	80,253	35,494	44.2%
Personnel expenses	(15,301)	(7,080)	(8,221)	116.1%
Depreciation and amortization	(556)	(721)	165	(22.9)%
Other operating expenses	(155,765)	(143,481)	(12,284)	8.6%
Operating expenses	(171,622)	(151,282)	(20,340)	13.4%
OPERATING LOSS	(55,875)	(71,029)	15,154	(21.3)%
Finance income / (costs)	12,460	3,982	8,478	n.m.
Net finance income / (costs)	12,460	3,982	8,478	n.m.
NET LOSS BEFORE TAX	(43,415)	(67,047)	23,632	(35.2)%
Income tax benefit/(expense)	(2,968)	(966)	(2,002)	n.m.
NET LOSS FOR THE YEAR	(46,383)	(68,013)	21,630	(31.8)%
Attributable to equity holders of the parent	(46,382)	(68,067)	21,685	(31.9)%
Attributable to non-controlling interest	(1)	54	(55)	n.m.

The following tables break down certain of the information presented in the consolidated carve-out income statement for the years ended December 31, 2022 and 2021 by operating segments.

	For the year ended December 31, 2022
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	60,043	45,518	7,007	3,179	56,310	(56,310)	115,747
Personnel expenses	(559)	(1,184)	(178)	(875)	(12,505)	-	(15,301)
Depreciation and amortization	(51)	(21)	(4)	(125)	(355)	-	(556)
Other operating expenses	(53,521)	(74,074)	(14,315)	(9,383)	(60,770)	56,298	(155,765)
Operating expenses	(54,131)	(75,279)	(14,497)	(10,383)	(73,630)	56,298	(171,622)
OPERATING INCOME/(LOSS)	5,912	(29,761)	(7,490)	(7,204)	(17,320)	(12)	(55,875)
Finance income	256	3,366	1,477	1,344	25,327	(6,667)	25,103
Finance costs	(1)	(2,724)	(1,776)	290	(57,385)	48,953	(12,643)
Net finance income / (costs)	255	642	(299)	1,634	(32,058)	42,286	12,460
NET INCOME/(LOSS) BEFORE TAX	6,167	(29,119)	(7,789)	(5,570)	(49,378)	42,274	(43,415)
Income tax benefit/(expense)	(576)	10	(4)	(4)	(2,406)	12	(2,968)
NET INCOME/(LOSS) FOR THE YEAR	5,591	(29,109)	(7,793)	(5,574)	(51,784)	42,286	(46,383)
Attributable to equity holders of the parent	5,591	(29,108)	(7,793)	(5,574)	(51,784)	42,286	(46,382)
Attributable to non-controlling interest	-	(1)	-	-	-	-	(1)

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

	For the year ended December 31, 2021
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(2)	Total
Revenue	49,753	24,908	3,976	989	39,547	(38,920)	80,253
Personnel expenses	(359)	(407)	(95)	(283)	(5,934)	(2)	(7,080)
Depreciation and amortization	(150)	(7)	(3)	(100)	(462)	1	(721)
Other operating expenses(1)	(47,947)	(36,812)	(7,853)	(2,314)	(51,615)	3,060	(143,481)
Operating expenses	(48,456)	(37,226)	(7,951)	(2,697)	(58,011)	3,059	(151,282)
OPERATING INCOME/(LOSS)	1,297	(12,318)	(3,975)	(1,708)	(18,464)	(35,861)	(71,029)
Finance income	(5)	242	4	32	14,437	(10,167)	4,543
Finance costs	-	(7)	(28)	(2)	(10,649)	10,125	(561)
Net finance income / (costs)	(5)	235	(24)	30	3,788	(42)	3,982
NET INCOME/(LOSS) BEFORE TAX	1,292	(12,083)	(3,999)	(1,678)	(14,676)	(35,903)	(67,047)
Income tax benefit/(expense)	(68)	-	-	(7)	(891)	-	(966)
NET INCOME/(LOSS) FOR THE YEAR	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,903)	(68,013)
Attributable to equity holders of the parent	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,957)	(68,067)
Attributable to non-controlling interest	-	-	-	-	-	54	54

(1)	Includes listing and transaction costs related to the Business Combination as described in Note 2 to the Annual Financial Statements beginning on page F-13.
(2)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €35.4 million, or 44.2%, to €115.7 million for the year ended December 31, 2022 from €80.3 million for the year ended December 31, 2021, primarily due to the increase in revenue in Mexico and Spain as set forth below.

For the year ended December 31, 2022 and the year ended December 31, 2021, online sports betting revenue amounted to €58.5 million and €45.9 million, respectively, and online casino wagering revenue amounted to €57.3 million and €34.2 million, respectively. Other revenue in 2021 resulted from the disposition of the Greenplay brand, which amounted to €0.2 million as described in Note 13 to the Annual Financial Statements beginning on page F-42.

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

Depreciation and amortization

Depreciation and amortization decreased €0.2 million, or 22.9%, to €0.6 million for the year ended December 31, 2022 from €0.7 million for the year ended December 31, 2021. The decrease was primarily due to the fact that certain intangible assets were fully amortized in 2021.

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

There were no listing and transaction costs recorded for the year ended December 31, 2022, compared to €45.5 million for the year ended December 31, 2021. In 2022 there were no listing and transaction costs because Codere Online did not carry out any capital markets transactions. Listing and transaction costs for the year ended December 31, 2021 primarily included the following:

●	A €35.8 million expense was recorded under this heading in connection with the Merger. The Merger was accounted for under IFRS 2 as DD3 was not considered to be a business under IFRS 3. To reflect the combination, the equity of DD3 was eliminated and the equity of Codere Online stayed as the accounting acquirer. The difference in the fair value of certain of the securities of DD3 in excess of the fair value of the net assets of DD3 represented a service cost for the listing of Ordinary Shares, which was accounted for as a share-based payment in accordance with IFRS 2. Therefore, the cost of the service, which is a non-cash expense, amounted to €35.8 million and was recorded within the listing and transaction costs line in 2021.

●	Net transaction costs associated with the Business Combination of €9.6 million, of which €6.6 million were assumed by Codere Online and €3.0 million were assumed by Codere Newco.

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

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Spain	53,521	47,947	5,574	11.6%
Mexico	74,074	36,812	37,262	101.2%
Colombia	14,315	7,853	6,462	82.3%
Other operations	9,383	2,314	7,069	n.m.
Supporting	60,770	51,615	9,155	17.7%
Intercompany eliminations	(56,298)	(3,060)	(53,238)	n.m.
Total	155,765	143,481	12,284	8.6%

Other operating expenses in Spain increased €5.6 million, or 11.6%, to €53.5 million for the year ended December 31, 2022 from €47.9 million for the year ended December 31, 2021. This increase was primarily due to the increase in marketing expenses from €19.0 million in 2021 to €21.2 million in 2022 and the increase in gambling tax expense from €5.7 million in 2021 to €7.7 million in 2022.

Other operating expenses in Mexico increased €37.3 million, or 101.2%, to €74.1 million for the year ended December 31, 2022 from €36.8 million for the year ended December 31, 2021. This increase was primarily due to the increase in marketing spend from €21.6 million in 2021 to €47.2 million in 2022 and the increase in professional services and other expenses from €5.1 million in 2021 to €8.5 million in 2022. Codere Online concentrated its marketing efforts in Mexico in 2022, where it deployed a significant amount of its marketing spend. Such efforts supported the growth of the business in Mexico and resulted in an 82.7% revenue increase in Mexico compared to 2021.

Other operating expenses in Colombia increased €6.5 million, or 82.3%, to €14.3 million for the year ended December 31, 2022 from €7.9 million for the year ended December 31, 2021. This increase was primarily due to the increase in marketing spend of €4.3 million in 2022.

Other operating expenses incurred by the Other Operations segment increased €7.1 million, or 305.5%, to €9.4 million for the year ended December 31, 2022 from €2.3 million for the year ended December 31, 2021. This increase was primarily driven by Codere Online’s operations in the City of Buenos Aires (Argentina), where Codere Online started operating in December 2021. Operating expenses incurred by Codere Online in Argentina increased from €1.1 million in 2021 to €6.4 million in 2022, mainly due to the increase in marketing expenses and professional services in Argentina.

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

Operating loss

As a result of the foregoing, operating loss decreased €15.2 million, or 21.4%, to €55.9 million for the year ended December 31, 2022 from €71.0 million for the year ended December 31, 2021.

Finance income / (costs)

Finance income increased €8.5 million to €12.5 million for the year ended December 31, 2022 from finance income of €4.0 million for the year ended December 31, 2021. The increase was primarily due to positive foreign exchange differences resulting from the fluctuation of the exchange rates between the euro and the other currencies, mainly the Colombian peso and the Argentine peso. The positive exchange rate impact amounted to approximately €5.8 million for the year ended December 31, 2022. Additionally, finance income was recorded for the year ended December 31, 2022 due to the change in the fair value of Codere Online Warrants. On December 31, 2021, the market price of the Codere Online Warrants was approximately €0.86 per Codere Online Warrant or €5.5 million in the aggregate. As of December 31, 2022, the market price decreased to approximately €0.20 per Codere Online Warrant or €1.3 million in the aggregate. Therefore, as of December 31, 2022, the fair value of the warrant liabilities amounted to approximately €1.3 million. The change in fair value of the Codere Online Warrants between December 31, 2021 and December 31, 2022 was recorded in the consolidated carve-out income statement as finance income amounting to approximately €4.2 million for the year ended December 31, 2022.

Net loss before tax

As a result of the foregoing, net loss before tax decreased €23.6 million, or 35.2%, to €43.4 million for the year ended December 31, 2022 from €67.0 million for the year ended December 31, 2021.

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

Non-GAAP Financial Data

In addition to the measures expressly defined in the IFRS, Codere Online also uses certain non-GAAP measures such as EBITDA and net gaming revenue, for decision-making. These non-GAAP financial measures are being presented because they provide Codere Online’s management and readers with additional insight into Codere Online’s operational performance relative to historical periods and relative to its competitors. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. These non-GAAP financial measures are not a substitute for any IFRS financial information. Readers should use these non-GAAP financial measures only in conjunction with the comparable IFRS financial measures. Reconciliations of EBITDA to Net Income/(Loss), and net gaming revenue to revenue, the most comparable IFRS measures, respectively, are provided below.

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

EBITDA

EBITDA is calculated as net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization.

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income/(loss) for the year	(2,415)	(46,383)	43,968	(94.8)%
Interest (income) / expense(1)	(5,826)	(32)	(5,794)	n.m.
Income tax expense/(benefit)	(6,513)	2,968	(9,481)	n.m.
Depreciation and amortization	114	556	(442)	(79.5)%
EBITDA	(14,640)	(42,891)	28,251	(65.9)%

(1)	Interest (income) / expense was calculated by summing all interest (income) / expense accounts that are included within finance costs in the consolidated statement of operations for the year ended December 31, 2023 and carve-out income statement for the year ended December 31, 2022.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Spain	13,339	6,218	7,121	114.5%
Mexico	(11,642)	(27,292)	15,650	(57.3)%
Colombia	(2,298)	(7,731)	5,433	(70.3)%
Other Operations	(5,515)	(5,053)	(462)	9.1%
Supporting Entities	(8,524)	(44,788)	36,264	(81.0)%
Intercompany eliminations	-	35,755	(35,755)	(100)%
EBITDA	(14,640)	(42,891)	28,251	(65.9)%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income/(loss) for the year	12,794	5,591	7,203	128.8%
Interest (income) / expense	(979)	-	(979)	100%
Income tax expense/(benefit)	1,500	576	924	160.4%
Depreciation and amortization	24	51	(27)	(52.9)%
EBITDA from Spain	13,339	6,218	7,121	114.5%

EBITDA from Spain increased €7.1 million to €13.3 million for the year ended December 31, 2023 from €6.2 million for the year ended December 31, 2022. The year-on-year change was primarily due to an increase in operating income from €5.9 million for the year ended December 31, 2022 to €13.3 million for the year ended December 31, 2023. The increase in operating income was primarily a result of the revenue increase from €60.0 million for the year ended December 31, 2022 to €75.7 million for the year ended December 31, 2023 explained above partially offset by an increase in other operating expenses of €6.8 million. The increase in other operating expenses was primarily due to the increase in professional services and other expenses from €3.4 million in 2022 to €16.9 million in 2023.

Mexico

EBITDA from Mexico corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income/(loss) for the year	(10,050)	(29,109)	19,059	(65.5)%
Interest (income) / expense	(1,632)	1,805	(3,437)	n.m.
Income tax expense/(benefit)	8	(10)	18	n.m.
Depreciation and amortization	32	21	11	52.4%
EBITDA from Mexico	(11,642)	(27,293)	15,651	(57.3)%

EBITDA from Mexico increased €15.7 million to negative EBITDA of €11.6 million for the year ended December 31, 2023 from negative EBITDA of €27.3 million for the year ended December 31, 2022. The year-on-year change was primarily due to a decrease in operating loss from €29.8 million for the year ended December 31, 2022 to €11.7 million for the year ended December 31, 2023, which was driven mainly by an increase in revenue of €27.8 million partially offset by an increase in other operating expenses of €9.1 million. The increase in other operating expenses was related primarily to the increase in gambling taxes of €3.1 million during 2023.

Colombia

EBITDA from Colombia corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia.

The following table provides a reconciliation of EBITDA from Colombia to net income/(loss) from Colombia for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income/(loss) for the year	(1,721)	(7,793)	6,072	(77.9)%
Interest (income) / expense	(392)	54	(446)	n.m.
Income tax expense/(benefit)	(187)	4	(191)	n.m.
Depreciation and amortization	2	4	(2)	(50.0)%
EBITDA from Colombia	(2,298)	(7,731)	5,433	(70.3)%

EBITDA from Colombia increased €5.4 million to negative EBITDA of €2.3 million for the year ended December 31, 2023 from negative EBITDA of €7.7 million for the year ended December 31, 2022. The increase was primarily due to a decrease in operating loss from €7.5 million to €2.3 million, which was driven mainly by a decrease in other operating expenses of €3.7 million and an increase in revenue of €1.6 million. The decrease in other operating expenses was related primarily to the decrease in marketing expenses during 2023 of €6.5 million and the increase in professional services and other expenses from €2.1 million in 2022 to €4.2 million in 2023 (on a gross basis, before intercompany eliminations).

Other operations

EBITDA from Other operations corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Panama and Argentina.

The following table provides a reconciliation of EBITDA from Other operations to net income/(loss) from the Other operations entities segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income/(loss) for the year	(5,488)	(5,574)	86	(1.5)%
Interest (income) / expense	(18)	392	(410)	(104.6)%
Income tax expense/(benefit)	(15)	4	(19)	n.m.
Depreciation and amortization	6	125	(119)	(95.2)%
EBITDA from Other operations	(5,515)	(5,053)	(462)	9.1%

EBITDA from Other operations decreased €0.5 million to negative EBITDA of €5.5 million for the year ended December 31, 2023 from negative EBITDA of €5.1 million for the year ended December 31, 2022. The decrease in EBITDA from Other operations was primarily due to a decrease in net finance income, from €0.4 million in 2022 to close to nil in 2023. This decline in net finance income more than offset the positive impact from a decrease in operating loss from €7.2 million to €5.5 million, which was driven mainly by a reduction in other operating expenses of €0.5 million, alongside an increase in revenue of €0.9 million. This decrease in other operating expenses was primarily due to the decline in marketing expenses from €7.5 million in 2022 to €4.4 million in 2023.

Supporting Entities

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Malta, Gibraltar, Israel, Spain and the United States.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income/(loss) for the year	(247,625)	(51,784)	(195,841)	n.m.
Interest (income) / expense	246,870	4,235	242,635	n.m.
Income tax expense/(benefit)	(7,819)	2,406	(10,225)	n.m.
Depreciation and amortization	50	355	(305)	(85.9)%
EBITDA from the Supporting Entities	(8,524)	(44,788)	36,264	(81.0)%

EBITDA from the Supporting Entities segment increased €36.3 million to negative EBITDA of €8.5 for the year ended December 31, 2023 from negative EBITDA of €44.8 million for the year ended December 31, 2022. The primary driver of the decrease relates to a decrease in operating loss from €17.3 million to €8.6 million, which was driven mainly by an increase in net financial costs from €32.1 million to €246.9 million and decrease in revenues of €11.0 million partially offset by a decrease in other operating expenses of €19.7 million. The increase in finance costs of the Supporting entities does not substantially affect the consolidated results because 99.1% (€273.1 million) of such costs is eliminated due to intercompany eliminations.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the period	(46,383)	(68,013)	21,630	(31.8)%
Interest (income) / expense(1)	(32)	81	(113)	(139.5)%
Income tax expense/(benefit)	2,968	966	2,002	n.m.
Depreciation and amortization	556	721	(165)	(22.9)%
EBITDA	(42,891)	(66,245)	23,354	(35.3)%

(1)	Interest (income) / expense was calculated by summing all interest (income) / expense accounts that are included within finance costs in the consolidated carve-out income statements.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Spain	6,218	1,442	4,776	n.m.
Mexico	(27,292)	(12,076)	(15,216)	126.0%
Colombia	(7,731)	(3,996)	(3,735)	93.5%
Other Operations	(5,053)	(1,537)	(3,516)	n.m.
Supporting Entities	(44,788)	(4,107)	(40,681)	n.m.
Intercompany eliminations	35,755	(45,971)	81,726	n.m.
EBITDA	(42,891)	(66,245)	23,354	(35.3)%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	5,591	1,224	4,367	n.m.
Interest (income) / expense	-	-	-	-
Income tax expense/(benefit)	576	68	508	n.m.
Depreciation and amortization	51	150	(99)	(66.0)%
EBITDA from Spain	6,218	1,442	4,776	n.m.

EBITDA from Spain increased €4.8 million to €6.2 million for the year ended December 31, 2022 from €1.4 million for the year ended December 31, 2021. The year-on-year change was primarily due to an increase in operating income from €1.3 million for the year ended December 31, 2021 to €6.0 million for the year ended December 31, 2022. The increase in operating income was primarily as result of the revenue increase from €49.8 million for the year ended December 31, 2021 to €60.0 million for the year ended December 31, 2022 explained above.

Mexico

EBITDA from Mexico corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(29,109)	(12,083)	(17,026)	140.9%
Interest (income) / expense	1,804	-	1,804	-
Income tax expense/(benefit)	(10)	-	(10)	-
Depreciation and amortization	21	7	14	n.m.
EBITDA from Mexico	(27,293)	(12,076)	(15,218)	126.0%

EBITDA from Mexico decreased €15.2 million to negative EBITDA of €27.3 million for the year ended December 31, 2022 from negative EBITDA of €12.1 million for the year ended December 31, 2021. The year-on-year change was primarily due to an increase in operating loss from €12.3 million for the year ended December 31, 2021 to €29.8 million for the year ended December 31, 2022, which was driven mainly by an increase in other operating expenses of €37.3 million partially offset by an increase in revenue of €20.6 million. The increase in other operating expenses was related primarily to the increase in marketing expenses of €21.6 million and the increase in professional services and other expenses of €5.1 million during 2022 (both on a gross basis, before intercompany eliminations). Marketing spend in 2022 was funded with proceeds from the consummation of the Business Combination on November 30, 2021.

Colombia

EBITDA from Colombia corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia.

The following table provides a reconciliation of EBITDA from Colombia to net income/(loss) from Colombia for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(7,793)	(3,999)	(3,794)	94.9%
Interest (income) / expense	54	-	54	-
Income tax expense/(benefit)	4	-	4	-
Depreciation and amortization	4	3	1	33.3%
EBITDA from Colombia	(7,731)	(3,996)	(3,735)	93.5%

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

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(5,574)	(1,685)	(3,889)	n.m.
Interest (income) / expense	392	41	351	n.m.
Income tax expense/(benefit)	4	7	(3)	(42.9)%
Depreciation and amortization	125	100	25	25.0%
EBITDA from Other operations	(5,053)	(1,537)	(3,516)	n.m.

EBITDA from Other operations decreased €3.5 million to negative EBITDA of €5.1 million for the year ended December 31, 2022 from negative EBITDA of €1.5 million for the year ended December 31, 2021. The decrease in EBITDA from Other operations was primarily due to an increase in operating loss from €1.7 million to €7.2 million, which was driven mainly by an increase in other operating expenses of €7.1 million partially offset by an increase in revenue of €2.2 million. The increase in other operating expenses was related primarily to the fact that 2022 was the first full year of Codere Online’s operations in the City of Buenos Aires (Argentina), where Codere Online started operating in December 2021. As a result of Codere Online’s operations in the City of Buenos Aires (Argentina), marketing expenses increased by €6.4 million and a professional services and other expenses increased by €0.5 million during 2022 (on a gross basis, before intercompany eliminations).

Supporting Entities

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Malta, Gibraltar, Israel, Spain and the United States.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2022 and 2021.

	For the year ended December 31,		Change
(in thousands of euros)	2022	2021	€	%
Net income/(loss) for the year	(51,784)	(15,567)	(36,217)	n.m.
Interest (income) / expense	4,235	10,107	(5,872)	(58.1)%
Income tax expense/(benefit)	2,406	891	1,515	170.0%
Depreciation and amortization	355	462	(107)	(23.2)%
EBITDA from the Supporting Entities	(44,788)	(4,107)	(40,681)	n.m.

EBITDA from the Supporting Entities segment decreased €40.7 million to negative EBITDA of €44.8 million for the year ended December 31, 2022 from negative EBITDA of €4.1 million for the year ended December 31, 2021. The primary driver of the decrease relates to an increase in finance costs from €10.6 million to €57.4 million, and increase in other operating expenses of €9.2 million partially offset by an increase in revenue of €16.8 million. The increase in finance costs of the Supporting entities does not substantially affect the consolidated results because 85.3% (€49.0 million) of such costs is eliminated due to intercompany eliminations.

Net Gaming Revenue

Net gaming revenue is calculated as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets, subject to certain adjustments.

The following table sets forth the distribution of our revenue and net gaming revenue by segment for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
(in millions of euros)	2023	2022	2021
Revenue
Spain	75.7	60.0	49.8
Mexico	73.3	45.5	24.9
Colombia	8.5	7.0	4.0
Other(1)	4.1	3.2	1.6
Total	161.6	115.7	80.3

Net Gaming Revenue
Spain	75.7	60.0	49.8
Mexico	81.7	51.1	27.9
Colombia	8.5	7.9	4.6
Other(1)(2)	6.0	3.6	0.7
Total	171.9	122.6	82.9

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Includes Other Operations, Supporting Entities and intercompany eliminations.
(2)	Net gaming revenue for the year ended December 31, 2021 excludes revenue generated by Codere Online’s Greenplay brand which was sold on December 31, 2021, by Codere Newco, SEJO and OMSE to Vita Media Group ApS.

The following table reconciles the total net gaming revenue figures shown above with Codere Online’s revenue for the periods indicated.

	For the year ended December 31,
(in millions of euros)	2023	2022	2021
Revenue	161.6	115.7	80.3
Greenplay(2)	-	-	(0.4)
Accounting Adjustments(1)	10.3	6.8	2.7
Net Gaming Revenue	171.9	122.6	82.9
Revenue (Spain)	75.7	60.0	49.8
Accounting Adjustments	-	-	-
Net Gaming Revenue (Spain)	75.7	60.0	49.8
Revenue (Mexico)	73.3	45.5	24.9
Accounting Adjustments(1)	8.4	5.6	3.0
Net Gaming Revenue (Mexico)	81.7	51.1	27.9
Revenue (Colombia)	8.5	7.0	4.0
Accounting Adjustments(1)	-	0.9	0.6
Net Gaming Revenue (Colombia)	8.5	7.9	4.6
Revenue (Other)(2)	4.1	3.2	1.6
Greenplay(1)	-	-	(0.4)
Accounting Adjustments(1)	1.9	0.4	(0.9)
Net Gaming Revenue (Other)(2)	6.0	3.6	0.3

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Accounting adjustments primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and the value added tax (VAT) impact from entry fees in Mexico and the impact from the application of inflation accounting (IAS 29) in Argentina.
(2)	Includes Other Operations, Supporting Entities and intercompany eliminations.

B.	Liquidity and Capital Resources

Liquidity

In 2023, Codere Online incurred losses in the operation of its business driven primarily by its operating expenses, including, among others, marketing and professional services expenses, since its inception.

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

Upon the consummation of the Business Combination on November 30, 2021, Codere Online received approximately $116 million in cash (approximately $103 million net of transaction fees and expenses). Codere Online had €41.3 million in cash and cash equivalents as of December 31, 2023 (€53.8 million and €94.9 million as of December 31, 2022 and 2021, respectively), of which €5.2 million was reserved (€4.8 million and €3.5 million as of December 31, 2022 and 2021, respectively). Reserved cash corresponds to customer balances from certain jurisdictions where the regulation requires Codere Online to reserve cash equal to the amount the customer has in the virtual wallet. Based on the above and on its current level of operations, Codere Online believes that cash on hand and cash generated from operations will be adequate to meet its anticipated obligations under its contracts, borrowings requirements and working capital needs for the next twelve months. However, Codere Online cannot provide any assurance that this will be the case or that Codere Online will be commercially successful or achieve or sustain profitability in the future.

Codere Online had positive equity of €21.3 million as of December 31, 2023 (positive equity of €24.5 million as of December 31, 2022 and positive equity of €68.2 million as of December 31, 2021). The decrease in equity as of December 31, 2023 of €3.2 million compared to December 31, 2022 was primarily due to the net loss recorded for the year ended December 31, 2023. The decrease in equity as of December 31, 2022 of €43.7 million compared to December 31, 2021 was primarily due to the net loss recorded for the year ended December 31, 2022.

Codere Online had positive working capital amounting to €13.2 million as of December 31, 2023 (positive working capital amounting to €25.6 million as of December 31, 2022 and negative working capital of €73.1 million as of December 31, 2021). The decrease in working capital from December 31, 2022 to December 31, 2023 was primarily due to the net reduction of cash and cash equivalents resulting from the operating loss for the year ended December 31, 2023. The decrease in working capital from December 31, 2021 to December 31, 2022 was primarily due to the net reduction of cash and cash equivalents resulting from the operating loss for the year ended December 31, 2022. See Notes 7 and 9 to the Annual Financial Statements beginning on page F-31 and page F-33, respectively, for further information related to these proceeds.

Indebtedness

As of December 31, 2023, 2022 and 2021, Codere Online’s indebtedness primarily consisted of current financial liabilities in the form of borrowings with related parties and non-current financial liabilities in the form of warrants.

Codere Online’s borrowings, which amounted to €5.1 million as of December 31, 2023 (€4.2 million as of December 31, 2022 and €3.0 million as of December 31, 2021), consisted of €5.1 million of current borrowings (€4.2 million as of December 31, 2022 and €3.0 million as of December 31, 2021) and were related to short-term loans, mainly composed of debt with entities from the Codere Group. As of December 31, 2023, December 31, 2022 and December 31, 2021, there were no non-current borrowings.

Codere Online had the following intra-group current financial liabilities as of December 31, 2023, all of which were with entities of the Codere Group.

Related company	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	3,859	-	4,626
Codere Apuestas España S.L. (CAES)	-	2,011	-	2,221
Other retail companies	-	935	637	1,272
Other Latam retail companies	-	13	2,618	835
Codere Colombia, S.A.	-	612	325	425
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	717	1,517	291
Other	-	-	8	-
Total	-	8,147	5,105	9,670

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

During 2023 and 2022, Codere Online maintained its non-current debt with Codere Group entities at zero after the capitalization in 2021. Codere Online current borrowings with group entities amounted to €5,1 million at December 31, 2023, mainly due to the €2.6 million granted by Libros Foráneos, S.A. de C.V. AenP, the Mexican subsidiary of the Codere Group, followed by €1.5 million granted by ALTA/HIPA.

During 2022, Codere Online maintained its non-current debt with Codere Group entities at zero after the capitalization in 2021. Codere Online current borrowings with group entities amounted to €4.2 million at December 31, 2022, mainly due to the €3.2 million granted by Libros Foráneos, S.A. de C.V. AenP, the Mexican subsidiary of the Codere Group, followed by €0.7 million granted by ALTA/HIPA.

Cash Flows Summary

Presented below is a summary of Codere Online’s consolidated operating, investing and financing cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands of euros)	2023	2022	2021
Net cash provided by/(used in):
Operating activities	(11,580)	(42,357)	(5,667)
Investing activities	(245)	(164)	(83)
Financing activities	1,330	-	89,807
Effect of exchange rate on cash and cash equivalents	(2,035)	1,421	(50)
Net change in cash and cash equivalents	(12,530)	(41,100)	84,007

Cash Flows from Operating Activities

Net cash used in operating activities was €11.6 million for the year ended December 31, 2023 compared to net cash used in operating activities of €42.4 million for the year ended December 31, 2022. The change of approximately €30.8 million was primarily due to significant increase in our revenue in Spain and Mexico as a result of the increase in the number of customers and spend per customer, together with a lower level of marketing expenses.

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

Cash Flows from Investing Activities

Net cash used in investing activities was approximately €0.2 million, €0.2 million and €0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company did not make any significant investments in 2023, 2022 or 2021. Therefore, the cash outflows from investing activities remained stable.

Cash Flows from Financing Activities

Net cash used in financing activities was €1.3 million for the year ended December 31, 2023. Net cash provided by financing activities was nil for the year ended December 31, 2022.

Net cash provided by financing activities amounted to €89.8 million for the year ended December 31, 2021, and consisted primarily of the proceeds received from the consummation of the Business Combination, which amounted to €89.4 million.

Trade Receivables and Other Current Assets

Codere Online’s trade receivables and other current assets, which amounted to €13.6 million as of December 31, 2023, (€7.7 million as of December 31, 2022 and €5.9 million as of December 31, 2021), consisted primarily of receivables from the Codere Group companies, current tax asset related to value added tax (VAT), prepaid expenses and other receivables. Fluctuations in trade receivables and other current assets were mainly driven by changes in receivables from the Codere Group companies and in the current tax asset related to value added tax (VAT).

Trade Payables and Other Current Liabilities

Codere Online’s trade payables and other current liabilities, which amounted to €47.0 million as of December 31, 2023 (€38.5 million as of December 31, 2022 and €28.6 million as of December 31, 2021), consisted of trade payables, customer virtual wallets, accrued expenses and other current liabilities. Fluctuations in trade payables and other current liabilities are mainly driven by the growth of the business.

Contractual Obligations and Commitments

The following table summarizes Codere Online’s contractual obligations and other commitments for cash expenditures as of December 31, 2023, and the years in which these obligations were due:

	Payments Due by Period
(in thousands of euros)	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations:
Non-current borrowings	-	-	-	-
Current borrowings	5,105	5,105	-	-
Total	5,105	5,105	-	-

Off-Balance Sheet Arrangements

As of December 31, 2023, Codere Online did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C.	Research and development, patents and licenses, etc.

We expect that Codere Online will be making selective investments to support the development of its technology platform, as it believes its ability to grow its market position depends, in part, on technologies that allow for more efficient and effective CRM campaigns. These investments would be made either directly by Codere Online and/or indirectly through the Codere Group, which would recover the amount of such investments over a period of between three to five years through service fees as established in the New Platform and Technology Services Agreement.

Codere Online does not currently own any material registered intellectual property. Codere Online’s intellectual property portfolio consists substantially of licensed intellectual property, including the “Codere” trademarks licensed pursuant to the Relationship and License Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” In addition, pursuant to the Sponsorship and Services Agreement, Codere Online became the licensee of certain rights, marks, names, images, designations, anthems, photographs and brands set forth under the RM Sponsorship Agreement, as well as the licensee or assignee, as applicable, of new sponsorship rights under sponsorship agreements entered into by Codere Newco and certain of its affiliates as negotiated and agreed between SEJO and Codere Newco from time to time (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”). Furthermore, Codere Newco is the licensee of certain additional intellectual property under the New Platform and Technology Services Agreement, which agreement is described in Item 7.B. “Related Party Transactions—Material Agreements—Platform and Technology Services Agreement.” Codere Online also licenses certain third-party intellectual property (such as games) under licenses and service agreements with those third parties, including through agreements with gaming content creators and service providers. For more information, see Item 4.B. “Business Overview.”

Codere Online is required to obtain, renew and maintain licenses in order to conduct its operations. Certain of Codere Online’s licenses currently require that an operating retail presence be maintained (including, licenses in Mexico, Panama and Colombia). In addition, certain jurisdictions (such as Spain) require game-specific licenses in addition to a general license. For more details on the licenses Codere Online utilizes to operate its business, see Item 4.B. “Business Overview—Regulation Applicable to Codere Online’s Business.”

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

Actual results may differ from these estimates under different assumptions or conditions. Codere Online did not identify any critical accounting policies for the year ended December 31, 2023.

However, certain accounting estimates and assumptions involve a higher degree of judgment or complexity. For a description of the Codere Online’s accounting estimates applied in the preparation of the financial statements, see Note 3(l) – Use of estimates and judgements to the Annual Financial Statements beginning on page F-23.

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

Sensitivity analysis

The following table details the sensitivity of Codere Online’s consolidated statement of operations (net loss) for the year ended December 31, 2023 and carve-out income statements (net loss) for the years ended December 31, 2022 and 2021, and changes in equity for the years ended December 31, 2023, 2022 and 2021 to a 10% increase and decrease, as indicated below, in the euro against the relevant foreign currencies (Colombian peso (COP), Mexican peso (MXN), Israeli new shekel (ILS), British Pound Sterling (GBP), United States Dollar (USD) and Argentine peso (ARS)). The analysis assumes that all variables, in particular interest rates, remain constant.

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 30, 2023	Income statement	Equity	Income statement	Equity
COP/EUR	4,223.37	(218)	-	218	-
MXN/EUR	18.67	606	-	(606)	-
GBP/EUR	0.87	-	-	-	-
USD/EUR	1.11	495	-	(495)	-
ARS/EUR	893.34	192	-	(192)	-
ILS/EUR	4.01	12	-	(12)	-

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 30, 2022	Income statement	Equity	Income statement	Equity
COP/EUR	5,130.6	18	-	(18)	-
MXN/EUR	20.65	938	-	(938)	-
GBP/EUR	0.88	1	-	(1)	-
USD/EUR	1.07	4,224	-	(4,224)	-
ARS/EUR	188.96	273	-	(273)	-
ILS/EUR	3.75	51	-	(51)	-

(in thousands of euros)		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate as of December 31, 2021	Income statement	Equity	Income statement	Equity
COP/EUR	4,509.1	109	-	(109)	-
MXN/EUR	23.2	496	-	(496)	-
GBP/EUR	0.8	0	-	(0)	-
USD/EUR	1.1	8,592	-	(8,592)	-
ARS/EUR	116.3	173	-	(173)	-
ILS/EUR	3.5	55	-	(55)	-

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

As described in Note 3 to the Annual Financial Statements beginning on page F-15, Codere Online’s historical credit loss experience between Codere Group entities is nil. The expected credit loss is estimated based on external risk parameters that are publicly available, such as the probability of default (PD) of the Codere Group and a loss given at default (LGD) of 100%.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

As of the date of filing of this annual report, the Codere Online Board is composed of six directors:

Name	Age	Title
Gonzaga Higuero	53	Director and Chairman of the Codere Online Board
Moshe Edree	58	Director and Executive Vice Chairman of the Codere Online Board
Gabriel Sáenz de Buruaga	54	Director
Borja Fernández	51	Director
Laurent Teitgen	46	Director
Daniel Valdez	43	Director

Pursuant to the Nomination Agreement, Codere Newco has the right to propose for appointment five (5) directors, with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). One (1) or more of the Codere Newco Directors may be required by Codere Newco to qualify as a Luxembourg tax resident. After Codere Online’s annual meeting of shareholders held in June 2023, Sponsor no longer has the right to appoint any directors to the Codere Online Board.

Pursuant to the Nomination Agreement, Codere Newco will have the right, but not the obligation, to propose for appointment one (1) non-executive, non-independent director as an observer to the audit committee to be appointed by Codere Online’s Board, subject to compliance with Rule 10A-3 under the Exchange Act.

The term of office of each director will be for a maximum period of one (1) year until the annual general meeting of the shareholders of Codere Online, which is currently expected to be held in the second quarter of 2025 in each case beginning on the day of his/her appointment.

The following is a brief summary of the business experience of the current members of the Codere Online Board. Unless otherwise indicated, the business address for the members of the Codere Online Board is the same as its business address: 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Gonzaga Higuero. Mr. Higuero took on the position of CEO at Codere Group in July 2023 and currently serves as the Chairman of the Codere Online Board. Prior to this role, he held the position of CEO at HTG, Europe’s second-largest ambulance company, from 2018. HTG was owned by two PE firms and was subsequently acquired by another PE entity. Before his tenure at HTG, Mr. Higuero held various key positions within Prosegur, spanning the Security and Cash Management divisions. His roles included Managing Director for Europe (2008-2010), Managing Director for South America (2011-2014), and Managing Director for EMEA (2015-2018) at Prosegur Cash, contributing to its successful spin-off and IPO in 2017. Prior to his involvement with Prosegur, he spent five years at the Carrefour Group, where he held several positions in both the retail and online divisions. Mr. Higuero holds an MBA from IESE Business School in Barcelona, as well as a Law Degree and a business diploma from ICADE in Madrid.

Moshe Edree. Mr. Edree serves as the Executive Vice Chairman of the Codere Online Board and as the General Manager of SEJO. Mr. Edree was Codere Online’s Chief Executive Officer until March 1, 2023. Prior to that, Mr. Edree led Codere Group’s Digital Division since 2018, for which he planned and executed a reorganization process and took on responsibility for developing what today is Codere Online, including the Business Combination that eventually led to Codere Online being Nasdaq listed. Under his leadership, Codere Online increased its revenue every year, including in 2022 in its first full year as a public company. Prior to his involvement in Codere, Mr. Edree had various roles in his around two decades of experience in management and directorship in the online gaming space, in companies such as Ladbrokes, NetPlay TV PLC, Playtech and IMIntermedia Ltd, among others. Mr. Edree holds a Bachelor of Science from the Tel Aviv University and the Holon Institute of Technology in Israel, as well as a Bachelor of Arts from the Pratt University in New York, and a Master of Science in Project Management from the University of Bridgeport (Connecticut).

Gabriel Saénz de Buruaga. Mr. Saenz de Buruaga currently serves as a member of the Codere Online Board. Mr. Saenz de Buruaga is an experienced entrepreneur and digital strategist with a demonstrated history of launching successful projects across the entertainment, advertising and internet industry. Skilled in strategy, digital product development and management of global organizations. He is the Founder and current Co-Chief Executive Officer at Wink Transforming Through Digital and Co-Founder and Academic Board Member of ISDI, a business school. He has also served as Global Co-Chief Executive Officer and Global Chief Operating Officer at Havas Digital, Regional Manager for Spain, Italy and Portugal at Media Contacts as well as Founder and Co-Chief Executive Officer at Sonora. Mr. Saenz de Buruaga holds a Bachelor’s Degree in Business Administration from the Universidad del País Vasco and an MBA from IESE Business School.

Borja Fernández. Mr. Fernández serves as a member of the Codere Online Board and as Chairman of the Audit Committee. Mr. Fernández has more than 18 years of experience as Director in multiple boards and across different sectors as well as over 25 years of private equity, structured finance, capital markets (equity and debt) and corporate CFO experience. He currently serves as General Partner for Inveready Asset Management in Madrid, where he leads their Club Deal practice. Mr. Fernández holds a BA in Business Administration from Universidad Autónoma de Madrid, has attended executive development programs from INSEAD and IE Business School and speaks four languages.

Laurent Teitgen. Mr. Teitgen currently serves as a member of the Codere Online Board and its Audit Committe. Mr. Teitgen was the Head of the accounting department at Fiduciaire Jean-Marc Faber S.à r.l. from May 2009 to April 2024. Mr. Teitgen has also served as a member of the board of directors and as a member of the audit committee of the board of NeoGames S.A. from April 2017 to April 2024. Mr. Teitgen currently serves on the board of directors of Neston S.à r.l., Summit Luxco S.à r.l. and Summit Lux Finance S.à r.l. Mr. Teitgen also previously served on the Board of the Company from November 2021 to June 2024. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra). Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

Daniel Valdez. Mr. Valdez has served as a member of the Codere Online Board since the consummation of the Business Combination in 2021 except between August 2023 and April 2024 during which he was a Board observer. Mr. Valdez served as an independent director of the board of DD3 until the consummation of the Business Combination. He also served as a director and advisor for Betterware since December 2018, when his co-led special purpose vehicle, Promotora Forteza, S.A. de C.V., acquired a minority stake in the business. He is a Managing Partner of Alternative Investments and Portfolio Manager (Public Equities) for MG Capital. Mr. Valdez has also served as an independent member of investment committees for several public and private investment trusts. Prior to joining MG Capital, he held Senior Analyst positions at prominent hedge funds: Sigma Capital Management from 2012 to 2014; Eton Park Capital Management from 2011 to 2012; and Surveyor Capital (Citadel) from 2010 to 2011. Prior to joining Surveyor Capital, Mr. Valdez worked as an Investment Banking Associate for Morgan Stanley in New York from 2008 to 2010. While at Morgan Stanley, he joined the Technology, Media & Telecom group executing several initial equity offerings, mergers and acquisitions, and debt offerings transactions. Mr. Valdez earned an MBA from the Harvard Business School and a Bachelor of Science from Stanford University.

Code of Ethics

See Item 16B “Code of Ethics.”

Senior Management

As of the date of filing of this annual report, the following persons serve as senior officers of Codere Online:

Name	Age	Title
Aviv Sher(1)	45	Chief Executive Officer
Oscar Iglesias	50	Chief Financial Officer
Amalia López	47	Chief Accounting Officer
Alberto Telias	42	Chief Marketing Officer
Yaiza Rodríguez	39	General Counsel
Deborah Guivisdalsky	45	Chief Operating Officer
Matan Shemesh	45	Chief of Growth and Strategy

(1)	Former Chief Operating Officer Mr. Sher replaced Mr. Edree as the Chief Executive Officer of Codere Online effective March 1, 2023.

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

Oscar Iglesias. Mr. Iglesias serves as the Chief Financial Officer of Codere Online. Mr. Iglesias also served on its Board from December 2021 through June 2023. Prior to that, Mr. Iglesias served since 2015 as Deputy CFO of Codere Group and, since 2017, as Director of Corporate Development. Mr. Iglesias has served as officer and as a member of the board of directors of multiple subsidiaries of the Codere Group and continues to serve as a member of the board of directors of CCJV S.A.P.I. de C.V. and HR Mexico City Project Co. S.A.P.I. de C.V., two subsidiaries of the Codere Group. His previous experience includes CFO and Head of Corporate Development for Franklyn Hotels & Resorts (Barcelona), principal with the private equity group WL Ross & Co. LLC (New York), and roles within the investment banking and equity research departments of Bear, Stearns & Co. Inc. (New York). Mr. Iglesias graduated from the McIntire School of Commerce at the University of Virginia and has an MBA from Columbia Business School. Oscar is a citizen of both the United States and Spain.

Amalia López. Ms. López currently serves as Chief Accounting Officer (CAO) at Codere Online, a role she assumed in July 2023 after more than 15 years of diverse experience at Codere Group. Before joining Codere Online, she was the Head of Controlling in the Finance Department at Codere Group, overseeing a comprehensive portfolio of operations across multiple countries. During this time, she played a crucial role in the multiple financial restructuring processes Codere Group carried out, while also leading several productivity initiatives and cost-reduction strategies. Earlier in her career, she was a key collaborator in Codere Group Spain’s retail operations before serving in the office of the Chairman. She holds a Bachelor’s degree in Law and Business Administration from Comillas Pontifical University in Madrid.

Alberto Telias. Mr. Telias serves as the Chief Marketing Officer of Codere Online. Mr. Telias has been with Codere Group since 2018, first as Acquisition Marketing Manager and, since 2020, as digital Chief Marketing Officer. Mr. Telias served as Head of Paid Social for the Stars Group from 2016 working with the brand PokerStars in all of the regions where they had operations and introducing the new brands of the group PokerStars Casino and BetStars to the regulated markets. In 2010, he joined William Hill as an account manager to take responsibility of the media on the new license acquired by the company in Spain and after three years working on positioning the brand in the Spanish market he moved to take responsibility of the new channel of communication of such company, Paid Social, for all of the countries where it operated. In 2008, he earned a Bachelor of Business and Administration with mention in Marketing at Universidad Nacional Andres Bello.

Yaiza Rodriguez. Ms. Rodriguez serves as the General Counsel of Codere Online, Secretary of its Board of Directors and Audit Committee and member of its Compliance Committee. Ms. Rodríguez has been a member of the corporate legal department of Codere Group since 2016, focusing on M&A, corporate finance and restructuring matters. Her previous experience includes working as an M&A and corporate finance attorney in Herbert Smith Freehills and Cuatrecasas. Ms. Rodríguez has an L.L.B. in English Law and European Legal Studies from the University of Reading, an LL.M. in Business Law from Instituto de Empresa and is admitted to the New York Bar, qualified as a Solicitor in England & Wales and qualified as a Spanish attorney.

Deborah Guivisdalsky. Ms. Guivisdalsky currently serves as Chief Operating Officer of Codere Online. Prior to that she served as Head of CRM/VIP. Prior to that she was Codere Group’s Malta site manager, where she was responsible for the opening of the offices in Malta and the establishment of the different teams and departments. Ms. Guivisdalsky currently oversees all the day-to-day operations across the different teams such as Fraud, Payments, VIP and CRM. Previously, Ms. Guivisdalsky worked at Ladbrokes as Head of VIP in Gibraltar where she created and managed a team of 60 members. Previously, Ms. Guivisdalsky was Head of Casino at Xwise, where she helped to build the teams and managed employees directly under her responsibility. Ms. Guivisdalsky was also in charge of the operations handling for VIP, CRM and Customer Support as part as her tasks for over seven years.

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

Compensation of Directors and Senior Management

Director Compensation

Luxembourg law does not provide for limitations with respect to the aggregate annual compensation paid to the members of Codere Online Board; such compensation should however be consistent with Codere Online’s compensation policy.

Gabriel Sáenz de Buruaga, Laurent Teitgen and Borja Fernández (the “Remunerated Directors”) receive compensation for serving on the Codere Online Board. None of the other three (3) directors receive compensation from Codere Online for serving on the Codere Online Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

The general meeting of the shareholders of Codere Online is responsible for determining the remuneration of Codere Online directors. On November 26 and November 29, 2021, the sole shareholder of Codere Online approved the annual remuneration of the Remunerated Directors for their service on the Codere Online Board. In its general meeting held on June 24, 2024, shareholders approved the authorisation of the payment of a maximum amount of up to EUR 500,000 (excluding VAT) per annum by Codere Online as aggregate remuneration to the Directors for the performance of their respective mandates for Codere Online until the 2025 annual general meeting of the shareholders.

Executive Compensation

Decisions with respect to the compensation of certain members of Codere Online’s senior management are made by the Codere Online Board.

Aggregate Compensation of Directors and Senior Management

For the year ended December 31, 2023, the aggregate base compensation paid by Codere Online to the group of individuals serving as members of the senior management team of Codere Online was approximately €1.3 million. Certain members of this group also serve as Directors of the Codere Online Board but receive no compensation in that capacity. This amount does not include de-minimis benefits including, but not limited to, relocation travel, professional and business expenses and benefits in kind reimbursed or paid by Codere Online. The amount also does not include up to €0.7 million in variable compensation that may be paid for the year ended December 31, 2023 by Codere Online to certain individuals who served as officers of Codere Online during the year ended December 31, 2023

For the year ended December 31, 2023, the aggregate compensation paid by Codere Online to the Remunerated Directors amounted to approximately €343 thousand. None of the other members of the Codere Online Board (including certain members of the senior management team of Codere Online who served as members of the Codere Online Board during the year ended December 31, 2023) were entitled to compensation from Codere Online for serving on the Codere Online Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

Except as disclosed above, as of the date of this annual report, none of the members of the Codere Online Board or the senior management team of Codere Online have received any other compensation, benefits in kind or pension, retirement or similar benefits from Codere Online for the year ended December 31, 2023.

Incentive Plan

On February 2, 2022, the Codere Online Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Codere Online Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and Codere Online Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of Codere Online and the Remunerated Directors and may include certain employees and independent contractors providing services to Codere Online. The beneficiaries are proposed by the Chief Executive Officer of Codere Online and approved by the Codere Online Board from time to time. Upon approval by the Codere Online Board, such beneficiaries received an invitation letter to participate in the LTIP. Beneficiaries were required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP is based on the beneficiary’s expected role, responsibilities and contribution to the business of Codere Online, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Codere Online’s equity value. The share options have an exercise price of $10.00 per Ordinary Share, subject to certain anti-dilution protections, and are exercisable at the option of the beneficiary on a cash or cashless basis (subject to Codere Online’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and are not be transferable by the beneficiary at any time. The restricted shares may also be net cash settled by Codere Online to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023. The deferred payments will be paid at Codere Online’s option in cash or Ordinary Shares, will be calculated based on the operating and financial performance of Codere Online and will be payable after the end of the vesting period of the LTIP, subject to certain exceptions and acceleration events.

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares is limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Codere Online Shareholders. Such limit will be increased by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

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

In 2023, 194,804 restricted shares and 206,448 share options vested under the LTIP. In 2024, 196,150 restricted shares and 200,783 share options vested under the LTIP. In 2025, Codere Online issued 149,639 shares (46,511 less than the total number of vested restricted shares in 2024 as a result of the exercise of the cash settlement option by certain LTIP participants to cover withholding taxes), therefore increasing to 45,640,814 the number of issued and outstanding Ordinary Shares.

C.	Board Practices

Corporate Governance

Notable features of the corporate governance of Codere Online include:

●	Codere Online’s independent directors meet as needed in executive sessions without the presence of its executive directors or non-independent directors;

●	the audit committee of the Codere Online Board is composed of independent directors (see Item 6.A. “Directors and Senior Management” for more information on the composition of the Codere Online Board);

●	at least one of Codere Online’s directors qualify as an “audit committee financial expert” as defined by the SEC and serves on the audit committee; and

●	Codere Online has implemented a range of other corporate governance best practices, including a compliance committee that formally reports to the Codere Online Board, in furtherance of the alignment of Codere Online’s interests with those of Codere Online Shareholders.

Non-Classified Board of Directors

In accordance with Codere Online’s articles of association, the Codere Online Board is not divided into classes of directors, but the Codere Online Shareholders may decide to appoint directors of two different classes, namely the class A directors and the class B directors.

Independence of our Board of Directors

A majority of the Codere Online Board members are independent directors and the Codere Online Board has an independent audit committee and an independent compliance committee. See Item 6.A. “Directors and Senior Management” for more information on the composition of the Codere Online Board.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Codere Online is permitted to follow, and does follow, home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. Codere Online intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

As indicated above, as a foreign private issuer Codere Online is permitted to comply with Luxembourg corporate governance practices instead of certain corporate governance rules of Nasdaq, provided that Codere Online notifies Nasdaq and discloses which requirements it is not following and the equivalent requirement in Luxembourg. Codere Online relies on the foreign private issuer exemption with respect to certain of Nasdaq’s corporate governance standards, including opting to not establish a compensation committee or a nominating and corporate governance committee, which is not required under Luxembourg law. See Item 16G “Corporate Governance” for a description of certain Nasdaq corporate governance standards that Codere Online does not follow and a brief description of the home country practice followed in lieu of these corporate governance requirements. In addition, Codere Online may decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the additional corporate governance rules applicable from time to time to U.S. domestic companies in the future.

Because Codere Online is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company

For purposes of the rules of the Nasdaq, Codere Online is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 65.7% of the outstanding Ordinary Shares as of March 31, 2025. Accordingly, Codere Online is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Chief Executive Officer Agreement

Codere Online’s Chief Executive Officer, Aviv Sher, entered into an employment agreement with Codere Israel Marketing Support Services LTD, effective as of March 1, 2023, including the following main terms and conditions:

-	A gross annual fixed salary of ILS 803,000.

-	A variable compensation, subject to the achievement of certain objectives, of up to 50% of his gross annual fixed salary.

-	A 6 months’ notice period for either party to terminate the agreement.

-	12-month non-compete and 24-month non-solicitation obligations.

-	A compensation for the non-compete / non-solicitation obligations equivalent to a year’s salary (i.e. ILS 803,000). Aviv Sher would have an obligation to return such compensation upon breach of both the non-compete and non-solicitation obligations (plus damages, where applicable).

-	Subject to certain conditions, Codere Online’s Board has the right to waive the non-compete / non-solicitation obligations which would exempt Codere Online from the obligation to pay Aviv Sher the non-compete compensation.

The above summary is qualified in its entirety to the full text of the CEO Employment Agreement, which is filed as an exhibit to this annual report.

Audit Committee

The audit committee of the Codere Online Board consists of Borja Fernández, Laurent Teitgen and Daniel Valdez. Mr. Fernandez serves as the Chairman of the audit committee. All three members of the audit committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq, in each case applicable to foreign private issuers. Mr. Fernandez and Mr. Valdez are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee charter is accessible through Codere Online’s corporate website. The reference to Codere Online’s website address in this annual report does not include or incorporate by reference the information on Codere Online’s website into this annual report.

Codere Online’s audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing Codere Online’s independent registered public accounting firm;

●	discussing with Codere Online’s independent registered public accounting firm their independence from management;

●	reviewing, with Codere Online’s independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by Codere Online’s independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and Codere Online’s independent registered public accounting firm the annual financial statements that Codere Online files with the SEC;

●	overseeing Codere Online’s financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing Codere Online’s policies on risk assessment and risk management, including matters related to Codere Online’s cybersecurity protection policy and procedures;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Risk Oversight

The Codere Online Board is responsible for overseeing Codere Online’s risk management process. The Codere Online Board focuses on Codere Online’s general risk management strategy, the most significant risks facing Codere Online, and oversees the implementation of risk mitigation strategies by management. Codere Online’s audit committee is responsible for discussing Codere Online’s policies in particular with respect to financial and accounting risk assessment and risk management.

D.	Employees

As of December 31, 2024, and December 31, 2023, Codere Online had approximately 325 and 297 employees, respectively, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina and Israel, most of whom are full-time, direct employees of Codere Online. Operations are primarily run by employees at central service centers in Spain and Israel. Codere Online has in the past and may in the future rely on non-employee independent contractors in the ordinary course to carry out its business. None of Codere Online’s employees are represented by a labor organization. Only in Spain our employees are subject to statutory collective bargaining arrangements.

E.	Share Ownership

For information on the beneficial ownership of Ordinary Shares and Codere Online Warrants of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information on the LTIP, see Item 6.B. “Compensation.”

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of March 31, 2024, except as set forth below, by:

●	each person known to beneficially own more than 5% of the issued and outstanding Ordinary Shares and the Ordinary Shares on a fully diluted basis;

●	each of the members of the Codere Online Board and the senior management team; and

●	all of the members of the Codere Online Board and the senior management team as a group.

The beneficial ownership of Ordinary Shares of Codere Online is based on (i) 45,640,814 Ordinary Shares issued and outstanding as of March 31, 2025 and (ii) 52,075,814 Ordinary Shares on a fully diluted basis (includes 45,640,814 Ordinary Shares issued and outstanding as of March 31, 2025 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Codere Online Warrants).

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are exercisable or exercisable within sixty (60) days. Codere Online Warrants may be exercised during the period that commenced on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (i) the date that is five (5) years after the Closing Date, (ii) the liquidation of Codere Online, and (iii) the redemption date as provided in Section 6.2 of the Original Warrant Agreement.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our Ordinary Shares beneficially owned by them.

	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Issued and Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned(3)	Percentage of Ordinary Shares on a Fully Diluted Basis(4)
5% Holders:
Codere Newco, S.A.U.(5)	30,000,000	65.7%	30,000,000	57.6%
BAMCO, Inc.(6)	3,824,160	8.4%	3,824,160	7.3%

Directors and Senior Managers:
Gabriel Saenz de Buruaga	-	*	-	*
Moshe Edree	148,430	*	148,430	*
Borja Fernández	18,770	*	18,770	*
Laurent Teitgen	-	-	-	-
Daniel Valdez(7)	25,000	*	25,000	*
Gonzaga Higuero	-	-	-	-
Oscar Iglesias	103,377	*	103,377	*
Aviv Sher	17,892	*	17,892	*
Alberto Telias	10,310	*	10,310	*
Yaiza Rodríguez	11,259	*	11,259	*
Deborah Guivisdalsky	6,827	*	6,827	*
Matan Shemesh	13,734	*	13,734	*
Amalia Lopez	6,559	*	6,559	*
All Directors and Senior Managers as a Group	362,158	*	362,158	* %

*	Less than one percent.

(1)	Excludes Ordinary Shares underlying Codere Online Warrants.
(2)	Percentage based on 45,640,814 Ordinary Shares issued and outstanding as of March 31, 2025.
(3)	Includes Ordinary Shares underlying Codere Online Warrants.
(4)	Percentage based on 52,075,814 Ordinary Shares on a fully diluted basis (which includes 45,640,814 Ordinary Shares issued and outstanding as of March 31, 2025 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Codere Online Warrants).
(5)	Consists of 30,000 Ordinary Shares issued to Codere Newco on June 4, 2021 in connection with Codere Online’s incorporation and 29,970,000 Ordinary Shares issued to Codere Newco in connection with the Exchange. The address for Codere Newco is Avenida de Bruselas 26, 28108, Alcobendas, Madrid, Spain.
(6)	Based on information reported on a Schedule 13G filed on February 14, 2024, BAMCO, Inc. (“BAMCO”), Ronald Baron and Baron Capital Group, Inc. (“BCG”) have shared voting and dispositive power over 3,824,160 Ordinary Shares and Baron Capital Management, Inc. (“BCM”) does not have shared voting or dispositive power over any Ordinary Shares. The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares in their accounts. To the best of BAMCO, Ronald Baron, BCG and BCM’s knowledge, no such person has such interest relating to more than 5% of the Ordinary Shares. BAMCO and BCM are subsidiaries of BCG. Ronald Baron owns a controlling interest in BCG. The respective addresses of BAMCO, Ronald Baron, BCG and BCM is 767 Fifth Avenue, 49th floor, New York.
(7)	Consists of 25,000 Ordinary Shares held directly by Valhala Limited Partnership. Daniel Valdez is a limited partner of Valhala Limited Partnership, holds 99.9% of Valhala Limited Partnership and exercises voting and dispositive power of the Ordinary Shares held by Valhala Limited Partnership.

B.	Related Party Transactions

For a description of certain agreements with related parties entered into in connection with the Business Combination, see Item 10.C. “Material Contracts.”

Restructuring and Exchange

In accordance with the Business Combination Agreement, the Codere Group underwent a corporate restructuring pursuant to which, subject to certain exceptions, the entities and/or businesses of the Codere Group that form the Codere Online Business were transferred to Codere Online prior to the consummation of the Business Combination. This transfer was performed in two steps:

(i)	Restructuring. In this first step, except as indicated below, the relevant entities and/or businesses that form the Codere Online Business that were not direct or indirect subsidiaries or businesses of SEJO as of the date of the Business Combination Agreement were transferred to SEJO. In Spain and Italy, CDON and Codere Scommese S.r.l., respectively, were transferred to, and became wholly-owned subsidiaries of, SEJO, which became in turn a subsidiary of Codere Online upon consummation of the Exchange. In accordance with the Business Combination Agreement, as the planned corporate restructuring could not be consummated by October 1, 2021 with respect to Colombia, Panama and the City of Buenos Aires (Argentina), respectively, Restructuring Agreements were entered into on November 15, 2021 (except for the agreement that Codere Online Panama and ALTA entered into on December 1, 2021) between the relevant Codere Group entity holding the online license and a Codere Online entity. Such Restructuring Agreements generally govern the terms and conditions of, among other things, the assignment by the relevant Codere Group entity of assets, contracts, employees and permits, as applicable, necessary for the operation of the online gaming business by the Codere Online entity in Colombia, Panama and the City of Buenos Aires (Argentina), respectively, subject to the required authorizations. See “—Material Agreements—Restructuring Agreements.” In addition, in Mexico, Codere Online operates under an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO (the entity which holds the LIFO License) as asociante, and SEJO as asociado, pursuant to which SEJO has the right to receive 99.99% of any distributed profits (see “—AenP Agreement”).

(ii)	Exchange. In the second step, SEJO was transferred to Codere Online.

Related-Party Loans and Liabilities

Codere Online had the following intra-group current financial liabilities as of December 31, 2023, all of which were with entities of the Codere Group and members of the Codere Online Board.

Related party	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	3,859	-	4,626
Codere Apuestas España S.L. (CAES)	-	2,011	-	2,221
Other retail companies	-	935	637	1,272
Other Latam retail companies	-	13	2,618	835
Codere Colombia, S.A.	-	612	325	425
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	717	1,517	291
Other	-	-	8	-
Total	-	8,147	5,105	9,670

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

Pursuant to the Relationship and License Agreement, Codere Newco granted to SEJO, subject to certain limitations and exemptions, an exclusive, sublicenseable and non-transferable license and authority to use certain trademarks (including logos and designs) listed in Schedule A to the Relationship and License Agreement (the “Licensed Marks”) in connection with the operation of Codere Online’s online gaming business in any jurisdiction in which (i) any member of the Codere Online group conducts the online casino gaming and online sports betting business from time to time, (ii) the governing body of Codere Online has expressly decided to expand the online casino gaming and online sports betting business, or (iii) Codere Online has taken actual formal steps towards obtaining the required permits to conduct the online casino gaming and online sports betting business in such jurisdiction (collectively, the “Territory,” which, as of the date of the Relationship and License Agreement, included Spain, Italy, Mexico, Brazil, United States of America, Colombia, Panama, Argentina, Malta and Israel). SEJO may sublicense the Licensed Marks to any member of the Codere Online group. In addition to the Licensed Marks, Codere Newco assigned all of its rights, title and interest in and to certain domain names to SEJO.

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

However, the Relationship and License Agreement provides that Codere Newco may submit a written authorization request to the board of SEJO (which shall refer the request to the Codere Online Board) regarding any of the foregoing restricted actions or activities that Codere Newco or any of its subsidiaries proposes to take in a jurisdiction that is outside the Territory. Any such actions or activities shall be deemed consented to if SEJO does not inform Codere Newco of a determination within 60 business days following receipt of Codere Newco’s request or if, after rejecting Codere Newco’s request, SEJO fails to consummate or materially undertake such actions or activities within six (6) months of Codere Online Board’s determination.

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

The Relationship and License Agreement shall be in effect for an indefinite term, unless terminated by either party. Either SEJO or Codere Newco may terminate the Relationship and License Agreement if the other party defaults in the performance or observance of a material term and such default continues uncured or unremedied for a period of 90 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Relationship and License Agreement upon the occurrence of a change of control (described as the direct or indirect acquisition of the beneficial ownership of more than 50% of the share capital of Codere Online or SEJO by a non-affiliated third party or by a group of non-affiliated third parties acting in concert) or a sale of substantially all of the assets of Codere Online on a consolidated basis to a non-affiliated third party or by a group of non-affiliated third parties acting in concert, provided that such termination shall be effective on the date which is two (2) years after the date of the written notice. For the avoidance of doubt, neither Codere Online, nor Codere Newco nor one or more of Codere Newco’s future or current affiliates, successors, assigns or any entity acquiring all of the assets and/or business of Codere Newco shall be deemed to be non-affiliated parties for the purposes of the application of such change of control clauses. For the further avoidance of doubt, Codere Newco’s mere failure to control or own, directly or indirectly, a majority of the share capital of Codere Online or SEJO shall not result in a change of control (unless a non-affiliated third party or a group or non-affiliated third parties acting in concern acquire in one or a series of related transactions or otherwise become the beneficial owner of more than 50% of the share capital of Codere Online or SEJO). SEJO may also terminate the Relationship and License Agreement at any time, upon written notice to Codere Newco, provided that such termination shall be effective on the date which is 90 days after the date of the written notice.

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

Sponsorship and Services Agreement

SEJO and Codere Newco entered into a sponsorship and services agreement dated June 21, 2021 (the “Sponsorship and Services Agreement”) that became effective as of the Merger Effective Time, as amended from time to time.

Pursuant to the Sponsorship and Services Agreement, Codere Newco granted to SEJO, subject to certain limitations and exemptions (including Codere Newco’s right to engage in any permitted activity under the Relationship and License Agreement), an exclusive and non-transferable license and authority to use any and all marks, names, images, designations, anthems, photographs and brands set forth in, or incorporated in the future into, the RM Sponsorship Agreement, within the Territory (subject to any further geographic limitations set forth in the RM Sponsorship Agreement) in connection with the operation of Codere Online’s online business. On October 7, 2021, the RM Sponsorship Agreement was amended to, among other things: (i) extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026, with either party having a right to terminate the agreement at the end of the 2022-2023 football season; (ii) amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic; (iii) amend certain marketing terms; (iv) amend the economic terms, and (v) provide that Codere Newco shall continue to have a right to terminate the RM Sponsorship Agreement if any legislation is passed in the Territory which restricts marketing and advertising of online gaming and which would impact any or all marketing or advertising rights granted to Codere Newco under the RM Sponsorship Agreement. SEJO and Codere Newco also agreed to negotiate in good faith and agree on the terms and conditions of a license and authority to use any and all of Codere Newco’s other rights that are licensable under the RM Sponsorship Agreement, from time to time, by Codere Newco to SEJO within the Territory. SEJO and Codere Newco also agreed to negotiate in good faith and agree on the terms and conditions of the assignment or license of any new sponsorship rights under any sponsorship agreements entered into by Codere Newco and certain of its affiliates and subsidiaries from time to time after the Merger Effective Time (together with the foregoing rights licensed under the RM Sponsorship Agreement, the “Sponsorship Rights”). SEJO may sublicense the Sponsorship Rights to any member of the Codere Online group. Two of such new sponsorships rights have been sublicensed since the Merger Effective Time for: (i) The 2022 Formula 1 Mexico City Grand Prix, held on October 28 to 30th, 2022, entered into between SEJO and Newco on October 27, 2022; and (ii) effective as of May 3, 2023, the exclusive right to benefit from the sponsorship rights under the River Plate sponsorship agreement entered into between Iberargen, S.A. (a Codere Newco subsidiary) and Club Atlético River Plate, A.C. signed on July 2, 2021 and with termination date on July 31, 2025.

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

Subject to certain terms and conditions, SEJO is entitled to request an amendment of the scope of the Services, including by discontinuing certain Services, reducing the number of Services recipients or the nature or description of the Services or otherwise, provided, however, that, SEJO may not increase the scope of the Services without Codere Newco’s prior written consent; and provided further, however, that prior to such modification, SEJO and Codere Newco shall agree in writing to any modification of the Services fees resulting from such change in scope, and ii) only since January 1, 2024, that the terms and conditions of such discontinuation must be agreed by both parties. Discontinuation of any Services by SEJO is subject to payment to Codere Newco of any costs incurred by Codere Newco directly linked to the discontinuation of any Services, including but not limited to severance payments, third party break-up fees and third party fees related to the Services being discontinued (“Discontinuation Costs”).

As consideration for the provision of the Services, for the period from the Merger Effective Time until December 31, 2022 (the “Reset Date”), SEJO agreed to pay to Codere Newco on a quarterly basis a cash amount in euro equal to 0.75% of all gross amounts wagered of SEJO together with its subsidiaries, less player wins, player bonuses, and promotional bets. Following the Reset Date, the Sponsorship and Services Agreement states that Codere Newco and SEJO shall negotiate and agree in good faith on the fee payable by SEJO for the next-succeeding calendar year as consideration for the provision of the Services during such calendar year. In the event that Codere Newco and SEJO are unable to agree on the applicable fees by the time of the Reset Date or an anniversary thereof, the then-applicable fees shall remain in effect and either Codere Newco or SEJO may terminate the Sponsorship and Services Agreement by providing written notice to the other party within three (3) months of such Reset Date (or anniversary thereof, as applicable), provided that such termination shall not be effective earlier than the date that is three (3) months after such written notice is provided by the terminating party to the other party.

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

The initial term of the Sponsorship and Services Agreement is five (5) years from the Merger Effective Time, subject to one (1)-year automatic extensions unless terminated by either party by providing 90 days’ written notice prior to the expiration of the initial term or such extended term. Either SEJO or Codere Newco may terminate the Sponsorship and Services Agreement if the other party defaults in the performance or observance of a material term and such default continues uncured or unremedied for a period of 90 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Sponsorship and Services Agreement upon the occurrence of a change of control (described as the direct or indirect acquisition of the beneficial ownership of more than 50% of the share capital of Codere Online or SEJO by a non-affiliated third party or by a group of non-affiliated third parties acting in concert) or a sale of substantially all of the assets of Codere Online on a consolidated basis to a non-affiliated third party or by a group of non-affiliated third parties acting in concert, provided that such termination shall be effective on the date which is one (1) year after the date of the written notice. For the avoidance of doubt, neither Codere Online, nor Codere Newco nor one or more of Codere Newco’s future or current affiliates, successors, assigns or any entity acquiring all of the assets and/or business of Codere Newco shall be deemed to be non-affiliated parties for the purposes of the application of such change of control clauses. For the further avoidance of doubt, Codere Newco’s mere failure to control or own, directly or indirectly, a majority of the share capital of Codere Online or SEJO shall not result in a change of control (unless a non-affiliated third party or a group or non-affiliated third parties acting in concern acquire in one or a series of related transactions or otherwise become the beneficial owner of more than 50% of the share capital of Codere Online or SEJO). Either SEJO or Codere Newco may also terminate the Sponsorship and Services Agreement in the event that Codere Newco and SEJO are unable to agree on the applicable fees by the time of the Reset Date or an anniversary thereof, as described above. SEJO may also terminate the Relationship and License Agreement at any time, upon written notice to Codere Newco, which termination shall be effective on the date which is 90 days after the date of the written notice and shall be subject to the payment of any Discontinuation Costs to Codere Newco.

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

Platform and Technology Services Agreement

Codere Newco, Codere Apuestas España S.L.U. and OMSE entered into a platform and technology services agreement effective January 1, 2021 (the “Original Platform and Technology Services Agreement”), for the provision of platform and technology services by Codere Newco and Codere Apuestas España S.L.U. (collectively, the “Providers”) to OMSE’s online casino and online sports betting business.

The services under the Original Platform and Technology Services Agreement included personnel, customer support, internal trading personnel, technical assistance and technology, IT operations, security and cybersecurity, systems, communications, equipment, software licenses, trading and other services or development projects that may be requested by Codere Online (collectively, the “Platform Services”). The parties agreed on an annual basis the type, nature, timetable, specifications, parameters or terms and conditions of services to be provided by the Providers in the next-succeeding calendar year, provided that OMSE may, at any time, amend the scope of the Platform Services, including by discontinuing the provision of certain Platform Services, by providing prior notice to the Providers. The Platform Services were provided by the Providers on an exclusive basis, subject to certain limitations and exemptions.

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

The Original Platform and Technology Services Agreement contained representations and warranties of the Providers and OMSE, including in connection with the parties’ authority to enter into the agreement; non-violation of other agreements, laws and permits; absence of required authorizations, consents or approvals and validity and legality of the agreement. The Original Platform and Technology Services Agreement also contained representations and warranties of the Providers in connection with the provision of the Platform Services.

The Original Platform and Technology Services Agreement contained indemnification provisions subject to specified limitations. The Providers’ aggregate liability in connection with the Original Platform and Technology Services Agreement is capped at the aggregate amount of fees paid by OMSE to the Providers in the preceding nine (9) months.

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

The Original Platform and Technology Services Agreement is governed by Spanish law.

Effective as of December 31, 2022, the parties terminated the Original Platform and Technology Services Agreement and the Providers, SEJO and CDON entered into a new agreement, which contained substantially the same terms as the Original Platform and Technology Services Agreement (the “New Platform and Technology Services Agreement”), effective as of January 1, 2023. The material terms of the New Platform and Technology Services Agreement are consistent with those of the Original Platform and Technology Services Agreement, except that:

●	Provider shall provide the services to CDON within the Spanish territory and to SEJO within the Latam territories (as defined therein) including, but not limited to, Mexico, Colombia, Panama and Ciudad de Buenos Aires and Mendoza Province (Argentina).

●	The parties agree on a new updated estimated annual budget for 2024 and the respective caps over the budgeted amounts that shall operate over each of the services.

●	A Disputes Resolution Committee is established to discuss and resolve any alleged breach of warranties or undertakings under the New Platform and Technology Agreement.

●	The New Platform and Technology Services Agreement has an initial term from January 1, 2023 until May 17, 2029, automatically renewable for 12-month periods unless either Party provides 90 day’s written notice.

●	The New Platform and Technology Services Agreement may be terminated by Codere Online, at any time and for any reason, with 6 month’s written notice to the Providers, which may only be sent after January 1, 2026.

The foregoing description of the New Platform and Technology Services Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the New Platform and Technology Services Agreement, as amended, which has been filed as an exhibit to this annual report.

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

The AenP Agreement includes certain mutual indemnities among the parties and their respective affiliates and is subject to Mexican law, including an indemnity granted by LIFO to SEJO and its affiliates for any losses incurred by SEJO and/or its affiliates in the event that any LIFO or Codere Group creditors (including any regulatory authority) initiate legal proceedings to access or seize any assets deposited in the LIFO AenP account(s), notwithstanding that such indemnity is limited to the loss actually suffered by SEJO and/or its affiliates. In the event that, for any reason, a procedure for cancellation or revocation of the LIFO License is initiated, LIFO shall make its best efforts to have another Mexican entity within the Codere Group grant SEJO the right to operate under a permit in accordance with the terms of the AenP but pursuant to the terms of such permit.

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

In August 2023, LIFO granted broad powers of attorney to certain members of Codere Online’s management and the parties amended the AenP Agreement (effective as of August 2, 2023) to include the following indemnities granted by SEJO to LIFO:

●	For any losses suffered by LIFO as a result of contracts authorized in writing by an employee or authorized representative of SEJO, in accordance with SEJO’s internal protocols, which LIFO signs in the future or has signed in the past with third parties, and which have, as their purpose, the operation and management of the online business, as defined in the AenP Agreement, regardless of who has signed the contract.

●	For any losses (including any sanctions from the regulator or other competent administrations) suffered by LIFO i) for actions LIFO has taken following SEJO’s instructions, or; ii) for omission of any formalities or duties that should be complied with in connection with the online business, including the potential loss of any license to operate the online business, save for those obligations for which LIFO is responsible under the AenP Agreement or under applicable law.

●	To indemnify the directors and officers of LIFO, for omissions of formalities or duties that are required to be performed in connection with the online business, except for those for which LIFO is responsible under the AenP Agreement or under applicable law, and, in both cases, excluding from such indemnity those acts or omissions committed with intent or fraud. In addition, SEJO undertakes to use its best efforts to obtain insurance or amend its current insurance policy so that the directors and officers of LIFO are covered against any litigation, claim or liability in which they may be involved in connection with the online business (except in cases of wilful misconduct or fraud).

Additionally, SEJO shall bear the costs and pay any reasonable expenses for any legal proceeding, whether administrative, judicial, tax or extrajudicial, brought or commenced against LIFO by any third party (including, without limitation, any individuals or legal entities or any administrative or governmental authority, whether Mexican or foreign) with respect to any of the aforementioned indemnities granted by SEJO.

The indemnification obligations described herein shall survive the termination of the AenP Agreement for the longest period permitted by applicable law.

The foregoing description of the AenP Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the AenP Agreement and applicable amendments, which have been filed as exhibits to this annual report.

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

The Internal Affiliate Program Master Agreement is governed by Spanish law.

Effective on June 30, 2023, the parties entered into an amendment to the Internal Affiliate Program Master Agreement amending the in-store processing fee and including a new balance transfer fee in Spain, the eligibility conditions of certain customers under the agreement and to agree on a catch-up payment of approximately €180,000 from SEJO to Codere Newco, payable in six equal monthly instalments, pursuant to the retroactive application of said eligibility conditions.

The foregoing description of the Internal Affiliate Program Master Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Internal Affiliate Program Master Agreement and applicable amendments, which have been filed as exhibits to this annual report.

Restructuring Agreements

Argentina Restructuring Agreement

On November 15, 2021, Iberargen, S.A. a subsidiary of the Codere Group, and SEJO, a subsidiary of Codere Online, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Iberargen, S.A. and SEJO initially retaining 5% and 95% stakes, respectively; Iberargen, S.A. agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License; (ii) Iberargen, S.A. undertook to take any required action to facilitate the approval, by LOTBA, of the transfer of the Buenos Aires License to Codere Online Argentina, S.A.; (iii) Iberargen, S.A. undertook to, upon LOTBA’s approval of such transfer (or, if applicable, the granting of a new license to Codere Online Argentina, S.A. by LOTBA) (the “Condition Precedent”), assign to Codere Online Argentina, S.A. the Buenos Aires License (if applicable) as well as any assets, contracts and employees necessary for the operation of the Argentine online gaming business by Codere Online Argentina, S.A.; (iv) Iberargen, S.A. agreed to, if LOTBA authorized it to operate in the City of Buenos Aires before the Condition Precedent is satisfied (as is currently the case), exploit the Buenos Aires License pursuant to the instructions of SEJO (and, since its incorporation, Codere Online Argentina, S.A.), with any resulting expenses and income being assigned to the latter; and (v) if LOTBA denies the transfer of the Buenos Aires License, and there is no reasonable likelihood that it will grant a new license to Codere Online Argentina, S.A. during the term of the Buenos Aires License, Iberargen, S.A. and Codere Online Argentina, S.A. shall enter into a Temporary Union Contract (contrato de union transitoria) and exploit the Buenos Aires License thereunder, with Codere Online Argentina, S.A. effectively retaining 99.00% of any distributed profits and generally managing the online gaming business.

The aforementioned agreement was amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

On March 28, 2022, SEJO, Iberargen, S.A. and Codere Argentina, S.A., a wholly owned subsidiary of Iberargen, S.A. (“Codere Argentina”), further amended the Argentina Restructuring Agreement to provide additional flexibility to support the incorporation and registration of Codere Online Argentina, S.A. in Argentina. As a result of the amendment, Iberargen, S.A. assigned certain of its undertakings to Codere Argentina. In particular, the parties agreed that Codere Online Argentina, S.A. would be jointly incorporated by Codere Argentina and SEJO, with Codere Argentina and SEJO initially retaining 5% and 95% stakes, respectively; and Codere Argentina agreed to assign any economic rights related to its 5% stake to SEJO and to seek to transfer such stake to SEJO, provided such transfer is legally allowed and does not affect Codere Online Argentina, S.A.’s operations or the Buenos Aires License. On July 18, 2022, the Public Registry of Commerce of the City of Buenos Aires formalized the registration of Codere Online Argentina, S.A.

Pursuant to the Argentina Restructuring Agreement, the Codere Group agreed to transfer the Buenos Aires License granted to Iberargen S.A. to Codere Online subject to LOTBA authorizing such transfer. Pending obtention of said authorization, Iberargen, S.A. agreed to operate such license in the name and on behalf of Codere Online Argentina, S.A. On May 3, 2023, LOTBA authorised the transfer of the license to Codere Online Argentina, S.A. Upon granting such authorization, Iberargen S.A. assigned certain contracts and resources to Codere Online Argentina S.A. for the operation of the online business.

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

The aforementioned agreements were amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

On December 21, 2021, the transfer of the Colombia License to Codere Online Colombia S.A.S. was formally requested pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request was approved by Coljuegos on July 1, 2022 and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022. Following such transfer, the Joint Accounts Agreement was automatically terminated. On September 2, 2022, an application for the renewal of the Colombia License was submitted to Coljuegos. On November 10, 2022, Coljuegos renewed the Colombia License until November 14, 2025 pursuant to contract C1901.

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

Argentina Debt Agreements

Effective July 31, 2023, Codere Group and Codere Online entered into agreements to partially offset debts between SEJO, Iberargen, S.A., and Codere Online Argentina, S.A. This included approximately USD 8.7 million owed by Iberargen, S.A. to SEJO (USD 7.5 million in principal and USD 1.15 million in accrued interest) and the equivalent of USD 5.3 million owed by Codere Online Argentina, S.A. to Iberargen, S.A., while also establishing repayment terms for the remaining balance due to Codere Online.

These debts arose from Iberargen, S.A.’s role in managing online gaming operations in Ciudad de Buenos Aires on behalf of Codere Online Argentina, S.A. resulting in Iberargen, S.A. covering operating expenses (in Argentine pesos) with the expectation of future reimbursement from Codere Online Argentina, S.A. To guarantee said reimbursement obligation, Codere Online provided advances in U.S. dollars to Iberargen, S.A. at the official exchange rate under a credit line agreement with SEJO, leading to an overcollateralization of amounts due by Codere Online Argentina, S.A. to Iberargen, S.A.

The resulting obligations between Iberargen, S.A., Codere Online Argentina, S.A., and SEJO formed the basis for the debt restructuring agreements.

Framework Agreement

On July 30, 2024, Codere Newco and Codere Online Luxembourg S.A. signed a framework agreement governing their relationship, ensuring compliance with corporate governance practices, managing conflicts of interest, regulating information flows, and overseeing related party transactions. It sets procedures for approving transactions between the two parties, requiring board approvals and ensuring all dealings occur on an arm’s length basis. Both parties agree not to actively solicit each other’s employees, and any hiring between the two must be approved in advance. The agreement remains in effect as long as Codere Newco controls Codere Online and the latter remains publicly listed.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements”, which contains the Annual Financial Statements.

Legal Proceedings

From time to time, Codere Online may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business or otherwise. For further information, see item 4.B. “Business Overview—Legal Proceedings.”

Dividend Policy

From the annual net profits of Codere Online, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”).

That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Codere Online. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Codere Online Board may resolve that Codere Online pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and Codere Online’s articles of association. The Codere Online Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and Codere Online’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Codere Online’s accounts.

There are no current plans to pay cash dividends on the Ordinary Shares. When determining or proposing a dividend payment, the Codere Online Board may take into account general and economic conditions, Codere Online’s financial condition and operating results, Codere Online’s available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by Codere Online to its shareholders and such other factors as the Codere Online Board may deem relevant. Accordingly, Codere Online is not expected to pay any dividends on the Ordinary Shares in the foreseeable future.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The Ordinary Shares and Codere Online Warrants are listed on Nasdaq under the symbols “CDRO” and “CDROW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A. “Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of the articles of association of Codere Online is attached as Exhibit 1.1 to this annual report. The information called for by this Item 10.B. “Memorandum and Articles of Association” has been reported previously in our Registration Statement on Form F-1, filed with the SEC on February 24, 2022 (the “F-1 Registration Statement”), under the heading “Description of Securities,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by our articles of association. Additional information called for by this Item 10.B. “Memorandum and Articles of Association” is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

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

Business Combination Agreement

On June 21, 2021, DD3, Codere Newco, SEJO, Codere Online and Merger Sub entered into the Business Combination Agreement, which contained customary representations and warranties, covenants, closing conditions, expenses provisions and other terms relating to the Merger and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, following the effectiveness of the transactions contemplated by the Exchange at the Exchange Effective Time and the Merger on the Merger Effective Time, the parties consummated the Business Combination and SEJO and DD3 became direct wholly-owned subsidiaries of Codere Online. Pursuant to the Business Combination Agreement, each of the following transactions occurred in the following order:

●	pursuant to the Contribution and Exchange Agreement, Codere Newco, effective on the Exchange Effective Time, contributed its SEJO Ordinary Shares constituting all the issued and outstanding share capital of SEJO to Codere Online in exchange for additional Ordinary Shares, which were subscribed for by Codere Newco. As a result of the Exchange, SEJO became a wholly-owned subsidiary of Codere Online and Codere Online continued to be a wholly-owned subsidiary of Codere Newco at the Exchange Effective Time;

●	after the Exchange and immediately prior to the Merger Effective Time, each share of DD3 Class B Common Stock automatically converted into and exchanged for one share of DD3 Class A Common Stock pursuant to the Class B Conversion;

●	on the Closing Date, pursuant to the Merger, Merger Sub merged with and into DD3, with DD3 surviving such merger and becoming a direct wholly-owned subsidiary of Codere Online and, in connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp.”;

●	in connection with the Merger, all shares of DD3 Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time, but after the Class B Conversion, were contributed to Codere Online in exchange for the Merger Consideration in the form of one Ordinary Share for each share of DD3 Class A Common Stock pursuant to the Codere Online Capital Increase, as set forth in the Business Combination Agreement; and

●	as of the Merger Effective Time, each DD3 Warrant that was outstanding immediately prior to the Merger Effective Time no longer represented a right to acquire one share of DD3 Class A Common Stock and instead represented the right to acquire one Ordinary Share on substantially the same terms.

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

Contribution and Exchange Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Codere Online, SEJO and Codere Newco entered into the Contribution and Exchange Agreement, pursuant to which Codere Newco agreed to implement the Exchange by contributing all of the issued and outstanding SEJO Ordinary Shares in exchange for 30,000,000 Ordinary Shares (reduced by the Ordinary Shares held by Codere Newco immediately prior to the Exchange) valued at $300,000,000, on a cash-free and debt-free basis, and subject to a normalized level of working capital of Codere Online, SEJO and SEJO’s subsidiaries, which valuation was confirmed in a valuation report issued at the Exchange Effective Time by a Luxembourg independent auditor (réviseur d’entreprises). The Contribution and Exchange Agreement contains customary conditions, covenants, representations and warranties.

Subscription Agreements

The purpose of the PIPE was to raise additional capital for use in connection with the Business Combination and to assist in meeting the minimum cash requirement, which was a condition to the consummation of the Business Combination in the Business Combination Agreement.

Contemporaneously with the execution and delivery of the Business Combination Agreement, DD3 entered into two separate Subscription Agreements with DD3 Capital and Larrain, in each case to which Codere Online is also a party, pursuant to which DD3 issued and sold, in a private placement that closed immediately prior to the Closing, (i) an aggregate of 500,000 shares of DD3 Common Stock, for an aggregate purchase price of $5,000,000, at a price of $10.00 per each share of DD3 Common Stock, to DD3 Capital and its permitted transferees, and (ii) an aggregate of 1,211,000 shares of DD3 Common Stock, for an aggregate purchase price of $12,110,000, at a price of $10.00 per each share of DD3 Common Stock, to Larrain and its permitted transferees, in each case which shares of DD3 Common Stock became Ordinary Shares as a result of the Merger.

Pursuant to the Subscription Agreements, Codere Online agreed that, within 30 calendar days after the Closing, Codere Online would file with the SEC the Registration Statement (as defined in the Subscription Agreements), and Codere Online would use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof; provided, however, that Codere Online’s obligations to include the Ordinary Shares held by a Subscriber in the Registration Statement would be contingent upon the respective Subscriber furnishing in writing to Codere Online such information regarding the Subscriber, such Ordinary Shares held by such Subscriber and the intended method of disposition of such shares as shall be reasonably requested by Codere Online to effect the registration, and will execute such documents in connection with such registration as Codere Online may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding anything to the contrary in the Subscription Agreements, Codere Online may, upon giving prompt written notice of such action to the respective Subscriber, delay the filing or initial effectiveness of, suspend use of, the Registration Statement for a period of not more than sixty (60) consecutive days or more than two times in any calendar year if the filing, initial effectiveness or continued use of the Registration Statement would, in the good faith judgment of the Codere Online Board, make Codere Online fail to comply with applicable disclosure requirements or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to Codere Online for reasons beyond Codere Online’s control, (ii) audited financial statements as of a date other than Codere Online’s fiscal year end, or (iii) pro forma financial statements that are required to be included in a registration statement. Codere Online made use of such right under the Subscription Agreements and notified the relevant Subscribers and certain other holders of Codere Online securities

Pursuant to the Subscription Agreements, each Subscriber acknowledged and agreed that, without the prior written consent of DD3 and Codere Online, during the period commencing on the Closing Date and continuing until the earlier of the ninety (90) calendar day period commencing on the date of the closing of the Business Combination and the date when the Registration Statement is declared effective by the SEC, such Subscriber, and any person or entity acting on its behalf or pursuant to any understanding with it, would not (i) sell, assign, transfer (including by operation of law), incur any liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever, dispose of or otherwise encumber, (ii) make any short sale of, grant any option for the purchase of, or (iii) enter into any hedging or similar transaction with the same economic effect as a transfer in sub-section (i) above of, any of the PIPE Shares.

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

Registration Rights and Lock-Up Agreement

In connection with the Business Combination, DD3, Codere Newco, Codere Online, the Sponsor, the Forward Purchasers and the other parties thereto, entered into the Registration Rights and Lock-Up Agreement, which provided customary demand and piggyback registration rights. Pursuant to the Registration Rights and Lock-Up Agreement, Codere Online agreed that, within 30 calendar days after the Closing Date, it would file with the SEC a registration statement to permit the public resale of certain Ordinary Shares and Codere Online Warrants (including underlying securities) held by the Holders (as defined in the Registration Rights and Lock-Up Agreement), and that it would use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days following the filing deadline, provided that the effectiveness deadline will be extended to 90 calendar days after the filing deadline if the registration statement is reviewed by, and receives comments from, the SEC.

Subject to certain terms and conditions, Codere Online may delay the filing or initial effectiveness of, or suspend use of, such registration statement for the shortest period of time, but in no event for a period more than sixty (60) consecutive days or more than two times in any calendar year.

In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, certain holders may demand at any time or from time to time, that Codere Online file a registration statement on Form F-1, or any such other form of registration statement as is then available to effect a registration, or, if available, Form F-3, to register the securities of Codere Online held by such holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period.

Pursuant to the Registration Rights and Lock-Up Agreement, each of Codere Newco and the Sponsor agreed to not transfer any Lock-Up Securities (as defined in the Registration Rights and Lock-Up Agreement) until the earliest of: (i) the date that is one year from the Closing, (ii) the date on which the closing price of the Ordinary Shares on Nasdaq equals or exceeds $12.50 per Ordinary Share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after the Closing or (iii) such date on which Codere Online completes a liquidation, merger, share exchange or other similar transaction that results in all Codere Online shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, subject to certain exceptions described in Section 5.2 of the Registration Rights and Lock-Up Agreement. Further, pursuant to the Registration Rights and Lock-Up Agreement, the parties agreed that no registration shall be effected with respect to Lock-Up Securities held by Codere Newco or the Sponsor, until after the expiration of the lock-up period. As of the date of this annual report, the lock-up restrictions under the Registration Rights and Lock-Up Agreement have expired.

Nomination Agreement

In connection with the Closing of the Business Combination, the Sponsor, Codere Newco and Codere Online entered into a Nomination Agreement, pursuant to which Codere Newco and the Sponsor have, among others, certain director nomination rights with respect to Codere Online.

Pursuant to the Nomination Agreement, during the Sponsor Proposal Period, the Codere Online Board will consist of seven (7) directors and (i) Codere Newco will have the right to propose for appointment four (4) Codere Newco Directors; (ii) the Sponsor will have the right to propose for appointment two (2) Sponsor Directors; and (iii) Codere Newco and the Sponsor will have the right to jointly propose for appointment the Industry Expert Independent Director. After the Sponsor Proposal Period, Codere Newco will have the right to propose for appointment five (5) directors, with at least two (2) of them having to qualify as independent directors (subject to independence requirements under applicable securities exchange rules that may require a greater number of independent directors). Both during and after the Sponsor Proposal Period, at least one (1) of the Codere Newco Directors shall qualify as a Luxembourg tax resident.

Codere Newco will have the right to propose for reappointment the Codere Newco Directors and the Sponsor will have the right to propose for reappointment the Sponsor Directors appointed within the Sponsor Proposal Period; provided that one (1) Sponsor Director shall not have the right to serve as director past the second annual shareholders’ meeting of Codere Online after the Closing Date and the second Sponsor Director shall not have the right to serve as director past the third annual shareholders’ meeting of Codere Online after the Closing Date.

Pursuant to the Nomination Agreement, the Codere Online audit committee shall include at least one (1) Codere Newco Director and one (1) Sponsor Director (in either case only to the extent such director (i) qualifies as an independent director and (ii) meets the heightened independence requirements applicable to audit committees under the SEC rules and regulations and under the criteria established by the Nasdaq). Further, Codere Newco will have the right, but not the obligation, to propose for appointment one (1) non-executive, non-independent director as an observer to the audit committee to be appointed by the Codere Online Board, subject to compliance with Rule 10A-3 under the Exchange Act.

Codere Newco and the Sponsor agreed to cooperate in facilitating any action or right described in or required by the Nomination Agreement, including by voting their respective Ordinary Shares. Other than reimbursement for reasonable and documented out-of-pocket expenses, only the Remunerated Directors are currently expected to be entitled to compensation as consideration for serving on the Codere Online Board and/or any committees. See the section entitled “Management” for additional information.

Unless earlier terminated by the mutual agreement of Codere Online, Codere Newco and the Sponsor, the Nomination Agreement shall continue in full force and effect for a period of five years from the Closing Date; provided, however, that the Nomination Agreement will automatically terminate, with respect to Codere Newco, on the date on which Codere Newco and/or its affiliates cease to beneficially own, in the aggregate, at least 30% of the issued and outstanding Ordinary Shares, and with respect to the Sponsor, after the Sponsor Proposal Period; provided, further, that Codere Newco and Codere Online shall, no later than 30 days prior to the fifth anniversary of the Nomination Agreement, agree in writing to renew the Nomination Agreement, with respect to Codere Newco and Codere Online, for an additional five years if Codere Newco and/or its affiliates beneficially own, in the aggregate, no less than 30% of the issued and outstanding Ordinary Shares.

Indemnification Letter

In connection with the Closing of the Business Combination, Codere Newco, Codere Online and SEJO agreed to cause the Restructuring and entered into the Indemnification Letter, pursuant to which Codere Newco shall indemnify Codere Online, SEJO and their respective subsidiaries (“Indemnitees”), including under the principles of transferee or successor liability but excluding any debts, losses, damages, fines, penalties, expenses and liabilities (“Liabilities”) reflected or reserved against in the Year-End Financial Statements (as defined in the Business Combination Agreement) or the Interim Financial Statement (as defined in the Business Combination Agreement), for (i) Liabilities incurred by any Indemnitee and arising under or in connection with the ownership of the assets (other than entities, assets or rights to be transferred to SEJO or its subsidiaries pursuant to the Restructuring) of, or the operation of the business (other than the online business) by, Codere Newco or any affiliate of Codere Newco (excluding Codere Online, Merger Sub, SEJO and its subsidiaries) (“Non-Online Losses”); (ii) Liabilities incurred by any Indemnitee as a result of the consummation of the Restructuring, but only to the extent that such Liabilities would not have been incurred but for the Restructuring (“Restructuring Losses”); and (iii) Taxes (as defined in the Business Combination Agreement) of any Indemnitee, including Transfer Taxes (as defined in the Business Combination Agreement), incurred by any Indemnitee as a result of the consummation of the Restructuring, but only to the extent that such Taxes would not have been incurred but for the Restructuring (such Taxes in (iii), together with Non-Online Losses and Restructuring Losses, “Losses”). The obligations of Codere Newco to indemnify and hold harmless the Indemnitees against, or to contribute to, Losses pursuant to the Indemnification Letter shall remain in full force and effect until the date that is 24 months after the Closing Date. The aggregate amount of all Losses for which Codere Newco shall be liable pursuant to the Indemnification Letter, including, for the avoidance of doubt, any legal or other expenses incurred by the Indemnitees and required to be paid by Codere Newco in connection with investigating and defending any related action or claim, shall not exceed $10,000,000 in the aggregate.

Warrant Amendment Agreement

In connection with the Closing of the Business Combination, DD3, Codere Online and Continental Stock Transfer & Trust Company, as warrant agent, entered into the Warrant Amendment Agreement, pursuant to which, among others, as of the Merger Effective Time, (i) each of the issued DD3 Warrants that was outstanding immediately prior to the Merger Effective Time ceased to represent a right to acquire one share of DD3 Class A Common Stock and instead represented the right to acquire one Ordinary Share on substantially the same terms as set forth in the Original Warrant Agreement and (ii) DD3 assigned to Codere Online all of DD3’s right, title and interest in and to the Original Warrant Agreement and Codere Online assumed, and agreed to pay, perform, satisfy and discharge in full, all of DD3’s liabilities and obligations under the Original Warrant Agreement arising from and after the Merger Effective Time.

Expenses Reimbursement Letter

In connection with the Closing of the Business Combination, DD3, Codere Newco, Codere Online and the Sponsor entered into the Expenses Reimbursement Letter, pursuant to which (i) the Sponsor agreed to reimburse Codere Online, as sole shareholder of the Surviving Corporation, for the aggregate amount of SPAC Transaction Expenses (as defined in the Business Combination Agreement) payable by the Surviving Corporation in excess of the maximum SPAC Transaction Expenses (as defined in the Business Combination Agreement) required to be paid by the Surviving Corporation pursuant to Section 11.03 of the Business Combination Agreement, subject to Sections 1 and 2 of the Expenses Reimbursement Letter; and (ii) Codere Newco agreed to reimburse Codere Online, as sole shareholder of SEJO and the Surviving Corporation, for the aggregate amount of Company Transaction Expenses (as defined in the Business Combination Agreement) payable by the Surviving Corporation, Codere Online, SEJO or any of its subsidiaries in excess of the maximum Company Transaction Expenses (as defined in the Business Combination Agreement) required to be paid by the Surviving Corporation pursuant to Section 11.03 of the Business Combination Agreement, subject to Sections 1 and 2 of the Expenses Reimbursement Letter.

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

U.S. Federal Income Tax Considerations

This section describes material U.S. federal income tax consequences to the U.S. holders described below of the ownership and disposition of Ordinary Shares or Codere Online Warrants (collectively, “Codere Online securities”). This discussion applies only to Codere Online securities held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or status, including alternative minimum tax consequences, Medicare contribution tax consequences and any impact of the special tax accounting rules under Section 451(b) of the Code, or to U.S. holders subject to special rules, including:

●	dealers and other investors that do not hold their Codere Online securities as capital assets;

●	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	certain U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 10% or more (by vote or value) of Codere Online’s stock;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners thereof;

●	persons who hold Codere Online securities as part of a straddle, integrated transaction or other similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	U.S. holders that hold Codere Online securities in connection with a trade or business conducted outside the United States; or

●	persons that received Codere Online securities as compensation for services.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, and the income tax treaty between the United States and Luxembourg (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a U.S. holder of Codere Online securities.

For purposes of this discussion, a U.S. holder means a person who is eligible for the benefits of the Treaty and is, for U.S. federal income tax purposes, a beneficial owner of Codere Online securities and:

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

U.S. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CODERE ONLINE SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Codere Online

As described in Item 3.D. “Risk Factors—Risks Relating to U.S. Taxes—The Internal Revenue Service may not agree that Codere Online should be treated as a non-U.S. corporation for U.S. federal income tax purposes,” Codere Online believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, and the remainder of this discussion so assumes.

Ownership of Ordinary Shares and Codere Online Warrants

Distributions on Ordinary Shares

The following discussion is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

The gross amount of any distribution on Ordinary Shares that is made out of Codere Online’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income on the date such distribution is actually or constructively received. Because Codere Online does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should expect that any distribution by Codere Online with respect to the Ordinary Shares will be reported to them as dividend income. Any dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to applicable limitations, dividends paid to non-corporate U.S. Holders may be eligible for a preferential rate of taxation. The preferential rate will not apply, however, if Codere Online is a passive foreign investment company for its taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, Luxembourg withholding taxes on dividends paid by Codere Online that are withheld at a rate not in excess of the applicable Treaty rate may be creditable against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets this requirement. In lieu of claiming a foreign tax credit, a U.S. holder may elect to deduct creditable non-U.S. taxes (including Luxembourg taxes) in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. The rules governing the U.S. foreign tax credits and deductibility of foreign taxes are complex. U.S. holders should consult their tax advisers regarding the availability of U.S. foreign tax credits or deductions under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares or Codere Online Warrants

The following discussion is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

A U.S. holder generally will recognize gain or loss on any sale, exchange or other taxable disposition of Ordinary Shares or Codere Online Warrants (including a redemption of Codere Online Warrants) in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Ordinary Shares or Codere Online Warrants generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Ordinary Shares or Codere Online Warrants generally will be U.S. source gain or loss.

Exercise or Lapse of a Codere Online Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Codere Online Warrant for cash. A U.S. holder’s tax basis in the Ordinary Shares received upon exercise of Codere Online Warrants generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Codere Online Warrants and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Codere Online Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrant and will not include the period during which the U.S. holder held the Codere Online Warrant. If a Codere Online Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Codere Online Warrant.

The tax consequences of a cashless exercise of a Codere Online Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either case, a U.S. holder’s basis in the Ordinary Shares received would equal the U.S. holder’s basis in the Codere Online Warrants exercised therefor. If the cashless exercise is treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrants. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares will include the holding period of the Codere Online Warrants exercised therefor.

It is also possible that a cashless exercise of a Codere Online Warrant could be treated in part as a taxable exchange in which gain or loss will be recognized. In such event, a U.S. holder will recognize gain or loss with respect to the portion of the exercised Codere Online Warrants treated as surrendered to pay the exercise price of the Codere Online Warrants (the “surrendered warrants”). The U.S. holder will recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Ordinary Shares received will equal the U.S. holder’s tax basis in the Codere Online Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above will be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisers regarding the tax consequences of a cashless exercise of Codere Online Warrants.

Possible Constructive Distributions

The terms of each Codere Online Warrant provide for an adjustment to the number of Ordinary Shares for which the Codere Online Warrant may be exercised or to the exercise price of the Codere Online Warrant in certain events, as discussed in Item 10.B. “Memorandum and Articles of Association.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Codere Online Warrant will, however, be treated as receiving a constructive distribution from Codere Online if, for example, the adjustment increases the holder’s proportionate interest in Codere Online’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that will be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Ordinary Shares which is taxable to the U.S. holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution will be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Codere Online equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders could be materially different from that described above if Codere Online is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year. A non-U.S. corporation is a PFIC for any taxable year if either: (i) 75% or more of its gross income for the taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of its assets (generally determined based on the quarterly average of the value of its assets during such year) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing passive income and net foreign currency gains. Cash is generally a passive asset. Goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a non-U.S. corporation is a PFIC is based upon the composition of its income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of its activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year.

Based on the composition of Codere Online’s income and assets and the estimated value of its assets, including goodwill (which is based in part on the price of the Ordinary Shares), Codere Online believes that it was not a PFIC for its 2023 taxable year. However, Codere Online’s PFIC status for any taxable year can be determined only after the end of that year and will depend on the composition of Codere Online’s income and assets and the value of its assets from time to time (which may be determined, in large part, by reference to the market price of Ordinary Shares, which has declined since the Merger). In particular, Codere Online holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Codere Online’s market capitalization has been volatile and declined substantially since the closing of the Merger, if the value of Codere Online’s goodwill is determined by reference to its market capitalization there is a significant risk that the Codere Online will be a PFIC for its current taxable year of 2024, and possibly future taxable years. Therefore, Codere Online cannot express any expectation or assurance regarding its PFIC status for the current or any future taxable year.

The Code provides that, to the extent provided in Treasury regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person. Under proposed Treasury regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. The remainder of this discussion assumes that the PFIC rules will apply to Codere Online Warrants if Codere Online were a PFIC. However, U.S. holders should consult their tax advisers regarding the application of the PFIC rules to Codere Online Warrants prior to the finalization of the proposed Treasury regulations.

If Codere Online is a PFIC for any taxable year and any subsidiary or other entity in which Codere Online owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

If Codere Online is or becomes a PFIC during any taxable year in which a U.S. holder holds Ordinary Shares (or under the proposed regulations, Codere Online Warrants), the U.S. holder will generally be subject to the excess distribution regime (which is the default regime), unless (in the case of Ordinary Shares) a mark-to-market election is made as described further below. Dividends paid by a PFIC are not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including in certain cases, a pledge) of Ordinary Shares (or under the proposed regulations, Codere Online Warrants), and (ii) any “excess distribution” received on the Ordinary Shares (generally, the excess of distributions received in a taxable year over 125% of the average of the annual distributions on Ordinary Shares received during the preceding three taxable years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held the Ordinary Shares (or Codere Online Warrants);

●	the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which Codere Online became a PFIC will be treated as ordinary income; and

●	the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. holder’s securities cannot be treated as capital gains, even if the U.S. holder holds the securities as capital assets.

If Codere Online is treated as a PFIC for any taxable year during a U.S. holder’s holding period it will, with respect to such U.S. holder, continue to be a PFIC for subsequent taxable years, regardless of whether it satisfies either of the income or asset test in these years, subject to certain exceptions (such as upon making a “deemed sale” election).

Mark-to-Market Regime. Alternatively, a U.S. holder of shares of a PFIC may make an election to mark-to-market the shares on an annual basis if the shares are treated as marketable. PFIC shares generally are treated as marketable if they are “regularly traded” on a national securities exchange such as the Nasdaq. There can be no assurance that Ordinary Shares will be regularly traded for purposes of these rules. Pursuant to the mark-to-market election, for each taxable year in which Codere Online is a PFIC a U.S. holder will include as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder will treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares in a taxable year in which Codere Online is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, with any excess treated as a capital loss). A mark-to-market election applies for the taxable year in which it is made and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should be aware that there is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Codere Online) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the excess distribution regime described above. U.S. Holders should consult their tax advisers to determine whether the mark-to-market tax election will be available if Codere Online is a PFIC for any taxable year, and the consequences resulting from such election. U.S. holders of Codere Online Warrants will not be able to make a mark-to-market election with respect to their warrants.

Codere Online does not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received or deemed received with respect to Codere Online securities, and the proceeds received on the disposition of Codere Online securities effected within the United States (and, in certain cases, outside the United States), in each case other than in the case of U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Certain U.S. holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Codere Online securities, or non-U.S. accounts through which the Codere Online securities are held. U.S. holders should consult their own tax advisers regarding their reporting obligations with respect to Codere Online securities.

Former U.S. holders of DD3 Securities that exchanged their DD3 Securities for Codere Online Securities in the Merger are urged to consult with their own tax advisers regarding any reporting requirements that they may have in connection with the Merger.

Material Luxembourg Income Tax Considerations

The following is a general description of certain Luxembourg tax considerations relating to Codere Online and the Codere Online Shareholders and the holders of Codere Online Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and Codere Online Warrants. Shareholders and holders of Codere Online Warrants should consult their own tax advisers as to which countries’ tax laws could be relevant to holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The discussion below is intended as a basic overview of certain tax consequences in relation to Codere Online and the purchase, ownership and disposition of Ordinary Shares and Codere Online Warrants under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Substance

Under Luxembourg income tax laws, a company is a resident taxpayer of Luxembourg if its statutory seat or its central administration is located in Luxembourg. Having its statutory seat in Luxembourg, Codere Online should therefore be considered as a Luxembourg tax resident company and could then obtain a certificate of residence from the Luxembourg tax authorities. However, it should be noted that most of the double tax treaties signed by Luxembourg include a so-called tie-break rule according to which companies are only tax resident in the jurisdiction where they are effectively managed (i.e., where their central administration is located). In this respect, should Codere Online be effectively managed from a treaty jurisdiction, its Luxembourg tax residency may be challenged by foreign tax authorities.

Moreover, the EU released on December 22, 2021 a directive proposal which aims to fight against the misuse of shell entities for tax purposes and ensure that EU entities with no or minimal economic activity are unable to benefit from certain tax advantages (the so-called ATAD 3). On January 17, 2023, the European Parliament approved the European Commission’s draft of ATAD 3, as amended by the Committee on Economic and Monetary Affairs. The draft text may however undergo some changes following negotiations between the Member States. The developments of ATAD 3 and its potential impacts on Codere Online will therefore need to be monitored as discussions progress at EU level.

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

Taxation of Codere Online

Codere Online is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by Codere Online are fully subject to Income Tax in Luxembourg. However, provided the conditions of the Luxembourg participation exemption regime are met, dividends or capital gains realized by Codere Online upon the disposal of shares are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by Codere Online at the rate of 0.5% on its total net asset value below or equal to €500 million. The tranche above €500 million will be taxed at a rate of 0.05%.

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

On November 10, 2023, the Luxembourg constitutional court held that the minimum net wealth tax of €4,815 is unconstitutional as other companies may be subject to a lower minimum net wealth tax depending on the total amount of their balance sheet. As a result of this decision, and pending legislative reform, Luxembourg companies that fall within the scope of the minimum net wealth tax of €4,815 will henceforth be subject to a minimum net wealth tax of €1,605 if the total amount of their balance sheet does not exceed €2,000,000.

Withholding taxation

Any dividend distributed by Codere Online to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a treaty reduction applies.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares and Codere Online Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares and Codere Online Warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares and Codere Online Warrants, or realize capital gains on the sale of any Ordinary Shares and Codere Online Warrants, unless they sell a participation of more than 10% in Codere Online within six months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares and Codere Online Warrants is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares and Codere Online Warrants sold or redeemed.

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

Net Wealth Tax

Luxembourg net wealth tax will not be levied on the Ordinary Shares and Codere Online Warrants held by a corporate holder, unless: (i) such holder is a Luxembourg resident other than a holder governed by: (a) the laws of December 17, 2010 and February 13, 2007 on undertakings for collective investment; (b) the law of March 22, 2004 on securitization; (c) the law of June 15, 2004 on the investment company in risk capital; (d) the law of May 11, 2007 on family estate management companies; or (e) the law of July 23, 2016 on reserved alternative investment funds or (ii) such Ordinary Shares and Codere Online Warrants are attributable to an enterprise or part thereof which is carried on by a non-resident company in Luxembourg through a permanent establishment.

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

On November 10, 2023, the Luxembourg constitutional court held that the minimum net wealth tax of €4,815 is unconstitutional as other companies may be subject to a lower minimum net wealth tax depending on the total amount of their balance sheet. As a result of this decision, and pending legislative reform, Luxembourg companies that fall within the scope of the minimum net wealth tax of €4,815 will henceforth be subject to a minimum net wealth tax of €1,605 if the total amount of their balance sheet does not exceed €2,000,000.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares and Codere Online Warrants, unless the documents relating to the Ordinary Shares and Codere Online Warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares and Codere Online Warrants or in respect of the payment under the Ordinary Shares and Codere Online Warrants or the transfer of the Ordinary Shares and Codere Online Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Codere Online if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares and Codere Online Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares and Codere Online Warrants are included in his taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of the Ordinary Shares and Codere Online Warrants.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Codere Online’s amended articles of association took effect on November 30, 2021 in connection with the Closing of the Business Combination. A copy of our articles of association is filed as Exhibit 1.1 to this annual report. See Item 10.B. “Memorandum and Articles of Association.”

Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2023, we maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and implementation of Codere Online’s disclosure controls and procedures. Based on such evaluation, Codere Online’s senior management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2023, Codere Online did not maintain effective disclosure controls and procedures.

In light of the material weakness discussed below, the Company has performed additional analysis and procedures to ensure that our annual consolidated financial statements are prepared in accordance with IFRS. Our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly presented, in all material respects, in accordance with IFRS for the periods presented herein.

Management’s Annual Report on Internal Control over Financial Reporting

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Codere Online’s internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Codere Online’s consolidated financial statements for external reporting purposes in accordance with IFRS.

Codere Online’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Codere Online; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Codere Online are being made only in accordance with authorizations of management and directors of Codere Online; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of Codere Online’s assets that could have a material effect on the financial statements of Codere Online.

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Codere Online’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The previously reported material weaknesses, which were identified in connection with the preparation of our financial statements as of and for the years ended December 31, 2021 and December 31, 2022 related to (i) a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions (the “First Material Weakness”), (ii) an ineffective design and lack of controls over our cash disbursement process (the “Second Material Weakness”), (iii) a failure to establish adequate controls over cybersecurity processes outsourced to the Codere Group pursuant to the Original Platform and Technology Services Agreement (the “Third Material Weakness”) and (iv) lack of sufficient internal controls to support effective financial reporting (the “Fourth Material Weakness”). The “Fourth Material Weakness” and, together with the First Material Weakness, the Second Material Weakness and the Third Material Weakness, (the “Codere Online Material Weaknesses”).

Codere Online’s senior management has determined that the first three material weaknesses previously reported by Codere Online (First Material Weakness, Second Material Weakness and Third Material Weakness, as defined above) have been remediated as of December 31, 2023. Nevertheless, Codere Online’s senior management, under the supervision of Codere Online’s Chief Executive Officer and Chief Financial Officer, cannot affirmatively conclude that the Fourth Material Weakness has been remediated as of December 31, 2023. As a consequence, Codere Online did not maintain effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria described above.

Remediation actions taken

During 2023, Codere Online’s senior management took immediate action to remediate the Codere Online Material Weaknesses. While certain remedial actions have been completed, Codere Online continues to actively plan for and implement additional control procedures.

To remediate our identified Codere Online Material Weaknesses, Codere Online has implemented enhancements to its internal control system to strengthen the management of its financial, accounting, human resources, IT and other business functions. Codere Online has reviewed, or otherwise intends to review, contracts with main service providers to include certain internal control requirements designed to reinforce the protection of Codere Online assets.

In addition, Codere Online continuously strengthens components of the COSO framework, including elements of the control environment, information and communication, risk assessment, control activities and monitoring activities.

Codere Online’s management will periodically assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. Codere Online’s management understands that the improvement and maintenance of internal controls is an ongoing responsibility.

In addition, Codere Online’s management has reviewed, implemented, or otherwise continues to review and/or implement the following actions on its own and in coordination with the Codere Group, as applicable:

●	certain enhancements to its security systems with respect to user access to company systems and communication tools, including multi-factor authentication tools;

●	certain enhancements to its cybersecurity controls with respect to the protection of existing endpoint devices and systems used by Codere Online’s senior management to improve their ability to prevent and detect future cybersecurity threats in a timely manner and adequately respond to detected incursions and other cybersecurity threats involving senior management;

●	additional procedures and controls, including mandatory training classes with respect to cybersecurity for certain employees with increased exposure to cyberattacks and generally raising awareness internally;

●	software aimed at improving supplier onboarding, automating certain invoicing procedures and enhancing invoice approval workflows; and

●	user access policies and access privileges to its accounting information systems

●	providing training on IFRS to employees responsible for preparing the Consolidated Financial Statements and hiring qualified accounting professional with the appropriate level of expertise in IFRS.

●	engaging an external consulting firm to assist the Company in maintaining compliance with its IFRS reporting requirements.

Measures adopted by Codere Online to enhance its internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that its objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material adverse effect on Codere Online’s business, financial condition and results of operations and could cause the price of the Ordinary Shares and Codere Online Warrants to decline.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of Codere Online’s independent registered public accounting firm. Codere Online’s independent registered public accounting firm will not be required to opine on the effectiveness of Codere Online’s internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there has been no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Codere Online Board has determined that Borja Fernandez and Daniel Valdez each qualify as an audit committee financial expert as defined in Item 16A of Form 20-F and that Mr. Fernandez and Mr. Valdez are each also “independent,” as defined in Rule 10A-3(b)(1) under the Exchange Act and applicable Nasdaq standards. For more information about Mr. Fernandez and Mr. Valdez, see Item 6.A. “Directors and Senior Management.”

Item 16B. Code of Ethics

Codere Online’s Code of Ethics and Integrity is applicable to Codere Online’s directors and senior management and complies with the rules and regulations of Nasdaq and the SEC. Codere Online’s Code of Ethics is accessible through its corporate website. In addition, Codere Online will post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics and Integrity. The reference to Codere Online’s website address in this annual report does not include or incorporate by reference the information on Codere Online’s website into this annual report.

Item 16C. Principal Accountant Fees and Services

MaloneBailey LLP (“MaloneBailey”) acted as Codere Online’s independent auditor for the year ended December 31, 2023. Ernst & Young, S.L. (“EY”) acted as Codere Online’s independent auditor for the years ended December 31, 2022 and 2021. The table below sets out the total expenses incurred by Codere Online from MaloneBailey and Marcum LLP (“Marcum”) for services performed for the year ended December 31, 2023 and from EY for services performed for the year ended December 31, 2022, in thousands of euros, and breaks down these amounts by category of service

	2023	2022
	(in thousands of euros)
Audit fees(1)	€2,015	€962
Audit-related fees	-	-
Tax fees(2)	3	31
All other fees	-	24
Total	€2,018	€1,017

(1)

“Audit fees” in 2023 include (i) fees incurred with Marcum related to their audit work for the years ended December 31, 2023, 2022, and 2021, including opening balance for the latter and (ii) fees incurred with MaloneBailey related to their audit work for the year ended December 31, 2023. In 2022, the “Audit fees” include fees incurred with EY related to their audit work for the year ended December 31, 2022. Additionally, these figures include interim review services provided in connection with statutory and regulatory filings.

(2)	In 2022, “Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning services in connection with transfer pricing.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1 million of the Company’s ordinary shares over a one-year period. As of April 30, 2025, Codere Online had repurchased 68,384 shares at an average price of $6.63 under the authorized share buyback plan.

Item 16F. Change in Registrant’s Certifying Accountant

Ernst & Young, S.L.

By letter dated October 23, 2023, Ernst & Young, S.L. (“EY”) notified the Audit Committee of the Codere Online Board of its decision to decline to stand for re-election or re-appointment as the Company’s independent registered public accounting firm resulting from EY’s decision not to renew as independent auditor for Codere Group, which includes the Company as a consolidated subsidiary.

EY’s reports on the financial statements of the Company for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle, other than an explanatory paragraph regarding the Company’s ability to continue as a going concern.

During the two most recent fiscal years ended December 31, 2022 and through the subsequent interim period up to and including the date of EY’s decision to decline to stand for re-election or re-appointment, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, promulgated under the Exchange Act) between the Company and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. During the two most recent fiscal years ended December 31, 2022 and through the subsequent interim period up to and including the date of EY’s decision to decline to stand for re-election or re-appointment, there were two reportable events as defined in Item 16F(a)(1)(v). First, the Company reported material weaknesses in internal control over financial reporting in 2022 and 2021 which primarily related to the lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, the lack of implementation of internal controls over internal and outsourced business processes and supporting systems and the lack of controls over cybersecurity processes outsourced to Codere Group. Second, prior to its resignation, EY advised the Company that it did not have sufficient information in relation to a then ongoing internal review led by its major shareholder, Codere New Topco, S.A that, at the time, could have an impact on the Company’s prior year financial statements covered by EY’s audit report or the current year financial statements.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished EY with a copy of this disclosure contained in Item 16F of this annual report on Form 20-F, providing EY with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 to this annual report on Form 20-F is a copy of EY’s letter addressed to the SEC relating to the statements made by the Company in this report.

Marcum LLP

On March 8, 2024, Codere Online engaged Marcum as Codere Online’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The decision to engage Marcum was approved by the Audit Committee of the Codere Online Board.

During the three years ended December 31, 2021, December 31, 2022, December 31, 2023, and during the interim period through the date of our engagement of Marcum, we did not consult with Marcum on items regarding (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did Marcum provide a written report or oral advice to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v)).

By letter dated December 20, 2024, Marcum LLP notified the Audit Committee of the Codere Online Board of its decision to resign as Codere Online’s independent registered public accounting firm. Marcum’s decision was a result of their inability to complete certain audit procedures (i.e. gather sufficient audit evidence) to establish completeness of information due to certain IT general control deficiencies with respect to the Codere Online’s third-party supplied platforms and insufficient internal controls in place at Codere Online to overcome said deficiencies.

During the two most recent fiscal years ended December 31, 2023 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, promulgated under the Exchange Act) between Codere Online and Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreement in connection with a report on Codere Online’s financial statements for those periods. During the two most recent fiscal years ended December 31, 2023 and through the subsequent interim period up to and including the date of Marcum’s resignation, there were reportable events as defined in Item 16F(a)(1)(v): the Company reported material weaknesses in internal control over financial reporting in 2022 and 2021 which primarily related to the lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training, the lack of implementation of internal controls over internal and outsourced business processes and supporting systems and the lack of controls over cybersecurity processes outsourced to Codere Group.

In accordance with Item 16F(a)(3) of Form 20-F, Codere Online furnished Marcum with a copy of this disclosure contained in Item 16F of this annual report on Form 20-F, providing Marcum with the opportunity to furnish Codere Online with a letter addressed to the SEC stating whether it agrees with the statements made by Codere Online herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.2 to this annual report on Form 20-F is a copy of Marcum’s letter addressed to the SEC relating to the statements made by Codere Online in this report.

Newly Appointed Independent Registered Public Accounting Firm

On December 31, 2024, the Company engaged MaloneBailey as the Company’s independent registered public accounting firm for the Company’s fiscal years ended December 31, 2023, and December 31, 2024. The decision to engage MaloneBailey was approved by the Company’s Audit Committee and its Board of Directors.

During the three years ended December 31, 2021, December 31, 2022, December 31, 2023, and during the interim period through the date of our engagement of MaloneBailey, we did not consult with MaloneBailey on items regarding (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did MaloneBailey provide a written report or oral advice to the Company that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v)).

Item 16G. Corporate Governance

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Codere Online is permitted to follow, and does follow, certain home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. Codere Online’s corporate governance practices differ in certain respects from those that U.S. domestic issuers must adopt in order to maintain a Nasdaq listing. A brief, general summary of the certain home country corporate governance practices Codere Online has opted to follow in lieu of certain Nasdaq Listing Rules is provided below:

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Codere Online do not require that the compensation of Codere Online’s senior management team be determined, or recommended to the Codere Online Board for determination, by a compensation committee comprised of independent directors. Codere Online follows Luxembourg law and its articles of association with regard to compensation of its senior management and has opted not to establish a compensation committee. Codere Online currently believes that matters in connection with compensation of Codere Online’s senior management should be discussed and determined by the entire Codere Online Board, and where relevant, be subject to the approval of the general meeting of shareholders of Codere Online.

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Codere Online do not require director nominations to be made by a nominations committee comprised of independent directors or by independent directors constituting a majority of the Codere Online Board’s independent directors. Codere Online follows Luxembourg law, its articles of association and the Nomination Agreement with regard to the process of nominating directors. Pursuant to the Nomination Agreement, Codere Newco has the right to propose certain directors for appointment by the Codere Online Shareholders. Moreover, directors may also be recommended by the Codere Online Board for appointment by Codere Online Shareholders (other than directors appointed by the Codere Online Board to fill a vacancy). Finally, Codere Online Shareholders holding at least 10% of the Ordinary Shares of Codere Online may propose certain directors for appointment by the Codere Online Shareholders.

●	Nasdaq Listing Rules require that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. Codere Online is a “foreign private issuer” as defined by the SEC, and the equity securities of Codere Online are accordingly exempt from the proxy rules set forth in the Exchange Act. Additionally, Codere Online is not required to solicit proxies in accordance with applicable rules and regulations in Luxembourg.

●	Codere Online follows Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under the articles of association of Codere Online and the 1915 Law, lower thresholds are mandatorily required for certain meetings of Codere Online Shareholders. In addition, under the articles of association of Codere Online, there is no quorum requirement for resolutions to be considered at certain extraordinary general meetings of Codere Online Shareholders. Except where lower thresholds are mandatorily required by the 1915 Law or Luxembourg law for certain meetings of Codere Online Shareholders, under the articles of association of Codere Online quorum for ordinary general meetings of Codere Online Shareholders is the presence or representation of 33 1/3% of the outstanding voting shares. For extraordinary general meetings of Codere Online Shareholders, the quorum is the presence or representation of at least 50% of the outstanding voting shares, being understood that if such quorum is not reached, a second meeting can be convened at which no quorum requirement shall apply.

●	Nasdaq Listing Rule 5635 requires shareholder approval in connection with, among other things, (A) the issuance of securities in connection with an acquisition of the stock or assets of another company if (i) the issuance will result in the issuance of 20% or more of the voting power or number of shares of common equity outstanding prior to the proposed issuance or (ii) certain affiliates have a 5% interest (or 10% interest on a collective basis) in the company or assets proposed to be acquired, (B) an issuance of securities results in a change of control of Codere Online, (C) the issuance of securities in connection with a new or materially amended equity compensation plan and (D) certain private offerings of 20% or more of Codere Online’s common equity outstanding prior to the offering at a price below the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)). Codere Online has chosen to follow Luxembourg law applicable to it with respect to shareholder approval in connection with issuance of securities in lieu of following Nasdaq Listing Rule 5635. Under Luxembourg law, the issuance of securities in the contexts described above normally require shareholder approval but it is permitted to authorize the board to proceed to such issuances under certain conditions. Thus, under the articles of association of Codere Online do not require that shareholder approval be obtained in connection with certain dilutive events. Under the articles of association of Codere Online and the 1915 Law, the Codere Online Board is authorized to issue new Ordinary Shares for an amount not to exceed the amount of authorized, but unissued and unsubscribed share capital of Codere Online and to allot existing or newly issued Ordinary Shares to certain persons, including employees of Codere Online, without shareholder approval, as set forth under the articles of association of Codere Online.

Controlled Company

For purposes of the rules of the Nasdaq, Codere Online is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 65.7% of the outstanding Ordinary Shares as of March 31, 2025. Accordingly, Codere Online is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. INSIDER TRADING POLICIES

In connection with the consummation of the Business Combination, Codere Online adopted an Insider Trading Policy that, among other things, governs the purchase, sale and other disposition of Codere Online’s securities by its directors, executive officers, senior management and employees. Codere Online believes the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq requirements. A copy of Codere Online’s Insider Trading Policy, as amended to date, is filed as Exhibit 11.1 to this annual report.

Item 16K. CYBERSECURITY.

Risk Management and Strategy.

Codere Online has developed an information security program to assess, identify, and manage material risks from cybersecurity threats. This program is integrated into our overall enterprise risk management system (“ERM”) as a key risk. If the ERM process identifies a heightened cybersecurity risk, the appropriate team is tasked with developing risk mitigation strategies and plans, which are monitored to completion.

Codere Online relies on its parent company, Codere Group, to provide services including, among other things, technical assistance and technology, IT operations, security and cybersecurity, and systems, pursuant to the New Platform and Technology Services Agreement. Codere Apuestas Espana, S.L.U. has obtained an ISO/IEC 27001:2013 certification, which expires on October 31, 2025, for the information systems that provide support to the provision of land-based fixed-odds betting services and online gaming services to other entities of the Codere Group. The certification was obtained from an independent, external consultant. Codere Group maintains a cyber incident management procedure which defines how it would support Codere Online in the event of an incident. In addition, Codere Group utilizes the assistance of third-party consultants in connection with its information security program to help identify threats and define strategies for addressing same. Codere Online may also hire such third-party consultants on an ad hoc basis, as necessary.

Codere Group has an Information Security and Technology Risk Management Team (ISTRM Team) that supports Codere Online in addressing information technology risks, including cybersecurity risks. Codere Online’s information security program includes policies and procedures designed to identify how information security measures and controls are developed, implemented, and maintained, including an Information Security Policy, Acceptable Use of Information Assets Policy, and Business Continuity Management Policy. An internal cybersecurity risk assessment is conducted annually by Codere Group which includes risks to Codere Online and is used by management to consider implementing and augmenting cybersecurity controls where feasible and appropriate to mitigate cybersecurity risk exposure.

Codere Online utilizes multiple training methodologies to ensure employee awareness of cybersecurity risks and practices. Employees receive information from security awareness campaigns. Training also includes email phishing campaigns which can prompt further training depending on the results. Codere Online has a written Personal Data Breach Management Procedure which identifies a cross-functional Computer Security Incident Response Team (CSIRT Team) to address potential cybersecurity incidents.

Codere Online engages with a number of service providers in connection with normal business operations. Codere Online uses various processes to address cybersecurity threats related to third-party service providers, including, where appropriate, pre-acquisition diligence questionnaires, imposition of contractual data security and privacy obligations, and ad hoc monitoring activities.

Although from time to time, Codere Online experiences cyber incidents, Codere Online is not aware of any risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect Codere Online, including strategies, results of operations, or financial condition. There can be no guarantee that (i) our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective or (ii) that there will not be incidents in the future or that they will not materially affect us, including our strategy, results of operations, or financial condition.

For more information about cybersecurity risks, see the risk factor titled “Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches” in Item 3.D of this annual report.

Governance

Cybersecurity is important to our risk management processes. As mentioned above, the ISTRM Team oversees and addresses risks from cybersecurity threats. Imminent threats are handled by the CSIRT Team. These individuals are informed about, and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. The incident response plan provides for notification to management, the data protection team and, where applicable, the Board of Directors, as appropriate, of any actual or suspected significant cybersecurity incidents and requires regular updates to these parties during an investigation. Members of the ISTRM team and the Director of IT Service Management meet periodically, but at least quarterly, with Codere Online senior executives, including the Chief Information Security Officer, to review Codere Online’s internal process, policies, and practices, for assessing and managing material risks from cybersecurity threats.

The Audit Committee has oversight responsibility for risks and incidents relating to cybersecurity threats. The Audit Committee receives reports from management about the prevention, detection, mitigation, and remediation of cybersecurity risks. The Audit Committee reports to the full board periodically, and at least annually, on its review of cybersecurity controls, policies, practices and risks. Effective in 2024, as part of the Audit Committee’s quarterly meetings with management, the Audit Committee will receive briefings from the Director of IT Service Management and, where appropriate, other individuals with responsibility for cybersecurity, to discuss cybersecurity risks and threats. The Audit Committee will review important trends and developments in cybersecurity risks, information security controls and proposed controls, and related legal requirements and their effect on Codere Online.

Oversight of the Information Security Policy and the Acceptable Use of Information Assets Policy is handled by Information Security Management, which is led by the Director of IT Service Management. The Director of IT Service Management at Codere Online has more than 25 years of experience in consulting and IT services and is experienced with the assessment, definition, and implementation of IT processes and metrics, and adaptation and application of frameworks and standards, balanced score cards, and audits. The Director of IT Service Management is supported by the Director of Information Security and Technology Risk – Chief Information Security Officer at Codere Group. She has more than 24 years of experience as head of cybersecurity in large organizations in the financial and telecommunications sector, where she has been responsible for the design and implementation of information security and IT services.

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

Please refer to pages F-1 through F-57 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Consolidated Articles of Association of Codere Online Luxembourg, S.A., dated as of November 30, 2021 (incorporated by reference to Exhibit 3.1 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

2.1*	Description of Securities.

2.2	Specimen Ordinary Share Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit 4.1 to Codere Online Luxembourg, S.A.’s Form F-4/A, File No. 333-258759, filed with the SEC on October 8, 2021).

2.3	Warrant Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

2.4	Form of Assignment, Assumption and Amendment Agreement by and among DD3 Acquisition Corp. II, Codere Online Luxembourg, S.A. and Continental Stock Transfer & Trust Company, with respect to the Warrant Agreement dated as of December 7, 2020 (incorporated by reference to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

2.5	Form of Warrant Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit A to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.1#	Business Combination Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit 2.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

4.2	Contribution and Exchange Agreement, dated as of June 21, 2021, by and among Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.3	Investor Support Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.5	Forward Purchase Agreement, dated as of November 17, 2020, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.5 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.6	Forward Purchase Agreement, dated as of November 19, 2020, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.12 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.7	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.6 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.8	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.7 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.9	Form of Registration Rights and Lock-Up Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP, Baron Global Advantage Fund, Baron Emerging Markets Fund, Destinations International Equity Fund, Codere Newco, S.A.U. and DD3 Acquisition Corp. II (incorporated by reference to Exhibit A of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.10	Form of Nomination Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC and Codere Newco, S.A.U. (incorporated by reference to Exhibit B of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.11	Form of Indemnification Letter, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit C of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.12	Form of Redemption Agreement for Codere Ordinary Shares by and between Codere Online Luxembourg, S.A. and Codere Newco, S.A.U. (incorporated by reference to Exhibit G of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.13	Form of Expenses Reimbursement Letter by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit H of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.14	Relationship and License Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.13 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.15#	Sponsorship and Services Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.14 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.16*#	New Platform and Technology Services Agreement, made and entered into as of October 8, 2024, effective from January 1, 2023, by and between Codere Online S.A.U., Servicios de Juego Online, S.A.U., Codere Apuestas Espana S.L.U. and Codere Newco S.A.U.

4.17	English translation of agreement, dated June 21, 2021, by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 10.16 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.18*	English translation of the amendment, effective as of August 2, 2023, to the agreement dated June 21, 2021 by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico

4.19	Internal Affiliate Program Master Agreement, dated March 12, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.17 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.20*#	Amendment No.1 to the Internal Affiliate Program Agreement, dated as of June 30, 2023, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U

4.21*#	Executive Vice Chairman Supplemental Bonus Agreement, effective as of May 7, 2024, between Servicios de Juego Online, S.A. Codere Israel Marketing Support Services Ltd., Codere Newco, S.A.U. and Moshe Edree

4.22	Letter Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP and each of the officers, directors and initial stockholders of DD3 Acquisition Corp. II (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.23	Investment Management Trust Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.24	Stock Escrow Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, Continental Stock Transfer & Trust Company and certain securityholders (incorporated by reference to Exhibit 10.4 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.25†	Long-term Incentive Plan Master Agreement (incorporated by reference to Exhibit 4.25 to Codere Online Luxembourg, S.A.’s Annual Report on Form 20-F filed with the SEC on April 29, 2022).

8.1*	List of Subsidiaries of Codere Online Luxembourg, S.A.

11.1*	Codere Online Luxembourg, S.A. Insider Trading Policy.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Ernst & Young, S.L. Letter to the SEC, dated May 1, 2025.

15.2*	Marcum LLP letter to the SEC, dated May 1, 2025.

97.1*	Codere Online Luxembourg, S.A. Clawback Policy.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Documents.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within Inline XBRL document)

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Codere Online Luxembourg, S.A.

Date: May 1, 2025	By:	/s/ Aviv Sher
		Name:	Aviv Sher
		Title:	Chief Executive Officer

Date: May 1, 2025	By:	/s/ Oscar Iglesias
		Name:	Oscar Iglesias
		Title:	Chief Financial Officer

INDEX TO FINANCIAL INFORMATION

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 206)	F-2

Consolidated Statements of Financial Position as of December 31, 2023 and 2022	F-3

Consolidated Statement of Operations for the Year Ended December 31, 2023 and Consolidated Carve-Out Income Statements for the Years Ended December 31, 2022 and 2021	F-4

Consolidated Statement of Comprehensive Income for the Year Ended December 31, 2023 and Consolidated Carve-Out Statements Of Comprehensive Income for the Years Ended December 31, 2022 and 2021	F-5

Consolidated Statement of Changes In Equity For the year Ended December 31, 2023 and Consolidated Carve-Out Statements Of Changes In Equity for the Years Ended December 31, 2022 And 2021	F-6

Consolidated Statement of Cash Flows for the Year Ended December 31, 2023 and Carve-Out Statements Of Cash Flows for the Years Ended December 31, 2022 And 2021	F-8

Notes to Annual Financial Statements	F-9

Report of Independent Registered Public Accounting Firm	F-58

Consolidated Statement of Financial Position as of December 31, 2022, and Consolidated Carve-out Statement of Financial Position as of December 31, 2021	F-59

Consolidated Carve-out Income Statements for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Income Statement for the Year Ended December 31, 2020	F-60

Consolidated Carve-out Statement of Comprehensive Income for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Comprehensive Income for the Year Ended December 31, 2020	F-61

Consolidated Carve-out Statement of Changes in Equity for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Changes in Equity for the Year Ended December 31, 2020	F-62

Consolidated Carve-out Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Cash Flows for the Year ended December 31, 2020	F-64

Notes to Financial Statements	F-65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Codere Online Luxembourg, S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Codere Online Luxembourg, S.A. and its subsidiaries (collectively, the “Company”) as of December 31, 2023, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated carve-out financial statements of the Company as of December 31, 2022 and 2021 were audited by other auditors whose report dated April 28, 2023, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Houston, Texas

May 1, 2025

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022

(Thousands of Euros)

	Notes	12/31/2023	12/31/2022
ASSETS
A) NON-CURRENT ASSETS		8,519	983
Intangible assets	5	10	10
Property, plant and equipment	6	331	200
Non-current financial assets		-	2
Deferred tax assets	12	8,178	771
B) CURRENT ASSETS		65,280	68,325
Trade receivables and other current assets	8	13,604	7,742
Current financial assets	7	10,398	6,775
Cash and cash equivalents	7	41,278	53,808
TOTAL ASSETS (A+B)		73,799	69,308

	Notes	12/31/2023	12/31/2022
EQUITY AND LIABILITIES
A) EQUITY	9	21,286	24,547
Equity attributable to equity holders of the Parent		21,139	24,401
Equity attributable to non-controlling interest		147	146
B) NON-CURRENT LIABILITIES		408	2,008
Non-current financial liabilities	10	408	1,298
Deferred tax liability	12	-	710
C) CURRENT LIABILITIES		52,105	42,753
Borrowings	10	5,105	4,243
Trade payables and other current liabilities	11	47,000	38,510
TOTAL EQUITY AND LIABILITIES (A+B+C)		73,799	69,308

The accompanying notes 1 to 18 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023 AND

CONSOLIDATED CARVE-OUT INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

	Notes	2023	2022	2021
Revenue	13	161,647	115,747	80,253
Personnel expenses	13	(17,437)	(15,301)	(7,080)
Depreciation and amortization	13	(114)	(556)	(721)
Other operating expenses	13	(158,850)	(155,765)	(143,481)
Operating expenses		(176,401)	(171,622)	(151,282)
OPERATING INCOME/(LOSS)		(14,754)	(55,875)	(71,029)
Finance income / (costs)	13	5,826	12,460	3,982
Net finance income / (costs)		5,826	12,460	3,982
NET INCOME/(LOSS) BEFORE TAX		(8,928)	(43,415)	(67,047)
Income tax benefit/(expense)	12	6,513	(2,968)	(966)
NET INCOME/(LOSS) FOR THE YEAR		(2,415)	(46,383)	(68,013)
Attributable to equity holders of the Parent		(2,417)	(46,382)	(68,067)
Attributable to non-controlling interests		2	(1)	54

Basic earnings per share attributable to equity holders of the parent (Euro)	13	(0.05)	(1.03)	(10.18)
Diluted earnings per share attributable to equity holders of the parent (Euro)	13	(0.05)	(1.03)	(10.18)

The accompanying notes 1 to 18 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023 AND

CONSOLIDATED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

	2023	2022	2021
Net loss for the year	(2,415)	(46,383)	(68,013)
Currency translation differences	(3,402)	(1,470)	(1,134)
Income tax impact	-	-	-
Items that may be reclassified subsequently to profit or loss	(3,402)	(1,470)	(1,134)
Total other comprehensive income/(loss) recognized in the year	(3,402)	(1,470)	(1,134)
Total comprehensive loss recognized in the year	(5,817)	(47,853)	(69,147)
Attributable to:
Equity holders of the Parent	(5,819)	(47,852)	(69,201)
Non-controlling interests	2	(1)	54

The accompanying notes 1 to 18 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023 AND

CONSOLIDATED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Net Parent investment	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at January 1, 2021	60	-	(33,970)	(7,056)	-	-	949	(40,017)	92	(39,925)
Net income/(loss) for the year	-	(68,067)	-	-		-	-	(68,067)	54	(68,013)
Other comprehensive income/(loss) for the year	-	-	-	-		-	(1,134)	(1,134)	-	(1,134)
Total comprehensive income/ (loss) for the year	60	(68,067)	(33,970)	(7,056)		-	(185)	(109,218)	146	(109,072)
Elimination of SEJO equity (former holding company) (*)	(60)	-	-	-	60	-	-	-	-	-
Incorporation of the new Parent at June 4, 2021 (Note 1)	30	-	-	-	-	-	-	30	-	30
Reclassification of net Parent investment (Note 9) (*)	-	-	-	7,056	(7,056)	-	-	-	-	-
Change in net Parent investment (Note 9) (*)	-	-	-	55,154	-	-	-	55,154	-	55,154
Reclassification to other reserves (Note 9) (*)	-	-	-	(55,154)	55,154	-	-	-	-	-
SEJO contribution (Note 9)	29,970	-	-	-	(29,970)	-	-	-	-	-
DD3 contribution (Note 9)	15,122	-	-	-	-	106,920	-	122,042	-	122,042
Balance at December 31, 2021 (*)	45,122	(68,067)	(33,970)	-	18,188	106,920	(185)	68,008	146	68,154
Net income/(loss) for the year	-	(46,382)	-	-	-	-	-	(46,382)	(1)	(46,383)
Other comprehensive income/(loss) for the year	-	-	-	-	-	-	(1,470)	(1,470)	-	(1,470)
Total comprehensive income/ (loss) for the year	45,122	(114,449)	(33,970)	-	18,188	106,920	(1,655)	20,156	145	20,301
Appropriation of result	-	68,067	(68,067)	-	-	-	-	-	-	-
Employee share-based compensation (Note 9)	-	-	-	-	3,369	-	-	3,369	-	3,369
Other movements (Note 9)	-	-	-	-	877	-	-	877	-	877
Balance at December 31, 2022	45,122	(46,382)	(102,037)	-	22,434	106,920	(1,655)	24,402	145	24,547

(*)	The historical combined carve-out financial statement for the year ended December 31, 2020 was presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, where Servicios de Juego Online, S.A.U. (“SEJO”) was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A. which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The Net Parent Investment balance included the balances that were recorded in the historical combined carve-out financial statements and the transfer of the balance from Net Parent Investment to other reserves occurred as a result of the Business Combination. Additionally, as explained in Note 9, the Group capitalized the majority of its outstanding indebtedness with Codere Group. This was initially recorded under the Net Parent Investment heading and as a result of the Business Combination, has been reclassified to other reserves.

The accompanying notes 1 to 18 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023 AND

CONSOLIDATED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2022	45,122	(46,382)	(102,037)	22,434	106,920	(1,655)	24,402	145	24,547
Net income/(loss) for the year	-	(2,417)	-	-	-	-	(2,417)	2	(2,415)
Other comprehensive income/(loss) for the year	-		-	-	-	(3,402)	(3,402)	-	(3,402)
Total comprehensive income/ (loss) for the year	-	(2,417)	-	-	-	(3,402)	(5,819)	2	(5,817)
Appropriation of result	-	46,382	(46,382)	-	-	-	-	-	-
Cancellation of debt (Note 9)	-	-	-	310	-	-	310	-	310
Capital increase (Note 9)	176	-	-	(176)	-	-	-	-	-
Employee share-based compensation (Note 9)	-	-	-	2,246	-	-	2,246	-	2,246
Balance at December 31, 2023	45,298	(2,417)	(148,419)	24,814	106,920	(5,057)	21,139	147	21,286

The accompanying notes 1 to 18 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023 AND

CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

	2023	2022	2021
Net loss before tax	(8,928)	(43,415)	(67,047)
Adjustments to profit/loss:	(3,466)	(8,595)	40,505
Depreciation and amortization (Note 13)	114	556	721
Movements in provisions	2,246	3,369	(16)
Change in Expected credit loss	-	150	(67)
Exchange rate impact (Note 13)	1,618	(5,828)	50
Effect of hyperinflation on results (Note 13)	(5,292)	(2,265)	70
Short term investment gain (Note 13)	(1,020)	-	-
Related parties debt restructuring (Note 13)	1,573	-	-
Other gains and losses (*)	-	-	35,835
Changes in fair value (Notes 10 and 13)	(890)	(4,215)	3,937
Deferred Taxes (Note 12)	-	(61)	-
Interest (Income)/Expenses (Note 13)	(1,815)	(88)	6
Others	-	(213)	(31)
Changes in working capital:	2,034	10,534	21,145
Trade receivables and other current assets (Note 8)	(9,269)	(3,935)	10,321
Trade payables and other current liabilities (Note 11)	11,303	14,469	10,824
Income tax paid	(1,220)	(881)	(270)
Net cash provided by (used in) operating activities	(11,580)	(42,357)	(5,667)
Payment for purchases of property, plant and equipment (Note 5 and 6)	(245)	(164)	(80)
Payments for investments	-	-	(3)
Net cash used in investing activities	(245)	(164)	(83)
Drawdown of other borrowings (Note 10)	1,330	-	450
Capitalized lease payments (IFRS 16)	-	-	(9)
Proceeds from closing of the Business Combination (Note 7)	-	-	89,366
Net cash provided by (used in) financing activities	1,330	-	89,807
Net increase in cash and cash equivalents	(10,495)	(42,521)	84,057
Cash and cash equivalents at the beginning of the year	53,808	94,908	10,901
Effect of changes in exchange rates on cash and cash equivalents	(2,035)	1,421	(50)
Cash and cash equivalents at the end of the year	41,278	53,808	94,908

*	Other gains and losses correspond to the service cost for the listing of ordinary shares as described in Note 2.

The accompanying notes 1 to 18 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company” and, together with its subsidiaries, “Codere Online”), was incorporated and was registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

The Company is comprised of the former online gambling operations of its majority shareholder Codere Group Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama and Argentina focused on online gambling and other online services. As of December 31, 2023, Codere Group controls the Company through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 66.2% of the ordinary shares of the Company.

Codere Group means until November 18, 2021, Codere, S.A. and its subsidiaries and from November 18, 2021 until October 15, 2024, Codere New Topco S.A. and its subsidiaries, and as of October 15, 2024, Codere Group Topco, S.A., its successors and assigns, and its subsidiaries from time to time, including Codere Newco. Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks. Codere Group has been listed on the Madrid Stock Exchange since October 19, 2007 and Codere S.A.’s shares were delisted in 2022 as a result of a corporate restructuring.

The perimeter consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia S.A.S.**	Operating Entity	100%	Colombia
Operating Management Services Panama S.A.**	Operating Entity	100%	Panama
LIFO AenP.**	Operating Entity	99.99%	Mexico
Codere Online Operator LTD***	Operating Entity	100%	Malta
Codere Online Argentina, S.A. **	Operating Entity	95%	Argentina
Codere Online Argentina, S.A. Unión Transitoria.**	Operating Entity	92.2%*	Argentina
Codere Online Management Services LTD. ****	Supporting Entity	100%	Malta
Codere Israel Marketing Support Services LTD.	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD.*****	Supporting Entity	100%	Gibraltar

*	1% directly through SEJO and 96% indirectly through Codere Online´s 95% ownership of Codere Online Argentina, S.A.
**	Please refer to Note 17 for more information about these entities.
***	Its liquidation is still in process and, once completed, it will be effective as from August 28, 2024.
****	Liquidated on December 1, 2023.
*****	Liquidated on January 17, 2024

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Following the incorporation of the Company, the creation of Codere Online was performed in three steps. The first two steps relate to the reorganization of all the online businesses of Servicios de Juego Online, S.A.U. (the “Restructuring”), which involved (1) the transfer of the relevant entities and businesses that were not direct or indirect subsidiaries or businesses of Servicios de Juego Online, S.A.U. (“SEJO”) to SEJO, (2) the transfer of SEJO to Codere Online Luxembourg. The third step relates to the business combination agreement, which was entered into on June 21, 2021, between DD3 Acquisition Corp. II (“DD3”), a publicly listed entity in the United States whose shares were traded on the Nasdaq Capital Market (“Nasdaq”), Codere Online U.S. Corp (“Merger Sub”), a Delaware corporation newly created in 2021 as part of this transaction, CNEW, SEJO and the Company (the “Business Combination Agreement”).

The first step of the creation of Codere Online (the “Restructuring”) involved a corporate restructuring where all of the Codere Group’s online gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities became operated or owned by SEJO and its subsidiaries by holding or receiving assets, rights and/or entities from the Codere Group, as set forth in the Business Combination Agreement (except that, in Colombia, Panama and the City of Buenos Aires (Argentina), in lieu of causing the consummation of the restructuring step plan agreed with DD3 in respect of each of such jurisdictions, Codere Online entered into a Restructuring Agreement with the relevant subsidiaries of Codere Group in the affected jurisdiction). Prior to the corporate restructuring, the following entities were already wholly owned subsidiaries of SEJO: Codere Israel Marketing Support Services LTD, Codere Online Operator LTD, Codere Online Management Services LTD (“OMSE”), and Codere (Gibraltar) Marketing Services LTD.

In Spain and Italy, Codere Online, S.A.U. and Codere Scommese S.R.L., respectively, were transferred to, and became wholly owned subsidiaries of SEJO on June 27, 2021, which became in turn a subsidiary of the Company upon consummation of the Exchange.

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

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

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

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

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

The second step of the creation of the Codere Online (the “Exchange”) involved the transfer of SEJO to the Company in exchange for 29,970,000 of additional newly issued ordinary shares of the Company, nominal value of €1 per ordinary share, which were issued to CNEW. CNEW is a Spanish public limited liability company (Sociedad Anónima Unipersonal), having its registered office at 26, Avenida de Bruselas, 28108 Alcobendas, Madrid, Spain and registered with the trade registry of Madrid under the reference Volume 34399, page 192, section 8, Sheet M-618.784 and is the sole shareholder of the Company.

As explained above, Codere Online was reorganized through a series of corporate transactions. Firstly, the Restructuring and secondly the Exchange, which was the non-monetary contribution of SEJO to the Company at book value in exchange for 29,970,000 ordinary shares of the Company effective on November 29, 2021 (see Note 9). As result SEJO became a wholly owned subsidiary of the Company. The reorganization of all the online business under SEJO and the subsequent non-monetary contribution was considered a business combination under common control using the “predecessor accounting method”.

The third step relates to the merger (the “Merger”) of Codere Online U.S. Corp with and into DD3, with DD3 surviving the Merger as a wholly owned subsidiary of the Company. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp”. The Merger was closed on November 30, 2021, and immediately prior thereto, each share of DD3 Class B Common Stock issued and outstanding immediately prior to the close of the Merger was automatically converted and exchanged for one validly issued, fully paid and non-assessable share of DD3 Class A Common Stock (the “Class B Conversion”). Additionally, each share of DD3 Class A Common Stock issued and outstanding immediately prior to the close of the Merger (15,121,956 shares) was exchanged for one share of the Company (the “Ordinary Shares Merger Issuance”) pursuant to a share capital increase of the Company (the “Company Capital Increase”) (see Note 9). Additionally, the conversion of each DD3 warrant (6,435,000 warrants), which no longer represented a right to acquire one share of DD3 Class A Common Stock was substituted by the right to acquire one Company ordinary share on substantially the same terms. The Merger was not considered a business combination under IFRS 3, Business Combinations, but rather it has been accounted for under IFRS 2, Share-based Payment, as DD3 was not considered to be a business based on IFRS 3. As a result of the Exchange and the Merger completed on November 29 and November 30, 2021, respectively, SEJO and DD3 became direct wholly owned subsidiaries of the Company.

The transactions detailed above pursuant to the Business Combination Agreement, including the Restructuring, the Exchange, the Class B Conversion, the Merger and the Company Capital Increase, collectively represent the “Business Combination”.

The ordinary shares and warrants of the Company have been listed on the Nasdaq since December 1, 2021.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and pursuant to the interpretations issued by Interpretation Committee of the IASB (“IFRIC”). Note 3 includes a detailed description of the most significant accounting policies used consistently to prepare these consolidated financial statements.

The consolidated financial statements were approved by the board of directors on April 28, 2025.

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

The consolidated carve-out financial statements are considered “carve-out” financial statements because the 2022 and 2021 income statements and statements of cash flows include carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly owned subsidiaries of SEJO, which became in turn a subsidiary of the Company upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”, and except for the online business results carved out from Iberagen, S.A. to be presented in the relevant financial statements of Codere Group, until the incorporation of Codere Online Argentina, S.A. in July 18, 2022.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

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

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of the Company in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Online, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of the Company in the consolidated carve-out financial statements of Codere Online from the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements.

Changes in perimeter

The perimeter of Codere Online consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg) as described in Note 1 of these Consolidated Financial Statements.

Codere (Gibraltar) Marketing Services LTD operations were discontinued effective as of April 30, 2023 and was liquidated on January 17, 2024 as detailed in Events After the Reporting Date Note (Note 18).

The Malta supporting entity (Codere Online Management Services LTD) has been liquidated effective as of December 1, 2023. The Malta operating entity (Codere Online Operator LTD) liquidation is still in process and, once completed, it will be effective as from August 28, 2024.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

3.	ACCOUNTING POLICIES

As stated in Note 2, Codere Online´s consolidated financial statements for the periods ended December 31, 2023 and 2022, have been prepared in accordance with IFRS as issued by the IASB and pursuant to the interpretations issued by the IFRIC.

Codere Online adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2), effective January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of 'material', rather than 'significant', accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The following is a description of the material accounting policies used in preparing the accompanying consolidated financial statements:

a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, 2023.

Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

The Company holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which the Company is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO initially held 95% and the economic rights over the remaining 5% after it was incorporated and registered on January 28, 2022. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Company´s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

Regarding the Restructuring of the entities under common control, was treated as a reorganization of entities under common control, which is outside of the scope of IFRS 3 (Business Combinations). Accordingly, the Company made an accounting policy choice to present business combinations under common control using the “predecessor accounting method” or “pooling of interest method”, which means the assets and liabilities of the incorporated businesses were reflected at their carrying amounts. No adjustments were made to reflect fair values or recognize any new assets or liabilities at the date of the Closing of the Business Combination that would otherwise be done under the acquisition method. Additionally, any difference between the consideration paid/transferred and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the relevant transaction was reflected as an adjustment to equity.

The consolidated carve-out financial statements were prepared using Codere Group’s historical basis in the assets and liabilities and include all revenues, expenses, assets and liabilities attributed to Codere Online up as part of the Restructuring, including certain general and administrative services provided by Codere Group. These general and administrative services were provided by Codere Online until consummation of the Business Combination on November 30, 2021. Codere Online believes that by including these costs, the consolidated carve-out income statements include a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Group if it had operated as an independent, publicly traded company during the precedent periods or of the costs expected to be incurred in the future. Codere Online entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide Codere Online with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that Codere Online is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of Codere Online’s revenue.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

b)	Functional and presentation currency

The functional currency of all entities comprising Codere Online is the currency of the countries in which they operate. The presentation currency of Codere Online is the Euro and therefore, all balances and transactions denominated in currencies other than the Euro are deemed to be denominated in a foreign currency.

Transactions in foreign currencies are translated at their initial valuation at the spot exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rate prevailing at the balance sheet date. Exchange differences, both positive and negative, arising in this process, as well as those arising on settlement of these assets and liabilities, are recognized in the consolidated statement of operations and carve-out income statements for the year in which they arise.

Amounts are presented in these consolidated financial statements are in thousands of euros, unless otherwise stated.

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

When IAS 29 applies, the subsidiary’s financial statements are adjusted for the effects of changes in the general price level, in order to provide users with information that is more meaningful and useful, which means that:

-	Adjust the historical cost of the non-monetary assets and liabilities and the various equity items from the date of acquisition or incorporation onto the consolidated statement of financial position until the end of the financial year to reflect changes in the purchasing power of the currency as a result of inflation.

-	To reflect the gain or loss corresponding to the impact of the year’s inflation on the net monetary position on the consolidated statement of operations and carve-out income statements.

-	Adjust the different items on the consolidated statement of operations and carve-out income statements and cash flow statement by the inflationary index since their generation, with a balancing entry in financial results and a reconciling item in the cash flow statement, respectively.

-	Convert all components of the financial statements to the closing exchange rate. In the case of the Argentine companies, to the closing exchange rate as at December 31, 2023 being 893 pesos per euro.

At December 31, 2023, no country other than Argentina, in which the consolidated entities of Codere Online are located, is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by IFRS-IASB.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

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

As required, management also performs an analysis on intangible assets with definite useful lives in order to determine whether there are any potential indicators of impairment. Intangible assets with definite useful lives are amortized on a straight-line basis according to the following:

●	Licenses for computer programs acquired from third parties are capitalized based on the costs incurred to acquire them and to prepare each specific program for use. These costs are amortized over their estimated useful lives.

●	The service concession arrangement of Codere Online was acquired in Italy which grants it rights to economic benefits for online business and was capitalized based on the costs incurred to acquire it. These costs are amortized over their estimated useful lives.

Years of estimated useful life
Service concession arrangement	2
Software	4

e)	Property, plant and equipment (“PP&E”)

Property, plant and equipment is carried at cost less any accumulated depreciation and impairment in value, if any.

Cost includes, among others, direct labor costs incurred in the installation and the relevant allocable portion of the indirect costs.

Codere Online depreciates its property, plant and equipment from the time they can be placed in service, depreciating the cost of the assets on a straight-line basis over the assets’ estimated useful lives, which are as follows:

Years of estimated useful life
Machinery and equipment	3-10 years
Other fixtures, fittings and tools	3-15 years

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

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

Classification of financial assets

Financial assets and financial liabilities are recognized when an entity within Codere Online becomes a party to the contractual provisions of a financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net income or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated statement of operations and carve-out income statements.

Financial assets

Financial assets are classified into three main categories: amortized cost, fair value through net income or loss and fair value through OCI, depending on the business model and the characteristics of the contractual cash flows.

Loans, accounts receivable and financial assets that Codere Online expressly intends and is able to hold to maturity are subsequently measured at amortized cost less any related impairment losses.

Loans and accounts receivable maturing within no more than 12 months from the reporting date are classified as current items and those maturing within more than 12 months are classified as non-current items.

Impairment of financial assets

Codere Online recognizes a loss allowance for expected credit losses on investments in debt instruments which are measured at amortized cost. The amount of expected credit losses is updated on each reporting date to reflect changes in credit risk since the initial recognition of the financial instrument.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Codere Online recognizes lifetime Expected Credit Losses (“ECL”) for receivables, applying the simplified approach established by the IFRS 9 standard. As Codere Online’s historical credit loss experience between Group’s entities is nil, the expected credit loss is estimated based on certain risk parameters, publicly available, such as the probability of default (PD) of Codere Online and a loss given at default (LGD) of 100%.

Derecognition of financial assets

Codere Online derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If Codere Online neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, Codere Online recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If Codere Online retains substantially all the risks and rewards of ownership of a transferred financial asset, Codere Online continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

With respect to the derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received (and which will be received in the future) and the cumulative gain or loss that had been recognized in the consolidated statements of comprehensive income and accumulated in equity is recognized in the Consolidated Statement Of Operations And Carve-Out Income Statements.

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

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated statement of operations and carve-out income statements. The remaining amount of change in the fair value of liability is recognized in the consolidated statement of operations and carve-out income statements. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Derecognition of financial liabilities

Codere Online derecognizes financial liabilities when, and only when, Codere Online's obligations are discharged, cancelled or expire. The difference between the carrying amount of the derecognized financial liability and the consideration paid and payable is recognized in the Consolidated Statement Of Operations And Carve-Out Income Statements.

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for Codere Online’s shares at a fixed price. Although the warrants will be exchanged for Codere Online’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument. Changes in the fair value of the financial liability are presented in the consolidated statement of operations and carve-out income statements under the heading “Finance income / (costs)”.

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

Online gambling

Codere Online generates its revenues from online gambling (online casino and sports betting). Codere Online recognizes revenue from online gambling at a point in time when each wager has been made and resolved. It is recorded as gambling revenue in the accompanying consolidated statement of operations and carve-out income statements, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. We report all the wins as revenue and our provider’s share is reported in other operating expenses.

Balances related to revenue

A liability is recognized as an obligation to provide the gambling service to a customer for which Codere Online has received consideration from the customer, at which time a contract liability is recognized under trade payables and other current liabilities. For example, online sports betting involves a player placing a wager on a particular outcome of a sporting event at some fixed odds.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

j)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax, if any.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated statement of operations and carve-out income statements because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Codere Online's current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Tax impacts of the Business Combination

As a result of the Business Combination explained in Note 1, the following steps were followed:

-	Carve-out process in different countries:

The financial information related to Codere Group’s online business was carved-out from the traditional retail business. See considerations for each country below.

Spain: The Spanish company Codere España S.A. performed a financial spin-off of its shares in Codere Online (Melilla) in favour of SEJO. Based on the valid economic grounds of the transaction, Codere Online has applied the tax neutrality regime that provides roll over relief for Spanish CIT purposes. Codere Online complied with the formal obligations to apply this regime (formally opt for the regime and communication to the Tax Authorities). As per IAS 12, no deferred taxes have been recorded as: (i) no tax losses or other tax credits were transferred on this transaction and (ii) the shares transferred were transferred at the value it had in the transferor for accounting and tax purposes.

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

Italy: Codere Scommese S.r.l. (“Codere Scommese”) only performs activities related to the online business and not traditional retail activities; therefore, the shares of the entity were directly transferred from Codere Scommese to SEJO. The transfer of the shares has given rise to a capital gain that will be taxed in the corporate income tax of Codere Online. However, Codere Online will apply the 95% “participation exemption” as the requirements for the application of the exemption are met. As per IAS 12, no deferred tax assets or liabilities have been recorded as a consequence of this transaction as the transfer of Codere Scommese’s shares were valued for accounting and tax purposes at market value.

Argentina: The entity that held the online license in Argentina was Iberargen, S.A. (“Iberargen”). As Codere Online Argentina has not been registered yet, the entity that is operating the online business is Iberargen and the results from online business of Argentina were carve-out from Iberargen since the online operations in Argentina started on December 1, 2021. There are no tax implications on the incorporation of Codere Online Argentina.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

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

-	Incorporation of the Company in Luxembourg and Merger Sub in Delaware:

CNEW incorporated the Company in Luxembourg on June 4, 2021. In addition, the Company incorporated a subsidiary corporation in Delaware, Merger Sub. No adverse tax implications arose in Luxembourg or the United States for the incorporation of these entities. As per IAS 12, no deferred tax assets or liabilities were recorded on this transaction.

-	Share for share Exchange:

Following the Restructuring CNEW contributed SEJO to The Company pursuant to the Exchange. In Spain, based on the valid economic grounds of the transaction, Codere Online has applied the tax neutrality regime that provides roll over relief for Spanish CIT purposes. Codere Online complied with the formal obligations to apply this regime (formally opt for the regime and communication to the tax authorities). In Luxembourg, no adverse tax impact arose, as the transfer of the shares in SEJO in exchange for new shares in the Company was performed at fair market value and the Company issued shares for the same value. As per IAS 12, no deferred taxes were recorded as: (i) no tax losses or other tax credits were transferred on this transaction and (ii) the shares transferred were transferred at the value it had in the transferor for accounting and tax purposes.

-	Reverse merger for the SPAC (DD3)

The Merger was effective on November 30, 2021 (i.e., one business day after effectiveness of the Exchange. In Luxembourg, no adverse tax impact arose. In the United States, no adverse tax impact arose as the adverse consequences of the inversion rules were not applicable (see “U.S. Anti-Inversion Rules” section below).

-	Capital Increase

The Company increased its share capital in connection with the Merger. This share capital increase was subscribed by DD3’s shareholders by means of the contribution of their Class A common stock (following the Class B Conversion) of DD3. That is, DD3’s shareholders exchanged their DD3 common stock for ordinary shares of The Company. Following the consummation of the Merger, the Company became the sole shareholder of DD3 and the former shareholders of DD3 became shareholders of The Company, together with Codere Newco. In Luxembourg, no adverse tax impact arose, as the Company issued new instruments with a value which corresponds to the fair market value of the DD3’s Class A common stock.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

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

Codere Online and its U.S. tax advisors have reviewed the requirements of the application of the U.S. inversion rules to the reverse merger of Merger Sub into DD3 and concluded that the U.S. inversion rules stated in Section 7874 should not apply because the shareholders of DD3 received for purposes of Section 7874 less than 60% of the ordinary shares of The Company. However, the rules for determining ownership under Section 7874 are complex, unclear in some respects, and the subject of ongoing and recent legislative and regulatory review.

Global minimum top-up tax

Codere Online has adopted International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) upon their release on 23 May 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure (see Note 12).

k)	Non-current and current assets and liabilities

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of Codere Online or are held-for-sale. Non-current assets and liabilities include all other types of assets and liabilities.

l)	Use of estimates and judgements

No key assumptions made by Codere Online in preparing its estimates about future performance and other relevant sources of uncertainty at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year have been identified. However, Codere Online has made certain accounting estimates that involve a degree of judgment and complexity, including:

●	The calculation of expected credit losses, which, although with limited impact, is based on assumptions developed by the Company;

●	The valuation of share-based payment arrangements under the Long-Term Incentive Plan (LTIP), including the use of a Monte Carlo simulation model to value restricted shares and options granted in 2023, and the application of a 47.2% payout rate for the fair value of deferred payment rights;

●	The assessment of the recoverability of tax loss carryforwards, which involves judgment regarding future taxable income and timing of utilization.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

m)	New IFRS and interpretations of the IFRS Interpretations Committee (“IFRIC”)

Codere Online has applied all of the applicable IFRS-IASB standards and amendments that were effective for periods ended December 31, 2023 and prior to such date. Codere Online has used the same accounting policies in its opening IFRS consolidated statement of financial position and through all of the periods presented in these consolidated financial statements.

As of December 31, 2023, the following standards, amendments and interpretations have been published by the IASB, but their application is not yet mandatory for Codere Online, and Codere Online has not elected to early adopt the policies once allowed to do so. Codere Online intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

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

1 January 2024

Amendment to IFRS 16 - Lease Liability in a Sale and Leaseback	Lease Liability in a Sale and Leaseback amends IFRS 16 by adding subsequent measurement requirements for sale and leaseback transactions:	1 January 2024

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements	The amendments will add disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements.	1 January 2024

Lack of Exchangeability — Amendments to IAS 21	Under the amendments, companies will need to provide new disclosures to help users assess the impact of using an estimated exchange rate on the financial statements.	1 January 2025

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Standards and Amendments		Mandatory application: annual periods beginning on or after

Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7	On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:	1 January 2026

● clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

● clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

● add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

IFRS 18 Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.	1 January 2027

IFRS 19 Subsidiaries without Public Accountability: Disclosures	Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.	1 January 2027

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the consolidated financial statements in the initial period of application. However, Codere Online is currently assessing the detailed implications of applying IFRS 18 on Codere Online’s consolidated financial statements

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

4.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer (“CEO”) of Codere Online. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s online business in Spain, Mexico, Colombia, Panama, Malta, Argentina, Israel and Gibraltar.

The CEO measures the performance of Codere Online’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by the CEO of Codere Online. Thus, the reportable segments for the 2023 consolidated financial statements are formed by Codere Online's operations in Spain, Mexico and Colombia. Panama, Argentina and Codere Online Operator LTD (Malta) are grouped under “Other operations”. OMSE, Codere Israel Marketing Support Services LTD, Codere Online, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation have been grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies) to entities that only provide internal support services.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8: BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm's length basis and are included in the “Eliminations” column. Information relating to other Codere Online companies not specifically included in these segments is reported under “Other Operations”.

The following tables break down certain of the information presented in the consolidated statement of operations and carve-out income statements for the years ended December 31, 2023, 2022 and 2021 by Codere Online's operating segments (amounts expressed in thousands of euros).

12/31/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	75,669	73,315	8,581	4,082	45,263	(45,263)	161,647
Personnel expenses	(1,968)	(1,776)	(292)	(700)	(12,701)	-	(17,437)
Depreciation and amortization	(24)	(32)	(2)	(6)	(50)	-	(114)
Other operating expenses	(60,362)	(83,181)	(10,587)	(8,897)	(41,086)	45,263	(158,850)
Operating expenses	(62,354)	(84,989)	(10,881)	(9,603)	(53,837)	45,263	(176,401)
OPERATING INCOME/(LOSS)	13,315	(11,674)	(2,300)	(5,521)	(8,574)	-	(14,754)
Finance income	1,030	6,552	403	8,586	28,553	(23,406)	21,718
Finance costs	(51)	(4,920)	(11)	(8,568)	(275,423)	273,081	(15,892)
Net finance income/(costs)	979	1,632	392	18	(246,870)	249,675	5,826
NET INCOME/(LOSS) BEFORE TAX	14,294	(10,042)	(1,908)	(5,503)	(255,444)	249,675	(8,928)
Income tax benefit/(expense)	(1,500)	(8)	187	15	7,819	-	6,513
NET INCOME/(LOSS) FOR THE YEAR	12,794	(10,050)	(1,721)	(5,488)	(247,625)	249,675	(2,415)
Attributable to equity holders of the Company	12,794	(10,052)	(1,721)	(5,488)	(247,625)	249,675	(2,417)
Attributable to non-controlling interests	-	2	-	-	-	-	2

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

12/31/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	60,043	45,518	7,007	3,179	56,310	(56,310)	115,747
Personnel expenses	(559)	(1,184)	(178)	(875)	(12,505)	-	(15,301)
Depreciation and amortization	(51)	(21)	(4)	(125)	(355)	-	(556)
Other operating expenses	(53,521)	(74,074)	(14,315)	(9,383)	(60,770)	56,298	(155,765)
Operating expenses	(54,131)	(75,279)	(14,497)	(10,383)	(73,630)	56,298	(171,622)
OPERATING INCOME/(LOSS)	5,912	(29,761)	(7,490)	(7,204)	(17,320)	(12)	(55,875)
Finance income	256	3,366	1,477	1,344	25,327	(6,667)	25,103
Finance costs	(1)	(2,724)	(1,776)	290	(57,385)	48,953	(12,643)
Net finance income/(costs)	255	642	(299)	1,634	(32,058)	42,286	12,460
NET INCOME/(LOSS) BEFORE TAX	6,167	(29,119)	(7,789)	(5,570)	(49,378)	42,274	(43,415)
Income tax benefit/(expense)	(576)	10	(4)	(4)	(2,406)	12	(2,968)
NET INCOME/(LOSS) FOR THE YEAR	5,591	(29,109)	(7,793)	(5,574)	(51,784)	42,286	(46,383)
Attributable to equity holders of the Company	5,591	(29,108)	(7,793)	(5,574)	(51,784)	42,286	(46,382)
Attributable to non-controlling interests	-	(1)	-	-	-	-	(1)

12/31/2021	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	49,753	24,908	3,976	989	39,547	(38,920)	80,253
Personnel expenses	(359)	(407)	(95)	(283)	(5,934)	(2)	(7,080)
Depreciation and amortization	(150)	(7)	(3)	(100)	(462)	1	(721)
Other operating expenses (*)	(47,947)	(36,812)	(7,853)	(2,314)	(51,615)	3,060	(143,481)
Operating expenses	(48,456)	(37,226)	(7,951)	(2,697)	(58,011)	3,059	(151,282)
OPERATING INCOME/(LOSS)	1,297	(12,318)	(3,975)	(1,708)	(18,464)	(35,861)	(71,029)
Finance income	(5)	242	4	32	14,437	(10,167)	4,543
Finance costs	-	(7)	(28)	(2)	(10,649)	10,125	(561)
Net finance income/(costs)	(5)	235	(24)	30	3,788	(42)	3,982
NET INCOME/(LOSS) BEFORE TAX	1,292	(12,083)	(3,999)	(1,678)	(14,676)	(35,903)	(67,047)
Income tax benefit/(expense)	(68)	-	-	(7)	(891)	-	(966)
NET INCOME/(LOSS) FOR THE YEAR	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,903)	(68,013)
Attributable to equity holders of the Company	1,224	(12,083)	(3,999)	(1,685)	(15,567)	(35,957)	(68,067)
Attributable to non-controlling interests	-	-	-	-	-	54	54

*	Includes the transaction costs of the Business Combination as described in Note 2.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

The following tables break down certain of the information presented in the consolidated statement of financial position as of December 31, 2023 and includes the statement of financial position as of December 31, 2022 by Codere Online's operating segments (amounts expressed in thousands of euros).

12/31/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	251	59	8	43	125,944	(117,786)	8,519
Current assets	57,153	11,027	4,006	4,472	164,282	(175,660)	65,280
Trade receivables and other current assets	14,666	1,537	656	1,552	55,899	(60,706)	13,604
Current financial assets	31,689	2,744	1,565	920	88,403	(114,923)	10,398
Cash and cash equivalents	10,798	6,746	1,785	2,000	19,980	(31)	41,278
Total Assets	57,404	11,086	4,014	4,515	290,226	(293,446)	73,799
EQUITY	32,959	(18,372)	(558)	(9,014)	134,329	(118,058)	21,286
NON-CURRENT LIABILITIES	-	-	-	-	408	-	408
CURRENT LIABILITIES	24,445	29,458	4,572	13,529	155,489	(175,388)	52,105
Borrowings	2,247	3,288	1,490	9,108	135,140	(146,168)	5,105
Trade payables and other current liabilities	22,198	26,170	3,082	4,421	20,349	(29,220)	47,000
Total EQUITY AND LIABILITIES	57,404	11,086	4,014	4,515	290,226	(293,446)	73,799

12/31/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	29	70	7	38	111,129	(110,290)	983
Current assets	31,665	4,787	5,133	2,594	180,924	(156,778)	68,325
Trade receivables and other current assets	13,460	2,132	3,261	742	33,814	(45,667)	7,742
Current financial assets	10,476	1,995	873	696	103,816	(111,081)	6,775
Cash and cash equivalents	7,729	660	999	1,156	43,294	(30)	53,808
Total Assets	31,694	4,857	5,140	2,632	292,053	(267,068)	69,308
EQUITY	19,883	(47,067)	(1,554)	(6,057)	169,899	(110,557)	24,547
NON-CURRENT LIABILITIES	-	-	-	-	2,008	-	2,008
CURRENT LIABILITIES	11,811	51,924	6,694	8,689	120,146	(156,511)	42,753
Lease obligations	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-
Borrowings	306	37,657	68	6,251	99,986	(140,025)	4,243
Trade payables and other current liabilities	11,505	14,267	6,626	2,438	20,160	(16,486)	38,510
Total EQUITY AND LIABILITIES	31,694	4,857	5,140	2,632	292,053	(267,068)	69,308

Codere Online does not have any customers that individually account for 10% or more of its interest and income for the years ended December 31, 2023 and 2022.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

5.	INTANGIBLE ASSETS

The table below reconciles the carrying amounts of “Intangible assets” at the beginning and end of the reporting periods:

Cost	Balance at 12/31/2022	Additions	Derecognitions	Balance at 12/31/2023
Software	4,409	-	-	4,409
Total Cost	4,409	-	-	4,409
Accumulated amortization (Note 13)

Software	(4,399)	-	-	(4,399)
Total Amortization	(4,399)	-	-	(4,399)
Total Carrying amount	10	-	-	10

Cost	Balance at 12/31/2021	Additions	Derecognitions	Balance at 12/31/2022
Service concession arrangement	200	-	(200)	-
Software	4,392	17	-	4,409
Total Cost	4,592	17	(200)	4,409
Accumulated amortization (Note 13)

Service concession arrangement	(103)	(97)	200	-
Software	(4,020)	(379)	-	(4,399)
Total Amortization	(4,123)	(476)	200	(4,399)
Total Carrying amount	469	(459)	-	10

The service concession arrangement total derecognition for 200 thousand is caused by the liquidation of the Italian subsidiary (Codere Scommese S.R.L.) because Codere Online's service concession contract included a service concession contract acquired in Italy that granted rights to economic benefits for the online business.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

6.	PROPERTY, PLANT AND EQUIPMENT

The reconciliation of the carrying amounts of the items comprising “Property, plant and equipment” at the beginning and end of the reporting period:

Cost	Balance at 12/31/2022	Additions	Derecognitions	Balance at 12/31/2023
Machinery and equipment	394	245	-	639
Other fixtures, fittings and tools	10	-	-	10
Total	404	245	-	649
Accumulated depreciation (Note 13)

Machinery and equipment	(200)	(114)	-	(314)
Other fixtures, fittings and tools	(4)	-	-	(4)
Total	(204)	(114)	-	(318)
Carrying amount	200	131	-	331

Cost	Balance at 12/31/2021	Additions	Derecognitions	Balance at 12/31/2022
Machinery and equipment	247	147	-	394
Other fixtures, fittings and tools	10	-	-	10
Total	257	147	-	404
Accumulated depreciation (Note 13)

Machinery and equipment	(121)	(79)	-	(200)
Other fixtures, fittings and tools	(3)	(1)	-	(4)
Total	(124)	(80)	-	(204)
Carrying amount	133	67	-	200

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

7.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under financial assets at December 31, 2023 and 2022 is as follows:

	Amortized Cost
12/31/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	65,280	65,280	65,280
Trade receivables and other current assets (Note 8)	13,604	13,604	13,604
Current financial assets	10,398	10,398	10,398
Cash and cash equivalents	41,278	41,278	41,278

	Amortized Cost
12/31/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	68,325	68,325	68,325
Trade receivables and other current assets (Note 8)	7,742	7,742	7,742
Current financial assets	6,775	6,775	6,775
Of which:
with related parties (Note 14)	-	-	-
Cash and cash equivalents	53,808	53,808	53,808

Cash and cash equivalents also include restricted cash related to customers in certain jurisdictions (Spain, Colombia, Panama and the City of Buenos Aires) where regulations require the Company to maintain cash reserves equal to the amount customer monies held in their virtual wallet. As of December 31, 2023 and 2022 it amounted to €5,150 and €4,829 thousand, respectively.

Trade receivables and other current assets include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to its virtual wallets amounting to €1,445 and €3,357 thousand as of December 31, 2023 and 2022, respectively.

Current financial assets mainly correspond to “in transit” deposits made by customers through payment service providers to their virtual wallets and amounted to €9,905 and €6,455 thousand euros as of December 31, 2023 and 2022, respectively. These deposits are normally settled and appear in the Company’s bank accounts between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

The expected credit losses recognized on current financial assets as of December 31, 2023 and 2022 amounted to €138 and €138 thousand, respectively.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

8.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at December 31, 2023 and 2022 is as follows:

	12/31/2023	12/31/2022
Trade receivables:
Other receivables from the Codere Group companies (Note 14)	8,147	4,309
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset (VAT)	5,169	2,793
Prepayments	414	677
Other receivables	(27)	62
Total	13,604	7,742

Other receivables from the Codere Group companies mainly include balances to be paid by Codere Newco S.A.U. and Codere Apuestas España S.L. amounting to €5,795 thousand as of December 31, 2023.

Other receivables from the Codere Group companies mainly include balances to be paid by Latin American (“Latam”) retail companies from Codere Group amounting to €4,197 thousand as of December 31, 2022.

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	12/31/2023	12/31/2022
EUR	9,847	1,580
ILS	219	61
ARS	633	365
USD	712	343
MXN	1,537	2,132
COP	656	3,261
Total	13,604	7,742

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Codere Online does not hold any collateral as security.

The movement in the allowance for impairment of trade receivables as of December 31, 2023, 2022 and 2021 is as follows:

Expected credit loss as of 12/31/2021	34
Additions	65
Reversal	-
Expected credit loss as of 12/31/2022	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2023	99

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

9.	EQUITY

Before the Business Combination, SEJO was the holding company of Codere Online Business with €60 thousand share capital. On June 4, 2021, the Company was created as described in Note 1 with an initial share capital amounting to €30 thousand divided into 30 thousand ordinary shares with a nominal value of one euro each (€1), all of which are fully paid up. As of December 31, 2021, the share capital of the Company amounted to €45,121,956 divided into 45,121,956 shares as a result of the capital increases in connection with the Business Combination. These 2021 capital increases correspond to the steps mentioned above in Note 1:

●	Exchange: the transfer of SEJO to the Company, in exchange for 29,970,000 of additional newly issued ordinary shares of the Company, which were subscribed for by CNEW.

●	Merger: the contribution of all shares of DD3 Class A Common Stock issued and outstanding immediately prior to the merger to the Company in exchange for 15,121,956 ordinary shares of the Company.

On January 24 and March 29, 2023, the Board of Directors approved the creation and issuance of 99,664 and 76,280 new shares with a nominal value of one euro each (€1), all fully paid up by the capitalization of part of the available reserve of the company. This issuance was made in accordance with the terms of the invitation letter signed by the subscribers of the management incentive plan. Refer to Note 17 for further details of these plans.

See the table below for a summary of ownership of the Company’s outstanding ordinary shares as of December 31, 2023:

	Shares	Percentage
Ordinary shares held by CNEW	30,000,000	66.2%
Other shareholders	15,297,900	33.8%
Ordinary shares outstanding	45,297,900	100%

The 2021 movement in Net Company Investment represents:

i)	Pursuant to the Business Combination Agreement, prior to the effective time of the Merger, CNEW and SEJO capitalized all outstanding liabilities of SEJO and its subsidiaries due to CNEW or any of its subsidiaries so that at the time of the Merger neither SEJO nor any of its subsidiaries had any liability outstanding. During 2021, the following liability conversion into equity took place amounting to €55.3 million:

●	Codere España S.A. and SEJO for €28.1 million (€27.8 million correspond to the borrowings and €0.3 million correspond to the trade payables).

●	CNEW and SEJO for €13.9 million (€9.3 million correspond to the borrowings and €4.6 million correspond to the trade payables).

●	Codere Scommesse S.R.L. and Codere Italy S.A.U. for €1.0 million correspond to the borrowings.

●	Latam companies for €2.8 million correspond to the trade payables.

●	Codere Online Management Services LTD and related parties of Codere Group for €4.8 million correspond to the trade payables.

The Net Company Investment also includes the listing costs supported by CNEW as explained in Note 2 as the Company contribution for €4.6 million in the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

ii)	The impacts of the SEJO contribution.

The SEJO contribution to The Company made by CNEW as of November 29, 2021 as part of the Business Combination has been registered based on the consolidated accounting balances of SEJO sub-consolidated balance sheet as of the date of the transaction, as it is considered to be a reorganization under common control. For the purposes of the equity movements presented in the consolidated carve-out financial statements, as the historical values of SEJO were already presented as predecessor values as of December 31, 2020, the impact is only a reclassification from other reserves to issued capital amounting to €29,970 thousand related to the 29,970,000 new shares issued to Codere Newco at €1 nominal value.

iii)	The incorporation of the new parent as of June 4, 2021

As explained in Note 1, the historical financial statements for the years ended December 31, 2019 and 2020 were presented based on the former structure of the Codere Online Business prior to the Business Combination, where SEJO was the holding company. As a result of the Exchange, the Company became the parent of Codere Online, and consequently, the €30 thousand of issued capital paid upon incorporation of the Company would arise as Issued capital in the consolidated carve-out financial statements.

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

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

In addition to that, the financial assets and financial liabilities incorporated as part of DD3 contribution, which included cash and warrants respectively, have been accounted under IAS 32. The total equity impact recognized in relation to DD3 contribution, accounted based on both IFRS 2 and IAS 32 standards as previously explained, is summarized as follows, with counterpart being the €35,845 thousand of listing costs and €102,425 thousand assets of cash, net of €9,450 thousand of warrant liabilities:

	Shares	Cash USD	Cash Euro	Issued Capital (EUR)	Share Premium (EUR)	Total Equity (EUR)
Total shares after redemptions	8,407,025	$49,177	€43,300	€8,407	€61,288	€69,695
Additional shares issued to PIPE investors	6,714,931	$67,149	€59,124	€6,715	€52,410	€59,124
Total shares issued to DD3 shareholders	15,121,956	$116,326	€102,424	€15,122	€113,698	€128,819

(*)	Spot rate to convert from USD to EUR as of November 30, 2021 was €0.8805 per US$1.00.

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

Other reserves

The Employee share-based compensation reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 17 for further details of these plans. During the years ended December 31, 2023 and 2022 the movement of the Employee share-based compensation in Other reserves, amounted to €2,246 thousand and €3,369, respectively.

As of December 31, 2022 the Other movements allocated in Other reserves that amounted to €898 thousand correspond to an adjustment that reflects the forgiveness of the Cost of Doing Business debt from Codere Group to Codere Online in 2022.

In connection with the closing of the Maltese companies, Codere Online transferred its remaining debt with SEJO and the latter entered into a debt cancellation agreement with CNEW on June 30, 2023, whereby CNEW effectively cancelled the amount owed. The debt amount forgiven of €310 thousand was credited to Other reserves as of December 31, 2023.

Equity attributable to non-controlling interest

As of December 31, 2023 and December 31, 2022 equity attributable to non-controlling interest amounted to €147 and €145 thousand, respectively, which represents 25% of minority shareholder’s interest in the historical online business activity Codere Online has carried out through Hipica de Panama S.A. until October 1, 2021. From December 31, 2021, Panama is 100% controlled by the Company. Currently, the only entity that is not 100% controlled by the Company is LIFO AenP (Mexico), in which it has the 99.99% of the ownership.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

10.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

As of December 31, 2023, and 2022 the breakdown of financial instruments by category is as follows:

Current borrowings at amortized cost

	Amortized Cost
12/31/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	5,105	5,105	5,105
Other borrowings	5,105	5,105	5,105
Of which:
with related parties (Note 14)	5,105	5,105	5,105

	Amortized Cost
12/31/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	4,243	4,243	4,243
Other borrowings	4,243	4,243	4,243
Of which:
with related parties (Note 14)	4,243	4,243	4,243

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €5,105 and €4,243 thousand as of December 31, 2023 and 2022, respectively.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Non-current borrowings at amortized cost

There were no non-current borrowings accounted for at amortized cost as of December 31, 2023 and December 31, 2022 as result of the liability conversion into equity during 2021.

The breakdown of the residual maturity contractual undiscounted cash flows of the borrowings of Codere Online as of December 31, 2023 and 2022, was as follows:

		Non-current
December 31, 2023	Current 2023	2024	2025	2026	2027	2028	Subsequent years	Non-current	Total
Other borrowings	5,105	-	-	-	-	-	-	-	5,105
Of which:
to related parties (Note 14)	5,105	-	-	-	-	-	-	-	5,105
Total	5,105	-	-	-	-	-	-	-	5,105

		Non-current
December 31, 2022	Current 2023	2024	2025	2026	2027	Subsequent years	Non-current	Total
Loans	-	-	-	-	-	-	-	-
Other borrowings	4,243	-	-	-	-	-	-	4,243
Of which:
to related parties (Note 14)	4,243	-	-	-	-	-	-	4,243
Total	4,243	-	-	-	-	-	-	4,243

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Financial liabilities associated with financing activities

The following tables present details regarding the changes in financial liabilities as of December 31 2023 and 2022 that arose from financial activities:

2023

	Balance at 12/31/2022	Cash addition	Related parties debt restructuring	Related party non-cash payable	Related party non-cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2023
Other borrowings	4,243	1,330	-	-	(468)	-	-	5,105
Total	4,243	1,330	-	-	(468)	-	-	5,105

2022

	Balance at 12/31/2021	Drawdown of related party debt	Related party non-cash payable	Related party non-cash settlement	Foreign exchange movement	Changes in fair value	Balance at 12/31/2022
Other borrowings	2,984	-	1,259	-	-	-	4,243
Total	2,984	-	1,259	-	-	-	4,243

Non-current financial liabilities

As of December 31, 2023 and 2022, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

The warrants represent rights to purchase Ordinary Shares of Codere Online under pre-established terms. As of December 31, 2023, total warrants outstanding were 6,435,000.

These rights were converted into Codere Online warrants following the merger with DD3, maintaining the conditions outlined in the Warrant Amendment Agreement entered into in connection with the Merger.

As of December 31, 2023 and 2022, the market price decreased to approximately €0.07 per warrant; therefore, as of December 31, 2023, the fair value of the warrant liabilities amounted to €408 thousand. As of December 31, 2022, the market price decreased to approximately €0.20 per warrant; therefore, as of December 31, 2022, the fair value of the warrant liabilities amounted to €1,298 thousand. The change in fair value of the warrants is reported in the consolidated statement of operations for the year ended December 31, 2023 and carve-out income statement for the year ended December 31, 2022 amounting to €890 thousand and €4,215 thousand, respectively.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

11.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of December 31, 2023 and 2022 is as follows:

	12/31/2023	12/31/2022
Trade payables	31,812	23,791
Customer virtual wallets	7,582	7,034
Other current liabilities	6,856	7,685
Accruals	750	-
Total	47,000	38,510
Of which: with related parties (Note 14)	9,670	6,497

The customer virtual wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accruals include the Codere Online's commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of December 31, 2023 and 2022 is as follows:

	12/31/2023	12/31/2022
Accrued salaries	1,372	1,874
Current tax liabilities	5,478	5,756
Others	6	55
Total	6,856	7,685

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

12.	INCOME TAX MATTERS

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated statement of operations and carve-out income statements date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

On December 15, 2022, the European Council Commission approved Directive 2022/2523 establishing a minimum level of taxation for large national and multinational corporate groups. The objective of this regulation, which will be first time applied in 2024, is that large corporate groups pay taxes in all jurisdictions in which they operate at a minimum rate of 15%. Although, as of December 31, 2023, the Directive was pending transposition in Spain, at the date of formulation it has already been transposed into the Spanish legal system by Law 7/2024, being its implementation subject to the issuance of further regulation. Likewise, at the formulation date of these Consolidated Annual Accounts, Luxembourg have already implemented the Pillar 2 regulations, however, it is still uncertain whether this regulation will be implemented locally in other countries where the Codere Group is located, such as Mexico, Argentina or Panama.

Since the Codere Group falls within the scope of this new tax, the impact it will have has been assessed based on the latest information available in the Country-by-Country Report, as well as the financial information for the year 2023 and, according to the aforementioned information, the effect is expected to be very limited, given that almost all of the jurisdictions in which the Group operates have tax rates above the minimum of 15%. Nonetheless, the Codere Group will continue to assess this issue in its future financial statements.

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations for the fiscal years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Net loss before tax	(8,928)	(43,415)	(67,047)
At Codere Online statutory income tax rate	1,518	7,381	11,398
Tax effect of unrecognized tax losses and permanent differences	4,119	(19,486)	(17,705)
Recognition of previously unrecognised tax losses	854	-	-
Utilisation of previously unrecognised tax losses	-	-	(1,000)
Effect of different rates in different jurisdictions	22	9,137	6,341
Income tax benefit/(expense)	6,513	(2,968)	(966)
Effective tax rate	73%	7%	1%
Of which -
Current tax expense	(1,604)	(3,029)	(966)
Deferred tax benefit/(expense)	8,117	61	-
Total income tax benefit/(expense)	6,513	(2,968)	(966)

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Deferred taxes

	12/31/2021	Recognized in profit or loss	12/31/2022	Recognized in profit or loss	12/31/2023
Deferred tax assets	-	771	771	7,407	8,178
Limitation on deductibility of Spanish CIT	-	-	-	5,986	5,986
Tax losses carried forward	-	-	-	854	854
Share-based payments	-	771	771	567	1,338

Deferred tax liabilities	-	(710)	(710)	710	-
Exchange differences	-	(710)	(710)	710	-

The 2022 deferred tax liability generated due to the fluctuation of the exchange rates between the euro and the other currencies.

As shown in the table below, the Group has generated net losses which can offset against future profits; however, as of December 31, 2023, the Group did not recognize any deferred tax benefit for losses that we do not expect to utilize within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Total as of 12/31/2023
SEJO	24,172
Codere Online S.A.U. (Spain)	1,923
LIFO AenP (Mexico)	31,409
Codere Online Colombia	7,923
Codere Online US Corp	6,752
Codere Online Luxembourg	243,063

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

13.	REVENUE AND EXPENSES

Revenue

The breakdown of Codere Online’s revenues is as follows:

	2023	2022	2021
Online sports betting	72,176	58,470	45,875
Online casino wagering	89,461	57,277	34,178
Others	10	-	200
Total	161,647	115,747	80,253

In 2021 Others represented the disposition of the Greenplay brand in exchange for 200 thousand euros pursuant to an asset purchase agreement between Codere Online and Aspire to Vita Media Group ApS on December 31, 2021.

No customer contributed more than 10% of revenue for the years ended December 31, 2023, 2022 and 2021.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	2023	2022	2021
Spain	75,669	60,043	49,753
Mexico	73,315	45,518	24,908
Colombia	8,581	7,007	3,976
Argentina	1,721	1,077	-
Others	2,361	2,102	1,616
Total	161,647	115,747	80,253

Personnel expenses

The heading personnel expenses for the 2023, 2022 and 2021 periods include expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	2023	2022	2021
Wages, salaries and similar	11,374	9,363	6,248
Social security contributions payable by Codere Online	1,239	790	425
Other social contributions	4,824	5,148	407
Total	17,437	15,301	7,080

Other social contribution includes those expenses resulting from the LTIP executive bonus. During the years ended December 31, 2023 and 2022 it amounted to €2,246 and €3,369 thousand, respectively.

Depreciation and amortization

The breakdown of depreciation and amortization for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Depreciation of property, plant and equipment (Note 6)	114	80	54
Amortization of intangible assets (Note 5)	-	476	659
Amortization of right-of-use assets	-	-	8
Total	114	556	721

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Other operating expenses

The breakdown of other operating expenses for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Gambling taxes	16,281	11,529	8,440
Leases	528	526	596
Utilities, repairs and maintenance	1,432	1,059	793
Professional services and other expenses	59,203	49,396	35,905
Listing and transaction costs	-	-	45,509
Casino license royalties	6,279	4,843	4,024
Marketing expenses	75,127	88,412	48,214
Total	158,850	155,765	143,481

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses in 2023, 2022 and 2021 mainly include: (i) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer, (ii) the payment processing which allow our customers to deposit and withdraw using platforms and (iii) also some of our less popular sports odds hired to external providers. Additionally, this also includes certain other expenses, such as those relating to marketing and customer relationship management (CRM) tools.

Included within listing and transaction costs in 2021 is the cost of the listing of €35.8 million related to the Merger and recorded as a share-based payment in accordance with IFRS 2 (see Notes 2 and 9) and the net transaction costs associated with the Business Combination amounting to €9.6 million.

Finance income / (cost), net

The breakdown of finance income (cost), net for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Interest Income/(Expense), net	1,815	88	(6)
Exchange rate impact	(1,618)	5,828	(50)
Argentina Hyperinflation Impact	5,292	2,265	70
Decrease/(Increase) in Fair Value of Public Warrants (note 10)	890	4,215	3,937
Impact of IFRS 9 on accounting for financial instruments, including impairment*	-	(149)	31
Short term investment gain	1,020	-	-
Related parties debt restructuring	(1,573)	-	-
Others	-	213	-
Total	5,826	12,460	3,982

*	Impact of IFRS 9 on accounting for financial instruments, including impairment is the result of adding, Impairment of trade receivables, Current financial assets and cash equivalents.

Finance income / (cost), net for the years ended December 31, 2023, 2022 and 2021 includes both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest income related to Codere Online’s outstanding borrowings to related parties.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the year attributable to equity holders of the Company by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of warrants, stock options, and restricted shares throughout 2023 qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares, those that would increase earnings per share or decrease the loss per share if included, are disregarded in the calculation of diluted earnings per share. This is due to Codere Online reporting a net loss for the year, which results in all such instruments being considered antidilutive.

As of December 31, 2023, the Company had 45,297,900 issued and outstanding shares.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, as a result of the issuance of new shares on November 30, 2021, earnings per share has also been adjusted for all periods presented to reflect the number of shares issued and outstanding giving an amount of 45,121,956 for the years 2022 and 2021, which corresponds to the amount of shares attributable to CNEW (66.5%) without giving effect to the capital contribution of the DD3 shareholders and the resources obtained by the Nasdaq listing described in the previous paragraph.

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the years ended December 31, 2023, 2022 and 2021:

	12/31/2023	12/31/2022	12/31/2021
Net income/(loss) attributable to the equity holders of the Company (thousand euros)	(2,417)	(46,382)	(68,067)
Weight average number of shares outstanding:
Basic	45,273,438	45,121,956	6,686,432
Diluted	45,273,438	45,121,956	6,686,432
Basic earnings per share (euros)	(0.05)	(1.03)	(10.18)
Diluted earnings per share (euros)	(0.05)	(1.03)	(10.18)

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

14.	RELATED PARTIES

The parties related to Codere Online include, in addition to Codere Group’s subsidiaries, associates and jointly controlled entities, if any, Codere Online’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between Codere Online and its subsidiaries, which are related parties of Codere Online, have been eliminated in consolidation and are not disclosed in this note. Details of transactions between Codere Online and other related parties are disclosed below.

2023

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	3,609	3,609
Codere Newco S.A.U.	Parent of Codere Online	(157)	12,087	11,930
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,952	1,952
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	96	96
Iberargen, SA.	Subsidiary of Codere Group	548	3,212	3,760
Other retail companies	Subsidiary of Codere Group	-	755	755
Mexico retail companies	Subsidiary of Codere Group	-	3,998	3,998
Retail Latam	Subsidiary of Codere Group	-	2,903	2,903
TOTAL		391	28,612	29,003

Balance at 12/31/2023

Related parties	Relation to Codere Group	Trade receivables (Note 8)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Newco S.A.U.	Parent of Codere Online	3,859	-	4,626
Codere Apuestas España S.L. (CAES)	Subsidiary of Codere Group	2,011	-	2,221
Other retail companies	Subsidiary of Codere Group	935	637	1,272
Other Latam retail companies	Subsidiary of Codere Group	13	2,618	835
Codere Colombia, S.A.	Subsidiary of Codere Group	612	325	425
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	Subsidiary of Codere Group	717	1,517	291
Other	Member of the Board	-	8	-
Total		8,147	5,105	9,670

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

2022

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	(3,645)	(3,645)
Codere Newco S.A.U.	Parent of Codere Online	-	(9,504)	(9,423)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	(1,520)	(1,520)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	(162)	(162)
Other retail companies	Subsidiary of Codere Group	-	(857)	(857)
Mexico retail companies	Subsidiary of Codere Group	-	(3,456)	(3,456)
Retail Latam	Subsidiary of Codere Group	-	(3,365)	(3,365)
Total		-	22,509	22,509

Balance at 12/31/2022

Related parties	Relation to Codere Group	Trade receivables (Note 8)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Newco S.A.U.	Parent of Codere Online	3	8	1,779
Codere Apuestas España S.L.	Subsidiary of Codere Group	109	-	369
Other retail companies	Subsidiary of Codere Group	-	306	788
Other latam retail companies	Subsidiary of Codere Group	1,034	3,187	1,497
CCOL	Subsidiary of Codere Group	2,832	68	1,953
ACOR/HIPA	Subsidiary of Codere Group	331	674	111
Total		4,309	4,243	6,497

2021

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	(4,847)	(4,847)
Codere Newco S.A.U.	Parent of Codere Online	(81)	(7,418)	(7,499)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	(848)	(848)
Codere Italia S.P.A.	Subsidiary of Codere Group	(29)	-	(29)
Other retail companies	Subsidiary of Codere Group	-	(2,084)	(2,084)
Total		(110)	(15,197)	(15,307)

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Managing Director Services Agreement

Prior to January 1, 2022, Mr. Edree, who served as the Company’s Director and Executive Vice Chairman until March 1, 2023, served as the Chief Executive Officer, served as Company’s Managing Director and provided services to Codere Online Business as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited, a British Virgin Islands company majority-owned by him (“Novelly”), and Codere Online Business’s subsidiary, OMSE, with an effective date as of October 9, 2018 (as amended on November 30, 2020, the “Edree Services Agreement”). Under the Edree Services Agreement, Mr. Edree and Novelly agreed to provide, on an exclusive dedication basis (subject to their right to continue to manage certain identified holdings), certain services in exchange for a fixed annual fee payable by OMSE to Novelly of €250,000, plus a variable annual fee of up to €125,000, depending on the fulfilment of certain objectives each year. A success fee was also payable by OMSE calculated as 8% of the incremental value (as defined in the Edree Services Agreement) that is created at Codere Online, subject to a cap of €10 million, due to the services provided by Novelly. The success fee vested at a rate of 20% per year for two years (and 12% thereafter), being fully vested on the seventh anniversary of the effective date, or earlier upon the consummation of a company sale event (as defined therein). The Edree Services Agreement included a non-compete provision during the term of the agreement and for 18 months thereafter. Such provision excluded any services provided by Mr. Edree and Novelly to the companies set forth on a schedule to such agreement.

On December 31, 2021, the original parties to the Edree Services Agreement and Codere Newco agreed to amend and terminate the Edree Services Agreement (“Addendum No. 2”). Pursuant to Addendum No.2, Codere Newco agreed to become the sole obligor and assume any payment obligations and other obligations of OMSE with respect to the success fee vested up to December 31, 2021 payable to Novelly under the Edree Services Agreement. Addendum No. 2 was subject to the condition that the Company Board ratified the signing of Addendum No. 2 and the Edree Executive Employment Agreement (as defined below) on or before March 31, 2022, which condition was satisfied on February 2, 2022.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Executive Vice Chairman Employment Agreement and Executive Vice Chairman Israeli Services Agreement

Mr. Edree served as Chief Executive Officer of the Company pursuant to an executive employment agreement (“contrato laboral de alta dirección”) entered into by Mr. Edree and SEJO, dated January 1, 2022, and as amended on March 1, 2023, whereby his position was modified to the one of Director and Executive Vice Chairman of the Company (the “Executive Vice Chairman Employment Agreement”). Under the Edree Executive Employment Agreement, Mr. Edree undertook to provide certain services under the supervision of the Company Board and SEJO’s board of directors, on an exclusive dedication basis (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions), for an indefinite term in exchange for a fixed annual salary payable by SEJO of €157,500, plus (i) a variable annual compensation of up to €78,750, depending on the fulfilment of certain objectives each year, (ii) the right to participate in the LTIP, and (iii) the right to indemnification under Codere Online’s insurance for directors and senior managers from time to time. The Executive Vice Chairman Employment Agreement includes a non-compete provision during the term of the agreement and for 12 months thereafter (subject to Mr Edree’s right to continue to manage certain identified entities under certain terms and conditions) and a non-solicit provision for 24 months after the term of the agreement. As consideration for the non-compete and non-solicit, Mr. Edree will be entitled to receive the equivalent to one fixed annual salary upon termination of the agreement. As part of Mr. Edree’s new compensation structure, effective as of June 1, 2024, Mr. Edree was appointed as a remunerated director of CIMSS pursuant to an Israeli services agreement (the “Executive Vice Chairman Israeli Services Agreement”). Under the Executive Vice Chairman Israeli Services Agreement, CIMSS shall pay Mr. Edree a gross fixed annual remuneration of NIS 635,276 + VAT and an annual variable remuneration in an amount of up to 50% of his fixed annual remuneration + VAT, subject to Mr. Edree’s achievement of certain pre-established objectives. Additionally, in the framework of Mr. Edree’s new compensation structure, SEJO, CIMSS, Parent and Mr. Edree entered into an indemnity agreement pursuant to which Mr Edree will indemnify SEJO, CIMSS and Parent with respect to any claims, liabilities, losses, damages, costs or expenses (including reasonable legal expenses and attorney’s fees) arising from, or related to, his new compensation structure (the “Executive Vice Chairman Indemnity Agreement”). The maximum aggregate liability of Mr. Edree for any liability arising under or in connection with the Executive Vice Chairman Indemnity Agreement shall be limited to an amount equivalent to the fees actually received by Mr. Edree under the Executive Vice Chairman Employment Agreement and the Executive Vice Chairman Israeli Services Agreement in the twelve months preceding the receipt, by Mr. Edree, of written notice of an indemnifiable loss or a third party claim.

Execution of Executive Vice Chairman Supplemental Bonus Scheme and Termination of Addendum No. 2 Obligations

Effective as of May 7, 2024, SEJO, CIMSS, Codere Newco and Mr. Edree entered into a supplemental bonus scheme agreement (“Executive Vice Chairman Supplemental Bonus Scheme”) establishing the key terms and conditions of a supplemental bonus scheme for the benefit of Mr. Edree and terminating any payment obligations with respect to the success fee payable to Mr. Edree under Addendum No. 2. The Executive Vice Chairman Supplemental Bonus Scheme is a 3-year incentive plan, comprising calendar years 2024, 2025 and 2026 and the total compensation is subject to a cap of USD 2,500,000. The payout amount under the Executive Vice Chairman Supplemental Bonus Scheme will be determined annually. Codere Newco is liable to pay up to the first 50% of any amounts due under the Executive Vice Chairman Supplemental Bonus Scheme for each calendar year and SEJO and CIMSS are liable to pay up to the second 50% of any amounts due under the Executive Vice Chairman Supplemental Bonus Scheme for each calendar year. Mr. Edree and Novelly agree to release Codere Newco, SEJO, CIMSS, Parent and any of its subsidiaries from time to time from (i) any obligations, payment or otherwise; and (ii) any liability that may arise under Addendum No. 2.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

15.	RISK MANAGEMENT POLICIES

●	Key Company Risk

The key risks to which Codere Online is exposed are related to the gambling sector. The gambling industry is closely regulated (those regulations extend to the gambling business itself and the gambling formats and channels permitted; management of the risks associated with gambling; gambling advertising; data protection; anti-money laundering; and anti-fraud, among others). Gambling operators are required to fulfil a number of technical and compliance-related obligations in order to operate under licenses that need to be renewed at certain intervals and/or are subject to ongoing oversight. The failure to comply with any of these regulations or requirements or the inability to renew our gambling licenses could have an adverse impact on our business. In addition, new regulations in the future could imply additional restrictions on already-regulated activities that could reduce Codere Online’s ability to offer products and services to its customers.

The industry is also exposed to the formulation of new and interpretation of existing gambling tax regulations in every market. Any increase in the gambling tax burden or changes in tax calculation methodologies could affect the viability of Codere Online’s business. The gambling industry is often in the spotlight and the public perception of what Codere Online does can also have an adverse impact on its performance. Moreover, regulatory changes in the various markets could pave the way for the entry of new competitors or new gambling formats that could have an adverse impact on Codere Online’s business. Lastly, Codere Online is and will remain exposed to inspections and/ lawsuits related with the above-mentioned tax regulations and compliance rules.

Elsewhere, the markets in which Codere Online does business expose it to political, macroeconomic and monetary risks that affect its international operations. The market conditions and social-economic variables in each of Codere Online’s markets affect its customers' purchasing power and, by extension, its business performance. Codere Online is also affected by political and monetary risks (including exposure to currency devaluations and changes in company law in our operating markets).

In addition, Codere Online is exposed to the risk that its customers' tastes and preferences could change, as well as the risk that technology could lead to alternative leisure pursuits options. It also faces risks deriving from supplier or competitor concentration in certain formats or products and the ability or inability of the former to create safe gambling products that are attractive to customers and comply with prevailing legislation in one or more markets. Lastly, the impact of technology developments on how the business and product are managed (digitalization and interconnection) implies risks with respect to the integrity of Codere Online’s IT systems and platforms which Codere Online needs to manage proactively in order to avoid potential contingencies. Codere Online's financial systems currently rely significantly on human intervention. Codere Online is making an effort to reduce the level of human intervention in the related processes.

Codere Online is exposed to various financial market risks as a result of its ordinary business activities. The main market risks affecting Codere Online are the following:

●	Liquidity risk: Codere Online is exposed to liquidity risk if a mismatch arises between its financing needs and its sources of financings.

●	Exchange rate risk: Codere Online is exposed to exchange rate risk because its functional currency is the euro, and the value of financial assets denominated in a currency that is different from Codere Online’s functional currency is subject to variations resulting from fluctuations in exchange rates.

●	Credit risk: Codere Online is exposed to the possibility of a counterparty to an agreement not complying with its contractual obligations, thus negatively affecting results of operations of Codere Online.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Market Risk

As a publicly traded company, Codere Online is exposed to market risks that arise from changes in market prices and rates, including foreign currency exchange rates, interest rates, equity prices, and other factors that affect the capital markets.

Additionally, our company has issued warrants that are also subject to market risk. Adverse changes in these market conditions could have a negative impact on our financial performance and position.

These market risks may impact the financial performance and position of the Company.

Liquidity risk

Codere Online is exposed to liquidity risk if a mismatch arises between its financing needs (including operating, financial and investment needs) and its sources of financing (including cash on balance sheet and future cash flows).

Exchange rate risk

Exchange rate risk arises when the value of existing assets, liabilities and / or future cash flows are subject to change because of fluctuations in foreign exchange rates. Codere Online’s exposure to the risk of changes in foreign exchange rates relates primarily to (i) its operations (certain revenues and expenses being denominated in foreign currencies) and (ii) certain cash balances being held in foreign currencies.

Codere Online actively manages exchange rate risks to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimizing Codere Online’s financial cost.

The following tables include the outstanding current asset and current liability balances in foreign currencies as of December 31, 2023 and 2022 in thousands of euros:

12/31/2023

	Current assets	Current liabilities
ILS	665	784
COP	4,006	2,036
MXN	11,027	17,090
PAB	2,678	2,268
ARS	1,587	539
USD	-	-
Total	19,963	22,717

12/31/2022

	Current assets	Current liabilities
ILS	483	996
COP	5,354	5,529
MXN	4,788	14,164
GBP	14	-
PAB	922	1,214
ARS	1,368	1,361
USD	-	57
Total	12,929	23,321

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Sensitivity analysis

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2023	Statement of operations	Equity	Statement of operations	Equity
COP/EUR	4,223.37	(197)	-	197	-
MXN/EUR	18.67	606	-	(606)	-
GBP/EUR	0.87	-	-	-	-
USD/EUR	1.11	495	-	(495)	-
ARS/EUR	893.34	192	-	(192)	-
ILS/EUR	4.01	12	-	(12)	-

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2022	Income statement	Equity	Income statement	Equity
COP/EUR	5,130.56	18	-	(18)	-
MXN/EUR	20.65	938	-	(938)	-
GBP/EUR	0.88	1	-	(1)	-
USD/EUR	1.07	4,224	-	(4,224)	-
ARS/EUR	188.96	273	-	(273)	-
ILS/EUR	3.75	51	-	(51)	-

Thousands of euros		Sensitivity -10%		Sensitivity +10%
Currency	Exchange rate 12/31/2021	Income statement	Equity	Income statement	Equity
COP/EUR	4,509.0	109	-	(109)	-
MXN/EUR	23.0	496	-	(496)	-
GBP/EUR	0.8	-	-	-	-
USD/EUR	1.1	8,592	-	(8,592)	-
ARS/EUR	116.0	173	-	(173)	-
ILS/EUR	4.0	55	-	(55)	-

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

Credit risk

Codere Online does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Codere Online does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Codere Online considers a financial asset to be in default when:

-	the debtor is unlikely to pay its credit obligations to Codere Online in full, without recourse by Codere Online to actions such as realising security (if any is held).

Impairment provisions are determined on the basis of lifetime expected credit losses, including those expected at the individual level, using reasonable and supportable forward-looking information, based on the best information available at the date of authorizing the financial statements for issue. They are re-estimated at every reporting date on an individual basis, using the following criteria:

-	The age of the debt.

-	The existence of financial difficulties, including bankruptcy proceedings.

-	An analysis of the debtor's ability to repay the loan.

As described in Note 3, Codere Online’s historical credit loss experience with Group´s entities is nil. The expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (“PD”) of Codere Group and a loss given at default (“LGD”) of 100%.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

16.	COMMITMENTS AND CONTINGENCIES

Codere Online is faced with certain contingencies, from time to time, involving litigation, claims, assessments or compliance. Such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact Codere Online’s financial condition or results of operations. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. While Codere Online maintains insurance coverage that Codere Online believes is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. The current liability for the estimated losses associated with these proceedings is not material to the consolidated financial condition and those estimated losses are not expected to have a material impact on Codere Online’s results of operations.

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

Codere Online, led by the Internal Audit team of Codere Group, has conducted an investigation into the Business e-Mail Compromise. The investigation concluded on June 27, 2022 with a report to the audit committee of the Parent Board. The investigation has uncovered that the information contained in the e-mail account of the Company´s senior officer was accessible to, and may have been accessed by, the perpetrators. Except for the information contained in such e-mail account, there is no evidence that Codere Online’s systems were penetrated or that any corporate information, including our financial and accounting information, was accessed. The investigation has found no evidence of employee criminal involvement in the Business e-Mail Compromise. In connection with this investigation, the Company´s senior management has concluded that Codere Online did not maintain effective disclosure controls and procedures because of the existence of certain material weaknesses in internal control over financial reporting. Codere Online has implemented enhanced internal controls over financial reporting and is in the process of implementing additional procedures and controls pursuant to recommendations from the investigation.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

17.	OTHER INFORMATION

Italian subsidiary liquidation

Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy on December 30, 2022, after evaluating a number of strategic alternatives with respect to its Italian business.

Management Incentive Plan

On February 2, 2022, the Company Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Company Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and the Company Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of the Company and the Directors and certain employees and independent contractors providing services to Codere Online from time to time. The beneficiaries will be proposed by the Chief Executive Officer of the Company and will be subject to approval by the Company Board. Upon approval by the Company Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of the Company, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in the Company’s equity value and/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value will be calculated considering the Exercise Equity Value (which will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value (amounting to $350 million) and the Invested Capital from shareholders (cash contributions to shareholders, in each case to the extent made after the date of commencement of this Plan and will be capitalized at an annual rate of 8%).

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

The share options granted to the Beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period.

Notwithstanding the general 20% per year vesting rule, the following clarifications apply based on employee start dates:

(i)	For grants made after January 1, 2022, where the beneficiary was already employed or providing services as of January 1, 2022, the vesting commencement date is deemed to be January 1, 2022.

(ii)	For grants made after January 1, 2022, where the beneficiary joined the Company after January 1, 2022, the vesting schedule is adjusted proportionally to ensure full vesting by December 31, 2026 (i.e., more than 20% per year on average).

The share options will be exercisable at the option of the beneficiary on a cash or cashless basis (subject to the Company´s option to net cash settle to avoid the dilutive impact from any such share option exercise) and will not be transferable by the beneficiary at any time.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

The number of Restricted Shares to be granted will be based on the portion of the Target Comp tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by the Company to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

The deferred payments right are also part of the LTIP to enhance the alignment between senior management and directors' interest with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term. Deferred Payments are measured in USD and the employee will receive as many shares as are worth to the Deferred Payments Right amount no later than March 31, 2027. The deferred payments right granted to the Beneficiaries shall have a 20% vesting per calendar year and will be paid at the Company’s option in cash or the Company’s Ordinary Shares subject to certain exceptions and acceleration events.

The employer company of each beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Company Shareholders. The Company may increase such limit by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

12/31/2023

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	1,019,907	964,954	-
Fair value of the LTIP in USD	1,070,673	3,759,583	4,612,669
Weighted average price in USD	1.05	3.90	-
Options granted during the period	203,981	192,991	84,676
Options exercised during the period	-	-	-
Options outstanding as of December 31, 2023	203,981	192,991	84,676
Exercisable as of December 31, 2023	-	-	-

12/31/2022

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	900,148	897,970	-
Fair value of the LTIP in USD	1,058,967	3,632,610	4,131,152
Weighted average price in USD	1.18	4.05	-
Options granted during the period	180,030	179,594	37,918
Options exercised during the period	-	-	-
Options outstanding as of December 31, 2022	180,030	179,594	37,918
Exercisable as of December 31, 2022	-	-	-

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	44.43% - 47.41%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

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

Finally, it must be noted that the fair value of deferred payments to be made in a future date, depends directly on a non-market condition (evolution of the Company’s EBITDA during the Sub-Plan’s life). However, it is possible to determine the number of shares to be delivered, based on the expected evolution of the Company's EBITDA in line with its business plan, which may be revised subsequently until the payment date. To this extent, in order to establish the preliminary number of shares which will be delivered to the Sub-Plans’ beneficiaries, the main input used has been the Company’s business plan.

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

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of Codere Online as of December 31, 2021. For the years ended December 31, 2023 and 2022, the impact of the LTIP was recorded in the Consolidated Statement Of Operations And Carve-Out Income Statement as personnel expenses amounted to €5,615 thousand and €3,369 thousand, respectively.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND
CARVE-OUT FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Thousands of Euros)

18.	EVENTS AFTER THE REPORTING DATE

Codere Online México

On July 10, 2024, Codere Online created the company Codere Online México S.A. de C.V. As of the date of this report, the company has no employees nor has it engaged in any operating activity.

Gibraltar subsidiary liquidation

Codere (Gibraltar) Marketing Services Ltd. was officially struck off from the Gibraltar Company Registry (i.e. liquidated) as of January 17, 2024.

Repurchases of ordinary shares by Codere Online

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1 million of the Company’s ordinary shares over a one-year period. As of April 30, 2025, Codere Online had repurchased 68,384 shares at an average price of $6.63 under the authorized share buyback plan.

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

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 AND

CONSOLIDATED COMBINED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Net Parent investment	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at January 1, 2020	60	-	(17,696)	(13,634)	-	-	(160)	(31,430)	97	(31,333)
Net income/(loss) for the year	-	(16,274)	-	-	-		-	(16,274)	(5)	(16,279)
Other comprehensive income/(loss) for the year	-	-	-	-	-		1,109	1,109	-	1,109
Total comprehensive income/ (loss) for the year	-	(16,274)	-	-	-		1,109	(15,165)	(5)	(15,170)
Appropriation of result	-	16,274	(16,274)	-	-		-	-	-	-
Net change in Parent investment	-	-	-	6,578	-	-	-	6,578	-	6,578
Balance at December 31, 2020 (SEJO) (*)	60	-	(33,970)	(7,056)	-	-	949	(40,017)	92	(39,925)
Net income/(loss) for the year	-	(68,067)	-	-		-	-	(68,067)	54	(68,013)
Other comprehensive income/(loss) for the year	-	-	-	-		-	(1,134)	(1,134)	-	(1,134)
Total comprehensive income/ (loss) for the year	60	(68,067)	(33,970)	(7,056)		-	(185)	(109,218)	146	(109,072)
Elimination of SEJO equity (former holding company) (*)	(60)	-	-	-	60	-	-	-	-	-
Incorporation of the new Parent at June 4, 2021 (Note 1)	30	-	-	-	-	-	-	30	-	30
Reclassification of net Parent investment (Note 9) (*)	-	-	-	7,056	(7,056)	-	-	-	-	-
Change in net Parent investment (Note 9) (*)	-	-	-	55,154	-	-	-	55,154	-	55,154
Reclassification to other reserves (Note 9) (*)	-	-	-	(55,154)	55,154	-	-	-	-	-
SEJO contribution (Note 9)	29,970	-	-	-	(29,970)	-	-	-	-	-
DD3 contribution (Note 9)	15,122	-	-	-	-	106,920	-	122,042	-	122,042
Balance at December 31, 2021 (*)	45,122	(68,067)	(33,970)	-	18,188	106,920	(185)	68,008	146	68,154

(*)	The historical combined carve-out financial statement for the year ended December 31, 2020 was presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, where Servicios de Juego Online, S.A.U. (“SEJO”) was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A. which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The Net Parent Investment balance included the balances that were recorded in the historical combined carve-out financial statements and the transfer of the balance from Net Parent Investment to other reserves occurred as a result of the Business Combination. Additionally, as explained in Note 9, Codere Online capitalized the majority of its outstanding indebtedness with Codere Group. This was initially recorded under the Net Parent Investment heading and as a result of the Business Combination, has been reclassified to other reserves

The accompanying notes 1 to 18 are an integral part of the consolidated carve-out financial statements.

CODERE ONLINE LUXEMBOURG, S.A.

(formerly denominated CODERE ONLINE BUSINESS) AND SUBSIDIARIES

CONSOLIDATED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 AND

CONSOLIDATED COMBINED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the year	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2021 (*)	45,122	(68,067)	(33,970)	18,188	106,920	(185)	68,008	146	68,154
Net income/(loss) for the year	-	(46,382)	-	-	-	-	(46,382)	(1)	(46,383)
Other comprehensive income/(loss) for the year	-	-	-	-	-	(1,470)	(1,470)	-	(1,470)
Total comprehensive income/ (loss) for the year	45,122	(114,449)	(33,970)	18,188	106,920	(1,655)	20,156	145	20,301
Appropriation of result	-	68,067	(68,067)	-	-	-	-	-	-
Employee share-based compensation (Note 9)	-	-	-	3,369	-	-	3,369	-	3,369
Other movements (Note 9)	-	-	-	877	-	-	877	-	877
Balance at December 31, 2022	45,122	(46,382)	(102,037)	22,434	106,920	(1,655)	24,402	145	24,547

(*)	The historical combined carve-out financial statement for the year ended December 31, 2020 was presented based on the former structure of the Codere Online Business prior to the consummation of the Business Combination, where Servicios de Juego Online, S.A.U. (“SEJO”) was the holding company until the date of the Business Combination with €60 thousand of issued capital. On November 29, 2021, the Business Combination was completed, and SEJO was contributed to Codere Online Luxembourg, S.A. which became the new Parent Company of the Codere Online Business. Consequently, as of December 31, 2021, the €45,122 thousand of issued capital all corresponds to Codere Online Luxembourg, S.A. and the €60 thousand of issued capital of SEJO has been reclassified to other reserves. The Net Parent Investment balance included the balances that were recorded in the historical Combined Carve-out Financial Statements and the transfer of the balance from Net Parent Investment to other reserves occurred as a result of the Business Combination. Additionally, as explained in Note 9, Codere Online capitalized the majority of its outstanding indebtedness with Codere Group. This was initially recorded under the Net Parent Investment heading and as a result of the Business Combination, has been reclassified to other reserves

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

At 31 December 2022, no country other than Argentina in which the consolidated entities of Codere Online are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by IFRS-IASB.

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

Argentina: The entity that held the online license in Argentina was Iberargen, S.A. (“Iberargen”). As Codere Online Argentina has not been registered yet, the entity that is operating the online business is Iberargen and the results from online business of Argentina were carve-out from Iberargen since the online operations in Argentina started on December 1, 2021. There are no tax implications on the incorporation of Codere Online Argentina.

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

Trade receivables and other current assets include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to its virtual wallets amounting to €3,357 and €1,926 thousand as of December 31, 2022 and 2021, respectively.

Current financial assets mainly correspond to deposits made by customers through payment service providers to its virtual wallets amounting to €6,455 and €3,728 thousand as of December 31, 2022 and 2021, respectively. These deposits are normally settled and appear in the online account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

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

The compensation to the members of the board of directors amounted to €187.8 thousand in 2022.

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

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	900,148	897,970	-
Fair value of the LTIP in USD	1,058,967	3,632,610	4,131,152
Weighted average price in USD	1.18	4.05	-
Options granted during the period	180,030	179,594	37,918
Options exercised during the period	-	-	-
Options outstanding as of December 31, 2022	180,030	179,594	37,918
Exercisable as of December 31, 2022	-	-	-

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50.13%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

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