Form 20-F
period 2024-12-31
Codere Online Luxembourg, S.A.
filed 2025-06-02
CIK 1866782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,491,175 ordinary shares, nominal value €1.00 per share, as of December 31, 2024 6,435,000 warrants to purchase ordinary shares, as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

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

“Annual Financial Statements” means the (i) audited consolidated financial statements of Codere Online as of and for the years ended December 31, 2024 and 2023 and (ii) the audited consolidated carve-out financial statements of Codere Online as of and for the year ended December 31, 2022, prepared in accordance with IFRS, as adopted by the International Accounting Standards Board, and the accompanying notes.

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

Our fiscal year ends on December 31 of each year. References to fiscal 2022 and 2022 are references to the fiscal year ended December 31, 2022, references to fiscal 2023 and 2023 are references to the fiscal year ended December 31, 2023, and references to fiscal 2024 and 2024 are references to the fiscal year ended December 31, 2024.

Preparation of the Annual Financial Statements

Codere Online Luxembourg, S.A. was incorporated on June 4, 2021 and did not engage in any operations nor generate any revenues before the Exchange was completed on November 29, 2021. Codere Online’s only activities until then were organizational activities and those necessary to prepare for the Business Combination.

As explained in greater detail in Notes 1 and 2 to the Annual Financial Statements beginning on page F-8 the Annual Financial Statements reflect the combination of the results of all of the entities and/or businesses that formed the Codere Online Business as of the Exchange Effective Time. Upon the consummation of the Exchange, the Codere Online Business was transferred to Codere Online except (i) as provided in the Business Combination Agreement with respect to Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO (the entity which holds the LIFO License) as asociante, and SEJO as asociado, pursuant to which SEJO has the right to receive 99.99% of any distributed profits (see Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”) and (ii) as indicated below with respect to Colombia, Panama and the City of Buenos Aires (Argentina). The transfer was structured in two steps: first, the transfer to SEJO of all the relevant entities and/or businesses that form the Codere Online Business that were not direct or indirect subsidiaries or businesses of SEJO as of the date of the Business Combination Agreement (as part of the Restructuring) and, secondly, the transfer of SEJO to Codere Online (as part of the Exchange).

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

The financial statements as of and for the year ended 2022 are consolidated carve-out financial statements. They are considered “consolidated” financial statements because Codere Online controlled the relevant entities that comprise the Codere Online Business as of December 31, 2024, 2023 and 2022, except in Argentina, where Codere Online Argentina, S.A., a subsidiary of Codere Online, was not incorporated and registered until July 18, 2022. They are considered “carve-out” financial statements because the 2022 income statement and statement of cash flows includes carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly owned subsidiaries of SEJO, which became in turn a subsidiary of Codere Online upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”, and except for the online business operations carved out from Iberargen, S.A. and presented in the relevant financial statements of Codere Group until the incorporation and registration of Codere Online Argentina, S.A. on July 18, 2022.

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

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of Codere Online in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by the Codere Group, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of Codere Online in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021. For more information see Note 2 to the Annual Financial Statements beginning on page F-12.

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

●	Codere Online will continue to incur increased costs as a result of operating as a public company and its management will devote substantial time to existing and/or new compliance initiatives.

●	Negative perceptions and negative publicity surrounding the gaming industry could damage Codere Online’s reputation or lead to increased regulation or taxation.

●	Codere Online may fail to detect money laundering or fraudulent activities by its customers or third parties and may be vulnerable to player fraud.

●	Codere Online depends on the skill and experience of its management and key personnel. The loss of managers or key and highly qualified personnel, or an inability to attract such personnel, could adversely impact Codere Online’s business.

Risks Related to the Financial Information and this Annual Report

●	Codere Online has identified a material weakness in its internal control over financial reporting. Failure to remediate this material weakness or additional material weaknesses in the future or otherwise failure to maintain an effective system of disclosure controls and procedures may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants.

Risks Related to the Business Combination

●	Changes in value of Codere Online Warrants could have a material effect on Codere Online’s financial results.

●	Codere Online may face litigation and other risks as a result of the Business Combination and related agreements.

Other Risk Factors

●	Codere Online is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Codere Online’s interests or the interests of other shareholders.

●	A market for the Ordinary Shares and the Codere Online Warrants may not be sustained and the market price of such securities may be volatile.

●	There can be no assurance that the Codere Online Warrants will be in the money at any time prior to their expiration and they may expire worthless.

●	As long as Codere Online is a foreign private issuer, Codere Online is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Codere Online’s securities.

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

CDON received, and in the future may receive, sanctions from the DGOJ and other authorities in connection with potential infringements of gaming regulations. In 2023, CDON received two sanctions from the DGOJ of €125,000 each (reduced to €75,000 for prompt payment and assumption of liability) for breaches of regulatory obligations, including failing to prevent, for a period of 24 hours, the online gaming activities of one individual who was listed in the Spanish general register of gaming access bans. In 2024, CDON received a sanction from the DGOJ of €100,000 (reduced to €60,000 for prompt payment and assumption of liability) for a breach of the Advertising Decree, related to promotional material published on one of the CDON’s social media platforms in 2022.

On May 12, 2025, CDON received a sanction from the DGOJ of €17,500 (reduced to €10,500 for prompt payment and assumption of liability) for three regulatory breaches related to infractions affecting player deposit limits.

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

Codere Online currently operates in Spain, Mexico, Colombia, Panama and Argentina. In the year ended December 31, 2024, Codere Online derived €95.7 million (or 47.7%) of its revenue from Mexico, €87.8 million (or 43.7%) of its revenue from Spain, €10.6 million (or 5.3%) of its revenue from Colombia and €3.5 million (or 1.7%) of its revenue from Argentina. In the year ended December 31, 2023, Codere Online derived €75.7 million (or 46.6%) of its revenue from Spain, €73.3 million (or 45.1%) of its revenue from Mexico, €9.3 million (or 5.7%) of its revenue from Colombia and €1.7 million (or 1.1%) of its revenue from Argentina.

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

Codere Online’s reporting currency is the euro. Fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso, could affect not only the economies of the relevant regions but also Codere Online’s business, results of operations and financial condition. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. Codere Online is therefore exposed to the risks associated with the fluctuation of these currencies relative to the euro. See Note 16 to the Annual Financial Statements beginning on page F-49 and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s Annual Financial Statements.

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

The market for online gaming products and services is characterized by rapid technological developments, frequent new product and service offerings and evolving industry standards. The emerging character of these products and services and their evolution requires Codere Online to use technologies effectively and continue to improve the performance, features and reliability of its technology and information systems. The widespread adoption of new internet technologies or standards could require substantial expenditures to replace, upgrade, modify or adapt Codere Online’s technologies and systems, which could negatively impact its business, results of operations and financial condition. Additionally, Codere Online depends on the provision of certain services by Codere Newco and certain of its subsidiaries, and their operational ability to keep up with any technological developments or to modify, enhance, develop or otherwise implement changes with respect to such services may be limited. See “—Codere Online is dependent on Codere Group to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs, and Codere Online may have difficulty finding replacement services or be required to pay increased costs to replace these services to the extent that its services agreement with Codere Newco terminates.” Further, Codere Online’s failure to keep up with technological developments in the online gaming market could negatively impact its business, results of operations and financial condition.

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

Based on Codere Online’s net gaming revenue for the year ended December 31, 2024 (defined as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets), approximately 41% of Codere Online’s net gaming revenue is derived from its online sports betting offering, while approximately 59% derives from its online casino products (44% and 56% respectively, for the year ended December 31, 2023, and 50% each for the year ended December 31, 2022). Following their introduction, online games and products generally peak and then decline in popularity. The introduction of new online games and products or the modification of existing online games or products is important to the successful operation of Codere Online’s business. Failure to introduce new online games or products or to modify existing online games or products and to retain or attract customers, as well as the introduction of new online games and products that prove to be unpopular, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Codere Online’s accounting and reporting systems may also be subject to error, damage and interruption and may result in the unintended misreporting of financial information (see “—Risk Factors Related to the Financial Information and this Annual Report— Codere Online has identified a material weakness in its internal control over financial reporting. If Codere Online is unable to remediate this material weakness, or if Codere Online identifies any material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Codere Online to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants. Consequences may entail financial, regulatory, legal, and reputational repercussions”). While Codere Online continues to develop internal controls and systems to anticipate such risks and increase the robustness of its accounting and reporting platform, there is no assurance that Codere Online’s accounting systems will not be compromised in the future. Any such compromises could harm Codere Online’s reputation and deter current or potential customers from using its services, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

The online gaming industry is vulnerable to attacks by customers through collusion and fraud. Although Codere Online takes steps to minimize the opportunities for fraudulent play, Codere Online can provide no assurance that all instances of collusion and fraud will be detected. If Codere Online fails to detect instances of collusion and fraud either between players or between players and Codere Online’s employees or agents, it could suffer losses directly as a result of such collusion and fraud instances. For example, a fraud resulting in misappropriation of funds was committed against Codere Online in Spain related to a series of fraudulent withdrawals over a four-month period, from April to July 2023, totalling €0.5 million made by an online customer from his online account at a third-party retail gaming hall located in Cádiz, Andalucía. The online customer’s account was frozen on July 25, 2023. Codere Online filed a police report on August 1, 2023, and the investigation is ongoing, including with respect to recovery of the misappropriated funds. The Provincial Court of Cádiz has scheduled a preliminary hearing for June 5, 2025, to determine the stance of the parties involved and suggest the evidence to be presented at the subsequent criminal trial to be held at a date yet to be determined.

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

Risk Factors Related to the Financial Information and this Annual Report

Codere Online has identified a material weakness in its internal control over financial reporting. If Codere Online is unable to remediate this material weakness, or if Codere Online identifies any material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Codere Online to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants. Consequences may entail financial, regulatory, legal, and reputational repercussions.

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

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Codere Online’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Codere Online’s senior management has determined that the material weakness described in Item 15 “Controls and Procedures” existed as of December 31, 2024.

Codere Online previously reported material weaknesses, which were identified in connection with the preparation of our financial statements as of and for the years ended December 31, 2022 and December 31, 2023 related to (i) a lack of sufficient technical accounting and supervisory personnel who have the appropriate level of technical accounting experience and training required to assess the appropriate accounting and disclosure of non-recurring consolidation transactions (the “First Material Weakness”), (ii) an ineffective design and lack of controls over our cash disbursement process (the “Second Material Weakness”), (iii) a failure to establish adequate controls over cybersecurity processes outsourced to the Codere Group pursuant to the Original Platform and Technology Services Agreement (the “Third Material Weakness”) and (iv) lack of sufficient internal controls to support effective financial reporting (the “Fourth Material Weakness”). The First Material Weakness, the Second Material Weakness, the Third Material Weakness and, together with the Fourth Material Weakness, are collectively referred to herein as the “Codere Online Material Weaknesses”.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Parent’s consolidated financial statements will not be prevented or detected on a timely basis.

As previously disclosed, Codere Online’s senior management determined that the First Material Weakness, Second Material Weakness and Third Material Weakness were remediated as of December 31, 2023.

As of December 31, 2024, Codere Online’s senior management, under the supervision of Codere Online’s Chief Executive Officer and Chief Financial Officer, cannot affirmatively conclude that the Fourth Material Weakness has been remediated despite the continued implementation of its remediation efforts with respect to the Fourth Material Weakness during 2024. See Item 15 “Controls and Procedures”.

Codere Online’s remediation actions with respect to the Fourth Material Weakness include the implementation of enhancements to its internal control system to strengthen the internal control environment and improve financial reporting processes. Codere Online’s management will periodically assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. Codere Online’s management understands that the improvement and maintenance of internal controls is an ongoing responsibility. These remediation efforts are more fully described in Item 15 “Controls and Procedures.”

However, we cannot provide assurances that we will remediate the Fourth Material Weakness in a timely manner, or at all. If we are unable to successfully remediate the Fourth Material Weakness or if additional material weaknesses arise in the future, Codere Online’s financial statements could contain material misstatements that, among other matters, could cause Codere Online to restate its financial statements, fail to meet its periodic reporting obligations, the price of the Ordinary Shares and Codere Online Warrants to decline, and other adverse consequences.

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

On November 18, 2024, Codere Online received a staff determination letter (the “2024 Letter”), from the Listing Qualifications Department (the “Staff”) of Nasdaq, notifying Codere Online of the determination from the Staff to delist the Company’s securities from The Nasdaq Stock Market, given that Codere Online had not timely filed the Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”) in accordance with continued Listing Rule 5250(c)(1) (the “Public Reports Rule”). Following receipt of the 2024 Letter, Codere Online requested both a hearing to appeal the delisting determination by the Nasdaq Hearings Panel (the “Panel”) and a further stay of suspension of trading through the duration of the hearing process. On January 16, 2025, Codere Online participated in a hearing, at which the Panel considered Codere Online’s plan to regain compliance with the Public Reports Rule. Following such hearing, on February 12, 2025, the Panel determined to grant Codere Online’s request to continue its listing on The Nasdaq Stock Market, subject to Codere Online filing its 2023 20-F on or before May 12, 2025. Although Codere Online previously regained compliance with the Nasdaq listing requirements by filing the 2023 Form 20-F, on May 1, 2025 (which was formally communicated by the Staff of Nasdaq on May 15, 2025), Codere Online was not able to timely file this Form 20-F because of how recently Codere Online’s new auditor was engaged and that additional time was necessary to complete the audit of Codere Online’s financial statements for the year ended December 31, 2024, particularly driven by the significant efforts to complete and file the 2023 20-F. As a result, on May 16, 2025, Codere Online received an additional staff determination letter (the “2025 Letter”), from the Staff of Nasdaq, notifying Codere Online of the determination from the Staff to delist the Company’s securities from The Nasdaq Stock Market, given that Codere Online had not timely filed this Form 20-F in accordance with the Public Reports Rule. Following receipt of the 2025 Letter, Codere Online requested both a hearing to appeal the delisting determination by the Panel and a further stay of suspension of trading through the duration of the hearing process. We believe Codere Online will have regained compliance with the Nasdaq Listing Requirements by filing this Form 20-F and will no longer be required to attend a hearing or be subject to delisting. However, a formal compliance determination from the Staff of Nasdaq confirming the Company has regained compliance is still to be received. In addition, Nasdaq will continue to monitor our ongoing compliance, and Codere Online may in the future become immediately subject to delisting without a cure period for any failure to comply with the Public Reports rule. Codere Online would be permitted to appeal any delisting determination to the Panel in a new hearing, and our ordinary shares would remain listed on the Nasdaq Capital Market pending the Panel’s decision after said hearing. If Codere Online does not appeal the delisting determination or does not succeed in such an appeal, the Ordinary Shares would be removed from trading on the Nasdaq Capital Market. No assurance can be given that Codere Online will meet applicable Nasdaq continued listing standards. Failure to meet applicable Nasdaq continued listing standards could result in a delisting of the Ordinary Shares and Codere Online Warrants.

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

None of the Codere Online Private Warrants will be redeemable by Codere Online so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. Once such Codere Online Private Warrants are transferred (other than to permitted transferees under the Warrant Agreement), Codere Online may redeem such Codere Online Private Warrants in the same manner as the Codere Online Public Warrants. Codere Online may redeem Codere Online Public Warrants at any time after they became exercisable on December 30, 2021 (i.e., 30 days after the Closing of the Business Combination) and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Codere Online Warrants became exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date, Codere Online gives notice of redemption and during the entire period thereafter until the time Codere Online redeems the warrants, and provided further that Codere Online may not exercise such redemption right if the issuance of Ordinary Shares is not exempt from registration or qualification under applicable state blue sky laws or Codere Online is unable to effect such registration or qualification. As of the date of this annual report, the trading price of Ordinary Shares has not reached the $18.00 threshold. In the event Codere Online determined to redeem the Codere Online Public Warrants, holders would be notified of such redemption as described in the Warrant Agreement. Specifically, Codere Online would be required to fix a date for the redemption (the “Redemption Date”). Notice of redemption would be mailed by first class mail, postage prepaid, by Codere Online not less than 30 days prior to the Redemption Date to the registered holders of the Codere Online Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Codere Online’s posting of the redemption notice to DTC. Redemption of the Codere Online Public Warrants could force you (i) to exercise your Codere Online Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Codere Online Public Warrants at the then-current market price when you might otherwise wish to hold your Codere Online Public Warrants or (iii) to accept the nominal redemption price which, at the time the Codere Online Public Warrants are called for redemption, is likely to be substantially less than the market value of your Codere Online Public Warrants.

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

Codere Online is subject to extensive corporate governance, reporting and accounting disclosure requirements under U.S. securities laws and regulations, including the Sarbanes-Oxley Act, as well as pursuant to Nasdaq listing standards. These laws, as well as the listing standards of Nasdaq, impose certain compliance requirements, costs and obligations on listed companies. This requires a significant commitment of resources and management oversight and Codere Online may be delayed or fail to comply with all such obligations. For example, Codere Online was delayed in timely filing the 2023 20-F as well as this annual report on Form 20-F. Failure to comply with these laws and listing standards could potentially subject us to sanctions or investigations by the SEC or other regulatory, exchange or market authorities, and related penalties, fines and litigation.

As long as Codere Online is a foreign private issuer, Codere Online is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Codere Online’s securities.

Codere Online qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Codere Online is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Codere Online is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Codere Online’s senior managers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Codere Online’s securities. For example, some of Codere Online’s key executives may sell a significant amount of Ordinary Shares and such sales are not required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Codere Online’s securities may decline significantly. Moreover, Codere Online is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Codere Online is also not subject to Regulation FD under the Exchange Act, which would prohibit Codere Online from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Codere Online than there is for U.S. public companies.

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

Although Codere Online believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2024 taxable year, due to the Ordinary Shares’ price fluctuations Codere Online can give no assurance as to its PFIC status for 2025 or any future taxable year, and if Codere Online becomes a PFIC U.S. holders of Ordinary Shares or Codere Online Warrants could be subject to adverse U.S. federal income tax consequences.

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

As of December 31, 2024, Codere Online’s share capital amounted to €45,491,175, represented by 45,491,175 Ordinary Shares, with a nominal value of €1.00 per share. All issued shares are fully paid and subscribed for. The authorized capital of Codere Online amounts to €499,630,781 divided into 499,630,781 Ordinary Shares with a nominal value of €1.00 each.

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1 million of the Company’s ordinary shares over a one-year period. As of May 28, 2025, Codere Online had repurchased 77,005 shares at an average price of $6.67 under the authorized share buyback plan.

There have been no material capital expenditures or divestitures for any of the years ended December 31, 2024, 2023 and 2022. There are no material capital expenditures or divestitures currently in progress as of the date of this annual report.

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

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain and Latin America, including in all of the markets where Codere Online operates. The Codere Group had over 45,000 slots in nearly 7,000 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2024.

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

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 22% in each of such markets in terms of net gaming revenue as of December 31, 2024. Since the Business Combination, which was consummated in November 2021, Codere Online has been using a significant part of the proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets. Codere Online is currently in the process of shifting its priority from primarily pursuing growth to also focusing on profitability and sustainability of its operations.

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

Codere Online commenced operations in the Province of Mendoza, Argentina, in May 2024. Additionally, on July 10, 2024, the Company incorporated Codere Online México S.A. de C.V., which, as of the date hereof, has not commenced operations nor hired employees. These developments reflect Codere Online’s continued efforts to strengthen its presence in regulated jurisdictions throughout the region.

For the twelve months ended December 31, 2024, Codere Online’s revenues grew to €200.7 million compared to €161.6 million for the twelve months ended December 31, 2023, mainly driven by strong revenue growth in online casino for the year compared to 2023 and strong revenue trends in Mexico and Spain. For the twelve months ended December 31, 2023, Codere Online’s revenues grew to €161.6 million compared to €115.7 million for the twelve months ended December 31, 2022, mainly driven by strong revenue growth in online casino for the year compared to 2022.

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

The Codere Group was an early entrant in Latin America, with retail operations dating back to 1984, and has developed market expertise while facing limited competition from global gaming operators, allowing for a significant first mover advantage. Codere Online believes that it benefits from its relationship with the Codere Group and its expansive retail footprint of approximately 45,000 slots in around 7,000 controlled and third-party retail venues throughout Latin America and Spain as of December 31, 2024 and a significant number of registered clients in Spain, Mexico, Colombia, Panama and Argentina, to create value through the existing omnichannel business model. Furthermore, Codere Online expects to continue to have significant support from the Codere Group through several contractual arrangements described in Item 7.B. “Related Party Transactions.”

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

Our Markets

Spain

Codere Online started its online gaming business in Spain in 2014 and launched its mobile app in 2016. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 50 thousand, 42 thousand and 38 thousand average monthly active players in this market in 2024, 2023 and 2022, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

In 2024, the gross gaming revenue for the market was approximately €1,455 million, which represents a 14% CAGR between 2020 and 2024. The following table sets forth the development of online gaming in terms of gross gaming revenue and the CAGR for that period:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In millions of euros)
Casino	846	744	602	506	478	15.31%
Casino (excl. Bingo and Poker)	731	625	498	407	351	20.08%
Bingo	15	14	14	14	17	(3.08)%
Poker	100	105	90	85	110	(2.35)%
Sports betting	609	492	360	306	365	13.65%
Other	0	0	0	2	8
Total online gaming	1,455	1,236	962	814	851	14.32%

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

The following table sets forth information on the approximate average monthly active and new online gaming users in the Spanish market for the years indicated:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In thousands)
Active accounts	1,720	1,161	1,057	991	872	13.76%
New accounts	182	113	115	217	289	(7.28)%

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

Mexico

Mexico is the largest gaming market in Latin America and includes land-based and online gaming. Codere Online started its online operations in Mexico in 2016, followed by a full commercial launch in 2019. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 64 thousand, 52 thousand and 38 thousand average monthly active players in this market in 2024, 2023 and 2022, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

The following table sets forth the development of online gaming in Mexico in terms of gross gaming revenue and the CAGR for the 2020–2024 period:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In millions of MXN)
Casino	18,456	14,361	6,073	5,636	4,447	44%
Casino (excl. Bingo and Poker)	17,038	13,023	5,441	4,992	3,778	46%
Bingo	326	322	158	158	154	26%
Poker	1,092	1,016	474	486	514	27%
Sports betting	13,908	10,298	5,944	4,248	3,473	35%
Total online gaming	32,364	24,659	12,017	9,884	7,919	40%

Source: H2 Gambling Capital, onshore revenue only, as of April 9, 2025

Colombia

The Colombian gaming market includes land-based and online casino and online sports betting. Colombia was the first Latin American country to introduce nationwide European-style online gambling regulation in 2015. Codere Online started operating in Colombia in 2018. The current online casino and online sports betting product offering in this market includes online slots, video bingo, table games (including live) and online sports betting (pre-match and live). Codere Online had approximately 30 thousand, 24 thousand and 29 thousand average monthly active players in this market in 2024, 2023 and 2022, respectively, of which a majority accessed its products via mobile, and desktop.

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

The following table sets forth the development of online gaming in Colombia in terms of gross gaming revenue and CAGR for the 2020–2024 period:

	Year ended December 31, 2024					CAGR %
	2024	2023	2022	2021	2020	(2020 to 2024)
	(In millions of COP)
Casino	910,297	718,618	620,289	696,537	310,889	36%
Casino (excl. Bingo and Poker)	894,790	706,376	601,680	434,284	201,820	47%
Bingo	-	-	-	72,787	18,197	n.m
Poker	15,507	12,242	18,609	189,466	90,872	(25)%
Sports betting	2,026,145	1,507,430	1,029,152	793,863	317,084	50%
Total online gaming	2,936,442	2,226,048	1,649,441	1,490,400	627,973	45%

Source: H2 Gambling Capital, onshore revenue only, as of April 9, 2025

Panama

Panama’s gaming market includes land-based and online casino and online sports betting. Codere has offered Online Sport Betting in Panama since 2017. The current online product offering in this market is limited to sports betting (pre-match and live). Codere Online had approximately 5,600, 4,500 and 3,200 average monthly active players in this market in 2024, 2023 and 2022, respectively.

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

To Codere Online’s knowledge, there are at least four other licensed online gaming operators in Panama: Betcris, Betcha, Sportium and Starplay.

The following table sets forth the development of online gaming in Panama in terms of gross gaming revenue:

	Year ended December 31,					CAGR %
	2024	2023	2022	2021	2020	(2019 to 2024)
	(In millions of USD)
Casino	7.2	4.80	22.3	16.9	5.2	n.m.
Casino (excl. Bingo and Poker)	6.5	4.3	18.0	13.6	4.1	n.m.
Bingo	0.3	0.2	3.2	2.5	0.8	n.m.
Poker	0.4	0.3	1.1	0.8	0.3	n.m.
Sports betting	13.0	9.8	22.5	15.8	7.0	n.m.
Total online gaming	20.2	14.6	44.8	32.7	12.2	n.m.

Source: H2 Gambling Capital, offshore (2020) and onshore (2021 onwards) revenue, as of December 31, 2024

Argentina

Argentina is one of the largest gaming markets in Latin America. The gaming industry in Argentina consists of lotteries, gaming halls and horse racetracks. In October 2020, Codere Online was the first online operator to receive regulatory approval from the City of Buenos Aires’ regulator for its proposed platform implementation program, which was a first step towards being awarded a full online betting and casino license in the City of Buenos Aires, as described below. Codere Online had approximately 3,300 and 4,600 average monthly active players in this market in 2024 and 2023, respectively.

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

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 92.2%-owned by Codere Online) signed an online gaming license agreement with the local authority (Instituto Provincial de Juegos y Casinos, “IPJC”) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. On December 5, 2023, Codere Online and Cela, S.A. (local partner and owner of a 2% stake of the Temporary Union Contract) entered into a collaboration agreement for the operation of online gaming in the Province of Mendoza, where Codere Online started to operate in May 2024.

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

Italy

On December 30, 2022, Codere Online sold Codere Scommese S.r.l. and ceased its operations in Italy after evaluating a number of strategic alternatives with respect to its Italian business. Codere Online operated online gaming in Italy pursuant to Remote Gaming License no. 15411 granted to Codere Scommese S.r.l. on October 7, 2019, which expired on December 31, 2022 (the “Italy License”) and which granted Codere Scommese S.r.l. the right to operate certain online gaming activities.

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

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 92.2%-owned by Codere Online) signed an online gaming license agreement with the local authority (IPJC) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. Codere Online started operating in the Province of Mendoza in May 2024.

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

Name of Subsidiary	Ownership Interest		Jurisdiction of Organization
Asociación en Participación(1)	99.99	%(1)	Mexico(1)
Codere Online Mexico S.A de C.V.	100%		Mexico
Codere Israel Marketing Support Services Limited	100%		Israel
Codere Online Argentina S.A.	95%		Argentina
Codere Online Argentina, S.A. Unión Transitoria(2)	92.2%		Argentina
Codere Online Colombia S.A.S.	100%		Colombia
Codere Online Operator Limited(3)	100%		Malta
Operating Management Services Panama, S.A.(4)	100%		Panama
Codere Online U.S. Corp.	100%		United States
Codere Online, S.A.U.	100%		Spain
Servicios de Juego Online S.A.U.	100%		Spain

(1)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”.
(2)	Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 92.2%-owned by Codere Online) signed an online gaming license agreement with the local authority (IPJC) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. Codere Online started operating in the Province of Mendoza in May 2024.
(3)	Currently in dissolution, with its liquidation pending approval by the Malta Business Registry. Once approved, the liquidation will be effective as of August 28, 2024.
(4)	Formerly Codere Online Panama, S.A.

D.	Property, Plant and Equipment

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

As part of the Codere Group, Codere Online leverages the “Codere” brand, a well-recognized brand in the gaming industry across Spain and Latin America, by providing customers with an online gaming experience consistent with the Codere Group’s retail footprint. The Codere Group is a leading international gaming operator founded in 1980 with a presence across Spain, Italy and Latin America, including in all of the markets where Codere Online operates. The Codere Group had over 45,000 slots in nearly 7,000 controlled and third-party retail venues throughout Latin America, Spain and Italy as of December 31, 2024, and approximately 45,000 slots and 9,000 retail venues as of December 31, 2023.

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

Codere Online has established itself as a leading operator across a number of markets since it began operations. According to Codere Online’s estimates, Codere Online’s market share in the online gaming markets of Mexico, Colombia, Panama and Spain ranged between approximately 2% and 22% in each of such markets in terms of net gaming revenue as of December 31, 2024. Since the Business Combination, which was consummated in November 2021, Codere Online has been using a significant part of the proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets. Codere Online is currently in the process of shifting its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations.

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

For the twelve months ended December 31, 2024, Codere Online’s revenues grew to €200.7 million compared to €161.6 million for the twelve months ended December 31, 2023, mainly driven by strong revenue growth from casinos for the year compared to 2023 and strong revenue trends in Mexico and Spain. For the twelve months ended December 31, 2023, Codere Online’s revenues grew to €161.6 million compared to €115.7 million for the twelve months ended December 31, 2022, mainly driven by strong revenue growth in online casino for the year compared to 2022.

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

Exchange Rate Fluctuations

Codere Online’s functional currency is the euro. Codere Online’s business, results of operations and financial condition can be affected significantly by fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. See Note 16 to the Annual Financial Statements beginning on page F-49 and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s audited consolidated balance sheets as of December 31, 2024 and 2023 and consolidated statements of operations for the years ended December 31, 2024 and 2023, and carve-out income statement for the year ended December 31, 2022.

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

Codere Online’s business includes the following operating segments:

●	Spain. The Spain segment consists of revenue generated by CDON.

●	Mexico. The Mexico segment consists of revenue generated by the AenP pursuant to the AenP Agreement.

●	Colombia. The Colombia segment consists of revenue generated by Codere Online Colombia S.A.S.

●	Other Operations. The Other Operations segment consists of revenue generated by Operating Management Services Panama S.A., Codere Online Argentina, S.A. and Codere Online Argentina S.A. Union Transitoria (collectively, “Other Operations”).

●	Supporting Entities. The Supporting Entities segment consists of revenue generated by Codere Israel Marketing Support Services LTD, Codere Online Luxembourg S.A., Codere Online U.S. Corp., Codere (Gibraltar) Marketing Services LTD, Servicios de Juego Online S.A.U. and Surviving Corporation (collectively, the “Supporting Entities”). The Supporting Entities provide support services, such as marketing and management services, to the operating entities of Codere Online. Therefore, most of the revenue generated by the Supporting Entities is eliminated in the consolidation process, as a result of offsetting the corresponding expenses from the relevant operating entities.

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

Depreciation and amortization consist primarily of the amortization of intangible assets and, to a much lesser extent, depreciation of property, plant and equipment and amortization of right-of-use assets. For additional information on Codere Online’s amortization of intangible assets, see Note 5 to the Annual Financial Statements beginning on page F-30.

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

As part of its growth strategy, Codere Online significantly increased its marketing expenses following the consummation of the Business Combination in 2022. Although Codere Online started to shift its priority from pursuing growth to seeking to achieve profitability and sustainability of its operations in 2023, Codere Online has continued to invest significant proceeds to fund its marketing expenditure in its core markets through 2024.

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

Additionally, finance income related to the change in fair value of Codere Online Warrants is included under this heading. The Codere Online Warrants resulted from the conversion of the DD3 Warrants into warrants of Codere Online representing the right to purchase Ordinary Shares. On November 30, 2021, the date of the conversion, the market price of the Codere Online Warrants was approximately €1.46 per Codere Online Warrant or €9.4 million in the aggregate. As of December 31, 2024, and 2023, the fair value of the warrant liabilities amounted to approximately €3.7 million and €0.4 million, respectively. The change in fair value of the Codere Online Warrants for the years ended December 31, 2024 and 2023 was recorded in the consolidated statements of operations as finance cost amounting to approximately €3.3 million and as a finance income of €0.9 million, respectively.

Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax, if any. The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated statement of operations and combined carve-out income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Codere Online’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

Results of Operations

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following table sets forth Codere Online’s consolidated statements of operations for the periods indicated, respectively:

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Revenue	200,704	161,647	39,057	24.2%
Personnel expenses	(18,784)	(17,437)	(1,347)	(7.7)%
Depreciation and amortization	(388)	(114)	(274)	n.m.
Other operating expenses	(177,201)	(158,850)	(18,351)	(11.6)%
Operating expenses	(196,373)	(176,401)	(19,972)	(11.3)%
OPERATING INCOME / (LOSS)	4,331	(14,754)	19,085	129.4%
Finance income / (costs)	1,041	5,826	(4,785)	(82.1)%
Net finance income / (costs)	1,041	5,826	(4,785)	(82.1)%
NET INCOME / (LOSS) BEFORE TAX	5,372	(8,928)	14,300	160.2%
Income tax benefit / (expense)	(1,462)	6,513	(7,975)	(122.4)%
NET INCOME / (LOSS) FOR THE YEAR	3,910	(2,415)	6,325	n.m.
Attributable to equity holders of the parent	3,908	(2,417)	6,325	n.m.
Attributable to non-controlling interest	2	2	-	n.m.

The following tables break down certain of the information presented in the consolidated statements of operations for the years ended December 31, 2024 and 2023, respectively by operating segments.

	For the year ended December 31, 2024
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	87,778	95,699	10,629	6,587	52,204	(52,193)	200,704
Personnel expenses	(2,360)	(1,746)	(331)	(1,041)	(13,306)	-	(18,784)
Depreciation and amortization	(123)	(30)	(2)	(7)	(226)	-	(388)
Other operating expenses	(67,786)	(96,322)	(8,986)	(11,394)	(44,906)	52,193	(177,201)
Operating expenses	(70,269)	(98,098)	(9,319)	(12,442)	(58,438)	52,193	(196,373)
OPERATING INCOME/(LOSS)	17,509	(2,399)	1,310	(5,855)	(6,234)	-	4,331
Finance income / (costs)	2,036	(2,930)	(310)	5,848	(3,603)	-	1,041
Net finance income / (costs)	2,036	(2,930)	(310)	5,848	(3,603)	-	1,041
NET INCOME/(LOSS) BEFORE TAX	19,545	(5,329)	1,000	(7)	(9,837)	-	5,372
Income tax benefit/(expense)	(4,154)	7	1	26	2,658	-	(1,462)
NET INCOME/(LOSS) FOR THE YEAR	15,391	(5,322)	1,001	19	(7,179)	-	3,910
Attributable to equity holders of the parent	15,391	(5,324)	1,001	19	(7,179)	-	3,908
Attributable to non-controlling interest	-	2	-	-	-	-	2

	For the year ended December 31, 2023
(in thousands of euros)	Spain	Mexico	Colombia	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	75,669	73,315	8,581	4,082	45,263	(45,263)	161,647
Personnel expenses	(1,968)	(1,776)	(292)	(700)	(12,701)	-	(17,437)
Depreciation and amortization	(24)	(32)	(2)	(6)	(50)	-	(114)
Other operating expenses	(60,362)	(83,181)	(10,587)	(8,897)	(41,086)	45,263	(158,850)
Operating expenses	(62,354)	(84,989)	(10,881)	(9,603)	(53,837)	45,263	(176,401)
OPERATING INCOME/(LOSS)	13,315	(11,674)	(2,300)	(5,521)	(8,574)	-	(14,754)
Finance income / (costs)	979	1,632	392	18	(246,870)	249,675	5,826
Net finance income / (costs)	979	1,632	392	18	(246,870)	249,675	5,826
NET INCOME/(LOSS) BEFORE TAX	14,294	(10,042)	(1,908)	(5,503)	(255,444)	249,675	(8,928)
Income tax benefit/(expense)	(1,500)	(8)	187	15	7,819	-	6,513
NET INCOME/(LOSS) FOR THE YEAR	12,794	(10,050)	(1,721)	(5,488)	(247,625)	249,675	(2,415)
Attributable to equity holders of the parent	12,794	(10,052)	(1,721)	(5,488)	(247,625)	249,675	(2,417)
Attributable to non-controlling interest	-	2	-	-	-	-	2

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €39.1 million, or 24.2%, to €200.7 million for the year ended December 31, 2024 from €161.6 million for the year ended December 31, 2023, primarily due to the increase in revenue in Mexico and Spain as set forth below.

For the year ended December 31, 2024 and 2023, online sports betting revenue amounted to €83.4 million and €72.2 million, respectively, and online casino wagering revenue amounted to €117.2 million and €89.5 million, respectively.

The following table sets forth the distribution of our revenues by operating segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Spain	87,778	75,669	12,109	16.0%
Mexico	95,699	73,315	22,384	30.5%
Colombia	10,629	8,581	2,048	23.9%
Other Operations	6,587	4,082	2,505	61.4%
Supporting Entities	52,204	45,263	6,941	15.3%
Intercompany eliminations	(52,193)	(45,263)	(6,930)	(15.3)%
Total	200,704	161,647	39,057	24.2%

Revenue in Spain increased €12.1 million, or 16.0%, to €87.8 million for the year ended December 31, 2024 from €75.7 million for the year ended December 31, 2023. This increase was primarily due to an increase in online casino wagering, mainly due to the acquisition of casino first players, crossing sports betting customers over to casino to maximize overall player yield.

Revenue in Mexico increased €22.4 million, or 30.5%, to €95.7 million for the year ended December 31, 2024 from €73.3 million for the year ended December 31, 2023. This increase was primarily driven by a 17% increase in the number of active players. During 2024, revenue from online casino wagering increased by €17.0 million, while revenue from online sports betting increased by €5.4 million.

Revenue in Colombia increased €2.0 million, or 23.9%, to €10.6 million for the year ended December 31, 2024 from €8.6 million for the year ended December 31, 2023. During 2024, revenue from online casino wagering increased by €1.5 million, while revenue from online sports betting increased by €0.5 million. Codere Online increased its focus on targeted promotional initiatives and marketing campaigns, including sponsorships with certain celebrities in Colombia.

Revenue from Other Operations increased €2.5 million, or 61.4%, to €6.6 million for the year ended December 31, 2024 from €4.1 million for the year ended December 31, 2023. This increase was primarily driven by Codere Online’s operations in the City of Buenos Aires (Argentina) and Panamá.

Personnel expenses

Personnel expenses increased €1.3 million, or 7.7%, to €18.8 million for the year ended December 31, 2024 from €17.4 million for the year ended December 31, 2023. This increase was primarily due to the increase in the number of personnel.

Depreciation and amortization

Depreciation and amortization increased €0.3 million to €0.4 million for the year ended December 31, 2024 from €0.1 million for the year ended December 31, 2023. The increase was primarily due to the amortization of the right-of-use assets derived from applying IFRS 16 for the first time for the year ended December 31, 2024.

Other operating expenses

Other operating expenses increased €18.4 million, or 11.6%, to €177.2 million for the year ended December 31, 2024 from €158.9 million for the year ended December 31, 2023. The increase was primarily due to an increase in marketing, gambling taxes and professional services and other expenses.

The following table sets forth the breakdown of our other operating expenses for the year ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Gambling taxes	19,863	16,281	3,582	22.0%
Leases	234	528	(294)	(55.7)%
Utilities, repairs and maintenance	1,060	1,432	(372)	(26.0)%
Professional services and other expenses	62,957	59,203	3,754	6.3%
Casino license royalties	7,732	6,279	1,453	23.1%
Marketing expenses	85,355	75,127	10,228	13.6%
Total	177,201	158,850	18,351	11.6%

Professional services and other expenses increased €3.8 million, or 6.3%, to €63.0 million for the year ended December 31, 2024 from €59.2 million for the year ended December 31, 2023. This increase was primarily a result of additional professional services required in connection with the expansion of the business, especially legal, audit and consulting expenses.

Codere Online believes that marketing is a major driver of growth for its business. Codere Online focuses on traditional marketing (including TV, radio and press), digital marketing (including paid media, social media and affiliation networks) and sports sponsorships. Marketing expenses increased €10.2 million, or 13.6%, to €85.4 million for the year ended December 31, 2024 from €75.1 million for the year ended December 31, 2023.

Codere Online has begun shifting its priority from primarily pursuing revenue growth to also focusing on profitability and sustainability of its operations and is in the process of improving the efficiency of its marketing and promotion activities.

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Spain	67,786	60,362	7,424	12.3%
Mexico	96,322	83,181	13,141	15.8%
Colombia	8,986	10,587	(1,601)	(15.1)%
Other operations	11,394	8,897	2,497	28.1%
Supporting	44,906	41,086	3,820	9.3%
Intercompany eliminations	(52,193)	(45,263)	(6,930)	(15.3)%
Total	177,201	158,850	18,351	11.6%

Other operating expenses in Spain increased €7.4 million, or 12.3%, to €67.8 million for the year ended December 31, 2024 from €60.4 million for the year ended December 31, 2023. This increase was primarily due to the increase in marketing expenses from €23.0 million in 2023 to €27.2 million in 2024.

Other operating expenses in Mexico increased €13.1 million, or 15.8%, to €96.3 million for the year ended December 31, 2024 from €83.2 million for the year ended December 31, 2023.This increase was primarily due to the increase in marketing expenses from €49.5 million in 2023 to €54.1 million in 2024. Codere Online concentrated its marketing efforts in Mexico in 2024, where it deployed a significant amount of its marketing spend for a total of 53.4%.

Other operating expenses in Colombia decreased €1.6 million, or 15.1%, to €9.0 million for the year ended December 31, 2024 from €10.6 million for the year ended December 31, 2023. This decrease was primarily due to a reduction in professional services spending of €1.4 million in 2024, from €4.2 million for the year ended December 31, 2023, to €2.8 million for the year ended December 31, 2024.

Other operating expenses incurred by the Other Operations segment increased €2.5 million, or 28.1%, to €11.4 million for the year ended December 31, 2024 from €8.9 million for the year ended December 31, 2023. This increase was primarily due to the increase in marketing expenses from €5.6 million in 2023 to €7.5 million in 2024.

Other operating expenses incurred by the Supporting Entities segment increased €3.8 million, or 9.3%, to €44.9 million for the year ended December 31, 2024 from €41.1 million for the year ended December 31, 2023.

Operating income / (loss)

As a result of the foregoing, operating income increased €19.1 million, or 129.4%, to €4.3 million for the year ended December 31, 2024 from an operating loss of €14.8 million for the year ended December 31, 2023.

Finance income / (costs)

Finance income decreased €4.8 million, or 82.1%, to €1.0 million for the year ended December 31, 2024 from finance income of €5.8 million for the year ended December 31, 2023. The decrease was primarily due to negative foreign exchange differences resulting from the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, Colombian peso, Argentine peso, and Panamanian balboa. The negative exchange rate impact amounted to approximately €6.5 million for the year ended December 31, 2024. Additionally, finance income was recorded for the year ended December 31, 2024 due to hyperinflation adjustment in Argentina which amounted €9.0 million and due to the change in the fair value of Codere Online Warrants which amounted €3.3 million. On December 31, 2023, the market price of the Codere Online Warrants was approximately €0.07 per Codere Online Warrant or €0.4 million in the aggregate. As of December 31, 2024, the market price increased to approximately €0.58 per Codere Online Warrant or €3.7 million in the aggregate. Therefore, as of December 31, 2024, the fair value of the warrant liabilities amounted to approximately €3.7 million. The change in fair value of the Codere Online Warrants between December 31, 2023 and December 31, 2024 was recorded in the consolidated statement of operations as finance cost amounting to approximately €3.3 million for the year ended December 31, 2024.

Net income / (loss) before tax

As a result of the foregoing, net income before tax increased €14.3 million, or 160.2%, to €5.4 million income for the year ended December 31, 2024 from €8.9 million loss for the year ended December 31, 2023.

Income tax benefit / (expense)

Income tax benefit decreased €8.0 million, or 122.4% to €1.5 million income tax expense for the year ended December 31, 2024 from €6.5 million income tax benefit for the year ended December 31, 2023. This was primarily due to the fact that Codere Online generated positive pre-tax income in 2024.

Net income / (loss) for the period

As a result of the foregoing, net loss for the period decreased €6.3 million to €3.9 million net income for the year ended December 31, 2024 from €2.4 million net loss for the year ended December 31, 2023.

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

The following table sets forth Codere Online’s consolidated statement of operations and carve-out income statement for the periods indicated, respectively:

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Revenue	161,647	115,747	45,900	39.7%
Personnel expenses	(17,437)	(15,301)	(2,136)	(14.0)%
Depreciation and amortization	(114)	(556)	442	79.5%
Other operating expenses	(158,850)	(155,765)	(3,085)	(2.0)%
Operating expenses	(176,401)	(171,622)	(4,779)	(2.8)%
OPERATING LOSS	(14,754)	(55,875)	41,121	73.6%
Finance income / (costs)	5,826	12,460	(6,634)	(53.2)%
Net finance income / (costs)	5,826	12,460	(6,634)	(53.2)%
NET LOSS BEFORE TAX	(8,928)	(43,415)	34,487	79.4%
Income tax benefit/(expense)	6,513	(2,968)	9,481	n.m.
NET LOSS FOR THE YEAR	(2,415)	(46,383)	43,968	94.8%
Attributable to equity holders of the parent	(2,417)	(46,382)	43,965	94.8%
Attributable to non-controlling interest	2	(1)	3	n.m.

The following tables break down certain of the information presented in the consolidated statement of operations for the year ended December 31, 2023 and carve-out income statement for the year ended December 31, 2022, respectively by operating segments.

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

The following table sets forth the distribution of our revenues by operating segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Spain	75,669	60,043	15,626	26.0%
Mexico	73,315	45,518	27,797	61.1%
Colombia	8,581	7,007	1,574	22.5%
Other Operations	4,082	3,179	903	28.4%
Supporting Entities	45,263	56,310	(11,047)	(19.6)%
Intercompany eliminations	(45,263)	(56,310)	11,047	19.6%
Total	161,647	115,747	45,900	39.7%

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

The following table sets forth the distribution of our other operating expenses by operating segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Spain	60,362	53,521	6,841	12.8%
Mexico	83,181	74,074	9,107	12.3%
Colombia	10,587	14,315	(3,728)	(26.0)%
Other operations	8,897	9,383	(486)	(5.2)%
Supporting	41,086	60,770	(19,684)	(32.4)%
Intercompany eliminations	(45,263)	(56,298)	11,035	19.6%
Total	158,850	155,765	3,085	2.0%

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

Other operating expenses in Colombia decreased €3.7 million, or 26.0%, to €10.6 million for the year ended December 31, 2023 from €14.3 million for the year ended December 31, 2022. This decrease was primarily due to a reduction in marketing spend of €6.5 million in 2023, from €8.8 million for the year ended December 31, 2022, to €2.3 million for the year ended December 31, 2023.

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

EBITDA

EBITDA is calculated as net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Net income / (loss) for the year	3,910	(2,415)	6,325	261.9%
Interest (income) / expense(1)	(1,041)	(5,826)	4,785	82.1%
Income tax expense / (benefit)	1,462	(6,513)	7,975	122.4%
Depreciation and amortization	388	114	274	240.4%
EBITDA	4,719	(14,640)	19,359	132.2%

(1)	Interest (income) / expense was calculated by summing all interest (income) / expense accounts that are included within finance costs in the consolidated statements of operations for the years ended December 31, 2024 and 2023.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Spain	17,632	13,339	4,293	32.2%
Mexico	(2,369)	(11,642)	9,273	79.7%
Colombia	1,312	(2,298)	3,610	157.1%
Other Operations	(5,848)	(5,515)	(333)	(6.0)%
Supporting Entities	(6,008)	(8,524)	2,516	29.5%
EBITDA	4,719	(14,640)	19,359	132.2%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Net income / (loss) for the year	15,391	12,794	2,597	20.3%
Interest (income) / expense	(2,036)	(979)	(1,057)	(108.0)%
Income tax expense / (benefit)	4,154	1,500	2,654	176.9%
Depreciation and amortization	123	24	99	n.m.
EBITDA from Spain	17,632	13,339	4,293	32.2%

EBITDA from Spain increased €4.3 million to €17.6 million for the year ended December 31, 2024 from €13.3 million for the year ended December 31, 2023. The year-on-year change was primarily due to an increase in operating income from €13.3 million for the year ended December 31, 2023 to €17.5 million for the year ended December 31, 2024. The increase in operating income was primarily a result of the revenue increase from €75.7 million for the year ended December 31, 2023 to €87.8 million for the year ended December 31, 2024 explained above partially offset by an increase in other operating expenses of €7.4 million. The increase in other operating expenses was primarily due to the increase in marketing expenses from €23.0 million in 2023 to €27.2 million in 2024.

Mexico

EBITDA from Mexico corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Net income / (loss) for the year	(5,322)	(10,050)	4,728	47.0%
Interest (income) / expense	2,930	(1,632)	4,562	n.m.
Income tax expense / (benefit)	(7)	8	(15)	n.m.
Depreciation and amortization	30	32	(2)	(6.3)%
EBITDA from Mexico	(2,369)	(11,642)	9,273	79.7%

EBITDA from Mexico increased €9.3 million to negative EBITDA of €2.4 million for the year ended December 31, 2024 from negative EBITDA of €11.6 million for the year ended December 31, 2023. The year-on-year change was primarily due to a decrease in operating loss from €11.7 million for the year ended December 31, 2023 to €2.4 million for the year ended December 31, 2024, which was driven mainly by an increase in revenue of €22.4 million partially offset by an increase in other operating expenses of €13.1 million. The increase in other operating expenses was related primarily to the increase in marketing expenses of €4.6 million during 2024.

Colombia

EBITDA from Colombia corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia.

The following table provides a reconciliation of EBITDA from Colombia to net income/(loss) from Colombia for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Net income / (loss) for the year	1,001	(1,721)	2,722	158.2%
Interest (income) / expense	310	(392)	702	179.1%
Income tax expense / (benefit)	(1)	(187)	186	99.5%
Depreciation and amortization	2	2	-	-
EBITDA from Colombia	1,312	(2,298)	3,610	157.1%

EBITDA from Colombia increased €3.6 million to positive EBITDA of €1.3 million for the year ended December 31, 2024 from negative EBITDA of €2.3 million for the year ended December 31, 2023. The increase was primarily due to an increase in operating income/(loss) from negative €2.3 million to positive €1.3 million, which was driven mainly by a decrease in other operating expenses of €1.6 million and an increase in revenue of €2 million. The decrease in other operating expenses was related primarily to the decrease in marketing expenses during 2024 of €1.0 million and the decrease in professional services and other expenses from €4.2 million in 2023 to €2.8 million in 2024 (on a gross basis, before intercompany eliminations).

Other operations

EBITDA from Other operations corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Panama and Argentina.

The following table provides a reconciliation of EBITDA from Other operations to net income/(loss) from the Other operations entities segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Net income / (loss) for the year	19	(5,488)	5,507	100.3%
Interest (income) / expense	(5,848)	(18)	(5,830)	n.m.
Income tax expense / (benefit)	(26)	(15)	(11)	(73.3)%
Depreciation and amortization	7	6	1	16.7%
EBITDA from Other operations	(5,848)	(5,515)	(333)	(6.0)%

EBITDA from Other operations decreased €0.3 million to negative EBITDA of €5.8 million for the year ended December 31, 2024 from negative EBITDA of €5.5 million for the year ended December 31, 2023. The decrease in EBITDA from Other operations was primarily driven by a €2.8 million increase in operating expenses, partially offset by a €2.5 million increase in revenue. The increase in operating expenses was mainly due to a €1.9 million increase in marketing expenses, from €5.6 million in 2023 to €7.5 million in 2024.

Supporting Entities

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Malta, Gibraltar, Israel, Spain and the United States.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2024 and 2023.

	For the year ended December 31,		Change
(in thousands of euros)	2024	2023	€	%
Net income / (loss) for the year	(7,180)	(247,625)	240,445	97.1%
Interest (income) / expense	3,604	246,870	(243,266)	(98.5)%
Income tax expense / (benefit)	(2,658)	(7,819)	5,161	66.0%
Depreciation and amortization	226	50	176	n.m.
EBITDA from the Supporting Entities	(6,008)	(8,524)	2,516	29.5%

EBITDA from the Supporting Entities segment increased €2.5 million to negative EBITDA of €6.0 for the year ended December 31, 2024 from negative EBITDA of €8.5 million for the year ended December 31, 2023. The primary driver of the increase relates to a decrease in operating loss from €8.6 million to €6.2 million, which is mainly due to an increase in revenues of €6.9 million, partially offset by an increase in other operating expenses of €3.8 million in 2024.

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income / (loss) for the year	(2,415)	(46,383)	43,968	94.8%
Interest (income) / expense(1)	(5,826)	(32)	(5,794)	n.m.
Income tax expense / (benefit)	(6,513)	2,968	(9,481)	n.m.
Depreciation and amortization	114	556	(442)	(79.5)%
EBITDA	(14,640)	(42,891)	28,251	65.9%

(1)	Interest (income) / expense was calculated by summing all interest (income) / expense accounts that are included within finance costs in the consolidated statement of operations for the year ended December 31, 2023 and carve-out income statement for the year ended December 31, 2022.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Spain	13,339	6,218	7,121	114.5%
Mexico	(11,642)	(27,292)	15,650	57.3%
Colombia	(2,298)	(7,731)	5,433	70.3%
Other Operations	(5,515)	(5,053)	(462)	(9.1)%
Supporting Entities	(8,524)	(44,788)	36,264	81.0%
Intercompany eliminations	-	35,755	(35,755)	(100)%
EBITDA	(14,640)	(42,891)	28,251	65.9%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest (income) / expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income / (loss) for the year	12,794	5,591	7,203	128.8%
Interest (income) / expense	(979)	-	(979)	(100)%
Income tax expense / (benefit)	1,500	576	924	160.4%
Depreciation and amortization	24	51	(27)	(52.9)%
EBITDA from Spain	13,339	6,218	7,121	114.5%

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

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2023 and 2022.

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income / (loss) for the year	(10,050)	(29,109)	19,059	65.5%
Interest (income) / expense	(1,632)	1,805	(3,437)	n.m.
Income tax expense / (benefit)	8	(10)	18	n.m.
Depreciation and amortization	32	21	11	52.4%
EBITDA from Mexico	(11,642)	(27,293)	15,651	57.3%

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

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income / (loss) for the year	(1,721)	(7,793)	6,072	77.9%
Interest (income) / expense	(392)	54	(446)	n.m.
Income tax expense / (benefit)	(187)	4	(191)	n.m.
Depreciation and amortization	2	4	(2)	(50.0)%
EBITDA from Colombia	(2,298)	(7,731)	5,433	70.3%

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

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income / (loss) for the year	(5,488)	(5,574)	86	1.5%
Interest (income) / expense	(18)	392	(410)	(104.6)%
Income tax expense / (benefit)	(15)	4	(19)	n.m.
Depreciation and amortization	6	125	(119)	(95.2)%
EBITDA from Other operations	(5,515)	(5,053)	(462)	(9.1)%

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

	For the year ended December 31,		Change
(in thousands of euros)	2023	2022	€	%
Net income / (loss) for the year	(247,625)	(51,784)	(195,841)	n.m.
Interest (income) / expense	246,870	4,235	242,635	n.m.
Income tax expense / (benefit)	(7,819)	2,406	(10,225)	n.m.
Depreciation and amortization	50	355	(305)	(85.9)%
EBITDA from the Supporting Entities	(8,524)	(44,788)	36,264	81.0%

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

The following table sets forth the distribution of our revenue and net gaming revenue by segment for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31,
(in millions of euros)	2024	2023	2022
Revenue
Spain	87.8	75.7	60.0
Mexico	95.7	73.3	45.5
Colombia	10.6	8.5	7.0
Panama	3.1	2.4	1.7
Other(1)	3.5	1.7	1.5
Total	200.7	161.6	115.7

Net Gaming Revenue
Spain	87.7	75.7	60.0
Mexico	106.6	81.7	51.1
Colombia	10.6	8.5	7.9
Panama	3.6	2.8	1.9
Other(1)(2)	3.5	3.2	2.0
Total	212.0	171.9	122.9

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Includes Other Operations, Supporting Entities and intercompany eliminations.

The following table reconciles the total net gaming revenue figures shown above with Codere Online’s revenue for the periods indicated.

	For the year ended December 31,
(in millions of euros)	2024	2023	2022
Revenue	200.7	161.6	115.7
Accounting Adjustments(1)	11.3	10.3	7.2
Net Gaming Revenue	212.0	171.9	122.9
Revenue (Spain)	87.8	75.7	60.0
Accounting Adjustments	(0.1)	-	-
Net Gaming Revenue (Spain)	87.7	75.7	60.0
Revenue (Mexico)	95.7	73.3	45.5
Accounting Adjustments(1)	10.9	8.4	5.6
Net Gaming Revenue (Mexico)	106.6	81.7	51.1
Revenue (Colombia)	10.6	8.5	7.0
Accounting Adjustments(1)	-	-	0.9
Net Gaming Revenue (Colombia)	10.6	8.5	7.9
Revenue (Panama)	3.1	2.4	1.7
Accounting Adjustments(1)	0.5	0.4	0.2
Net Gaming Revenue (Panama)	3.6	2.8	1.9
Revenue (Other)(2)	3.5	1.7	1.5
Accounting Adjustments(1)	-	1.5	0.5
Net Gaming Revenue (Other)(2)	3.5	3.2	2.0

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Accounting adjustments primarily reflect differences in recognition of revenue related to the value added tax (VAT) impact from entry fees in Mexico, certain partner and affiliate agreements in place in Colombia, the invoicing of certain operational and advisory services in Panama (under the Panama Restructuring Agreements) and the impact from the application of inflation accounting (IAS 29) in Argentina.
(2)	Includes Other Operations (excluding Panama), Supporting Entities and intercompany eliminations.

B.	Liquidity and Capital Resources

Liquidity

In 2024, for the first time Codere Online obtained profits in the operation of its business driven primarily by its increase in revenue.

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

Upon the consummation of the Business Combination on November 30, 2021, Codere Online received approximately $116 million in cash (approximately $103 million net of transaction fees and expenses). Codere Online had €40.3 million in cash and cash equivalents as of December 31, 2024 (€41.3 million as of December 31, 2023), of which €5.1 million was reserved (€5.2 million as of December 31, 2023). Reserved cash corresponds to customer balances from certain jurisdictions where the regulation requires Codere Online to reserve cash equal to the amount the customer has in the virtual wallet. Based on the above and on its current level of operations, Codere Online believes that cash on hand and cash generated from operations will be adequate to meet its anticipated obligations under its contracts, borrowings requirements and working capital needs for the next twelve months. However, Codere Online cannot provide any assurance that this will be the case or that Codere Online will be commercially successful or achieve or sustain profitability in the future.

Codere Online had positive equity of €24.2 million as of December 31, 2024 (positive equity of €21.3 million as of December 31, 2023). The increase in equity as of December 31, 2024 of €2.9 million compared to December 31, 2023 was primarily due to the net income recorded for the year ended December 31, 2024.

Codere Online had positive working capital amounting to €18.0 million as of December 31, 2024 (positive working capital amounting to €13.2 million as of December 31, 2023). The increase in working capital from December 31, 2023 to December 31, 2024 was primarily due to the net reduction on trade payables and other current liabilities and the net increase in current financial assets See Notes 8 and 10 to the Annual Financial Statements beginning on page F-34 and page F-36, respectively, for further information related to these proceeds.

Indebtedness

As of December 31, 2024 and 2023, Codere Online’s indebtedness primarily consisted of current financial liabilities in the form of borrowings with related parties and non-current financial liabilities in the form of warrants.

Codere Online’s borrowings, which amounted to €3.4 million as of December 31, 2024 (€5.1 million as of December 31, 2023), consisted of €3.4 million of current borrowings (€5.1 million as of December 31, 2023) and were related to short-term loans, mainly composed of debt with entities from the Codere Group. As of December 31, 2024, December 31, 2023, there were no non-current borrowings.

Codere Online had the following intra-group current financial liabilities as of December 31, 2024, all of which were with entities of the Codere Group.

Related company	Other current assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	320	-	2	1,035
Codere Apuestas España S.L. (CAES)	-	75	-	698
Other retail companies	-	173	175	956
Other Latam retail companies	-	38	1,436	424
Codere Colombia, S.A.	-	654	283	599
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	209	1,460	246
Other	-	-	9	-
Total	320	1,149	3,365	3,958

Codere Online had the following intra-group current financial liabilities as of December 31, 2023, all of which were with entities of the Codere Group.

Related company	Other current assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	3,859	-	4,626
Codere Apuestas España S.L. (CAES)	-	2,011	-	2,221
Other retail companies	-	935	637	1,272
Other Latam retail companies	-	13	2,618	835
Codere Colombia, S.A.	-	612	325	425
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	717	1,517	291
Other	-	-	8	-
Total	-	8,147	5,105	9,670

During 2024 and 2023, Codere Online maintained its non-current debt with Codere Group entities at zero. Codere Online current borrowings with group entities amounted to €3.4 million at December 31, 2024, mainly due to the €1.4 million granted by Libros Foráneos, S.A. de C.V. AenP, the Mexican subsidiary of the Codere Group, followed by €1.5 million granted by ALTA/HIPA.

During 2023, Codere Online maintained its non-current debt with Codere Group entities at zero. Codere Online current borrowings with group entities amounted to €5.1 million at December 31, 2023, mainly due to the €2.6 million granted by Libros Foráneos, S.A. de C.V. AenP, the Mexican subsidiary of the Codere Group, followed by €1.5 million granted by ALTA/HIPA.

Cash Flows Summary

Presented below is a summary of Codere Online’s consolidated operating, investing and financing cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands of euros)	2024	2023	2022
Net cash provided by/(used in):
Operating activities	3,943	(11,580)	(42,357)
Investing activities	(256)	(245)	(164)
Financing activities	(2,042)	1,330	-
Effect of exchange rate on cash and cash equivalents	(2,616)	(2,035)	1,421
Net change in cash and cash equivalents	(971)	(12,530)	(41,100)

Cash Flows from Operating Activities

Net cash provided by operating activities was €3.9 million for the year ended December 31, 2024 compared to net cash used in operating activities of €11.6 million for the year ended December 31, 2023. The change of approximately €15.5 million was primarily due to significant increase in our revenue in Spain and Mexico as a result of the increase in the number of customers and spend per customer, together with a lower level of marketing expenses.

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

Cash Flows from Investing Activities

Net cash used in investing activities was approximately €0.2 million, €0.2 million and €0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Company did not make any significant investments in 2024, 2023 or 2022. Therefore, the cash outflows from investing activities remained stable.

Cash Flows from Financing Activities

Net cash used in financing activities was €2.0 million for the year ended December 31, 2024. Net cash provided by financing activities was €1.3 million for the year ended December 31, 2023.

Net cash provided by financing activities was nil for the year ended December 31, 2022.

Trade Receivables and Other Current Assets

Codere Online’s trade receivables and other current assets, which amounted to €9.1 million as of December 31, 2024, (€13.6 million as of December 31, 2023), consisted primarily of receivables from the Codere Group companies, current tax asset related to value added tax (VAT), prepaid expenses and other receivables. Fluctuations in trade receivables and other current assets were mainly driven by changes in receivables from the Codere Group companies and in the current tax asset related to value added tax (VAT).

Trade Payables and Other Current Liabilities

Codere Online’s trade payables and other current liabilities, which amounted to €41.2 million as of December 31, 2024 (€47.0 million as of December 31, 2023), consisted of trade payables, customer virtual wallets, accrued expenses and other current liabilities. Fluctuations in trade payables and other current liabilities are mainly driven by the growth of the business.

Contractual Obligations and Commitments

The following table summarizes Codere Online’s contractual obligations and other commitments for cash expenditures as of December 31, 2024, and the years in which these obligations are due:

	Payments Due by Period
(in thousands of euros)	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations:
Non-current borrowings	-	-	-	-
Current borrowings	3,365	3,365	-	-
Total	3,365	3,365	-	-

Off-Balance Sheet Arrangements

As of December 31, 2024, Codere Online did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C.	Research and development, patents and licenses, etc.

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

Actual results may differ from these estimates under different assumptions or conditions. For a description of the Codere Online’s accounting estimates applied in the preparation of the financial statements, see Note 3(m) – Use of estimates and judgements to the to the Annual Financial Statements beginning on page F-24. Codere Online did not identify any critical accounting policies or critical accounting estimates for the year ended December 31, 2024.

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

Sensitivity analysis

The following table details the sensitivity of Codere Online’s consolidated statements of operations (net income / (loss)) for the years ended December 31, 2024 and 2023 and carve-out income statement (net income / (loss)) for the year ended December 31, 2022, and changes in equity for the years ended December 31, 2024, 2023 and 2022 to a 10% increase and decrease, as indicated below, in the euro against the relevant foreign currencies Colombian peso (COP), Mexican peso (MXN), Israeli new shekel (ILS), United States Dollar (USD) and Argentine peso (ARS). The analysis assumes that all variables, in particular interest rates, remain constant.

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2024	Income statement	Equity	Income statement	Equity
COP/EUR	4,580.9	(380)	-	380	-
MXN/EUR	21.31	3	-	(3)	-
USD/EUR	1.04	(1,132)	-	1,132	-
ARS/EUR	1,072.14	(91)	-	91	-
ILS/EUR	3.79	141	-	(141)	-

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2023	Income statement	Equity	Income statement	Equity
COP/EUR	4,223.37	(218)	-	218	-
MXN/EUR	18.67	606	-	(606)	-
USD/EUR	1.11	495	-	(495)	-
ARS/EUR	893.34	192	-	(192)	-
ILS/EUR	4.01	12	-	(12)	-

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2022	Income statement	Equity	Income statement	Equity
COP/EUR	5,130.6	18	-	(18)	-
MXN/EUR	20.65	938	-	(938)	-
GBP/EUR	0.88	1	-	(1)	-
USD/EUR	1.07	4,224	-	(4,224)	-
ARS/EUR	188.96	273	-	(273)	-
ILS/EUR	3.75	51	-	(51)	-

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

As described in Note 3 to the Annual Financial Statements beginning on page F-14, Codere Online’s historical credit loss experience between Codere Group entities is nil. The expected credit loss is estimated based on external risk parameters that are publicly available, such as the probability of default (PD) of the Codere Group and a loss given at default (LGD) of 100%.

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

Gonzaga Higuero. Mr. Higuero took on the position of CEO at Codere Group in July 2023 and currently serves as the Chairman of the Codere Online Board and Chairman of the Codere Group’s board of directors. Prior to this role, he held the position of CEO at HTG, Europe’s second-largest ambulance company, from 2018. HTG was owned by two PE firms and was subsequently acquired by another PE entity. Before his tenure at HTG, Mr. Higuero held various key positions within Prosegur, spanning the Security and Cash Management divisions. His roles included Managing Director for Europe (2008-2010), Managing Director for South America (2011-2014), and Managing Director for EMEA (2015-2018) at Prosegur Cash, contributing to its successful spin-off and IPO in 2017. Prior to his involvement with Prosegur, he spent five years at the Carrefour Group, where he held several positions in both the retail and online divisions. Mr. Higuero holds an MBA from IESE Business School in Barcelona, as well as a Law Degree and a business diploma from ICADE in Madrid.

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

Code of Ethics

See Item 16B “Code of Ethics.”

Senior Management

As of the date of filing of this annual report, the following persons serve as senior officers of Codere Online:

Name	Age	Title
Aviv Sher(1)	45	Chief Executive Officer
Oscar Iglesias	50	Chief Financial Officer
Amalia López	47	Chief Accounting Officer
Alberto Telias	42	Chief Marketing Officer
Yaiza Rodríguez	38	General Counsel
Deborah Guivisdalsky	44	Chief Operating Officer
Matan Shemesh	44	Chief of Growth and Strategy

(1)	Former Chief Operating Officer Mr. Sher replaced Mr. Edree as the Chief Executive Officer of Codere Online effective March 1, 2023.

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

Amalia López. Ms López currently serves as Chief Accounting Officer (CAO) at Codere Online, a role she assumed in July 2023 after more than 15 years of diverse experience at Codere Group. Before joining Codere Online, she was the Head of Controlling in the Finance Department at Codere Group, overseeing a comprehensive portfolio of operations across multiple countries. During this time, she played a crucial role in the multiple financial restructuring processes Codere Group carried out, while also leading several productivity initiatives and cost-reduction strategies. Earlier in her career, she was a key collaborator in Codere Group Spain’s retail operations before serving in the office of the Chairman. She holds a Bachelor’s degree in Law and Business Administration from Comillas Pontifical University in Madrid.

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

Aggregate Compensation of Directors and Senior Management

For the year ended December 31, 2024, the aggregate base compensation paid by Codere Online to the group of individuals serving as members of the senior management team of Codere Online was approximately €1.5 million. Certain members of this group also serve as Directors of the Codere Online Board but receive no compensation in that capacity. This amount does not include de-minimis benefits including, but not limited to, relocation travel, professional and business expenses and benefits in kind reimbursed or paid by Codere Online. The amount also does not include €1.23 million in variable compensation that was paid for the year ended December 31, 2024, by Codere Online to certain individuals who served as officers of Codere Online during the year ended December 31, 2024.

For the year ended December 31, 2024, the aggregate compensation paid by Codere Online to the Remunerated Directors amounted to approximately €293 thousand. None of the other members of the Codere Online Board (including certain members of the senior management team of Codere Online who served as members of the Codere Online Board during the year ended December 31, 2024) were entitled to compensation from Codere Online for serving on the Codere Online Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

Except as disclosed above, as of the date of this annual report, none of the members of the Codere Online Board or the senior management team of Codere Online have received any other compensation, benefits in kind or pension, retirement or similar benefits from Codere Online for the year ended December 31, 2024.

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

Compensation under the LTIP is based on the beneficiary’s expected role, responsibilities and contribution to the business of Codere Online, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Codere Online’s equity value. The share options have an exercise price of $10.00 per Ordinary Share, subject to certain anti-dilution protections, and are exercisable at the option of the beneficiary on a cash or cashless basis (subject to Codere Online’s option to net cash settle to avoid the dilutive impact from any such share option exercise) and are not be transferable by the beneficiary at any time. The restricted shares may also be net cash settled by Codere Online to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2024. The deferred payments will be paid at Codere Online’s option in cash or Ordinary Shares, will be calculated based on the operating and financial performance of Codere Online and will be payable after the end of the vesting period of the LTIP, subject to certain exceptions and acceleration events.

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

F.	DISCLOSURE OF A REGISTRANT’S ACTIONS TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of March 31, 2025, except as set forth below, by:

●	each person known to beneficially own more than 5% of the issued and outstanding Ordinary Shares and the Ordinary Shares on a fully diluted basis;

●	each of the members of the Codere Online Board and the senior management team; and

●	all of the members of the Codere Online Board and the senior management team as a group.

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

Related-Party Assets, Loans and Liabilities

Codere Online had the following intra-group current financial assets and liabilities as of December 31, 2024, all of which were with entities of the Codere Group and members of the Codere Online Board.

Related party	Current financial assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	320	-	11	1,035
Codere Apuestas España S.L. (CAES)	-	75	-	698
Other retail companies	-	173	175	956
Other Latam retail companies	-	38	1,436	424
Codere Colombia, S.A.	-	654	283	599
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	-	209	1,460	246
Total	320	1,149	3,365	3,958

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

Effective as of May 1, 2025, the Company, SEJO and Codere Newco entered into a waiver agreement pursuant to which the Company and SEJO agreed to waive the prohibition included in the Relationship and License Agreement restricting Codere Newco from carrying out a Restricted Activity (including, for the avoidance of doubt, the license, sublicense, sale or transfer/granting of rights with respect to the Licensed Marks to any person (other than Codere Online) operating an online gaming business) within the Territory, exclusively with respect to Italy (the “Waiver”). The Waiver will continue to be in effect provided that Codere Newco, or any company within Codere Group (i) starts operating an online gaming business pursuant to an Italian online gaming license held by a vehicle directly or indirectly controlled by Codere Newco (the “Italian Online Operation”) within one year from May 1, 2025, and (ii) continues operating the Italian Online Operation, without interruption, pursuant to an Italian online gaming license. Codere Newco shall indemnify and hold harmless SEJO, the Company, its successors and assigns and any Codere Online subsidiary and any of their respective directors, officers, agents, members, partners, stockholders and employees and other representatives of any Codere Online company (each, a “Codere Online Indemnified Party”), on demand, and on an after-tax basis without any withholding or deduction, from and against any claims, liabilities, losses, damages, costs or expenses (including reasonable legal expenses and attorney’s fees) (“Loss”) incurred by any Codere Online Indemnified Party arising from or in connection with the Waiver, including but not limited to (i) any fine, sanction, penalty or fee imposed by and payable to any regulatory authority, in any jurisdiction, and or (ii) any claims brought by any third party, arising from or in connection with (a) the Waiver, and/or (b) the use of the Licensed Marks by Codere Newco and/or its affiliates with respect to an online gaming business in Italy, and/or (c) the operation by Codere Newco and/or its affiliates of the online gaming business in Italy; provided that no Codere Online Indemnified Party shall be so indemnified with respect to any Loss that is finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction, or pursuant to a settlement agreement agreed to by such Codere Online Indemnified Party, to have resulted from such Codere Online Indemnified Party’s bad faith, fraud, willful misconduct or gross negligence or, in the case of a criminal matter, conduct undertaken with knowledge that the conduct was unlawful.

The foregoing description of the Relationship and License Agreement and the Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of the Relationship and License Agreement and the Waiver, which have been filed as an exhibit to this annual report.

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

Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2024, we maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and implementation of Codere Online’s disclosure controls and procedures. Based on such evaluation, Codere Online’s senior management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2024, Codere Online did not maintain effective disclosure controls and procedures.

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

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Codere Online’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Three of the previously reported material weaknesses, which were identified in connection with the preparation of our financial statements as of and for the years ended December 31, 2022 and December 31, 2023 were remediated as of December 31, 2023.

As of December 31, 2024, Codere Online’s senior management, under the supervision of Codere Online’s Chief Executive Officer and Chief Financial Officer, cannot affirmatively conclude that the Fourth Material Weakness related to the lack of sufficient internal controls to support financial reporting has been remediated. As a consequence, Codere Online did not maintain effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria described above.

Remediation actions taken

During 2024, Codere Online’s senior management continued actions to remediate the Codere Online Fourth Material Weakness. While certain remedial actions have been completed, Codere Online continues to actively plan for and implement additional control procedures.

To address the Fourth Material Weakness, during 2024, the Company undertook a comprehensive remediation plan aimed at strengthening the internal control environment and improving financial reporting processes. Key initiatives included the design and implementation of new critical controls, enhanced documentation and evidence practices, and increased engagement from process and control owners through training and ongoing support.

Additionally, a rationalization of the Company´s control matrix was undertaken, consolidating local controls into global controls and introducing new controls where necessary. Codere Online´s Internal Controls function was further restructured, to facilitate greater ownership and accelerate implementation by operational teams.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there has been no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

MaloneBailey LLP (“MaloneBailey”) acted as Codere Online’s independent auditor for the years ended December 31, 2024 and 2023. The table below sets out the total expenses incurred by Codere Online from MaloneBailey for services performed for the year ended December 31, 2024 and from MaloneBailey and Marcum LLP (“Marcum”) for services performed for the year ended December 31, 2023 in thousands of euros, and breaks down these amounts by category of service.

	2024	2023
	(in thousands of euros)
Audit fees(1)	€900	€2,015
Tax fees	-	3
Total	€900	€2,018

(1)	“Audit fees” in 2023 include (i) fees incurred with Marcum related to their audit work for the years ended December 31, 2023, 2022, and 2021, including opening balance for the latter and (ii) fees incurred with MaloneBailey related to their audit work for the year ended December 31, 2023.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1 million of the Company’s ordinary shares over a one-year period. As of May 28, 2025, Codere Online had repurchased 77,005 shares at an average price of $6.67 under the authorized share buyback plan.

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

Item 16G. Corporate Governance

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Codere Online is permitted to follow, and does follow, certain home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. Codere Online’s corporate governance practices differ in certain respects from those that U.S. domestic issuers must adopt in order to maintain a Nasdaq listing. A brief, general summary of the certain home country corporate governance practices Codere Online has opted to follow in lieu of certain Nasdaq Listing Rules is provided below:

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Codere Online do not require that the compensation of Codere Online’s senior management team be determined, or recommended to the Codere Online Board for determination, by a compensation committee comprised of independent directors. Codere Online follows Luxembourg law and its articles of association with regard to compensation of its senior management and has opted not to establish a compensation committee. Codere Online currently believes that matters in connection with compensation of Codere Online’s senior management should be discussed and determined by the entire Codere Online Board, and where relevant, be subject to the approval of the general meeting of shareholders of Codere Online.

●	Unlike Nasdaq Listing Rules, Luxembourg law and the articles of association of Codere Online do not require director nominations to be made by a nominations committee comprised of independent directors or by independent directors constituting a majority of the Codere Online Board’s independent directors. Codere Online follows Luxembourg law, its articles of association and the Nomination Agreement with regard to the process of nominating directors. Pursuant to the Nomination Agreement, Codere Newco has the right to propose certain directors for appointment by the Codere Online Shareholders. Moreover, directors may also be recommended by the Codere Online Board for appointment by Codere Online Shareholders (other than directors appointed by the Codere Online Board to fill a vacancy). Finally, Codere Online Shareholders holding at least 10% of the Ordinary Shares of Codere Online may propose certain directors for appointment by the Codere Online Shareholders.

●	Nasdaq Listing Rules require that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. Codere Online is a “foreign private issuer” as defined by the SEC, and the equity securities of Codere Online are accordingly exempt from the proxy rules set forth in the Exchange Act. Additionally, Codere Online is not required to solicit proxies in accordance with applicable rules and regulations in Luxembourg.

●	Codere Online follows Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33⅓% of the outstanding voting shares. Under the articles of association of Codere Online and the 1915 Law, lower thresholds are mandatorily required for certain meetings of Codere Online Shareholders. In addition, under the articles of association of Codere Online, there is no quorum requirement for resolutions to be considered at certain extraordinary general meetings of Codere Online Shareholders. Except where lower thresholds are mandatorily required by the 1915 Law or Luxembourg law for certain meetings of Codere Online Shareholders, under the articles of association of Codere Online quorum for ordinary general meetings of Codere Online Shareholders is the presence or representation of 33⅓% of the outstanding voting shares. For extraordinary general meetings of Codere Online Shareholders, the quorum is the presence or representation of at least 50% of the outstanding voting shares, being understood that if such quorum is not reached, a second meeting can be convened at which no quorum requirement shall apply.

●	Nasdaq Listing Rule 5635 requires shareholder approval in connection with, among other things, (A) the issuance of securities in connection with an acquisition of the stock or assets of another company if (i) the issuance will result in the issuance of 20% or more of the voting power or number of shares of common equity outstanding prior to the proposed issuance or (ii) certain affiliates have a 5% interest (or 10% interest on a collective basis) in the company or assets proposed to be acquired, (B) an issuance of securities results in a change of control of Codere Online, (C) the issuance of securities in connection with a new or materially amended equity compensation plan and (D) certain private offerings of 20% or more of Codere Online’s common equity outstanding prior to the offering at a price below the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)). Codere Online has chosen to follow Luxembourg law applicable to it with respect to shareholder approval in connection with issuance of securities in lieu of following Nasdaq Listing Rule 5635. Under Luxembourg law, the issuance of securities in the contexts described above normally require shareholder approval but it is permitted to authorize the board to proceed to such issuances under certain conditions. Thus, under the articles of association of Codere Online do not require that shareholder approval be obtained in connection with certain dilutive events. Under the articles of association of Codere Online and the 1915 Law, the Codere Online Board is authorized to issue new Ordinary Shares for an amount not to exceed the amount of authorized, but unissued and unsubscribed share capital of Codere Online and to allot existing or newly issued Ordinary Shares to certain persons, including employees of Codere Online, without shareholder approval, as set forth under the articles of association of Codere Online.

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

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

Please refer to pages F-1 through F-55 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Consolidated Articles of Association of Codere Online Luxembourg, S.A., dated as of November 30, 2021 (incorporated by reference to Exhibit 3.1 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

2.1*	Description of Securities.

2.2	Specimen Ordinary Share Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit 4.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

2.3	Warrant Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

2.4	Form of Assignment, Assumption and Amendment Agreement by and among DD3 Acquisition Corp. II, Codere Online Luxembourg, S.A. and Continental Stock Transfer & Trust Company, with respect to the Warrant Agreement dated as of December 7, 2020 (incorporated by reference to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

2.5	Form of Warrant Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit A to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.1#	Business Combination Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit 2.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

4.2	Contribution and Exchange Agreement, dated as of June 21, 2021, by and among Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.3	Investor Support Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.5	Forward Purchase Agreement, dated as of November 17, 2020, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.5 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.6	Forward Purchase Agreement, dated as of November 19, 2020, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.12 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.7	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.6 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.8	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.7 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.9	Form of Registration Rights and Lock-Up Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP, Baron Global Advantage Fund, Baron Emerging Markets Fund, Destinations International Equity Fund, Codere Newco, S.A.U. and DD3 Acquisition Corp. II (incorporated by reference to Exhibit A of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.10	Form of Nomination Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC and Codere Newco, S.A.U. (incorporated by reference to Exhibit B of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.11	Form of Indemnification Letter, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit C of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.12	Form of Redemption Agreement for Codere Ordinary Shares by and between Codere Online Luxembourg, S.A. and Codere Newco, S.A.U. (incorporated by reference to Exhibit G of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.13	Form of Expenses Reimbursement Letter by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit H of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.14	Relationship and License Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.13 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.15#	Sponsorship and Services Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.14 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.16#	New Platform and Technology Services Agreement, made and entered into as of October 8, 2024, effective from January 1, 2023, by and between Codere Online S.A.U., Servicios de Juego Online, S.A.U., Codere Apuestas Espana S.L.U. and Codere Newco S.A.U. (incorporated by reference to Exhibit 4.16 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.17	English translation of agreement, dated June 21, 2021, by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 10.16 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.18	English translation of the amendment, effective as of August 2, 2023, to the agreement dated June 21, 2021 by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 4.18 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.19	Internal Affiliate Program Master Agreement, dated March 12, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.17 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.20#	Amendment No.1 to the Internal Affiliate Program Agreement, dated as of June 30, 2023, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U (incorporated by reference to Exhibit 4.20 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.21#	Executive Vice Chairman Supplemental Bonus Agreement, effective as of May 7, 2024, between Servicios de Juego Online, S.A. Codere Israel Marketing Support Services Ltd., Codere Newco, S.A.U. and Moshe Edree (incorporated by reference to Exhibit 4.21 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.22	Investment Management Trust Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.23	Stock Escrow Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, Continental Stock Transfer & Trust Company and certain securityholders (incorporated by reference to Exhibit 10.4 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.24†	Long-term Incentive Plan Master Agreement (incorporated by reference to Exhibit 4.25 to Codere Online Luxembourg, S.A.’s Annual Report on Form 20-F filed with the SEC on April 29, 2022).

4.25*	Waiver to the Relationship and License Agreement, effective as of May 1, 2025, between Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and Codere Newco, S.A.U.

8.1*	List of Subsidiaries of Codere Online Luxembourg, S.A.

11.1	Codere Online Luxembourg, S.A. Insider Trading Policy (incorporated by reference to Exhibit 11.1 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Codere Online Luxembourg, S.A. Clawback Policy (incorporated by reference to Exhibit 97.1 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Documents.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within Inline XBRL document)

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Codere Online Luxembourg, S.A.

Date: June 2, 2025	By:	/s/ Aviv Sher
		Name:	Aviv Sher
		Title:	Chief Executive Officer

Date: June 2, 2025	By:	/s/ Oscar Iglesias
		Name:	Oscar Iglesias
		Title:	Chief Financial Officer

INDEX TO FINANCIAL INFORMATION

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 206)	F-2

Consolidated Statements of Financial Position as of December 31, 2024 and 2023	F-3

Consolidated Statements of Operations for the years ended December 31, 2024 and 2023 and Consolidated Carve-Out Income Statement for the year ended December 31, 2022	F-4

Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023 and Consolidated Carve-Out Statement of Comprehensive Income for the year ended December 31, 2022	F-5

Consolidated Statements of Changes in Equity for the years ended December 31, 2024 and 2023 and Consolidated Carve-Out Statement of Changes in Equity for the year ended December 31, 2022	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023 and Carve-Out Statement of Cash Flows for the year ended December 31, 2022	F-7

Notes to Consolidated Financial Statements	F-8 – F-55

Report of Independent Registered Public Accounting Firm	F-56

Consolidated Statement of Financial Position as of December 31, 2022, and Consolidated Carve-out Statement of Financial Position as of December 31, 2021	F-57

Consolidated Carve-out Income Statements for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Income Statement for the Year Ended December 31, 2020	F-58

Consolidated Carve-out Statement of Comprehensive Income for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Comprehensive Income for the Year Ended December 31, 2020	F-59

Consolidated Carve-out Statement of Changes in Equity for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Changes in Equity for the Year Ended December 31, 2020	F-60

Consolidated Carve-out Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, and Consolidated Combined Carve-out Statement of Cash Flows for the Year ended December 31, 2020	F-62

Notes to Financial Statements	F-63 – F-120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Codere Online Luxembourg, S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Codere Online Luxembourg, S.A. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated carve-out financial statements of the Company as of December 31, 2022 were audited by other auditors whose report dated April 28, 2023, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

June 2, 2025

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31 2024 AND 2023

(Thousands of Euros)

	Notes	12/31/2024	12/31/2023
ASSETS
A) NON-CURRENT ASSETS		11,617	8,519
Intangible assets	5	-	10
Property, plant and equipment	6	453	331
Right-of-use assets	7	1,957	-
Deferred tax assets	13	9,207	8,178
B) CURRENT ASSETS		62,923	65,280
Trade receivables and other current assets	9	9,122	13,604
Current financial assets	8	13,494	10,398
Cash and cash equivalents	8	40,307	41,278
TOTAL ASSETS (A+B)		74,540	73,799

	Notes	12/31/2024	12/31/2023
EQUITY AND LIABILITIES
A) EQUITY	10	24,220	21,286
Equity attributable to equity holders of the Company		24,071	21,139
Equity attributable to non-controlling interest		149	147
B) NON-CURRENT LIABILITIES		5,358	408
Non-current lease obligations	7	1,638	-
Non-current financial liabilities	11	3,720	408
C) CURRENT LIABILITIES		44,962	52,105
Lease obligations	7	364	-
Borrowings	11	3,365	5,105
Trade payables and other current liabilities	12	41,233	47,000
TOTAL EQUITY AND LIABILITIES (A+B+C)		74,540	73,799

The accompanying notes 1 to 19 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 AND

CONSOLIDATED CARVE-OUT INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

(Thousands of Euros)

	Notes	2024	2023	2022
Revenue	14	200,704	161,647	115,747
Personnel expenses	14	(18,784)	(17,437)	(15,301)
Depreciation and amortization	14	(388)	(114)	(556)
Other operating expenses	14	(177,201)	(158,850)	(155,765)
Operating expenses		(196,373)	(176,401)	(171,622)
OPERATING INCOME/(LOSS)		4,331	(14,754)	(55,875)
Finance income / (costs)	14	1,041	5,826	12,460
Net finance income		1,041	5,826	12,460
NET INCOME/(LOSS) BEFORE TAX		5,372	(8,928)	(43,415)
Income tax benefit/(expense)	13	(1,462)	6,513	(2,968)
NET INCOME/(LOSS) FOR THE YEAR		3,910	(2,415)	(46,383)
Attributable to equity holders of the Company		3,908	(2,417)	(46,382)
Attributable to non-controlling interests		2	2	(1)

Basic earnings per share attributable to equity holders of the parent (Euro)	14	0.09	(0.05)	(1.03)
Diluted earnings per share attributable to equity holders of the parent (Euro)	14	0.08	(0.05)	(1.03)

The accompanying notes 1 to 19 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 AND

CONSOLIDATED CARVE-OUT STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

(Thousands of Euros)

	2024	2023	2022
Net income / (loss) for the year	3,910	(2,415)	(46,383)
Currency translation differences	(2,834)	(3,402)	(1,470)
Income tax impact	-	-	-
Items that may be reclassified subsequently to profit or loss	(2,834)	(3,402)	(1,470)
Total other comprehensive income/(loss) recognized in the year	(2,834)	(3,402)	(1,470)
Total comprehensive income / (loss) recognized in the year	1,076	(5,817)	(47,853)
Attributable to:
Equity holders of the Company	1,074	(5,819)	(47,852)
Non-controlling interests	2	2	(1)

The accompanying notes 1 to 19 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 AND

CONSOLIDATED CARVE-OUT STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

(Thousands of Euros)

	Attributable to equity holders of the Company (Codere Online Luxembourg S.A.)
	Issued capital	Other reserves	Share premium	Net income / (loss) for the year	Retained earnings / (losses)	Other comprehensive income/(loss)		Total	Non-controlling interest	Total Equity
Balance at January 1, 2022	45,122	18,188	106,920	(68,067)	(33,970)	-	(185)	68,008	146	68,154
Net income/(loss) for the year	-	-	-	(46,382)	-	-	-	(46,382)	(1)	(46,383)
Other comprehensive income/(loss) for the year	-	-	-	-	-		(1,470)	(1,470)	-	(1,470)
Total comprehensive income/ (loss) for the year	45,122	18,188	106,920	(114,449)	(33,970)		(1,655)	20,156	145	20,301
Appropriation of result	-	-	-	68,067	(68,067)		-	-	-	-
Employee share-based compensation (Note 10)	-	3,369	-	-	-		-	3,369	-	3,369
Other movements (Note 10)	-	877	-	-	-		-	877	-	877
Balance at December 31, 2022	45,122	22,434	106,920	(46,382)	(102,037)	-	(1,655)	24,402	145	24,547
Net income/(loss) for the year	-	-	-	(2,417)	-	-	-	(2,417)	2	(2,415)
Other comprehensive income/(loss) for the year	-	-	-	-	-		(3,402)	(3,402)	-	(3,402)
Total comprehensive income/ (loss) for the year	-	-	-	(2,417)	-		(3,402)	(5,819)	2	(5,817)
Appropriation of result	-	-	-	46,382	(46,382)		-	-	-	-
Debt modification (Note 10)	-	310	-	-	-		-	310	-	310
Capital increase (Note 10)	176	(176)	-	-	-		-	-	-	-
Employee share-based compensation (Note 10)	-	2,246	-	-	-		-	2,246	-	2,246
Balance at December 31, 2023	45,298	24,814	106,920	(2,417)	(148,419)	-	(5,057)	21,139	147	21,286
Net income/(loss) for the year	-	-	-	3,908	-	-	-	3,908	2	3,910
Other comprehensive income/(loss) for the year	-	-	-	-	-		(2,834)	(2,834)	-	(2,834)
Total comprehensive income/ (loss) for the year		-	-	3,908	-		(2,834)	1,074	2	1,076
Appropriation of result	-	-	-	2,417	(2,417)		-	-	-	-
Capital increase (Note 10)	193	(193)	-	-	-		-	-	-	-
Employee share-based compensation (Note 10)	-	1,858	-	-	-		-	1,858	-	1,858
Balance at December 31, 2024	45,491	26,479	106,920	3,908	(150,836)	-	(7,891)	24,071	149	24,220

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 AND

CARVE-OUT STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

(Thousands of Euros)

	2024	2023	2022
Net income / (loss) before tax	5,372	(8,928)	(43,415)
Adjustments to profit/loss:	1,205	(3,466)	(8,595)
Depreciation and amortization (Note 14)	146	114	556
Movements in provisions	1,858	2,246	3,369
Change in expected credit loss	-	-	150
Exchange rate impact (Note 14)	6,519	1,618	(5,828)
Effect of hyperinflation on results (Note 14)	(8,990)	(5,292)	(2,265)
Short term investment gain (Note 14)	(1,382)	(1,020)	-
Related parties debt restructuring (Note 14)	-	1,573	-
Changes in fair value (Notes 11 and 14)	3,310	(890)	(4,215)
Deferred taxes (Note 13)	-	-	(61)
Interest (income)/expenses (Note 14)	(603)	(1,815)	(88)
Interest expense on lease liabilities (Note 7)	105	-	-
Non-cash lease expense (Note 7)	242	-	-
Others	-	-	(213)
Changes in working capital:	(541)	2,034	10,534
Trade receivables and other current assets (Note 9)	2,136	(9,269)	(3,935)
Trade payables and other current liabilities (Note 12)	(2,677)	11,303	14,469
Income tax paid	(2,093)	(1,220)	(881)
Net cash provided by (used in) operating activities	3,943	(11,580)	(42,357)
Payment for purchases of property, plant and equipment (Note 6)	(256)	(245)	(164)
Net cash used in investing activities	(256)	(245)	(164)
Drawdown of other borrowings (Note 11)	(1,740)	1,330	-
Interest paid on lease liabilities (Note 7)	(105)	-	-
Capitalized lease payments (Note 7)	(197)	-	-
Net cash provided by (used in) financing activities	(2,042)	1,330	-
Net increase / (decrease) in cash and cash equivalents	1,645	(10,495)	(42,521)
Cash and cash equivalents at the beginning of the year	41,278	53,808	94,908
Effect of changes in exchange rates on cash and cash equivalents	(2,616)	(2,035)	1,421
Cash and cash equivalents at the end of the year	40,307	41,278	53,808

NON-CASH TRANSACTIONS

	2024	2023	2022
Initial recognition of ROU and lease liabilities (Note 7)	2,200	-	-
-Forgiveness of loan deemed as capital contribution	-	311	-

The accompanying notes 1 to 19 are an integral part of the consolidated financial statements.

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Thousands of Euros, except for share and per share amounts)

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

The Company is comprised of the former online gambling operations of its majority shareholder Codere Group Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama and Argentina focused on online gambling and other online services. As of December 31, 2024, Codere Group controls the Company through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 65.95% of the ordinary shares of the Company.

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

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia S.A.S.**	Operating Entity	100%	Colombia
Operating Management Services Panama S.A.**	Operating Entity	100%	Panama
LIFO AenP.**	Operating Entity	99.99%	Mexico
Codere Online Mexico S.A de C.V.	Supporting Entity	100%	Mexico
Codere Online Operator LTD***	Operating Entity	100%	Malta
Codere Online Argentina, S.A. **	Operating Entity	95%	Argentina
Codere Online Argentina, S.A. Unión Transitoria.**	Operating Entity	92.2%*	Argentina
Codere Israel Marketing Support Services LTD.	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD.****	Supporting Entity	100%	Gibraltar

*	1% directly through SEJO and 96% indirectly through Codere Online´s 95% ownership of Codere Online Argentina, S.A.
**	Please refer to Note 18 for more information about these entities.
***	Its liquidation is still in process and, once completed, it will be effective as from August 28, 2024.
****	Liquidated on January 17, 2024

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

The second step of the creation of Codere Online (the “Exchange”) involved the transfer of SEJO to the Company in exchange for 29,970,000 of additional newly issued ordinary shares of the Company, nominal value of €1 per ordinary share, which were issued to CNEW. CNEW is a Spanish public limited liability company (Sociedad Anónima Unipersonal), having its registered office at 26, Avenida de Bruselas, 28108 Alcobendas, Madrid, Spain and registered with the trade registry of Madrid under the reference Volume 34399, page 192, section 8, Sheet M-618.784 and is the sole shareholder of the Company.

As explained above, Codere Online was reorganized through a series of corporate transactions. Firstly, the Restructuring and secondly the Exchange, which was the non-monetary contribution of SEJO to the Company at book value in exchange for 29,970,000 ordinary shares of the Company effective on November 29, 2021 (see Note 10). As result SEJO became a wholly owned subsidiary of the Company. The reorganization of all the online business under SEJO and the subsequent non-monetary contribution was considered a business combination under common control using the “predecessor accounting method”.

The third step relates to the merger (the “Merger”) of Codere Online U.S. Corp with and into DD3, with DD3 surviving the Merger as a wholly owned subsidiary of the Company. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp”. The Merger was closed on November 30, 2021, and immediately prior thereto, each share of DD3 Class B Common Stock issued and outstanding immediately prior to the close of the Merger was automatically converted and exchanged for one validly issued, fully paid and non-assessable share of DD3 Class A Common Stock (the “Class B Conversion”). Additionally, each share of DD3 Class A Common Stock issued and outstanding immediately prior to the close of the Merger (15,121,956 shares) was exchanged for one share of the Company (the “Ordinary Shares Merger Issuance”) pursuant to a share capital increase of the Company (the “Company Capital Increase”) (see Note 10). Additionally, the conversion of each DD3 warrant (6,435,000 warrants), which no longer represented a right to acquire one share of DD3 Class A Common Stock was substituted by the right to acquire one Company ordinary share on substantially the same terms. The Merger was not considered a business combination under IFRS 3, Business Combinations, but rather it has been accounted for under IFRS 2, Share-based Payment, as DD3 was not considered to be a business based on IFRS 3. As a result of the Exchange and the Merger completed on November 29 and November 30, 2021, respectively, SEJO and DD3 became direct wholly owned subsidiaries of the Company.

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

The consolidated financial statements were approved by the board of directors on May 27, 2025.

The financial statements as of and for the year ended December 31, 2022 are consolidated carve-out financial statements.

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

The consolidated carve-out financial statements are considered “carve-out” financial statements because the 2022 income statement and statement of cash flows include carved-out results related to the online businesses of certain entities of the Codere Group. In 2021, these entities and/or businesses were transferred to, and became wholly owned subsidiaries of SEJO, which became in turn a subsidiary of the Company upon consummation of the Exchange, except as described herein with respect to (i) Colombia, Panama and the City of Buenos Aires (Argentina), where Restructuring Agreements were entered into, and (ii) Mexico, where Codere Online operates under an “Asociación en Participación” or “AenP”, and except for the online business results carved out from Iberagen, S.A. to be presented in the relevant financial statements of Codere Group, until the incorporation of Codere Online Argentina, S.A. in July 18, 2022.

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

The cost of the service, which is a non-cash expense, was €35.8 million and was accounted for as an expense for the Company at the time of the consummation of the Business Combination.

Transaction costs incurred in connection with the consummation of the Business Combination amounted to a total of €16.4 million, of which (i) DD3 incurred €6.8 million, which were accounted for as a reduction in cash and cash equivalents and a corresponding reduction in share premium of the Company in the consolidated carve-out financial statements of Codere Online for the year ended December 31, 2021 and (ii) SEJO incurred €9.6 million, of which €3.0 million were assumed by Codere Online, and which were reflected as an increase in other operating expenses and as a combination of a reduction in cash and cash equivalents and an increase in share premium of the Company in the consolidated carve-out financial statements of Codere Online from the year ended December 31, 2021.

Changes in perimeter

The perimeter of Codere Online consists of 11 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg) as described in Note 1 of these Consolidated Financial Statements.

Codere (Gibraltar) Marketing Services LTD operations were discontinued effective as of April 30, 2023 and was liquidated on January 17, 2024, as detailed in Other Information Note (Note 18).

The Malta operating entity (Codere Online Operator LTD) liquidation is still in process and, once completed, it will be effective as from August 28, 2024.

3.	ACCOUNTING POLICIES

As stated in Note 2, Codere Online’s consolidated financial statements for the periods ended December 31, 2024 and 2023, have been prepared in accordance with IFRS as issued by the IASB and pursuant to the interpretations issued by the IFRIC.

Codere Online adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2), effective January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the financial statements.

The amendments require the disclosure of ‘material’, rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The following is a description of the material accounting policies used in preparing the accompanying consolidated financial statements:

a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, 2024.

Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

The Company holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which the Company is entitled to receive 99.99% of any distributed profits and (ii) Codere Online Argentina, S.A., of which SEJO initially held 95% and the economic rights over the remaining 5% after it was incorporated and registered on January 28, 2022. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Company’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

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

The consolidated carve-out financial statements were prepared using Codere Group’s historical basis in the assets and liabilities and include all revenues, expenses, assets and liabilities attributed to Codere Online up as part of the Restructuring, including certain general and administrative services provided by Codere Group. These general and administrative services were provided by Codere Online until consummation of the Business Combination on November 30, 2021. Codere Online believes that by including these costs, the consolidated carve-out income statement include a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Group if it had operated as an independent, publicly traded company during the precedent periods or of the costs expected to be incurred in the future. Codere Online entered into an agreement with Codere Group effective from December 1, 2021, the day after the closing date of the Business Combination, whereby Codere Group has agreed to provide Codere Online with the resources to comply with regulators, authorities and other third parties in general. The purpose of this contract is to ensure that Codere Online is complying with its obligations and correctly reflecting its costs. The fee for these services as per the agreement is 0.75% of Codere Online’s revenue.

b)	Functional and presentation currency

The functional currency of all entities comprising Codere Online is the currency of the countries in which they operate. The presentation currency of Codere Online is the Euro and therefore, all balances and transactions denominated in currencies other than the Euro are deemed to be denominated in a foreign currency.

Transactions in foreign currencies are translated at their initial valuation at the spot exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rate prevailing at the balance sheet date. Exchange differences, both positive and negative, arising in this process, as well as those arising on settlement of these assets and liabilities, are recognized in the consolidated statement of operations and carve-out income statement for the year in which they arise.

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

When IAS 29 applies, the subsidiary’s financial statements are adjusted for the effects of changes in the general price level, in order to provide users with information that is more meaningful and useful, which means that:

-	Adjust the historical cost of the non-monetary assets and liabilities and the various equity items from the date of acquisition or incorporation onto the consolidated statement of financial position until the end of the financial year to reflect changes in the purchasing power of the currency as a result of inflation.

-	To reflect the gain or loss corresponding to the impact of the year’s inflation on the net monetary position on the consolidated statement of operations and carve-out income statement.

-	Adjust the different items on the consolidated statement of operations and carve-out income statement and cash flow statement by the inflationary index since their generation, with a balancing entry in financial results and a reconciling item in the cash flow statement, respectively.

-	Convert all components of the financial statements to the closing exchange rate. In the case of the Argentine companies, to the closing exchange rate as at 31 December 2024 being 565 pesos per euro.

At December 31, 2024, no country other than Argentina in which the consolidated entities of Codere Online are located, is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by IFRS-IASB.

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

Codere Online depreciates its property, plant and equipment from the time they can be placed in service, depreciating the cost of the assets on a straight-line basis over the assets’ estimated useful lives, which are as follows:

Years of estimated useful life
Machinery and equipment	3-10 years
Other fixtures, fittings and tools	3-15 years

f)	Leases

Codere Online assesses whether a contract is or contains a lease, at inception of the contract. Codere Online recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, Codere Online recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate.

The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the group and the lease does not benefit from a guarantee from the group.

Lease payments included in the measurement of the lease liability comprise.

●	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

●	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

●	the amount expected to be payable by the lessee under residual value guarantees;

●	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

●	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Codere Online remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

●	the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used.

●	a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Codere Online did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever Codere Online incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of the lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Codere Online applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Note 3 (g).

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs.

g)	Impairment of non-current assets

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

h)	Financial instruments

Classification of financial assets and financial liabilities

Financial assets and financial liabilities are recognized when an entity within Codere Online becomes a party to the contractual provisions of a financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net income or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated statements of operations and carve-out income statement.

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

With respect to the derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received (and which will be received in the future) and the cumulative gain or loss that had been recognized in the consolidated statements of comprehensive income and accumulated in equity is recognized in the consolidated statements of operations and carve-out income statement.

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

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss (“FVTPL”) when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

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

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated statement of operations and carve-out income statement. The remaining amount of change in the fair value of liability is recognized in the consolidated statement of operations and carve-out income statement. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Derecognition of financial liabilities

Codere Online derecognizes financial liabilities when, and only when, Codere Online’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the derecognized financial liability and the consideration paid and payable is recognized in the consolidated statements of operations and carve-out income statement.

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for Codere Online’s shares at a fixed price. Although the warrants will be exchanged for Codere Online’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument. Changes in the fair value of the financial liability are presented in the consolidated statements of operations and carve-out income statement under the heading “Finance income / (costs)”.

i)	Cash and cash equivalents

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

j)	Revenue

Revenue from contracts with customers is recognized when service is provided to the customer at an amount that reflects the consideration to which Codere Online expects to be entitled in exchange for those services. Codere Online has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before providing them to the customer.

Online gambling

Codere Online generates its revenues from online gambling (online casino and sports betting). Codere Online recognizes revenue from online gambling at a point in time when each wager has been made and resolved. It is recorded as gambling revenue in the accompanying consolidated statements of operations and carve-out income statement, with liabilities recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers less losing wagers and less customers withdrawals. We report all the wins as revenue and our provider’s share is reported in other operating expenses.

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

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated statement of operations and carve-out income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Codere Online’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

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

Global minimum top-up tax

Codere Online has adopted International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) upon their release on 23 May 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure (see Note 13).

l)	Non-current and current assets and liabilities

Presentation in the consolidated statements of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of Codere Online or are held-for-sale. Non-current assets and liabilities include all other types of assets and liabilities.

m)	Use of estimates and judgements

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

Actual results may differ from these estimates under different assumptions or conditions.

The areas requiring management’s significant estimates and judgements involve:

●	The calculation of expected credit losses, which, although with limited impact, is based on assumptions developed by the Company;

●	The valuation of share-based payment arrangements under the Long-Term Incentive Plan (LTIP), including the use of a Monte Carlo simulation model to value restricted shares and options granted in 2024, and the application of a 47.2% payout rate for the fair value of deferred payment rights;

●	The assessment of the recoverability of tax loss carryforwards, which involves judgment regarding future taxable income and timing of utilization.

n)	New IFRS and interpretations of the IFRS Interpretations Committee (“IFRIC”)

Codere Online has applied all of the applicable IFRS-IASB standards and amendments that were effective for periods ended December 31, 2024 and prior to such date. Codere Online has used the same accounting policies in its opening IFRS consolidated statement of financial position and through all of the periods presented in these consolidated financial statements.

As of December 31, 2024, the following standards, amendments and interpretations have been published by the IASB, but their application is not yet mandatory for Codere Online, and Codere Online has not elected to early adopt the policies once allowed to do so. Codere Online intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

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

Standards and Amendments			Mandatory application: annual periods beginning on or after
	●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

	●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

	●	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

IFRS 18 Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.		1 January 2027

IFRS 19 Subsidiaries without Public Accountability: Disclosures	Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.		1 January 2027

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the consolidated financial statements in the initial period of application. However, Codere Online is currently assessing the detailed implications of applying IFRS 18 on Codere Online’s consolidated financial statements.

4.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer (“CEO”) of Codere Online. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s online business in Spain, Mexico, Colombia, Panama, Argentina and Israel.

The CEO measures the performance of Codere Online’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by the CEO of Codere Online. Thus, the reportable segments for the 2024 consolidated financial statements are formed by Codere Online’s operations in Spain, Mexico and Colombia. Panama, Argentina are grouped under “Other operations”. Codere Israel Marketing Support Services LTD and Codere Online, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation have been grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies) to entities that only provide internal support services.

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

The following tables break down certain of the information presented in the consolidated statements of operations and carve-out income statement for the years ended December 31, 2024, 2023 and 2022 by Codere Online’s operating segments (amounts expressed in thousands of euros).

12/31/2024	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	87,778	95,699	10,629	6,587	52,204	(52,193)	200,704
Personnel expenses	(2,360)	(1,746)	(331)	(1,041)	(13,306)	-	(18,784)
Depreciation and amortization	(123)	(30)	(2)	(7)	(226)	-	(388)
Other operating expenses	(67,786)	(96,322)	(8,986)	(11,394)	(44,906)	52,193	(177,201)
Operating expenses	(70,269)	(98,098)	(9,319)	(12,442)	(58,438)	52,193	(196,373)
OPERATING INCOME/(LOSS)	17,509	(2,399)	1,310	(5,855)	(6,234)	-	4,331
Finance income	2,105	622	61	11,461	4,659	(10,727)	8,181
Finance costs	(69)	(3,552)	(371)	(5,613)	(8,262)	10,727	(7,140)
Net finance income/(costs)	2,036	(2,930)	(310)	5,848	(3,603)	-	1,041
NET INCOME/(LOSS) BEFORE TAX	19,545	(5,329)	1,000	(7)	(9,837)	-	5,372
Income tax benefit/(expense)	(4,154)	7	1	26	2,658	-	(1,462)
NET INCOME/(LOSS) FOR THE YEAR	15,391	(5,322)	1,001	19	(7,179)	-	3,910
Attributable to equity holders of the Company	15,391	(5,324)	1,001	19	(7,179)	-	3,908
Attributable to non-controlling interests	-	2	-	-	-	-	2

12/31/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	75,669	73,315	8,581	4,082	45,263	(45,263)	161,647
Personnel expenses	(1,968)	(1,776)	(292)	(700)	(12,701)	-	(17,437)
Depreciation and amortization	(24)	(32)	(2)	(6)	(50)	-	(114)
Other operating expenses	(60,362)	(83,181)	(10,587)	(8,897)	(41,086)	45,263	(158,850)
Operating expenses	(62,354)	(84,989)	(10,881)	(9,603)	(53,837)	45,263	(176,401)
OPERATING INCOME/(LOSS)	13,315	(11,674)	(2,300)	(5,521)	(8,574)	-	(14,754)
Finance income	1,030	6,552	403	8,586	28,553	(23,406)	21,718
Finance costs	(51)	(4,920)	(11)	(8,568)	(275,423)	273,081	(15,892)
Net finance income/(costs)	979	1,632	392	18	(246,870)	249,675	5,826
NET INCOME/(LOSS) BEFORE TAX	14,294	(10,042)	(1,908)	(5,503)	(255,444)	249,675	(8,928)
Income tax benefit/(expense)	(1,500)	(8)	187	15	7,819	-	6,513
NET INCOME/(LOSS) FOR THE YEAR	12,794	(10,050)	(1,721)	(5,488)	(247,625)	249,675	(2,415)
Attributable to equity holders of the Company	12,794	(10,052)	(1,721)	(5,488)	(247,625)	249,675	(2,417)
Attributable to non-controlling interests	-	2	-	-	-	-	2

12/31/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	60,043	45,518	7,007	3,179	56,310	(56,310)	115,747
Personnel expenses	(559)	(1,184)	(178)	(875)	(12,505)	-	(15,301)
Depreciation and amortization	(51)	(21)	(4)	(125)	(355)	-	(556)
Other operating expenses	(53,521)	(74,074)	(14,315)	(9,383)	(60,770)	56,298	(155,765)
Operating expenses	(54,131)	(75,279)	(14,497)	(10,383)	(73,630)	56,298	(171,622)
OPERATING INCOME/(LOSS)	5,912	(29,761)	(7,490)	(7,204)	(17,320)	(12)	(55,875)
Finance income	256	3,366	1,477	1,344	25,327	(6,667)	25,103
Finance costs	(1)	(2,724)	(1,776)	290	(57,385)	48,953	(12,643)
Net finance income/(costs)	255	642	(299)	1,634	(32,058)	42,286	12,460
NET INCOME/(LOSS) BEFORE TAX	6,167	(29,119)	(7,789)	(5,570)	(49,378)	42,274	(43,415)
Income tax benefit/(expense)	(576)	10	(4)	(4)	(2,406)	12	(2,968)
NET INCOME/(LOSS) FOR THE YEAR	5,591	(29,109)	(7,793)	(5,574)	(51,784)	42,286	(46,383)
Attributable to equity holders of the Company	5,591	(29,108)	(7,793)	(5,574)	(51,784)	42,286	(46,382)
Attributable to non-controlling interests	-	(1)	-	-	-	-	(1)

The following tables break down certain of the information presented in the consolidated statements of financial position as of December 31, 2024 and 2023 by Codere Online’s operating segments (amounts expressed in thousands of euros).

12/31/2024	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	709	31	11	69	220,495	(209,698)	11,617
Current assets	72,540	15,408	5,501	4,675	104,118	(139,319)	62,923
Trade receivables and other current assets	13,403	3,672	684	773	39,739	(49,149)	9,122
Current financial assets	46,819	2,915	1,649	1,042	51,209	(90,140)	13,494
Cash and cash equivalents	12,318	8,821	3,168	2,860	13,170	(30)	40,307
Total Assets	73,249	15,439	5,512	4,744	324,613	(349,017)	74,540
EQUITY	48,448	(21,134)	3,816	(15,283)	218,341	(209,968)	24,220
NON-CURRENT LIABILITIES	-	-	-	(3)	5,359	2	5,358
CURRENT LIABILITIES	24,801	36,573	1,696	20,030	100,913	(139,051)	44,962
Lease obligations	350	-	-	-	14	-	364
Borrowings	5,921	3,329	283	12,948	72,925	(92,041)	3,365
Trade payables and other current liabilities	18,530	33,244	1,413	7,082	27,974	(47,010)	41,233
Total EQUITY AND LIABILITIES	73,249	15,439	5,512	4,744	324,613	(349,017)	74,540

12/31/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	251	59	8	43	125,944	(117,786)	8,519
Current assets	57,153	11,027	4,006	4,472	164,282	(175,660)	65,280
Trade receivables and other current assets	14,666	1,537	656	1,552	55,899	(60,706)	13,604
Current financial assets	31,689	2,744	1,565	920	88,403	(114,923)	10,398
Cash and cash equivalents	10,798	6,746	1,785	2,000	19,980	(31)	41,278
Total Assets	57,404	11,086	4,014	4,515	290,226	(293,446)	73,799
EQUITY	32,959	(18,372)	(558)	(9,014)	134,329	(118,058)	21,286
NON-CURRENT LIABILITIES	-	-	-	-	408	-	408
CURRENT LIABILITIES	24,445	29,458	4,572	13,529	155,489	(175,388)	52,105
Borrowings	2,247	3,288	1,490	9,108	135,140	(146,168)	5,105
Trade payables and other current liabilities	22,198	26,170	3,082	4,421	20,349	(29,220)	47,000
Total EQUITY AND LIABILITIES	57,404	11,086	4,014	4,515	290,226	(293,446)	73,799

Codere Online does not have any customers that individually account for 10% or more of its interest and income for the years ended December 31, 2024 and 2023.

5.	INTANGIBLE ASSETS

The table below reconciles the carrying amounts of “Intangible assets” at the beginning and end of the reporting periods:

Cost	Balance at 12/31/2023	Additions	Derecognitions	Balance at 12/31/2024
Software	4,409	-	-	4,409
Total Cost	4,409	-	-	4,409
Accumulated amortization (Note 14)

Software	(4,399)	-	(10)	(4,409)
Total Amortization	(4,399)	-	(10)	(4,409)
Total Carrying amount	10	-	(10)	-

Cost	Balance at 12/31/2022	Additions	Derecognitions	Balance at 12/31/2023
Software	4,409	-	-	4,409
Total Cost	4,409	-	-	4,409
Accumulated amortization (Note 14)

Software	(4,399)	-	-	(4,399)
Total Amortization	(4,399)	-	-	(4,399)
Total Carrying amount	10	-	-	10

6.	PROPERTY, PLANT AND EQUIPMENT

The reconciliation of the carrying amounts of the items comprising “Property, plant and equipment” at the beginning and end of the reporting period is set forth below:

Cost	Balance at 12/31/2023	Additions		Derecognitions	Balance at 12/31/2024
Machinery and equipment	639	248		(53)	834
Other fixtures, fittings and tools	10	-		-	10
Total	649	248		(53)	844
Accumulated depreciation (Note 14)

Machinery and equipment	(314)	(126	)*	53	(387)
Other fixtures, fittings and tools	(4)	-		-	(4)
Total	(318)	(126)		53	(391)
Carrying amount	331	122		-	453

*	The difference between the depreciation expense disclosed in Note 6 and Note 14 arises from using different FX rates: year-end rates for balance sheet and average rates for income statement.

Cost	Balance at 12/31/2022	Additions	Derecognitions	Balance at 12/31/2023
Machinery and equipment	394	245	-	639
Other fixtures, fittings and tools	10	-	-	10
Total	404	245	-	649
Accumulated depreciation (Note 14)

Machinery and equipment	(200)	(114)	-	(314)
Other fixtures, fittings and tools	(4)	-	-	(4)
Total	(204)	(114)	-	(318)
Carrying amount	200	131	-	331

7.	LEASES

The Group applies IFRS 16 to recognize, measure, present, and disclose leases. Under IFRS 16, Codere Online recognizes right-of-use assets and lease liabilities for all lease contracts, except for short-term leases (defined as leases with a term of 12 months or less) and low-value leases.

During 2024, the Group recognized several lease agreements under IFRS 16, including office and vehicle leases. These agreements vary in lease terms, jurisdictions, and conditions, and are assessed individually in accordance with IFRS 16 requirements. In particular, the new agreement for the Group’s main office in Israel established a defined non-cancellable lease term of 64 months, running from July 2024 to October 2029, with a monthly rent of ILS 123 thousand. This lease is now recognized under IFRS 16 in the consolidated financial statements.

Other active lease contracts recognized under IFRS 16 during the period include:

-	A new office lease in Melilla, which replaced a previous contract terminated early in 2024. The new lease became effective after a 6-month grace period related to refurbishment works.

-	Four vehicle lease contracts signed in 2024, replacing internal service arrangements previously in place within the Group. These new contracts are assessed under IFRS 16 based on the lease terms specified in each agreement.

Below is a summary table with details of the three lease contracts:

Category	Lessee	Country	CCY	Start date	End date	Lease duration (months)	Rent Amount (Monthly) (EUR)(*)
Main Israel office lease (unit n2)	Kudra Israel Marketing (IMSS)	Israel	ILS	01/07/24	28/10/29	64	32,400
Melilla Office	Codere Online, S.A.U. (CDON)	Spain	EUR	19/04/2024	19/04/2028	48	10,000
Vehicles leasing	Servicios de Juego Online S.A.U. (SEJO)	Spain	EUR	01/2024 - 04/2024	03/2028 - 01/2029	51-58	594 - 740

*	These figures are not presented in thousands of euros.

Right-of-Use Assets

The reconciliation of the carrying amounts of the items comprising “Right of use assets” at the beginning and end of the reporting period is set forth below:

Cost	Balance at 12/31/2023	Additions	Derecognitions	Balance at 12/31/2024
Right of use assets	-	2,200	-	2,200
Total	-	2,200	-	2,200
Accumulated depreciation (Note 14)

Right of use assets	-	(242)	-	(242)
Total	-	(242)	-	(242)
Carrying amount	-	1,958	-	1,958

Lease Liabilities

The lease liabilities as of December 31, 2024, amounted to €2,002 thousand. The maturity analysis is as follows:

Maturity Analysis:	12/31/2024
Year 1	540
Year 2	540
Year 3	540
Year 4	450
Year 5	322
Onwards	-
Total future lease payments	2,392
Less: unearned interest	(390)
Lease Liabilities as of December 31, 2024	2,002
Analyses as:
Non-Current	1,638
Current	364

Lease Expenses and cash outflow

For the year ended 31 December 2024, Codere Online recognized the following lease-related expenses in the statement of profit or loss:

12/31/2024
Depreciation of right-of-use assets	(242)
Lease Finance Interest	(105)
Operating expenses (short term and low-value leases)	(234)
Total	(581)

The total cash outflow for leases amount to €0.3 million (nil in 2023).

Commitments and Future Lease Arrangements

The Group has entered into the new office lease agreement that has not started as of December 31, 2024. This agreement commences in January 2025 and will be recognized in accordance with IFRS 16.

Category	Lessee	Country	CCY	Start date	End date	Lease duration (months)	Rent Amount (Monthly) (EUR)(*)
Israel office additional lease (unit n3)	Kudra Israel Marketing (IMSS)	Israel	ILS	01/01/2025	28/10/2029	58	6,427

*	These figures are not presented in thousands of euros.

8.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under financial assets at December 31, 2024 and 2023 is as follows:

	Amortized Cost
12/31/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	62,923	62,923	62,923
Trade receivables and other current assets (Note 9)	9,122	9,122	9,122
Current financial assets	13,494	13,494	13,494
Cash and cash equivalents	40,307	40,307	40,307

	Amortized Cost
12/31/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	65,280	65,280	65,280
Trade receivables and other current assets (Note 9)	13,604	13,604	13,604
Current financial assets	10,398	10,398	10,398
Cash and cash equivalents	41,278	41,278	41,278

Cash and cash equivalents also include reserved cash related to customers in certain jurisdictions (Spain, Colombia and the City of Buenos Aires) where regulations require the Company to maintain cash reserves equal to the amount of customer monies held in their virtual wallets. As of December 31, 2024 and 2023 reserved cash amounted to €4,899 and €5,150 thousand, respectively.

Trade receivables and other current assets include deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to their virtual wallets amounting to €2,249 and €1,445 thousand as of December 31, 2024 and 2023, respectively.

Current financial assets mainly correspond to “in transit” deposits made by customers through payment service providers to their virtual wallets and amounted to €11,658 and €9,905 thousand euros as of December 31, 2024 and 2023, respectively. These deposits are normally settled and appear in the Company´s bank account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

The expected credit losses recognized on current financial assets as of December 31, 2024 and 2023 amounted to €138 and €138 thousand, respectively.

9.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at December 31, 2024 and 2023 is as follows:

	12/31/2024	12/31/2023
Trade receivables:
Other receivables from the Codere Group companies (Note 15)	1,149	8,147
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset (VAT)	5,150	5,169
Prepayments	2,197	414
Other receivables	725	(27)
Total	9,122	13,604

Other receivables from the Codere Group companies mainly include balances to be paid by Codere Colombia, S.A. amounting to €654 thousand as of December 31, 2024. Other receivables from the Codere Group companies mainly include balances to be paid by Codere Newco S.A.U. and Codere Apuestas España S.L. amounting to €5,795 thousand as of December 31, 2023.

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	12/31/2024	12/31/2023
EUR	3,524	9,847
ILS	470	219
ARS	590	633
USD	183	712
MXN	3,672	1,537
COP	683	656
Total	9,122	13,604

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Codere Online does not hold any collateral as security.

The movement in the allowance for impairment of trade receivables as of December 31, 2024, 2023 and 2022 is as follows:

Expected credit loss as of 12/31/2022	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2023	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2024	99

10.	EQUITY

On January 24 and March 29, 2023, the Board of Directors approved the creation and issuance of 99,664 and 76,280 new shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the company. This issuance was made in accordance with the terms of the invitation letter signed by the subscribers of the management incentive plan. Refer to Note 18 for further details of these plans.

On January 4, 2024, the Board of Directors approved the creation and issuance of 193,275 new shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the company. This issuance was made in accordance with the terms of the invitation letter signed by the subscribers of the management incentive plan. As of December 31, 2024, the authorized capital of Codere Online amounts to €499,630,781 divided into 499,630,781 Ordinary Shares with a nominal value of €1.00 each.

See the table below for a summary of ownership of the Company’s outstanding ordinary shares as of December 31, 2024:

	Shares	Percentage
Ordinary shares held by CNEW	30,000,000	65.95%
Other shareholders	15,491,175	34.05%
Ordinary shares outstanding	45,491,175	100%

Other reserves

The Employee share-based compensation reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 18 for further details of these plans. During the years ended December 31, 2024 and 2023 the movement of the Employee share-based compensation in Other reserves, amounted to €1,858 thousand and €2,246 thousand respectively.

As of December 31, 2022 the Other movements allocated in Other reserves that amounted to €898 thousand correspond to an adjustment that reflects the forgiveness of the Cost of Doing Business debt from Codere Group to Codere Online in 2022.In connection with the closing of the Maltese companies, Codere Online transferred its remaining debt with SEJO and the latter entered into a debt cancellation agreement with CNEW on June 30, 2023, whereby CNEW effectively cancelled the amount owed. The debt amount forgiven of €310 thousand was credited to Other reserves as of December 31, 2023.

Equity attributable to non-controlling interest

As of December 31, 2024 and December 31, 2023, equity attributable to non-controlling interest amounted to €149 and €147 thousand, respectively, which represents 25% of minority shareholder’s interest in the historical online business activity Codere Online has carried out through Hipica de Panama S.A. until October 1, 2021. From December 31, 2021, Panama is 100% controlled by the Company. Currently, the only entity that is not 100% controlled by the Company is LIFO AenP (Mexico), in which it has the 99.99% of the ownership.

11.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

As of December 31, 2024, and 2023 the breakdown of financial instruments by category is as follows:

Current borrowings at amortized cost

	Amortized Cost
12/31/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	3,365	3,365	3,365
Other borrowings	3,365	3,365	3,365
Of which: with related parties (Note 15)	3,365	3,365	3,365

	Amortized Cost
12/31/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	5,105	5,105	5,105
Other borrowings	5,105	5,105	5,105
Of which: with related parties (Note 15)	5,105	5,105	5,105

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €3,365 and €5,105 thousand as of December 31, 2024 and 2023, respectively.

Non-current borrowings at amortized cost

There were no non-current borrowings accounted for at amortized cost as of December 31, 2024 and December 31, 2023.

The breakdown of the residual maturity contractual undiscounted cash flows of the borrowings of Codere Online as of December 31, 2024 and 2023, was as follows:

		Non-current
December 31, 2024	Current 2025	2026	2027	2028	2029	Subsequent years	Non-current	Total
Other borrowings	3,365	-	-	-	-	-	-	3,365
Of which: to related parties (Note 15)	3,365	-	-	-	-	-	-	3,365
Total	3,365	-	-	-	-	-	-	3,365

		Non-current
December 31, 2023	Current 2024	2025	2026	2027	2028	Subsequent years	Non-current	Total
Other borrowings	5,105	-	-	-	-	-	-	5,105
Of which: to related parties (Note 15)	5,105	-	-	-	-	-	-	5,105
Total	5,105	-	-	-	-	-	-	5,105

Financial liabilities associated with financing activities

The following tables present details regarding the changes in financial liabilities as of December 31, 2024 and 2023 that arose from financial activities:

2024

	Balance at 12/31/2023	Cash addition	Related parties debt restructuring	Related party non-ca	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2024
Other borrowings	5,105	-	-	-	(1,740)	-	-	3,365
Total	5,105	-	-	-	(1,740)	-	-	3,365

2023

	Balance at 12/31/2022	Cash addition	Related parties debt restructuring	Related party non-ca	Related party non-cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2023
Other borrowings	4,243	1,330	-	-	(468)	-	-	5,105
Total	4,243	1,330	-	-	(468)	-	-	5,105

Non-current financial liabilities

As of December 31, 2024 and 2023, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

The warrants represent rights to purchase Ordinary Shares of Codere Online under pre-established terms. As of December 31, 2024, total warrants outstanding were 6,435,000.

These rights were converted into Codere Online warrants following the merger with DD3, maintaining the conditions outlined in the Warrant Amendment Agreement entered into in connection with the Merger.

As of December 31, 2024 and 2023, the market priced increased to approximately €0.58 per warrant; therefore, as of December 31, 2024, the fair value of the warrant liabilities amounted to €3.7 million and €0.4 million, respectively. The change in fair value of the warrants is reported in the consolidated statements of operations as finance cost amounting to €3,310 thousand and as a finance income amounting to €890 thousand for the years ended December 31, 2024 and 2023, respectively.

12.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of December 31, 2024 and 2023 is as follows:

	12/31/2024	12/31/2023
Trade payables	24,552	31,812
Customer online wallets	8,697	7,582
Other current liabilities	7,211	6,856
Accruals	773	750
Total	41,233	47,000
Of which: with related parties (Note 15)	3,958	9,670

The customer virtual wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accruals include the Codere Online’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of December 31, 2024 and 2023 is as follows:

	12/31/2024	12/31/2023
Accrued salaries	1,744	1,372
Current tax liabilities	5,459	5,478
Others	8	6
Total	7,211	6,856

13.	INCOME TAX MATTERS

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated statements of financial position date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

On December 15, 2022, the European Council Commission approved Directive 2022/2523 establishing a minimum level of taxation for large national and multinational corporate groups. The objective of this regulation, which is applicable since 2024, is that large corporate groups pay taxes in all jurisdictions in which they operate at a minimum rate of 15%. The Directive has been transposed into the Spanish legal system by Law 7/2024, being its implementation subject to the issuance of further regulation. Likewise, Luxembourg have already implemented the Pillar 2 regulations, however, it is still uncertain whether this regulation will be implemented locally in other countries where the Codere Group is located, such as Mexico, Colombia, Argentina, Italy or Panama.

Since the Codere Group may fall within the scope of this new tax, an assessment is currently underway to determine its potential impact. This evaluation, currently being performed by Codere Group based on the latest Country-by-Country Report and 2024 financial data, is ongoing and includes consideration of a potential exemption for listed subsidiaries under Pillar Two. At this stage, it remains uncertain whether a top-up tax will be due and which entity, if any, would be liable under the rule.

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations for the fiscal years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Net loss before tax	5,372	(8,928)	(43,415)
At Codere Online statutory income tax rate	(913)	1,518	7,381
Tax effect of unrecognized tax losses and permanent differences	2,783	4,119	(19,486)
Recognition of previously unrecognised tax losses	-	854	-
Utilization or reversal of previously unrecognized tax losses	(854)	-	-
Effect of different rates in different jurisdictions	(2,478)	22	9,137
Income tax benefit/(expense)	(1,462)	6,513	(2,968)
Effective tax rate	(27)%	(73)%	7%
Of which -
Current tax expense	(2,491)	(1,604)	(3,029)
Deferred tax benefit/(expense)	1,029	8,117	61
Total income tax benefit/(expense)	(1,462)	6,513	(2,968)

Deferred taxes

The deferred tax assets and liabilities relate to the following items:

	12/31/2022	Recognized in profit or loss	12/31/2023	Recognized in profit or loss	12/31/2024
Deferred tax assets
Limitation on deductibility of Spanish CIT	771	7,407	8,178	1,029	9,207
Limitation on deductibility of Spanish CIT	-	5,986	5,986	1,100	7,086
Limitation on deductibility of Spanish CIT - reversals	-	-	-	(642)	(642)
Tax losses carried forward	-	854	854	(854)	-
Financial expenses deductibility	-	-	-	925	925
Share-based payments	771	567	1,338	500	1,838

Deferred tax liabilities	(710)	710	-	-	-
Exchange differences	(710)	710		-	-

The 2022 deferred tax liability generated due to the fluctuation of the exchange rates between the euro and the other currencies.

As shown in the table below, the Group has generated net losses which can offset against future profits; however, as of December 31, 2024, the Group did not recognize these considering it is not expected that these will be utilized within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Total as of 12/31/2024	Total as of 12/31/2023
SEJO	22,865	24,172
Codere Online S.A.U. (Spain)	-	1,923
LIFO AenP (Mexico)	34,072	31,409
Codere Online Colombia	6,368	7,923
Codere Online US Corp	6,752	6,752
Codere Online Luxembourg	242,564	243,063

14.	REVENUE AND EXPENSES

Revenue

The breakdown of Codere Online’s revenues is as follows:

	2024	2023	2022
Online sports betting	83,408	72,176	58,470
Online casino wagering	117,245	89,461	57,277
Others	51	10	-
Total	200,704	161,647	115,747

No customer contributed more than 10% of revenue for the years ended December 31, 2024, 2023 and 2022.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	2024	2023	2022
Spain	87,778	75,669	60,043
Mexico	95,699	73,315	45,518
Colombia	10,629	8,581	7,007
Argentina	3,499	1,721	1,077
Others	3,099	2,361	2,102
Total	200,704	161,647	115,747

Personnel expenses

The heading personnel expenses for the 2024, 2023 and 2022 periods include expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	2024	2023	2022
Wages, salaries and similar	11,671	11,374	9,363
Social security contributions payable by Codere Online	1,673	1,239	790
Other social contributions	5,440	4,824	5,148
Total	18,784	17,437	15,301

Other social contribution includes those expenses resulting from the LTIP executive bonus. As of December 31, 2024 and 2023 it amounted to €1,858 and €2,246 thousand, respectively.

Depreciation and amortization

The breakdown of depreciation and amortization for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Depreciation of property, plant and equipment (Note 6)	136	114	80
Amortization of intangible assets (Note 5)	10	-	476
Amortization of right-of-use assets	242	-	-
Total	388	114	556

The depreciation and amortization increase is mainly due to the amortization of right-of-use assets, caused by the impact of IFRS 16 (Note 7).

Other operating expenses

The breakdown of other operating expenses for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Gambling taxes	19,863	16,281	11,529
Leases	234	528	526
Utilities, repairs and maintenance	1,060	1,432	1,059
Professional services and other expenses	62,957	59,203	49,396
Casino license royalties	7,732	6,279	4,843
Marketing expenses	85,355	75,127	88,412
Total	177,201	158,850	155,765

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses in 2024, 2023 and 2022 mainly include: (i) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer, (ii) the payment processing which allow our customers to deposit and withdraw using platforms and (iii) also some of our less popular sports odds hired to external providers. Additionally, this also includes certain other expenses, such as those relating to marketing and customer relationship management (CRM) tools.

Finance income / (cost), net

The breakdown of finance income (cost), net for the years ended December 31, 2024, 2023, and 2022 is as follows:

	2024	2023	2022
Interest Income/(Expense), net	603	1,815	88
Exchange rate impact	(6,519)	(1,618)	5,828
Argentina Hyperinflation Impact	8,990	5,292	2,265
Decrease/(Increase) in Fair Value of Public Warrants (note 11)	(3,310)	890	4,215
Impact of IFRS 9 on accounting for financial instruments, including impairment*	-	-	(149)
Impact of IFRS 16 (note 7)	(105)	-	-
Short term investment gain	1,382	1,020	-
Related parties debt restructuring	-	(1,573)	-
Others	-	-	213
Total	1,041	5,826	12,460

*	Impact of IFRS 9 on accounting for financial instruments, including impairment is the result of adding, Impairment of trade receivables, Current financial assets and cash equivalents.

Finance income / (cost), net for the years ended December 31, 2024, 2023 and 2022 includes both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest income related to Codere Online’s outstanding borrowings to related parties.

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the year attributable to equity holders of the Company by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of restricted shares, warrants, stock options, and deferred payment rights throughout 2023 and 2022 qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares, those that would increase earnings per share or decrease the loss per share if included, are disregarded in the calculation of diluted earnings per share. This is due to Codere Online reporting a net loss for the years ended December 31, 2023 and 2022, which results in all such instruments being considered antidilutive. For the year ended December 31, 2024, the Company reported a net profit and evaluated all potential dilutive instruments. As a result, restricted shares have been included in the diluted earnings per share calculation.

As of December 31, 2024, the Company had 45,491,175 issued and outstanding shares.

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the years ended December 31, 2024, 2023 and 2022:

	12/31/2024	12/31/2023	12/31/2022
Net income/ (loss) attributable to the equity holders of the Company	3,908	(2,417)	(46,382)
Weight average number of shares outstanding:
Basic	45,482,726	45,273,438	45,121,956
Diluted	46,068,846	45,273,438	45,121,956
Basic earnings per share (euros)	0.09	(0.05)	(1.03)
Diluted earnings per share (euros)	0.08	(0.05)	(1.03)

For the year ended December 31, 2024, as Codere Online reported a net profit for the first time, an evaluation has been performed in accordance with IAS 33 to determine which outstanding financial instruments qualify as dilutive. Based on this assessment, only restricted shares have been considered potential ordinary shares, with a total dilutive effect of 586,120 shares included in the calculation.

15.	RELATED PARTIES

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

2024

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	3,708	3,708
Codere Newco S.A.U.	Parent of Codere Online	(63)	14,907	14,844
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	2,390	2,390
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	119	119
Iberargen, SA.	Subsidiary of Codere Group	-	5,061	5,061
Other retail companies	Subsidiary of Codere Group	-	751	751
Mexico retail companies	Subsidiary of Codere Group	-	3,993	3,993
Retail Latam	Subsidiary of Codere Group	-	1,118	1,118
TOTAL		(63)	32,047	31,984

Balance at 12/31/2024

Related parties	Relation to Codere Group	Current financial assets (Note 8)	Trade receivables (Note 9)	Current borrowings (Note 11)	Trade payables and other current liabilities (Note 12)
Codere Newco S.A.U.	Parent of Codere Online	320	-	11	1,035
Codere Apuestas España S.L. (CAES)	Subsidiary of Codere Group	-	75	-	698
Other retail companies	Subsidiary of Codere Group	-	173	175	956
Other Latam retail companies	Subsidiary of Codere Group	-	38	1,436	424
Codere Colombia, S.A.	Subsidiary of Codere Group	-	654	283	599
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	Subsidiary of Codere Group	-	209	1,460	246
Total		320	1,149	3,365	3,958

2023

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	3,609	3,609
Codere Newco S.A.U.	Parent of Codere Online	(157)	12,087	11,930
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,952	1,952
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	96	96
Iberargen, SA.	Subsidiary of Codere Group	548	3,212	3,760
Other retail companies	Subsidiary of Codere Group	-	755	755
Mexico retail companies	Subsidiary of Codere Group	-	3,998	3,998
Retail Latam	Subsidiary of Codere Group	-	2,903	2,903
TOTAL		391	28,612	29,003

Balance at 12/31/2023

Related parties	Relation to Codere Group	Trade receivables (Note 9)	Current borrowings (Note 11)	Trade payables and other current liabilities (Note 12)
Codere Newco S.A.U.	Parent of Codere Online	3,859	-	4,626
Codere Apuestas España S.L. (CAES)	Subsidiary of Codere Group	2,011	-	2,221
Other retail companies	Subsidiary of Codere Group	935	637	1,272
Other Latam retail companies	Subsidiary of Codere Group	13	2,618	835
Codere Colombia, S.A.	Subsidiary of Codere Group	612	325	425
Alta Cordillera, S.A. / Hípica de Panamá, S.A.	Subsidiary of Codere Group	717	1,517	291
Other	Member of the Board	-	8	-
Total		8,147	5,105	9,670

2022

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	(3,645)	(3,645)
Codere Newco S.A.U.	Parent of Codere Online	-	(9,504)	(9,423)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	(1,520)	(1,520)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	(162)	(162)
Other retail companies	Subsidiary of Codere Group	-	(857)	(857)
Mexico retail companies	Subsidiary of Codere Group	-	(3,456)	(3,456)
Retail Latam	Subsidiary of Codere Group	-	(3,365)	(3,365)
Total		-	22,509	22,509

Managing Director Services Agreement

Mr. Edree currently serves as the Company’s Director and Executive Vice Chairman of the Board, a role he assumed on March 1, 2023. Prior to that, from January 1, 2022 to March 1, 2023, he served as the Company’s Chief Executive Officer. Before January 1, 2022, he held the position of Managing Director and provided services to Codere Online Business as an independent contractor pursuant to a services agreement entered into by Mr. Edree, Novelly Investments Limited, a British Virgin Islands company majority-owned by him (“Novelly”), and Codere Online Business’s subsidiary, OMSE, with an effective date as of October 9, 2018 (as amended on November 30, 2020, the “Edree Services Agreement”). Under the Edree Services Agreement, Mr. Edree and Novelly agreed to provide, on an exclusive dedication basis (subject to their right to continue to manage certain identified holdings), certain services in exchange for a fixed annual fee payable by OMSE to Novelly of €250,000, plus a variable annual fee of up to €125,000, depending on the fulfilment of certain objectives each year. A success fee was also payable by OMSE calculated as 8% of the incremental value (as defined in the Edree Services Agreement) that is created at Codere Online, subject to a cap of €10 million, due to the services provided by Novelly. The success fee vested at a rate of 20% per year for two years (and 12% thereafter), being fully vested on the seventh anniversary of the effective date, or earlier upon the consummation of a company sale event (as defined therein). The Edree Services Agreement included a non-compete provision during the term of the agreement and for 18 months thereafter. Such provision excluded any services provided by Mr. Edree and Novelly to the companies set forth on a schedule to such agreement.

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

16.	RISK MANAGEMENT POLICIES

●	Key Company Risk

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

Elsewhere, the markets in which Codere Online does business expose it to political, macroeconomic and monetary risks that affect its international operations. The market conditions and social-economic variables in each of Codere Online’s markets affect its customers’ purchasing power and, by extension, its business performance. Codere Online is also affected by political and monetary risks (including exposure to currency devaluations and changes in company law in our operating markets).

In addition, Codere Online is exposed to the risk that its customers’ tastes and preferences could change, as well as the risk that technology could lead to alternative leisure pursuits options. It also faces risks deriving from supplier or competitor concentration in certain formats or products and the ability or inability of the former to create safe gambling products that are attractive to customers and comply with prevailing legislation in one or more markets. Lastly, the impact of technology developments on how the business and product are managed (digitalization and interconnection) implies risks with respect to the integrity of Codere Online’s IT systems and platforms which Codere Online needs to manage proactively in order to avoid potential contingencies. Codere Online’s financial systems currently rely significantly on human intervention. Codere Online is making an effort to reduce the level of human intervention in the related processes.

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

The following tables include the outstanding current asset and current liability balances in foreign currencies as of December 31, 2024 and 2023 in thousands of euros:

12/31/2024

	Current assets	Current liabilities
ILS	969	2,378
COP	5,501	1,697
MXN	15,408	15,440
PAB	3,344	2,012
ARS	1,331	428
USD	-	-
Total	26,553	21,955

12/31/2023

	Current assets	Current liabilities
ILS	665	784
COP	4,006	2,036
MXN	11,027	17,090
PAB	2,678	2,268
ARS	1,587	539
USD	-	-
Total	19,963	22,717

Sensitivity analysis

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2024(*)	Income statement	Equity	Income statement	Equity
COP/EUR	4,580.9	(380)	-	380	-
MXN/EUR	21.31	3	-	(3)	-
USD/EUR	1.04	(1,132)	-	1,132	-
ARS/EUR	1,072.14	(91)	-	91	-
ILS/EUR	3.79	141	-	(141)	-

*	These figures are not presented in thousands of euros.

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2023(*)	Income statement	Equity	Income statement	Equity
COP/EUR	4,223.37	(197)	-	197	-
MXN/EUR	18.67	606	-	(606)	-
USD/EUR	1.11	495	-	(495)	-
ARS/EUR	893.34	192	-	(192)	-
ILS/EUR	4.01	12	-	(12)	-

*	These figures are not presented in thousands of euros.

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2022(*)	Income statement	Equity	Income statement	Equity
COP/EUR	5,130.56	18	-	(18)	-
MXN/EUR	20.65	938	-	(938)	-
GBP/EUR	0.88	1	-	(1)	-
USD/EUR	1.07	4,224	-	(4,224)	-
ARS/EUR	188.96	273	-	(273)	-
ILS/EUR	3.75	51	-	(51)	-

*	These figures are not presented in thousands of euros.

Credit risk

Codere Online does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Codere Online does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Codere Online considers a financial asset to be in default when:

-	the debtor is unlikely to pay its credit obligations to Codere Online in full, without recourse by Codere Online to actions such as realising security (if any is held)

Impairment provisions are determined on the basis of lifetime expected credit losses, including those expected at the individual level, using reasonable and supportable forward-looking information, based on the best information available at the date of authorizing the financial statements for issue. They are re-estimated at every reporting date on an individual basis, using the following criteria:

-	The age of the debt.

-	The existence of financial difficulties, including bankruptcy proceedings.

-	An analysis of the debtor’s ability to repay the loan

As described in Note 3, Codere Online’s historical credit loss experience with Group’s entities is nil. The expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (“PD”) of Codere Group and a loss given at default (“LGD”) of 100%.

17.	COMMITMENTS AND CONTINGENCIES

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

18.	OTHER INFORMATION

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

According to the LTIP Agreement, the termination date of the restricted shares and deferred payments will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The number of share options to be granted will be based on the portion of the Target Compensation tied to this stock option component, a $10.00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

The restricted shares, share options and deferred payment rights granted to the beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period.

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

The number of restricted shares to be granted will be based on the portion of the Target Compensation tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by the Company to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

The deferred payments right are also part of the LTIP to enhance the alignment between senior management and directors’ interest with those of Codere Online and Holdco Shareholders and to strengthen the retention and motivation of senior management and directors in the long term. Deferred payment are measured in USD and the employee will receive as many shares as are worth to the deferred payment right amount no later than March 31, 2027. The deferred payments right granted to the beneficiaries shall have a 20% vesting per calendar year and will be paid at the Company’s option in cash or the Company’s Ordinary Shares subject to certain exceptions and acceleration events.

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

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

12/31/2024

	Share options	Restricted Shares	Deferred payments right (USD)
Total rights as of December 31, 2023	1,031,893	787,874	8,813,162
Awarded during the period	15,567	7,974	163,458
Issued during the period	-	(193,275)	-
Cash settled during the period	-	(1,529)	-
Exercised during the period	-	-	-
Forfeited during the period	(114,227)	(42,177)	(73,411)
Total rights as of December 31, 2024	933,233	558,867	8,903,209
Vested	566,326	196,150	5,330,973
Unvested	366,907	362,717	3,572,236

12/31/2023

	Share options	Restricted Shares	Deferred payments right (USD)
Total rights as of December 31, 2022	903,955	899,918	8,792,426
Awarded during the period	158,637	81,254	313,242
Issued during the period	-	(175,944)	-
Cash settled during the period	-	(3,084)	-
Exercised during the period	-	-	-
Forfeited during the period	(30,699)	(14,270)	(292,506)
Total rights as of December 31, 2023	1,031,893	787,874	8,813,162
Vested	388,779	194,804	3,530,831
Unvested	643,114	593,070	5,282,331

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	49.06% - 49.17%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

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

Regarding the fair value of the stock options which may be converted into the Company’s ordinary equity at a previously specified price for a determined time period, has been obtained in a similar way, by multiplying the number of vested stock options times the expected option value as of that date. In this sense, in order to determine the stock option value as of each of the grant dates, we have also used the expected share price evolution as determined by the Monte Carlo simulation model. Additionally, it is worth mentioning that options’ value can be divided into intrinsic value, consisting in the difference between the underlying share’s price and the option’s strike if this is a positive value for the acquirer of the option shares; and time value, which represents the possibility that the option may obtain intrinsic value in the future. In this sense, according to the valuation model’s share price expected evolution, the Company’s stock options only have time value as of each of the grant dates, due to the value of the underlying ordinary shares as of the grant dates and the strike price of $10.00 per share.

Finally, it must be noted that the fair value of deferred payments to be made in a future date, depends directly on a non-market condition (evolution of the Company’s EBITDA during the Sub-Plan’s life). However, it is possible to determine the number of shares to be delivered, based on the expected evolution of the Company’s EBITDA in line with its business plan, which may be revised subsequently until the payment date. To this extent, in order to establish the preliminary number of shares which will be delivered to the Sub-Plans’ beneficiaries, the main input used has been the Company’s business plan.

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

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of Codere Online as of December 31, 2022.

Codere Online recognises the expense associated with the LTIP using the graded vesting method, in line with IFRS 2:B43–B44. This approach treats each vesting tranche as a separate award with its own fair value, and expense is recognised over the respective vesting periods of each tranche.

For the years ended December 31, 2024 and 2023, the impact of the LTIP was recorded in the consolidated statement of operations and income Statement as personnel expenses amounted to €1,858 thousand and €2,246 thousand, respectively.

19.	EVENTS AFTER THE REPORTING DATE

Repurchases of ordinary shares by Codere Online

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1 million of the Company’s ordinary shares over a one-year period. As of May 28, 2025, Codere Online had repurchased 77,005 shares at an average price of $6.67 under the authorized share buyback plan.

Compliance with Nasdaq Listing Requirements

On May 1, 2025, the Company filed its 2023 annual report (ahead of the May 12th deadline), and on May 15, Nasdaq notified the Company that it had regained compliance with applicable listing requirements. As part of this determination, the Company is subject to a mandatory one-year monitoring period.

Given the delay in the filing of the 2024 annual report on Form 20-F, and the fact that the filing did not occur within the 15-day grace period provided by Nasdaq, the Company received on May 16, 2025 a new delisting notice.

Upon receipt of the delisting notice, the Company requested a hearing before the Nasdaq Hearings Panel and sought a stay of any trading suspension. However, by having filed this 2024 annual report on Form 20-F, the Company believes it has regained compliance with Nasdaq listing requirements and that the hearing will not be necessary.

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

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of Parent, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Parent’s equity value. And/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value will be calculated considering the Exercise Equity Value (which will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value (amounted to $350 million) and the Invested Capital from shareholders (cash contributions to shareholders, in each case to the extent made after the Date of Commencement of these Plan and will be capitalized at an annual rate of 8%).

According to the LTIP Agreement, the termination date of the restricted shares and deferred payments will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The number of share options to be granted will be based on the portion of the Target Compensation tied to this stock option component, a $10,00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

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

The number of restricted shares to be granted will be based on the portion of the Target Compensation tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by Parent to avoid the dilutive impact from the issuance of restricted shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

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