Form 20-F
period 2025-12-31
Codere Online Luxembourg, S.A.
filed 2026-04-28
CIK 1866782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,249,812 ordinary shares, nominal value €1.00 per share, as of December 31, 2025, 6,435,000 warrants to purchase ordinary shares, as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

“Active players” means players having had wagering activity in the 120-day period prior to any applicable measurement date, including, in the case of a Retail Only Customer, retail wagering activity reflected in any loyalty program or any physical or virtual player card or wallet.

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

“Amendments” means Law 11/2021, which amended section (c), paragraph 2 of Article 13 of the Spanish Gaming Law.

“Annual Financial Statements” means the audited consolidated financial statements of Codere Online as of and for the years ended December 31, 2025, 2024 and 2023, prepared in accordance with IFRS, as adopted by the International Accounting Standards Board, and the accompanying notes.

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

“CIMSS” means Codere Israel Marketing Support Services L.T.D.

“Closing” means the consummation of the business combination that resulted in Codere Online listing on the Nasdaq Stock Market on the Closing Date.

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

“Codere Online,” the “Company,” “we,” “our” and “us” refer to, unless the context otherwise requires, means Codere Online Luxembourg, S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B255798, and its subsidiaries, including the Codere Online Business contributed to Codere Online, or in respect of which Restructuring Agreements were entered into, in connection with the listing on the Nasdaq Stock Market.

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

“Codere Online Private Warrants” means the 185,000 Private Warrants that converted into Codere Online Warrants on the Closing Date.

“Codere Online Public Warrants” means the 6,250,000 Public Warrants that converted into Codere Online Warrants on the Closing Date.

“Codere Online Shareholders” means holders of Ordinary Shares.

“Codere Online Warrants” means certain warrants as converted on the Closing Date into warrants of Codere Online representing the right to purchase Ordinary Shares,

“Coljuegos” means Empresa Industrial y Comercial del Estado Administradora del Monopolio Rentístico de los Juegos de Suerte y Azar, the Colombian national gaming regulator.

“Colombia License” means license C1470, which allows for the operation of online gaming, originally granted by Coljuegos, to Codere Colombia, S.A., a subsidiary of the Codere Group. The Colombia License was transferred to Codere Online Colombia S.A.S., a subsidiary of Codere Online, in 2022. The license was originally granted for a term of five (5) years until November 15, 2022 and was subsequently renewed until November 14, 2025 pursuant to contract C1901.

“Colombia Restructuring Agreements” refers to the sale and transfer agreement, the joint accounts agreement (contrato de cuentas en participación) and the license assignment agreement entered into among Codere Colombia, S.A., a subsidiary of the Codere Group, and Colombia S.A.S., a subsidiary of Codere Online, on November 15, 2021, in each case as amended on November 30, 2021. See Item 7.B. “Related Party Transactions—Material Agreements—Colombia Restructuring Agreements.”

“Continental” means Continental Stock Transfer & Trust Company, Codere Online’s transfer agent, registrar and warrant agent.

“DGOJ” means the Spanish Directorate General for the Regulation of Gambling (Dirección General de Ordenación del Juego), the Spanish gaming regulator.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

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

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by the IFRS Foundation and the IASB, as in effect from time to time.

“Indemnification Letter” means the indemnification entered into by Codere Newco, Codere Online and SEJO at Closing.

“IPJC” means Instituto Provincial de Juegos y Casinos, the local authority in the Province of Mendoza in Argentina.

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

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Larrain” means Larrain Investment Inc.

“LIFO” means Libros Foráneos, S.A. de C.V.

“LIFO License” means license 2768 granted to LIFO in May 1990, which was renewed for a period of 12 years under Official Letter DGJS/1018/2015, expiring on May 10, 2027, which allows for the operation of 18 retail locations in Mexico and online gaming. By virtue of Official Letter No. DGJS/234/2019, dated March 14, 2019 the Ministry of Interior authorizes Codere Online to operate online gaming through the website “codere.mx”

“Merger” means the merger of Merger Sub with and into DD3, with DD3 surviving the Merger as a wholly-owned subsidiary of Codere Online. In connection therewith, DD3’s corporate name changed to “Codere Online U.S. Corp.”

“Merger Effective Time” means 12:01 a.m. New York time on November 30, 2021.

“MG” means MG Partners Multi-Strategy Fund LP, an Ontario limited partnership.

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

“Nomination Agreement” means that certain nomination agreement entered into by Codere Newco, Codere Online and DD3 Sponsor Group, LLC at Closing.

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

“PIPE Shares” means the shares of DD3 Class A Common Stock issued to the Subscribers in the PIPE, which shares were exchanged for Ordinary Shares on the Closing Date. An aggregate of 1,711,000 shares of DD3 Class A Common Stock were issued to the Subscribers in the PIPE.

“Private Placement Units” means the aggregate 370,000 units purchased by DD3 Sponsor Group, LLC and Baron and MG, and their permitted transferees, in a private placement in connection with the IPO, each of which consisted of one Private Share and one-half of one Private Warrant.

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

“Registration Rights and Lock-Up Agreement” means that certain registration rights and lock-up agreement entered into by DD3, Codere Newco, Codere Online, the Sponsor, Baron and MG, and their permitted transferees, and the other parties thereto, at Closing.

“Restructuring” means the corporate restructuring pursuant to which all of the Codere Group’s online gaming, gambling, casino, slots, poker, bingo, sports betting, betting exchanges, lottery operations, racing, and pari-mutuel activities became operated or owned, as applicable, by SEJO and its subsidiaries by holding or receiving assets, rights and/or entities from the Codere Group; except that, in Colombia, Panama and the City of Buenos Aires (Argentina), in lieu of causing the consummation of the restructuring step plan agreed with DD3 in respect of each of such jurisdictions, the Codere Online entered into a Restructuring Agreement with the relevant subsidiaries of Codere Group in the affected jurisdiction.

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

“TAM” means total addressable market.

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

Codere Online’s fiscal year ends on December 31 of each year. References to fiscal year 2023 and 2023 are references to the fiscal year ended December 31, 2023, references to fiscal year 2024 and 2024 are references to the fiscal year ended December 31, 2024, and references to fiscal year 2025 and 2025 are references to the fiscal year ended December 31, 2025.

Intellectual Property

Codere Online has proprietary rights or authorization to use certain trademarks, trade names and service marks referenced in this annual report that are important to its business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks, trade names and service marks. The Company does not intend to use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of Codere Online by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

Industry and Market Information

In this annual report, the Company presents industry data, information and statistics regarding the markets in which Codere Online competes as well as Codere Online’s analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to Codere Online’s business and markets. Such information is supplemented where necessary with Codere Online’s own internal estimates, taking into account publicly available information about other industry participants and Codere Online’s management’s judgment where information is not publicly available. This information appears in Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects” and other sections of this annual report.

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

As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Some factors that could cause actual results to differ include:

●	changes in applicable laws or regulations, including, among others, online gaming, anti-money laundering, artificial intelligence, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information;

●	the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war;

●	the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities;

●	Codere Online’s expansion into new markets and geographies and the disposition, wind-down, liquidation or transformation of Codere Online’s operations in any of the geographies where it operates from time to time;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates;

●	the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so;

●	the risk that Codere Online may not be able to sustain profitability in the future;

●	the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that Codere Online experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party providers, including the Codere Group, are not able to fully and timely meet their obligations;

●	the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all;

●	the risk that Codere Online is unable to secure or protect its intellectual property;

●	the risk that Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

●	the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors, including the ongoing Israel-Hamas war and its potential impact on its operations; and

●	other risks and uncertainties described in this annual report, including those under Item 3.D. “Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in Codere Online’s securities involves a high degree of risk and uncertainty. In addition to the other information contained in this annual report, including the Annual Financial Statements included elsewhere in this annual report and the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before making any investment decision. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on Codere Online’s business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of Codere Online’s securities could decline, and you could lose part or all of your investment.

Risk Factor Summary

Set forth below is a summary of some of the principal risks the Company faces:

Risks Related to Codere Online

●	Codere Online’s future performance may be significantly different from any prospective financial information published by Codere Online.

●	The online gaming industry is subject to extensive regulation, including, among others, applicable direct and indirect taxation and anti-corruption, anti-money laundering, responsible gambling, economic sanctions, data protection and consumer data regulation, artificial intelligence (“AI”) and the failure to comply with such regulation could have a material adverse impact on Codere Online’s business, results of operations and financial condition.

●	Codere Online relies on licenses to conduct its operations, and the failure to renew existing licenses or obtain new licenses or the termination of such licenses could have a material adverse effect on its business.

●	Codere Online has international business operations, including in emerging markets in Latin America, which subjects Codere Online to additional costs and risks.

●	Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all.

●	Codere Online’s success is dependent on maintaining and enhancing the “Codere” brand. Codere Online may be affected by actions undertaken, or failed to be undertaken, by Codere Newco and other members of the Codere Group.

●	Codere Online is dependent on Codere Newco and certain of its subsidiaries to provide Codere Online with certain services, which may not be sufficient to meet Codere Online’s needs.

●	Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches.

●	Codere Online relies on third-party providers to validate the identity and location of its users, and if such providers fail to accurately confirm user information, Codere Online’s business, results of operations and financial condition could be adversely affected.

●	Codere Online will continue to incur increased costs as a result of operating as a public company and its management will devote substantial time to existing and/or new compliance initiatives.

●	Negative perceptions and negative publicity surrounding the gaming industry could damage Codere Online’s reputation or lead to increased regulation or taxation.

●	Codere Online may fail to detect money laundering or fraudulent activities by its customers or third parties and may be vulnerable to player fraud.

●	Codere Online depends on the skill and experience of its management and key personnel. The loss of managers or key and highly qualified personnel, or an inability to attract such personnel, could adversely impact Codere Online’s business.

Risks Related to Codere Online’s Financial Information and this Annual Report

●	Codere Online has identified a material weakness in its internal control over financial reporting. Failure to remediate this material weakness or additional material weaknesses in the future or otherwise failure to maintain an effective system of disclosure controls and procedures may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants.

Other Risk Factors

●	Codere Online is controlled by Codere Newco and Codere Newco’s interests may not be aligned with Codere Online’s interests or the interests of other shareholders.

●	A market for the Ordinary Shares and the Codere Online Warrants may not be sustained and the market price of such securities may be volatile.

●	There can be no assurance that the Codere Online Warrants will be in the money at any time prior to their expiration and they may expire worthless.

●	As long as Codere Online is a foreign private issuer, Codere Online is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Codere Online’s securities.

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

Codere Online has operations in many continuously evolving online casino and online sports betting markets. Codere Online has been operating in Mexico since 2016, in Panama since 2018, in Colombia since 2019 and in Argentina since December 2021. Part of Codere Online’s experience in these countries relates to a period in which the COVID-19 pandemic had a significant impact on economic, political and social conditions and such conditions may not be representative of future conditions. Moreover, it is possible that Codere Online’s estimates of the TAM opportunities in its core and expansion markets are based on certain assumptions which may prove to be incorrect, and certain expansion markets may not open up through new regulatory frameworks and licensing regimes. The lack of development of any of these markets in which Codere Online operates may hinder Codere Online’s ability to successfully meet its objectives and make it difficult for potential investors to evaluate its business or prospective operations.

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

In addition, changes in existing laws or regulations, or changes in their interpretation, including laws or regulations with a direct impact on the gaming industry, such as laws or regulations that prohibit money laundering and financing of terrorist and other unlawful financial activities as well as those focused on responsible gaming, could impact Codere Online’s profitability and restrict its ability to operate its business. In addition, regulators, customers, investors, employees and other stakeholders are increasingly focusing on environmental, social and governance (ESG) matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations.

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

For example, in Spain, online operators must pay a 20% tax on gross gaming revenue in addition to corporate income tax. This tax is reduced to 10% for those entities domiciled in the autonomous cities of Ceuta and Melilla, such as CDON, which is domiciled in Melilla. Players are required to declare any winnings over €1,600 and pay income tax on it. Additionally, in Mexico, pursuant to certain amendments to the Economic Stimulus and Tax Reform Law (Ley de Ingresos de la Federación), the special tax on production and services (Impuesto Especial sobre Producción y Servicios) (“IEPS”) applicable to gaming, lotteries and bets, rose from 30% to 50% of gaming revenue, effective January 1, 2026.

In Spain, while there is a strict over-18 gambling policy, the Spanish government has taken several measures to reduce gaming advertising and exposure of online gaming to minors, prohibited players and players who show intensive or risky behavior. Royal Decree 958/2020, of November 3, on the Commercial Communications of Gambling Activities (the “Advertising Decree”), introduced significant changes to the advertising framework of gaming companies in Spain, including, among others, a prohibition on sponsorships including gaming operator’s brands on sports clubs’ equipment and sports clubs’ premises (such as stadiums). These restrictions have had a significant impact on the RM Sponsorship Agreement in Spain. On November 24, 2020, the RM Sponsorship Agreement was amended and terminated in respect of Spain only (without prejudice to the agreement remaining in force in the remaining applicable jurisdictions) at the end of the 2020/2021 football season due to newly-enacted advertising legal restrictions (which affect sponsorship) in Spain. In addition, advertising on television and on the Internet has been restricted to a four-hour window (from 1 a.m. to 5 a.m.). Notwithstanding the foregoing, on April 10, 2024, the Spanish Supreme Court issued a ruling on the appeal filed by JDigital (an iGaming operators’ association in Spain) against the Advertising Decree in which several provisions have been declared null and void on legal/constitutional grounds. The immediate consequences of this ruling are: (i) operators may now offer promotions to attract new customers; (ii) commercial communications related to promotions are no longer restricted to existing players, they can be sent to any user who is legally entitled to receive this sort of communication; (iii) operators may use celebrities/famous persons in their advertising materials; (iv) operators may advertise themselves through digital channels; (v) operators are no longer required to send commercial communications just to certain categories of eligible users of social media platforms, and (vi) operators are no longer required to restrict sending commercial communications through social media profiles focused on gambling and apply other restrictions that were contemplated in that respect in the Advertising Decree.

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

In recent years, the DGOJ has introduced strict requirements in the areas of player protection, fraud prevention and the promotion of responsible gambling. Royal Decree 176/2023 implementing safer gambling environments, effective as of March 15, 2024, introduced further measures to promote safer gambling environments with a particular focus on the protection of young players, prohibited players and players who show intensive or risky gambling behavior. On June 22, 2024, the DGOJ published its resolution of June 6, 2024, approving a new data model updating data reporting obligations with the aim of harmonizing technical procedures with the current regulatory framework, especially following the entry into force of Royal Decree 176/2023 on safer gambling environments.

A draft Royal Decree is expected to be approved in 2026 (effective a year later) introducing a system of joint deposit limits per player with respect to their activity with all online operators (a joint deposit limit per player of €700 per day, €1,750 per week and €3,300 every four weeks) which the player will presumably have the ability to amend or delete in the DGOJ’s portal. Generally, the DGOJ is increasing pressure on and scrutiny of operators with respect to due diligence requirements and reporting obligations. The DGOJ has also published a draft resolution introducing a mandatory, standardized algorithm to detect online players at risk of problem gambling based on behavioral indicators; the draft has been subject to public consultation and stakeholder submissions. A final version is expected to be published in the following months, following which operators are expected to have a three-month adoption period to comply.

On November 13, 2025, Coljuegos published a draft resolution that seeks to amend certain technical requirements applicable to online gaming operators, including changes to production databases and amendments to the reporting and supervision structure with Coljuegos. If approved under its current terms, there can be no assurance that Codere Online will be able to meet these obligations in a timely manner which may result in sanctions or fines or other regulatory actions and adversely affect Codere Online’s business, results of operations and financial condition.

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

Furthermore, the licenses under which Codere Online operates may be revoked by regulatory authorities in certain circumstances, even if Codere Online is in compliance with all relevant obligations. For example, in Mexico, the SEGOB has complete and discretional authority regarding the granting, renewal, revocation or amendment of licenses. Specifically, a Presidential Decree amending the Regulations of the Federal Gaming Law in Mexico (the “Mexico Gaming Decree”) came into effect on November 17, 2023 which, although it does not expressly refer to online gaming, may be deemed to apply to both retail and online gaming operations given that online permits are dependent on retail licenses in Mexico. Among other things, the Mexico Gaming Decree requires that any permit renewals must be limited to bingo and sports betting. On December 15, 2023, LIFO, together with other Codere Group permit holders, filed a claim against the Mexico Gaming Decree arguing that the sole publication of the Decree affects the grandfathered rights of the permit holders. LIFO’s claim was admitted on December 19, 2023 by the Fourteenth Court on Administrative Matters in Mexico City. On November 21, 2024, the Sixteenth Court on Administrative Matters in Mexico City issued a resolution in LIFO’s favour. This resolution was challenged by the Ministry of the Interior but was rejected by a non-appealable resolution of the Court of Appeal on June 24, 2025, which confirmed that the amendments introduced by the Mexican Gaming Decree do not apply to LIFO. See Item 4.B. “Business Overview—Regulation Applicable to Codere Online’s Business.”

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

On December 22, 2025, the Colombian President, by decree, declared a state of economic and social emergency affecting the national territory for a period of 30 days (extendable to a maximum of 90 days); and thereafter issued an executive decree, effective as of January 1, 2026 until December 31, 2026, introducing, among others a 19% value added tax (“VAT”) on online gross gaming revenue affecting all online gaming operators in Colombia. On March 12, 2026, in connection with the declared national economic and social emergency, the Colombian President issued an additional executive decree introducing a national consumption tax of 16% on online gross gaming revenue applicable to online gaming operators in Colombia. The decree introducing the 19% VAT on gross gaming revenue was declared unconstitutional by the Colombian Constitutional Court on April 15, 2026. The other two decrees are undergoing an automatic review by the Colombian Constitutional Court. If the decrees are deemed constitutional, the 16% consumption tax could remain in effect until December 31, 2026, which may adversely affect Codere Online’s business in Colombia, results of operations and financial condition.

Additionally, pursuant to certain amendments to the Economic Stimulus and Tax Reform Law (Ley de Ingresos de la Federación) (the “IEPS”) applicable to gaming, lotteries and bets, the applicable tax rate increased from 30% to 50% of gaming revenue effective January 1, 2026. As a result, Codere Online’s operations in Mexico could be affected, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

In Spain, Codere Online is subject to Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“General Data Protection Regulation” or “GDPR”). Codere Online is also subject to national laws adopting the GDPR and to national data protection and privacy laws applicable in non-EU member states. The GDPR contains, among other things, high accountability standards that Codere Online must comply with such as strict requirements for providing information notices to individuals, rules on international data transfers and outsourcing, mandatory data protection impact assessments of certain processing operations, maintenance of an internal data processing register, restrictions on the collection and use of sensitive personal data and mandatory notification of data security breaches. The GDPR imposes administrative fines for data protection compliance violations of up to the greater of €20 million or 4% of a company’s global annual turnover.

Additionally, these laws and regulations apply not only to third-party transactions, but also to transfers of information among the entities and businesses that form Codere Online and other parties with which Codere Online has commercial relations. Codere Online is subject to laws and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside of the European Economic Area (“EEA”). Codere Online relies on transfer mechanisms that it believes are permitted under these laws. Such mechanisms have received heightened regulatory and judicial scrutiny in recent years. If Codere Online cannot rely on existing mechanisms for transferring personal data from the EEA or other jurisdictions, because they are found not to be permitted under applicable law or otherwise, it could be prevented from transferring personal data of users or employees in those regions, limiting the transfer and processing of data and, in some cases, limiting Codere Online’s activities in certain locations. In addition, if Codere Online does not comply with the provisions regarding transmission of customer data contained in the GDPR, Codere Online could face very significant sanctions. In this regard, since 2020 penalties for data protection violations have increased significantly, with fines in the millions of euros. This has increased the public’s awareness of their privacy rights. As a result, if Codere Online failed to comply with the GDPR, it could result in fines or the loss of customer goodwill. Codere Online also shares personal data with third party services providers who process the data on its behalf. While Codere Online endeavours to ensure those processors understand their obligations under the GDPR and similar privacy laws, non-compliance by those processors could subject Codere Online to liability. Any failure to comply with regulations regarding the use of personal customer data could subject Codere Online to lawsuits or result in the loss of its customers’ goodwill and materially affect its business, results of operations and financial condition.

An outbreak of disease or similar public health threat could have a material adverse impact on Codere Online’s business, results of operations and financial condition.

An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on Codere Online’s business, results of operations and financial condition. In addition, outbreaks of disease could result in increased government restrictions and regulation, including quarantines of Codere Online’s personnel, or suspension, shortening, delays or cancellations of sporting events or shortened seasons for sports leagues, which could adversely affect its operations.

Codere Online’s business may be negatively impacted by volatility and other economic, market and political conditions in the markets in which it operates and in the locations in which its customers reside.

Codere Online currently operates in Spain, Mexico, Colombia, Panama and Argentina. In the year ended December 31, 2025, Codere Online derived €107.2 million (or 51.0%) of its revenue from Mexico, €90.5 million (or 43.0%) of its revenue from Spain, €5.7 million (or 2.7%) of its revenue from Colombia, €4.8 million (or 2.3%) of its revenue from Panama and €2.2 million (or 1.0%) of its revenue from Argentina. In the year ended December 31, 2024, Codere Online derived € 95.7 million (or 47.7%) of its revenue from Mexico, €87.8 million (or 43.7%) of its revenue from Spain, €10.6 million (or 5.3%) of its revenue from Colombia and €3.5 million (or 1.7%) of its revenue from Argentina.

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

In addition, Codere Online could experience negative impacts to its business, results of operations and financial condition as a result of geopolitical and other challenges and uncertainties globally. Currently, the world economy is facing several exceptional challenges, including declines in consumer confidence, declines in economic growth, increases in unemployment rates, high inflation rates, tariffs and interest rates and uncertainty about economic stability. Geopolitical and economic risks have further escalated in recent months due to trade tensions between the United States and several countries, including the European Union, as well as ongoing instability in Europe and political shifts in key global economies. Additionally, Russia’s ongoing invasion of Ukraine has caused, and may continue to cause, significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to further increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth. The impact of sanctions and export controls that are being imposed or threatened against Russia and Russian interests, as well as potential responses to them by Russia, could significantly and adversely affect Codere Online’s business, financial condition and results of operations, even though Codere Online’s direct exposure to Ukraine and Russia is limited. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, the rise of populism and tensions in the Middle East, including the Israel-Hamas war, as well as Israel and the United States ongoing conflict with Iran, to which the Company is particularly exposed, given it currently has more than 40 employees in Israel. See “—Security, political and economic instability in the Middle East, including the ongoing Israel-Hamas war and escalating hostilities involving Iran, Israel and the United States, may harm Codere Online’s business, operations and workforce.” Growing tensions may lead, among others, to a fragmentation and nationalization of the world economy, an increase in protectionism or barriers to immigration and foreign activity, a general reduction of international transactions and trade in goods and services and a reduction in the integration of financial markets, as well as the rise in frequency and sophistication of cyberattacks and a general loss of confidence in online transactions, any of which could materially and adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online has international business operations, including in emerging markets in Latin America, which subjects Codere Online to additional costs and risks.

A significant portion of Codere Online’s operations are located in Latin America, particularly in Mexico, Colombia and Panama. In addition, Codere Online has been operating in the City of Buenos Aires (Argentina) since December 2021 Subject to, among other factors, adequate regulatory frameworks being enacted, Codere Online may also expand its business operations to other countries in the region, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina. As a result of its international operations, Codere Online is subject to a variety of risks and challenges in managing an organization operating in various countries, including, among others, those related to:

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

Codere Online’s reporting currency is the euro. Fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso, could affect not only the economies of the relevant regions but also Codere Online’s business, results of operations and financial condition. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. Codere Online is therefore exposed to the risks associated with the fluctuation of these currencies relative to the euro. See Note 15 to the Annual Financial Statements beginning on page F-36 for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s Annual Financial Statements.

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

In 2025, the Mexican peso recorded a slight appreciation of approximately 2% against the euro, strengthening from 21.6 MXN per EUR at the beginning of the year to 21.1 MXN per EUR at year-end. Previously in 2024, the Mexican peso had experienced a sharp depreciation of around 22.5%, moving from 17.6 MXN per EUR to 21.6 MXN per EUR, mainly due to domestic political uncertainty and the approval of constitutional reforms.

Although Codere may in the future use derivative financial instruments to hedge against some of its risk exposures arising from its obligations in foreign currencies, there can be no assurance that its hedging activities will effectively manage its foreign exchange risks. In particular, the Company may not fully hedge its positions in certain currencies and may not always obtain funding in all the currencies it requires. Therefore, to the extent Codere is unable to hedge its position in a currency or is imperfectly hedged in respect of that currency, it may experience unrealized or realized losses. If the Company is not able to effectively anticipate and manage these risks, such risks may have a material adverse effect on the Company’s international operations or its business as a whole. During the years presented in this Annual Report, the Company did not use any such derivative financial instruments.

Codere Online may not be able to manage growth in its business effectively.

Codere Online intends to leverage its operations in Spain and Mexico to expand its business in certain high-growth core Latin American markets (Colombia, Panama, Argentina), enter into new Latin American markets that have or are being regulated (Brazil, Peru and Puerto Rico) and others once they become regulated (Chile, Uruguay and other regions of Argentina), and explore options to access the large Hispanic market in the United States, as well as potential new lines of business. As part of such expansion, Codere Online may make selective strategic investments, such as in strategic partnerships and acquisitions in the online gaming industry or enter into other collaborations. Growth can place significant strain on Codere Online’s management resources and financial and accounting control systems as it requires that management identify and execute upon appropriate investments and subsequently integrate, train and manage increased numbers of employees. Codere Online may not be able to implement and enhance effectively the operations, infrastructure, systems and processes required to undertake growth. Further, Codere Online may not be able to attract, integrate, train, motivate or retain additional highly-qualified personnel. Unprofitable investments or expansions or an inability to integrate or manage new investments or expansions could adversely affect Codere Online’s business, results of operations and financial condition.

Codere Online may require additional capital to support its growth plans, and such capital may not be available on terms acceptable to Codere Online, or at all. This could hamper Codere Online’s growth and adversely affect its business.

Codere Online intends to continue making significant investments to support its business operations and growth, including its expansion into new markets and new lines of business. Codere Online may require additional funds to respond to business challenges, expand into new markets and new lines of business or acquire complementary businesses. Accordingly, Codere Online may need to engage in equity or debt financings to secure additional funds. There is no assurance that, in the absence of additional funds, Codere Online will meet its potential expansion goals and priorities.

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

Existing technology, as well as proposed or undeveloped technologies, may become more popular in the future and render Codere Online’s online products less profitable or even obsolete. In general, Codere Online’s ability to compete effectively in the online gaming market will depend on the acceptance by its customers of the products and services it offers. If Codere Online is not able to successfully develop, offer and market appropriate gaming products and services, it will have a material adverse effect on its business, results of operations and financial condition.

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

Codere Online’s business may be adversely affected if other members of the Codere Group compete with Codere Online. In order to address this risk, as part of the Relationship and License Agreement entered into by SEJO and Codere Newco, Codere Newco has undertaken, among other commitments, not to invest or operate online gaming businesses within the Territory, as defined therein, or to undertake any other Restricted Activity, as defined therein, subject to certain exceptions. However, Codere Newco is allowed to pursue any regulated gambling and gaming business and related services accessible exclusively through physical retail or other offline channels. Furthermore, Codere Newco may terminate the Relationship and License Agreement in certain circumstances, and the terms or continuation of such agreement could be affected by changes in the ownership of Codere Newco, Codere Online or the Codere Group. For additional information on the Relationship and License Agreement, see Item 7.B. “Related Party Transactions—Material Agreements—Relationship and License Agreement.” The Codere Group may elect to focus its investment and resources, including its marketing efforts, on its offline channels, which compete with Codere Online’s business, adversely affecting Codere Online.

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

Historically, Codere Group and certain of its subsidiaries have provided certain services related to certain business functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. Codere Group has provided some of these services under a Sponsorship and Services Agreement between Codere Online and Codere Group. Such services are provided by Codere Group either directly, through certain of its subsidiaries or through certain third-party services providers. See Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement.”

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

Codere Group has undergone several significant financial restructurings of its liabilities in recent years and completed a recapitalization of approximately 90% of its debt on October 15, 2024. Although this recapitalization was aimed at achieving a stable capital structure and clean balance sheet for Codere Group, Codere Online cannot provide any assurances that additional restructurings or changes in ownership of Codere Newco, Codere Online or the Codere Group will not occur in the future that may impact Codere Group’s strategy, operations and/or ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, on which Codere Online currently depends to conduct its business).

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

Codere Online uses AI and related technologies within its business operations. Mishandling these technologies could lead to reputational damage, competitive setbacks, legal liabilities, regulatory sanctions and potentially impact its results of operations and financial condition.

Codere Online currently uses AI and related technologies in Codere Online’s technology and infrastructure, with their significance in its operations expected to grow over time. However, Codere Online’s competitors or other third parties may adopt AI in similar or different ways, potentially outpacing the Company in speed or effectiveness, thus hindering Codere Online’s ability to compete and impacting its results of operations negatively. Furthermore, if AI-generated content, analyses, materials, or recommendations infringe upon or are alleged to infringe upon others’ rights (including intellectual property rights) or are deemed illegal, the Company may face legal liabilities or experience adverse effects on Codere Online’s business, results of operations and financial condition. Moreover, the use of AI could lead to breaches of data security or privacy laws, or cybersecurity incidents compromising the personal data of customers, employees, or other third parties. Such violations or incidents associated with Codere Online’s AI usage could result in legal liabilities or damage its reputation and results of operations. Any controversies surrounding Codere Online’s AI implementation might cause brand or reputational harm or competitive disadvantages.

Additionally, the rapid advancements in AI, including compliance with existing and potential government regulations, may demand substantial resources for developing, testing, and maintaining platforms, offerings, services, and features to ensure compliance with the law and minimize adverse effects on Codere Online’s results of operations. For example, the European Union has passed the world’s first comprehensive regulation on artificial intelligence (the “AI Act”), which was published on July 12, 2024. After entering into force on August 1, 2024, its enforcement follows a phased approach: within six months (February 2, 2025), regulations related to prohibited practices were implemented, and will be followed by obligations related to general-purpose AI models on August 2, 2025, and full enforcement of the AI Act after 24 months (August 2, 2026), with certain sector-specific provisions extending into 2027.The AI Act introduces a novel set of obligations and conditions for operating AI systems and models. These obligations vary and may impact Codere Online based on the type of AI utilized (systems or models), Codere Online’s specific role concerning each AI, and the risk level associated with each system or model. Compliance with the AI Act will require monitoring and assessment of all AI systems and models operated by Codere Online to ensure adherence to prohibited practices and to identify all applicable obligations based on the aforementioned variables.

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

Based on Codere Online’s net gaming revenue for the year ended December 31, 2025 (defined as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets), approximately 37.4% of Codere Online’s net gaming revenue is derived from its online sports betting offering, while approximately 62.3% derives from its online casino products, with the remaining 0.3% attributable to other income sources (41% and 59% respectively, with nil contribution from other income sources for the year ended December 31, 2024). Following their introduction, online games and products generally peak and then decline in popularity. The introduction of new online games and products or the modification of existing online games or products is important to the successful operation of Codere Online’s business. Failure to introduce new online games or products or to modify existing online games or products and to retain or attract customers, as well as the introduction of new online games and products that prove to be unpopular, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Online casino and sports betting compete, not only with traditional gaming and sports betting establishments, but also with other leisure activities as a form of consumer entertainment and may lose popularity as new leisure activities arise or as other leisure activities become more popular. The popularity and acceptance of online casino and sports betting is also influenced by prevailing social mores, and changes in social mores could result in reduced acceptance of gaming and sports betting as a leisure activity. To the extent that the popularity of gaming or sports betting declines as a result of any of these factors or otherwise, the demand for Codere Online’s offerings may decline, which could have a material adverse effect on its business, results of operations and financial condition.

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

Furthermore, Codere Online may be vulnerable to cyberattacks which could adversely affect its business. Cyberattacks are increasing in number and sophistication, are well-financed, in some cases supported by nation-state actors, and are designed to not only attack, but also to evade detection. Since the techniques used to obtain unauthorized access to systems, or to otherwise sabotage them, change frequently and are often not recognized until launched against a target, the Company and third parties associated with Codere Online may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, certain global geo-political events can increase Codere Online’s cybersecurity risk. The costs to Codere Online to reduce the risk of or alleviate cybersecurity breaches and vulnerabilities could be significant.

Examples of cyberattacks include DDoS (distributed denial-of-service attacks, which are attacks designed to cause a network to be unavailable to its intended users) and other forms of cybercrime, such as attempts by computer hackers to gain access to Codere Online’s systems and databases and system intrusions conducted for the purpose of stealing its customers’ personal information. Cyberattacks may cause system failures, business disruption or loss of data or funds and could have a material adverse effect on Codere Online’s business, results of operations and financial condition. While Codere Online will continue to implement measures designed to prevent such attacks, they are, by nature, technologically sophisticated and may be difficult or impossible to detect and defend against. If Codere Online’s prevention measures fail or are circumvented, Codere Online could suffer system failures, business disruption or loss of data or funds, which in turn could have a material adverse effect on its business, results of operations and financial condition. Additionally, certain Codere Online’s employees work remotely from time to time, based on a hybrid work model, which creates a heightened risk that data could be misappropriated, lost or disclosed, or processed in breach of data protection regulations or cyberattacks or other disruptions to or breaches of Codere Online’s information technology systems.

Codere Online’s accounting and reporting systems may also be subject to error, damage and interruption and may result in the unintended misreporting of financial information (see “—Risk Factors Related to Codere Online’s Financial Information and this Annual Report— Codere Online has identified a material weakness in its internal control over financial reporting. If Codere Online is unable to remediate this material weakness, or if Codere Online identifies any material weaknesses in the future or otherwise fails to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, this may result in material misstatements of Codere Online’s financial statements or cause Codere Online to fail to meet its periodic reporting obligations, which may have an adverse effect on the market price of the Ordinary Shares and Codere Online Warrants. Consequences may entail financial, regulatory, legal, and reputational repercussions”). While Codere Online continues to develop internal controls and systems to anticipate such risks and increase the robustness of its accounting and reporting platform, there is no assurance that Codere Online’s accounting systems will not be compromised in the future. Any such compromises could harm Codere Online’s reputation and deter current or potential customers from using its services, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

Further, Codere Newco, certain of its subsidiaries and other third-party service providers may store or have access to Codere Online’s data and may not have effective controls, processes or practices to protect Codere Online’s information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyberattacks or other disruptions to or breaches of information security. A vulnerability in Codere Online’s service providers’ software or information technology systems, a failure of Codere Online’s service providers’ safeguards, policies or procedures, or a cyberattack or other disruption to or breach of information security affecting any of these service providers could irreparably damage Codere Online’s reputation and business. The costs related to significant cyberattacks or other disruptions to or breaches of Codere Online’s information technology systems could be material and cause Codere Online to incur significant expenses. If the information technology systems of third parties associated with Codere Online become subject to cyberattacks or other disruptions or security breaches, the Company may have insufficient recourse against such third parties and Codere Online may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any of the foregoing could irreparably damage Codere Online’s reputation and business, which could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

The integrity and security of online gaming operations are critical factors to attract and retain customers. Codere Online aims to maintain high standards of integrity among its employees and to ensure the security of the online gaming systems it provides to customers. Codere Online’s reputation in this regard is an important factor in its business dealings with governmental authorities. For this reason, an allegation or a finding of illegal or improper conduct on Codere Online’s part, or on the part of one or more of its current or former employees, or an actual or alleged system security defect or failure, could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

The online gaming industry is vulnerable to attacks by customers through collusion and fraud. Although Codere Online takes steps to minimize the opportunities for fraudulent play, Codere Online can provide no assurance that all instances of collusion and fraud will be detected. If Codere Online fails to detect instances of collusion and fraud either between players or between players and Codere Online’s employees or agents, it could suffer losses directly as a result of such collusion and fraud instances. For example, a fraud resulting in misappropriation of funds was committed against Codere Online in Spain related to a series of fraudulent withdrawals over a four-month period, from April to July 2023, totaling €0.5 million made by an online customer from his online account at a third-party retail gaming hall located in Cádiz, Andalucía. The online customer’s account was frozen on July 25, 2023. Codere Online filed a police report on August 1, 2023, and the investigation is ongoing, including with respect to recovery of the misappropriated funds. The customer is scheduled to stand trial in the fourth quarter of 2026.

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

Due to the nature of its business, Codere Online is and may be subject to a number of legal, administrative and arbitration proceedings from time to time, including tax and other disputes with regulatory authorities, and has been and could become involved in legal, administrative and arbitration proceedings or investigations by government authorities from time to time. See “—The online gaming industry is subject to extensive regulation (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements. Codere Online’s business may be adversely affected if it is unable to comply with regulations or licensing requirements or any regulatory changes.” Codere Online cannot assure that any investigation will not affect it or that it will prevail in any current and/or future proceedings or disputes, and any such investigation or adverse resolution of any such proceeding or dispute could have a material adverse effect on its business, results of operations and financial condition. Further, the Company could be required to change or halt its activities pending the resolution of, or as a result of, any such investigation, proceeding or dispute.

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

Differences in views among current or future shareholders or partners in Codere Online’s operations may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting certain of Codere Online’s businesses and, in turn, Codere Online’s business, results of operations and financial condition. Failure to resolve disagreements with Codere Online’s current or future partners could have a material adverse effect on Codere Online’s business, results of operations and financial condition. Additionally, Codere Online may be forced to make certain decisions in the interest of its operations that might not be in agreement with its current or future partners and could result in litigation, arbitration or other legal procedures. Any of the foregoing could have a material adverse effect on Codere Online’s business, results of operations and financial condition.

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

Codere Online’s success depends on the skills, experience, and performance of its senior management team. For example, in November 2025, the Company transitioned to a new Chief Financial Officer, Marcus Arildsson, who succeeded Oscar Iglesias. While Oscar Iglesias remains on Codere Online’s Board of Directors and has facilitated an orderly transition, any such leadership change involves inherent risks. If the Company is unable to successfully integrate new personnel or if the Company’s experience further turnover in its senior management, its business could be adversely affected.

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

Security, political and economic instability in the Middle East, including the ongoing Israel-Hamas war and escalating hostilities involving Iran, Israel, and the United States, may harm Codere Online’s business, operations and workforce.

Codere Online maintain offices in Israel, where more than 40 of its employees (12% of its total) are located. Accordingly, political, economic and military conditions in the Middle East may affect Codere Online’s business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), as well as increasing tensions with Iran, including through Iran-backed proxy groups operating in the region.

In October 2023, Hamas infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. Since then, the conflict has evolved with multiple offensives, mediation efforts, and a worsening humanitarian situation in the region. While a potential ceasefire with Hamas has been negotiated in the past, tensions remain high and the risk of renewed or expanded hostilities persists.

In addition, in April 2024, Israel experienced a direct attack from Iran, involving hundreds of drones and missiles launched towards various parts of the country, mostly targeting military bases. The Israeli defense systems, aided by international allies, successfully intercepted the majority of these attacks, minimizing physical damage and casualties. Since then, tensions between Israel and Iran have continued to escalate, including increased military activity, cyber operations and diplomatic confrontations relating to Iran’s nuclear program. More recently, in March 2026, hostilities between Israel and the United States, on the one hand, and Iran, on the other hand, escalated into an active and ongoing military conflict involving Iran, Israel and the United States, significantly increasing the risk of a broader regional war and further destabilization across the Middle East.

Additionally, since October 2023, the Houthis, a military organization based in Yemen, have launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. In addition, Iran-aligned groups, including Hezbollah in Lebanon, have engaged in hostilities against Israel and its allies, contributing to regional instability and the risk of a wider conflict.

While the ongoing war with Hamas and the conflict with Iran and its proxies has not, since its inception, materially impacted Codere Online’s business or operations, the Company cannot currently predict the intensity or duration of the Israel-Hamas war, nor can the Company predict how this war will ultimately affect Codere Online personnel in the country, business and operations. Codere Online also cannot predict the extent of any further escalation involving Iran, the United States or other countries. Any further escalation of regional conflicts could adversely affect regional stability, international markets, and overall economic conditions, which may in turn impact Codere Online operations, financial condition, and results of operations.

Codere Online operations may be disrupted by the obligations of personnel to perform military service.

Codere Online employees in Israel, generally, may be called upon to perform up to 42 days (and in some cases more) of annual military reserve duty until they generally reach the age of 45 (or older in some cases) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, since September 2000 there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008, November 2012 and July 2014 conflicts with Hamas. In October 2023, Hamas invaded southern Israel and launched a widespread terrorist attack on Israel. As a result, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. In addition, tensions between Iran and Israel continue to escalate and the Israeli military has recalled many reservists for activity as well. To date, several employees were called for duty, but it is possible that there will be further or longer military reserve duty call-ups in the future, which may affect Codere Online’s business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures the Company may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, which may materially adversely affect Codere Online’s operations, business and results of operations. Codere Online’s operations could also be disrupted by the absence of a significant number of Codere Online’s employees related to military service or the absence for extended periods of one or more of Codere Online’s key employees for military service in connection with other military and security matters.

Certain entities that form the Codere Online group may face tax liabilities as a result of their historical membership in the consolidated tax group of companies of which Codere, S.A. was the parent company.

Certain entities that form the Codere Online group were part of a consolidated tax group of companies of which Codere, S.A. was the parent company until the financial restructuring of Codere, S.A.’s liabilities was finalized in November 2021, and as of October 2024 Codere Group Topco, S.A. is the parent company of Codere Group (the “Codere Tax Group”). In accordance with Spanish taxation law, membership of a company in a tax group is conditional upon the fulfilment of certain requirements, with the principal condition being the direct or indirect participation of the parent company in the share capital of such company (currently, a minimum of 75% of the subsidiary’s share capital or 70% if the shares of the subsidiary are admitted to trading on a regulated market). After the listing on the Nasdaq Stock Market, the Codere Group ceased to maintain the minimum participation shareholding required for any entity of the Codere Online group to remain part of the Codere Tax Group. However, the members of a tax consolidated group are jointly liable for the Spanish Corporate Income Tax and Value Added Tax debts corresponding to tax years in which they were part of a consolidated tax group. As a result, certain entities of the Codere Online group will remain jointly liable for any Corporate Income Tax and Value Added Tax corresponding to the Codere Tax Group for those tax periods in which they were part of the Codere Tax Group.

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

Risk Factors Related to Codere Online’s Financial Information and this Annual Report

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

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Codere Online’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Codere Online’s senior management has determined that the material weakness described in Item 15 “Controls and Procedures” existed as of December 31, 2025.

Codere Online previously reported a material weakness which was identified in connection with the preparation of Codere Online financial statements as of and for the years ended December 31, 2023 related to lack of sufficient internal controls to support effective financial reporting (the “Material Weakness”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Codere Online’s consolidated financial statements will not be prevented or detected on a timely basis.

As of December 31, 2025, Codere Online’s senior management, under the supervision of Codere Online’s Chief Executive Officer and Chief Financial Officer, cannot affirmatively conclude that the Material Weakness has been remediated despite the continued implementation of remediation efforts and management’s commitment to addressing the Material Weakness from 2025 onwards. See Item 15 “Controls and Procedures.”

Codere Online’s remediation actions with respect to the Material Weakness include the implementation of enhancements to its internal control system, particularly through platform and systems ITGC strengthening implemented in 2025, in order to fortify the control environment and improve financial reporting processes. Codere Online’s management will periodically assess the progress and sufficiency of the ongoing initiatives and make adjustments as and when necessary. Codere Online’s management understands that the improvement and maintenance of internal controls is an ongoing responsibility. These remediation efforts are more fully described in Item 15 “Controls and Procedures.”

However, the Company cannot provide assurances that it will remediate the Material Weakness in a timely manner, or at all. If the Company is unable to successfully remediate the Material Weakness or if additional material weaknesses arise in the future, Codere Online’s financial statements could contain material misstatements that, among other matters, could cause Codere Online to restate its financial statements, fail to meet its periodic reporting obligations, the price of the Ordinary Shares and Codere Online Warrants to decline, and other adverse consequences.

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

Codere Newco, a member of the Codere Group, owns approximately 66.3% of the outstanding Ordinary Shares as of December 31, 2025. As long as Codere Newco owns at least 50% of the outstanding Ordinary Shares, Codere Newco will have, except as otherwise described in this annual report, the ability to determine certain corporate actions requiring shareholder approval, including the election and removal of directors and the size of the Codere Online Board unless it is already determined in the articles of association of Codere Online.

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

In addition, Codere Newco may from time to time sell, transfer or otherwise dispose of all or a portion of its ownership interest in Codere Online, which could result in a change of control of Codere Online or create uncertainty regarding Codere Online’s ownership structure. Furthermore, transactions involving Codere Newco or its shareholders, including a potential sale of Codere Newco or a change in its ownership, could also have a significant impact on Codere Online. Any such transactions could result in a new controlling shareholder that may have different objectives than Codere Newco and may not be aligned with the interests of Codere Online’s other shareholders, including with respect to Codere Online’s business and strategic direction, financing and/or capital allocation strategy, level of investment, or expansion into new or existing markets or product offerings. The potential for any such transactions, or the perception that they may occur, could also result in increased volatility in the trading price of the Ordinary Shares.

There can be no assurance that the Ordinary Shares or the Codere Online Warrants will continue to be listed on Nasdaq or that Codere Online will be able to comply with the continued listing standards of Nasdaq.

The Ordinary Shares and Codere Online Warrants are currently listed on Nasdaq. If Codere Online fails to satisfy the continued listing standards of Nasdaq, its securities may be delisted from trading on Nasdaq, which could have material adverse consequences, including a limited availability of market quotations for its securities, reduced liquidity for its securities, a determination that the Ordinary Shares are a “penny stock,” which would require brokers trading in the Ordinary Shares to adhere to more stringent rules and could result in reduced trading activity, limited or no news or analyst coverage, and a decreased ability to issue additional securities or obtain additional financing in the future.

Although Codere Online is currently in compliance with Nasdaq’s continued listing standards, there can be no assurance that it will be able to maintain such compliance in the future, and Nasdaq may take action to delist its securities if it determines that Codere Online does not meet applicable requirements.

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

The trading of Ordinary Shares and Codere Online Warrants has been and may continue to be volatile and subject to limited volume in trading. An active trading market for Codere Online’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Codere Online’s securities has fluctuated and may continue to fluctuate significantly. Factors that could cause fluctuations in the price of such securities include:

●	actual or anticipated variations in operating results and the results of competitors;

●	changes in performance projections by Codere Online or by any securities analysts that might cover Codere Online’s securities, if any;

●	conditions or trends in the industry, including regulatory changes;

●	announcements by Codere Online or its competitors of significant acquisitions, strategic partnerships or divestitures;

●	announcements of investigations or regulatory scrutiny of Codere Online’s operations or lawsuits filed against it or the Codere Group;

●	additions or departures of key personnel;

●	actual or perceived changes in the ownership of Codere Newco or Codere Online; and

●	issuances or sales of Ordinary Shares, including by key investors, especially as the lock-up restrictions under the Registration Rights and Lock-Up Agreement have expired.

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

As of April 20, 2026, Codere Online had 45,391,179 issued and outstanding Ordinary Shares. Codere Online’s articles of association authorize Codere Online to issue Ordinary Shares and rights relating to Ordinary Shares for the consideration and on the terms and conditions established by the Codere Online Board in its sole discretion, whether in connection with financings, acquisitions, investments, equity incentive plans or otherwise. Any Ordinary Shares issued, including in connection with the exercise of Codere Online Warrants or any equity incentive plans that Codere Online may adopt in the future, would dilute the percentage ownership held by you.

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

None of the Codere Online Private Warrants will be redeemable by Codere Online so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. Once such Codere Online Private Warrants are transferred (other than to permitted transferees under the Warrant Agreement), Codere Online may redeem such Codere Online Private Warrants in the same manner as the Codere Online Public Warrants. Codere Online may redeem Codere Online Public Warrants at any time after they became exercisable on December 30, 2021 (i.e., 30 days after the listing on the Nasdaq Stock Market) and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the Codere Online Warrants became exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date, Codere Online gives notice of redemption and during the entire period thereafter until the time Codere Online redeems the warrants, and provided further that Codere Online may not exercise such redemption right if the issuance of Ordinary Shares is not exempt from registration or qualification under applicable state blue sky laws or Codere Online is unable to effect such registration or qualification. As of the date of this annual report, the trading price of Ordinary Shares has not reached the $18.00 threshold. In the event Codere Online determined to redeem the Codere Online Public Warrants, holders would be notified of such redemption as described in the Warrant Agreement. Specifically, Codere Online would be required to fix a date for the redemption (the “Redemption Date”). Notice of redemption would be mailed by first class mail, postage prepaid, by Codere Online not less than 30 days prior to the Redemption Date to the registered holders of the Codere Online Public Warrants to be redeemed at their last addresses as they appear on the registration books. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via Codere Online’s posting of the redemption notice to DTC. Redemption of the Codere Online Public Warrants could force you (i) to exercise your Codere Online Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Codere Online Public Warrants at the then-current market price when you might otherwise wish to hold your Codere Online Public Warrants or (iii) to accept the nominal redemption price which, at the time the Codere Online Public Warrants are called for redemption, is likely to be substantially less than the market value of your Codere Online Public Warrants.

There can be no assurance that the Codere Online Warrants will be in the money and they may expire worthless.

The exercise price for the Codere Online Warrants is $11.50 per Ordinary Share (subject to adjustment), and the exercise period commenced on December 30, 2021 (i.e., 30 days after the listing on the Nasdaq Stock Market) and will expire five years after the listing on the Nasdaq Stock Market or earlier upon redemption or liquidation. There can be no assurance that the Codere Online Warrants will be in the money at any time prior to their expiration, and as such, the Codere Online Warrants may expire worthless.

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

Codere Online is subject to extensive corporate governance, reporting and accounting disclosure requirements under U.S. securities laws and regulations, including the Sarbanes-Oxley Act, as well as pursuant to Nasdaq listing standards. These laws, as well as the listing standards of Nasdaq, impose certain compliance requirements, costs and obligations on listed companies. This requires a significant commitment of resources and management oversight and Codere Online may be delayed or fail to comply with all such obligations. For example, Codere Online was delayed in timely filing both its 2023 and 2024 annual reports on Forms 20-F. Failure to comply with these laws and listing standards could potentially subject Codere Online to sanctions or investigations by the SEC or other regulatory, exchange or market authorities, and related penalties, fines and litigation.

As long as Codere Online is a foreign private issuer, Codere Online is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies. This may limit the information available to holders of Codere Online’s securities.

Codere Online qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Codere Online is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Codere Online is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Codere Online’s officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, Codere Online is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Codere Online is also not subject to Regulation FD under the Exchange Act, which would prohibit Codere Online from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Codere Online than there is for U.S. public companies.

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

As a “foreign private issuer,” Codere Online would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Codere Online on June 30, 2026.

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

If Codere Online no longer qualifies as a foreign private issuer, it may be eligible to take advantage of certain exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Codere Newco owned approximately 66.3% of the issued and outstanding Ordinary Shares as of December 31, 2025. As a result, Codere Online is a “controlled company” within the meaning of Nasdaq rules. Under these rules, a company in respect of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

Codere Online will no longer qualify as an emerging growth company as of December 31, 2026 and may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act or other matters going forward as a result.

Codere Online is organized under the laws of Luxembourg and substantially all of its assets are located outside the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against Codere Online or the members of its board of directors in the United States.

Codere Online is organized under the laws of the Grand Duchy of Luxembourg. In addition, substantially all of its assets are located outside the United States. Furthermore, the Company understands that all of its directors and members of the senior management team reside outside the United States as of the date of this annual report. Investors may not be able to effect service of process within the United States upon Codere Online or these persons or enforce judgments obtained against Codere Online or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against Codere Online or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

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

For purposes of Section 7874 of the Code the first two conditions described above were met with respect to the listing on the Nasdaq Stock Market because Codere Online acquired indirectly all of the assets of DD3 through the Merger, and Codere Online, including its “expanded affiliated group,” did not satisfy the substantial business activities test upon consummation of the Merger. As a result, whether Section 7874 applies to cause Codere Online to be treated as a U.S. corporation for U.S. federal income tax purposes following the Merger would depend on the satisfaction of the Ownership Test.

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

Although Codere Online believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for its 2025 taxable year, due to the Ordinary Shares’ price fluctuations Codere Online can give no assurance as to its PFIC status for 2026 or any future taxable year, and if Codere Online becomes a PFIC U.S. holders of Ordinary Shares or Codere Online Warrants could be subject to adverse U.S. federal income tax consequences.

If Codere Online is treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year during which a U.S. shareholder holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. shareholder. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the composition of Codere Online’s income and assets, and the estimated value of its assets, including goodwill (which is based in part on the trading prices of the Ordinary Shares), Codere Online believes that it was not a PFIC for its 2025 -taxable year. However, because the tests for determining PFIC status are applied annually after the close of each taxable year and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance that Codere Online will not be a PFIC for any taxable year. In particular, Codere Online holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Codere Online’s market capitalization has been volatile, if the value of Codere Online’s goodwill is determined by reference to its market capitalization there is a significant risk that Codere Online could be a PFIC for its current taxable year of 2026 or any future taxable year. Therefore, Codere Online cannot express any expectation or assurance regarding its PFIC status for the current or any future taxable year.

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

As of December 31, 2025, Codere Online’s share capital amounted to €45,640,814 represented by 45,640,814 Ordinary Shares issued. All issued shares are fully paid and subscribed for. The authorized capital, but unissued and unsubscribed, of Codere Online amounts to €499,481,142 divided into 499,481,142 Ordinary Shares with a nominal value of €1.00 each.

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1,000,000 of the Company’s ordinary shares over a one-year period. The plan initially provided for a maximum aggregate amount of $5.0 million of repurchases, which was increased by the Board of Directors to $7.5 million in November 2025. At the Extraordinary General Meeting held on December 1, 2025, shareholders approved an extension of the plan’s expiration date from March 3, 2026 to December 31, 2026.

As of the date of this annual report, the company has repurchased 391,002 shares for an aggregate amount of $2.7 million under its authorized share repurchase plan.

There have been no material capital expenditures or divestitures for any of the years ending December 31, 2025, 2024 and 2023. There are no material capital expenditures or divestitures currently in progress as of the date of this annual report.

The Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC. The Company also maintains a website at https://www.codereonline.com. Through Codere Online’s website, it makes available, free of charge, the SEC filings. The information contained on, or that may be accessed through, Codere Online’s website is not part of, and is not incorporated into, this annual report.

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

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. Mr. Edree was replaced by former Chief Operating Officer Aviv Sher on March 1, 2023. As of December 31, 2025, Codere Online had approximately 369 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina and Israel. Codere Online operates under the “Codere” brand across all of its markets.

Codere Online believes it is well-positioned for continued growth with the support of the “Codere” brand, its dedicated and highly-experienced management team, its established and flexible technology platform, and other macroeconomic and industry tailwinds. Codere Online believes that this privileged combination of expertise, brand recognition and infrastructure across multiple jurisdictions will not only support its continued success in the markets in which it operates, but also allow Codere Online to capture market share in existing markets and in other expansion markets in the future. In particular, Codere Online may decide to expand into other markets in Latin America (several of which have recently regulated or are expected to be regulated in the near future), including Brazil, Chile, Peru, Puerto Rico and Uruguay, as well as Argentina (beyond the City of Buenos Aires, where it started operating in December 2021, subject to obtaining the required regulatory approvals once such markets become regulated. Additionally, Codere Online intends to explore options to access the large Hispanic market in the United States.

Codere Online’s product offering and platform are designed to create exciting online casino gaming and online sports betting experiences for its customers. Codere Online’s established and flexible technology platform has an extensive track record of successfully serving its customers and provides the business with a solid foundation for future growth.

Codere Online has established itself as a leading operator across a number of markets since it began operations. Codere Online has been using and continues to use significant proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets.

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

For the year ended December 31, 2025, Codere Online’s revenues grew to €210.4 million compared to €200.7 million for the year ended December 31, 2024, mainly driven by strong revenue growth in online casino for 2025 compared to 2024 and strong revenue trends in Mexico and Spain. For the year ended December 31, 2024, Codere Online’s revenues grew to €200.7 million compared to €161.1 million for the year ended December 31, 2023, mainly driven by strong revenue growth in online casino for the year compared to 2023 and strong revenue trends in Mexico and Spain.

Codere Online’s Plan

Codere Online aims to become a leading online casino gaming and online sports betting operator in Latin America. Since becoming a public company, Codere Online has continued to increase its marketing expenditure by signing new high-profile sponsorships, increasing its presence in traditional and acquisition media and engaging marketing agencies and affiliates. It is also undertaking technology enhancements to support growth, including the continuous improvement of its mobile application features, the implementation of a new bonus engine and a continuous player and content management system upgrade. Finally, Codere Online is assessing options to expand into new high growth Latin American markets that are expected to open up through new regulatory frameworks and licensing regimes and fund any resulting licensing costs.

Although Codere Online will continue to focus on the profitability and sustainability of its operations, it also intends to continue making significant investments to support its business operations.

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

Market Opportunity

As stated above, Codere Online aims to become a leading online casino gaming and online sports betting operator in Latin America, which is a fast-growing part of the larger global gaming industry. Online casino gaming and online sports betting include all online casino games played on a computer or mobile device such as slots, video poker, electronic table games and live dealer table games, bingo and online sports wagering. While the global online casino gaming and online sports betting market has experienced significant growth in the last decade, it still remains in the early innings as customers continue to adopt online and mobile platforms, even more so across Codere Online’s Latin American core and intended expansion markets.

In Latin America, Codere Online currently operates in Mexico, Colombia, Panama and Argentina. Latin America is expected to represent a key market opportunity within the global online casino gaming and online sports betting industry. While most of the region’s online casino gaming and online sports betting markets are not yet regulated (markets are either unregulated or have express prohibitions), regulatory frameworks have either been put in place or are expected to be underway over the short to medium-term in regions such as Brazil, Chile, Peru, Puerto Rico, Uruguay and Argentina (excluding the Province and the City of Buenos Aires, the Province of Cordoba and the Province of Mendoza (Argentina), where there are already regulatory frameworks in place). Some key markets have opened in recent years through new regulatory frameworks and licensing regimes, including Panama in 2018, Colombia in 2019, the Province and the City of Buenos Aires (Argentina) in 2021, and Brazil and Peru in 2024. As a result, the Latin American region, which has historically been dominated by unregulated and/or illegal offshore market operators is opening up to regulated, on-shore market operators such as Codere Online. The Latin American online casino gaming and online sports betting market is expected to not only experience a shift of customers from offshore operators to regulated operators like Codere Online, but also to grow by attracting new users that previously did not participate, due to a lack of trust playing with offshore operators, a lack of payment processing solutions, lack of local customer support or otherwise.

The Codere Group was an early entrant in Latin America, with retail operations dating back to 1984, and has developed market expertise while facing limited competition from global gaming operators, allowing for a significant first mover advantage. Codere Online believes that it benefits from its relationship with the Codere Group and its expansive retail footprint in Spain, Mexico, Colombia, Panama and Argentina, to create value through the existing omnichannel business model. Furthermore, Codere Online expects to continue to have significant support from the Codere Group through several contractual arrangements described in Item 7.B. “Related Party Transactions.”

Codere Online’s Products

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

Codere Online’s Markets

Spain

Codere Online started its online gaming business in Spain in 2014 and launched its mobile app in 2016. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 52 thousand, 50 thousand and 42 thousand average monthly active players in this market in 2025, 2024 and 2023, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

Codere Online’s general licenses were granted in June 2012 for a period of ten (10) years and were extended for ten (10) additional years (until May 31, 2032). According to the DGOJ, there were 77 active national licenses in the Spanish national online gaming market as of December 31, 2025. Operators mainly offer seven different game types: bingo, poker, roulette, blackjack, baccarat, complementary games and slots.

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

Mexico

Mexico is the largest gaming market in Latin America and includes land-based and online gaming. Codere Online started its online operations in Mexico in 2016, followed by a full commercial launch in 2019. The current online casino and online sports betting product offering in this market includes slots, video bingo, table games (including live) and sports betting (pre-match and live). Codere Online had approximately 89 thousand, 64 thousand and 52 thousand average monthly active players in this market in 2025, 2024 and 2023, respectively, of which a majority accessed its products via mobile, desktop and, to a lesser extent, tablet devices.

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

The LIFO License expires in May 2027. Although Codere Online is not aware of reliable publicly available data regarding the number of licensed operators in Mexico, it estimates that there are over 25 online gaming operators in the country, including Caliente, Bet365, PlayCity, Playdoit and Betcris. According to Codere Online’s estimates, Caliente is the largest online operator in Mexico, followed by Codere Online and Bet365, with the remainder of competitors lacking a significant market share. The LIFO License could be automatically revoked if LIFO were to file for insolvency protection. There can be no assurance that Codere Online would maintain or be able to renew the LIFO License in the event of insolvency or other financial difficulty, including upon the filing or declaration of insolvency of Codere Newco, Codere, S.A. (the former parent company of the Codere Group) or Codere Group Topco S.A. (the current parent company of the Codere Group), as such filing or declaration may be perceived to adversely affect the solvency of Codere Online as well. See also “—Regulation Applicable to Codere Online’s Business—Gambling and Gaming Regulation by Country—Mexico” and Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business” for more information regarding the Mexico Gaming Decree and its potential effect on the renewal of the Company’s existing licenses.

Colombia

The Colombian gaming market includes land-based and online casino and online sports betting. Colombia was the first Latin American country to introduce nationwide European-style online gambling regulation in 2015. Codere Online started operating in Colombia in 2018. The current online casino and online sports betting product offering in this market includes online slots, video bingo, table games (including live) and online sports betting (pre-match and live). Codere Online had approximately 13,000, 30,000 and 24,000 average monthly active players in this market in 2025, 2024 and 2023, respectively, of which a majority accessed its products via mobile, and desktop.

Online gaming is regulated by Coljuegos, under the definition of “novelty games.” In October 2016, the Colombian Government approved the “eGaming Act” formally liberalizing a wide range of online products including online casino, sports betting, and poker, making Colombia the first Latin American country to establish a detailed regulatory framework for the operation of online gaming. Coljuegos was entrusted with the licensing process and enforcement of the new regulations.

In November 2017, Codere Colombia, S.A., a subsidiary of the Codere Group, was issued the Colombia License for an initial period of five (5) years until November 15, 2022. On December 21, 2021, the transfer of the Colombia License to Codere Online Colombia S.A.S. was formally requested pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request was approved by Coljuegos on July 1, 2022 and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022. On September 2, 2022, an application for the renewal of the Colombia License was submitted to Coljuegos. On November 10, 2022, Coljuegos renewed the Colombia License until November 14, 2025. On November 15, 2025, Codere Online succesfully renewed the Colombia License until November 14, 2030.

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

According to Coljuegos, in December 2025, there were 15 authorized licensed online gaming operators in Colombia, including Bwin, Sportium, Codere, Luckia and Rush Street.

Panama

Panama’s gaming market includes land-based and online casino and online sports betting. Codere has offered Online Sport Betting in Panama since 2017. The current online product offering in this market is limited to sports betting (pre-match and live). Codere Online had approximately 7,300, 5,600 and 4,500 average monthly active players in this market in 2025, 2024 and 2023, respectively.

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

Argentina

Argentina is one of the largest gaming markets in Latin America. The gaming industry in Argentina consists of lotteries, gaming halls and horse racetracks. In October 2020, Codere Online was the first online operator to receive regulatory approval from the City of Buenos Aires’ regulator for its proposed platform implementation program, which was a first step towards being awarded a full online betting and casino license in the City of Buenos Aires, as described below. Codere Online had approximately 1,900, 3,300 and 4,600 average monthly active players in this market in 2025, 2024 and 2023, respectively.

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

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 92.2%-owned by Codere Online) signed an online gaming license agreement with IPJC, the local authority in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. On December 5, 2023, Codere Online and Cela, S.A. (local partner and owner of a 2% stake of the Temporary Union Contract) entered into a collaboration agreement for the operation of online gaming in the Province of Mendoza, where Codere Online started to operate in May 2024.

On September 25, 2025, Codere Online entered into a transfer agreement with Cela, S.A. pursuant to which Codere Online transferred its 98% ownership interest in the Temporary Union Contract (contrato de union transitoria) to Cela, S.A. and Vital, S.A. (a company within Cela, S.A’s group of companies), including all related rights and obligations under the online gaming license as of the effective transfer date, as well as all relevant third-party agreements (the “Mendoza Transfer Agreement”).

The Mendoza Transfer Agreement provides that Codere Online will continue to operate the business until the earlier of (a) the date on which the IPJC approves the admission of a replacement operator; (b) if applicable, the expiration of the period granted by the IPJC to identify a new operator; and (c) May 31, 2026, as amended pursuant to an extension agreement. In the event that Cela, S.A. is unable to find a new operator to replace Codere Online, or the IPJC does not approve the operator proposed by Cela, S.A. before May 31, 2026, Cela, S.A., with the cooperation of Codere Online, will have the obligation to apply to the IPJC for the voluntary forfeiture of the online gaming license. Cela, S.A. and Vital, S.A. shall indemnify Codere Online for any third-party claims or losses arising from Codere Online’s operation in the Province of Mendoza as of the effective transfer date.

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

Except as disclosed above, Codere Online is not currently a party to any legal proceedings, the outcome of which, if determined adversely to Codere Online, are believed by it to, either individually or taken together, have a material adverse effect on its business, operating results, cash flows or financial condition. Regardless of the outcome, litigation has the potential to have an adverse impact on Codere Online because of defense and settlement costs, diversion of management resources, and other factors.

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

On March 14, 2023, Royal Decree 176/2023 on Safer Gambling Environments was passed. This Royal Decree supplements Royal Decree 958/2020 on Commercial Communications of Gambling Activities regarding the responsible and safe gambling duties and supersedes the provisions related to responsible gambling (i.e., Articles 29 to 35 of the Advertising Decree). This Royal Decree emphasizes the responsible or safe gambling policies already contemplated in the Spanish Gaming Law and establishes special protection categories such as participants with intensive gambling behavior, young players or participants with risky gambling behaviors. The Royal Decree sets forth special protective measures that range from restricting the use of credit cards as opposed to debit cards by participants with intensive gambling behavior or participants with risky gambling behaviors, to the prohibition of treating young players (between 18 and 25 years old) as “VIP players”. Operators are required to provide detailed information to players regarding their gaming behavior such as time played, amounts wagered and losses incurred. Certain provisions of this Royal Decree will enter into force on September 15, 2023 and the remaining provisions entered into force on March 15, 2024. Notwithstanding the foregoing, on April 10, 2024, the Spanish Supreme Court issued a ruling on the appeal filed by JDigital (an iGaming operators’ association in Spain) against the Advertising Decree in which several provisions have been declared null and void on legal/constitutional grounds. The immediate consequences of this ruling are: (i) operators may now offer promotions to attract new customers; (ii) commercial communications related to promotions are no longer restricted to existing players, they can be sent to any user who is legally entitled to receive this sort of communication; (iii) operators may use celebrities/famous persons in their advertising materials; (iv) operators may advertise themselves through digital channels; (v) operators are no longer required to send commercial communications just to certain categories of eligible users of social media platforms, and (vi) operators are no longer required to restrict sending commercial communications through social media profiles focused on gambling and apply other restrictions that were contemplated in that respect in the Advertising Decree.

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

A draft Royal Decree is expected to be approved in 2026 (effective a year later, in June 2026) introducing a system of joint deposit limits per player with respect to their activity with all online operators (a joint deposit limit per player of €700 per day, €1,750 per week and €3,300 every four weeks) which the player will presumably have the ability to amend or delete in the DGOJ’s portal. Generally, the DGOJ is increasing pressure on and scrutiny of operators with respect to due diligence requirements and reporting obligations. The DGOJ has also published a draft resolution introducing a proposed mandatory, standardized algorithm to detect online players at risk of problem gambling based on behavioral indicators; the draft has been subject to public consultation and stakeholder submissions. A final version is expected to be published in the following months, following which operators are expected to have a three-month adoption period to comply.

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

General State Budget Law 6/2018, of July 3, for 2018, introduced a regulatory change in terms of tax benefits by reducing by 50% the tax rates on gaming, included in the Spanish Gaming Law. The objective of this reduction is to transfer tax benefits to the Autonomous Cities of Ceuta and Melilla that are collected in other taxes for them. Since then, both Autonomous Cities have seen a reduction in the tax for online gaming operators, leaving gaming tax at 10%. To qualify for this regime, a company is required to be registered in Ceuta or Melilla and 50% of the employees have to be registered in these territories.

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

Additionally, pursuant to certain amendments to the IEPS applicable to gaming, lotteries and bets, rose from 30% to 50% of gaming revenue, effective January 1, 2026.

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

On December 15, 2023, LIFO, together with other Codere Group permit holders, filed a claim (amparo) against the Mexico Gaming Decree arguing that the sole publication of the Mexico Gaming Decree affects the grandfathered rights of the permit holders. LIFO’s claim was admitted on December 19, 2023 by the Fourteenth Court on Administrative Matters in Mexico City. On November 21, 2024, the Sixteenth Court on Administrative Matters in Mexico City issued a resolution in LIFO’s favour. This resolution was challenged by the Ministry of the Interior, but was rejected by a non-appealable resolution of the Court of Appeal on June 24, 2025, which confirmed that the amendments introduced by the Mexican Gaming Decree do not apply to LIFO. See also Item 3.D. “Risk Factors—Risks Related to Codere Online—Codere Online relies on licenses to conduct its operations, and the failure to obtain or renew or the termination of these licenses could have a material adverse effect on its business.”

Colombia

Codere Online operates online gaming in Colombia pursuant to license C1470, which allows for the operation of online gaming, granted by Coljuegos, to Codere Colombia, S.A., a subsidiary of the Codere Group. The Colombia License was transferred to Codere Online Colombia S.A.S., a subsidiary of Codere Online. The license was originally granted for a term of five (5) years until November 15, 2022 and was subsequently renewed until November 14, 2025 pursuant to contract C1901 (the “Colombia License”). In November 2025, Coljuegos granted and issued to Codere Online a concession for an additional term of five (5) years, effective as of November 15, 2025.

Decree Law 4142 of 2011, amended by Decree number 1451 of 2015, founded Coljuegos, whose role is “[…] the exploitation, administration, operation and issuance of regulations of the games that are part of the state monopoly of gaming that by law are not attributed to another entity [...].”

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

On October 1, 2025, Codere Online Colombia received a sanction from Coljuegos of COP 224,500,000 due to various alleged breaches during the years 2023, 2024 and 2025. Codere Online Colombia appealed the sanction and a hearing scheduled for November 11, 2025 was postponed by Coljuegos. As of the date of this filing, a new hearing is pending to be scheduled.

Additionally, on December 22, 2025, the Colombian President, by decree, declared a state of economic and social emergency affecting the national territory for a period of 30 days (extendable to a maximum of 90 days); and thereafter issued an executive decree, effective as of January 1, 2026 until December 31, 2026, introducing, among others a 19% VAT on online gross gaming revenue affecting all online gaming operators in Colombia. If deemed constitutional, the 19% VAT could remain in effect until December 31, 2026.

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

Under national law, and individual or corporation may be awarded a maximum of five (5) licenses. Licenses may be granted for a maximum term of twenty (20) years. This license award is always at the discretion of the Gaming Control Board. If the Gaming Control Board authorizes a concession agreement, a one-time fee of fifty thousand balboas (50,000 PAB) must be paid to the Panama State for each gaming license that is awarded, upon the ratification by the National General Controller. Furthermore, during the period established in the concession agreement, the licensee must: (i) pay to Gambling Control Board ten percent (10%) of its gross gaming revenue (to be paid monthly), (ii) grant a compliance guarantee and a prize payment guarantee, and (iii) comply with the terms and conditions of the concession agreement, the Resolution, the Law Decree and any applicable Panamanian legislation, such as:

-	Law No. 27 of March 24, 2015 and the Executive Decree No. 264 of June 17, 2015, that establish a 5.5% gaming tax, which the licensee, as collector agent, should charge to each payment ticket or coupon, tokens and other documents that have a payment obligation due to gambling activities, betting activities and any other gaming and gambling activity authorized by the Panama State;

-	Law No. 23 of April 27, 2015 on prevention of money laundering and the funding of terrorism and the financing of the proliferation of weapons of mass destruction. Therefore, a licensee operating gambling activities, betting activities and any other gaming activity authorized by the Panama State is also regulated and supervised by the Superintendence of Supervision and Regulation of Non-Financial Subjects; and

-	Law No. 81 of March 26, on data privacy.

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

On April 12, 2023, Codere Online (through a Temporary Union Contract (contrato de unión transitoria) 92.2%-owned by Codere Online) signed an online gaming license agreement with the local authority (IPJC) in the Province of Mendoza in Argentina pursuant to which Codere Online is authorized to operate its online gaming business in the Province of Mendoza for a term of 10 years. This agreement followed the award of an online gaming license to Codere Online and several other operators pursuant to Resolution 192/2023 of the IPJC on April 3, 2023. Codere Online started operating in the Province of Mendoza in May 2024. On September 25, 2025, Codere Online entered into the Mendoza Transfer Agreement, pursuant to which it agreed to transfer its interest in the online gaming operation in the Province of Mendoza. Codere Online is required to continue operating the business on an interim basis until a replacement operator is approved or, at the latest, May 31, 2026, as amended pursuant to an extension agreement, and there can be no assurance that regulatory approval will be obtained or that the transfer will be completed as contemplated. If these conditions are not met, the online gaming license may be voluntarily forfeited.

In addition, gambling in the City of Buenos Aires is subject to a tax on the gross revenue (defined as GGR minus the 10% tax payable to LOTBA) of 6.0%. Law 27.591, as amended on 2021, created a new federal tax applying to online gaming. The tax rate is 2.5% and up to 15% of the net customer deposits, depending on whether the operator is a local company having investments in the gaming sector in Argentina or not. Enforcement of Law 27.591 is subject the issuance of implementing regulations by the federal tax authorities.

In 2022, the federal government has published a decree to enact indirect taxes on online gaming deposits. Decree 293/2022, published on June 1, implements the 2020 federal Budget Law 27,591. According to the 2020 budget law and the new implementing decree, the value of net deposits made by Argentines with online gaming platforms is taxable, with the tax rate ranging from 2.5% to 15% depending on the circumstances of the operator in question.

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

On October 20, 2022, the Codere Online Board approved the liquidation of its Maltese supporting entity OMSE, which was liquidated on December 1, 2023, of its Gibraltar supporting entity Codere (Gibraltar) Marketing Services Limited, which was liquidated on January 17, 2024 and of its Maltese operating entity ONOL, which was liquidated on August 28, 2024.

C.	Organizational Structure

Codere Online is a holding company with the following subsidiaries in the United States, Spain, Israel, Panama, Colombia, Argentina, and Mexico as of December 31, 2025.

Name of Subsidiary	Ownership Interest	Jurisdiction of Organization
Asociación en Participación(1)	99.99%(1)	Mexico(1)
Codere Online Mexico S.A de C.V.	100%	Mexico
Codere Israel Marketing Support Services Limited	100%	Israel
Codere Online Argentina S.A.	95%	Argentina
Codere Online Argentina S.A. Unión Transitoria	92.2%	Argentina
Codere Online Colombia S.A.S.	100%	Colombia
Operating Management Services Panama, S.A.(2)	100%	Panama
Codere Online U.S. Corp.	100%	United States
Codere Online, S.A.U.	100%	Spain
Servicios de Juego Online S.A.U.	100%	Spain

(1)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group, under which Codere Online, through SEJO, operates online gaming and is entitled to receive 99.99% of any distributed profits whereas LIFO is entitled to receive the remaining 0.01% of any such distributed profits. See Item 7.B. “Related Party Transactions—Material Agreements—AenP Agreement”.
(2)	Formerly Codere Online Panama, S.A.

D.	Property, Plant and Equipment

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

In 2014, the Codere Group entered into the online gaming business in Spain to pursue new avenues of growth and diversification of its revenue streams, first through Desarrollo Online de Juegos Regulados, S.A. and CDON, and Codere Apuestas, S.A.U. in Madrid, Spain, and afterwards independently through CDON, which was created to lead the Codere Group’s expansion into the online casino gaming and online sports betting markets beyond Spain. To enhance its business, in 2018, the Codere Group recruited an experienced online management team led by industry veteran Moshe Edree with top tier online casino gaming and online sports betting expertise. Mr. Edree was replaced by former Chief Operating Officer Aviv Sher on March 1, 2023. As of December 31, 2025, Codere Online had approximately 369 employees, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina and Israel. Codere Online operates under the “Codere” brand across all of its markets.

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

Codere Online has established itself as a leading operator across a number of markets since it began operations., Codere Online has been and continues to use significant proceeds to fund customer acquisition costs in order to accelerate the acquisition of new customers and market share growth in Spain, Mexico and its other markets.

For the year ended December 31, 2025, Codere Online’s revenues grew to €210.4 million compared to €200.7 million for the year ended December 31, 2024, mainly driven by strong revenue growth in online casino for 2025 compared to 2024 and strong revenue trends in Mexico and Spain. For the year ended December 31, 2024, Codere Online’s revenues grew to €200.7 million compared to €161.6 million for the year ended December 31, 2023, mainly driven by strong revenue growth from casinos compared to the year ended December 31, 2023, and strong revenue trends in Mexico and Spain.

Key Factors Affecting Operating Results

The following factors have affected, and are expected to continue to affect, Codere Online’s business, results of operations, financial condition and prospects:

Industry Opportunity and Competitive Landscape

Codere Online operates within the global entertainment and gaming industry, which is comprised of diverse products and offerings that compete for consumers’ time and disposable income. Codere Online’s short-to-medium focus is on replicating its Spanish online strategy in certain high growth core markets in Latin America, including Mexico, Colombia, Panama and Argentina. The Company will also seek to expand into new markets in Latin America as they become regulated, including Brazil, Chile, Peru, Puerto Rico, Uruguay and certain other regions of Argentina (beyond the City of Buenos Aires, where the Company started operating in December 2021.The Company also intend to explore options to access the Hispanic market in the United States. As Codere Online prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have more experience in online casino gaming and online sports betting and have access to more resources. Codere Online believes that its online gaming platform, experience operating in different jurisdictions, the “Codere” brand and its marketing strategies which appeal to customers and its many unique product offerings and bonus features will enable Codere Online to compete with such established industry players.

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

Continued Reliance on Group Services and Public Company Operational Requirements

Codere Online continues to rely, to a significant extent, on services provided by Codere Group or Codere Newco and certain of its subsidiaries under related-party arrangements, including among others, the Sponsorship and Services Agreement or the Relationship and License Agreement with respect to various corporate functions including, among other services, general management, management control, internal audit, communication, legal, financial management, human capital, corporate security support, platform services and corporate development. While these services are being provided to Codere Online by Codere Newco and certain of its subsidiaries, Codere Online will be dependent on them for services that are critical to Codere Online’s operation, and Codere Online’s operational and financial flexibility to modify or implement changes with respect to such services may be limited. Codere Online’s results of operations may be affected by its dependency on these services. The Codere Group’s ability to provide services to Codere Online or its performance of the related-party agreements (including the Sponsorship and Services Agreement, the Relationship and License Agreement, the New Platform and Technology Services Agreement, the AenP Agreement or the Restructuring Agreements, pursuant to which Codere Online currently depends to conduct its business) may be affected as a result of changes in Codere Group’s management, business priorities and strategy, or if the Codere Group undergoes (or fails to undergo) further corporate reorganizations or restructurings or if the Codere Group fails to meet its liquidity needs, its operations are interrupted or intervened or otherwise. Codere Online’s management has prepared the Annual Financial Statements assuming that Codere Online will continue as a going concern.

Furthermore, as a public company, Codere Online acts in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Codere Online anticipates that maintaining and enhancing compliance frameworks, controls and financial, reporting and accounting infrastructure functions requires continuous management focus, financial resources, professional fees, internal costs and management efforts.

Exchange Rate Fluctuations

Codere Online’s functional currency is the euro. Codere Online’s business, results of operations and financial condition can be affected significantly by fluctuations in the exchange rates of Codere Online’s main non-euro operating currencies, mainly the U.S. dollar, the Mexican peso, the Colombian peso and the Argentine peso. In particular, fluctuations in exchange rates may result in foreign exchange gains or losses for Codere Online. See Note 14 to the Annual Financial Statements and Item 5.E. “Critical Accounting Policies and Estimates—Exchange rate risk” for information on the impact of a 10% depreciation or appreciation of the euro against the main foreign currencies on Codere Online’s audited consolidated financial position as of December 31, 2025, 2024 and 2023 and consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023.

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

Codere Online’s business includes the following operating segments:

●	Spain. The Spain segment consists of revenue generated by CDON.

●	Mexico. The Mexico segment consists of revenue generated by the AenP pursuant to the AenP Agreement.

●	Other Operations. The Other Operations segment consists of revenue generated by Codere Online Colombia S.A.S., Operating Management Services Panama S.A., Codere Online Argentina, S.A. and Codere Online Argentina S.A. Union Transitoria (collectively, “Other Operations”).

●	Supporting Entities. The Supporting Entities segment consists of revenue generated by Codere Israel Marketing Support Services LTD, Codere Online Luxembourg S.A., Codere Online U.S. Corp., and Servicios de Juego Online S.A.U (collectively, the “Supporting Entities”). The Supporting Entities provide support services, such as marketing and management services, to the operating entities of Codere Online. Therefore, most of the revenue generated by the Supporting Entities is eliminated in the consolidation process, as a result of offsetting the corresponding expenses from the relevant operating entities.

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

Other income sources

Codere Online began recognizing revenue in 2025 with respect to long-term inactive customer accounts, depending on each jurisdiction regulatory requirements and the origin of inactivity. Once an account is deemed “inactive” pursuant to regulation, the customer balance is removed from the balance of the relevant license and Codere Online classifies the account based on the origin of the activity. Irregularly, full write-offs occur, driven by jurisdiction-specific inactivity thresholds and regulatory requirements. Therefore, revenue from inactive account write-offs is expected to have limited impact in future periods due to the cumulative one-time revenue recognized upon implementation of this new accounting policy in 2025.

Revenue from the 10% annual write-off process, recognized progressively over time, or immaterial maintenance fees, the only potential recurring income within this category, which remains non-material.

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

Other operating expenses

Other operating expenses consist primarily of marketing expenses, professional services and other expenses, gaming taxes, casino license royalties (which consists of fees paid to third parties for the commercialization of their casino games), which are described in more detail below, as well as utilities, repairs and maintenance, among other expenses.

Professional services and other expenses mainly include: (i) streaming services contracted with external parties offered to Codere Online’s customers as a complement to its sports complete betting offer, (ii) the payment processing which allows Codere Online’s customers to deposit and withdraw money using user-friendly platforms from payment processing providers and (iii) some of Codere Online’s less popular sports odds hired to external providers. Additionally, included within this heading are expenses related to Codere Online’s customer relationship management tools.

Codere Online has and continues to invest significant proceeds to fund its marketing expenditure in its core markets through 2025.

Marketing efforts vary significantly from region to region:

●	Spain. The market in Spain is mature. Therefore, while Codere Online continuously seeks to acquire new customers, it mainly focuses its marketing efforts on its existing customers to drive an increase in spending.

●	Mexico. The market in Mexico expanded in recent years. Therefore, Codere Online focuses on attracting new customers through its marketing initiatives and loyalty programs. The most notable sponsorship agreement in Mexico is the agreement with the football team Rayados in Monterrey, a leading team in the local league, a deal which Codere Online closed in early 2021 and further extended in 2024 in order to replicate its Spanish marketing model.

●	Other Operations. The market in Colombia has expended in recent years. Therefore, Codere Online focuses on gaining new customers through its marketing initiatives and loyalty programs. In Colombia, Codere Online has various sponsorships with sports celebrities. However, on the back of the introduction of a 19% VAT on deposits in February 2025, Codere Online reduced its marketing investment in the country to avoid incurring losses. Moreover, Codere Online started operating in the City of Buenos Aires in December 2021. In order to boost its brand positioning, the Codere Group entered into a sponsorship agreement between 2021 and April 2025 with one of the two most important football teams in Argentina, River Plate. Codere Online benefitted from Codere Group’s sponsorship agreement with River Plate pursuant to the terms and conditions of the Sponsorship and Services Agreement. On December 12, 2024, the parties agreed to terminate the River Plate sponsorship agreement with effect as of April 30, 2025 (see Item 7.B. “Related Party Transactions—Material Agreements—Sponsorship and Services Agreement”).

Finance income/(costs)

Finance income/(costs) consists primarily of both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the U.S. Dollar, the Mexican peso, the Colombian peso, the Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest expense related to Codere Online’s outstanding loans and borrowings from related parties. (see Item 5.B. “Liquidity and Capital Resources—Indebtedness”).

Additionally, finance income related to the change in fair value of Codere Online Warrants is included under this heading. The Codere Online Warrants representing the right to purchase Ordinary Shares. On November 30, 2021, the market price of the Codere Online Warrants was approximately €1.46 per Codere Online Warrant or €9.4 million in the aggregate. As of December 31, 2025 and 2024, the fair value of the warrant liabilities amounted to approximately €4.4 million and €3.7 million, respectively. The change in fair value of the Codere Online Warrants for the years ended December 31, 2025 and 2024 was recorded in the consolidated statements of operations as finance cost amounting to approximately €0.7 million and €3.3 million, respectively.

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

Results of Operations

For a discussion of Codere Online’s results of operations for the year ended December 31, 2023, including year over year comparisons, and a discussion of its liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in Codere Online’s Annual Report on Form 20-F for the year ended December 31, 2024.

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

The following table sets forth Codere Online’s consolidated statements of operations for the periods indicated, respectively:

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Revenue	210,407	200,704	9,703	4.8%
Personnel expenses	(25,004)	(18,784)	(6,220)	33.1%
Depreciation and amortization	(645)	(388)	(257)	66.2%
Other operating expenses	(179,020)	(177,201)	(1,819)	1.0%
Operating expenses	(204,669)	(196,373)	(8,296)	4.2%
OPERATING INCOME/(LOSS)	5,738	4,331	1,407	32.5%
Finance income/(costs)	(2,426)	1,041	(3,467)	n.m.
Net finance income/(costs)	(2,426)	1,041	(3,467)	n.m.
NET INCOME/(LOSS) BEFORE TAX	3,312	5,372	(2,060)	(38.3)%
Income tax benefit/(expense)	(2,017)	(1,462)	(555)	(38.0)%
NET INCOME/(LOSS) FOR THE YEAR	1,295	3,910	(2,615)	n.m.
Attributable to equity holders of the parent	1,292	3,908	(2,616)	n.m.
Attributable to non-controlling interest	3	2	1	50.0%

The following tables break down certain of the information presented in the consolidated statements of operations for the years ended December 31, 2025 and 2024, respectively by operating segments.

Fiscal year 2025
(in thousands of euros)	Spain	Mexico	Other operations	Supporting entities	Intercompany eliminations(1)	Total
Revenue	90,533	107,221	12,652	60,918	(60,917)	210,407
Personnel expenses	(2,718)	(2,267)	(1,094)	(18,925)	-	(25,004)
Depreciation and amortization	(139)	(17)	(13)	(476)	-	(645)
Other operating expenses	(73,485)	(103,145)	(12,688)	(50,619)	60,917	(179,020)
Operating expenses	(76,342)	(105,429)	(13,795)	(70,020)	60,917	(204,669)
OPERATING INCOME/(LOSS)	14,191	1,792	(1,143)	(9,102)	-	5,738
Finance income/(costs)	1,674	(31)	(3,605)	13,076	(13,540)	(2,426)
Net finance income/(costs)	1,674	(31)	(3,605)	13,076	(13,540)	(2,426)
NET INCOME/(LOSS) BEFORE TAX	15,865	1,761	(4,748)	3,974	(13,540)	3,312
Income tax benefit/(expense)	(1,803)	(11)	(8)	(195)	-	(2,017)
NET INCOME/(LOSS) FOR THE YEAR	14,062	1,750	(4,756)	3,779	(13,540)	1,295
Attributable to equity holders of the parent	14,062	1,747	(4,756)	3,779	(13,540)	1,292
Attributable to non-controlling interest	-	3	-	-	-	3

Fiscal year 2024
(in thousands of euros)	Spain	Mexico	Other Operations	Supporting	Intercompany eliminations(1)	Total
Revenue	87,778	95,699	17,216	52,204	(52,193)	200,704
Personnel expenses	(2,360)	(1,746)	(1,372)	(13,306)	-	(18,784)
Depreciation and amortization	(123)	(30)	(9)	(226)	-	(388)
Other operating expenses	(67,786)	(96,322)	(20,380)	(44,906)	52,193	(177,201)
Operating expenses	(70,269)	(98,098)	(21,761)	(58,438)	52,193	(196,373)
OPERATING INCOME/(LOSS)	17,509	(2,399)	(4,545)	(6,234)	-	4,331
Finance income/(costs)	2,036	(2,930)	5,538	(3,603)	-	1,041
Net finance income/(costs)	2,036	(2,930)	5,538	(3,603)	-	1,041
NET INCOME/(LOSS) BEFORE TAX	19,545	(5,329)	993	(9,837)	-	5,372
Income tax benefit/(expense)	(4,154)	7	27	2,658	-	(1,462)
NET INCOME/(LOSS) FOR THE YEAR	15,391	(5,322)	1,020	(7,179)	-	3,910
Attributable to equity holders of the parent	15,391	(5,324)	1,020	(7,179)	-	3,908
Attributable to non-controlling interest	-	2	-	-	-	2

(1)	Inter-segment transactions are carried out on an arm’s length basis and are included in the “Intercompany eliminations” column.

Revenue

Revenue increased €9.7 million, or 4.8%, to €210.4 million for the year ended December 31, 2025 from €200.7 million for the year ended December 31, 2024, primarily due to increased revenue in Mexico and Spain as detailed below.

For the years ended December 31, 2025 and 2024, online sports betting revenue amounted to €78.9 million and €83.4 million, respectively, and online casino wagering revenue amounted to €131.0 million and €117.2 million, respectively.

The following table sets forth the distribution of Codere Online’s revenues by operating segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Spain	90,533	87,778	2,755	3.1%
Mexico	107,221	95,699	11,522	12.0%
Other Operations	12,652	17,216	(4,564)	(26.5)%
Supporting Entities	60,918	52,204	8,714	16.7%
Intercompany eliminations	(60,917)	(52,193)	(8,724)	16.7%
Total	210,407	200,704	9,703	4.8%

Revenue in Spain increased €2.8 million, or 3.1%, to €90.5 million for the year ended December 31, 2025 from €87.8 million for the year ended December 31, 2024. This increase was primarily due to an increase in online casino wagering, mainly due to the integration of casino first players resulting in enhanced customer yield by crossing sports betting customers to casino services.

Revenue in Mexico increased €11.5 million, or 12.0%, to €107.2 million for the year ended December 31, 2025 from €95.7 million for the year ended December 31, 2024. During 2025, revenue from online casino wagering increased by €10.1 million, while revenue from online sports betting increased by €1.4 million.

Revenue from Other Operations decreased €4.6 million, or 26.5%, to €12.7 million for the year ended December 31, 2025 from €17.2 million for the year ended December 31, 2024. This decrease was primarily due to a reduction in both sports betting revenue and casino wagering in Colombia.

Personnel expenses

Personnel expenses increased €6.2 million, or 33.1%, to €25.0 million for the year ended December 31, 2025 from €18.8 million for the year ended December 31, 2024. This increase was primarily due to an increase in the number of employees from 325 in 2024 to 369 in 2025, as well as share-based expenses of long-term incentive plans amounting to €6.0 million in 2025.

Depreciation and amortization

Depreciation and amortization increased €0.2 million, or 66.2%, to €0.6 million for the year ended December 31, 2025 from €0.4 million for the year ended December 31, 2024. The increase was primarily due to an enhanced amortization of right-of-use assets, which amounted to €0.5 million for the year ended December 31, 2025, €0.3 million increase from December 31, 2024.

Other operating expenses

Other operating expenses increased €1.8 million, or 1.0%, to €179.0 million for the year ended December 31, 2025 from €177.2 million for the year ended December 31, 2024. The increase was primarily due to an increase in gaming taxes and casino license royalties.

The following table sets forth the breakdown of Codere Online’s other operating expenses for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Gaming taxes	21,294	19,863	1.431	7.2%
Leases	32	234	(202)	(86.3)%
Utilities, repairs and maintenance	1,164	1,060	104	9.8%
Professional services and other expenses	62,709	62,957	(248)	(0.4)%
Casino license royalties	8,325	7,732	593	7.7%
Marketing expenses	85,496	85,355	141	0.2%
Total	179,020	177,201	1,819	1.0%

Professional services and other expenses remained relatively unchanged with a slight decrease of €0.2 million, or (0.4)%, to €62.7 million for the year ended December 31, 2025 from €63.0 million for the year ended December 31, 2024. This decrease was primarily a result of continued professional services required in connection with the expansion of the business, particularly legal, audit and consulting expenses.

Codere Online believes that marketing is a major driver of growth for its business towards the maintenance of its profitability. Codere Online focuses on traditional marketing (including TV, radio and press), digital marketing (including paid media, social media and affiliation networks) and sports sponsorships. Marketing expenses slightly increased €0.1 million, or 0.2%, to €85.5 million for the year ended December 31, 2025 from €85.4 million for the year ended December 31, 2024.

Codere Online has begun shifting its priority from primarily pursuing revenue growth to also focusing on profitability and sustainability of its operations and is in the process of improving the efficiency of its marketing and promotion activities.

The following table sets forth the distribution of Codere Online’s other operating expenses by operating segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Spain	73,485	67,786	5,699	8.4%
Mexico	103,145	96,322	6,823	7.1%
Other operations	12,688	20,380	(7,692)	(37.7)%
Supporting	50,619	44,906	5,713	12.7%
Intercompany eliminations	(60,917)	(52,193)	(8,724)	16.7%
Total	179,020	177,201	1,819	1.0%

Other operating expenses in Spain increased €5.7 million, or 8.4%, to €73.5 million for the year ended December 31, 2025 from €67.8 million for the year ended December 31, 2024. This increase was primarily due to the increase in marketing expenses from €27.2 million in 2024 to €29.7 million in 2025.

Other operating expenses in Mexico increased €6.8 million, or 7.1%, to €103.1 million for the year ended December 31, 2025 from €96.3 million for the year ended December 31, 2024.This increase was primarily due to higher marketing expenses from €54.1 million in 2024 to €56.1 million in 2025 as well as a €1.7 million increase in gaming taxes during the period. Codere Online concentrated its marketing efforts in Mexico in 2025, where it deployed a significant amount of its marketing spend representing 53.3%.

Other operating expenses incurred by the Other operations segment decreased by €7.7 million, or 37.8%, to €12.7 million for the year ended December 31, 2025 from €20.4 million for the year ended December 31, 2024. This decrease was primarily related to reduced marketing expenses and professional services and other expenses in Colombia in the year ended December 31, 2025.

Other operating expenses incurred by the Supporting Entities segment increased €5.7 million, or 12.7%, to €50.6 million for the year ended December 31, 2025 from €44.9 million for the year ended December 31, 2024.

Operating income/(loss)

As a result of the foregoing, operating income increased €1.4 million, or 32.5%, to €5.7 million for the year ended December 31, 2025 from an operating income of €4.3 million for the year ended December 31, 2024.

Finance income/(costs)

Finance income decreased €3.5 million, to a loss of €2.4 million for the year ended December 31, 2025 from finance income of €1.0 million for the year ended December 31, 2024. The decrease was primarily due to the reduction in finance income resulting from the positive impact of the Argentinian hyperinflation adjustments, from €9.0 million for the year ended December 31, 2024 to €3.2 million for the year ended December 31, 2025. Additionally, the aforementioned was also derived from a reduction in short term investment gains from €1.4 million in 2024 to approximately nil in 2025. However, the above was partially offset by the change in the fair value of Codere Online Warrants in the year 2025 which amounted to €0.7 million compared to €3.3 million in the year 2024 as further detailed below.

On December 31, 2024, the market price of the Codere Online Warrants was approximately €0.6 per Codere Online Warrant or €3.7 million in the aggregate. As of December 31, 2025, the market price increased to approximately €0.81 per Codere Online Warrant or €4.4 million in the aggregate. Therefore, as of December 31, 2025, the fair value of the warrant liabilities amounted to approximately €4.4 million. The change in fair value of the Codere Online Warrants between December 31, 2024 and December 31, 2025 was recorded in the consolidated statement of operations as finance cost amounting to approximately €0.7 million for the year ended December 31, 2025.

Net income/(loss) before tax

As a result of the foregoing, net income before tax decreased €2.1 million, or 38.3%, to €3.3 million income for the year ended December 31, 2025 from €5.4 million income for the year ended December 31, 2024.

Income tax benefit/(expense)

Income tax expense increased €0.5 million, or 38% to €2.0 million income tax expense for the year ended December 31, 2025, from €1.5 million income tax expense for the year ended December 31, 2024. This was primarily due to the tax effect of unrecognized tax losses and permanent differences.

Net income/(loss) for the period

As a result of the foregoing, net income result for the period was decreased by €2.6 million to €1.3 million net income for the year ended December 31, 2025 from €3.9 million net income for the year ended December 31, 2024.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

A discussion of the fiscal year ended December 31, 2024, compared with the fiscal year ended December 31, 2023, is included in Codere Online’s 2024 Annual Report and Form 20-F, (see Item 5.A “Operating Results.”).

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

EBITDA

EBITDA is calculated as net income/loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization.

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

The following table sets forth a reconciliation of EBITDA to net income/(loss) for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Net income/(loss) for the year	1,295	3,910	(2,615)	(66.9)%
Interest (income)/expense(1)	2,426	(1,041)	3,467	n.m.
Income tax expense/(benefit)	2,017	1,462	555	38.0%
Depreciation and amortization	645	388	257	66.2%
EBITDA	6,383	4,719	1,664	35.3%

(1)	Interest (income)/expense was calculated by summing all interest (income)/expense accounts that are included within finance costs in the consolidated statements of operations for the years ended December 31, 2025 and 2024.

The following table sets forth EBITDA by operating segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Spain	14,330	17,632	(3,302)	(18.7)%
Mexico	1,809	(2,369)	4,178	n.m.
Other Operations	(1,130)	(4,536)	3,406	75.1%
Supporting Entities	(8,626)	(6,008)	(2,618)	(43.6)%
EBITDA	6,383	4,719	1,664	35.3%

Spain

EBITDA from Spain corresponds to net income/(loss), after adding back interest (income)/expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Spain.

The following table provides a reconciliation of EBITDA from Spain to net income/(loss) from Spain for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Net income/(loss) for the year	14,062	15,391	(1,329)	(8.6)%
Interest (income)/expense	(1,674)	(2,036)	362	17.8%
Income tax expense/(benefit)	1,803	4,154	(2,351)	(56.6)%
Depreciation and amortization	139	123	16	13.0%
EBITDA from Spain	14,330	17,632	(3,302)	(18.7)%

EBITDA from Spain decreased €3.3 million to €14.3 million for the year ended December 31, 2025 from €17.6 million for the year ended December 31, 2024. The year-over-year change was primarily due to a decrease in operating income from €17.5 million for the year ended December 31, 2024 to €14.2 million for the year ended December 31, 2025. The decrease in operating income was primarily a result of higher other operating expenses of €5.7 million, partially offset by a revenue increase from €87.8 million for the year ended December 31, 2024 to €90.5 million for the year ended December 31, 2025 as explained above. The increase in other operating expenses was primarily due to the increase in marketing expenses from €27.2 million in 2024 to €29.7 million in 2025.

Mexico

EBITDA from Mexico corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Mexico.

The following table provides a reconciliation of EBITDA from Mexico to net income/(loss) from Mexico for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Net income/(loss) for the year	1,750	(5,322)	7,072	132.9%
Interest (income)/expense	31	2,930	(2,899)	(98.9)%
Income tax expense/(benefit)	11	(7)	18	n.m.
Depreciation and amortization	17	30	(13)	(43.3)%
EBITDA from Mexico	1,809	(2,369)	4,178	176.4%

EBITDA from Mexico increased €4.2 million to positive EBITDA of €1.8 million for the year ended December 31, 2025 from negative EBITDA of €2.4 million for the year ended December 31, 2024. The year-over-year change was primarily driven by an increase in revenue of €11.5 million partially offset by a €6.8 million increase in other operating expenses from €96.3 million in the year ended December 31, 2024 to €103.1 million for the year ended December 31, 2025 mainly as a result of an increase in management and platform costs. The increase in other operating expenses was related primarily to the increase in platform and management services from €23.5 million in the year ended December 31, 2024 to €27.7 million in the year ended December 31, 2025.

Other operations

EBITDA from Other operations corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in Colombia, Panama and Argentina.

The following table provides a reconciliation of EBITDA from Other operations to net income/loss) from the Other operations entities segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Net income/(loss) for the year	(4,756)	1,020	(5,776)	n.m.
Interest (income)/expense	3,605	(5,538)	9,143	n.m.
Income tax expense/(benefit)	8	(27)	35	n.m.
Depreciation and amortization	13	9	4	44.4%
EBITDA from Other operations	(1,130)	(4,536)	3,406	75.1%

EBITDA from Other operations increased €3.4 million to negative EBITDA of €1.1 million for the year ended December 31, 2025 from negative EBITDA of €4.5 million for the year ended December 31, 2024. The decrease in negative EBITDA from Other operations was primarily driven by a reduction in other operating expenses in an amount of €7.7 million, which were partially offset by a €4.6 million decrease in revenue.

Supporting Entities

EBITDA from the Supporting Entities segment corresponds to net income/(loss), after adding back interest expense, income tax expense (benefit) and depreciation and amortization from Codere Online’s assets based in, Luxembourg, Israel, Spain and the United States.

The following table provides a reconciliation of EBITDA from the Supporting Entities segment to net income/(loss) from the Supporting Entities segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,		Change
(in thousands of euros)	2025	2024	€	%
Net income/(loss) for the year	3,779	(7,179)	10,958	n.m.
Interest (income)/expense	(13,076)	3,603	(16,679)	n.m.
Income tax expense/(benefit)	195	(2,658)	2,853	107.3%
Depreciation and amortization	476	226	250	110.6%
EBITDA from the Supporting Entities	(8,626)	(6,008)	(2,618)	43.6%

Negative EBITDA from the Supporting Entities segment increased €2.6 million to negative EBITDA of €8.6 million for the year ended December 31, 2025 from negative EBITDA of €6.0 million for the year ended December 31, 2024. The primary driver of the increase relates to an increase in other operating expenses of €5.7 million in 2025 as well as due to a €5.6 million increase in personnel expenses, partially offset by increased revenues of €8.7 million.

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

A discussion of the fiscal year ended December 31, 2024, compared with the fiscal year ended December 31, 2023, in included in Codere Online’s 2024 Annual Report and Form 20-F, (see Item 5.A “Operating Results.”).

Net Gaming Revenue

Net gaming revenue is calculated as all gross amounts wagered of Codere Online less: (i) player wins, (ii) player bonuses and (iii) promotional bets, subject to certain adjustments.

The following table sets forth the distribution of Codere Online’s revenue and net gaming revenue by segment for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
(in millions of euros)	2025	2024
Revenue
Spain	90.5	87.8
Mexico	107.2	95.7
Other(1)	12.7	17.2
Total	210.4	200.7

Net Gaming Revenue
Spain	90.5	87.7
Mexico	119.1	106.6
Other(1)	14.5	17.7
Total	224.1	212.0

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Includes Colombia, Panama, Argentina, Other Operations, Supporting Entities and intercompany eliminations.

The following table reconciles the total net gaming revenue figures shown above with Codere Online’s revenue for the periods indicated.

	For the year ended December 31,
(in millions of euros)	2025	2024
Revenue	210.4	200.7
Accounting Adjustments(1)	13.7	11.3
Net Gaming Revenue	224.1	212.0
Revenue (Spain)	90.5	87.8
Accounting Adjustments	-	(0.1)
Net Gaming Revenue (Spain)	90.5	87.7
Revenue (Mexico)	107.2	95.7
Accounting Adjustments(1)	11.9	10.9
Net Gaming Revenue (Mexico)	119.1	106.6
Revenue (Other)(2)	12.7	17.2
Accounting Adjustments(1)	1.8	0.5
Net Gaming Revenue (Other)(2)	14.5	17.7

Note: Amounts in the table above have been subject to rounding adjustments.

(1)	Accounting adjustments primarily reflect differences in recognition of revenue related to the value added tax (VAT) impact from entry fees in Mexico, VAT impact on customer deposits in Colombia, certain partner and affiliate agreements in place in Colombia, the invoicing of certain operational and advisory services in Panama (under the Panama Restructuring Agreements) and the impact from the application of inflation accounting (IAS 29) in Argentina.
(2)	Includes Other Operations, Supporting Entities and intercompany eliminations.

B.	Liquidity and Capital Resources

Liquidity

Codere Online measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Since inception, Codere Online has funded the cash requirements of its business operations primarily through cash flows from operations and shareholder contributions and other financing obtained from the Codere Group.

Codere Online had €50.0 million in cash and cash equivalents as of December 31, 2025 (€40.3 million as of December 31, 2024), of which €5.2 million was reserved (€4.9 million as of December 31, 2024). Reserved cash corresponds to customer balances from certain jurisdictions where the regulation requires Codere Online to reserve cash equal to the amount the customer has in the virtual wallet.

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

Codere Online had positive equity of €28.7 million as of December 31, 2025 (positive equity of €24.2 million as of December 31, 2024). The increase in equity as of December 31, 2025 of €4.5 million compared to December 31, 2024 was primarily due to an increase in Other reserves mainly related to share-based compensation recorded for the year ended December 31, 2025.

Codere Online had positive working capital amounting to €18.2 million as of December 31, 2025 (positive working capital amounting to €18.0 million as of December 31, 2024). The increase in working capital was primarily due to a net reduction on borrowings and the net increase in cash and cash equivalents, partially offset by an increase in trade payables and other current liabilities. See Notes 10 and 11 to the Annual Financial Statements beginning on page F-27 and page F-28, respectively, for further information related to these proceeds.

Indebtedness

As of December 31, 2025 and 2024, Codere Online’s indebtedness primarily consisted of current financial liabilities in the form of borrowings with related parties and non-current financial liabilities in the form of warrants.

Codere Online’s borrowings, which amounted to €1.8 million as of December 31, 2025 (€3.4 million as of December 31, 2024), consisted of €1.8 million of current borrowings (€3.4 million as of December 31, 2024) and were related to short-term loans, mainly composed of debt with entities from the Codere Group. As of December 31, 2025 and December 31, 2024, there were no non-current borrowings.

Codere Online had the following intra-group balances as of December 31, 2025, all of which were with entities of the Codere Group.

Related company	Other current assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	-	2	1,822
Codere Operadora de Apuestas S.L. (OACO)	-	-	-	290
Codere Apuestas España S.L. (CAES)	-	-	-	224
Other retail companies	-	12	155	531
Other Latam companies	-	942	1,651	1,439
Total	-	954	1,808	4,306

Codere Online had the following intra-group balances as of December 31, 2024, all of which were with entities of the Codere Group.

Related company	Other current assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	320	-	11	1,035
Codere Apuestas España S.L. (CAES)	-	75	-	698
Other retail companies	-	173	175	956
Other Latam companies	-	901	3,179	1,269
Total	320	1,149	3,365	3,958

During 2025 and 2024, Codere Online did not maintain any non-current debt with Codere Group. Codere Online current borrowings with group entities amounted to €1.8 million at December 31, 2025, mainly due to the €1.6 million mainly granted by other Latam companies, €0.6 million granted by Codere Colombia S.A , €0.5 million granted by Hipica de Panama, S.A., €0.3 million granted by Administradora Mexicana de Hipódromo, S.A. de C.V., followed by €0.1 million granted by Libros Foráneos, S.A. de C.V., and €0.1 million granted by Operadora Cantabria, S.A. DE C.V.

Codere Online current borrowings with group entities amounted to €3.4 million at December 31, 2024, mainly related to other latam companies for an amount of €1.4 million granted by Libros Foráneos, S.A. de C.V., the Mexican subsidiary of the Codere Group, followed by €1.5 million granted by ALTA/HIPA.

Cash Flows Summary

Presented below is a summary of Codere Online’s consolidated operating, investing and financing cash flows for the periods indicated:

	For the Year Ended December 31,
(in thousands of euros)	2025	2024
Net cash provided by/(used in):
Operating activities	16,507	3,943
Investing activities	(85)	(256)
Financing activities	(4,574)	(2,042)
Effect of exchange rate on cash and cash equivalents	(2,172)	(2,616)
Net change in cash and cash equivalents	9,676	(971)

Cash Flows from/(used in) Operating Activities

Net cash from operating activities was €16.5 million for the year ended December 31, 2025 compared to net cash from operating activities of €3.9 million for the year ended December 31, 2024. The change of approximately €12.6 million was primarily due to reduced non-cash adjustments, particularly movements in the share-based compensation, which rose to €6.0 million from €1.9 million. In addition, working capital generated an inflow of €6.6 million compared to an outflow of €0.5 million in 2024, mainly due to improved finance income.

Cash Flows used in Investing Activities

Net cash used in investing activities was approximately €0.1 million compared to €0.3 million for the years ended December 31, 2025 and 2024, respectively. The Company did not make any significant investments in 2025 or 2024. Therefore, the cash outflows from investing activities remained stable.

Cash Flows from/(used in) Financing Activities

Net cash used in financing activities was €4.6 million for the year ended December 31, 2025. Net cash used in financing activities was €2.0 million for the year ended December 31, 2024, mainly due to a repurchase of treasury shares amounted to €2.4 million during the year 2025.

Trade Receivables and Other Current Assets

Codere Online’s trade receivables and other current assets, which amounted to €7.8 million as of December 31, 2025, (€9.1 million as of December 31, 2024), consisted primarily of receivables from the Codere Group companies, current tax asset related to value added tax (VAT), prepaid expenses and other receivables. Fluctuations in trade receivables and other current assets were mainly driven by changes in receivables from the Codere Group companies and in the current tax asset related to value added tax (VAT).

Trade Payables and Other Current Liabilities

Codere Online’s trade payables and other current liabilities, which amounted to €47 million as of December 31, 2025 (€41.2 million as of December 31, 2024), consisted of trade payables, customer virtual wallets, accrued expenses, and the fair value of the warrants liabilities. Fluctuations in trade payables and other current liabilities are mainly driven by the growth of the business.

Contractual Obligations and Commitments

The following table summarizes Codere Online’s contractual obligations and other commitments for cash expenditures as of December 31, 2025, and the years in which these obligations are due:

	Payments Due by Period
(in thousands of euros)	Total	Less than 1 Year	1-5 Years	More than 5 Years
Contractual Obligations:
Non-current borrowings	-	-	-	-
Current borrowings	1,808	1,808	-	-
Total	1,808	1,808	-	-

Off-Balance Sheet Arrangements

As of December 31, 2025, Codere Online did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C.	Research and development, patents and licenses, etc.

Codere Online expects that it will be making selective investments to support the development of its technology platform, as it believes its ability to grow its market position depends, in part, on technologies that allow for more efficient and effective CRM campaigns. These investments would be made either directly by Codere Online and/or indirectly through the Codere Group, which would recover the amount of such investments over a period of between three to five years through service fees as established in the New Platform and Technology Services Agreement.

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

Actual results may differ from these estimates under different assumptions or conditions. For a description of Codere Online’s accounting estimates applied in the preparation of the financial statements, see Note 3(l) – Use of estimates and judgements to the to the Annual Financial Statements beginning on page F-16. Codere Online did not identify any critical accounting policies or critical accounting estimates for the year ended December 31, 2025.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

As of the date of filing of this annual report, the Codere Online Board is composed of eight directors:

Name	Age	Title
Gonzaga Higuero	53	Director and Chairman of the Codere Online Board
Moshe Edree	59	Director and Executive Vice Chairman of the Codere Online Board
Gabriel Sáenz de Buruaga	55	Director
Borja Fernández	52	Director
Laurent Teitgen	47	Director
Daniel Valdez	43	Director
Oscar Iglesias	51	Director
Gaëtan Dumont	53	Director

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

The term of office of each director will be for a maximum period of one (1) year until the annual general meeting of the shareholders of Codere Online, which is currently expected to be held in the second quarter of 2026 in each case beginning on the day of his/her appointment.

The following is a brief summary of the business experience of the current members of the Codere Online Board. Unless otherwise indicated, the business address for the members of the Codere Online Board is the same as its business address: 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Gonzaga Higuero. Mr. Higuero took on the position of CEO at Codere Group in July 2023 and currently serves as the Chairman of the Codere Online Board and Chairman of the Codere Group’s board of directors. Prior to this role, he held the position of CEO at HTG, Europe’s second-largest ambulance company. HTG was owned by two PE firms and was subsequently acquired by another PE entity. Before his tenure at HTG, Mr. Higuero held various key positions within Prosegur, spanning the Security and Cash Management divisions. His roles included Managing Director for Europe (2008-2010), Managing Director for South America (2011-2014), and Managing Director for EMEA (2015-2018) at Prosegur Cash, contributing to its successful spin-off and IPO in 2017. Prior to his involvement with Prosegur, he spent five years at the Carrefour Group, where he held several positions in both the retail and online divisions. Mr. Higuero holds an MBA from IESE Business School in Barcelona, as well as a Law Degree and a business diploma from ICADE in Madrid.

Moshe Edree. Mr. Edree serves as the Executive Vice Chairman of the Codere Online Board and as the General Manager of SEJO. Mr. Edree was Codere Online’s Chief Executive Officer until March 1, 2023. Prior to that, Mr. Edree led Codere Group’s Digital Division since 2018, for which he planned and executed a reorganization process and took on responsibility for developing what today is Codere Online, including the business combination that resulted in Codere Online’s listed on the Nasdaq Stock Market. Under his leadership, Codere Online increased its revenue every year, including in 2022 in its first full year as a public company. Prior to his involvement in Codere, Mr. Edree had various roles in his around two decades of experience in management and directorship in the online gaming space, in companies such as Ladbrokes, NetPlay TV PLC, Playtech and IMIntermedia Ltd, among others. Mr. Edree holds a Bachelor of Science from the Tel Aviv University and the Holon Institute of Technology in Israel, as well as a Bachelor of Arts from the Pratt University in New York, and a Master of Science in Project Management from the University of Bridgeport (Connecticut).

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

Laurent Teitgen. Mr. Teitgen currently serves as a member of the Codere Online Board and its Audit Committee. Mr. Teitgen was the head of the accounting department at Fiduciaire Jean-Marc Faber S.à r.l. from May 2009 to April 2024. Mr. Teitgen has also served as a member of the board of directors and as a member of the audit committee of the board of NeoGames S.A. from April 2017 to April 2024. Mr. Teitgen currently serves on the board of directors of Neston S.à r.l., Summit Luxco S.à r.l. and Summit Lux Finance S.à r.l. Mr. Teitgen also previously served on the Board of the Company from November 2021 to June 2024. Mr. Teitgen is a resident of Luxembourg and previously held positions with BDO, Intertrust, and TASL (now Orangefield/Vistra). Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

Daniel Valdez. Mr. Valdez has served as a member of the Codere Online Board since the listing on the Nasdaq Stock Market in 2021 except between August 2023 and April 2024 during which he was a Board observer. Mr. Valdez served as an independent director of the board of DD3 after the listing on the Nasdaq Stock Market. He also served as a director and advisor for Betterware since December 2018, when his co-led special purpose vehicle, Promotora Forteza, S.A. de C.V., acquired a minority stake in the business. He is a Managing Partner of Alternative Investments and Portfolio Manager (Public Equities) for MG Capital. Mr. Valdez has also served as an independent member of investment committees for several public and private investment trusts. Prior to joining MG Capital, he held Senior Analyst positions at prominent hedge funds: Sigma Capital Management from 2012 to 2014; Eton Park Capital Management from 2011 to 2012; and Surveyor Capital (Citadel) from 2010 to 2011. Prior to joining Surveyor Capital, Mr. Valdez worked as an Investment Banking Associate for Morgan Stanley in New York from 2008 to 2010. While at Morgan Stanley, he joined the Technology, Media & Telecom group executing several initial equity offerings, mergers and acquisitions, and debt offerings transactions. Mr. Valdez earned an MBA from the Harvard Business School and a Bachelor of Science from Stanford University.

Oscar Iglesias. Mr. Iglesias currently serves as a member of Codere Online’s Board of Directors. Mr. Iglesias previously served as Chief Financial Officer of Codere Online between the listing of the company via merger with a SPAC in December 2021 and November 2025. Prior to that, Mr. Iglesias served as Director of Corporate Development and Deputy CFO of Codere Group. His previous experience includes CFO and Head of Corporate Development for Franklyn Hotels & Resorts (Barcelona), principal with the private equity group WL Ross & Co. LLC (New York), and roles within the investment banking and equity research departments of Bear, Stearns & Co. Inc. (New York). Mr. Iglesias graduated from the Mclntire School of Commerce at the University of Virginia and has an MBA from Columbia Business School.

Gaëtan Dumont. Mr. Dumont currently serves as a member of Codere Online’s Board of Directors. Mr. Dumont is the founder and Managing Director since 2017 of The Square Finance S.à r.l., a Luxembourg-based advisory firm specializing in corporate finance, treasury services, compliance, risk management, and corporate governance. With over 19 years of experience as a board member and executive, Mr. Dumont has held leadership roles across diverse industries including private equity, real estate, technology, healthcare, and financial services. Previously, Mr. Dumont served as Managing Director and board member of UCB Group Treasury Centre, overseeing global treasury operations, and held senior positions at RTL Group, Groupe-Expert, Deutsche Bank, and Euroclear. Mr. Dumont is a Certified Financial Risk Manager (GARP), recognized as Luxembourg’s Treasury Manager of the Year (2016), and is a member of professional associations such as ILA, LPEA, and ATEL. Mr. Dumont holds a degree in Business Engineering from H.E.C. - Liège University and advanced certifications in risk management and financial markets.

Code of Ethics

See Item 16B “Code of Ethics.”

Senior Management

As of the date of filing of this annual report, the following persons serve as senior officers of Codere Online:

Name	Age	Title
Aviv Sher	46	Chief Executive Officer
Marcus Arildsson	53	Chief Financial Officer
Amalia López	48	Chief Accounting Officer
Alberto Telias	43	Chief Marketing Officer
Yaiza Rodríguez	39	General Counsel
Deborah Guivisdalsky	45	Chief Operating Officer
Matan Shemesh	45	Chief of Growth and Strategy

Aviv Sher. Mr. Sher serves as the Chief Executive Officer of Codere Online since March 1, 2023. Prior to that, Mr. Sher was Codere Online’s Chief Operating Officer since the Company went public in 2021, following his tenure as Codere Group’s Digital Division Director of Operations since 2018. Previously, Mr. Sher was General Manager at Prime gaming for nine years, where he helped to build the company from 5 to 50 employees and grew its online portfolio from just one to multiple brands. Mr. Sher was a founding team member of NeoGames (Nasdaq: NGMS), where he helped to build all of its divisions from scratch and where he spent 3 years as Chief Operating Officer. Mr. Sher has a BA in Economics and an MBA with financing specialty from Bar Ilan University (Israel).

Marcus Arildsson. Mr. Arildsson currently serves as the Chief Financial Officer of Codere Online, a role he assumed in November 2025. Mr. Arildsson started his career in investment banking, where he spent 20 years advising corporates and private equity clients on strategic M&A and financing transactions at Arcano Partners, Merrill Lynch and Lehman Brothers in both London and Madrid. Before joining Codere Online, he was CFO of Millenium Hospitality Real Estate, a Spanish publicly listed REIT, and CFO of Ladorian, a technology software company in the retail sector. Mr. Arildsson was also Director of the Investment Management business of Portuguese Sonae Sierra which has operations and real estate investments across several markets in Europe and Latin America. Mr. Arildsson is a Swedish citizen and graduated from James Madison University in Virginia with a BBA in International Business and holds an MBA from the Kellogg School of Management at Northwestern University in Illinois. He is fluent in English, Spanish and Swedish.

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

Family Relationships

There are no family relationships between any of Codere Online’s executive officers and directors.

B.	Compensation

Compensation of Directors and Senior Management

Director Compensation

Luxembourg law does not provide for limitations with respect to the aggregate annual compensation paid to the members of Codere Online Board; such compensation should however be consistent with Codere Online’s compensation policy.

Gabriel Sáenz de Buruaga, Laurent Teitgen, Borja Fernández and Gaëtan Dumont (the “Remunerated Directors”) receive compensation for serving on the Codere Online Board. None of the other four (4) directors receive compensation from Codere Online for serving on the Codere Online Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

The general meeting of the shareholders of Codere Online is responsible for determining the remuneration of Codere Online directors. In its general meeting held on June 30, 2025, shareholders approved the authorisation of the payment of a maximum amount of up to EUR 500,000 (excluding VAT) per annum by Codere Online as aggregate remuneration to the Directors for the performance of their respective mandates for Codere Online until the 2026 annual general meeting of the shareholders.

Executive Compensation

Decisions with respect to the compensation of certain members of Codere Online’s senior management are made by the Codere Online Board.

Aggregate Compensation of Directors and Senior Management

For the year ended December 31, 2025, the aggregate base compensation paid by Codere Online to the group of individuals serving as members of the senior management team of Codere Online was approximately €1.5 million. Certain members of this group also serve as Directors of the Codere Online Board but receive no compensation in that capacity. This amount does not include de-minimis benefits including, but not limited to, relocation travel, professional and business expenses and benefits in kind reimbursed or paid by Codere Online. The amount also does not include €1.9 million in variable compensation that was paid for the year ended December 31, 2025, by Codere Online to certain individuals who served as officers of Codere Online during the year ended December 31, 2025.

For the year ended December 31, 2025, the aggregate compensation paid by Codere Online to the Remunerated Directors amounted to approximately €250 thousand. None of the other members of the Codere Online Board (including certain members of the senior management team of Codere Online who served as members of the Codere Online Board during the year ended December 31, 2025) were entitled to compensation from Codere Online for serving on the Codere Online Board and/or the audit committee, other than the reimbursement for reasonable and documented out-of-pockets expenses.

Except as disclosed above, as of the date of this annual report, none of the members of the Codere Online Board or the senior management team of Codere Online have received any other compensation, benefits in kind or pension, retirement or similar benefits from Codere Online for the year ended December 31, 2025.

Incentive Plan

Long-Term Incentive Plan (“LTIP”)

On February 2, 2022, the Codere Online Board approved the terms and conditions of the LTIP, which was approved by the Codere Online Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with the Codere Online Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

Amended Existing Long-Term Incentive Plan (“Amended Existing LTIP”)

Further, on November 7, 2024, the Board approved certain amendments to the Company’s existing LTIP with the aim of enhancing the alignment between management, directors and shareholders by providing additional incentives. The Amended Existing LTIP was subsequently approved by the Company’s shareholders at the Annual General Meeting held on June 30, 2025.

Under the Amended Existing LTIP, participants may receive additional restricted share awards and/or additional deferred payment rights (“DPR”) based on their role, level, business unit and the strategic objectives of the program. No additional stock options are offered under the Amended Existing LTIP. The additional restricted share awards are subject to a three-year vesting period covering the period from January 1, 2024 through December 31, 2026, being the expiration date of the LTIP’s original five-year term.

The total potential payout under the deferred payment right component was increased by an additional $8.5 million, subject to an overall cap of $17.5 million. In addition, the deferred payment calculation formula was amended, the minimum equity value threshold for eligibility was reduced and the payout mechanism was revised to incorporate a tiered structure. The vesting period for the DPR was also extended to December 31, 2027 (from December 31, 2026).

The Amended Existing LTIP further includes provisions governing the treatment of awards in the event of a delisting of the Company’s shares (other than as a result of a regulatory breach).

Additional restrictions include clawback provisions applicable for a two-year period from the vesting date of an award, triggered upon termination for misconduct, fraud, gross negligence or breaches of post-termination restrictive covenants.

The grant of additional restricted shares under the Amended Existing LTIP is subject to Codere Online having an effective Form S-8 registration statement on file with the SEC.

New Long-Term Incentive Plan (“New LTIP”)

On the same date, November 7, 2024, the Board also approved the New LTIP as an additional retention mechanism for senior management and directors. The New LTIP was approved by shareholders at the Annual General Meeting held on June 30, 2025.

The New LTIP is a stock option plan covering the 2024–2028 period pursuant to which Codere Online may grant up to 2.6 million stock options to eligible participants. The legal grant date is defined as the date of shareholder approval in respect of awards relating to years 2024 and 2025, and January 1 of each year for awards relating to years 2026 through 2028.

Stock options are granted at market value on the grant date and vest over a four-year period in annual cliff installments. Notwithstanding this general vesting rule, awards relating to 2024 and 2025 are deemed to have commenced vesting on January 1, 2024 and January 1, 2025, respectively. Although the New LTIP is a five-year plan, its overall term extends through December 31, 2031 to allow full vesting of awards granted in the fifth year. Each stock option has a contractual life of ten years measured from January 1 of the year of grant.

Exercise of stock options is subject to Codere Online having an effective Form S-8 registration statement on file with the SEC.

The New LTIP also include clawback provisions permitting recovery of awards for a two-year period following vesting. In certain cases, including for senior executive roles, clawback may also be triggered by voluntary resignation. Both the Amended Existing LTIP and the New LTIP are primarily for the benefit of certain existing and future senior managers of Codere Online and the Remunerated Directors and may include certain employees and independent contractors providing services to Codere Online. The beneficiaries are proposed by the Chief Executive Officer of Codere Online and approved by the Board of Codere Online from time to time. Upon approval by the Board of Codere Online, such beneficiaries received an invitation letter to participate in the Amended Existing LTIP and the New LTIP. Beneficiaries were required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the Amended Existing LTIP and the New LTIP.

Compensations under the Amended Existing LTIP and the New LTIP are based on the beneficiary’s expected role, responsibilities and contribution to the business of Codere Online, among other things. The Amended Existing LTIP and the New LTIP include compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in Codere Online’s equity value.

Except in the case of a termination for Cause (as defined in the Amended Existing LTIP and the New LTIP), in which case the beneficiary would forfeit all vested and unvested awards, beneficiaries that cease to be employed by Codere Online or to provide services to Codere Online, as applicable, will retain any vested rights only to the extent, and for the period, expressly provided under the terms of the relevant LTIP, after which any unexercised or unvested awards will be forfeited. Awards are subject to recovery by Codere Online under certain events, including as a result of a breach of the post-contractual non-compete or non-solicit or pursuant to applicable laws and regulations. Except as prohibited by applicable laws, the Company may extend loans to beneficiaries to pay certain taxes due in connection with compensation under the Amended Existing LTIP and the New LTIP.

The Amended Existing LTIP and the New LTIP are subject to the mandatory employment and labor laws applicable in each jurisdiction where the participants perform their work under the plan, although a significant part of the compensation under the Amended Existing LTIP and the New LTIP is being awarded to beneficiaries located in Spain. The components of the Amended Existing LTIP and the New LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing descriptions of the Amended Existing LTIP and the New LTIP do not purport to be complete and are qualified in its entirety by reference to the full text of the Amended Existing LTIP and the New LTIP Master Agreements, which have been filed as exhibits to this annual report.

In 2025, 179,147 restricted shares and 179,168 share options vested under the LTIP. In addition, 388,750 share options vested under the New LTIP resulting in total vested share options of 1,126,595 as of December 31, 2025. As of December 31, 2025, $1,744,954 of deferred payment rights under the LTIP had vested for eligible beneficiaries. In 2026, Codere Online issued 141,367 shares (net of 37,780 shares withheld to cover withholding taxes), therefore the number of issued and outstanding Ordinary Shares increased to 45,391,179 as of April 20, 2026.

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

Independence of Codere Online Board of Directors

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

Because Codere Online is a foreign private issuer, its officers, directors and principal shareholders are not subject to short-swing profit under Section 16 of the Exchange Act. However, beginning March 18, 2026, its officers and directors are now subject to the insider reporting provisions of Section 16 of the Exchange Act, but its principal shareholders remain exempt from such insider reporting provisions.

Controlled Company

For purposes of the rules of the Nasdaq, Codere Online is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 66.3% of the outstanding Ordinary Shares as of December 31, 2025. Accordingly, Codere Online is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Chief Executive Officer Agreement

Codere Online’s Chief Executive Officer, Aviv Sher, entered into an employment agreement with Codere Israel Marketing Support Services LTD, effective as of March 1, 2023, including the following main terms and conditions:

-	A gross annual fixed salary of ILS 803,000.

-	A variable compensation, subject to the achievement of certain objectives, of up to 50% of his gross annual fixed salary.

-	A 6 months’ notice period for either party to terminate the agreement.

-	12-month non-compete and 24-month non-solicitation obligations.

-	A compensation for the non-compete/non-solicitation obligations equivalent to a year’s salary (i.e. ILS 803,000). Aviv Sher would have an obligation to return such compensation upon breach of both the non-compete and non-solicitation obligations (plus damages, where applicable).

-	Subject to certain conditions, Codere Online’s Board has the right to waive the non-compete/non-solicitation obligations which would exempt Codere Online from the obligation to pay Aviv Sher the non-compete compensation.

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

As of December 31, 2025, and December 31, 2024, Codere Online had approximately 369 and 325 employees, respectively, including directors, intermediate managers, technicians and administrative personnel based in Spain, Mexico, Colombia, Panama, Argentina and Israel, most of whom are full-time, direct employees of Codere Online. Operations are primarily run by employees at central service centers in Spain and Israel. Codere Online has in the past and may in the future rely on non-employee independent contractors in the ordinary course to carry out its business. None of Codere Online’s employees are represented by a labor organization. In Spain, Codere Online’s employees are subject to statutory collective bargaining arrangements.

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

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of April 20, 2026, except as set forth below, by:

●	each person known to beneficially own more than 5% of the issued and outstanding Ordinary Shares and the Ordinary Shares on a fully diluted basis;

●	each of the members of the Codere Online Board and the senior management team; and

●	all of the members of the Codere Online Board and the senior management team as a group.

The beneficial ownership of Ordinary Shares of Codere Online is based on (i) 45,391,179 Ordinary Shares issued and outstanding as of April 20, 2026 and (ii) 51,826,179 Ordinary Shares on a fully diluted basis (includes 45,391,179 Ordinary Shares issued and outstanding as of April 20, 2026 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Codere Online Warrants).

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are exercisable or exercisable within sixty (60) days. Codere Online Warrants may be exercised during the period that commenced on December 30, 2021 (i.e., 30 days after the listing on the Nasdaq Stock Market), and terminating at 5:00 p.m., New York City time on the earlier to occur of: (i) the date that is five (5) years after the Closing Date, (ii) the liquidation of Codere Online, and (iii) the redemption date as provided in Section 6.2 of the Original Warrant Agreement.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all of Codere Online’s Ordinary Shares beneficially owned by them.

	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Issued and Outstanding Ordinary Shares(2)	Number of Ordinary Shares Beneficially Owned(3)	Percentage of Ordinary Shares on a Fully Diluted Basis(4)
5% Holders:
Codere Newco, S.A.U.(5)	30,000,000	66.1%	30,000,000	57.9%
BAMCO, Inc.(6)	3,503,284	7.7%	3, 503,284	6.8%

Directors and Senior Managers:
Gabriel Saenz de Buruaga	-	-	-	*
Moshe Edree	258,834	0.57%	258,834	0.50%
Borja Fernández	27,311	0.06%	27,311	0.05%
Laurent Teitgen	-	-	-	-
Daniel Valdez(7)	25,000	0.06%	25,000	0.05%
Gonzaga Higuero	-	-	-	-
Oscar Iglesias	124,111	0.27%	124,111	0.24%
Marcus Arildsson	-	-	-	-
Gaëtan Dumont	-	-	-	-
Aviv Sher	35,784	0.08%	35,784	0.07%
Alberto Telias	20,620	0.04%	20,620	0.04%
Yaiza Rodríguez	9,961	0.02%	9,961	0.02%
Deborah Guivisdalsky	8,987	0.02%	8,987	0.02%
Matan Shemesh	12,934	0.03%	12,934	0.02%
Amalia Lopez	10,919	0.02%	10,919	0.02%
All Directors and Senior Managers as a Group	534,461	1.18%	534,461	1.03%

*	Less than one percent.

(1)	Excludes Ordinary Shares underlying Codere Online Warrants.
(2)	Percentage based on 45,391,179 Ordinary Shares issued and outstanding as of April 20, 2026.
(3)	Includes Ordinary Shares underlying Codere Online Warrants.
(4)	Percentage based on 51,826,179 Ordinary Shares on a fully diluted basis (which includes 45,391,179 Ordinary Shares issued and outstanding as of April 20, 2026 and 6,435,000 Ordinary Shares that may be issued upon exercise of the Codere Online Warrants).
(5)	Consists of 30,000 Ordinary Shares issued to Codere Newco on June 4, 2021 in connection with Codere Online’s incorporation and 29,970,000 Ordinary Shares issued to Codere Newco in connection with the Exchange. The address for Codere Newco is Avenida de Bruselas 26, 28108, Alcobendas, Madrid, Spain.
(6)	Based on information reported on a Schedule 13G filed on November 14, 2024.
(7)

Consists of 25,000 Ordinary Shares held directly by Valhala Limited Partnership. Daniel Valdez is a limited partner of Valhala Limited Partnership, holds 99.9% of Valhala Limited Partnership and exercises voting and dispositive power of the Ordinary Shares held by Valhala Limited Partnership.

B.	Related Party Transactions

Related-Party Assets, Loans and Liabilities

Codere Online had the following intra-group current financial assets and liabilities as of December 31, 2025, all of which were with entities of the Codere Group and members of the Codere Online Board.

Related company	Other current assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	-	-	2	1,822
Codere Operadora de Apuestas S.L. (OACO)	-	-	-	290
Codere Apuestas España S.L. (CAES)	-	-	-	224
Other retail companies	-	12	155	531
Other Latam companies	-	942	1,651	1,439
Total	-	954	1,808	4,306

Codere Online had the following intra-group current financial liabilities as of December 31, 2024, all of which were with entities of the Codere Group.

Related company	Other current assets	Trade receivables	Current borrowings	Trade payables and other current liabilities
	(in thousands of euros)
Codere Newco S.A.U.	320	-	11	1,035
Codere Apuestas España S.L. (CAES)	-	75	-	698
Other retail companies	-	173	175	956
Other Latam companies	-	901	3,179	1,269
Total	320	1,149	3,365	3,958

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

Pursuant to the Sponsorship and Services Agreement, Codere Newco granted to SEJO, subject to certain limitations and exemptions (including Codere Newco’s right to engage in any permitted activity under the Relationship and License Agreement), an exclusive and non-transferable license and authority to use any and all marks, names, images, designations, anthems, photographs and brands set forth in, or incorporated in the future into, the RM Sponsorship Agreement, within the Territory (subject to any further geographic limitations set forth in the RM Sponsorship Agreement) in connection with the operation of Codere Online’s online business. On October 7, 2021, the RM Sponsorship Agreement was amended to, among other things: (i) extend the term of the RM Sponsorship Agreement for four (4) additional football seasons, until June 30, 2026, with either party having a right to terminate the agreement at the end of the 2022-2023 football season; (ii) amend the applicable territory to only include Mexico, South America, Central America, Puerto Rico and Dominican Republic; (iii) amend certain marketing terms; (iv) amend the economic terms, and (v) provide that Codere Newco shall continue to have a right to terminate the RM Sponsorship Agreement if any legislation is passed in the Territory which restricts marketing and advertising of online gaming and which would impact any or all marketing or advertising rights granted to Codere Newco under the RM Sponsorship Agreement. SEJO and Codere Newco also agreed to negotiate in good faith and agree on the terms and conditions of a license and authority to use any and all of Codere Newco’s other rights that are licensable under the RM Sponsorship Agreement, from time to time, by Codere Newco to SEJO within the Territory. SEJO and Codere Newco also agreed to negotiate in good faith and agree on the terms and conditions of the assignment or license of any new sponsorship rights under any sponsorship agreements entered into by Codere Newco and certain of its affiliates and subsidiaries from time to time after the Merger Effective Time (together with the foregoing rights licensed under the RM Sponsorship Agreement, the “Sponsorship Rights”). SEJO may sublicense the Sponsorship Rights to any member of the Codere Online group. Two of such new sponsorships rights have been sublicensed since the Merger Effective Time for: (i) The 2022 Formula 1 Mexico City Grand Prix, held on October 28 to 30th, 2022, entered into between SEJO and Newco on October 27, 2022; and (ii) effective as of May 3, 2023, the exclusive right to benefit from the sponsorship rights under the River Plate sponsorship agreement entered into between Iberargen, S.A. (a Codere Newco subsidiary) and Club Atlético River Plate, A.C. signed on July 2, 2021 and with termination date on April 30, 2025.

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

Subject to certain terms and conditions, SEJO is entitled to request an amendment of the scope of the Services, including by discontinuing certain Services, reducing the number of Services recipients or the nature or description of the Services or otherwise, provided, however, that, SEJO may not increase the scope of the Services without Codere Newco’s prior written consent; and provided further, however, that prior to such modification, SEJO and Codere Newco shall agree in writing to any modification of the Services fees resulting from such change in scope, and only since January 1, 2024, that the terms and conditions of such discontinuation must be agreed by both parties. Discontinuation of any Services by SEJO is subject to payment to Codere Newco of any costs incurred by Codere Newco directly linked to the discontinuation of any Services, including but not limited to severance payments, third party break-up fees and third party fees related to the Services being discontinued (“Discontinuation Costs”).

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

The Original Platform and Technology Services Agreement is governed by Spanish law.

Effective as of January 1, 2023, the parties terminated the Original Platform and Technology Services Agreement and the Providers, SEJO and CDON entered into a new agreement, which contained substantially the same terms as the Original Platform and Technology Services Agreement (the “New Platform and Technology Services Agreement”), effective as of January 1, 2023. The material terms of the New Platform and Technology Services Agreement are consistent with those of the Original Platform and Technology Services Agreement, except that:

●	Provider shall provide the services to CDON within the Spanish territory and to SEJO within the Latam territories (as defined therein) including, but not limited to, Mexico, Colombia, Panama and Ciudad de Buenos Aires and Mendoza Province (Argentina).

●	The parties agree on a new updated estimated annual budget for 2025 and the respective caps over the budgeted amounts that shall operate over each of the services.

●	A Disputes Resolution Committee is established to discuss and resolve any alleged breach of warranties or undertakings under the New Platform and Technology Agreement.

●	The New Platform and Technology Services Agreement has an initial term from January 1, 2023 until May 17, 2029, automatically renewable for 12-month periods unless either Party provides 90 day’s written notice.

●	The New Platform and Technology Services Agreement may be terminated by Codere Online, at any time and for any reason, with 6 month’s written notice to the Providers, which may only be sent after January 1, 2026.

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

The initial term of the Internal Affiliate Program Master Agreement was 1year from January 1, 2021, subject to one (1)-year automatic extensions unless terminated by either party by providing 30 days’ written notice prior to the expiration of the initial term or such extended term. Either SEJO or Codere Newco may terminate the Internal Affiliate Program Master Agreement in the event of a material breach by the other party and if such breach continues uncured or unremedied for a period of 15 days after written notice thereof. Either SEJO or Codere Newco may also terminate the Internal Affiliate Program Master Agreement at any time subject to 30 days’ prior notice.

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

On July 16, 2025, the parties entered into an amendment and restatement of the Internal Affiliate Program Master Agreement effective as of April 1, 2025, amending the following terms and conditions:

With respect to all the Omni-Chanel Jurisdictions:

●	The term of the agreement is extended to three years, subject to early termination by either party with 90 days’ written notice if certain KPIs are not met. Such KPIs shall be agreed by the parties by no later than March 31, 2026.

●	The Retail Participation and the Online Participation are increased, respectively, from 35% to 45% of the Net Win.

●	Elimination of the 18-month cap on receiving revenue share as long as the player remains Active.

●	Elimination of the exclusion currently established with respect to eligibility to receive a revenue share in the event of reactivation of an Inactive player where said player had previously been subject to a revenue share under the the Internal Affiliate Program Master Agreement; provided, however, that any such reactivated player not otherwise be covered under any third-party affiliation agreement.

The second amendment to the Internal Affiliate Program Master Agreement also introduces certain amendments to in-store processing fees and balance transfer fees specific to each jurisdiction.

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

The aforementioned agreements were amended on November 30, 2021. See “—Restructuring Agreements Amendments” below.

On December 21, 2021, the transfer of the Colombia License to Codere Online Colombia S.A.S. was formally requested pursuant to Agreement 08/2020 and Resolutions No. 20161200025334, 20164000029574 of 2016 and 20201000008294 of 2020. The transfer request was approved by Coljuegos on July 1, 2022 and Codere Online Colombia S.A.S. began operating the online business in Colombia under the Colombia License on September 1, 2022. Following such transfer, the Joint Accounts Agreement was automatically terminated. On September 2, 2022, an application for the renewal of the Colombia License was submitted to Coljuegos. On November 10, 2022, Coljuegos renewed the Colombia License until November 14, 2025 pursuant to contract C1901. On November 15, 2025, Codere Online successfully renewed the Colombia License until November 14, 2030.

On March 5, 2026, Codere Online Colombia, S.A.S. and Codere Colombia, S.A. entered into a joint accounts agreement (contrato de cuentas en participacion), effective as of September 1, 2022, (the “Second Joint Accounts Agreement”) pursuant to which, the parties agree to jointly exploit the Colombia License with respect to retail sportsbetting and virtual games operated via physical terminals in retail halls (the “Retail Operation”). Codere Colombia S.A. effectively retains 99.00% of any distributed profits and is responsible for managing the Retail Operation. Codere Colombia, S.A. has the right to early terminate the Second Joint Accounts Agreement at any time with 15 business days’ notice and shall indemnify Codere Online Colombia S.A.S. for any loss, regulatory sanction or third-party claim arising from the breach of the Second Joint Accounts Agreement by Codere Colombia, S.A. Codere Online Colombia, S.A.S. has an exclusivity obligation pursuant to it shall only carry out the Retail Operation under the Colombia License with Codere Colombia, S.A. or any other company within the Codere Group.

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

Argentina Debt Agreements

Effective July 31, 2023, Codere Group and Codere Online entered into agreements to partially offset debts between SEJO, Iberargen, S.A., and Codere Online Argentina, S.A. This included approximately $8.7 million owed by Iberargen, S.A. to SEJO ($7.5 million in principal and $1.15 million in accrued interest) and the equivalent of $5.3 million owed by Codere Online Argentina, S.A. to Iberargen, S.A., while also establishing repayment terms for the remaining balance due to Codere Online.

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

That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of Codere Online. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the mater, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

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

A copy of the articles of association of Codere Online is attached as Exhibit 1.1 to this annual report. The information called for by this Item 10.B. “Memorandum and Articles of Association” has been reported previously in Codere Online’s Registration Statement on Form F-1, filed with the SEC on February 24, 2022 (the “F-1 Registration Statement”), under the heading “Description of Securities,” and is incorporated by reference into this annual report. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of Luxembourg or by Codere Online’s articles of association. Additional information called for by this Item 10.B. “Memorandum and Articles of Association” is set forth in Exhibit 2.1 to this annual report and is incorporated by reference into this annual report.

C.	Material Contracts

Each material contract to which Codere Online has been a party for the preceding two years, other than those entered into in the ordinary course of business, is listed as an exhibit to this annual report and is summarized under Item 7.B. “Related Party Transactions” and elsewhere herein.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Codere Online is not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by Codere Online, or that affect the remittance of dividends, interest or other payments to non-resident holders of Codere Online’s securities, except for regulations restricting the remittance of dividends, distributions, and other payments in compliance with United Nations and/or EU sanctions.

Codere Online currently does not expect to be affected by the existing capital controls in Argentina, which would otherwise restrict Codere Online’s ability to extract cash from the country, given that the Company expect that cash generated in Argentina will, for the foreseeable future, be reinvested into the business in furtherance of Codere Online’s growth plan in the country. However, the Company may be affected when the Company transfers funds to Codere Online’s subsidiary in Argentina from time to time.

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

This discussion assumes that Codere Online’s position as to Codere Online being tax resident solely in Luxembourg is respected. U.S. Holders should consult their own tax advisers regarding any tax consequences that may arise if the Company were treated as a tax resident of any other jurisdiction.

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

Subject to certain conditions and limitations, Luxembourg withholding taxes on dividends paid by Codere Online that are withheld at a rate not in excess of the applicable Treaty rate may be creditable against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and the Company has not determined whether the Luxembourg income tax system meets this requirement. In lieu of claiming a foreign tax credit, a U.S. holder may elect to deduct creditable non-U.S. taxes (including Luxembourg taxes) in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. The rules governing the U.S. foreign tax credits and deductibility of foreign taxes are complex. U.S. holders should consult their tax advisers regarding the availability of U.S. foreign tax credits or deductions under their particular circumstances.

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

The tax consequences of a cashless exercise of a Codere Online Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either case, a U.S. holder’s basis in the Ordinary Shares received would equal the U.S. holder’s basis in the Codere Online Warrants exercised therefor. If the cashless exercise is treated as not being a gain realization event, a U.S. holder’s holding period in the Ordinary Shares will commence on the date following the date of exercise (or possibly the date of exercise) of the Codere Online Warrants. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares will include the holding period of the Codere Online Warrants exercised therefore.

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

Based on the composition of Codere Online’s income and assets and the estimated value of its assets, including goodwill (which is based in part on the price of the Ordinary Shares), Codere Online believes that it was not a PFIC for its 2025 taxable year. However, Codere Online’s PFIC status for any taxable year can be determined only after the end of that year and will depend on the composition of Codere Online’s income and assets and the value of its assets from time to time (which may be determined, in large part, by reference to the market price of Ordinary Shares, which has declined since the Merger). In particular, Codere Online holds a substantial amount of cash and while that continues to be the case its PFIC status for any taxable year will depend primarily on the average value of its goodwill. Because Codere Online’s market capitalization has been volatile and declined since the closing of the Merger, if the value of Codere Online’s goodwill is determined by reference to its market capitalization there is a significant risk that the Codere Online will be a PFIC for its current taxable year of 2026, and possibly future taxable years. Therefore, Codere Online cannot express any expectation or assurance regarding its PFIC status for the current or any future taxable year.

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

The Luxembourg law of 18 December 2015, as amended, has introduced a minimum annual net wealth tax, the amount of which will depend on the total balance sheet of the taxpayer: (i) €535 if its total balance sheet is less than or equal to €350,000, (ii) €1,605 if its total balance sheet exceeds €350,000 and is less than or equal to €2 million, or (iii) €4,815 if its total balance sheet exceeds €2 million.

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

The minimum net wealth tax is levied on companies having their statutory seat or central administration in Luxembourg. The amount of minimum net wealth tax will depend on the total balance sheet of the taxpayer: (i) €535 if its total balance sheet is less than or equal to €350,000, (ii) €1,605 if its total balance sheet exceeds €350,000 and is less than or equal to €2 million, or (iii) €4,815 if its total balance sheet exceeds €2 million.

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. However, beginning April 20, 2026, its officers and directors are now subject to the insider reporting provisions of Section 16 of the Exchange Act, but its principal shareholders remain exempt from such insider reporting provisions. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.Codere Online also maintains a website at https://www.codereonline.com. Through Codere Online’s website,it makes available, free of charge, the SEC filings. The information contained on, or that may be accessed through, Codere Online’s website is not part of, and is not incorporated into, this annual report.

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

Sensitivity analysis

The following table details the sensitivity of Codere Online’s consolidated statements of operations (net income/(loss)) for the years ended December 31, 2025, 2024, and 2023, and changes in equity for the years ended December 31, 2025, 2024 and 2023 to a 10% increase and decrease, as indicated below, in the euro against the relevant foreign currencies Colombian peso (COP), Mexican peso (MXN), Israeli new shekel (ILS), United States Dollar (USD) and Argentine peso (ARS). The analysis assumes that all variables, in particular interest rates, remain constant.

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2025	Income statement	Equity	Income statement	Equity
COP/EUR	4,415.01	(419)	-	419	-
MXN/EUR	21.09	(789)	-	501	-
USD/EUR	1.18	(212)	-	609	-
ARS/EUR	1,709.69	(37)	-	37	-
ILS/EUR	3.75	250	-	(250)	-

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2024	Income statement	Equity	Income statement	Equity
COP/EUR	4,580.9	(380)	-	380	-
MXN/EUR	21.31	3	-	(3)	-
USD/EUR	1.04	(1,132)	-	1,132	-
ARS/EUR	1,072.14	(91)	-	91	-
ILS/EUR	3.79	141	-	(141)	-

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2023	Income statement	Equity	Income statement	Equity
COP/EUR	4,223.37	(218)	-	218	-
MXN/EUR	18.67	606	-	(606)	-
USD/EUR	1.11	495	-	(495)	-
ARS/EUR	893.34	192	-	(192)	-
ILS/EUR	4.01	12	-	(12)	-

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

As described in Note 3 to the Annual Financial Statements beginning on page F-9, Codere Online’s historical credit loss experience between Codere Group entities is nil. The expected credit loss is estimated based on external risk parameters that are publicly available, such as the probability of default (PD) of the Codere Group and a loss given at default (LGD) of 100%.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Codere Online’s amended articles of association took effect on November 30, 2021 in connection with the listing on the Nasdaq Stock Market. A copy of Codere Online’s articles of association is filed as Exhibit 1.1 to this annual report. See Item 10.B. “Memorandum and Articles of Association.”

Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2025, the Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to Codere Online’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and implementation of Codere Online’s disclosure controls and procedures. Based on such evaluation, Codere Online’s senior management, including the Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2025, Codere Online did not maintain effective disclosure controls and procedures.

In light of the material weakness discussed below, the Company has performed additional analysis and procedures to ensure that its annual consolidated financial statements are prepared in accordance with IFRS. Codere Online’s management, including Codere Online’s Chief Executive Officer and its Chief Financial Officer, has concluded that Codere Online’s consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly presented, in all material respects, in accordance with IFRS for the periods presented herein.

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

Codere Online’s senior management, including Codere Online’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of Codere Online’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO.

As of December 31, 2025, Codere Online’s senior management, under the supervision of Codere Online’s Chief Executive Officer and Chief Financial Officer, concluded that the material weakness related to a lack of sufficient internal controls to support financial reporting, identified in prior years, has not been remediated as of December 31, 2025. As a consequence, Codere Online did not maintain effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria described above.

Remediation actions taken

During 2025, Codere Online’s senior management continued actions to remediate the material weakness. While certain remedial actions have been completed, Codere Online continues to actively plan for and implement additional control procedures.

To address the material weakness, the Company implemented a remediation plan designed to achieve substantial progress towards full resolution through strengthened controls, full ITGC coverage via SOC reports, internal testing, and training to control owners. Management remains committed to completing final operating effectiveness testing in 2026 and expects the remaining material weakness to be fully remediated by December 2026.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there has been no change in Codere Online’s internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, Codere Online’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

MaloneBailey LLP (“MaloneBailey”) acted as Codere Online’s independent auditor for the years ended December 31, 2025 and 2024. The table below sets out the total expenses incurred by Codere Online from MaloneBailey for services performed for the year ended December 31, 2025 and December 31, 2024 in thousands of euros.

	2025	2024
	(in thousands of euros)
Audit fees	€900	€900
Total	€900	€900

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by Codere Online’s auditors.

All services provided by Codere Online’s auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At a general meeting held on March 3, 2025, Codere Online shareholders authorized the repurchase of up to 1,000,000 of the Company’s ordinary shares over a one-year period.

The plan initially provided for repurchases up to a maximum aggregate amount of $5.0 million which was increased by the Board of Directors to $7.5 million in November 2025. At the Extraordinary General Meeting held on December 1, 2025, shareholders approved an extension of the plan’s expiration date from March 3, 2026 to December 31, 2026.

As of December 31, 2025, the Company had repurchased 391,002 shares at an average price of $6.98 under the authorized share repurchase plan. As of April 20, 2026, there had been no change in the number of shares repurchased or the average price under the authorized share repurchase plan.

The table below is a summary of the shares repurchased under the authorized share repurchase plan during 2025. All shares were repurchased in the open market pursuant to the authorized share repurchase plan.

Period	Total number of Ordinary Shares repurchased	Average price paid per Ordinary Share	Total number of Ordinary Shares repurchased as part of publicly announced repurchase plan(1)	Maximum Number of Ordinary Shares that may yet be repurchased under the repurchase plan
January 2025	-	-	-	1,000,000
February 2025	-	-	-	1,000,000
March 2025	6,465	$6.87	6,465	993,535
April 2025	61,919	$6.60	61,919	931,616
May 2025	8,621	$6.96	8,621	922,995
June 2025	28,610	$7.48	28,610	894,385
July 2025	-	-	-	894,385
August 2025	-	-	-	894,385
September 2025	107,616	$7.00	107,616	786,769
October 2025	35,467	$6.95	35,467	751,302
November 2025	57,149	$6.80	57,149	694,153
December 2025	85,155	$7.18	85,155	608,998
Total	391,002	$6.98	391,002	608,998

(1)	All shares reported in this table were repurchased pursuant to the Company’s publicly announced share repurchase plan authorized by shareholders on March 3, 2025, as subsequently amended and extended.

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

Controlled Company

For purposes of the rules of the Nasdaq, Codere Online is a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Codere Newco owns approximately 66.3% of the outstanding Ordinary Shares as of December 31, 2025. Accordingly, Codere Online is eligible and may in the future decide to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to controlled companies.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. INSIDER TRADING POLICIES

In connection with the listing on the Nasdaq Stock Exchange, Codere Online adopted an Insider Trading Policy that, among other things, governs the purchase, sale and other disposition of Codere Online’s securities by its directors, executive officers, senior management and employees. Codere Online believes the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq requirements. A copy of Codere Online’s Insider Trading Policy, as amended to date, is filed as Exhibit 11.1 to this annual report.

Item 16K. CYBERSECURITY

Risk Management and Strategy.

Codere Online has developed an information security program to assess, identify, and manage material risks from cybersecurity threats. This program is integrated into Codere Online’s overall enterprise risk management system (“ERM”) as a key risk. If the ERM process identifies a heightened cybersecurity risk, the appropriate team is tasked with developing risk mitigation strategies and plans, which are monitored to completion.

Codere Online relies on its parent company, Codere Group, to provide services including, among other things, technical assistance and technology, IT operations, security and cybersecurity, and systems, pursuant to the New Platform and Technology Services Agreement. Codere Apuestas Espana, S.L.U. has obtained an ISO/IEC 27001:2022 certification, which expires on June 22, 2028, for the information systems that provide support to the provision of land-based fixed-odds betting services and online gaming services to other entities of the Codere Group. The certification was obtained from an independent, external consultant. Codere Group maintains a cyber incident management procedure which defines how it would support Codere Online in the event of an incident. In addition, Codere Group utilizes the assistance of third-party consultants in connection with its information security program to help identify threats and define strategies for addressing the same. Codere Online may also hire such third-party consultants on an ad hoc basis, as necessary.

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

Although from time to time, Codere Online experiences cyber incidents, Codere Online is not aware of any risks from cybersecurity threats that have materially affected, or are reasonably likely to materially affect Codere Online, including strategies, results of operations, or financial condition. There can be no guarantee that (i) Codere Online’s policies and procedures will be properly followed in every instance or that those policies and procedures will be effective or (ii) that there will not be incidents in the future or that they will not materially affect Codere Online, including Codere Online’s strategy, results of operations, or financial condition.

For more information about cybersecurity risks, see the risk factor titled “Codere Online’s network, information technology systems and accounting systems are subject to error, damage and interruption and are vulnerable to hacker intrusion, cyberattacks and system breaches” in Item 3.D of this annual report.

Governance

Cybersecurity is important to Codere Online’s risk management processes. As mentioned above, the ISTRM Team oversees and addresses risks from cybersecurity threats. Imminent threats are handled by the CSIRT Team. These individuals are informed about, and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of Codere Online’s incident response plan. The incident response plan provides for notification to management, the data protection team and, where applicable, the Board of Directors, as appropriate, of any actual or suspected significant cybersecurity incidents and requires regular updates to these parties during an investigation. Members of the ISTRM team and the Manager of IT Service Management meet periodically, but at least quarterly, with Codere Online senior executives, including the Chief Information Security Officer, to review Codere Online’s internal process, policies, and practices, for assessing and managing material risks from cybersecurity threats.

The Audit Committee has oversight responsibility for risks and incidents relating to cybersecurity threats. The Audit Committee receives reports from management about the prevention, detection, mitigation, and remediation of cybersecurity risks. The Audit Committee reports to the full board periodically, and at least annually, on its review of cybersecurity controls, policies, practices and risks. Effective in 2024, as part of the Audit Committee’s quarterly meetings with management, the Audit Committee will receive briefings from the Manager of IT Service Management and, where appropriate, other individuals with responsibility for cybersecurity, to discuss cybersecurity risks and threats. The Audit Committee will review important trends and developments in cybersecurity risks, information security controls and proposed controls, and related legal requirements and their effect on Codere Online.

Oversight of the Information Security Policy and the Acceptable Use of Information Assets Policy is handled by Information Security Management, which is led by the Manager of IT Service Management. The Manager of IT Service Management at Codere Online has more than 25 years of experience in consulting and IT services and is experienced with the assessment, definition, and implementation of IT processes and metrics, and adaptation and application of frameworks and standards, balanced score cards, and audits. The Manager of IT Service Management is supported by the Director of Information Security and Technology Risk – Chief Information Security Officer at Codere Group. She has more than 24 years of experience as head of cybersecurity in large organizations in the financial and telecommunications sector, where she has been responsible for the design and implementation of information security and IT services.

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

Please refer to pages F-1 through F-45 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Consolidated Articles of Association of Codere Online Luxembourg, S.A., dated as of November 30, 2021 (incorporated by reference to Exhibit 3.1 to Codere Online Luxembourg, S.A.’s Form F-1, File No. 333-262940, filed with the SEC on February 24, 2022).

2.1*	Description of Securities.

2.2	Specimen Ordinary Share Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit 4.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

2.3	Warrant Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

2.4	Form of Assignment, Assumption and Amendment Agreement by and among DD3 Acquisition Corp. II, Codere Online Luxembourg, S.A. and Continental Stock Transfer & Trust Company, with respect to the Warrant Agreement dated as of December 7, 2020 (incorporated by reference to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

2.5	Form of Warrant Certificate of Codere Online Luxembourg, S.A. (incorporated by reference to Exhibit A to Exhibit F of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.1#	Business Combination Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit 2.1 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on August 12, 2021).

4.2	Contribution and Exchange Agreement, dated as of June 21, 2021, by and among Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.3	Investor Support Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.5	Forward Purchase Agreement, dated as of November 17, 2020, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.5 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.6	Forward Purchase Agreement, dated as of November 19, 2020, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.12 to DD3 Acquisition Corp. II’s Registration Statement on Form S-1 (File No. 333-250212), filed with the SEC on November 19, 2020).

4.7	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and among DD3 Acquisition Corp. II, Baron Global Advantage Fund, Baron Emerging Markets Fund and Destinations International Equity Fund (incorporated by reference to Exhibit 10.6 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.8	Amendment No. 1 to Forward Purchase Agreement, dated as of June 21, 2021, by and between DD3 Acquisition Corp. II and MG Partners Multi-Strategy Fund LP (incorporated by reference to Exhibit 10.7 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.9	Form of Registration Rights and Lock-Up Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC, MG Partners Multi-Strategy Fund LP, Baron Global Advantage Fund, Baron Emerging Markets Fund, Destinations International Equity Fund, Codere Newco, S.A.U. and DD3 Acquisition Corp. II (incorporated by reference to Exhibit A of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.10	Form of Nomination Agreement, by and among Codere Online Luxembourg, S.A., DD3 Sponsor Group, LLC and Codere Newco, S.A.U. (incorporated by reference to Exhibit B of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.11	Form of Indemnification Letter, by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit C of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.12	Form of Redemption Agreement for Codere Ordinary Shares by and between Codere Online Luxembourg, S.A. and Codere Newco, S.A.U. (incorporated by reference to Exhibit G of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.13	Form of Expenses Reimbursement Letter by and among DD3 Acquisition Corp. II, Codere Newco, S.A.U., Servicios de Juego Online, S.A.U., Codere Online Luxembourg, S.A. and Codere Online U.S. Corp. (incorporated by reference to Exhibit H of Exhibit 2.1 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on June 22, 2021).

4.14	Relationship and License Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.13 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.15#	Sponsorship and Services Agreement, dated June 21, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.14 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.16#	New Platform and Technology Services Agreement, made and entered into as of October 8, 2024, effective from January 1, 2023, by and between Codere Online S.A.U., Servicios de Juego Online, S.A.U., Codere Apuestas Espana S.L.U. and Codere Newco S.A.U. (incorporated by reference to Exhibit 4.16 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.17	English translation of agreement, dated June 21, 2021, by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 10.16 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.18	English translation of the amendment, effective as of August 2, 2023, to the agreement dated June 21, 2021 by and between Libros Foráneos, S.A. de C.V. and Servicios de Juego Online S.A.U. with respect to the online gaming business in Mexico (incorporated by reference to Exhibit 4.18 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.19	Internal Affiliate Program Master Agreement, dated March 12, 2021, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U. (incorporated by reference to Exhibit 10.17 to Codere Online Luxembourg, S.A.’s Form F-4, File No. 333-258759, filed with the SEC on October 8, 2021).

4.20#	Amendment No.1 to the Internal Affiliate Program Agreement, dated as of June 30, 2023, by and between Servicios de Juego Online S.A.U. and Codere Newco, S.A.U (incorporated by reference to Exhibit 4.20 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.21#	Executive Vice Chairman Supplemental Bonus Agreement, effective as of May 7, 2024, between Servicios de Juego Online, S.A. Codere Israel Marketing Support Services Ltd., Codere Newco, S.A.U. and Moshe Edree (incorporated by reference to Exhibit 4.21 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

4.22	Investment Management Trust Agreement, dated December 7, 2020, by and between DD3 Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.23	Stock Escrow Agreement, dated December 7, 2020, by and among DD3 Acquisition Corp. II, Continental Stock Transfer & Trust Company and certain securityholders (incorporated by reference to Exhibit 10.4 to DD3 Acquisition Corp. II’s Form 8-K (File No. 001-39767), filed with the SEC on December 11, 2020).

4.24†	Long-term Incentive Plan Master Agreement (incorporated by reference to Exhibit 4.25 to Codere Online Luxembourg, S.A.’s Annual Report on Form 20-F filed with the SEC on April 29, 2022).

4.25*	Amended Existing Long-term Incentive Plan Master Agreement.

4.26*	New Long-term Incentive Plan Master Agreement.

8.1*	Codere Online Luxembourg, S.A. List of Subsidiaries.

11.1*	Codere Online Luxembourg, S.A. Insider Trading Policy.

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Codere Online Luxembourg, S.A. Clawback Policy (incorporated by reference to Exhibit 97.1 to Codere Online Luxembourg S.A.’s Form 20-F for the year ended December 31, 2023).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Documents.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within Inline XBRL document)

*	Filed herewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Codere Online Luxembourg, S.A.

Date: April 28, 2026	By:	/s/ Aviv Sher
		Name:	Aviv Sher
		Title:	Chief Executive Officer

Date: April 28, 2026	By:	/s/ Marcus Arildsson
		Name:	Marcus Arildsson
		Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Codere Online Luxembourg, S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Codere Online Luxembourg, S.A. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

April 28, 2026

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 and 2024

(Thousands of Euros)

	Notes	12/31/2025	12/31/2024
ASSETS
A) NON-CURRENT ASSETS		13,378	11,617
Property, plant and equipment	5	417	453
Right-of-use assets	6	2,021	1,957
Deferred tax assets	12	10,940	9,207
B) CURRENT ASSETS		67,483	62,923
Trade receivables and other current assets	8	7,841	9,122
Current financial assets	7	9,659	13,494
Cash and cash equivalents	7	49,983	40,307
TOTAL ASSETS (A+B)		80,861	74,540

	Notes	12/31/2025	12/31/2024
EQUITY AND LIABILITIES
A) EQUITY	9	28,698	24,220
Equity attributable to equity holders of the Company		28,546	24,071
Equity attributable to non-controlling interest		152	149
B) NON-CURRENT LIABILITIES		2,880	5,358
Non-current lease obligations	6	1,615	1,638
Non-current financial liabilities	10	-	3,720
Deferred tax liabilities	12	1,265	-
C) CURRENT LIABILITIES		49,283	44,962
Lease obligations	6	504	364
Borrowings	10	1,808	3,365
Trade payables and other current liabilities	11	46,971	41,233
TOTAL EQUITY AND LIABILITIES (A+B+C)		80,861	74,540

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

(Thousands of Euros, except per share data)

	Notes	2025	2024	2023
Revenue	13	210,407	200,704	161,647
Personnel expenses	13	(25,004)	(18,784)	(17,437)
Depreciation and amortization	13	(645)	(388)	(114)
Other operating expenses	13	(179,020)	(177,201)	(158,850)
Operating expenses		(204,669)	(196,373)	(176,401)
OPERATING INCOME/(LOSS)		5,738	4,331	(14,754)
Finance income/(costs)	13	(2,426)	1,041	5,826
Net finance income		(2,426)	1,041	5,826
NET INCOME/(LOSS) BEFORE TAX		3,312	5,372	(8,928)
Income tax benefit/(expense)	12	(2,017)	(1,462)	6,513
NET INCOME/(LOSS) FOR THE YEAR		1,295	3,910	(2,415)
Attributable to equity holders of the Company		1,292	3,908	(2,417)
Attributable to non-controlling interests		3	2	2

Basic earnings per share attributable to equity holders of the parent (Euro)	13	0.03	0.09	(0.05)
Diluted earnings per share attributable to equity holders of the parent (Euro)	13	0.03	0.08	(0.05)

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

(Thousands of Euros)

	2025	2024	2023
Net income/(loss) for the year	1,295	3,910	(2,415)
Currency translation differences	(486)	(2,834)	(3,402)
Items that may be reclassified subsequently to profit or loss	(486)	(2,834)	(3,402)
Total other comprehensive income/(loss) recognized for the year	(486)	(2,834)	(3,402)
Total comprehensive income/(loss) recognized for the year	809	1,076	(5,817)
Attributable to:
Equity holders of the Company	806	1,074	(5,819)
Non-controlling interests	3	2	2

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

(Thousands of Euros, except for share data which are in thousands)

	Attributable to equity holders of the Company (Codere Online Luxembourg S.A.)
	Issued capital	Other reserves	Share premium	Net income/ (loss) for the year	Retained earnings/ (losses)	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at January 01, 2023	45,122	22,434	106,920	(46,382)	(102,037)	(1,655)	24,402	145	24,547
Net income/(loss) for the year	-	-	-	(2,417)	-	-	(2,417)	2	(2,415)
Other comprehensive income/(loss) for the year	-	-	-	-	-	(3,402)	(3,402)	-	(3,402)
Total comprehensive income/(loss) for the year	-	-	-	(2,417)	-	(3,402)	(5,819)	2	(5,817)
Appropriation of result	-	-	-	46,382	(46,382)	-	-	-	-
Debt Modification (Note 9)	-	310	-	-	-	-	310	-	310
Capital increase (Note 9)	176	(176)	-	-	-	-	-	-	-
Employee share-based compensation (Note 9)	-	2,246	-	-	-	-	2,246	-	2,246
Balance at December 31, 2023	45,298	24,814	106,920	(2,417)	(148,419)	(5,057)	21,139	147	21,286
Net income/(loss) for the year	-	-	-	3,908	-	-	3,908	2	3,910
Other comprehensive income/(loss) for the year	-	-	-	-	-	(2,834)	(2,834)	-	(2,834)
Total comprehensive income/(loss) for the year		-	-	3,908	-	(2,834)	1,074	2	1,076
Appropriation of result	-	-	-	2,417	(2,417)	-	-	-	-
Capital increase (Note 9)	193	(193)	-	-	-	-	-	-	-
Employee share-based compensation (Note 9)	-	1,858	-	-	-	-	1,858	-	1,858
Balance at December 31, 2024	45,491	26,479	106,920	3,908	(150,836)	(7,891)	24,071	149	24,220
Net income/(loss) for the year	-	-	-	1,292	-	-	1,292	3	1,295
Other comprehensive income/(loss) for the year	-	-	-	-	-	(486)	(486)	-	(486)
Total comprehensive income/(loss) for the year	-	-	-	1,292	-	(486)	806	3	809
Appropriation of result	-	-	-	(3,908)	3,908	-	-	-	-
Capital increase (Note 9)	150	(150)	-	-	-	-	-	-	-
Treasury Shares	-	(2,359)	-	-	-	-	(2,359)	-	(2,359)
Employee share-based compensation (Note 9)	-	6,028	-	-	-	-	6,028	-	6,028
Balance at December 31, 2025	45,641	29,998	106,920	1,292	(146,928)	(8,377)	28,546	152	28,698

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

(Thousands of Euros)

	2025	2024	2023
Net income/(loss) before tax	3,312	5,372	(8,928)
Adjustments to profit/loss:	9,099	1,205	(3,466)
Depreciation and amortization (Note 13)	121	146	114
Movements in provisions (Note 9)	6,028	1,858	2,246
Exchange rate impact (Note 13)	5,027	6,519	1,618
Effect of hyperinflation on results (Note 13)	(3,249)	(8,990)	(5,292)
Short term investment gain (Note 13)	(25)	(1,382)	(1,020)
Related parties debt restructuring (Note 13)	-	-	1,573
Changes in fair value (Note 13)	719	3,310	(890)
Interest (income)/expenses (Note 13)	(342)	(603)	(1,815)
Interest expense on lease liabilities (Note 6)	188	105	-
Non-cash lease expense (Note 6)	524	242	-
Others	108	-	-
Changes in working capital:	6,647	(541)	2,034
Trade receivables and other current assets (Note 8)	5,283	2,136	(9,269)
Trade payables and other current liabilities (Note 11)	1,364	(2,677)	11,303
Income tax paid	(2,550)	(2,093)	(1,220)
Net cash provided by (used in) operating activities	16,508	3,943	(11,580)
Payment for purchases of property, plant and equipment (Note 5)	(85)	(256)	(245)
Net cash used in investing activities	(85)	(256)	(245)
Repayment of other borrowings (Note 10)	(1,557)	(1,740)	1,330
Interest paid on lease liabilities (Note 6)	(188)	(105)	-
Capitalized lease payments (Note 6)	(471)	(197)	-
Treasury shares (Note 9)	(2,359)	-	-
Net cash provided by (used in) financing activities	(4,575)	(2,042)	1,330
Net increase/(decrease) in cash and cash equivalents	11,848	1,645	(10,495)
Cash and cash equivalents at the beginning of the year	40,307	41,278	53,808
Effect of changes in exchange rates on cash and cash equivalents	(2,172)	(2,616)	(2,035)
Cash and cash equivalents at the end of the year	49,983	40,307	41,278

NON-CASH TRANSACTIONS

	2025	2024	2023
Initial recognition of ROU and lease liabilities (Note 6)	588	2,200	-
Forgiveness of loan deemed as capital contribution	-	-	311

CODERE ONLINE LUXEMBOURG, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, and 2023

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

Codere Online is comprised of the former online gambling operations of its majority shareholder Codere Group Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama, and Argentina focused on online gambling and other online services. Codere Group controls Codere Online through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 66.3% of the ordinary shares of the Company.

Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks.

The perimeter, as of December 31, 2025, consists of 9 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Israel and Argentina) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U. (SEJO)	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia S.A.S.	Operating Entity	100%	Colombia
Operating Management Services Panama S.A.	Operating Entity	100%	Panama
LIFO AenP.	Operating Entity	99.99%	Mexico
Codere Online Mexico S.A de C.V.	Supporting Entity	100%	Mexico
Codere Online Argentina, S.A.	Operating Entity	95%	Argentina
Codere Online Argentina, S.A. Unión Transitoria.	Operating Entity	92.2%*	Argentina
Codere Israel Marketing Support Services LTD.	Supporting Entity	100%	Israel

*	1% directly through SEJO and 96% indirectly through Codere Online’s 95% ownership of Codere Online Argentina, S.A.

The ordinary shares and warrants of the Company have been listed on the Nasdaq since December 1, 2021.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements were approved by the board of directors on April 28, 2026.

Changes in perimeter

The perimeter of Codere Online, as of December 31, 2025, consists of 9 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Israel and Argentina) and 2 holding companies (Spain and Luxembourg) as described in Note 1 of these Consolidated Financial Statements.

Codere Online Operator Ltd., which was previously included in the consolidation perimeter, was liquidated on August 28, 2024, and have therefore been excluded from the consolidation perimeter. The liquidation was finalized on May 25, 2025.

3.	ACCOUNTING POLICIES

As stated in Note 2, Codere Online’s consolidated financial statements for the periods ended December 31, 2025, 2024, and 2023, have been prepared in accordance with IFRS as issued by the IASB and pursuant to the interpretations issued by the IFRIC.

The following is a description of the material accounting policies used in preparing the accompanying consolidated financial statements:

a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to December 31, 2025.

Control over an investee is achieved by a person or entity when such person or entity (i) has power over the investee, (ii) has exposure, or has rights, to variable returns from its involvement with the investee or (iii) has the ability to use its power to affect the investee’s variable returns.

The Company holds 100% ownership of its subsidiaries except for (i) the AenP with LIFO, under which the Company is entitled to receive 99.99% of any distributed profits, (ii) Codere Argentina, S.A. Unión Transitoria of which 1% directly through SEJO and 96% indirectly through Codere Online’s 95% ownership of Codere Online Argentina S.A., and (iii) Codere Online Argentina, S.A., of which SEJO holds 95% and the economic rights over the remaining 5% after it was incorporated and registered on January 28, 2022. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Company’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.

b)	Functional and presentation currency

The functional currency of all entities comprising Codere Online is the currency of the countries in which they operate. The presentation currency of Codere Online is the Euro and therefore, all balances and transactions denominated in currencies other than the Euro are deemed to be denominated in a foreign currency.

Transactions in foreign currencies are translated at their initial valuation at the spot exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rate prevailing at the statement of financial position date. Exchange differences, both positive and negative, arising in this process, as well as those arising on settlement of these assets and liabilities, are recognized in the consolidated statement of operations for the year in which they arise.

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

Since 2018, the economy of Argentina, has been considered hyperinflationary under the above criteria and mainly because Argentina had a significant increase in inflation which has cumulative inflation that exceeded 100% over the preceding three-year period, together with other qualitative indicators that continue to exist.

When IAS 29 applies, the subsidiary’s financial statements are adjusted for the effects of changes in the general price level, in order to provide users with information that is more meaningful and useful, which means that:

-	Adjust the historical cost of the non-monetary assets and liabilities and the various equity items from the date of acquisition or incorporation onto the consolidated statement of financial position until the end of the financial year to reflect changes in the purchasing power of the currency as a result of inflation.

-	To reflect the gain or loss corresponding to the impact of the year’s inflation on the net monetary position on the consolidated statement of operations.

-	Adjust the different items on the consolidated statement of operations and cash flow statement by the inflationary index since their generation, with a balancing entry in financial results and a reconciling item in the cash flow statement, respectively.

-	Convert all components of the financial statements to the closing exchange rate. In the case of the Argentine companies, to the closing exchange rate as at December 31 2025 being 1,710 pesos per euro.

At December 31, 2025, no country other than Argentina in which the consolidated entities of Codere Online are located, is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by IFRS-IASB.

d)	Property, plant and equipment (“PP&E”)

Property, plant and equipment is carried at cost less any accumulated depreciation and impairment in value, if any.

Cost includes, among others, direct labor costs incurred in the installation and the relevant allocable portion of the indirect costs.

Codere Online depreciates its property, plant and equipment from the time they are placed in service, depreciating the cost of the assets on a straight-line basis over the assets’ estimated useful lives, which are as follows:

Years of estimated useful life
Machinery and equipment	3 – 10 years
Other fixtures, fittings and tools	3 – 15 years

e)	Leases

Codere Online assesses whether a contract is or contains a lease, at inception of the contract. Codere Online recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, Codere Online recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

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

Codere Online applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Note 3 (f).

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

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net income or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net income or loss are recognized immediately in the consolidated statements of operations.

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

With respect to the derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received (and which will be received in the future) and the cumulative gain or loss that had been recognized in the consolidated statements of comprehensive income and accumulated in equity is recognized in the consolidated statements of operations.

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

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the consolidated statement of operations. The remaining amount of change in the fair value of liability is recognized in the consolidated statement of operations. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Derecognition of financial liabilities

Codere Online derecognizes financial liabilities when, and only when, Codere Online’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the derecognized financial liability and the consideration paid and payable is recognized in the consolidated statements of operations.

Accounting for warrants

The warrants meet the definition of a derivative financial instrument as they represent a written put option that gives the holders of the warrants the right to exchange them for Codere Online shares at a fixed price. Although the warrants can be exchanged for Codere Online’s shares based on the terms of the warrant agreement, the warrants were classified as a derivative financial liability measured at FVTPL, and not as an equity instrument. Changes in the fair value of the financial liability are presented in the consolidated statements of operations under the heading “Finance income/(costs)”.

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

Online gaming

Codere Online generates its revenues from online gambling (online casino and sports betting). Codere Online recognizes revenue from online gambling at a point in time when each wager has been made and resolved.

Sports betting and online casino revenue represents the net house win and certain customer incentives. The net house win (which represents realized net gaming revenue) consists of the following components:

●	Total wagers less payouts for online casino and sport betting positions that have settled in the year

●	Less bonuses, comps (complementary) and incentives that are realized in the year

●	Less payments to casino game suppliers to fund progressive jackpot network games for the associated wagers placed in the year (on an accruals basis)

●	Less value added tax, and goods and services tax incurred in the year in relation to the above transactions

Liabilities related to customer online wallet balances are recognized and measured as the aggregate net difference between funds deposited by customers plus winning wagers, less losing wagers and less customers withdrawals. Customer online wallet balances deemed inactive pursuant to applicable regulatory requirements in each jurisdiction are written off and recognized in income.

Codere Online reports all the wins as revenue and its platform supplier share is reported in other operating expenses. Revenues generated from online gaming are considered fixed-odd wagering contracts that meet the definition of a financial instrument and are accounted for in accordance with IFRS 9.

Balances related to revenue

A liability is recognized as an obligation to provide the gambling service to a customer for which Codere Online has received consideration from the customer, at which time a contract liability is recognized under trade payables and other current liabilities. These balances relate to unsettled sports bets as of the balance sheet date. For example, online sports betting involves a player placing a wager on a particular outcome of a sporting event at some fixed odds.

Free bets

Free bets are accounted for when settled. When the free bet is used, the transaction is accounted for on a net basis at the time of settlement, which results in a reduction of revenue if the outcome is favorable for the customer.

j)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax, if any.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from income before tax as reported in the consolidated statement of operations because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Codere Online’s current tax is calculated using rates applicable for the tax period that have been enacted or substantively enacted by the end of the reporting period.

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

Global minimum top-up tax

Codere Group has adopted International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) upon their release on 23 May 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure (see Note 12).

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

Actual results may differ from these estimates under different assumptions or conditions.

The areas requiring management’s significant estimates and judgements involve:

●	The calculation of expected credit losses, which, although with limited impact, is based on assumptions developed by the Company.

●	The valuation of share-based payments agreements under the Existing LTIP, the Amended Existing LTIP, and the New LTIP require significant judgement, including models and key assumptions.

●	The assessment of the recoverability of tax loss carryforwards, which involves judgment regarding future taxable income and timing of utilization.

m)	New IFRS and interpretations of the IFRS Interpretations Committee (“IFRIC”)

Codere Online has applied all of the applicable IFRS-IASB standards and amendments that were effective for periods ended December 31, 2025 and prior to such date. Codere Online has used the same accounting policies in its opening IFRS consolidated statement of financial position and through all of the periods presented in these consolidated financial statements.

As of December 31, 2025, the following standards, amendments and interpretations have been published by the IASB, but their application is not yet mandatory for Codere Online, and Codere Online has not elected to early adopt the policies once allowed to do so. Codere Online intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standards and Amendments			Mandatory application: annual periods beginning on or after
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7	On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:		1 January 2026

	●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

	●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

	●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

	●	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Standards and Amendments		Mandatory application: annual periods beginning on or after
IFRS 18 Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.	1 January 2027

IFRS 19 Subsidiaries without Public Accountability: Disclosures	Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.	1 January 2027

Translation to a Hyperinflationary Presentation Currency - Amendments to IAS 21

Issued in November 2025, Translation to a Hyperinflationary Presentation Currency amends IAS 21 The Effects of Changes in Foreign Exchange Rates to introduce translation requirements for entities translating their financial statements, or the results and financial position of a foreign operation, from a functional currency that is the currency of a non-hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy.

1 January 2027

Annual Improvements Volume 11 (issued on 18 July 2024)	Issued by the IASB on 18 July 2024, Annual Improvements to IFRS Accounting Standards—Volume 11 consists of narrow-scope amendments and clarifications to five IFRS standards.	1 January 2026

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the consolidated financial statements in the initial period of application. However, Codere Online is currently assessing the detailed implications of applying IFRS 18 on Codere Online’s consolidated financial statements.

4.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer (“CEO”) of Codere Online. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s business in Spain, Mexico, Colombia, Panama and Argentina.

The CEO primarily measures the performance of Codere Online’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), net financial results, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by the CEO of Codere Online. Thus, the reportable segments for the 2025 consolidated financial statements are formed by Codere Online’s operations in Spain and Mexico. Colombia, Panama and Argentina are grouped under “Other operations”. Codere Israel Marketing Support Services LTD, Codere Online Luxembourg S.A., Codere Online U.S. Corp., and Servicios de Juego Online S.A.U. have been grouped and reported under “Supporting”.

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

The following tables break down certain of the information presented in the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023 by Codere Online’s operating segments (amounts expressed in thousands of euros).

12/31/2025	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	90,533	107,221	12,652	60,918	(60,917)	210,407
Personnel expenses	(2,718)	(2,267)	(1,094)	(18,925)	-	(25,004)
Depreciation and amortization	(139)	(17)	(13)	(476)	-	(645)
Other operating expenses	(73,485)	(103,145)	(12,688)	(50,619)	60,917	(179,020)
Operating expenses	(76,342)	(105,429)	(13,795)	(70,020)	60,917	(204,669)
OPERATING INCOME/(LOSS)	14,191	1,792	(1,143)	(9,102)	-	5,738
Finance income	1,710	1,154	3,451	21,189	(20,857)	6,647
Finance costs	(36)	(1,185)	(7,056)	(8,113)	7,317	(9,073)
Net finance income/(costs)	1,674	(31)	(3,605)	13,076	(13,540)	(2,426)
NET INCOME/(LOSS) BEFORE TAX	15,865	1,761	(4,748)	3,974	(13,540)	3,312
Income tax benefit/(expense)	(1,803)	(11)	(8)	(195)	-	(2,017)
NET INCOME/(LOSS) FOR THE YEAR	14,062	1,750	(4,756)	3,779	(13,540)	1,295
Attributable to equity holders of the Company	14,062	1,747	(4,756)	3,779	(13,540)	1,292
Attributable to non-controlling interests	-	3	-	-	-	3

12/31/2024	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	87,778	95,699	17,216	52,204	(52,193)	(200,704)
Personnel expenses	(2,360)	(1,746)	(1,372)	(13,306)	-	(18,784)
Depreciation and amortization	(123)	(30)	(9)	(226)	-	(388)
Other operating expenses	(67,786)	(96,322)	(20,380)	(44,906)	52,193	(177,201)
Operating expenses	(70,269)	(98,098)	(21,761)	(58,438)	52,193	(196,373)
OPERATING INCOME/(LOSS)	17,509	(2,399)	(4,545)	(6,234)	-	4,331
Finance income	2,105	622	11,522	4,659	(10,727)	8,181
Finance costs	(69)	(3,552)	(5,984)	(8,262)	10,727	(7,140)
Net finance income/(costs)	2,036	(2,930)	5,538	(3,603)	-	1,041
NET INCOME/(LOSS) BEFORE TAX	19,545	(5,329)	993	(9,837)	-	5,372
Income tax benefit/(expense)	(4,154)	7	27	2,658	-	(1,462)
NET INCOME/(LOSS) FOR THE YEAR	15,391	(5,322)	1,020	(7,179)	-	3,910
Attributable to equity holders of the Company	15,391	(5,324)	1,020	(7,179)	-	3,908
Attributable to non-controlling interests	-	2	-	-	-	2

12/31/2023	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	75,669	73,315	12,663	45,263	(45,263)	161,647
Personnel expenses	(1,968)	(1,776)	(992)	(12,701)	-	(17,437)
Depreciation and amortization	(24)	(32)	(8)	(50)	-	(114)
Other operating expenses	(60,362)	(83,181)	(19,484)	(41,086)	45,263	(158,850)
Operating expenses	(62,354)	(84,989)	(20,484)	(53,837)	45,263	(176,401)
OPERATING INCOME/(LOSS)	13,315	(11,674)	(7,821)	(8,574)	-	(14,754)
Finance income	1,030	6,552	8,989	28,553	(23,406)	21,718
Finance costs	(51)	(4,920)	(8,579)	(275,423)	273,081	(15,892)
Net finance income/(costs)	979	1,632	410	(246,870)	249,675	5,826
NET INCOME/(LOSS) BEFORE TAX	14,294	(10,042)	(7,411)	(255,444)	249,675	(8,928)
Income tax benefit/(expense)	(1,500)	(8)	202	7,819	-	6,513
NET INCOME/(LOSS) FOR THE YEAR	12,794	(10,050)	(7,209)	(247,625)	249,675	(2,415)
Attributable to equity holders of the Company	12,794	(10,052)	(7,209)	(247,625)	249,675	(2,417)
Attributable to non-controlling interests	-	2	-	-	-	2

Codere Online does not have any customers that individually account for 10% or more of its total revenue for the years ended December 31, 2025, 2024, and 2023.

The following tables break down certain of the information presented in the consolidated statements of financial position as of December 31, 2025 and 2024 by Codere Online’s operating segments (amounts expressed in thousands of euros).

12/31/2025	Spain	Mexico	Other operations	Supporting	Eliminations	Total Codere Online
Non-current assets	611	16	378	226,009	(213,636)	13,378
Current assets	69,684	22,285	10,118	114,179	(148,783)	67,483
Trade receivables and other current assets	13,157	4,731	(1,442)	52,878	(61,483)	7,841
Current financial assets	40,157	3,511	2,572	50,689	(87,270)	9,659
Cash and cash equivalents	16,370	14,043	8,988	10,612	(30)	49,983
Total Assets	70,295	22,301	10,496	340,188	(362,419)	80,861
EQUITY	47,023	(19,669)	(12,943)	228,193	(213,906)	28,698
NON-CURRENT LIABILITIES	151	-	229	1,268	1,232	2,880
CURRENT LIABILITIES	23,121	41,970	23,210	110,727	(149,745)	49,283
Lease obligations	104	-	44	1,588	(1,232)	504
Borrowings	4,048	5,074	11,225	71,496	(90,035)	1,808
Trade payables and other current liabilities	18,969	36,896	11,941	37,643	(58,478)	46,971
Total EQUITY AND LIABILITIES	70,295	22,301	10,496	340,188	(362,419)	80,861

12/31/2024	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	709	31	80	220,495	(209,698)	11,617
Current assets	72,540	15,408	10,176	104,118	(139,319)	62,923
Trade receivables and other current assets	13,403	3,672	1,457	39,739	(49,149)	9,122
Current financial assets	46,819	2,915	2,691	51,209	(90,140)	13,494
Cash and cash equivalents	12,318	8,821	6,028	13,170	(30)	40,307
Total Assets	73,249	15,439	10,256	324,613	(349,017)	74,540
EQUITY	48,448	(21,134)	(11,467)	218,341	(209,968)	24,220
NON-CURRENT LIABILITIES	-	-	(3)	5,359	2	5,358
CURRENT LIABILITIES	24,801	36,573	21,726	100,913	(139,051)	44,962
Lease obligations	350	-	-	14	-	364
Borrowings	5,921	3,329	13,231	72,925	(92,041)	3,365
Trade payables and other current liabilities	18,530	33,244	8,495	27,974	(47,010)	41,233
Total EQUITY AND LIABILITIES	73,249	15,439	10,256	324,613	(349,017)	74,540

5.	PROPERTY, PLANT AND EQUIPMENT

The reconciliation of the carrying amounts of the items comprising “Property, plant and equipment” at the beginning and end of the reporting period is set forth below:

Cost	Balance at 12/31/2024	Additions	Derecognitions	Balance at 12/31/2025
Machinery and equipment	834	50	-	884
Other fixtures, fittings and tools	10	-	-	10
Total	844	50	-	894
Accumulated depreciation (Note 13)

Machinery and equipment	(387)	(86)*	-	(473)
Other fixtures, fittings and tools	(4)	-	-	(4)
Total	(391)	(86)	-	(477)
Carrying amount	453	(36)	-	417

*	The difference between the depreciation expense disclosed in Note 6 and Note 13 arises from using different FX rates: year-end rates for statement of financial position and average rates for statement of operations.

Cost	Balance at 12/31/2023	Additions		Derecognitions	Balance at 12/31/2024
Machinery and equipment	639	248		(53)	834
Other fixtures, fittings and tools	10	-		-	10
Total	649	248		(53)	844
Accumulated depreciation (Note 13)

Machinery and equipment	(314)	(126	)*	53	(387)
Other fixtures, fittings and tools	(4)	-		-	(4)
Total	(318)	(126)		53	(391)
Carrying amount	331	122		-	453

6.	LEASES

The Group applies IFRS 16 to recognize, measure, present, and disclose leases. Under IFRS 16, Codere Online recognizes right-of-use assets and lease liabilities for all lease contracts, except for short-term leases (defined as leases with a term of 12 months or less) and low-value leases.

During 2024, the Group recognized several lease agreements under IFRS 16, including office and vehicle leases. These agreements vary in lease terms, jurisdictions, and conditions, and are assessed individually in accordance with IFRS 16 requirements. In particular, the agreement for the Group’s main office in Israel established a defined non-cancellable lease term of 64 months, running from July 2024 to October 2029, with a monthly rent of ILS 123 thousand.

Other active lease contracts accounted for under IFRS 16 include:

-	An office lease in Melilla.

-	Four vehicle lease contracts.

During 2025, the Company entered into several new lease agreements, which include:

-	A new office lease in Israel, commencing on January 1, 2025, with a 58-month term and a monthly rent of ILS 24 thousand (€6,427).

-	A new office lease in Colombia, commencing on November 1, 2025, with a 60-month term and a monthly rent of COL 28 million (€6,342).

These leases are recognized under IFRS 16 in the consolidated financial statements.

Below is a summary table with details of the lease contracts:

Category	Lessee	Country	CCY	Start date	End date	Lease duration (months)	Rent Amount (Monthly) (EUR)(*)
Main Israel office lease (unit n2)	Codere Israel Marketing Support Services Limited	Israel	ILS	01/07/24	28/10/29	64	32,400
Melilla Office	Codere Online, S.A.U. (CDON)	Spain	EUR	19/04/2024	19/04/2028	48	10,000
Vehicles leasing	Servicios de Juego Online S.A.U. (SEJO)	Spain	EUR	01/2024 – 04/2024	03/2028 – 01/2029	51 – 58	594 – 740
Israel office additional lease (unit n3)	Codere Israel Marketing Support Services Limited	Israel	ILS	01/01/2025	28/10/2029	58	6,427
Bogota office	Codere Online Colombia S.A.S.	Colombia	CCOP	01/11/2025	31/10/2030	60	6,342

*	These figures are not presented in thousands of euros.

Right-of-Use Assets

The reconciliation of the carrying amounts of the items comprising “Right-of-use assets” at the beginning and end of the reporting period is set forth below:

Cost	Balance at 12/31/2024	Additions		Derecognitions	Balance at 12/31/2025
Right of use assets	2,200	570		-	2,770
Total	2,200	570		-	2,770
Accumulated depreciation (Note 13)

Right of use assets	(243)	(506	)*	-	(749)
Total	(243)	(506)		-	(749)
Carrying amount	1,957	63		-	2,021

*	The difference between the depreciation expense disclosed in Note 6 and Note 13 arises from using different FX rates: period-end rates for statement of financial position and average rates for statement of operations.

Lease Liabilities

The lease liabilities as of December 31, 2025, amounted to €2,119 thousand. The maturity analysis is as follows:

Maturity Analysis:	12/31/2025
Year 1	698
Year 2	698
Year 3	609
Year 4	541
Year 5	63
Onwards	-
Total future lease payments	2,609
Less: unearned interest	490
Lease Liabilities as of December 31, 2025	2,119
Analyses as:
Non-Current	1,615
Current	504

Lease Expenses and cash outflow

For the year ended 31 December 2025, Codere Online recognized the following lease-related expenses in the statement of profit or loss:

12/31/2025
Depreciation of right-of-use assets	524
Lease Finance Interest	188
Operating expenses (short term and low-value leases)	32
Total	744

The total cash outflow for leases amount to €0.7 million.

For the year ended 31 December 2024, Codere Online recognized the following lease-related expenses in the statement of profit or loss:

12/31/2024
Depreciation of right-of-use assets	(242)
Lease Finance Interest	(105)
Operating expenses (short term and low-value leases)	(234)
Total	(581)

The total cash outflow for leases amount to €0.3 million in 2024.

7.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under financial assets at December 31, 2025 and 2024 is as follows:

	Amortized Cost
12/31/2025	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	67,483	67,482	67,482
Trade receivables and other current assets (Note 8)	7,841	7,841	7,841
Current financial assets	9,659	9,659	9,659
Cash and cash equivalents	49,983	49,983	49,983

	Amortized Cost
12/31/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	62,923	62,923	62,923
Trade receivables and other current assets (Note 8)	9,122	9,122	9,122
Current financial assets	13,494	13,494	13,494
Cash and cash equivalents	40,307	40,307	40,307

Cash and cash equivalents also include reserved cash in certain jurisdictions (Spain, Colombia, Panama, and the City of Buenos Aires) where regulations require the Company to maintain total cash reserves equal to the amount that the customer has in his or her online wallet. As of December 31, 2025 and 2024 reserved cash amounted to €5,205 and €4,899 thousand, respectively.

Trade receivables and other current assets mainly comprise VAT recoverable from the tax authorities amounting to €5,405 and €5,150 thousand euros as of December 31, 2025 and, 2024, respectively. The balance also includes deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to their virtual wallets amounting to €954 and €1,149 thousand as of December 31, 2025 and 2024, respectively.

Current financial assets mainly correspond to “in transit” deposits made by customers through payment service providers to their virtual wallets and amounted to €8,461 and €11,658 thousand euros as of December 31, 2025 and 2024, respectively. These deposits are normally settled and appear in the Company’s bank account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

The expected credit losses recognized on current financial assets as of December 31, 2025 and 2024 amounted to €138 thousand and €138 thousand, respectively.

8.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at December 31, 2025 and 2024 is as follows:

	12/31/2025	12/31/2024
Trade receivables:
Other receivables from the Codere Group companies (Note 14)	954	1,149
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset (VAT)	5,405	5,150
Prepayments	1,507	2,197
Other receivables	74	725
Total	7,841	9,122

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	12/31/2025	12/31/2024
EUR	4,379	3,524
ILS	175	470
ARS	86	590
USD	420	183
MXN	1,886	3,672
COP	895	683
Total	7,841	9,122

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Codere Online does not hold any collateral as security.

The movement in the allowance for impairment of trade receivables as of December 31, 2025 and 2024 is as follows:

Expected credit loss as of 12/31/2023	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2024	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2025	99

9.	EQUITY

On January 24 and March 29, 2023, the Board of Directors approved the creation and issuance of 99,664 and 76,280 new Ordinary shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the Company. This issuance was made in accordance with the terms of the invitation letter signed by the beneficiaries of the management incentive plan. Refer to Note 17 for further details of these plans.

On January 4, 2024, the Board of Directors approved the creation and issuance of 193,275 new Ordinary shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserves of the Company. This issuance was made in accordance with the terms of the invitation letter signed by the beneficiaries of the management incentive plan.

On December 26, 2024, the Board approved the creation and issuance of 149,639 new Ordinary shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserves of the Company. The issuance of the shares was not completed until March 13, 2025. Both issuances were made in accordance with the terms of the invitation letters signed by the beneficiaries of the management incentive plan.

As of December 31, 2025, the Company had 45,640,814 shares issued, of which 45,249,812 shares were issued and outstanding, excluding the 391,002 shares held in treasury, with a nominal value of €1.00 each. As of December 31, 2025, the authorized, but unissued and unsubscribed, capital of Codere Online amounts to 499,481,142 with a nominal value of €1.00 each.

During the year ended December 31, 2025, the Company repurchased 391,002 treasury shares amounting to €2,359 thousand, fully paid in cash. This was part of the Company’s share repurchase program approved by the Board of Directors, allowing for additional repurchases under the existing authorization, which expires on December 31, 2026.

See the table below for a summary of ownership of the Company’s outstanding ordinary shares as of December 31, 2025:

	Shares	Percentage
Ordinary shares held by CNEW	30,000,000	66.3%
Other shareholders	15,249,812	33.7%
Ordinary shares outstanding	45,249,812	100%

Other reserves

The change in “Other reserves” as of December 31, 2025, amounted to €3,519 thousand (€1,665 thousand as of December 31, 2024), mainly due to the fair value adjustment related to the management incentive plans, and the acquisition of treasury shares amounted to €2,359 thousand, both described in Note 17.

The employee share-based compensation reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 17 for further details of these plans. During the years ended December 31, 2025 and 2024 the movement of the employee share-based compensation in “Other reserves”, amounted to €6,028 thousand and €1,858 thousand respectively.

Equity attributable to non-controlling interest

As of December 31, 2025 and 2024, equity attributable to non-controlling interest amounted to €152 and €149 thousand, respectively. Currently, the only entity that is not 100% controlled by the Company is LIFO AenP (Mexico), in which it has the 99.99% of the ownership.

10.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

As of December 31, 2025 and 2024 the breakdown of financial instruments by category is as follows:

Current borrowings at amortized cost

	Amortized Cost
12/31/2025	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	1,808	1,808	1,808
Other borrowings	1,808	1,808	1,808
Of which: with related parties (Note 14)	1,808	1,808	1,808

	Amortized Cost
12/31/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	3,365	3,365	3,365
Other borrowings	3,365	3,365	3,365
Of which: with related parties (Note 14)	3,365	3,365	3,365

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €1,808 and €3,365 thousand as of December 31, 2025 and 2024, respectively.

Non-current borrowings at amortized cost

There were no non-current borrowings accounted for at amortized cost as of December 31, 2025 and December 31, 2024.

Financial liabilities associated with financing activities

The following tables present details regarding the changes in financial liabilities as of December 31, 2025 and 2024 that arose from financial activities:

2025

	Balance at 12/31/2024	Cash addition	Related parties debt restructuring	Related party non-cash settlement	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2025
Other borrowings	3,365	-	-	-	(1,557)	-	-	1,808
Total	3,365	-	-	-	(1,557)	-	-	1,808

2024

	Balance at 12/31/2023	Cash addition	Related parties debt restructuring	Related party non-cash settlement	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2024
Other borrowings	5,105	-	-	-	(1,740)	-	-	3,365
Total	5,105	-	-	-	(1,740)	-	-	3,365

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group, including transactions made by customers through retail sport betting terminals, and amounted to €1,808 thousand and €3,365 thousand as of December 31, 2025 and 2024, respectively.

11.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of December 31, 2025 and 2024 is as follows:

	12/31/2025	12/31/2024
Trade payables	22,413	24,552
Customer online wallets	9,669	8,697
Other current liabilities	9,602	7,211
Accruals	850	773
Warrants	4,437	-
Total	46,971	41,233
Of which: with related parties (Note 14)	4,306	3,958

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accrued salaries include Codere Online’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

As of December 31, 2025, the warrants were reclassified from non-current liabilities to trade payables and other current liabilities as a result of the warrant’s November 30, 2026 expiration date. As of December 31, 2024, warrants were classified within the non-current financial liabilities.

The fair value of the warrants was derived from quoted prices (Level 1). The warrants represent rights to purchase Ordinary Shares of Codere Online under pre-established terms. As of December 31, 2025 and 2024, there were 6,435,000 total warrants outstanding.

As of December 31, 2025 and 2024, the market price equaled $0.81 and $0.58 per warrant, respectively; therefore, as of December 31, 2025 and 2024, the fair value of the warrant liabilities amounted to €4.4 million and €3.7 million, respectively. The change in fair value of the warrants is reported in the consolidated statements of operations as finance cost amounting to €0.7 million and €3.3 million for the years ended December 31, 2025 and 2024, respectively.

The details of other current liabilities as of December 31, 2025 and 2024 is as follows:

	12/31/2025	12/31/2024
Accrued salaries	2,094	1,744
Current tax liabilities	7,504	5,459
Others	4	8
Total	9,602	7,211

12.	INCOME TAX MATTERS

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual entity. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated statements of financial position date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

On December 15, 2022, the European Council Commission approved Directive 2022/2523 establishing a minimum level of taxation for large national and multinational corporate groups. The objective of this regulation, which is applicable since 2024, is that large corporate groups pay taxes in all jurisdictions in which they operate at a minimum rate of 15%. The Directive has been transposed into the Spanish legal system by Law 7/2024, being its implementation subject to the issuance of further regulation. Likewise, Luxembourg have already implemented the Pillar Two regulations.

Since the Codere Group falls within the scope of this new tax, an assessment has been engaged to determine its potential impact. This evaluation, performed by Codere Group based on the latest country-by-country report and 2024 financial data includes consideration of a potential exemption for listed subsidiaries under Pillar Two. Based on the referred assessment we determined that the effective tax rate by jurisdiction exceeds the minimum threshold of 15%. Consequently, there is no obligation to recognize a top-up tax for the fiscal year, nor have any amounts been recorded for this purpose in these financial statements.

Furthermore, in accordance with applicable accounting standards, no deferred tax assets or liabilities have been recognized related to the global minimum tax.

Reconciliation of accounting net income/(loss) before taxes to taxable income

The reconciliation between accounting net income/(loss) before tax and the income tax benefit/(expense) from continuing operations for the fiscal years ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Accounting net income/(loss) before tax	3,312	5,372	(8,928)
At Codere Online statutory income tax rate	(563)	(913)	1,518
Tax effect of unrecognized tax losses and permanent differences	(708)	2,783	4,119
Recognition of previously unrecognised tax losses	1,411	(854)	854
Effect of different tax rates in different jurisdictions	(2,157)	(2,478)	22
Income tax benefit/(expense)	(2,017)	(1,462)	6,513
Effective tax rate	(61)%	(27)%	(73)%
Of which -		-
Current tax expense	(2,482)	(2,491)	(1,604)
Deferred tax benefit/(expense)	465	1,029	8,117
Total income tax benefit/(expense)	(2,017)	(1,462)	6,513

Deferred taxes

The deferred tax assets and liabilities relate to the following items:

	12/31/2023	Recognized in profit or loss	12/31/2024	Recognized in profit or loss	12/31/2025
Deferred tax asset	8,178	1,029	9,207	1,733	10,940
Limitation on deductibility of Spanish CIT	5,986	1,100	7,086	964	8,050
Limitation on deductibility of Spanish CIT – reversals	-	(642)	(643)	(699)	(1,341)
Tax losses carried forward	854	(854)	-	1,411	1,411
Financial expenses deductibility	-	925	925	(925)	-
Share-based payments	1,338	500	1,838	1,459	3,297
Share-based payments – vested shares			-	(477)	(477)
Deferred tax liabilities	-	-	-	(1,268)	(1,268)
Interest receivable	-	-	-	(1,268)	(1,268)

The deferred tax assets as of December 31, 2025 and December 31, 2024, primarily relate to the temporary measures for 2023, 2024, and 2025, regarding the determination of the taxable base under the tax consolidation regime in Spain.

The deferred tax liability recognized as of December 31, 2025, related to accrued interest receivable on an intercompany loan for the fiscal years ended December 31, 2025, 2024, and 2023. CIT tax rate in the United States is 21%.

As shown in the table below, the Group has generated net losses which can be offset against future taxable profits. For Spain, there is no limit to utilize these losses in time. In all other jurisdictions mentioned, the carry forward period is measured from the year in which the loss was incurred and is limited to 10 years in Mexico (Article 57 LISR), 12 years in Colombia (Article 147 of the Colombian Tax Code), and 17 years in Luxembourg (Article 114 LIR).

Entity	Total as of 12/31/2025	Total as of 12/31/2024
SEJO	20,523	22,865
LIFO AenP (Mexico)	22,774	34,072
Codere Online Colombia	5,692	6,368
Codere Online Luxembourg	249,308	242,564

13.	REVENUE AND EXPENSES

Revenue

The breakdown of Codere Online’s revenues for the years ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Online sports betting	78,866	83,408	72,176
Online casino wagering	131,007	117,245	89,461
Others	534	51	10
Total	210,407	200,704	161,647

No customer contributed more than 10% of revenue for the years ended December 31, 2025, 2024, and 2023. “Others” for the 2025 period include €534 thousand, of which €489 thousand relates to revenue recognized in connection with customer online wallet balances deemed inactive and written off pursuant to applicable regulatory requirements in each jurisdiction.

Additionally, the distribution of sales by geographical market during the reporting periods is as follows:

	2025	2024	2023
Spain	90,533	87,778	75,669
Mexico	107,221	95,699	73,315
Others	12,653	17,227	10,302
Total	210,407	200,704	161,647

Personnel expenses

The heading personnel expenses for the 2025, 2024, and 2023 periods include expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	2025	2024	2023
Wages, salaries and similar	13,304	11,671	11,374
Social security contributions payable by Codere Online	1,921	1,673	1,239
Other social contributions	9,779	5,440	4,824
Total	25,004	18,784	17,437

Other social contribution includes those expenses resulting from the LTIP executive bonus. For the years ended December 31, 2025, 2024 and 2023, it amounted to €6,028 thousand, €1,858 thousand, and €2,246 thousand, respectively.

Depreciation and amortization

The breakdown of depreciation and amortization for the years ended December 31, 2025, 2024, and 2023 is as follows:

	2025		2024	2023
Depreciation of property, plant and equipment (Note 5)	121	*	136	114
Amortization of intangible assets	-		10	-
Amortization of right-of-use assets (Note 6)	524	*	242	-
Total	645		388	114

*	The difference between the amounts presented herein and the depreciation expense disclosed in Note 5 and the amortization expense in Note 6 arises from using different FX rates: period-end rates for statement of financial position and average rates for statement of operations.

The depreciation and amortization increase is mainly due to the two new leases in Colombia and Israel mentioned in Note 6.

Other operating expenses

The breakdown of other operating expenses for the years ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Gaming taxes	21,294	19,863	16,281
Leases	32	234	528
Utilities, repairs and maintenance	1,164	1,060	1,432
Professional services and other expenses	62,709	62,957	59,203
Casino license royalties	8,325	7,732	6,279
Marketing expenses	85,496	85,355	75,127
Total	179,020	177,201	158,850

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses in 2025, 2024, and 2023 mainly include: (i) Platform services; (ii) external providers for some of our sports odds; (iii) payment processing which allows our customers to deposit and withdraw using platforms and (iv) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer. Additionally, this also includes certain other expenses, such as those relating to marketing and customer relationship management (CRM) tools.

Finance income/(cost), net

The breakdown of finance income/(cost), net for the years ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Finance income/(cost), net	342	603	1,815
Exchange rate impact	(5,027)	(6,519)	(1,618)
Argentina Hyperinflation Impact	3,249	8,990	5,292
Decrease/(Increase) in Fair Value of Public Warrants (Note 11)	(719)	(3,310)	890
Lease finance interest under IFRS 16 (Note 6)	(188)	(105)	-
Short term investment gain	25	1,382	1,020
Related parties debt restructuring	-	-	(1,573)
Others	(108)	-	-
Total	(2,426)	1,041	5,826

Finance income/(cost), net for the years ended December 31, 2025, 2024, and 2023 includes both realized and unrealized foreign exchange gains/(losses) that have been created due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest income related to Codere Online’s outstanding borrowings to related parties.

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the year attributable to equity holders of the Company by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. Warrants and stock options throughout 2025, 2024, and 2023 were antidilutive because their exercise prices were below the share price of the Company. In accordance with IAS 33, antidilutive potential ordinary shares, those that would increase earnings per share or decrease the loss per share if included, are disregarded in the calculation of diluted earnings per share. This is due to Codere Online reporting net loss for the year ended December 31, 2023, which results in all such instruments being considered anti-dilutive. For the years ended December 31, 2025 and 2024, the Company reported a net profit and evaluated all applicable dilutive instruments. As a result, for the years ended December 31, 2025 and 2024, 392,521 and 586,120 restricted shares have been included in the diluted earnings per share calculation for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company had 45,640,814 issued shares. Of these, 391,002 shares correspond to treasury shares repurchased under the buyback program and therefore are not considered outstanding. The total number of issued and outstanding shares as of December 31, 2025 was 45,249,812.

As of December 31, 2024, the Company had 45,491,175 shares issued and outstanding.

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the years ended December 31, 2025, 2024, and 2023:

	12/31/2025	12/31/2024	12/31/2023
Net income/(loss) attributable to the equity holders of the Company	1,292	3,908	(2,417)
Weighted average number of shares outstanding:
Basic	45,495,139	45,482,726	45,273,438
Diluted	45,887,660	46,068,846	45,273,438
Basic earnings per share (euros)	0.03	0.09	(0.05)
Diluted earnings per share (euros)	0.03	0.08	(0.05)

14.	RELATED PARTIES

The parties related to Codere Online include, in addition to Codere Group’s subsidiaries, associates and jointly controlled entities, if any, Codere Online’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between Codere Online and its subsidiaries, which are related parties of Codere Online, have been eliminated in consolidation and are not disclosed in this note. The agreements between Codere Online and Codere Group, effective from December 1, 2021, are also part of these related party transactions and had been previously described in item 7.b.

Details of transactions between Codere Online and other related parties are disclosed below.

For the year ended December 31, 2025

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere Apuestas España S.A.	Subsidiary of Codere Group	-	3,383	3,383
Codere Newco S.A.U.	Parent of Codere Online	(75)	15,809	15,734
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	2,317	2,317
Other retail companies	Subsidiary of Codere Group	-	945	945
Latam retail companies	Subsidiary of Codere Group	-	7,313	7,313
TOTAL		(75)	29,767	29,692

Balance at 12/31/2025

Related parties	Relation to Codere Group	Trade receivables (Note 8)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Newco S.A.U.	Parent of Codere Online	-	(2)	(1,822)
Codere Operadora de Apuestas S.L. (OACO)	Subsidiary of Codere Group	-	-	(290)
Codere Apuestas España S.L. (CAES)	Subsidiary of Codere Group	-	-	(224)
Other retail companies	Subsidiary of Codere Group	12	(155)	(531)
Latam retail companies	Subsidiary of Codere Group	942	(1,651)	(1,439)
Total		954	(1,808)	(4,306)

For the year ended December 31, 2024

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	3,708	3,708
Codere Newco S.A.U.	Parent of Codere Online	(63)	14,907	14,844
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	2,390	2,390
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	119	119
Iberargen, SA.	Subsidiary of Codere Group	-	5,061	5,061
Other retail companies	Subsidiary of Codere Group	-	751	751
Mexico retail companies	Subsidiary of Codere Group	-	3,993	3,993
Retail Latam	Subsidiary of Codere Group	-	1,118	1,118
TOTAL		(63)	32,047	31,984

Balance at 12/31/2024

Related parties	Relation to Codere Group	Current financial assets (Note 7)	Trade receivables (Note 8)	Current borrowings (Note 10)	Trade payables and other current liabilities (Note 11)
Codere Newco S.A.U.	Parent of Codere Online	320	-	11	1,035
Codere Apuestas España S.L. (CAES)	Subsidiary of Codere Group	-	75	-	698
Other retail companies	Subsidiary of Codere Group	-	173	175	956
Other Latam retail companies	Subsidiary of Codere Group	-	901	3,179	1,269
Total		320	1,149	3,365	3,958

For the year ended December 31, 2023

Related parties	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere España S.A.	Subsidiary of Codere Group	-	3,609	3,609
Codere Newco S.A.U.	Parent of Codere Online	(157)	12,087	11,930
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,952	1,952
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	96	96
Iberargen, SA.	Subsidiary of Codere Group	548	3,212	3,760
Other retail companies	Subsidiary of Codere Group	-	755	755
Mexico retail companies	Subsidiary of Codere Group	-	3,998	3,998
Retail Latam	Subsidiary of Codere Group	-	2,903	2,903
TOTAL		391	28,612	29,003

Internal Affiliate Program Master Agreement

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

On November 12, 2025, the parties entered into an amendment and restatement of the Internal Affiliate Program Master Agreement effective as of April 1, 2025, amending the following terms and conditions:

With respect to all the omni-channel jurisdictions:

●	The term of the agreement is extended to three years, subject to early termination by either party with 90 days’ written notice if certain KPIs are not met. Such KPIs shall be agreed by the parties by no later than March 31, 2026.

●	Retail Participation and the Online Participation are increased, respectively, from 35% to 45% of the Net Win.

●	Elimination of the 18-month cap on receiving revenue share as long as the player remains active.

●	Elimination of the exclusion currently established with respect to eligibility to receive a revenue share in the event of reactivation of an inactive player where said player had previously been subject to a revenue share under the Internal Affiliate Program Master Agreement; provided, however, that any such reactivated player not otherwise be covered under any third-party affiliation agreement.

The second amendment to the Internal Affiliate Program Master Agreement also introduces certain amendments to in-store processing fees and balance transfer fees specific to each jurisdiction.

The foregoing description of the Internal Affiliate Program Master Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Internal Affiliate Program Master Agreement and applicable amendments, which have been filed as exhibits to this annual report.

Colombia Restructuring Agreement

On March 5, 2026, Codere Online Colombia, S.A.S. and Codere Colombia, S.A. entered into a joint accounts agreement (contrato de cuentas en participacion), effective as of September 1, 2022, (the “Second Joint Accounts Agreement”) pursuant to which, the parties agree to jointly exploit the Colombia License with respect to retail sports betting and virtual games operated via physical terminals in retail halls (the “Retail Operation”). Codere Colombia S.A. effectively retains 99.00% of any distributed profits and is responsible for managing the Retail Operation. Codere Colombia, S.A. has the right to early terminate the Second Joint Accounts Agreement at any time with 15 business days’ notice and shall indemnify Codere Online Colombia S.A.S. for any loss, regulatory sanction or third-party claim arising from the breach of the Second Joint Accounts Agreement by Codere Colombia, S.A. Codere Online Colombia, S.A.S. has an exclusivity obligation pursuant to it shall only carry out the Retail Operation under the Colombia License with Codere Colombia, S.A. or any other company within the Codere Group.

15.	RISK MANAGEMENT POLICIES

●	Key Company Risk

The key risks to which Codere Online is exposed are related to the gambling sector. The gaming industry is closely regulated (those regulations extend to the gambling business itself and the gambling formats and channels permitted; management of the risks associated with gambling; gambling advertising; data protection; anti-money laundering; and anti-fraud, among others). Gambling operators are required to fulfil a number of technical and compliance-related obligations in order to operate under licenses that need to be renewed at certain intervals and/or are subject to ongoing oversight. The failure to comply with any of these regulations or requirements or the inability to renew our gambling licenses could have an adverse impact on our business. In addition, new regulations in the future could imply additional restrictions on already-regulated activities that could reduce Codere Online’s ability to offer products and services to its customers.

The industry is also exposed to the formulation of new and interpretation of existing gambling tax regulations in every market. Any increase in the gambling tax burden or changes in tax calculation methodologies could affect the viability of Codere Online’s business. The gambling industry is often in the spotlight and the public perception of what Codere Online does can also have an adverse impact on its performance. Moreover, regulatory changes in the various markets could pave the way for the entry of new competitors or new gambling formats that could have an adverse impact on Codere Online’s business. Lastly, Codere Online is and will remain exposed to inspections and/or lawsuits related with the above-mentioned tax regulations and compliance rules.

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

Liquidity risk

Codere Online is exposed to liquidity risk if a mismatch arises between its financing needs (including operating, financial and investment needs) and its sources of financing (including cash on statement of financial position and future cash flows).

Exchange rate risk

Exchange rate risk arises when the value of existing assets, liabilities and/or future cash flows are subject to change because of fluctuations in foreign exchange rates. Codere Online’s exposure to the risk of changes in foreign exchange rates relates primarily to (i) its operations (certain revenues and expenses being denominated in foreign currencies) and (ii) certain cash balances being held in foreign currencies.

Codere Online actively manages exchange rate risks to control the exposure of balances to foreign currency in order to minimize the risks associated with exchange rate variations and optimizing Codere Online’s financial cost.

The following tables include the outstanding current asset and current liability balances in foreign currencies as of December 31, 2025 and 2024 in thousands of euros:

12/31/2025

	Current assets	Current liabilities
ILS	434	2,932
COP	6,184	1,995
MXN	22,295	14,434
PAB	3,185	1,069
ARS	734	361
Total	32,832	20,791

12/31/2024

	Current assets	Current liabilities
ILS	969	2,378
COP	5,501	1,697
MXN	15,408	15,440
PAB	3,344	2,012
ARS	1,331	428
Total	26,553	21,955

Sensitivity analysis

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2025(*)	Income statement	Equity	Income statement	Equity
COP/EUR	4,415.01	(419)	-	419	-
MXN/EUR	21.09	(789)	-	789	-
USD/EUR	1.18	(212)	-	212	-
ARS/EUR	1,709.69	(37)	-	37	-
ILS/EUR	3.75	250	-	(250)	-

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2024(*)	Income statement	Equity	Income statement	Equity
COP/EUR	4,580.9	(380)	-	380	-
MXN/EUR	21.31	3	-	(3)	-
USD/EUR	1.04	(1,132)	-	1,132	-
ARS/EUR	1,072.14	(91)	-	91	-
ILS/EUR	3.79	141	-	(141)	-

		Sensitivity -10% (in thousands of euros)		Sensitivity +10% (in thousands of euros)
Currency	Exchange rate 12/31/2023(*)	Income statement	Equity	Income statement	Equity
COP/EUR	4,223.37	(197)	-	197	-
MXN/EUR	18.67	606	-	(606)	-
USD/EUR	1.11	495	-	(495)	-
ARS/EUR	893.34	192	-	(192)	-
ILS/EUR	4.01	12	-	(12)	-

Credit risk

Codere Online does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Codere Online considers a financial asset to be in default when:

-	the debtor is unlikely to pay its credit obligations to Codere Online in full, without recourse by Codere Online to actions such as realising security (if any is held)

Impairment provisions are determined on the basis of lifetime expected credit losses, including those expected at the individual level, using reasonable and supportable forward-looking information, based on the best information available at the date of authorizing the financial statements for issue. They are re-estimated at every reporting date on an individual basis, using the following criteria:

-	The age of the debt.

-	The existence of financial difficulties, including bankruptcy proceedings.

-	An analysis of the debtor’s ability to repay the asset.

As described in Note 3, Codere Online’s historical credit loss experience with Group’s entities is nil. The expected credit loss is estimated based on external risk parameters, publicly available, such as the probability of default (“PD”) of Codere Group and a loss given at default (“LGD”) of 100%.

16.	COMMITMENTS AND CONTINGENCIES

Codere Online occasionally faces contingencies related to litigation, claims, assessments, regulatory compliance, or tax inspections, such as the one currently underway in Mexico.

Such proceedings can be costly, time-consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings will not materially impact Codere Online’s financial condition or results of operations. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. While Codere Online maintains insurance coverage that Codere Online believes is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

The current liability for the estimated losses associated with these proceedings is not material to the consolidated financial condition and those estimated losses are not expected to have a material impact on Codere Online’s results of operations.

17.	OTHER INFORMATION

Long Term Incentive Plan (“LTIP”)

On February 2, 2022, the Company’s Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Company’s Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment of senior management and directors with the interests of the Company’s Shareholders and strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of the Company and the Directors and certain employees and independent contractors providing services to Codere Online from time to time. The beneficiaries will be proposed by the Chief Executive Officer of the Company and will be subject to approval by the Company’s Board. Upon approval by the Company’s Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of the Company, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments payable depending upon the increase in the Company’s equity value and/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value will be calculated considering the Exercise Equity Value (which will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value (amounting to $350 million) and the Invested Capital from shareholders (less any cash contributions to shareholders, in each case to the extent made after the date of commencement of this Plan and will be capitalized at an annual rate of 8%).

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

The share options will be exercised at the option of the beneficiary on a cash or cashless basis (subject to the Company’s option to net cash settle) and will not be transferable by the beneficiary at any time. The Company intends to settle the options in shares.

The number of restricted shares to be granted will be based on the portion of the Target Compensation tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by the Company, although the Company intends to settle them in shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

Deferred payment rights are measured in USD, and the employee will receive as many shares as are worth to the deferred payment right amount no later than March 31, 2027. The deferred payments rights granted to the beneficiaries shall have a 20% vesting per calendar year and will be paid at the Company’s option in cash or the Company’s Ordinary Shares subject to certain exceptions and acceleration events. The Company intends to settle the deferred payment rights in shares.

The employer company of each beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Company’s Shareholders. The Company may increase such limit by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

Amended Existing Long Term Incentive Plan (“Amended Existing LTIP”)

On November 7, 2024, the Board approved certain amendments to the Company’s existing LTIP with the aim of further enhancing the alignment between management, directors and shareholders by providing additional incentives. The amended existing LTIP (the “Amended Existing LTIP”) was subsequently approved by the Company’s shareholders at the Annual General Meeting held on June 30, 2025.

Under the Amended Existing LTIP, participants may receive additional restricted share awards and/or additional deferred payment rights (“DPR”) based on their role, level, business unit and the strategic objectives of the program. No additional stock options are offered under the Amended Existing LTIP. The additional restricted share awards are subject to a three-year vesting period covering the period from January 1, 2024 through December 31, 2026, being the expiration date of the previous existing LTIP’s original five-year term.

The total potential payout under the deferred payment right component was increased by an additional $8.5 million, subject to an overall cap of $17.5 million. In addition, the deferred payment right calculation formula was amended, the minimum equity value threshold for eligibility was reduced and the payout mechanism was revised to incorporate a tiered structure. The vesting period for the DPR was also extended to December 31, 2027 (from December 31, 2026). The Amended Existing LTIP further includes provisions governing the treatment of awards in the event of a delisting of the Company’s shares (other than as a result of a regulatory breach). The Company intends to settle the deferred payment rights in shares.

Additional restrictions include clawback provisions applicable for a two-year period from the vesting date of an award, triggered upon termination for misconduct, fraud, gross negligence or breaches of post-termination restrictive covenants.

The grant of additional restricted shares under the Amended Existing LTIP is subject to Codere Online having an effective Form S-8 registration statement on file with the SEC.

New Long Term Incentive Plan (“New LTIP”)

On the same date as for the Amended Existing LTIP, November 7, 2024, the Board also approved a new long-term incentive plan (the “New LTIP”) as an additional retention mechanism for senior management and directors. The New LTIP was approved by shareholders at the Annual General Meeting held on June 30, 2025.

The New LTIP is a stock option plan covering the 2024–2028 period pursuant to which Codere Online may grant up to 2.6 million stock options to eligible participants. The legal grant date is defined as the date of shareholder approval in respect of awards relating to years 2024 and 2025, and January 1 of each year for awards relating to years 2026 through 2028.

Options are granted at market value on the grant date and vest over a four-year period in annual cliff installments. Notwithstanding this general vesting rule, awards relating to 2024 and 2025 are deemed to have commenced vesting on January 1, 2024, and January 1, 2025, respectively. Although the New LTIP is a five-year plan, its overall term extends through December 31, 2031, to allow full vesting of awards granted in the fifth year. Each stock option has a contractual life of ten years measured from January 1 of the year of grant. Exercise of stock options is subject to Codere Online having an effective Form S-8 registration statement on file with the SEC. The New LTIP also includes clawback provisions permitting recovery of awards for a two-year period following vesting. In certain cases, including senior executive roles, clawback may also be triggered by voluntary resignation.

The total number of share options, restricted shares and deferred payments rights to each part of the LTIP, the Amended Existing LTIP and the New LTIP are as follows:

12/31/2025

	Number of share options	Number of restricted Shares	Deferred payments right (USD)
Total rights as of December 31, 2024	933,233	558,867	8,903,209
Awarded during the period	1,005,000	-	7,725,000
Issued during the period	-	(149,639)	-
Cash settled during the period	-	(46,511)	-
Exercised during the period	-	-	-
Forfeited during the period	(44,625)	(41,034)	(423,598)
Total rights as of December 31, 2025	1,893,608	321,683	16,204,611
Vested	1,126,595	179,147	1,744,954	*
Unvested	767,013	142,536	14,459,657

*	For the beneficiaries who accepted the Amended Existing LTIP, all DPR awards scheduled to vest in 2025 were treated as entirely unvested. Unlike the LTIP, which provided pro-rata vesting for all leavers, the Amended Existing LTIP restricts pro-rata vesting solely to participants meeting the good leaver criteria.

12/31/2024

	Number of share options	Number of restricted Shares	Deferred payments right (USD)
Total rights as of December 31, 2023	1,031,893	787,874	8,813,162
Awarded during the period	15,567	7,974	163,458
Issued during the period	-	(193,275)	-
Cash settled during the period	-	(1,529)	-
Exercised during the period	-	-	-
Forfeited during the period	(114,227)	(42,177)	(73,411)
Total rights as of December 31, 2024	933,233	558,867	8,903,209
Vested	566,326	196,150	5,330,973
Unvested	366,907	362,717	3,572,236

12/31/2023

	Number of share options	Number of restricted Shares	Deferred payments right (USD)
Total rights as of December 31, 2022	903,955	899,918	8,792,426
Awarded during the period	158,637	81,254	313,242
Issued during the period	-	(175,944)	-
Cash settled during the period	-	(3,084)	-
Exercised during the period	-	-	-
Forfeited during the period	(30,699)	(14,270)	(292,506)
Total rights as of December 31, 2023	1,031,893	787,874	8,813,162
Vested	388,779	194,804	3,530,831
Unvested	643,114	593,070	5,282,331

The fair value of the equity instruments granted under the LTIP has been determined using a Monte Carlo simulation valuation model as of each of the grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	49.06% – 49.17%
Expected term (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Additionally, the fair value of the equity instruments granted as part of the New LTIP Agreement has been determined using a Black-Scholes simulation valuation model as of each of the grant dates, considering the conditions determined in the New LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50.25%
Expected term (years)	5.50 to 6.50
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Due to the limited liquidity of the Company trading shares, expected share price volatility has been determined based on the average historical standard volatility of a group of selected peers, considering a 5-year period, matching the applicable LTIP tenor.

Fair value of restricted shares

The fair value of restricted shares has been calculated as the number of estimated vested instruments multiplied by the grant-date fair value per restricted share. The number of estimated vested instruments is based on the awards granted to each beneficiary’s invitation letter, and the expected share value has been determined based on the aforementioned Monte Carlo simulation and the valuation inputs previously described.

Fair value of stock options

The fair value of stock options, which may be converted into the Company’s Ordinary shares at a previously specified price during a defined time period, has been calculated by multiplying the number of granted stock options by the grant-date fair value per option. To determine the value of stock options at each grant date, the Company used the expected share price evolution derived from the Monte Carlo simulation model under the LTIP and the Black-Scholes simulation model under the New LTIP. Option value consists of intrinsic value, which is the difference between the underlying share price and the option exercise price if positive, and time value, which reflects the possibility that the option may gain intrinsic value in the future. Based on the expected share price evolution, the Company’s stock options had only time value at each grant date, as the underlying share price was below the $10.00 per share exercise price under the LTIP. Under the New LTIP, the exercise price of each option is determined as the greater of (i) the market value of an ordinary Share on the grant date ($8.49 per share for Year 1 and Year 2 awards) and (ii) the nominal value of an Ordinary Share on the grant date (€1.00 per share). Based on the expected share price evolution, the stock options had time and intrinsic value at each grant date, as the underlying share price was close to the exercise price under the New LTIP.

Deferred payment rights

Deferred payment rights are subject to a non-market performance condition based on the evolution of the Company’s EBITDA during the Sub-Plan’s term, linked to EBITDA and net financial debt. However, the number of shares to be delivered can be estimated based on expected EBITDA performance in line with the Company’s business plan, which may be revised until the settlement date. Accordingly, the Company’s business plan is the primary input used to determine the preliminary number of shares to be delivered to beneficiaries under the Sub-Plans. For the purpose of determining the fair value of the deferred payment rights, a payout rate of 47.2% has been assumed for the deferred payment rights under the LTIP, and 100% for the DPR under the Amended Existing LTIP.

Termination, forfeiture and clawback provisions

Except in the case of a termination for Cause (as defined in the Amended Existing LTIP and the New LTIP), in which case all awards, whether vested or unvested, are forfeited, participants who cease to be employed by or provide services to Codere Online will retain vested awards only to the extent, and for the period, provided under the applicable LTIP. Any awards that remain unexercised or unvested after that period will be forfeited. Awards may also be subject to clawback or reduction (malus) in certain circumstances, including if a participant breaches post-termination, non-compete, non-solicitation obligations, or as requited by applicable law. Participants who qualify as “good leavers” will retain their vested awards as of the termination date and, with respect to stock options, will generally have 90-days to exercise such vested options.

The conditions defining bad leavers and good leavers have been revised under the Amended Existing LTIP and New LTIP. These changes alter the treatment of unvested and vested rights upon termination of employment or service, replacing prior arrangements and aligning the plans with the Company’s retention objectives.

Under the Amended Existing LTIP and New LTIP, the incentives granted to the beneficiaries are forfeited if they qualify as a bad leaver. Indeed, just for the Amended Existing LTIP, a bad leaver may only keep vested restricted shares and share options until the end of the calendar year prior to the termination date. If they were bad leavers that was terminated due to cause, then all awards are forfeited.

Vesting terms

Vesting depends on the applicable plan and type of award. Under the New LTIP, awards vest over time, at a rate of 25% per year. Under the Amended Existing LTIP, restricted shares fully vest on December 31,2026, while deferred payment rights continue to vest until December 31, 2027. Under the Amended Existing LTIP, pro rata vesting of deferred payment rights applies exclusively to good leavers.

To the extent permitted by applicable law, the Company may provide loans to participants to cover certain taxes due in connection with awards under the LTIP, the Amended Existing LTIP and the New LTIP.

The LTIP, the Amended Existing LTIP and the New LTIP are subject to the mandatory employment and labor laws applicable in each jurisdiction where participants perform their work under the plan, although a significant portion of compensation under these plans is awarded to beneficiaries located in Spain. The components of these plans may be subject to additional terms and conditions depending on the participant’s location of the beneficiary.

Codere Online recognizes the expense associated with the LTIP, the Amended Existing LTIP and the New LTIP using the accelerated vesting method, in line with IFRS 2. This approach treats each vesting tranche as a separate award with its own fair value, and expense is recognized over the respective vesting periods of each tranche.

For the years ended December 31, 2025, 2024, and 2023, the impact of their applicable LTIP plans was recorded in the consolidated statements of operations as personnel expenses amounting to €6,028 thousand, €1,858 thousand, and €2,246 thousand, respectively.

Repurchases under the Share Buyback Plan

The Company had repurchased $2.7 million (€2.4 million) of the Company’s shares under its authorized share buyback plan during the year ended December 31, 2025.

The plan had an authorized total investment of $5.0 million, which the Board increased to $7.5 million in November 2025. In the December 1, 2025, Extraordinary General Meeting, the Company obtained shareholder approval to extend its expiration from March 3, 2026 to December 31, 2026.

18.	EVENTS AFTER THE REPORTING DATE

In 2026, Codere Online issued 141,367 shares (net of 37,780 shares withheld to cover withholding taxes), therefore the number of issued and outstanding Ordinary Shares increased to 45,391,179 as of April 20, 2026.

On December 18, 2025, the Board of Directors approved the grant of Year 3 awards under the New LTIP, which amounted to 620,000 share options. Pursuant to the terms of the New LTIP, these awards were deemed granted as of January 1, 2026, with vesting in four annual cliff instalments in each of January 1, 2027, 2028, 2029 and 2030. The exercise price of each option is $8.03 per share (closing share price as of December 31, 2025) and they have a ten-year contractual life from the grant date, expiring on January 1, 2036. Exercising of these options is subject to the Company having an effective S-8 registration statement with the U.S. Securities and Exchange Commission.